423

08002231

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Romarco Minerals Inc.

*CURRENT ADDRESS 997 Greg St.

Sparks, Nevada 89431

**FORMER NAME

PROCESSED

MAY 06 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 35187

FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/30/08

RECEIVED
2008 APR 23 P 2:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Notice of the meeting and record date, filed April 18, 2008

Date: 18/04/2008

Computershare
510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: ROMARCO MINERALS INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	15/05/2008
Record Date for Voting (if applicable) :	15/05/2008
Meeting Date :	18/06/2008
Meeting Location (if available) :	TBA

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	775903206	CA7759032062

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for ROMARCO MINERALS INC.

Alternative monthly report under NI 62-103
for the period ended March 31, 2008 filed April 10, 2008

EARLY WARNING REPORT UNDER THE ALTERNATIVE MONTHLY REPORTING SYSTEM OF NATIONAL INSTRUMENT 62-103

1. ***Name and address of the eligible institutional investor:***

   U.S. Global Investors, Inc. ("USGI")
   7900 Callaghan Road
   San Antonio, TX 78229

2. ***Name of the reporting issuer:***

   Romarco Minerals Inc. ("Issuer")

3. ***Period for which the report is filed:***

   Period ended March 31, 2008

4. ***Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under the early warning requirements:***

   Since USGI's last report, USGI's beneficial ownership of the Issuer has increased to 16.60%. Ownership of common shares increased to 17,615,106 while ownership in common share purchase warrants increased to 2,950,000.

5. ***Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:***

   USGI exercises control or direction over 17,615,106 common shares and 2,950,000 common share purchase warrants of the Issuer (collectively, the "Securities"), representing approximately 16.60% of the issued and outstanding common shares of the Issuer (assuming exercise of the convertible securities).

6. ***Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to above over which:***

   (i) the eligible institutional investor, either alone or together with any joint actors, have ownership and control:

   None

   (ii) the eligible institutional investor, either alone or together with any joint actors, have ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, have exclusive or shared control but does not have ownership:

USGI exercises control or direction over all of the Securities referred to in paragraph 5 in its capacity as investment advisor over funds or accounts referred to in paragraph 9.

7. ***Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:***

The Securities of the Issuer were acquired in the ordinary course of business, for investment purposes only. USGI may, depending on market and other conditions, increase or decrease its beneficial ownership, control or direction over common shares or other securities of the Issuer, through market transactions, private agreements, treasury issuances, exercise of convertible securities or otherwise.

8. ***General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:***

N/A

9. ***Names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:***

Meridian Global Gold and Resources Fund

U.S. Global Investors World Precious Minerals Fund

U.S. Global Investors, Inc.

10. ***If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements:***

N/A

11. ***Eligibility to file reports under the alternative monthly reporting system:***

This report is issued, and USGI is eligible to file, pursuant to the alternative monthly reporting system described in National Instrument 62-103 with respect to Early Warning Reporting.

12. ***Declaration:***

The filing of this report is not an admission that any entity named in this report owns any securities.

DATED this 9th day of April, 2008.

U.S. GLOBAL INVESTORS, INC.

Per: *"Susan McGee"*

Name: Susan McGee
Title: President & General Counsel
Authorized Signing Officer

Material change report, filed April 4, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

April 2, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on April 2, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco closes private placement.

5. Full Description of Material Change

Romarco has closed its previously announced non-brokered private placement of units (see press release dated February 21, 2008).

The Company's largest shareholders – Sun Valley Gold, LLC, US Global Investors, Sprott Asset Management, Kinross Gold Corporation and certain insiders and employees of the Company participated in the private placement.

The Company issued 27,580,246 units for gross proceeds of C$4,688,641.82. The terms of the private placement are C$0.17 per unit with each unit consisting of one common share and one full common share purchase warrant. Each warrant is exercisable to purchase one common share at C$0.21 per share for a two year term. All of the securities will be subject to the customary four month hold period in Canada.

The proceeds of the private placement will be used to fund the exploration and feasibility study on Romarco's Haile Gold Mine in South Carolina, for drilling at the Pinos Gold District in Mexico, and for general working capital purposes.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

April 4, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431
Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to the U.S. Newswire Services or for Dissemination in the U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE **April 2, 2008**

ROMARCO CLOSES PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) ("Romarco" or, the "Company") is pleased to announce **that** it has closed its previously announced non-brokered private placement of units (see press release dated February 21, 2008).

The Company's largest shareholders – Sun Valley Gold, LLC, US Global Investors, Sprott Asset Management, Kinross Gold Corporation and certain insiders and employees of the Company participated in the private placement.

The Company issued 27,580,246 units for gross proceeds of C$4,688,641.82. The terms of the private placement are C$0.17 per unit with each unit consisting of one common share and one full common share purchase warrant. Each warrant is exercisable to purchase one common share at C$0.21 per share for a two year term. All of the securities will be subject to the customary four month hold period in Canada.

The proceeds of the private placement will be used to fund the exploration and feasibility study on Romarco's Haile Gold Mine in South Carolina, for drilling at the Pinos Gold District in Mexico, and for general working capital purposes.

About Romarco:
Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing a bankable feasibility study and exploration. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has two gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or or Shirene Urton, Executive Assistant at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United states. The securities have not been and will not be

registered under the United States Securities Act of 1933 as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available..

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

Material change report, filed April 4, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

March 25, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on March 25, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco appoints Brunk Chief Operating Officer.

5. Full Description of Material Change

Romarco has appointed Mr. Ken Brunk as Sr. VP, Chief Operating Officer of the Company. In a press release dated February 4, 2008, the Company announced it had retained Mr. Brunk to head up the feasibility study at the Haile Gold Mine in South Carolina. Mr. Brunk has now joined the Company in a full time role.

Mr. Brunk has a long and distinguished career in the mining industry. Mr. Brunk was recently President and CEO of Harrison Western Group which provided engineering services, process technology, and mining and construction services to the mining industry. Prior to that Mr. Brunk had a long tenure with Newmont Mining with responsibilities including metallurgical process development, management of operations, business development and exploration, and finally as senior technical officer, responsible for all the technical functions of the operations, mine planning, metallurgical development, projects, and engineering groups within Newmont. He played a key role in the development of many of the on-shore and off-shore mines within Newmont, including the process design and project organization. Also, Ken was a Vice President of Bateman Engineering responsible for engineering studies, feasibility studies and metallurgical process plants for gold, base metals and industrial minerals treatment plants worldwide.

Mr. Brunk commented "I am excited about the future of Romarco and the potential of the Haile Gold Mine as well as Pinos Gold District in Mexico. The Company has a solid, very experienced technical team on the ground at Haile and I look forward to continuing the leadership of that team to successful completion of the bankable feasibility study. In addition, I look forward to working with Diane to significantly grow this company."

Ms. Garrett commented, "Ken's experience in feasibility studies and building mining operations worldwide is extremely valuable to our shareholders and to the future growth of the Company. Ken's technical knowledge and exposure to opportunities combined with my knowledge and relationships in the financial community create a strong leadership team focused on delivering value to the shareholders."

Mr. Brunk holds a degree in Metallurgical Engineering from Michigan Tech. Throughout his career he has conducted numerous feasibility studies, and has been responsible for the design, construction, staffing, and operation of multiple new mines and improving process efficiencies on existing mines around the world.

Mr. Brunk's knowledge, skills and experience will be extremely valuable to Romarco as he guides the feasibility study to completion and prepares for construction and development of the Haile Gold Mine.

Mr. Brunk has been granted 300,000 stock options at C$0.18 in connection with this appointment.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

April 4, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 25, 2008**

ROMARCO APPOINTS BRUNK CHIEF OPERATING OFFICER

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce that it has appointed Mr. Ken Brunk as Sr. VP, Chief Operating Officer of the Company. In a press release dated February 4, 2008, the Company announced it had retained Mr. Brunk to head up the feasibility study at the Haile Gold Mine in South Carolina. Mr. Brunk has now joined the Company in a full time role.

Mr. Brunk has a long and distinguished career in the mining industry. Mr. Brunk was recently President and CEO of Harrison Western Group which provided engineering services, process technology, and mining and construction services to the mining industry. Prior to that Mr. Brunk had a long tenure with Newmont Mining with responsibilities including metallurgical process development, management of operations, business development and exploration, and finally as senior technical officer, responsible for all the technical functions of the operations, mine planning, metallurgical development, projects, and engineering groups within Newmont. He played a key role in the development of many of the on-shore and off-shore mines within Newmont, including the process design and project organization. Also, Ken was a Vice President of Bateman Engineering responsible for engineering studies, feasibility studies and metallurgical process plants for gold, base metals and industrial minerals treatment plants worldwide.

Mr. Brunk commented "I am excited about the future of Romarco and the potential of the Haile Gold Mine as well as Pinos Gold District in Mexico. The Company has a solid, very experienced technical team on the ground at Haile and I look forward to continuing the leadership of that team to successful completion of the bankable feasibility study. In addition, I look forward to working with Diane to significantly grow this company."

Ms. Garrett commented, "Ken's experience in feasibility studies and building mining operations worldwide is extremely valuable to our shareholders and to the future growth of the Company. Ken's technical knowledge and exposure to opportunities combined with my knowledge and relationships in the financial community create a strong leadership team focused on delivering value to the shareholders."

Mr. Brunk holds a degree in Metallurgical Engineering from Michigan Tech. Throughout his career he has conducted numerous feasibility studies, and has been responsible for the design, construction, staffing, and operation of multiple new mines and improving process efficiencies on existing mines around the world.

Mr. Brunk's knowledge, skills and experience will be extremely valuable to Romarco as he guides the feasibility study to completion and prepares for construction and development of the Haile Gold Mine.

Mr. Brunk has been granted 300,000 stock options at C$0.18 in connection with this appointment.

About Romarco:
Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and exploration. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

RECEIVED
2008 APR 23 P 2:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Early warning report under NI 62-103, filed April 2, 2008

REPORT UNDER

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror:**

Sun Valley Gold LLC
620 Sun Valley Road
Sun Valley, ID 83353
USA

("Sun Valley")

and

Sun Valley Gold Master Fund, Ltd.
c/o Goldman Sachs (Cayman) Trust, Limited
2nd Floor, Harbour Centre, N. Church St., PO Box 896
George Town, Grand Cayman, Cayman Islands
British West Indies

(the "Master Fund")

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On April 1, 2008, Sun Valley acquired, on behalf of client accounts over which it has discretionary trading authority, control and direction over 17,650,000 units ("Units") of Romarco Minerals Inc. (the "Issuer"). Each Unit consists of one common share and one common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable at $0.21 per share until March 29, 2010. The Units were acquired from treasury pursuant to a private placement (the "Private Placement") on April 1, 2008.

The 17,650,000 common shares over which Sun Valley acquired control and direction pursuant to the Private Placement represent approximately 11.9% of the Issuer's issued and outstanding common shares. If exercised, the 17,650,000 Warrants over which Sun Valley acquired control and direction would represent, together with the 17,650,000 common shares over which Sun Valley acquired control and direction, represent approximately 21.2% of the Issuer's issued and outstanding common shares.

The Master Fund is the beneficial owner of 11,472,500 of the 17,650,000 Units over which Sun Valley acquired control and direction pursuant to the Private Placement. The 11,472,500 common shares of the Issuer in which the Master Fund acquired a beneficial interest represent approximately 7.7% of the Issuer's issued and outstanding common shares. If exercised, the 11,472,500 Warrants in which the Master Fund acquired a beneficial interest would, together with

11,472,500 common shares in which the Master Fund acquired a beneficial interest, represent approximately 14.3% of the Issuer's issued and outstanding common shares.

The balance of the securities over which Sun Valley acquired control and direction upon completion of the Private Placement are beneficially owned by three clients (together with the Master Fund, the "Beneficial Subscribers") on behalf of which Sun Valley manages investment accounts.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

Upon completion of the Private Placement, Sun Valley exercises control and direction over an aggregate of 31,696,263 of the Issuer's common shares, representing approximately 21.3% of the Issuer's issued and outstanding common shares, and 23,796,263 Warrants. If exercised, the 23,796,263 Warrants over which Sun Valley exercises control and direction would, together with the 31,696,263 common shares over which Sun Valley exercises control and direction, represent approximately 32.2% of the Issuer's issued and outstanding common shares.

The Master Fund is the beneficial owner of 22,514,163 of the Issuer's common shares and 16,014,163 of the Warrants over which Sun Valley exercises control and direction. The common shares of the Issuer beneficially owned by the Master Fund represent approximately 15.2% of the Issuer's issued and outstanding common shares. If exercised, the 16,014,163 Warrants beneficially owned by the Master Fund would, together with the 22,514,163 common shares beneficially owned by the Master Fund, represent approximately 23.4% of the Issuer's issued and outstanding common shares.

The balance of the securities over which Sun Valley exercises control and direction are beneficially owned by the three Beneficial Subscribers (not including the Master Fund) on behalf of which Sun Valley manages investment accounts.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which**

(i) **the offeror, either alone or together with any joint actors, has ownership and control:**

Not applicable.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

The Master Fund is the beneficial owner of 22,514,163 of the common shares and 16,014,163 of the Warrants over which Sun Valley exercises control and direction. The sole shareholders of the Master Fund are Sun Valley Gold International, Ltd., of which Sun Valley is the Investment Manager, and Sun Valley Gold, L.P., of which Sun Valley is the General Partner. Sun Valley has discretionary trading authority, and exercises control, over the securities of the Issuer beneficially owned by the Master Fund.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Sun Valley has discretionary trading authority, and exercises control and direction, over the securities of the Issuer referred to in paragraph 3, but does not have legal or beneficial ownership of such securities. Such securities are beneficially owned by the Beneficial Subscribers.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place:**

The Units were acquired from treasury pursuant to the Private Placement.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Units were acquired for investment purposes. Sun Valley and its clients may increase or decrease their ownership of the Issuer's securities depending upon future market conditions.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

The Units were acquired pursuant to private placement subscription agreements between the beneficial owners of the Units, including the Master Fund, and the Issuer. Under the terms of the agreements, the Beneficial Subscribers agreed to acquire, and the Issuer agreed to issue to the Beneficial Subscribers, an aggregate of 17,650,000 Units for an aggregate subscription price of $3,000,500. The Private Placement was completed on April 1, 2008.

8. **Names of any joint actors in connection with the disclosure required by this report:**

As set forth in paragraph 4(ii), the Master Fund is the beneficial owner of 22,514,163 of the common shares and 16,014,163 of the Warrants over which Sun Valley exercises control and direction. The sole shareholders of the Master Fund are Sun Valley Gold International, Ltd., of which Sun Valley is the Investment Manager, and Sun Valley Gold, L.P., of which Sun Valley is the General Partner. Sun Valley has discretionary trading authority over these securities beneficially owned by Master Fund.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

The Beneficial Subscribers paid to the Issuer a subscription price of $0.17 per Unit. The aggregate subscription price for the 17,650,000 Units over which Sun Valley acquired control and direction was $3,000,500.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

Not applicable.

DATED AT Ketchum, Idaho this 2nd day of April 2008.

SUN VALLEY GOLD LLC

By: ______________________

Name: Peter F. Palmedo

Title: President

SUN VALLEY GOLD MASTER FUND, LTD.

By: ______________________

Name: Peter F. Palmedo

Title: Director

DOCS #75076 v. 2

Press release, filed April 2, 2008

SUN VALLEY GOLD LLC

INVESTMENT ADVISORS

April 1, 2008

FOR IMMEDIATE RELEASE

CONTROL AND DIRECTION OVER COMMON SHARES AND WARRANTS OF ROMARCO MINERALS INC.

Sun Valley Gold LLC ("Sun Valley") announced today that it has, on behalf of client accounts over which it has discretionary trading authority, acquired control and direction over 17,650,000 units ("Units") of Romarco Minerals Inc. ("Romarco"). Each Unit consists of one common share of Romarco and one common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable at $0.21 per share until March 29, 2010. The Units were acquired from treasury pursuant to a private placement (the "Private Placement") on April 1, 2008.

Upon completion of the Private Placement, Sun Valley exercises control and direction over an aggregate of 31,696,263 common shares of Romarco, representing approximately 21.3% of Romarco's issued and outstanding common shares, and 23,796,263 Warrants. If exercised, the 23,796,263 Warrants over which Sun Valley exercises control and direction would, together with the 31,696,263 common shares of Romarco over which Sun Valley exercises control and direction, represent approximately 32.2% of Romarco's issued and outstanding common shares.

Sun Valley Gold Master Fund, Ltd. (the "Master Fund") is the beneficial owner of 22,514,163 of the common shares of Romarco and 16,014,163 of the Warrants over which Sun Valley exercises control and direction. The common shares of Romarco beneficially owned by the Master Fund represent approximately 15.2% of Romarco's issued and outstanding common shares. If exercised, the Warrants beneficially owned by the Master Fund would, together with the 22,514,163 common shares of Romarco beneficially owned by the Master Fund, represent approximately 23.4% of Romarco's issued and outstanding common shares. The sole shareholders of the Master Fund are Sun Valley Gold International, Ltd., of which Sun Valley is the Investment Manager, and Sun Valley Gold, L.P., of which Sun Valley is the General Partner.

The balance of Romarco's common shares and the Warrants over which Sun Valley exercises control and direction are beneficially owned by arm's-length clients on behalf of whom Sun Valley manages investment accounts.

The Units were acquired for investment purposes. Sun Valley and its clients may increase or decrease their ownership of securities of Romarco depending upon future market conditions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mr. Peter F. Palmedo,
President, Sun Valley Gold LLC
Tel: (208) 726-2327
Fax: (208) 726-2469

Early warning report under NI 62-103, filed April 2, 2008

REPORT UNDER

SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 176 OF THE SECURITIES ACT (ALBERTA)
SECTION 101 OF THE SECURITIES ACT (ONTARIO)
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror:**

Sun Valley Gold LLC
620 Sun Valley Road
Sun Valley, ID 83353
USA

("Sun Valley")

and

Sun Valley Gold Master Fund, Ltd.
c/o Goldman Sachs (Cayman) Trust, Limited
2nd Floor, Harbour Centre, N. Church St., PO Box 896
George Town, Grand Cayman, Cayman Islands
British West Indies

(the "Master Fund")

2. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:**

On April 1, 2008, Sun Valley acquired, on behalf of client accounts over which it has discretionary trading authority, control and direction over 17,650,000 units ("Units") of Romarco Minerals Inc. (the "Issuer"). Each Unit consists of one common share and one common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable at $0.21 per share until March 29, 2010. The Units were acquired from treasury pursuant to a private placement (the "Private Placement") on April 1, 2008.

The 17,650,000 common shares over which Sun Valley acquired control and direction pursuant to the Private Placement represent approximately 11.9% of the Issuer's issued and outstanding common shares. If exercised, the 17,650,000 Warrants over which Sun Valley acquired control and direction would represent, together with the 17,650,000 common shares over which Sun Valley acquired control and direction, represent approximately 21.2% of the Issuer's issued and outstanding common shares.

The Master Fund is the beneficial owner of 11,472,500 of the 17,650,000 Units over which Sun Valley acquired control and direction pursuant to the Private Placement. The 11,472,500 common shares of the Issuer in which the Master Fund acquired a beneficial interest represent approximately 7.7% of the Issuer's issued and outstanding common shares. If exercised, the 11,472,500 Warrants in which the Master Fund acquired a beneficial interest would, together with

11.472.500 common shares in which the Master Fund acquired a beneficial interest, represent approximately 14.3% of the Issuer's issued and outstanding common shares.

The balance of the securities over which Sun Valley acquired control and direction upon completion of the Private Placement are beneficially owned by three clients (together with the Master Fund, the "Beneficial Subscribers") on behalf of which Sun Valley manages investment accounts.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file the news release:**

Upon completion of the Private Placement, Sun Valley exercises control and direction over an aggregate of 31.696,263 of the Issuer's common shares, representing approximately 21.3% of the Issuer's issued and outstanding common shares, and 23.796.263 Warrants. If exercised, the 23.796.263 Warrants over which Sun Valley exercises control and direction would, together with the 31.696.263 common shares over which Sun Valley exercises control and direction, represent approximately 32.2% of the Issuer's issued and outstanding common shares.

The Master Fund is the beneficial owner of 22.514,163 of the Issuer's common shares and 16.014.163 of the Warrants over which Sun Valley exercises control and direction. The common shares of the Issuer beneficially owned by the Master Fund represent approximately 15.2% of the Issuer's issued and outstanding common shares. If exercised, the 16.014.163 Warrants beneficially owned by the Master Fund would, together with the 22.514.163 common shares beneficially owned by the Master Fund, represent approximately 23.4% of the Issuer's issued and outstanding common shares.

The balance of the securities over which Sun Valley exercises control and direction are beneficially owned by the three Beneficial Subscribers (not including the Master Fund) on behalf of which Sun Valley manages investment accounts.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which**

(i) **the offeror, either alone or together with any joint actors, has ownership and control:**

Not applicable.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor:**

The Master Fund is the beneficial owner of 22.514.163 of the common shares and 16.014.163 of the Warrants over which Sun Valley exercises control and direction. The sole shareholders of the Master Fund are Sun Valley Gold International, Ltd., of which Sun Valley is the Investment Manager, and Sun Valley Gold, L.P., of which Sun Valley is the General Partner. Sun Valley has discretionary trading authority, and exercises control, over the securities of the Issuer beneficially owned by the Master Fund.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

Sun Valley has discretionary trading authority. and exercises control and direction. over the securities of the Issuer referred to in paragraph 3. but does not have legal or beneficial ownership of such securities. Such securities are beneficially owned by the Beneficial Subscribers.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place:**

The Units were acquired from treasury pursuant to the Private Placement.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The Units were acquired for investment purposes. Sun Valley and its clients may increase or decrease their ownership of the Issuer's securities depending upon future market conditions.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

The Units were acquired pursuant to private placement subscription agreements between the beneficial owners of the Units. including the Master Fund. and the Issuer. Under the terms of the agreements. the Beneficial Subscribers agreed to acquire. and the Issuer agreed to issue to the Beneficial Subscribers. an aggregate of 17,650.000 Units for an aggregate subscription price of $3,000,500. The Private Placement was completed on April 1, 2008.

8. **Names of any joint actors in connection with the disclosure required by this report:**

As set forth in paragraph 4(ii). the Master Fund is the beneficial owner of 22.514,163 of the common shares and 16.014,163 of the Warrants over which Sun Valley exercises control and direction. The sole shareholders of the Master Fund are Sun Valley Gold International. Ltd., of which Sun Valley is the Investment Manager. and Sun Valley Gold. L.P.. of which Sun Valley is the General Partner. Sun Valley has discretionary trading authority over these securities beneficially owned by Master Fund.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror:**

The Beneficial Subscribers paid to the Issuer a subscription price of $0.17 per Unit. The aggregate subscription price for the 17,650.000 Units over which Sun Valley acquired control and direction was $3.000.500.

10. **If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities:**

Not applicable.

DATED AT Ketchum, Idaho this 2nd day of April 2008.

SUN VALLEY GOLD LLC

By: ______________________________
Name: Peter F. Palmedo
Title: President

SUN VALLEY GOLD MASTER FUND, LTD.

By: ______________________________
Name: Peter F. Palmedo
Title: Director

DOCS #75076 v. 2

Press release, filed April 2, 2008

SUN VALLEY GOLD LLC

INVESTMENT ADVISORS

April 1, 2008

FOR IMMEDIATE RELEASE

CONTROL AND DIRECTION OVER COMMON SHARES AND WARRANTS OF ROMARCO MINERALS INC.

Sun Valley Gold LLC ("Sun Valley") announced today that it has, on behalf of client accounts over which it has discretionary trading authority, acquired control and direction over 17,650,000 units ("Units") of Romarco Minerals Inc. ("Romarco"). Each Unit consists of one common share of Romarco and one common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable at $0.21 per share until March 29, 2010. The Units were acquired from treasury pursuant to a private placement (the "Private Placement") on April 1, 2008.

Upon completion of the Private Placement, Sun Valley exercises control and direction over an aggregate of 31,696,263 common shares of Romarco, representing approximately 21.3% of Romarco's issued and outstanding common shares, and 23,796,263 Warrants. If exercised, the 23,796,263 Warrants over which Sun Valley exercises control and direction would, together with the 31,696,263 common shares of Romarco over which Sun Valley exercises control and direction, represent approximately 32.2% of Romarco's issued and outstanding common shares.

Sun Valley Gold Master Fund, Ltd. (the "Master Fund") is the beneficial owner of 22,514,163 of the common shares of Romarco and 16,014,163 of the Warrants over which Sun Valley exercises control and direction. The common shares of Romarco beneficially owned by the Master Fund represent approximately 15.2% of Romarco's issued and outstanding common shares. If exercised, the Warrants beneficially owned by the Master Fund would, together with the 22,514,163 common shares of Romarco beneficially owned by the Master Fund, represent approximately 23.4% of Romarco's issued and outstanding common shares. The sole shareholders of the Master Fund are Sun Valley Gold International, Ltd., of which Sun Valley is the Investment Manager, and Sun Valley Gold, L.P., of which Sun Valley is the General Partner.

The balance of Romarco's common shares and the Warrants over which Sun Valley exercises control and direction are beneficially owned by arm's-length clients on behalf of whom Sun Valley manages investment accounts.

The Units were acquired for investment purposes. Sun Valley and its clients may increase or decrease their ownership of securities of Romarco depending upon future market conditions.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mr. Peter F. Palmedo,
President, Sun Valley Gold LLC
Tel: (208) 726-2327
Fax: (208) 726-2469

News release, filed April 2, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to the U.S. Newswire Services
or for Dissemination in the U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE **April 2, 2008**

ROMARCO CLOSES PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) ("Romarco" or, the "Company") is pleased to announce **that** it has closed its previously announced non-brokered private placement of units (see press release dated February 21, 2008).

The Company's largest shareholders – Sun Valley Gold, LLC, US Global Investors, Sprott Asset Management, Kinross Gold Corporation and certain insiders and employees of the Company participated in the private placement.

The Company issued 27,580,246 units for gross proceeds of C$4,688,641.82. The terms of the private placement are C$0.17 per unit with each unit consisting of one common share and one full common share purchase warrant. Each warrant is exercisable to purchase one common share at C$0.21 per share for a two year term. All of the securities will be subject to the customary four month hold period in Canada.

The proceeds of the private placement will be used to fund the exploration and feasibility study on Romarco's Haile Gold Mine in South Carolina, for drilling at the Pinos Gold District in Mexico, and for general working capital purposes.

About Romarco:
Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing a bankable feasibility study and exploration. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has two gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or or Shirene Urton, Executive Assistant at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United states. The securities have not been and will not be

registered under the United States Securities Act of 1933 as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available..

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

Material change report, filed March 31, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

March 20, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on March 20, 2009, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Non-Brokered Private Placement

5. Full Description of Material Change

Romarco announced that, further to its press release dated February 21, 2008, the closing of its non-brokered private placement of units is now expected to take place on March 28, 2008. All of the terms of the private placement remain as described in the Company's February 21, 2008 press release. The private placement is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

March 28, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431
Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 20, 2008**

NON-BROKERED PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") today announced that, further to its press release dated February 21, 2008, the closing of its non-brokered private placement of units is now expected to take place on March 28, 2008. All of the terms of the private placement remain as described in the Company's February 21, 2008 press release. The private placement is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

News release, filed March 26, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 26, 2008**

ROMARCO INTERCEPTS 27.5 METER ZONE OF 2.2 G/T AT HAILE DEEPER ZONE OF 7.6 M AT 4.3 G/T DISCOVERED

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce assay results from its third core drill hole (DDH-292) at the Haile Gold Mine, in South Carolina. The hole was collared 313 meters east of the initial hole, DDH-289. DDH-292 was drilled on a 60 degree angle to the southeast, so this extensive intercept represents true thickness.

The hole returned a composite 72 meter (235 feet) sequence grading 1.67 g/t gold. Gold mineralization of over 1.0 g/t was first intersected at 32 meters (105 feet) below surface. Within the gold mineralized interval, 2.2 g/t gold was returned over a 27.5 meter interval at the top of the silicified, pyritic, quartz-sericite phyllite host sequence The composite sequence of typical Haile mineralization also included a deeper higher grade sequence of 7.6 meters of 4.3 g/t gold at 94.5 meters, which included a 1.5 meter interval of 16.1 g/t gold. This deeper intercept is below the main resource target but within open pit mining limits and indicates there is down dip potential to the known mineralization. Geologic interpretation is being conducted on this deeper high grade zone and will be added to an upcoming drill program to test for mineral potential below known resource areas and at depth on the property . See table below for details.

Hole	Interval (meters)	From (meters)	To (meters)	Gold (g/t)
DDH - 292				
Composite Zone	**71.6**	**32**	**103.6**	**1.67**
Including	**27.5**	**47.2**	**74.7**	**2.2**
with	3	32	35	3.0
with	4.5	57.9	62.4	4.6
Lower Zone	**7.6**	**94.5**	**102.1**	**4.3**
with	**1.5**	**94.5**	**96**	**16.1**

Currently, two core drill rigs are working on site. The current program is designed to identify additional resources, convert historic resources into proven and probable reserves, and provide representative samples for metallurgical testwork as it relates to the bankable feasibility study.

Drilling services are being performed by the Eastern U.S. division of Boart Longyear. The core samples are being assayed by Inspectorate Labs in Sparks, NV. The core was quartered and sampled with control samples inserted. The results of the control samples were within acceptable ranges. Romarco's Qualified Person is Tom Kilbey, Sr. Geologist with the Company.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing exploration drilling, bankable feasibility study and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or or Shirene Urton, Executive Assistant at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

News release, filed March 25, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 25, 2008**

ROMARCO APPOINTS BRUNK CHIEF OPERATING OFFICER

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce that it has appointed Mr. Ken Brunk as Sr. VP, Chief Operating Officer of the Company. In a press release dated February 4, 2008, the Company announced it had retained Mr. Brunk to head up the feasibility study at the Haile Gold Mine in South Carolina. Mr. Brunk has now joined the Company in a full time role.

Mr. Brunk has a long and distinguished career in the mining industry. Mr. Brunk was recently President and CEO of Harrison Western Group which provided engineering services, process technology, and mining and construction services to the mining industry. Prior to that Mr. Brunk had a long tenure with Newmont Mining with responsibilities including metallurgical process development, management of operations, business development and exploration, and finally as senior technical officer, responsible for all the technical functions of the operations, mine planning, metallurgical development, projects, and engineering groups within Newmont. He played a key role in the development of many of the on-shore and off-shore mines within Newmont, including the process design and project organization. Also, Ken was a Vice President of Bateman Engineering responsible for engineering studies, feasibility studies and metallurgical process plants for gold, base metals and industrial minerals treatment plants worldwide.

Mr. Brunk commented "I am excited about the future of Romarco and the potential of the Haile Gold Mine as well as Pinos Gold District in Mexico. The Company has a solid, very experienced technical team on the ground at Haile and I look forward to continuing the leadership of that team to successful completion of the bankable feasibility study. In addition, I look forward to working with Diane to significantly grow this company."

Ms. Garrett commented, "Ken's experience in feasibility studies and building mining operations worldwide is extremely valuable to our shareholders and to the future growth of the Company. Ken's technical knowledge and exposure to opportunities combined with my knowledge and relationships in the financial community create a strong leadership team focused on delivering value to the shareholders."

Mr. Brunk holds a degree in Metallurgical Engineering from Michigan Tech. Throughout his career he has conducted numerous feasibility studies, and has been responsible for the design, construction, staffing, and operation of multiple new mines and improving process efficiencies on existing mines around the world.

Mr. Brunk's knowledge, skills and experience will be extremely valuable to Romarco as he guides the feasibility study to completion and prepares for construction and development of the Haile Gold Mine.

Mr. Brunk has been granted 300,000 stock options at C$0.18 in connection with this appointment.

About Romarco:
Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and exploration. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed March 20, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 20, 2008**

NON-BROKERED PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") today announced that, further to its press release dated February 21, 2008, the closing of its non-brokered private placement of units is now expected to take place on March 28, 2008. All of the terms of the private placement remain as described in the Company's February 21, 2008 press release. The private placement is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

News release, filed March 20, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 20, 2008**

NON-BROKERED PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") today announced that, further to its press release dated February 21, 2008, the closing of its non-brokered private placement of units is now expected to take place on March 28, 2008. All of the terms of the private placement remain as described in the Company's February 21, 2008 press release. The private placement is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

Alternative monthly report under part 4 of NI 62-103
for the end of February 2008, filed March 10, 2008

ALTERNATIVE MONTHLY REPORT UNDER
PART 4 OF NATIONAL INSTRUMENT 62-103

<u>Reporting Issuer:</u> **Romarco Minerals Inc. (the "Issuer")**

<u>Report for the end of:</u> **February 2008**

(a) *Name and address of the eligible institutional investor:*

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) *Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:*

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 511,000 common shares ("**Shares**") of the Issuer representing a net decrease of 2.87% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) *Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:*

Special Situations holds 3,929,500 Shares and 6,284,000 warrants of the Issuer (collectively the "**Securities**"). The Securities represent approximately 8.03% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations).

(d) *Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:*

(i) *the eligible institutional investor, either alone or together with any joint actors, has ownership and control:*

See section (c) above.

(ii) *the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:*

Not applicable.

(iii) *the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:*

Not applicable.

(e) Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) Names of any joint actors required in connection with this report:

Not applicable.

(h) Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:

Not applicable.

(i) Eligibility to file reports under Part 4 in respect of the reporting issuer:

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of March 2008.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Benjamin Hill"

Name: Benjamin Hill
Title: Legal Counsel

Material change report, filed March 4, 2008

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. **Date of Material Change**

March 4, 2008

3. **Press Release**

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on March 4, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. **Summary of Material Change**

Romarco executes definitive agreement on Haile Gold Mine.

5. **Full Description of Material Change**

Romarco has terminated its Option Agreement with Miranda Gold Corp. on the Red Canyon Gold Project in Nevada.

Romarco has satisfied its work commitment on the property and concluded that it does not meet the company's criteria. The original agreement called for a work expenditure of US$400,000 to be spent on the property in the first year. The parties amended that agreement on July 20, 2007 and replaced the $400,000 expenditure with a work commitment of 6,000 feet of exploration drilling. The total drilling expenditure for that program amounted to US$277,000.

6. **Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

March 4, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431
Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 4, 2008**

ROMARCO TERMINATES RED CANYON OPTION

ROMARCO MINERALS INC. (TSXV: R) (the "Company) announces that it has terminated it's Option Agreement with Miranda Gold Corp. on the Red Canyon Gold Project in Nevada.

Romarco has satisfied its work commitment on the property and concluded that it does not meet the company's critieria. The original agreement called for a work expenditure of US$400,000 to be spent on the property in the first year. The parties amended that agreement on July 20, 2007 and replaced the $400,000 expenditure with a work commitment of 6,000 feet of exploration drilling. The total drilling expenditure for that program amounted to US$277,000.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing exploration drilling, bankable feasibility study and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed March 4, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **March 4, 2008**

ROMARCO TERMINATES RED CANYON OPTION

ROMARCO MINERALS INC. (TSXV: R) (the "Company) announces that it has terminated it's Option Agreement with Miranda Gold Corp. on the Red Canyon Gold Project in Nevada.

Romarco has satisfied its work commitment on the property and concluded that it does not meet the company's critieria. The original agreement called for a work expenditure of US$400,000 to be spent on the property in the first year. The parties amended that agreement on July 20, 2007 and replaced the $400,000 expenditure with a work commitment of 6,000 feet of exploration drilling. The total drilling expenditure for that program amounted to US$277,000.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing exploration drilling, bankable feasibility study and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

Material change report, filed February 27, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

February 27, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on February 27, 2008 a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco executes intercepts 23 meter zone of 5.4 g/t at Haile.

5. Full Description of Material Change

Romarco announces assay results from its second PQ size (3.345 inch diameter) core drill hole (DDH-290) at the Haile Gold Mine, in South Carolina. The hole was drilled 70 meters southwest of DDH-289 (46 m of 5.7 g/t Au, see press release dated Feb. 11, 2008) in the southwest portion of the Mill Zone. DDH-290 was drilled on a 60 degree angle, so this extensive intercept represents true thickness.

The hole returned a composite 72 meter (235 feet) sequence grading 2.4 g/t gold. Gold mineralization of over 0.5 g/t was first intersected at 55 meters (180 feet) below surface. Within the gold mineralized interval, 5.4 g/t gold was returned over a 23 meter interval at the top of the sequence which was bounded on top and bottom by intervals assaying 13 g/t and 18.1 g/t gold respectively. It is very significant that all the intervals assayed above the cutoff grade of 1.0 g/t gold. See table below for details.

Hole	Interval (meters)	From (meters)	To (meters)	Gold (g/t)
DDH - 290				
Composite zone	**72**	**54.9**	**126.5**	**2.42**
Including	**23**	**57.9**	**80.8**	**5.38**
with	3	57.9	60.9	13.0
with	1.5	79.3	80.8	18.1

Romarco is currently drilling exploration holes outside the Ledbetter resource zone which has a current mineral resource of 1.38 million tonnes grading 3.51 g/t gold. Ledbetter is open in three directions.

With two drill rigs on site, the current program is designed to identify additional resources, convert resources into proven and probable reserves, and provide representative samples for metallurgical testwork as it relates to the bankable feasibility study underway by Lyntek Inc. of Denver, CO.

The current drilling is being performed by the Eastern U.S. division of Boart Longyear. The core samples are being assayed by Inspectorate Labs in Sparks, NV. The PQ core was quartered and sampled with control samples inserted. The results of the control samples were within acceptable ranges. Along with permanent Romarco staff on sight, the current work is being overseen by Lyntek, Inc. as well as Gustavson & Associates of Boulder, CO., as it pertains to the feasibility study. Romarco's Qualified Person is Tom Kilbey, Sr. Geologist with the Company.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

February 27, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 27, 2008**

ROMARCO INTERCEPTS 23 METER ZONE OF 5.4 G/T AT HAILE

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce assay results from its second PQ size (3.345 inch diameter) core drill hole (DDH-290) at the Haile Gold Mine, in South Carolina. The hole was drilled 70 meters southwest of DDH-289 (46 m of 5.7 g/t Au, see press release dated Feb. 11, 2008) in the southwest portion of the Mill Zone. DDH-290 was drilled on a 60 degree angle, so this extensive intercept represents true thickness.

The hole returned a composite 72 meter (235 feet) sequence grading 2.4 g/t gold. Gold mineralization of over 0.5 g/t was first intersected at 55 meters (180 feet) below surface. Within the gold mineralized interval, 5.4 g/t gold was returned over a 23 meter interval at the top of the sequence which was bounded on top and bottom by intervals assaying 13 g/t and 18.1 g/t gold respectively. It is very significant that all the intervals assayed above the cutoff grade of 1.0 g/t gold. See table below for details.

Hole	Interval (meters)	From (meters)	To (meters)	Gold (g/t)
DDH - 290				
Composite zone	**72**	**54.9**	**126.5**	**2.42**
Including	**23**	**57.9**	**80.8**	**5.38**
with	3	57.9	60.9	13.0
with	1.5	79.3	80.8	18.1

Romarco is currently drilling exploration holes outside the Ledbetter resource zone which has a current mineral resource of 1.38 million tonnes grading 3.51 g/t gold. Ledbetter is open in three directions.

With two drill rigs on site, the current program is designed to identify additional resources, convert resources into proven and probable reserves, and provide representative samples for metallurgical testwork as it relates to the bankable feasibility study underway by Lyntek Inc. of Denver, CO.

The current drilling is being performed by the Eastern U.S. division of Boart Longyear. The core samples are being assayed by Inspectorate Labs in Sparks, NV. The PQ core was quartered and sampled with control samples inserted. The results of the control samples were within acceptable ranges. Along with permanent Romarco staff on sight, the current work is being overseen by Lyntek, Inc. as well as Gustavson & Associates of Boulder, CO., as it pertains to the feasibility study. Romarco's Qualified Person is Tom Kilbey, Sr. Geologist with the Company.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is

currently undergoing exploration drilling, bankable feasibility study and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed February 27, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431
Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 27, 2008**

ROMARCO INTERCEPTS 23 METER ZONE OF 5.4 G/T AT HAILE

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce assay results from its second PQ size (3.345 inch diameter) core drill hole (DDH-290) at the Haile Gold Mine, in South Carolina. The hole was drilled 70 meters southwest of DDH-289 (46 m of 5.7 g/t Au, see press release dated Feb. 11, 2008) in the southwest portion of the Mill Zone. DDH-290 was drilled on a 60 degree angle, so this extensive intercept represents true thickness.

The hole returned a composite 72 meter (235 feet) sequence grading 2.4 g/t gold. Gold mineralization of over 0.5 g/t was first intersected at 55 meters (180 feet) below surface. Within the gold mineralized interval, 5.4 g/t gold was returned over a 23 meter interval at the top of the sequence which was bounded on top and bottom by intervals assaying 13 g/t and 18.1 g/t gold respectively. It is very significant that all the intervals assayed above the cutoff grade of 1.0 g/t gold. See table below for details.

Hole	Interval (meters)	From (meters)	To (meters)	Gold (g/t)
DDH - 290				
Composite zone	**72**	**54.9**	**126.5**	**2.42**
Including	**23**	**57.9**	**80.8**	**5.38**
with	3	57.9	60.9	13.0
with	1.5	79.3	80.8	18.1

Romarco is currently drilling exploration holes outside the Ledbetter resource zone which has a current mineral resource of 1.38 million tonnes grading 3.51 g/t gold. Ledbetter is open in three directions.

With two drill rigs on site, the current program is designed to identify additional resources, convert resources into proven and probable reserves, and provide representative samples for metallurgical testwork as it relates to the bankable feasibility study underway by Lyntek Inc. of Denver, CO.

The current drilling is being performed by the Eastern U.S. division of Boart Longyear. The core samples are being assayed by Inspectorate Labs in Sparks, NV. The PQ core was quartered and sampled with control samples inserted. The results of the control samples were within acceptable ranges. Along with permanent Romarco staff on sight, the current work is being overseen by Lyntek, Inc. as well as Gustavson & Associates of Boulder, CO., as it pertains to the feasibility study. Romarco's Qualified Person is Tom Kilbey, Sr. Geologist with the Company.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is

currently undergoing exploration drilling, bankable feasibility study and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

Material change report, filed February 22, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

February 21, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on February 21, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco announces Non-Brokered Private Placement.

5. Full Description of Material Change

Romarco announced that it will not be proceeding with the brokered private placement (the "Brokered Offering") that it announced on January 29, 2008, due to the fact that existing shareholders of the Company have agreed to purchase the same number of units on a non-brokered basis (the "Non-brokered Offering"). The board of directors of the Company has determined that it is in the best interests of the Company to proceed with the Non-brokered Offering, rather than the Brokered Offering, at this time. The Non-brokered Offering will consist of up to 30 million units (the "Units") at $0.17 per Unit, for aggregate gross proceeds of up to $5.1 million. Each Unit is comprised of one common share in the capital of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share for a period of two years from the closing date of the Non-brokered Offering at an exercise price of $0.21 per Common Share.

Diane Garrett, President and C.E.O. of the Company, commented "We are pleased that our existing shareholders have agreed to purchase the Units and we would like to thank MGI Securities Inc. for all of its efforts in connection with the initial stages of the Brokered Offering".

Closing of the Non-brokered Offering is scheduled to take place on or before March 21, 2008, and is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

The net proceeds from the Non-brokered Offering will be used, together with the Company's existing cash resources, to fund exploration and a bankable Feasibility Study for the Haile Gold Mine, for exploration at the Company's Pinos District in Mexico and for general working capital purposes.

All securities issued pursuant to the Offering will be subject to a four month hold period.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

February 22, 2008-02-22

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 21, 2008**

ROMARCO ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") today announced that it will not be proceeding with the brokered private placement (the "Brokered Offering") that it announced on January 29, 2008, due to the fact that existing shareholders of the Company have agreed to purchase the same number of units on a non-brokered basis (the "Non-brokered Offering"). The board of directors of the Company has determined that it is in the best interests of the Company to proceed with the Non-brokered Offering, rather than the Brokered Offering, at this time. The Non-brokered Offering will consist of up to 30 million units (the "Units") at $0.17 per Unit, for aggregate gross proceeds of up to $5.1 million. Each Unit is comprised of one common share in the capital of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share for a period of two years from the closing date of the Non-brokered Offering at an exercise price of $0.21 per Common Share.

Diane Garrett, President and C.E.O. of the Company, commented "We are pleased that our existing shareholders have agreed to purchase the Units and we would like to thank MGI Securities Inc. for all of its efforts in connection with the initial stages of the Brokered Offering".

Closing of the Non-brokered Offering is scheduled to take place on or before March 21, 2008, and is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

The net proceeds from the Non-brokered Offering will be used, together with the Company's existing cash resources, to fund exploration and a bankable Feasibility Study for the Haile Gold Mine, for exploration at the Company's Pinos District in Mexico and for general working capital purposes.

All securities issued pursuant to the Offering will be subject to a four month hold period.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and exploration. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

News release, filed February 21, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to U.S. Newswire Services or for Dissemination in the United States

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 21, 2008**

ROMARCO ANNOUNCES NON-BROKERED PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") today announced that it will not be proceeding with the brokered private placement (the "Brokered Offering") that it announced on January 29, 2008, due to the fact that existing shareholders of the Company have agreed to purchase the same number of units on a non-brokered basis (the "Non-brokered Offering"). The board of directors of the Company has determined that it is in the best interests of the Company to proceed with the Non-brokered Offering, rather than the Brokered Offering, at this time. The Non-brokered Offering will consist of up to 30 million units (the "Units") at $0.17 per Unit, for aggregate gross proceeds of up to $5.1 million. Each Unit is comprised of one common share in the capital of the Company (a "Common Share") and one Common Share purchase warrant (a "Warrant"). Each Warrant will entitle the holder thereof to purchase one Common Share for a period of two years from the closing date of the Non-brokered Offering at an exercise price of $0.21 per Common Share.

Diane Garrett, President and C.E.O. of the Company, commented "We are pleased that our existing shareholders have agreed to purchase the Units and we would like to thank MGI Securities Inc. for all of its efforts in connection with the initial stages of the Brokered Offering".

Closing of the Non-brokered Offering is scheduled to take place on or before March 21, 2008, and is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

The net proceeds from the Non-brokered Offering will be used, together with the Company's existing cash resources, to fund exploration and a bankable Feasibility Study for the Haile Gold Mine, for exploration at the Company's Pinos District in Mexico and for general working capital purposes.

All securities issued pursuant to the Offering will be subject to a four month hold period.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and exploration. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Material change report, filed February 15, 2008

RECEIVED
2008 APR 23 P 2:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

February 14, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on February 14, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco plans drill program at Pinos Gold District

5. Full Description of Material Change

Romarco has completed its Pinos Gold District underground sampling program. Over the past year the Company has taken in excess of 800 vein samples on various mine levels ranging from 30 to 128 meters below the surface on three known vein systems (Cinco Estrellas, La Paz and San Ramon-Purisma). These sample results, combined with the geologic mapping of surface exposures and the underground workings provided a digital composite surface and mine geologic map, that has generated high priority targets on the project site.

The Company has noted that the Cinco Estrellas vein system has the most significant widths (two to six meters). The trace element analyses completed to date indicate it is high in the hydrothermal boiling zone and that this system has gold-bearing intervals much deeper than have been tested to date. In the San Luis mine, gold concentrations in the Cinco Estrellas vein system ranged up to 6.3 g/t gold down to the 128 meter level. Limited workings only 9.3 meters below the 128 m level yielded samples with gold up to 10.9 g/t gold and up to 180 g/t silver. Romarco is designing a 20 hole core drilling program to test the Cinco Estrellas vein system at depth.

The Company completed channel sampling of the San Ramon-Purisima vein system in early November, and assay data for those samples have now been received. Sixty-three sites were sampled with as many as 7 samples collected across the vein at any one sample site where

multiple banding was observed. Two levels at the 70 and 124 meter depths were sampled with some intervening collections down the shaft access. Samples from the 124 meter level were particularly enriched in gold and silver with six of the samples containing more than 9 g/t gold and ranging from 9.17 to 16.3g/t. Silver values for all 13 samples collected on the 124 meter level averaged 108 g/t. Vein widths range from 20 cm to 1.2 meters.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

February 15, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 14, 2008**

ROMARCO'S PLANS DRILL PROGRAM AT PINOS GOLD DISTRICT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce that it has completed its Pinos Gold District underground sampling program. Over the past year the Company has taken in excess of 800 vein samples on various mine levels ranging from 30 to 128 meters below the surface on three known vein systems (Cinco Estrellas, La Paz and San Ramon-Purisma). These sample results, combined with the geologic mapping of surface exposures and the underground workings provided a digital composite surface and mine geologic map, that has generated high priority targets on the project site.

The Company has noted that the Cinco Estrellas vein system has the most significant widths (two to six meters). The trace element analyses completed to date indicate it is high in the hydrothermal boiling zone and that this system has gold-bearing intervals much deeper than have been tested to date. In the San Luis mine, gold concentrations in the Cinco Estrellas vein system ranged up to 6.3 g/t gold down to the 128 meter level. Limited workings only 9.3 meters below the 128 m level yielded samples with gold up to 10.9 g/t gold and up to 180 g/t silver. Romarco is designing a 20 hole core drilling program to test the Cinco Estrellas vein system at depth.

The Company completed channel sampling of the San Ramon-Purisima vein system in early November, and assay data for those samples have now been received. Sixty-three sites were sampled with as many as 7 samples collected across the vein at any one sample site where multiple banding was observed. Two levels at the 70 and 124 meter depths were sampled with some intervening collections down the shaft access. Samples from the 124 meter level were particularly enriched in gold and silver with six of the samples containing more than 9 g/t gold and ranging from 9.17 to 16.3g/t. Silver values for all 13 samples collected on the 124 meter level averaged 108 g/t. Vein widths range from 20 cm to 1.2 meters.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,

President and C.E.O.

News release, filed February 14, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 14, 2008**

ROMARCO'S PLANS DRILL PROGRAM AT PINOS GOLD DISTRICT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce that it has completed its Pinos Gold District underground sampling program. Over the past year the Company has taken in excess of 800 vein samples on various mine levels ranging from 30 to 128 meters below the surface on three known vein systems (Cinco Estrellas, La Paz and San Ramon-Purisma). These sample results, combined with the geologic mapping of surface exposures and the underground workings provided a digital composite surface and mine geologic map, that has generated high priority targets on the project site.

The Company has noted that the Cinco Estrellas vein system has the most significant widths (two to six meters). The trace element analyses completed to date indicate it is high in the hydrothermal boiling zone and that this system has gold-bearing intervals much deeper than have been tested to date. In the San Luis mine, gold concentrations in the Cinco Estrellas vein system ranged up to 6.3 g/t gold down to the 128 meter level. Limited workings only 9.3 meters below the 128 m level yielded samples with gold up to 10.9 g/t gold and up to 180 g/t silver. Romarco is designing a 20 hole core drilling program to test the Cinco Estrellas vein system at depth.

The Company completed channel sampling of the San Ramon-Purisima vein system in early November, and assay data for those samples have now been received. Sixty-three sites were sampled with as many as 7 samples collected across the vein at any one sample site where multiple banding was observed. Two levels at the 70 and 124 meter depths were sampled with some intervening collections down the shaft access. Samples from the 124 meter level were particularly enriched in gold and silver with six of the samples containing more than 9 g/t gold and ranging from 9.17 to 16.3g/t. Silver values for all 13 samples collected on the 124 meter level averaged 108 g/t. Vein widths range from 20 cm to 1.2 meters.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,

President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

Material change report, filed February 11, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

February 11, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on February 11, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco intercepts 46 meter zone of 5.7 g/t at Haile.

5. Full Description of Material Change

Romarco is pleased to announce assay results from its first PQ size core drill hole (DDH-289) at the Haile Gold Mine, in South Carolina. The hole was drilled in the Mill Zone which is a previously unmined gold resource discovered by Amax Gold.

The hole returned a composite 46 meter (150 feet) sequence grading 5.7 g/t gold. Gold mineralization of over 1 g/t was first intersected at 48 meters (160 feet) below surface. Within the gold mineralized interval, 49 g/t gold was returned over a 1.5 meter interval near the top of the sequence. The hole was drilled on a 60 degree angle perpendicular to the gold resource therefore, this extensive intercept represents true thickness. It is very significant that the all intervals assayed above the cutoff grade of 1.0 g/t gold. See table below for details.

Hole	Interval (meters)	From (meters)	To (meters)	Gold (g/t)
DDH - 289				
Composite zone	**46**	**57.9**	**103.6**	**5.7**
Including	1.5	67	68.5	49.0
Including	8.5	95.1	103.6	5.8
Including	1.5	97.5	99	12.5

No core recovered	2.4	92.7	95.1	
**The intervals above and below the lost core contained gold mineralization				

The Company is very excited about the thickness and grade of this first dill hole and has mobilized a second core drill rig to site for continued exploration Thus far, six PQ holes have been completed with assays pending. The current program is designed to identify additional resources, convert resources into proven and probable reserves, and to provide representative samples for metallurgical testwork. Based on additional information generated from digitizing the historic drill assay data, the Company is very positive about the exploration potential along strike and has plans to be drilling Haile for the remainder of 2008 and perhaps beyond.

Romarco CEO Diane Garrett said "the assay results received from our first drill hole are highly encouraging. These results combined with new information we are generating, reinforce our belief that we can not only significantly increase the resources at Haile but move quickly toward production."

The current drilling is being performed by the Eastern U.S. division of Boart Longyear. The core samples are being assayed by Inspectorate Labs in Sparks, NV. The PQ core was quartered and sampled with control samples inserted. The results of the control samples were within acceptable ranges. Along with permanent Romarco staff on sight, the current work is being overseen by Lyntek, Inc. as well as Gustavson & Associates of Boulder, CO., as it pertains to the feasibility study. Romarco's Qualified Person is Tom Kilbey, Sr. Geologist with the Company.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

February 11, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431
Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 11, 2008**

ROMARCO INTERCEPTS 46 METER ZONE OF 5.7 G/T AT HAILE

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce assay results from its first PQ size core drill hole (DDH-289) at the Haile Gold Mine, in South Carolina. The hole was drilled in the Mill Zone which is a previously unmined gold resource discovered by Amax Gold.

The hole returned a composite 46 meter (150 feet) sequence grading 5.7 g/t gold. Gold mineralization of over 1 g/t was first intersected at 48 meters (160 feet) below surface. Within the gold mineralized interval, 49 g/t gold was returned over a 1.5 meter interval near the top of the sequence. The hole was drilled on a 60 degree angle perpendicular to the gold resource therefore, this extensive intercept represents true thickness. It is very significant that the all intervals assayed above the cutoff grade of 1.0 g/t gold. See table below for details.

Hole	Interval (meters)	From (meters)	To (meters)	Gold (g/t)
DDH - 289				
Composite zone	**46**	**57.9**	**103.6**	**5.7**
Including	1.5	67	68.5	49.0
Including	8.5	95.1	103.6	5.8
Including	1.5	97.5	99	12.5
No core recovered	2.4	92.7	95.1	
**The intervals above and below the lost core contained gold mineralization				

The Company is very excited about the thickness and grade of this first dill hole and has mobilized a second core drill rig to site for continued exploration Thus far, six PQ holes have been completed with assays pending. The current program is designed to identify additional resources, convert resources into proven and probable reserves, and to provide representative samples for metallurgical testwork. Based on additional information generated from digitizing the historic drill assay data, the Company is very positive about the exploration potential along strike and has plans to be drilling Haile for the remainder of 2008 and perhaps beyond.

Romarco CEO Diane Garrett said "the assay results received from our first drill hole are highly encouraging. These results combined with new information we are generating, reinforce our belief that we can not only significantly increase the resources at Haile but move quickly toward production."

The current drilling is being performed by the Eastern U.S. division of Boart Longyear. The core samples are being assayed by Inspectorate Labs in Sparks, NV. The PQ core was quartered and sampled with control samples inserted. The results of the control samples were within acceptable ranges. Along with permanent Romarco staff on sight, the current work is being overseen by Lyntek, Inc. as well as Gustavson & Associates of Boulder, CO., as it pertains to the feasibility study. Romarco's Qualified Person is Tom Kilbey, Sr. Geologist with the Company.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing exploration drilling, bankable feasibility study and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

News release, filed February 11, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 11, 2008**

ROMARCO INTERCEPTS 46 METER ZONE OF 5.7 G/T AT HAILE

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce assay results from its first PQ size core drill hole (DDH-289) at the Haile Gold Mine, in South Carolina. The hole was drilled in the Mill Zone which is a previously unmined gold resource discovered by Amax Gold.

The hole returned a composite 46 meter (150 feet) sequence grading 5.7 g/t gold. Gold mineralization of over 1 g/t was first intersected at 48 meters (160 feet) below surface. Within the gold mineralized interval, 49 g/t gold was returned over a 1.5 meter interval near the top of the sequence. The hole was drilled on a 60 degree angle perpendicular to the gold resource therefore, this extensive intercept represents true thickness. It is very significant that the all intervals assayed above the cutoff grade of 1.0 g/t gold. See table below for details.

Hole	Interval (meters)	From (meters)	To (meters)	Gold (g/t)
DDH - 289				
Composite zone	**46**	**57.9**	**103.6**	**5.7**
Including	1.5	67	68.5	49.0
Including	8.5	95.1	103.6	5.8
Including	1.5	97.5	99	12.5
No core recovered	2.4	92.7	95.1	
**The intervals above and below the lost core contained gold mineralization				

The Company is very excited about the thickness and grade of this first dill hole and has mobilized a second core drill rig to site for continued exploration Thus far, six PQ holes have been completed with assays pending. The current program is designed to identify additional resources, convert resources into proven and probable reserves, and to provide representative samples for metallurgical testwork. Based on additional information generated from digitizing the historic drill assay data, the Company is very positive about the exploration potential along strike and has plans to be drilling Haile for the remainder of 2008 and perhaps beyond.

Romarco CEO Diane Garrett said "the assay results received from our first drill hole are highly encouraging. These results combined with new information we are generating, reinforce our belief that we can not only significantly increase the resources at Haile but move quickly toward production."

The current drilling is being performed by the Eastern U.S. division of Boart Longyear. The core samples are being assayed by Inspectorate Labs in Sparks, NV. The PQ core was quartered and sampled with control samples inserted. The results of the control samples were within acceptable ranges. Along with permanent Romarco staff on sight, the current work is being overseen by Lyntek, Inc. as well as Gustavson & Associates of Boulder, CO., as it pertains to the feasibility study. Romarco's Qualified Person is Tom Kilbey, Sr. Geologist with the Company.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing exploration drilling, bankable feasibility study and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Material change report, filed February 5, 2008

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. **Date of Material Change**
February 4, 2008

3. **Press Release**

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on February 4, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. **Summary of Material Change**

Romarco retains Ken Brunk to lead feasibility at Haile.

5. **Full Description of Material Change**

Romarco has retained Mr. Ken Brunk to manage the bankable feasibility study and oversee the development of an operational team at it's 100% owned Haile Gold Mine in South Carolina.

Mr. Brunk has a long and distinguished career in the mining industry. Ken was recently President and CEO of Harrison Western Group which provided engineering services, process technology, and mining and construction services to the mining industry. Ken had a long tenure with Newmont Mining Corporation with responsibilities including metallurgical process development, management of operations, business development and exploration, and finally as Sr. Technical Officer responsible for all the technical functions of the operating, mine planning, metallurgical development, projects, and engineering groups within Newmont. He was responsible for the process design and project organization of the $2 billion 140,000 ton per day Batu Hijua copper/gold concentrator. Mr. Brunk was also Vice President of Bateman Engineering responsible engineering studies, feasibility studies, and metallurgical process plants for gold, base metal, and industrial minerals treatment plants worldwide.

Mr. Brunk holds a degree in Metallurgical Engineering from Michigan Technological University and throughout his career has conducted numerous feasibility studies and has as well been responsible for designing, constructing, staffing and operating multiple mining operations and improving process efficiencies around the world.

Mr. Brunk's knowledge, skills and experience will be extremely valuable as he guides Romarco through the Haile bankable feasibility study and prepares the company for the construction, development and operation of the Haile Gold Mine.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

February 5, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 4, 2008**

ROMARCO RETAINS KEN BRUNK TO LEAD FEASIBILITY AT HAILE

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce that it has retained Mr. Ken Brunk to manage the bankable feasibility study and oversee the development of an operational team at it's 100% owned Haile Gold Mine in South Carolina.

Mr. Brunk has a long and distinguished career in the mining industry. Ken was recently President and CEO of Harrison Western Group which provided engineering services, process technology, and mining and construction services to the mining industry. Ken had a long tenure with Newmont Mining Corporation with responsibilities including metallurgical process development, management of operations, business development and exploration, and finally as Sr. Technical Officer responsible for all the technical functions of the operating, mine planning, metallurgical development, projects, and engineering groups within Newmont. He was responsible for the process design and project organization of the $2 billion 140,000 ton per day Batu Hijua copper/gold concentrator. Mr. Brunk was also Vice President of Bateman Engineering responsible engineering studies, feasibility studies, and metallurgical process plants for gold, base metal, and industrial minerals treatment plants worldwide.

Mr. Brunk holds a degree in Metallurgical Engineering from Michigan Technological University and throughout his career has conducted numerous feasibility studies and has as well been responsible for designing, constructing, staffing and operating multiple mining operations and improving process efficiencies around the world.

Mr. Brunk's knowledge, skills and experience will be extremely valuable as he guides Romarco through the Haile bankable feasibility study and prepares the company for the construction, development and operation of the Haile Gold Mine.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed February 4, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **February 4, 2008**

ROMARCO RETAINS KEN BRUNK TO LEAD FEASIBILITY AT HAILE

ROMARCO MINERALS INC. (TSXV: R) (the "Company") is pleased to announce that it has retained Mr. Ken Brunk to manage the bankable feasibility study and oversee the development of an operational team at it's 100% owned Haile Gold Mine in South Carolina.

Mr. Brunk has a long and distinguished career in the mining industry. Ken was recently President and CEO of Harrison Western Group which provided engineering services, process technology, and mining and construction services to the mining industry. Ken had a long tenure with Newmont Mining Corporation with responsibilities including metallurgical process development, management of operations, business development and exploration, and finally as Sr. Technical Officer responsible for all the technical functions of the operating, mine planning, metallurgical development, projects, and engineering groups within Newmont. He was responsible for the process design and project organization of the $2 billion 140,000 ton per day Batu Hijua copper/gold concentrator. Mr. Brunk was also Vice President of Bateman Engineering responsible engineering studies, feasibility studies, and metallurgical process plants for gold, base metal, and industrial minerals treatment plants worldwide.

Mr. Brunk holds a degree in Metallurgical Engineering from Michigan Technological University and throughout his career has conducted numerous feasibility studies and has as well been responsible for designing, constructing, staffing and operating multiple mining operations and improving process efficiencies around the world.

Mr. Brunk's knowledge, skills and experience will be extremely valuable as he guides Romarco through the Haile bankable feasibility study and prepares the company for the construction, development and operation of the Haile Gold Mine.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shireńe Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

Material change report, filed January 30, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 29, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 29, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco announces engagement of MGI Securities for up to C$5.0 million Private Placement.

5. Full Description of Material Change

Romarco announced it has engaged MGI Securities Inc. (the "Agent") to conduct a brokered private placement of units (the "Units") to raise, on a best efforts agency basis, up to C$5.0 million. Each Unit will be comprised of one common share in the capital of the Company (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder thereof to purchase one Common Share for a period of two years from the closing date of the Offering at an exercise price to be determined in the context of the market.

The net proceeds from the offering will be used, together with the Company's existing cash resources, to fund a Feasibility Study for the Haile Gold Mine, for exploration at the Company's Pinos Gold District in Mexico, and for general working capital purposes.

The Agent will be paid a cash commission equal to 7% of the gross proceeds of the sale of each Unit. In addition, the Agent will receive broker warrants to purchase such number of Common Shares of the Company as is equal to 7% of the number of the Units sold under the offering, with each broker warrant being exercisable for a period of 24 months following the closing of the offering at a price equal to the Unit price. Closing of the offering is scheduled to take place on or about February 21, 2008, and is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

January 29, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to the U.S. Newswire Services or for Dissemination in the U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 29, 2008**

ROMARCO MINERALS INC. ANNOUNCES ENGAGEMENT OF MGI SECURITIES FOR UP TO C$5.0 MILLION PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") today announced it has engaged MGI Securities Inc. (the "Agent") to conduct a brokered private placement of units (the "Units") to raise, on a best efforts agency basis, up to C$5.0 million. Each Unit will be comprised of one common share in the capital of the Company (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder thereof to purchase one Common Share for a period of two years from the closing date of the Offering at an exercise price to be determined in the context of the market.

The net proceeds from the offering will be used, together with the Company's existing cash resources, to fund a Feasibility Study for the Haile Gold Mine, for exploration at the Company's Pinos Gold District in Mexico, and for general working capital purposes.

The Agent will be paid a cash commission equal to 7% of the gross proceeds of the sale of each Unit. In addition, the Agent will receive broker warrants to purchase such number of Common Shares of the Company as is equal to 7% of the number of the Units sold under the offering, with each broker warrant being exercisable for a period of 24 months following the closing of the offering at a price equal to the Unit price. Closing of the offering is scheduled to take place on or about February 21, 2008, and is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,

President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United states. The securities have not been and will not be registered under the United States Securities Act of 1933 as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available..

News release, filed January 29, 2008

ROMARCO MINERALS INC.
997 Greg Street
Sparks, Nevada
USA 89431
Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

Not for Distribution to the U.S. Newswire Services or for Dissemination in the U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 29, 2008**

ROMARCO MINERALS INC. ANNOUNCES ENGAGEMENT OF MGI SECURITIES FOR UP TO C$5.0 MILLION PRIVATE PLACEMENT

ROMARCO MINERALS INC. (TSXV: R) (the "Company") today announced it has engaged MGI Securities Inc. (the "Agent") to conduct a brokered private placement of units (the "Units") to raise, on a best efforts agency basis, up to C$5.0 million. Each Unit will be comprised of one common share in the capital of the Company (a "Common Share") and one half of one Common Share purchase warrant (a "Warrant"). Each whole Warrant will entitle the holder thereof to purchase one Common Share for a period of two years from the closing date of the Offering at an exercise price to be determined in the context of the market.

The net proceeds from the offering will be used, together with the Company's existing cash resources, to fund a Feasibility Study for the Haile Gold Mine, for exploration at the Company's Pinos Gold District in Mexico, and for general working capital purposes.

The Agent will be paid a cash commission equal to 7% of the gross proceeds of the sale of each Unit. In addition, the Agent will receive broker warrants to purchase such number of Common Shares of the Company as is equal to 7% of the number of the Units sold under the offering, with each broker warrant being exercisable for a period of 24 months following the closing of the offering at a price equal to the Unit price. Closing of the offering is scheduled to take place on or about February 21, 2008, and is subject to the satisfaction of customary closing conditions including the receipt of necessary regulatory approvals.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355- 1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,

President and C.E.O.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United states. The securities have not been and will not be registered under the United States Securities Act of 1933 as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available..

Material change report, filed January 15, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 15, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 15, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco intercepts Carlin-style gold mineralization in Red Canyon drilling.

5. Full Description of Material Change

Romarco announces that it has obtained finalized gold results for the 8 reverse circulation holes drilled at the end of 2007 on its Red Canyon JV property with Miranda Gold Corp. The program encompassed 1850 meters (6070 ft.) of drilling. Results include 50 ft. of .066 oz Au/t (15.2m of 2.2 g/t) in drill hole ROM07-01 at the Ice Prospect. The eight exploratory holes were selected to test several "Carlin style" alteration targets located by surface mapping, soil sampling, and extrapolation from pre-existing drilling.

The gold intercept in ROM07-01 is approximately 145 ft (44m) southwest of KR-001, a drill hole with 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.01 g Au/t from 6.1 to 35.1m). Mineralization occurs in oxidized and silicified lower-plate limestone, and is associated with elevated levels of arsenic, antimony, mercury and anomalous populations of barite. The complete thickness of this gold intercept is not known. This Ice Zone contains jasperoid and decalcified limestones that were penetrated in the first four holes, but only had significant gold values in the first hole. That hole, ROM07-01, return a 15 meter (50 ft.) section of 2.2 g/t Au with a small high grade 1.5 meter interval of 7.7 g/t Au in the near surface jasperoid.

Hole#	Depth m	Interval m	Depth ft	Interval ft	Gold g/t	Length of hole
ROM07-01	0-122	122	0-400 TD	400	Detectable	400 ft.
incl	4.6-45.8	41.2	15-150	135	0.23 g/t	
Incl	4.6-19.8	**15.2**	15-65	**50**	**2.2 g/t**	As-Ba-Hg
Incl	4.6-9.1	4.5	15-30	15	4.4 g/t	Jasperoid
Incl	6.1-7.6	**1. 5**	20-25	**5**	**7.7 g/t**	
ROM07-02	24.4-67.1	42.7	80-220	140	Detectable	600 ft.
	88.4-111.3	22.9	290-365	75	Detectable	
ROM07-03	157-175.3	18.3	515-575	60	Detectable	700 ft.
ROM07-04	4.6-25.9	21.3	15-85	70	Detectable	700 ft.
	102.1-106.7	4.6	335-350	15	0.2 g/t	
	118.9-213.4	94.5	390-700	310	Detectable	
ROM07-05	111.3-138.7	27.4	365-455 TD	90	Detectable	455 ft.
ROM07-06	0-18.3	18.3	0-60	60	0.19 g/t	1500 ft.
	47.2-96.0	48.8	155-315	160	Detectable	
	166.1-175.3	9.2	545-575	30	Detectable	
	332.2-338.3	6.1	1090-1110	20	0.17 g/t	
ROM07-07	184.4-272.8	88.4	605-895	290	Detectable	1420 ft.
	318.5-387.1	68.6	1045-1270	225	Detectable	
ROM07-08	44.2-53.3	9.1	145-175	30	Detectable	295 ft.

The next 2 holes (05 & 06) were drilled into a large structure feature at the GEXA Knob target that contains large amounts of vein quartz and barite at surface and provide some gold values in old shallow holes. ROM07-05 was drilled across the structure and -06 was drilled down the middle to explore structure-controlled mineralization. The target contact was not penetrated and still remains some depth below the depth of ROM07-06.

ROM07-07 was an offset of a 2005 Newmont to follow up deep oxidation and pathfinder geochemistry at a 350 meter depth. The hole also failed to reach the target contact and intersected scattered alteration and mild mineralization. The final hole ROM07-08 at the FIRE target was a short angle to test mineralization in an exposed lamprophyre dike similar to others on the property. These pink altered dikes are found in and around the Pipeline and Cortez Hills deposits and at Miranda-Barrick's JV Red Hills project.

The Red Canyon project consists of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" along the Battle Mountain-Eureka Trend that exposes hydrothermally-altered and brecciated lower-plate carbonate rocks that are age equivalent to rocks hosting the Cortez Hills discovery.

All drill samples were collected with a reverse circulation drill using 5ft (1.5m) sample intervals. Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample

with an atomic absorption finish. Romarco QC/QA included the insertion of standards and blanks on a regular basis, and the collection of duplicate samples.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Tom Kilbey and Qualified Person as defined by National Instrument 43-101.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

January 15, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 15, 2008**

ROMARCO INTERCEPTS CARLIN-STYLE GOLD MINERALIZATION IN RED CANYON DRILLING

ROMARCO MINERALS INC. (TSXV: R) announces that it has obtained finalized gold results for the 8 reverse circulation holes drilled at the end of 2007 on its Red Canyon JV property with Miranda Gold Corp. The program encompassed 1850 meters (6070 ft.) of drilling. Results include 50 ft. of .066 oz Au/t (15.2m of 2.2 g/t) in drill hole ROM07-01 at the Ice Prospect. The eight exploratory holes were selected to test several "Carlin style" alteration targets located by surface mapping, soil sampling, and extrapolation from pre-existing drilling.

The gold intercept in ROM07-01 is approximately 145 ft (44m) southwest of KR-001, a drill hole with 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.01 g Au/t from 6.1 to 35.1m). Mineralization occurs in oxidized and silicified lower-plate limestone, and is associated with elevated levels of arsenic, antimony, mercury and anomalous populations of barite. The complete thickness of this gold intercept is not known. This Ice Zone contains jasperoid and decalcified limestones that were penetrated in the first four holes, but only had significant gold values in the first hole. That hole, ROM07-01, return a 15 meter (50 ft.) section of 2.2 g/t Au with a small high grade 1.5 meter interval of 7.7 g/t Au in the near surface jasperoid.

Hole#	Depth m	Interval m	Depth ft	Interval ft	Gold g/t	Length of hole
ROM07-01	0-122	122	0-400 TD	400	Detectable	400 ft.
incl	4.6-45.8	41.2	15-150	135	0.23 g/t	
Incl	4.6-19.8	**15.2**	15-65	**50**	**2.2 g/t**	As-Ba-Hg
Incl	4.6-9.1	4.5	15-30	15	4.4 g/t	Jasperoid
Incl	6.1-7.6	**1. 5**	20-25	**5**	**7.7 g/t**	
ROM07-02	24.4-67.1	42.7	80-220	140	Detectable	600 ft.
	88.4-111.3	22.9	290-365	75	Detectable	
ROM07-03	157-175.3	18.3	515-575	60	Detectable	700 ft.
ROM07-04	4.6-25.9	21.3	15-85	70	Detectable	700 ft.
	102.1-106.7	4.6	335-350	15	0.2 g/t	
	118.9-213.4	94.5	390-700	310	Detectable	
ROM07-05	111.3-138.7	27.4	365-455 TD	90	Detectable	455 ft.
ROM07-06	0-18.3	18.3	0-60	60	0.19 g/t	1500 ft.
	47.2-96.0	48.8	155-315	160	Detectable	
	166.1-175.3	9.2	545-575	30	Detectable	

	332.2-338.3	6.1	1090-1110	20	0.17 g/t	
ROM07-07	184.4-272.8	88.4	605-895	290	Detectable	1420 ft.
	318.5-387.1	68.6	1045-1270	225	Detectable	
ROM07-08	44.2-53.3	9.1	145-175	30	Detectable	295 ft.

The next 2 holes (05 & 06) were drilled into a large structure feature at the GEXA Knob target that contains large amounts of vein quartz and barite at surface and provide some gold values in old shallow holes. ROM07-05 was drilled across the structure and -06 was drilled down the middle to explore structure-controlled mineralization. The target contact was not penetrated and still remains some depth below the depth of ROM07-06.

ROM07-07 was an offset of a 2005 Newmont to follow up deep oxidation and pathfinder geochemistry at a 350 meter depth. The hole also failed to reach the target contact and intersected scattered alteration and mild mineralization. The final hole ROM07-08 at the FIRE target was a short angle to test mineralization in an exposed lamprophyre dike similar to others on the property. These pink altered dikes are found in and around the Pipeline and Cortez Hills deposits and at Miranda-Barrick's JV Red Hills project.

The Red Canyon project consists of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" along the Battle Mountain-Eureka Trend that exposes hydrothermally-altered and brecciated lower-plate carbonate rocks that are age equivalent to rocks hosting the Cortez Hills discovery.

All drill samples were collected with a reverse circulation drill using 5ft (1.5m) sample intervals. Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. Romarco QC/QA included the insertion of standards and blanks on a regular basis, and the collection of duplicate samples.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Tom Kilbey and Qualified Person as defined by National Instrument 43-101.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada..

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,

President and C.E.O.

News release, filed January 15, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 15, 2008**

ROMARCO INTERCEPTS CARLIN-STYLE GOLD MINERALIZATION IN RED CANYON DRILLING

ROMARCO MINERALS INC. (TSXV: R) announces that it has obtained finalized gold results for the 8 reverse circulation holes drilled at the end of 2007 on its Red Canyon JV property with Miranda Gold Corp. The program encompassed 1850 meters (6070 ft.) of drilling. Results include 50 ft. of .066 oz Au/t (15.2m of 2.2 g/t) in drill hole ROM07-01 at the Ice Prospect. The eight exploratory holes were selected to test several "Carlin style" alteration targets located by surface mapping, soil sampling, and extrapolation from pre-existing drilling.

The gold intercept in ROM07-01 is approximately 145 ft (44m) southwest of KR-001, a drill hole with 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.01 g Au/t from 6.1 to 35.1m). Mineralization occurs in oxidized and silicified lower-plate limestone, and is associated with elevated levels of arsenic, antimony, mercury and anomalous populations of barite. The complete thickness of this gold intercept is not known. This Ice Zone contains jasperoid and decalcified limestones that were penetrated in the first four holes, but only had significant gold values in the first hole. That hole, ROM07-01, return a 15 meter (50 ft.) section of 2.2 g/t Au with a small high grade 1.5 meter interval of 7.7 g/t Au in the near surface jasperoid.

Hole#	Depth m	Interval m	Depth ft	Interval ft	Gold g/t	Length of hole
ROM07-01	0-122	122	0-400 TD	400	Detectable	400 ft.
incl	4.6-45.8	41.2	15-150	135	0.23 g/t	
Incl	4.6-19.8	**15.2**	15-65	**50**	**2.2 g/t**	As-Ba-Hg
Incl	4.6-9.1	4.5	15-30	15	4.4 g/t	Jasperoid
Incl	6.1-7.6	**1. 5**	20-25	**5**	**7.7 g/t**	
ROM07-02	24.4-67.1	42.7	80-220	140	Detectable	600 ft.
	88.4-111.3	22.9	290-365	75	Detectable	
ROM07-03	157-175.3	18.3	515-575	60	Detectable	700 ft.
ROM07-04	4.6-25.9	21.3	15-85	70	Detectable	700 ft.
	102.1-106.7	4.6	335-350	15	0.2 g/t	
	118.9-213.4	94.5	390-700	310	Detectable	
ROM07-05	111.3-138.7	27.4	365-455 TD	90	Detectable	455 ft.
ROM07-06	0-18.3	18.3	0-60	60	0.19 g/t	1500 ft.
	47.2-96.0	48.8	155-315	160	Detectable	
	166.1-175.3	9.2	545-575	30	Detectable	

	332.2-338.3	6.1	1090-1110	20	0.17 g/t	
ROM07-07	184.4-272.8	88.4	605-895	290	Detectable	1420 ft.
	318.5-387.1	68.6	1045-1270	225	Detectable	
ROM07-08	44.2-53.3	9.1	145-175	30	Detectable	295 ft.

The next 2 holes (05 & 06) were drilled into a large structure feature at the GEXA Knob target that contains large amounts of vein quartz and barite at surface and provide some gold values in old shallow holes. ROM07-05 was drilled across the structure and -06 was drilled down the middle to explore structure-controlled mineralization. The target contact was not penetrated and still remains some depth below the depth of ROM07-06.

ROM07-07 was an offset of a 2005 Newmont to follow up deep oxidation and pathfinder geochemistry at a 350 meter depth. The hole also failed to reach the target contact and intersected scattered alteration and mild mineralization. The final hole ROM07-08 at the FIRE target was a short angle to test mineralization in an exposed lamprophyre dike similar to others on the property. These pink altered dikes are found in and around the Pipeline and Cortez Hills deposits and at Miranda-Barrick's JV Red Hills project.

The Red Canyon project consists of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" along the Battle Mountain-Eureka Trend that exposes hydrothermally-altered and brecciated lower-plate carbonate rocks that are age equivalent to rocks hosting the Cortez Hills discovery.

All drill samples were collected with a reverse circulation drill using 5ft (1.5m) sample intervals. Samples were assayed by ALS Chemex Laboratories, Inc. of Sparks, Nevada. Gold results were determined using standard fire assay techniques on a 30 gram sample with an atomic absorption finish. Romarco QC/QA included the insertion of standards and blanks on a regular basis, and the collection of duplicate samples.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Tom Kilbey and Qualified Person as defined by National Instrument 43-101.

Romarco Minerals Inc. is a gold development company focused on production in the US and Mexico. The Company's flagship project is the Haile Gold Mine in South Carolina which is currently undergoing feasibility and permitting. The Pinos Gold District in Mexico is a high grade epithermal vein district in the advanced exploration stage. The Company also has three gold exploration projects in Nevada..

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,

President and C.E.O.

News release, filed January 7, 2008

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 7, 2008**

ROMARCO SPONSORS GUESTBOOK FOR COO

ROMARCO MINERALS INC. (TSXV: R) reports that it received numerous emails and phone calls regarding the passing of the Company's COO, Rex Outzen. Rex was a well respected colleague in the precious metals industry.

Romarco has sponsored an electronic guestbook for those who wish to share thoughts, memories and condolences with his spouse Angela and all of Rex's family.

The guestbook can be accessed via the following link:

http://www.legacy.com/SaltLakeTribune/gb/GuestbookView.aspx?PersonId=99875854

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed January 4, 2008

ROMARCO MINERALS INC.

977 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 4, 2008**

ROMARCO DIVESTS OF BUCKSKIN-NATIONAL GOLD PROJECT

ROMARCO MINERALS INC. (TSXV: R) announces today that it has divested of its Buckskin-National Gold Project located in Humboldt County, Nevada. Romarco has terminated the lease agreement with three private parties. The Company is focused on developing production from the Haile Gold Mine (South Carolina, US) and the Pinos Gold District (Zacatecas, Mexico). With this focus, the Company is undertaking a comprehensive review of all its Nevada exploration projects. Those projects which do not meet the Company's objectives and/or do not demonstrate the ability to add to shareholder value in the near term will be divested so that the Company can focus its efforts on its two near term development gold projects – Haile and Pinos.

Romarco divested the Roberts Mountains Gold Project in Nevada in September, 2007.

The Company continues to hold three exploration projects in Nevada:

1. Red Canyon (Cortez) – JV option with Miranda Gold. The fall 2007 drilling program has been completed and assays are pending.

2. Pine Grove (Walker Lane) – JV option with Carlin Gold. Drill permits are pending for the Rockland Mine exploration target. It is anticipated that this drilling will occur in the second half of 2008.

3. Golden Zebra (Carlin Trend) – 100% lease. Golden Zebra is strategically located in the Carlin Trend near the Midas (Ken Snyder) mine. The Company has no current plans to drill this property.

Romarco has five employees at the Haile Gold Mine (four formerly with Kinross Gold and one formerly with Barrick Gold) who are actively involved in the feasibility study currently underway by Lyntek Incorporated; six employees at the Pinos Gold District, (including the project geologist who worked on the Pinos project in the 1980's for Bethlehem Steel) who are continuing the underground sampling program and identifying drill targets for Spring 2008.

Romarco's Qualified Person is Tom Kilbey, Senior Geologist for Romarco.

For further information, please contact Diane Garrett, President and C.E.O. or Shriene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

Material change report, filed January 4, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 4, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 4, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco divests of Buckskin-National gold project

5. Full Description of Material Change

Romarco announces today that it has divested of its Buckskin-National Gold Project located in Humboldt County, Nevada. Romarco has terminated the lease agreement with three private parties. The Company is focused on developing production from the Haile Gold Mine (South Carolina, US) and the Pinos Gold District (Zacatecas, Mexico). With this focus, the Company is undertaking a comprehensive review of all its Nevada exploration projects. Those projects which do not meet the Company's objectives and/or do not demonstrate the ability to add to shareholder value in the near term will be divested so that the Company can focus its efforts on its two near term development gold projects – Haile and Pinos.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

January 4, 2008

ROMARCO MINERALS INC.

977 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 4, 2008**

ROMARCO DIVESTS OF BUCKSKIN-NATIONAL GOLD PROJECT

ROMARCO MINERALS INC. (TSXV: R) announces today that it has divested of its Buckskin-National Gold Project located in Humboldt County, Nevada. Romarco has terminated the lease agreement with three private parties. The Company is focused on developing production from the Haile Gold Mine (South Carolina, US) and the Pinos Gold District (Zacatecas, Mexico). With this focus, the Company is undertaking a comprehensive review of all its Nevada exploration projects. Those projects which do not meet the Company's objectives and/or do not demonstrate the ability to add to shareholder value in the near term will be divested so that the Company can focus its efforts on its two near term development gold projects – Haile and Pinos.

Romarco divested the Roberts Mountains Gold Project in Nevada in September, 2007.

The Company continues to hold three exploration projects in Nevada:

1. Red Canyon (Cortez) – JV option with Miranda Gold. The fall 2007 drilling program has been completed and assays are pending.

2. Pine Grove (Walker Lane) – JV option with Carlin Gold. Drill permits are pending for the Rockland Mine exploration target. It is anticipated that this drilling will occur in the second half of 2008.

3. Golden Zebra (Carlin Trend) – 100% lease. Golden Zebra is strategically located in the Carlin Trend near the Midas (Ken Snyder) mine. The Company has no current plans to drill this property.

Romarco has five employees at the Haile Gold Mine (four formerly with Kinross Gold and one formerly with Barrick Gold) who are actively involved in the feasibility study currently underway by Lyntek Incorporated; six employees at the Pinos Gold District, (including the project geologist who worked on the Pinos project in the 1980's for Bethlehem Steel) who are continuing the underground sampling program and identifying drill targets for Spring 2008.

Romarco's Qualified Person is Tom Kilbey, Senior Geologist for Romarco.

For further information, please contact Diane Garrett, President and C.E.O. or Shriene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Material change report, filed January 3, 2008

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 3, 2008

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 3, 2008, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco intercepts another 6 g/t gold in Pine Grove Drilling.

5. Full Description of Material Change

Romarco announces that it has obtained finalized gold results for the remaining assayed core from its summer 2007 drilling on the east side of its Pine Grove Project. Romarco has satisfied its work obligations on the eastern side of the property and is in the process of obtaining permits to expand drill access to the second target area at Pine Grove – the Rockland Mine. The Rockland Mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930's at a grade of 80 g/t (2.6 opt) gold equivalent . Drilling is expected to commence in the spring of 2008.

Final results from the first hole (PG-36C), were released in late July and contained the highest grade vein (20.9 g/t Au) obtained in drilling of the area to date. The second hole, PG-37C had a zone of 1.5m of 6.01 g/t Au and15 m of 0.27 g/t Au (see table below). PG-38C returned a 19 meter zone of 0.14 g/t Au centered around a 1.5 meters of 1.04 g/t Au at 340 meters depth.

Hole#	Depth m.	Interval m.	Depth ft.	Interval ft.	Gold	Silver
PG-36C	150.3-186.5	36.2	493-612	119	0.23 g/t	2.0 g/t

incl	183.5-185	**1.5**	602-607	**5**	**3.54 g/t**	7.7 g/t
	246.3-305.7	59.4	808-1003	195	1.09 g/t	14.9 g/t
incl	267.6-301.1	33.5	878-988	120	1.78 g/t	21.3 g/t
incl	267.6-269.1	**1.5**	878-883	**5**	**20.9 g/t**	**99.0 g/t**
incl	281.3-282.9	1.5	923-928	5	3.86 g/t	3.1 g/t
incl	285.9-287.4	1.5	938-943	5	2.59 g/t	3.1 g/t
incl	289.0-290.5	1.5	948-953	5	3.47 g/t	21 g/t
incl.	299.6-301.1	1.5	983-988	5	2.55 g/t	17.2 g/t
PG-37C	75.6-148.4	72.8	248-487	239	0.095 g/t	0.6 g/t
	155.1-156.6	**1.5**	509-514	**5**	**6.01 g/t**	0.9 g/t
	412.9-428.2	15.3	1354.5-1405	50.5	0.27 g/t	8.0 g/t
PG-38C	130.0-145.1	15.1	426.5-476	49.5	0.07 g/t	0.9 g/t
	331.6-350.8	19.2	1088-1151	73	0.14 g/t	1.1 g/t
incl.	333.1-334.6	1.5	1093-1098	5	1.04 g/t	0.8 g/t

The final two holes, PG-37C and PG-38C, were drilled to depths of 496 and 409 meters (1628 ft. & 1343 ft.), respectively. Both these holes were typified by narrower zones of gold mineralized altered rhyolite with random veining in the rhyolite and the surrounding sediments. PG-38C did achieve depths to intersect basement granite. This shallower granite intercept indicates to Romarco geologic staff that there is a large down to the east fault zone between PG-38C and PG36C. The significance of this fault will be reviewed this fall with analysis of project wide geologic interpretations.

Trace element analysis have been completed for portions of the final two holes. Those analysis reveal a strong Au-Ag-As-Mo association and very mild association of gold values with Mn, P, and Sb. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. Kirkness Diamond Drilling Company performed the drilling activities and American Assay Laboratories conducted primary assaying and ALS Chemex performed check assaying

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 170 unpatented claims and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). Romarco is developing gold producer with the Hail Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

January 3, 2008

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 3, 2008**

ROMARCO INTERCEPTS ANOTHER 6 g/t GOLD IN PINE GROVE DRILLING

ROMARCO MINERALS INC. (TSXV: R) announces that it has obtained finalized gold results for the remaining assayed core from its summer 2007 drilling on the east side of its Pine Grove Project. Romarco has satisfied its work obligations on the eastern side of the property and is in the process of obtaining permits to expand drill access to the second target area at Pine Grove – the Rockland Mine. The Rockland Mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930's at a grade of 80 g/t (2.6 opt) gold equivalent . Drilling is expected to commence in the spring of 2008.

Final results from the first hole (PG-36C), were released in late July and contained the highest grade vein (20.9 g/t Au) obtained in drilling of the area to date. The second hole, PG-37C had a zone of 1.5m of 6.01 g/t Au and15 m of 0.27 g/t Au (see table below). PG-38C returned a 19 meter zone of 0.14 g/t Au centered around a 1.5 meters of 1.04 g/t Au at 340 meters depth.

Hole#	Depth m.	Interval m.	Depth ft.	Interval ft.	Gold	Silver
PG-36C	150.3-186.5	36.2	493-612	119	0.23 g/t	2.0 g/t
incl	183.5-185	**1.5**	602-607	**5**	**3.54 g/t**	7.7 g/t
	246.3-305.7	59.4	808-1003	195	1.09 g/t	14.9 g/t
incl	267.6-301.1	33.5	878-988	120	1.78 g/t	21.3 g/t
incl	267.6-269.1	**1.5**	878-883	**5**	**20.9 g/t**	**99.0 g/t**
incl	281.3-282.9	1.5	923-928	5	3.86 g/t	3.1 g/t
incl	285.9-287.4	1.5	938-943	5	2.59 g/t	3.1 g/t
incl	289.0-290.5	1.5	948-953	5	3.47 g/t	21 g/t
incl.	299.6-301.1	1.5	983-988	5	2.55 g/t	17.2 g/t
PG-37C	75.6-148.4	72.8	248-487	239	0.095 g/t	0.6 g/t
	155.1-156.6	**1.5**	509-514	**5**	**6.01 g/t**	0.9 g/t
	412.9-428.2	15.3	1354.5-1405	50.5	0.27 g/t	8.0 g/t
PG-38C	130.0-145.1	15.1	426.5-476	49.5	0.07 g/t	0.9 g/t
	331.6-350.8	19.2	1088-1151	73	0.14 g/t	1.1 g/t
incl.	333.1-334.6	1.5	1093-1098	5	1.04 g/t	0.8 g/t

The final two holes, PG-37C and PG-38C, were drilled to depths of 496 and 409 meters (1628 ft. & 1343 ft.), respectively. Both these holes were typified by narrower zones of gold mineralized altered rhyolite with random veining in the rhyolite and the surrounding sediments. PG-38C did achieve depths to intersect basement granite. This shallower granite intercept indicates to Romarco geologic staff that there is a large down to the east fault zone between PG-38C and PG36C. The significance of this fault will be reviewed this fall with analysis of project wide geologic interpretations.

Trace element analysis have been completed for portions of the final two holes. Those analysis reveal a strong Au-Ag-As-Mo association and very mild association of gold values with Mn, P, and Sb. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. Kirkness Diamond Drilling Company performed the drilling activities and American Assay Laboratories conducted primary assaying and ALS Chemex performed check assaying

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 170 unpatented claims and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). Romarco is developing gold producer with the Hail Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed January 3, 2008

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **January 3, 2008**

ROMARCO INTERCEPTS ANOTHER 6 g/t GOLD IN PINE GROVE DRILLING

ROMARCO MINERALS INC. (TSXV: R) announces that it has obtained finalized gold results for the remaining assayed core from its summer 2007 drilling on the east side of its Pine Grove Project. Romarco has satisfied its work obligations on the eastern side of the property and is in the process of obtaining permits to expand drill access to the second target area at Pine Grove – the Rockland Mine. The Rockland Mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930's at a grade of 80 g/t (2.6 opt) gold equivalent. Drilling is expected to commence in the spring of 2008.

Final results from the first hole (PG-36C), were released in late July and contained the highest grade vein (20.9 g/t Au) obtained in drilling of the area to date. The second hole, PG-37C had a zone of 1.5m of 6.01 g/t Au and15 m of 0.27 g/t Au (see table below). PG-38C returned a 19 meter zone of 0.14 g/t Au centered around a 1.5 meters of 1.04 g/t Au at 340 meters depth.

Hole#	Depth m.	Interval m.	Depth ft.	Interval ft.	Gold	Silver
PG-36C	150.3-186.5	36.2	493-612	119	0.23 g/t	2.0 g/t
incl	183.5-185	**1.5**	602-607	**5**	**3.54 g/t**	7.7 g/t
	246.3-305.7	59.4	808-1003	195	1.09 g/t	14.9 g/t
incl	267.6-301.1	33.5	878-988	120	1.78 g/t	21.3 g/t
incl	267.6-269.1	**1.5**	878-883	**5**	**20.9 g/t**	**99.0 g/t**
incl	281.3-282.9	1.5	923-928	5	3.86 g/t	3.1 g/t
incl	285.9-287.4	1.5	938-943	5	2.59 g/t	3.1 g/t
incl	289.0-290.5	1.5	948-953	5	3.47 g/t	21 g/t
incl.	299.6-301.1	1.5	983-988	5	2.55 g/t	17.2 g/t
PG-37C	75.6-148.4	72.8	248-487	239	0.095 g/t	0.6 g/t
	155.1-156.6	**1.5**	509-514	**5**	**6.01 g/t**	0.9 g/t
	412.9-428.2	15.3	1354.5-1405	50.5	0.27 g/t	8.0 g/t
PG-38C	130.0-145.1	15.1	426.5-476	49.5	0.07 g/t	0.9 g/t
	331.6-350.8	19.2	1088-1151	73	0.14 g/t	1.1 g/t
incl.	333.1-334.6	1.5	1093-1098	5	1.04 g/t	0.8 g/t

The final two holes, PG-37C and PG-38C, were drilled to depths of 496 and 409 meters (1628 ft. & 1343 ft.), respectively. Both these holes were typified by narrower zones of gold mineralized altered rhyolite with random veining in the rhyolite and the surrounding sediments. PG-38C did achieve depths to intersect basement granite. This shallower granite intercept indicates to Romarco geologic staff that there is a large down to the east fault zone between PG-38C and PG36C. The significance of this fault will be reviewed this fall with analysis of project wide geologic interpretations.

Trace element analysis have been completed for portions of the final two holes. Those analysis reveal a strong Au-Ag-As-Mo association and very mild association of gold values with Mn, P, and Sb. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. Kirkness Diamond Drilling Company performed the drilling activities and American Assay Laboratories conducted primary assaying and ALS Chemex performed check assaying

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 170 unpatented claims and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). Romarco is developing gold producer with the Hail Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at **surton@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Material change report, filed December 17, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

December 17, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on December 17, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco mourns loss of COO

5. Full Description of Material Change

Romarco announces that Rex Outzen, VP and Chief Operating Officer passed away suddenly and unexpectedly on Friday, December 15, 2007.

On behalf of the Board of Directors and employees, Diane Garrett, Pres. & CEO expresses sincere sympathy to Rex's wife and family. Rex was well respected in the mining industry as a highly competent engineer and operations manager. The Romarco team is deeply saddened by the loss of a great colleague and long time friend.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

December 17, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **December 17, 2007**

ROMARCO MOURNS LOSS OF COO

ROMARCO MINERALS INC. (TSXV: R) announces that Rex Outzen, VP and Chief Operating Officer passed away suddenly and unexpectedly on Friday, December 15, 2007.

On behalf of the Board of Directors and employees, Diane Garrett, Pres. & CEO expresses sincere sympathy to Rex's wife and family. Rex was well respected in the mining industry as a highly competent engineer and operations manager. The Romarco team is deeply saddened by the loss of a great colleague and long time friend.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or Shirene Urton. at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed December 17, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **December 17, 2007**

ROMARCO MOURNS LOSS OF COO

ROMARCO MINERALS INC. (TSXV: R) announces that Rex Outzen, VP and Chief Operating Officer passed away suddenly and unexpectedly on Friday, December 15, 2007.

On behalf of the Board of Directors and employees, Diane Garrett, Pres. & CEO expresses sincere sympathy to Rex's wife and family. Rex was well respected in the mining industry as a highly competent engineer and operations manager. The Romarco team is deeply saddened by the loss of a great colleague and long time friend.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 624-6249 or Shirene Urton. at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Alternative monthly report under part 4 of NI 62-103
dated December 10, 2007, filed December 10, 2007

REPORT UNDER PART 4
Of
NATIONAL INSTRUMENT 62-103

1. **Name and address of eligible institutional investor:**

Sprott Asset Management Inc. (the "Offeror")
200 Bay Street, Suite 2700, P.O. Box 27
Royal Bank Plaza, South Tower
Toronto, Ontario
M5J 2J1

2. **The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:**

As at November 30, 2007, there is a net increase in the holdings of 1,285,500 common shares (the "Common Shares") and no change in the holdings of warrants (the "Warrants") of Romarco Minerals Inc. (the "Issuer"). Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net decrease of 3.8% in the Offeror's securityholdings.

3. **The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:**

As at November 30, 2007, the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 8,285,500 Common Shares and 7,000,000 Warrants of the Issuer. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants, the Offeror exercises control or direction over 12.5% of the issued and outstanding Common Shares.

4. **The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:**

   (a) **the eligible institutional investor, either alone or together with any joint actors, has ownership and control:**

The Offeror does not itself own any Common Shares or other securities of the Issuer. The only persons with whom the Offeror may be deemed by the *Securities Act* (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) **the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:**

None.

(c) **the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:**

The Offeror exercises control or direction over all of the Common Shares and Warrants referred to above in its capacity as portfolio manager of managed accounts.

5. **The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:**

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. **The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:**

None.

7. **The names of any joint actors in connection with the disclosure required by this report:**

The managed accounts of the Offeror holding Common Shares and Warrants include: Sprott Canadian Equity Fund, Sprott Bull/Bear RSP Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund, Ltd., Sprott Strategic Gold Master Fund, Ltd., and the Sprott Managed Accounts.

8. **If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:**

Not applicable.

9. **A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:**

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer. The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 10th day of December, 2007.

SPROTT ASSET MANAGEMENT INC.

By: "Iryna Gordiyenko"
Iryna Gordiyenko
Chief Financial Officer

News release, filed December 10, 2007

ROMARCO MINERALS INC.

977 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **December 10, 2007**

ROMARCO APPOINTS BERRY AS HAILE GEOLOGIST

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that Mr. James Berry has joined Haile Gold Mine Inc. (wholly owned subsidiary of Romarco) as Project Geologist of the Haile Gold Mine in Lancaster County, South Carolina.

Prior to joining Romarco, Mr. Berry was Sr. Project Geologist for Barrick Gold's Ruby Hill Mine in Nevada where he was responsible for exploration efforts in and around the mine site. This included drilling, mapping, geologic interpretation, and resource estimation. He was also Sr. Mine Geologist at Goldcorp's Wharf Mine in South Dakota (2002 – 2006) and Underground Mine Geologist and Exploration Geologist at the Homestake Mine (1991 – 2001).

Mr. Berry brings extensive experience in exploration, mine planning, grade control, and computer based mine planning software. His knowledge and experience will be extremely valuable to the Haile Gold Mine as it completes the initial re-confirmation drilling program, conducts on-going exploration programs and prepares the geologic information for the mine plan. His knowledge of open-pit and underground mine geology will be an essential component of developing the mine plan at Haile.

Mr. Berry will work with the Haile team led by Terry Turner, Operations Manager and Romarco's Sr. Geologist, Tom Kilbey.

Mr. Berry holds a Bachelor's degree in Geology from the University of Tennessee and attended the South Dakota School of Mines and Technology.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Material change report, filed December 7, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

December 6, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on December 6, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco to Replace CFO

5. Full Description of Material Change

Romarco announces today that Mr. Simon Dorey, former CFO, has left the Company effective immediately. Diane Garrett, President and CEO of Romarco Minerals has assumed the position of interim CFO and a search process is underway for a replacement CFO.

Mr. Dat Huynh, Controller of Romarco, is responsible for the day to day accounting operations of the Company.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

December 6, 2007

News release, filed December 6, 2007

ROMARCO MINERALS INC.

977 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **December 6, 2007**

ROMARCO TO REPLACE CFO

ROMARCO MINERALS INC. ~~[Vancouver] [("Romarco" or the "Company")]~~ (TSXV: R) announces today that Mr. Simon Dorey, former CFO, has left the Company effective immediately. Diane Garrett, President and CEO of Romarco Minerals has assumed the position of interim CFO and a search process is underway for a replacement CFO.

Mr. Dat Huynh, Controller of Romarco, is responsible for the day to day accounting operations of the Company.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Shareholder Rights Plan Agreement dated November 29, 2007, filed December 6, 2007

ROMARCO MINERALS INC.

and

COMPUTERSHARE INVESTOR SERVICES INC.

as Rights Agent

SHAREHOLDER RIGHTS PLAN AGREEMENT
November 29, 2007

BLAKE, CASSELS & GRAYDON LLP

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

Section 1.1	Certain Definitions.	1
Section 1.2	Currency	12
Section 1.3	Headings.	12
Section 1.4	Number and Gender.	12
Section 1.5	Acting Jointly or in Concert.	12
Section 1.6	Statutory References.	13

ARTICLE 2
THE RIGHTS

Section 2.1	Legend on Common Share Certificates.	13
Section 2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights.	14
Section 2.3	Adjustments to Exercise Price; Number of Rights.	16
Section 2.4	Date on Which Exercise is Effective.	21
Section 2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	21
Section 2.6	Registration, Registration of Transfer and Exchange.	21
Section 2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	22
Section 2.8	Persons Deemed Owners.	22
Section 2.9	Delivery and Cancellation of Rights Certificates.	23
Section 2.10	Agreement of Rights Holders.	23
Section 2.11	Rights Certificate Holder not Deemed a Shareholder	24

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

Section 3.1	Flip-in Event.	24

ARTICLE 4
THE RIGHTS AGENT

Section 4.1	General.	25
Section 4.2	Merger or Amalgamation or Change of Name of Rights Agent	26
Section 4.3	Duties of Rights Agent	26
Section 4.4	Change of Rights Agent	28
Section 4.5	Compliance with Money Laundering Legislation	29
Section 4.6	Privacy Provision	29

ARTICLE 5
MISCELLANEOUS

Section 5.1	Redemption and Waiver.	29
Section 5.2	Expiration	31
Section 5.3	Issuance of New Rights Certificates.	31
Section 5.4	Supplements and Amendments.	31
Section 5.5	Fractional Rights and Fractional Shares.	32
Section 5.6	Rights of Action.	33
Section 5.7	Notice of Proposed Actions.	33
Section 5.8	Notices.	33

Section 5.9	Successors.	34
Section 5.10	Benefits of this Agreement.	34
Section 5.11	Governing Law.	34
Section 5.12	Severability.	34
Section 5.13	Effective Date.	34
Section 5.14	Determinations and Actions by the Board of Directors.	34
Section 5.15	Rights of Board, Corporation and Offeror.	35
Section 5.16	Regulatory Approvals.	35
Section 5.17	Declaration as to Non-Canadian Holders.	35
Section 5.18	Time of the Essence.	35
Section 5.19	Termination of Agreement	35
Section 5.20	Execution in Counterparts	36

SCHEDULE

SCHEDULE 2.2(3)

SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AGREEMENT dated November 29, 2007 is between Romarco Minerals Inc. (the "**Corporation**"), a corporation incorporated under the laws of British Columbia, and Computershare Investor Services Inc., a company existing under the laws of Canada, as rights agent (the "**Rights Agent**", which term shall include any successor Rights Agent hereunder).

WHEREAS:

(1) The Board of Directors of the Corporation has determined that it is advisable and in the best interests of the Corporation to adopt a shareholder rights plan (the "**Rights Plan**") to (a) ensure, to the extent possible, that all holders of the Common Shares (as hereinafter defined) of the Corporation and the Board of Directors have adequate time to consider and evaluate any unsolicited bid for the Common Shares, (b) provide the Board of Directors with adequate time to identify, develop and negotiate value-enhancing alternatives, if considered appropriate, to any such unsolicited bid, (c) encourage the fair treatment of the Corporation's securityholders in connection with any Takeover Bid (as hereinafter defined) made for the Common Shares, and (d) generally to assist the Board of Directors in enhancing shareholder value;

(2) The Board of Directors has determined that the Rights Plan should take effect immediately, but that its ongoing effectiveness should be subject to the approval of the shareholders of the Corporation;

(3) In order to implement the adoption of this Agreement, the Board of Directors has authorized the issuance of one Right:

(i) effective at the Record Time in respect of each Common Share outstanding at the Record Time; and

(ii) in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

(4) Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth in this Agreement; and

(5) The Corporation hereby appoints the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to in this Agreement

NOW THEREFORE, in consideration of the foregoing premises and the respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

Section 1.1 Certain Definitions.

For purposes of the Agreement, the following terms have the meanings indicated:

(a) "**1933 Securities Act**" means the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(b) **"1934 Exchange Act"** means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(c) **"Acquiring Person"** means, any Person who is the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation; provided, however, that the term **"Acquiring Person"** shall not include:

(i) the Corporation or any Subsidiary of the Corporation;

(ii) any Person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of any one or any combination of: (A) Corporate Acquisitions, (B) Permitted Bid Acquisitions, (C) Corporate Distributions, (D) Exempt Acquisitions, or (E) Convertible Security Acquisitions; provided, however, that if a Person shall become the Beneficial Owner of twenty percent (20%) or more of the Voting Shares of the Corporation then outstanding by reason of one or more or any combination of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition and, after such Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition, becomes the Beneficial Owner of an additional one percent (1%) or more of the outstanding Voting Shares of the Corporation other than pursuant to Corporate Acquisitions, Permitted Bid Acquisitions, Corporate Distributions, Exempt Acquisitions or Convertible Security Acquisitions, then as of the date of such acquisition, such Person shall become an Acquiring Person;

(iii) for a period of ten (10) days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of twenty percent (20%) or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on Clause 1.1(g)(2) hereof solely because such Person makes or proposes to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario)) by such Person or the Corporation of a current intent to commence such a Take-over Bid being herein referred to as the **"Disqualification Date"**);

(iv) a Person (a "**Grandfathered Person**") who is the Beneficial Owner of 20% or more of the outstanding Common Shares determined as at the Record Time; provided further, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of more than 1% of the number of Common Shares then outstanding in addition to those Common Shares such Person already holds (other than through any one or any combination of a Corporate Acquisition, Permitted Bid Acquisition, Corporate Distribution, Exempt Acquisition or Convertible Security Acquisition); and

(v) an underwriter or member of a banking or selling group that acquires Voting Shares of the Corporation from the Corporation in connection with a distribution

of securities (including, for greater certainty, by way of private placement of such securities) to the public.

(d) **"Affiliate"** when used to indicate a relationship with a specified Person, means a Person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(e) **"Agreement"** means this agreement as amended, modified or supplemented from time to time.

(f) **"Associate"** when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same residential address as such specified Person, or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same residential address as such specified Person.

(g) A Person shall be deemed the **"Beneficial Owner"**, and to have **"Beneficial Ownership"** of, and to **"Beneficially Own"**:

(i) any securities of which such Person or any Affiliate or Associate of such Person is the owner at law or in equity or over which such Person or any Affiliate or Associate of such Person exercises control or direction;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has the right to acquire (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, in each case if such right is exercisable immediately or within a period of 60 days thereafter whether or not on condition or the happening of any contingency (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities or pursuant to a pledge of securities in the ordinary course of business); and

(iii) any securities that are Beneficially Owned within the meaning of Clause 1.1(g)(i) or (ii) hereof by any other Person with whom such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the **"Beneficial Owner"**, or to have **"Beneficial Ownership"** of; or to **"Beneficially Own"**, any security as a result of the existence of any one or more of the following circumstances:

(1) such security has been deposited or tendered, pursuant to a Take-over Bid made by such Person or made by any Affiliate or Associate of such Person or made by any other Person acting jointly or in concert with such Person, unless such deposited or tendered security has been accepted unconditionally for payment or exchange or has been taken up and paid for, whichever shall first occur;

(2) such Person or any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person, holds such security, provided that (i) the ordinary business of any such Person (the "**Fund Manager**") includes the management of mutual funds or investment funds for others (which others may include or be limited to one or more employee benefit plans or pension plans)

and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required, and such security is held by the Fund Manager in the ordinary course of such business in the performance of such Fund Manager's duties for the account of any other Person (a "Client"), (ii) such Person (the "**Trust Company**") is licensed to carry on the business of a trust company under applicable law and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estate of any such deceased or incompetent Person (each an "Estate Account") or for such other accounts (each an "Other Account"), (iii) the Person (the "**Statutory Body**") is an independent Person established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such, (iv) the ordinary business of any such Person includes acting as an agent of the Crown in the management of public assets (the "**Crown Agent**"), or (v) the Person is the administrator or the trustee of one or more pension funds or plans (each a "**Pension Fund**") registered under the laws of Canada or any province thereof or the United Kingdom or the United States or any state thereof (the "**Independent Person**"), or is a Pension Fund and holds such securities for the purposes of its activities as an Independent Person or as a Pension Fund, and further provided that such Pension Fund or Independent Person does not hold more than thirty percent (30%) of the Voting Shares of the Corporation;

provided, however, that in any of the foregoing cases no one of the Fund Manager, the Trust Company, the Statutory Body, the Crown Agent, the Independent Person or the Pension Fund makes or announces a current intention to make a Take-over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person (other than pursuant to a distribution by the Corporation or by means of ordinary market transactions (including prearranged trades entered in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market);

(3) such Person is a Client of the same Fund Manager as another Person on whose account the Fund Manager holds such security, or such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or such Person is a Pension Fund with the same Independent Person as another Pension Fund;

(4) such Person is a Client of a Fund Manager and such security is owned at law or in equity by the Fund Manager, or such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or such Person is a Pension Fund and such security is owned at law or in equity by the Independent Person; or

(5) such Person is a registered holder of securities as a result of carrying on the business of, or acting as a nominee of, a securities depository.

For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person, shall be and be deemed to be the product of one hundred (100) and the number of which the numerator is the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person and the denominator of which is the number of votes for the election of all directors generally attaching to all outstanding Voting Shares. Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be issued and outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Voting Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for purposes of that calculation, be deemed to be outstanding.

(h) **"Board of Directors"** means, at any time, the duly constituted board of directors of the Corporation.

(i) **"Business Corporations Act"** means the *Business Corporations Act* (British Columbia), and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(j) **"Business Day"** means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver are authorized or obligated by law to close.

(k) **"Canadian-U.S. Exchange Rate"** means on any date the inverse of the U.S. Canadian Exchange Rate.

(l) **"Canadian Dollar Equivalent"** of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(m) **"close of business"** on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Vancouver (or, after the Separation Time, the office of the Rights Agent in the City of Vancouver) is closed to the public.

(n) **"Common Shares"**, when used with reference to the Corporation, means the common shares in the capital of the Corporation as constituted at the Record Time or any other shares of the Corporation into which such shares may be subdivided, consolidated, re-classified or changed after the Record Date.

(o) **"Competing Permitted Bid"** means a Take-over Bid that: (i) is made while a Permitted Bid or other Competing Permitted Bid is in existence; and (ii) satisfies all the components of the definition of a Permitted Bid, except that the requirements set out in Clause (ii) of the definition of a Permitted Bid shall be satisfied if the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Competing Permitted Bid prior to the close of business on the date that is no earlier than the date which is the later of thirty-five (35) days after the date the Competing Permitted Bid is made or sixty (60) days after the earliest date on which any other Permitted Bid or Competing Permitted Bid that is then in existence was made and only if at that date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered to the Competing Permitted Bid and not withdrawn.

(p) A Person is **"controlled"** by another Person or two or more other Persons acting jointly or in concert if:

(i) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert; or

(ii) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons

and **"controls"**, **"controlling"** and **"under common control with"** shall be interpreted accordingly.

(q) **"Convertible Security"** means at any time:

(i) any right (regardless of whether such right constitutes a security) to acquire Voting Shares from the Corporation; and

(ii) any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise, conversion or exchange right;

in each case pursuant to which the holder thereof may acquire Voting Shares or other securities which are convertible into or exercisable or exchangeable for Voting Shares.

(r) **"Convertible Security Acquisition"** means the acquisition of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Corporate Distribution.

(s) **"Corporate Acquisition"** means an acquisition by the Corporation or a Subsidiary of the Corporation or the redemption by the Corporation of Voting Shares of the Corporation which by reducing the number of Voting Shares of the Corporation outstanding increases the proportionate number of Voting Shares Beneficially Owned by any Person.

(t) **"Corporate Distribution"** means an acquisition as a result of:

(i) a stock dividend or a stock split or other event pursuant to which a Person receives or acquires Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class; or

(ii) any other event pursuant to which all holders of Voting Shares of the Corporation are entitled to receive Voting Shares or Convertible Securities on a pro rata basis, including, without limiting the generality of the foregoing, pursuant to the receipt or exercise of rights issued by the Corporation and distributed to all the holders of a class of Voting Shares to subscribe for or purchase Voting Shares or Convertible Securities of the Corporation, provided that such rights are acquired directly from the Corporation and not from any other Person and provided further that the Person in question does not thereby acquire a greater percentage of Voting Shares, or Convertible Securities representing the right to acquire Voting Shares of such class, than the percentage of Voting Shares of the class Beneficially Owned immediately prior to such acquisition.

(u) **"Disqualification Date"** has the meaning ascribed thereto in Clause 1.1(c)(iii) hereof.

(v) **"Effective Date"** has the meaning ascribed thereto in Section 5.13 hereof.

(w) **"Election to Exercise"** has the meaning ascribed thereto in Section 2.2(4) hereof.

(x) **"Exempt Acquisition"** means an acquisition:

(i) in respect of which the Board of Directors has waived the application of Section 3.1 hereof pursuant to the provisions of Section 5.1(2), Section 5.1(3) or Section 5.1(4) hereof;

(ii) which was made on or prior to the Record Time;

(iii) which was made pursuant to a dividend reinvestment plan of the Corporation or other similar share purchase plan made available to the holders of shares of the Corporation generally;

(iv) pursuant to a distribution to the public by the Corporation of Voting Shares or Convertible Securities made pursuant to a prospectus provided that the Person in question does not thereby acquire a greater percentage of Voting Shares, or Convertible Securities representing the right to acquire Voting Shares of such class, than the percentage of Voting Shares of the class Beneficially Owned immediately prior to such acquisition; or

(v) pursuant to an issuance and sale by the Corporation of Voting Shares or Convertible Securities by way of a private placement or a securities exchange takeover bid circular by the Corporation, provided that (x) all necessary stock exchange approvals for such distribution have been obtained and such distribution complies with the terms and conditions of such approvals, and (y) the purchaser does not become the Beneficial Owner of more than 25% of the Voting Shares outstanding immediately prior to the private placement or securities exchange takeover bid (and in making this determination, the securities to be issued to such purchaser on the private placement or securities exchange takeover bid shall be deemed to be held by such purchaser but shall not be included in the aggregate number of outstanding Voting Shares immediately prior to the private placement or securities exchange takeover bid).

(y) **"Exercise Price"** means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $1,000.00.

(z) **"Expiration Time"** means the earlier of: (i) the Termination Time, and (ii) the close of business on the date immediately following the date of the Corporation's annual meeting of shareholders to be held following the fiscal year ending in 2010.

(aa) **"Flip-in Event"** means a transaction in or pursuant to which any Person becomes an Acquiring Person, provided however, that the Flip-in Event shall be deemed to occur at the close of business of the 10th day (or such other day as the Board of Directors may determine) after the Stock Acquisition Date.

(bb) **"holder"** of any security means a registered holder of such security.

(cc) **"Grandfathered Person"** has the meaning ascribed thereto in Section 1.1(c)(iv) hereof.

(dd) **"Independent Shareholders"** means holders of Voting Shares of the Corporation, but shall not include (i) any Acquiring Person or any Offeror, or any Affiliate or Associate of such Acquiring Person or such Offeror, or any Person acting jointly or in concert with such Acquiring Person or such Offeror, or (ii) any employee benefit plan, stock purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of any such plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid.

(ee) **"Market Price"** per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading, or if for any reason neither of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by such other securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii) if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board of Directors); or

(iii) if the securities are not listed or admitted to trading as contemplated in clause 1.1(dd)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(ff) **"Nominee"** has the meaning ascribed thereto in Section 2.2(3) hereof.

(gg) **"Offer to Acquire"** shall include:

(i) an offer to purchase, a public announcement of an intention to make an offer to purchase, or a solicitation of an offer to sell Voting Shares; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell Voting Shares shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(hh) **"Offeror"** means a Person who has announced a current intention to make, or who makes and has outstanding, a Take-over Bid.

(ii) **"Offeror's Securities"** means Voting Shares of the Corporation Beneficially Owned by an Offeror, any Affiliate or Associate of such Offeror or any Person acting jointly or in concert with the Offeror.

(jj) **"Permitted Bid"** means a Take-over Bid that is made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid shall be made to all registered holders of Voting Shares (other than the Voting Shares held by the Offeror), and for all Voting Shares (other than the Voting Shares held by the Offeror);

(ii) the Take-over Bid shall contain, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than sixty (60) days following the date of the Take-over Bid and that no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid unless, at such date, more than fifty percent (50%) of the then outstanding Voting Shares held by Independent Shareholders have been deposited to the Take-over Bid and not withdrawn;

(iii) the Take-over Bid shall contain an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares of the Corporation may be deposited pursuant to such Take-over Bid at any time during the period of time described in Clause (ii) of this Section 1.1(jj) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn at any time until taken up and paid for; and

(iv) the Take-over Bid shall contain an irrevocable and unqualified provision that should the condition referred to in Clause (ii) of this Section 1.1(jj) be met: (A) the Offeror will make a public announcement of that fact on the date the Take-

over Bid would otherwise expire; and (B) the Take-over Bid will be extended for a period of not less than ten (10) Business Days from the date it would otherwise expire.

(kk) **"Permitted Bid Acquisitions"** means acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(ll) **"Person"** means any individual, firm, partnership, limited partnership, limited liability company or partnership, association, trust, trustee, executor, administrator, legal or personal representative, government, governmental body, entity or authority, group, body corporate, corporation, unincorporated organization or association, syndicate, joint venture or any other entity, whether or not having legal personality, and any of the foregoing in any derivative, representative or fiduciary capacity and pronouns have a similar extended meaning.

(mm) **"Record Time"** means the close of business on November 29, 2007.

(nn) **"Redemption Price"** has the meaning ascribed thereto in Section 5.1(1) hereof.

(oo) **"regular periodic cash dividends"** means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) two hundred percent (200%) of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year; and

(ii) one hundred percent (100%) of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(pp) **"Right"** means a right to purchase securities pursuant to this Agreement.

(qq) **"Rights Certificate"** has the meaning ascribed thereto in Section 2.2(3) hereof.

(rr) **"Rights Register"** has the meaning ascribed thereto in Section 2.6(1) hereof.

(ss) **"Securities Act (Ontario)"** means the Securities Act (Ontario), and the regulations and rules thereunder, and any comparable or successor laws, regulations and rules thereto.

(tt) **"Separation Time"** means the close of business on the tenth (10th) Trading Day after the earliest of (i) the Stock Acquisition Date, (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Corporation or any Subsidiary of the Corporation) to commence a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid) or such later date as may be determined by the Board of Directors and (iii) the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such or such later date as may be determined by the Board of Directors provided that, if any Take-over Bid referred to in Clause (ii) of this Section 1.1(tt) or any Permitted Bid or Competing Permitted Bid referred to in Clause (iii) of this Section 1.1(tt) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid, Permitted Bid or Competing Permitted Bid, as the case may be, shall be deemed, for the purposes of this Section 1.1(tt), never to have been made, and

provided further that if the Board of Directors determines pursuant to Sections 5.1(2),(3) or (4) hereof to waive the application of Section 3.1 hereof to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(uu) **"Stock Acquisition Date"** means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 101 of the Securities Act (Ontario) or Section 13(d) under the 1934 Exchange Act) by the Corporation or a Person of facts indicating that a Person has become an Acquiring Person.

(vv) **"Subsidiary"**: a corporation shall be deemed to be a Subsidiary of another corporation if:

(i) it is controlled by:

(A) that other;

(B) that other and one or more corporations each of which is controlled by that other; or

(C) two or more corporations each of which is controlled by that other; or

(ii) it is a Subsidiary of a corporation that is that other's Subsidiary.

(ww) **"Take-over Bid"** means an Offer to Acquire Voting Shares of the Corporation or securities convertible into or exchangeable for or carrying a right to purchase Voting Shares of the Corporation where the Voting Shares of the Corporation subject to the Offer to Acquire, together with the Voting Shares of the Corporation into which the securities subject to the Offer to Acquire are convertible, exchangeable or exercisable, and the Offeror's Securities, constitute in the aggregate twenty percent (20%) or more of the outstanding Voting Shares of the Corporation at the date of the Offer to Acquire.

(xx) **"Termination Time"** means the time at which the right to exercise Rights shall terminate pursuant to Sections 5.1(1), (5) or (8) hereof.

(yy) **"Trading Day"**, when used with respect to any securities, means a day on which the principal stock exchange or market on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any stock exchange or market, a Business Day.

(zz) **"U.S. - Canadian Exchange Rate"** shall mean on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate; or

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(aaa) **"U.S. Dollar Equivalent"** of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(bbb) **"Voting Shares"** means the Common Shares and any other shares of capital stock or voting interests of the Corporation entitled to vote generally in the election of all directors.

Section 1.2 Currency.

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

Section 1.3 Headings.

The division of this Agreement into Articles, Sections and Clauses and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Section 1.4 Number and Gender.

Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice-versa and words importing only one gender shall include all others.

Section 1.5 Acting Jointly or in Concert.

For purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person and, without limiting the generality of the foregoing, the following shall be deemed to be acting jointly or in concert with a Person (the "**First Person**"):

(a) every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose of acquiring or Offering to Acquire any Voting Shares of the Corporation, including, without limitation, any one or more of, or any combination of, (i) a put, call, option, forward sale purchase or other right or obligation relating to the sale or disposition of any Voting Shares of the Corporation to the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person (whether settled by delivery of securities, cash or a combination thereof), (ii) any security the value of which varies with the value of Voting Shares of the Corporation, or (iii) any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) pursuant to which all or substantially all of the economic or market risk underlying a Voting Share of the Corporation, directly or indirectly, is transferred to, or assumed by, the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person; and

(b) every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, for the purpose or with the intention of exercising jointly or in concert with the First Person, any Associate or Affiliate of the First Person or any other Person acting jointly or in concert with the First Person, any voting rights attaching to any securities of the Corporation.

Notwithstanding the foregoing and for greater certainty, the phrase "acting jointly or in concert" shall not include conduct consisting solely of:

(1) voting or directing the vote of securities of the Corporation pursuant to a revocable proxy given in response to a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror); or

(2) voting or directing the vote of securities of the Corporation in connection with or in order to participate in a particular proxy solicitation (other than a proxy solicitation initiated by an Offeror or any Associate or Affiliate of an Offeror or any other Person acting jointly or in concert with an Offeror).

Section 1.6 Statutory References.

Unless the context otherwise requires or except as expressly provided herein, any reference herein to a specific part, section, clause or rule of any statute or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

ARTICLE 2
THE RIGHTS

Section 2.1 Legend on Common Share Certificates.

(1) Certificates issued for Common Shares after the Record Time but prior to the close of business on the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the effective date of this Agreement, shall have impressed on, printed on, written on or otherwise affixed to them, a legend in substantially the following form:

> Until the Separation Time (defined in the Rights Agreement referred to below), this certificate also evidences rights of the holder described in a Shareholder Rights Plan Agreement, dated November 29, 2007, as amended and restated from time to time (the **"Rights Agreement"**), between the Corporation and Computershare Investor Services Inc., as Rights Agent, a copy of which is on file at the principal executive offices of the Corporation and is available upon written request. Under certain circumstances set out in the Rights Agreement, the rights may be redeemed, may expire, may become null and void or may be evidenced by separate certificates and no longer evidenced by this certificate.

(2) Until the earlier of the Separation Time and the Expiration Time, certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend. Following the Separation Time, Rights will be evidenced by Rights Certificates issued pursuant to Section 2.2 hereof.

Section 2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights.

(1) **Right to entitle holder to purchase one Common Share prior to adjustment.** Subject to adjustment as herein set forth and subject to Section 3.1(1) hereof, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase,

for the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right, one Common Share (which price and number of Common Shares are subject to adjustment as set forth below and are subject to Section 3.1(1) hereof). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(2) **Rights not exercisable until Separation Time.** Until the Separation Time, (i) the Rights shall not be exercisable and no Right may be exercised, and (ii) for administrative purposes each Right will be evidenced by the certificates for the associated Common Shares registered in the names of the holders thereof (which certificates shall also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Shares.

(3) **Delivery of Rights Certificate and disclosure statement.** From and after the Separation Time and prior to the Expiration Time, (i) the Rights shall be exercisable, and (ii) the registration and transfer of the Rights shall be separate from, and independent of, Common Shares. Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Rights as of the Separation Time (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a **"Nominee"**)) at such holder's address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (A) a certificate (a **"Rights Certificate"**) in substantially the form of Schedule 2.2(3) hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (B) a disclosure statement describing the Rights, provided that a Nominee shall be sent the materials provided for in (A) and (B) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned Person to furnish it with such information and documentation as the Corporation considers advisable.

(4) **Exercise of Rights.** Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at the office of the Rights Agent in the City of Vancouver, British Columbia, Canada or any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation) the Rights Certificate evidencing such Rights together with an election to exercise such Rights (an **"Election to Exercise"**) substantially in the form attached to the Rights Certificate duly completed and executed, accompanied by payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, for credit to or to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised, all of the above to be received before the Expiration Time by the Rights Agent at its principal office in any of the cities listed on the Rights Certificate.

(5) **Duties of Rights Agent upon receipt of Election to Exercise.** Upon receipt of a Rights Certificate, which is accompanied by (i) a completed and duly executed Election to Exercise, and (ii) payment as set forth in Section 2.2(4) above, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(a) requisition from the transfer agent for the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(b) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares;

(c) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such registered holder;

(d) when appropriate, after receipt, deliver such cash (less any amounts required to be withheld) to or to the order of the registered holder of the Rights Certificate; and

(e) tender to the Corporation all payments received on exercise of the Rights.

(6) **Partial Exercise of Rights.** In case the holder of any Rights shall exercise less than all of the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(7) **Duties of the Corporation.** The Corporation covenants and agrees that it will:

(a) take all such action as may be necessary and within its power to ensure that all Common Shares or other securities delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(b) take all such action as may be necessary and within its power to ensure compliance with the provisions of Section 3.1 hereof including, without limitation, all such action to comply with any applicable requirements of the Business Corporations Act, the Securities Act (Ontario) and any applicable comparable securities legislation of each of the provinces of Canada, the 1933 Securities Act, the 1934 Exchange Act, and the rules and regulations thereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares or other securities upon exercise of Rights;

(c) use reasonable efforts to cause, from and after such time as the Rights become exercisable, all Common Shares issued upon exercise of Rights to be listed upon issuance on the principal stock exchange on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(d) cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(e) pay when due and payable any and all Canadian federal and provincial transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for shares or other securities in a name other than that of the registered holder of the Rights being transferred or exercised; and

(f) after the Separation Time, except as permitted by Section 5.1 or Section 5.4, take (or permit any Subsidiary of the Corporation to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

Section 2.3 Adjustments to Exercise Price; Number of Rights.

The Exercise Price, the number and kind of Common Shares or other securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Section 3.1(1).

(a) **Adjustment to Exercise Price upon changes to share capital.** In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) other than the issue of Common Shares or such exchangeable or convertible securities to holders of Common Shares in lieu of but not in an amount which exceeds the value of regular periodic cash dividends;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement, consolidation or otherwise, except as otherwise provided in this Section 2.3;

the Exercise Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of Common Shares, or other securities, as the case may be, issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive, upon payment of the Exercise Price then in effect, the aggregate number and kind of Common Shares or other securities, as the case may be, which, if such Right had been exercised immediately prior to such date and at a time when the Common Share transfer books of the Corporation were open, such holder would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification. If an event occurs which would require an

adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and, shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(b) **Adjustment to Exercise Price upon issue of rights, options and warrants.** In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within forty-five (45) calendar days after such record date) to subscribe for or purchase Common Shares (or shares having the same rights, privileges and preferences as Common Shares (**"equivalent common shares"**)) or securities convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares at a price per Common Share or per equivalent common share (or having a conversion price or exchange price or exercise price per share, if a security convertible into or exchangeable for or carrying a right to purchase Common Shares or equivalent common shares) less than ninety percent (90%) of the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares and/or equivalent common shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights so to be offered) would purchase at such Market Price per Common Share, and the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares and/or equivalent common shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities are initially convertible, exchangeable or exercisable). In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a certificate filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights or warrants are not so issued, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

For purposes of this Agreement, the granting of the right to purchase Common Shares (or equivalent common shares) (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit, stock option or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares (or equivalent common shares) is at a price per share of not less than ninety percent (90%) of the current market price per share (determined as provided in such plans) of the Common Shares.

(c) **Adjustment to Exercise Price upon Corporate Distributions.** In the event the Corporation shall at anytime after the Record Time and prior to the Expiration Time fix a

record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, arrangement, plan, compromise or reorganization in which the Corporation is the continuing or successor corporation) of evidences of indebtedness, cash (other than a regular periodic cash dividend or a regular periodic cash dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or subscription rights, options or warrants (excluding those referred to in Section 2.3(b) above), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets or evidences of indebtedness so to be distributed or of such subscription rights, options or warrants applicable to a Common Share and the denominator of which shall be such Market Price per Common Share. Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d) **De minimis threshold for adjustment to Exercise Price.** Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one percent (1%) in the Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 2.3 shall be made to the nearest cent or to the nearest one-hundredth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this Section 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the earlier of (i) three (3) years from the date of the transaction which mandates such adjustment or (ii) the Expiration Time.

(e) **Corporation may provide for alternate means of adjustment.** Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4(2) or Section 5.4(3), as applicable, in the event the Corporation shall at any time after the Record Time issue any shares of capital stock (other than Common Shares), or rights or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Sections 2.3(a)(i) or (iv) or 2.3(b) or (c) above, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3(a), (b) and (c) above in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Corporation shall be entitled to determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3(a), (b) and (c) above, such adjustments, rather than the adjustments contemplated by Sections 2.3(a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f) **Adjustment to Rights exercisable into shares other than Common Shares.** If as a result of an adjustment made pursuant to Section 3.1 hereof, the holder of any Right thereafter exercised shall become entitled to receive any shares other than Common Shares, thereafter the number of such other shares so receivable upon exercise of any Right and the Exercise Price thereof shall be subject to adjustment from time to time in a

manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this Section 2.3 and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other shares.

(g) **Rights to evidence right to purchase Common Shares at adjusted Exercise Price.** Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of such Right, all subject to further adjustment as provided herein.

(h) **Adjustment to number of Common Shares purchasable upon adjustment to Exercise Price.** Unless the Corporation shall have exercised its election as provided in Section 2.3(i) below, upon each adjustment of the Exercise Price as a result of the calculations made in Sections 2.3(b) and (c) above, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth) obtained by (A) multiplying (x) the number of shares purchasable upon exercise of a Right immediately prior to this adjustment by (y) the Exercise Price in effect immediately prior to such adjustment of the Exercise Price, and (B) dividing the product so obtained by the Exercise Price in effect immediately after such adjustment of the Exercise Price.

(i) **Election to adjust number of Rights upon adjustment to Exercise Price.** The Corporation shall be entitled to elect on or after the date of any adjustment of the Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the Exercise Price in effect immediately prior to adjustment of the Exercise Price by the Exercise Price in effect immediately after adjustment of the Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Exercise Price is adjusted or any day thereafter but, if Rights Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment, of the number of Rights pursuant to this Section 2.3(i), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date Rights Certificates evidencing, subject to Section 5.5 hereof, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the adjusted Exercise Price and shall be registered in the names of the holders of record of Rights Certificates on the record date for the adjustment specified in the public announcement.

(j) **Rights Certificates may contain Exercise Price before adjustment.** Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per share and the number of shares which were expressed in the initial Rights Certificates issued hereunder.

(k) **Corporation may in certain cases defer issues of securities.** In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Share (fractional or otherwise) or securities upon the occurrence of the event requiring such adjustment.

(l) **Corporation has discretion to reduce Exercise Price for tax reasons.** Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment, the Board of Directors shall determine to be advisable in order that any (A) consolidation or subdivision of the Common Shares, (B) issuance of any Common Shares at less than the Market Price, (C) issuance of securities convertible into or exchangeable for Common Shares, (D) stock dividends or (E) issuance of rights, options or warrants, referred to in this Section 2.3 hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

(m) **Notification of Rights Agent.** Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 2.3, the Corporation shall promptly:

(i) file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii) cause notice of the particulars of such adjustment or change to be given to the holders of the Rights;

provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

Section 2.4 Date on Which Exercise is Effective.

Each person in whose name any certificate for Common Shares is issued upon the exercise of Rights, shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such shares on, and such

certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

Section 2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(1) The Rights Certificates shall be executed on behalf of the Corporation by its Chairman, Chief Executive Officer or Chief Financial Officer under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(2) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and a disclosure statement as described in Section 2.2(3), and the Rights Agent shall manually or by facsimile signature countersign and send such Rights Certificates and disclosure statement to the holders of the Rights pursuant to Section 2.2(3) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(3) Each Rights Certificate shall be dated the date of countersignature thereof.

Section 2.6 Registration, Registration of Transfer and Exchange.

(1) The Corporation will cause to be kept a register (the **"Rights Register"**) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed **"Rights Registrar"** for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate and subject to the provisions of Section 2.6(3) below and the other provisions of this Agreement, the Corporation will execute and the Rights Agent will countersign, register and deliver, in the name of the holder or the designated transferee or transferees as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(2) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(3) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the registered holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

Section 2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates.

(1) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(2) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate, and (ii) such indemnity or other security as may be required by each of them, in their sole discretion, to save each of them and any of their agents harmless then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(3) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation or the Rights Agent may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and the Corporation may require payment of a sum sufficient to cover any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(4) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and the holder thereof shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other holders of Rights duly issued by the Corporation.

Section 2.8 Persons Deemed Owners.

Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever and the Corporation and the Rights Agent shall not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction. As used in this Agreement, unless the context otherwise requires, the term **"holder"** of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

Section 2.9 Delivery and Cancellation of Rights Certificates.

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to

applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

Section 2.10 Agreement of Rights Holders.

Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that prior to the Separation Time each Right will be transferable only together with, and will be transferred by a transfer of, the Common Share certificate representing such Right;

(c) that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d) that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent shall be entitled to deem and treat the person in whose name the Rights Certificate (or prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of Right;

(f) that, in accordance with Section 5.4 hereof, without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g) that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation, or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

Section 2.11 Rights Certificate Holder not Deemed a Shareholder.

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby,

nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

Section 3.1 Flip-in Event.

(1) Subject to Section 3.1(2) below, and Sections 5.1(2), (3) and (4) hereof, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as may be necessary to ensure and provide within ten (10) Business Days of such occurrence, or such longer period as may be required to satisfy all applicable requirements of the Securities Act (Ontario), and the securities legislation of each other province of Canada, the 1933 Securities Act, the 1934 Exchange Act, and the rules and regulations thereunder, and any other applicable law, rule or regulation that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms hereof that number of Common Shares of the Corporation having an aggregate Market Price on the date of the occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that after such date of occurrence an event of a type analogous to any of the events described in Section 2.3 hereof shall have occurred with respect to such Common Shares).

(2) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned by (i) an Acquiring Person, or any Affiliate or Associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such Acquiring Person, or any Affiliate or Associate of such Person so acting jointly or in concert, or (ii) a transferee or other successor in title of Rights, directly or indirectly, of an Acquiring Person (or of any Affiliate or Associate of an Acquiring Person) or of any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person (or of any Affiliate or Associate of such Person so acting jointly or in concert) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming such, shall become null and void without any further action, and any holder of such Rights (including transferees or successors in title) shall not have any rights whatsoever to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(3) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause 3.1(2)(i) or (ii), and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

> The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (all capitalized terms used herein have the meaning given to such terms in the Shareholder Rights Plan Agreement, dated November 29, 2007, as amended and restated from time to time, (the **"Rights Agreement"**)) or a Person who was acting jointly or in concert with an Acquiring Person (including, without limitation, a Person who has entered into an agreement or arrangement to sell Common Shares to an Acquiring Person). This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Section 3.1(2) of the Rights Agreement.

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so in writing by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. This issuance of a Rights Certificate without the legend referred to in this Section 3.1(3) shall have no effect on the provisions of Section 3.1.

ARTICLE 4
THE RIGHTS AGENT

Section 4.1 General.

(1) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable, subject to the prior approval of the Rights Agent. In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agents and co-Rights Agents shall be as the Corporation may determine, with the approval of the Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses (including reasonable counsel fees and disbursements) incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such persons harmless against, any loss, liability, cost, claim, action, suit, damage, or expense incurred (that is not the result of gross negligence, bad faith or wilful misconduct on the part of any one or all of the Rights Agent, its officers, directors or employees) arising directly or indirectly out of the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(2) The Rights Agent shall be protected from and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares or any Rights Certificate or certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(3) The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time,

upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

Section 4.2 Merger or Amalgamation or Change of Name of Rights Agent.

(1) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(2) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

Section 4.3 Duties of Rights Agent.

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, to all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted to be taken by it in good faith and in accordance with such opinion. Subject to the prior written consent of the Corporation, which consent shall not be unreasonably withheld, the Rights Agent may also consult with such other experts and advisors as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Corporation) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert or advisor.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proven and established by a certificate signed by a person believed by the Rights Agent to be the Chairman of the Board, the Chief Executive Officer or the Chief

Financial Officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for events which are the result of its own gross negligence, bad faith or wilful misconduct and that of its officers, directors and employees.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1(2) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 hereof describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered or fully paid and non-assessable.

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer, any Vice President or the Secretary of the Corporation and to apply to such persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such person. It is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested or contract with or lend money to the Corporation or otherwise act as

fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or, with the prior written consent of the Corporation, by or through its attorneys or agents. The Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided the prior written consent of the Corporation was obtained and reasonable care was exercised in the selection and continued employment thereof.

Section 4.4 Change of Rights Agent.

The Rights Agent may resign and be discharged from its duties under this Agreement upon sixty (60) days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed or sent by facsimile to the Corporation and to each transfer agent of Voting Shares of the Corporation by registered or certified mail or facsimile, and to the holders of the Rights in accordance with Section 5.8 hereof (all of which shall be at the expense of the Corporation). The Corporation may remove the Rights Agent upon thirty (30) days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Voting Shares of the Corporation by registered or certified mail or facsimile and to the holders of the Rights in accordance with Section 5.8 hereof. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of sixty (60) days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent at the Corporation's expense. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receiving from the Corporation payment in full of all amounts outstanding under this Agreement, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Voting Shares of the Corporation, and mail a notice thereof in writing to the holders of the Rights. The cost of giving any notice required under this Section 4.4 shall be borne equally by the Corporation and the Rights Agent. Failure to give any notice provided for in this Section 4.4 however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 4.5 Compliance with Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have

the right to resign on 10 days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

Section 4.6 Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "**Privacy Laws**") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5
MISCELLANEOUS

Section 5.1 Redemption and Waiver.

(1) Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4(2) or Section 5.4(3), as applicable, the Board of Directors acting in good faith may, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in the event that an event of the type described in Section 2.3 hereof shall have occurred (such redemption price being herein referred to as the "**Redemption Price**").

(2) Subject to the prior consent of the holders of Voting Shares obtained as set forth in Section 5.4(2) hereof, the Board of Directors may, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 hereof has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares and otherwise than in the circumstances set forth in Section 5.1(4) hereof, waive the application of Section 3.1 hereof to such Flip-in Event. In such event, the Board of Directors shall extend the Separation Time to a date at least ten (10) Business Days subsequent to the meeting of shareholders called to approve such waiver.

(3) The Board of Directors may, prior to the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 hereof to a Flip-in Event, but only if such Flip-in Event occurs by reason of a Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares; provided that if the Board of Directors waives the application of Section 3.1 hereof to a particular Flip-in Event pursuant to this Section 5.1(3), the Board of Directors shall be deemed to have waived the application of Section 3.1 hereof to any other Flip-in Event occurring by reason of any Take-over Bid made by means of a Take-over Bid circular to all registered holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been granted, pursuant to this Section 5.1(3).

(4) The Board of Directors acting in good faith may, in respect of a Flip-in Event, waive or agree to waive the application of Section 3.1 hereof to that Flip-in Event, provided that both of the following conditions are satisfied:

(a) the Board of Directors has determined that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that Person would become, an Acquiring Person; and

(b) such Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within thirty (30) days of the date on which such contractual arrangement is entered into) such that at the time the waiver becomes effective pursuant to this Section 5.1(4) it is no longer an Acquiring Person;

and in the event of such a waiver, for the purposes of this Agreement, the Flip-in Event shall be deemed never to have occurred.

(5) Where a Person acquires outstanding Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition under Section 5.1(3) above, then, the Corporation shall immediately upon the consummation of such acquisition redeem the Rights at the Redemption Price.

(6) If the Corporation is obligated under Section 5.1(5) above to redeem the Rights, or if the Board of Directors elects under Section 5.1(1) above or Section 5.1(8) below to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and each Right will after redemption be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(7) Within ten (10) days after the Corporation is obligated under Section 5.1(5) above to redeem the Rights, or the Board of Directors elects under Section 5.1(1) above or Section 5.1(8) below to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last address as they appear upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 and other than in connection with the purchase of Common Shares prior to the Separation Time.

(8) Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price.

(9) Notwithstanding the Rights being redeemed pursuant to Section 5.1(8) above, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Rights shall remain attached to outstanding Voting Shares, subject to and in accordance with the provisions of this Agreement.

Section 5.2 Expiration.

No person shall have any rights whatsoever pursuant to or arising out of this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1(1) hereof.

Section 5.3 Issuance of New Rights Certificates.

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

Section 5.4 Supplements and Amendments.

(1) The Corporation may, prior to any shareholders' meeting called to approve this Agreement, supplement or amend this Agreement without the approval of any holder of Rights or Voting Shares. Thereafter, the Corporation may from time to time supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares to correct any clerical or typographical error or to maintain the validity of the Agreement as a result of a change in any applicable legislation or regulations or rules thereunder.

Notwithstanding anything in this Section 5.4 to the contrary, no supplement or amendment shall be made to the provisions of Article 4 hereof except with the written concurrence of the Rights Agent to such supplement or amendment.

(2) Subject to Section 5.4(1) above, the Corporation may, with the prior consent of the holders of the Voting Shares obtained as set forth below, at any time prior to the Separation Time amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Voting Shares at a meeting of the holders of Voting Shares, which meeting shall be called and held in compliance with applicable laws and regulatory requirements and the requirements in the articles and by-laws of the Corporation. Subject to compliance with any requirements imposed by the foregoing, consent shall be deemed to have been given if the proposed amendment, variation or revision is approved by the affirmative vote of a majority of the votes cast by all holders of Voting Shares (other than any holder of Voting Shares who is an Offeror pursuant to a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid with respect to all Voting Shares Beneficially Owned by such Person), represented in person or by proxy at the meeting.

(3) Subject to Section 5.4(1) above, the Corporation may, with the prior consent of the holders of Rights, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally).

(4) Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as

may be, which are provided in the Corporation's by-laws and the Business Corporations Act with respect to a meeting of shareholders of the Corporation.

(5) The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within 5 days of effecting such amendment, variation or deletion.

(6) Any supplements or amendments made by the Corporation to this Agreement pursuant to Section 5.4(1) above which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

(a) if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Section 5.4(2) above confirm or reject such amendment; and

(b) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in Section 5.4(4) above, confirm or reject such amendment.

A supplement or amendment of the nature referred to in this Section 5.4(6) shall be effective from the date of the resolution of the Board of Directors adopting such supplement or amendment until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such supplement or amendment is confirmed, it continues in effect in the form so confirmed. If such supplement or amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such supplement or amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

Section 5.5 Fractional Rights and Fractional Shares.

(1) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. Any such fractional Right shall be null and void and the Corporation will not have any obligation or liability in respect thereof.

(2) The Corporation shall not be required to issue fractions of Common Shares or other securities upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares or other securities.

Section 5.6 Rights of Action.

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective registered holders of the Rights; and any registered holder of any Rights, without the consent of the Rights Agent or of the registered holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder's right to exercise such holder's Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the

holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

Section 5.7 Notice of Proposed Actions.

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding-up of the Corporation or the sale of all or substantially all of the Corporation's assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.8 hereof, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, winding up, or sale is to take place, and such notice shall be so given at least ten (10) Business Days prior to the date of taking of such proposed action.

Section 5.8 Notices.

(1) Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by letter mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Romarco Minerals Inc.
997 Greg Street
Sparks, Nevada 89431

Attention: President
Facsimile No.: (775) 355-1907

(2) Any notice or demand authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by letter mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
200 – 510 Burrard Street
Vancouver, BC V6C 3B9

Attention: Manager, Client Services
Facsimile No.: (604) 661-9401

(3) Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by letter mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

Section 5.9 Successors.

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

Section 5.10 Benefits of this Agreement.

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

Section 5.11 Governing Law.

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province.

Section 5.12 Severability.

If any Section, Clause, term or provision hereof or the application thereof to any circumstances or any right hereunder shall, in any jurisdiction and to any extent, be invalid or unenforceable, such Section, Clause, term or provision or such right shall be ineffective only in such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining Sections, Clauses, terms and provisions hereof or rights hereunder in such jurisdiction or the application of such Section, Clause, term or provision or rights hereunder in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

Section 5.13 Effective Date.

This Agreement is effective and in full force and effect in accordance with its terms and conditions as of and from the date of this Agreement (the "**Effective Date**"). If this Agreement is not confirmed by a majority of the votes cast by holders of Voting Shares permitted to vote on a resolution under Section 5.4 for the confirmation of this Agreement, at the next Annual General Meeting of the shareholders of the Corporation then this Agreement and any then outstanding Rights will be of no further force and effect from the close of business on the date immediately following the date of such Annual General Meeting.

Section 5.14 Determinations and Actions by the Board of Directors.

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, in relation to or in connection with this Agreement, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

Section 5.15 Rights of Board, Corporation and Offeror.

Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the holders of Voting Shares of the Corporation) with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

Section 5.16 Regulatory Approvals.

Any obligation of the Corporation or action or event contemplated by this Agreement, or any amendment or supplement to this Agreement, shall be subject to receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction including, while any securities of the Corporation are listed and admitted to trading thereon, the TSX Venture Exchange.

Section 5.17 Declaration as to Non-Canadian Holders.

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada, the United States or the United Kingdom in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes, or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

Section 5.18 Time of the Essence.

Time shall be of the essence in this Agreement.

Section 5.19 Termination of Agreement

Subject to Section 5.13, this Agreement shall terminate at, and be of no further force or effect from and after, the Expiration Time.

Section 5.20 Execution in Counterparts.

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement.

ROMARCO MINERALS INC.

By: *"Diane R. Garett"*
Authorized Signing Officer

COMPUTERSHARE INVESTOR SERVICES INC.

By: *"Jenny Karim"*
Authorized Signing Officer

By: *"Loretta Pataki"*
Authorized Signing Officer

SCHEDULE 2.2(3)

FORM OF RIGHTS CERTIFICATE

Certificate No. ___________ **___________ Rights**

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1(2) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, ANY PERSON ACTING JOINTLY OR IN CONCERT WITH AN ACQUIRING PERSON OR THEIR RESPECTIVE ASSOCIATES AND AFFILIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) AND THEIR RESPECTIVE TRANSFEREES SHALL BECOME VOID WITHOUT ANY FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that ______________ or registered assigns, is the registered holder of the number of Rights set forth above each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated November 29, 2007 as amended and restated from time to time (the **"Rights Agreement"**), between Romarco Minerals Inc., a corporation incorporated under the laws of British Columbia (the **"Corporation"**), and Computershare Investor Services Inc., a company existing under the laws of Canada, as rights agent (the **"Rights Agent"**, which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement) (or such earlier expiration time as is provided in the Rights Agreement) one fully paid and non-assessable Common Share of the Corporation (a **"Common Share"**) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in the City of Vancouver. The Exercise Price shall initially be $1,000.00 (Canadian) per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or other equity securities of the Corporation (or a combination thereof) all as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Rights Agreement are on file at the principal executive offices of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights entitling the holder to purchase a like aggregate number of Common Shares as the Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.00001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby.

No holder of this Rights Certificate, as such, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as expressly provided in the Rights Agreement), or to receive dividends, distributions or subscription rights, or otherwise until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been manually countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Corporation.

Dated: ____________________________

ROMARCO MINERALS INC.

By: ____________________________
Authorized Signing Officer

Countersigned by:

COMPUTERSHARE INVESTOR SERVICES INC.

By: ____________________________
Authorized Signing Officer

By: ____________________________
Authorized Signing Officer

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO: ROMARCO MINERALS INC.

The undersigned hereby irrevocably elects to exercise __________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Shares be issued to:

____
(NAME)

____
(ADDRESS)

____
(CITY AND STATE OR PROVINCE)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
(NAME)

____
(ADDRESS)

____
(CITY AND STATE OR PROVINCE)

____
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER NUMBER

Dated ____________________________

Signature Guaranteed

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or guarantor institution with membership in an approved signature guarantee medallion program.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in consent with any of the foregoing or any Affiliate or Associate of such Person (as defined in the Rights Agreement).

____

Signature

NOTICE

In the event the certification set forth in the Form of Election to Exercise is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED ____ hereby sells,

assigns and transfers unto ______________________________

____
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein and does hereby irrevocably constitute and appoint ___________________________ as attorney to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated ________________________

Signature Guaranteed

____
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or eligible guarantor institution with membership in an approved signature guarantee medallion program.

To be completed if true

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or any Person acting jointly or in consent with any of the foregoing (as defined in the Rights Agreement).

____
Signature

NOTICE

In the event the certification set forth in the Form of Assignment is not completed, the Corporation will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Rights Agreement) and accordingly such Rights shall be null and void.

News release, filed December 4, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, NV 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **December 4, 2007**

ROMARCO'S HAILE BEGINS DRILLING

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that its ore reserve confirmation core drilling program has commenced at the Haile Gold Mine in Lancaster County, South Carolina. The 20 hole program provides for 2185 meters (7170 ft.) of core drilling within the five gold resource zones delineated by Amax Gold in the early 1990's. This reconfirmation assay data will be utilized to elevate the level of the Haile current mineral resources (8.74 million tons at 3.1 g/t for 781,000 ounces of gold) to qualify as proven and probable reserves. This drilling program is the first step in the definitive Feasibility Study which is currently underway. The program is part of operations recommended by the NI-43-101 report prepared Behre Dolbear this summer and confirmed by Lyntek Inc.

The drilling contractor is Boart Longyear Company, based out of its eastern US division office in Wytheville, Virginia. The Boart Longyear staff were involved with all of the core drilling on the property from 1988-1993.

This new program is currently being overseen and reviewed by Romarco's engineering contractors: Lyntek Inc. of Denver, Colorado and Gustavson Associates of Boulder, Colorado.

Substantial portions of the core from this current program will also be utilized for reconfirmation metallurgical studies, waste characterization profiling, geotechnical analysis, and detail ore character investigations that will expand the understanding of the whole Haile gold mineralization trend.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

For further information, please contact Diane Garrett, President and C.E.O. or Shriene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Material change report, filed November 30, 2007

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

   Romarco Minerals Inc. ("Romarco")
   1500 - 885 West Georgia Street
   Vancouver, BC V6C 3E8

2. **Date of Material Change**

   November 30, 2007

3. **Press Release**

   A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on November 30, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. **Summary of Material Change**

   Romarco executes adopts Shareholder Rights Plan.

5. **Full Description of Material Change**

   Romarco announces that the Board of Directors has adopted a shareholder rights plan ("Rights Plan") in order to ensure the fair treatment of all Romarco shareholders in connection with any take-over bid for the outstanding shares of Romarco. The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid or corporate transaction if, as and when such circumstances arise without facing undue pressure or coercions. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

   The Rights Plan is not being adopted in response to any proposal to acquire control of Romarco and the Company is not aware of any transactions by any party that would trigger the provisions of the Rights Plan at this time.

   Computershare Investor Services Inc. will act as rights agent and the record date for the issuance of the rights was set at November 29, 2007. To remain in place, the Rights Plan must be ratified by the shareholders of Romarco within 180 days. If ratified by the shareholders, the Rights Plan will have a term of three years.

Diane Garrett, President and CEO of Romarco commented "we believe that Romarco is poised to realize the value of its Haile acquisition and its other properties; we want to ensure that in the event of any overture by a possible acquirer, our shareholders have sufficient time to determine whether any opportunity provides full value for the potential of the Company."

A copy of the Rights Plan will be available on SEDAR.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

November 30, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, NV
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **November 30, 2007**

ROMARCO ADOPTS SHAREHOLDER RIGHTS PLAN

ROMARCO MINERALS INC. (TSXV: R) announces that the Board of Directors has adopted a shareholder rights plan ("Rights Plan") in order to ensure the fair treatment of all Romarco shareholders in connection with any take-over bid for the outstanding shares of Romarco. The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid or corporate transaction if, as and when such circumstances arise without facing undue pressure or coercions. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

The Rights Plan is not being adopted in response to any proposal to acquire control of Romarco and the Company is not aware of any transactions by any party that would trigger the provisions of the Rights Plan at this time.

Computershare Investor Services Inc. will act as rights agent and the record date for the issuance of the rights was set at November 29, 2007. To remain in place, the Rights Plan must be ratified by the shareholders of Romarco within 180 days. If ratified by the shareholders, the Rights Plan will have a term of three years.

Diane Garrett, President and CEO of Romarco commented "we believe that Romarco is poised to realize the value of its Haile acquisition and its other properties; we want to ensure that in the event of any overture by a possible acquirer, our shareholders have sufficient time to determine whether any opportunity provides full value for the potential of the Company."

A copy of the Rights Plan will be available on SEDAR.

Romarco is developing gold producer with the Haile Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed November 30, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, NV
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **November 30, 2007**

ROMARCO ADOPTS SHAREHOLDER RIGHTS PLAN

ROMARCO MINERALS INC. (TSXV: R) announces that the Board of Directors has adopted a shareholder rights plan ("Rights Plan") in order to ensure the fair treatment of all Romarco shareholders in connection with any take-over bid for the outstanding shares of Romarco. The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid or corporate transaction if, as and when such circumstances arise without facing undue pressure or coercions. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

The Rights Plan is not being adopted in response to any proposal to acquire control of Romarco and the Company is not aware of any transactions by any party that would trigger the provisions of the Rights Plan at this time.

Computershare Investor Services Inc. will act as rights agent and the record date for the issuance of the rights was set at November 29, 2007. To remain in place, the Rights Plan must be ratified by the shareholders of Romarco within 180 days. If ratified by the shareholders, the Rights Plan will have a term of three years.

Diane Garrett, President and CEO of Romarco commented "we believe that Romarco is poised to realize the value of its Haile acquisition and its other properties; we want to ensure that in the event of any overture by a possible acquirer, our shareholders have sufficient time to determine whether any opportunity provides full value for the potential of the Company."

A copy of the Rights Plan will be available on SEDAR.

Romarco is developing gold producer with the Haile Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed November 30, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, NV
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **November 30, 2007**

ROMARCO ADOPTS SHAREHOLDER RIGHTS PLAN

ROMARCO MINERALS INC. (TSXV: R) announces that the Board of Directors has adopted a shareholder rights plan ("Rights Plan") in order to ensure the fair treatment of all Romarco shareholders in connection with any take-over bid for the outstanding shares of Romarco. The Rights Plan will provide shareholders with adequate time to properly evaluate and assess a take-over bid or corporate transaction if, as and when such circumstances arise without facing undue pressure or coercions. The Rights Plan also provides the Board with additional time to consider any take-over bid and, if applicable, to explore alternative transactions in order to maximize shareholder value.

The Rights Plan is not being adopted in response to any proposal to acquire control of Romarco and the Company is not aware of any transactions by any party that would trigger the provisions of the Rights Plan at this time.

Computershare Investor Services Inc. will act as rights agent and the record date for the issuance of the rights was set at November 29, 2007. To remain in place, the Rights Plan must be ratified by the shareholders of Romarco within 180 days. If ratified by the shareholders, the Rights Plan will have a term of three years.

Diane Garrett, President and CEO of Romarco commented "we believe that Romarco is poised to realize the value of its Haile acquisition and its other properties; we want to ensure that in the event of any overture by a possible acquirer, our shareholders have sufficient time to determine whether any opportunity provides full value for the potential of the Company."

A copy of the Rights Plan will be available on SEDAR.

Romarco is developing gold producer with the Haile Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

News release, filed November 15, 2007

RECEIVED

ROMARCO MINERALS INC.

997 Greg Street
Sparks, NV
USA 89431

2008 APR 23 P 2:42

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

FOR IMMEDIATE RELEASE **November 15, 2007**

ROMARCO IDENTIFIES 8 ZONES– UP TO 50 G/T AU AND 160 G/T AG AT PINOS GOLD DISTRICT, ZACATECAS MEXICO

ROMARCO MINERALS INC. (TSXV: R) is pleased to report that having satisfied it's work pursuant to a JV option on the northern extension of the Cinco Estrellas Vein (representing 4% of the landholdings) the company is rapidly progressing with the investigation and exploration of the remaining portion of the claim block which includes three additional vein systems. All existing historical data is being incorporated into the Romarco data base. A 3-dimensional model is being developed and the work is identifying highly prospective zones with both lateral and vertical continuity that will be targeted in Romarco's upcoming drill program. Underground channel sampling of the Cinco Estrellas and La Paz Veins has been completed. Underground channel sampling of the San Ramon vein is well advanced and sampling of the Candelaria vein is scheduled to commence shortly. The San Ramon and Candelaria vein systems were the host of the majority of the past production by the Spanish and Cornish miners during the late 1800's.

The target zones identified to date by Romarco are summarized below:

1) The San Luis Mine in The Cinco Estrellas vein system includes a zone from the 128 meter shaft crosscut extending 30 meters northward along the vein system and down dip for 9.3 meters. This represents the deepest level exposure of the Cinco Estrellas. Assays range from 2.7 to 10.9 g/t Au and 32 to 180 g/t Ag with averages for the zone being 7.6 g/t Au and 106 g/t Ag.

2) The La Paz vein system between the Quatro and Las Josefinas shafts on the 55 meter level includes an 80 meter zone along strike with assays ranging between 10 and 50.7 g/t Au and 11 to 59 g/t Ag.

3) The Arandas area of the Cinco Estrellas vein system includes a zone 90 meters long on a 1 meter wide vein segment under old stopes on the 75 meter level containing precious metal values ranging from 5 to 32 g/t Au and 10 to 150 g/t Ag with assays averaging 13.4 g/t Au and 77 g/t Ag.

4) In the San Ramon shaft area of the San Ramon vein system a zone 100 meters long on a 0.3 meter wide vein segment on the 100 meter level with values ranging from 2.64 to 30 g/t Au and 45.6 to 161.2 g/t Ag. Average of the 30 channel samples in this area graded 9.1 g/t Au and 78 g/t Ag.

5) In the Dolores Shaft area of the San Ramon vein system a zone 50 meters long on a 0.5 meter wide vein segment on the 40 meter level tunnel with precious metals averaging 8.5 g/t Au and 120 g/t Ag.

6) In the Candelaria Mine, an area of 100 meters of extensive underground development and stoping indicates a historic productive system is untested below the water table in that location. is also considered at this point to be a priority target because of the high volume of Cornish era mining in underground stopes illustrated in old mapping.

7) In the Penitas Mine on the Cinco Estrellas system, a three meter wide, high level, banded vein containing visible gold was only surficially exploited in historic times and is considered by Romarco exploration staff to be an excellent exploration opportunity at similar levels to targets at Arandas and San Luis along the same trend.

8) Other secondary targets for further development occur at the Santos Tomas Mine on the La Paz system, San Gil Mine on the La Paz system, General Mineon the Candelaria vein system, and the Hermillio vein system south of Candelaria.

Recent geochemical assaying of the underground samples has identified that historic excavation has been quite high in the hydrothermal system and that precious metals values should strengthen with depth into the center or bottom of the hydrothermal boiling system that created the gold mineralization.

Once the mapping and sampling of the Candelaria vein system has been completed and all drill targets have been identified Romarco will prepare its 2008 Pinos Project drill program. Permits will be obtained and drilling should commence late in the 1st Quarter or early 2nd Quarter of 2008.

Romarco is developing gold producer with the Haile Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed November 14, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, NV
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **November 14, 2007**

ROMARCO AWARDS FEASIBILITY CONTRACT FOR HAILE

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that it has awarded the Engineering Contract for the Haile Gold Mine definitive feasibility study to Lyntek Inc. of Denver, Colorado. Lyntek is a recognized global leader in mineral processing, and specializes in gold processing. Lyntek has subcontracted with the reputable firms of Gustavson Associates, Inc. and Vector Engineering, Inc. to conduct the feasibility study for the Haile Project. Confirmation drilling is expected to begin this month to move the current resources into the proven and probable category.

Additionally, Romarco has SEDAR filed a revised NI 43-101 report by Behre Dolbear & Company on the Haile Gold Mine. The revised report reflects a reduction in capital costs and includes geologic upside potential within the existing orebodies on the property. Based on Behre Dolbear's report, the current mine plan shows a six year mine life with an average production schedule of 100,000 ounces after start-up at cash costs of $350 per ounce.

Romarco is a developing gold producer with the Haile Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O.or Shirene Urton at (775) 355-1900

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Amended & restated technical report (NI 43-101), filed November 13, 2007

Technical Study of the Haile Mine Project Kershaw, Lancaster County, South Carolina

34° 34' 46" N latitude
80° 32' 37" W longitude

Prepared for

Romarco Minerals, Inc.

Prepared by:

Behre Dolbear & Company (USA), Inc.

Mr. Mark A. Anderson P.Eng
Mr. Stephen Keller PG
Mr. Derek Rance P.Eng.

17 July 2007

999 18th Street, Suite 1500
Denver, Colorado 80202
Telephone: (303) 620-0020

TABLE OF CONTENTS

1.0 SUMMARY 1
- 1.1 LOCATION 1
- 1.2 OWNERSHIP 1
- 1.3 GEOLOGY 1
- 1.4 RESERVES 2
- 1.5 INFERRED RESOURCES AND ADDITIONAL MINERALIZATION 3
- 1.6 MINING 3
- 1.7 METALLURGICAL TEST WORK 4
- 1.8 PLANT DESIGN 5
- 1.9 INFRASTRUCTURE 5
- 1.10 ENVIRONMENTAL 5
  - 1.10.1 Acid Rock Drainage 6
  - 1.10.2 Water Management 6
- 1.11 CAPITAL 6
- 1.12 OPERATING COST 6
- 1.13 PROJECT ECONOMICS 7
- 1.14 RECOMMENDATIONS 7

2.0 INTRODUCTION 8
- 2.1 TERMS OF REFERENCE 8
- 2.2 SITE VISIT 8

3.0 RELIANCE ON OTHER EXPERTS 9

4.0 PROPERTY DESCRIPTION AND LOCATION 10

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY 12

6.0 HISTORY 13

7.0 GEOLOGICAL SETTING 15
- 7.1 REGIONAL GEOLOGY 15
- 7.2 HAILE PROPERTY GEOLOGY 16
- 7.3 HAILE PROPERTY STRUCTURE 18

8.0 DEPOSIT TYPES 19

9.0 MINERALIZATION 21
- 9.1 CHARACTERISTICS OF MINERALIZATION 21
- 9.2 GEOLOGY, SHAPE, DEPTH, AND CONTINUITY OF DEPOSITS 21
  - 9.2.1 Snake 21
  - 9.2.2 Mill 25
  - 9.2.3 Haile 27
  - 9.2.4 Red Hill 29
  - 9.2.5 Ledbetter 31
  - 9.2.6 Chase Hill 33

10.0 EXPLORATION 34

11.0 DRILLING 36
- 11.1 DRILLING 36
- 11.2 INTERPRETATION 37

12.0 SAMPLING METHOD AND APPROACH 39

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY 40

14.0 DATA VERIFICATION 43

15.0 ADJACENT PROPERTIES 44

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING 45
16.1 METALLURGICAL TESTING 45
16.2 FLOWSHEET DEVELOPMENT 45
16.3 MILL CAPITAL COSTS 46
16.4 MILL OPERATING COSTS 46
16.4.1 Production Schedule 47
17.0 MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES 49
17.1 GEOLOGY GRADE ZONE METHOD (POLYGON METHOD) 49
17.1.1 Grade Zone Block Model Method 50
17.1.2 Geostatistical Block Model Method 51
17.1.3 Lerchs-Grossman Pit Method 52
17.2 HMC COMPARISON OF RESOURCE ESTIMATES 53
17.3 "MODIFIED GEOLOGICAL RESERVE" ESTIMATES 54
17.3.1 Mill 55
17.3.2 Haile 55
17.3.3 Red Hill 56
17.3.4 Chase Hill 56
17.3.5 Ledbetter 56
17.3.6 Snake 56
17.4 SUMMARY 56
17.5 RESERVES AUDIT BY DERRY, MICHENER, BOOTH, AND WAHL 57
17.6 COMMENTARY ON RESOURCES AND RESERVES 58
18.0 OTHER RELEVANT DATA AND INFORMATION 59
18.1 UPSIDE POTENTIAL FOR THE SIX DEPOSITS 59
19.0 INTERPRETATION AND CONCLUSIONS 61
20.0 RECOMMENDATIONS 62
21.0 REFERENCES 63
22.0 DATE AND SIGNATURE 64
23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES 65
23.1 MINING 65
23.1.1 Mining Operations 66
23.1.2 Mining Fleet 67
23.1.3 Mine Schedule 67
23.1.4 Mine Backfill Capacities and Requirements 68
23.1.5 Mine Plan 68
23.1.6 Mining Costs 71
23.1.6.1 Personnel 71
23.1.6.2 Operating Cost 71
23.2 MILLING 72
23.3 INFRASTRUCTURE 72
23.4 GENERAL AND ADMINISTRATION OPERATING COST 73
23.5 INFRASTRUCTURE CAPITAL 74
23.6 RECOVERABILITY 74
23.7 ENVIRONMENTAL CONSIDERATIONS 75
23.7.1 Environmental Baseline 75
23.7.2 Air Quality and Meteorology 75
23.7.3 Surface Water and Groundwater (Flow, Depth, and Quality) 75
23.7.4 Soils and Geochemistry 75
23.7.4.1Biological Resources (Vegetation and Wildlife) 76
23.7.5 Cultural/Archaeology 76

23.7.6 Permitting 76
23.7.7 Social and Community Issues 77
23.7.8 Closure Planning 77
23.7.9 Acid Rock Drainage 77
23.7.10 Water Management 78
23.8 ROYALTIES 78
23.9 CAPITAL 78
23.10 OPERATING COSTS 78
23.11 FINANCIAL MODEL 79

LIST OF FIGURES

Figure 4.1. Location of Haile Gold Mine 10
Figure 7.1. Regional geology of the Carolina Slate Belt 15
Figure 7.2. Schematic geologic map of Haile Property 16
Figure 9.1. Snake Deposit – North-South Cross Section, Western Portion 23
Figure 9.2. Snake Deposit – North-South Cross Section, Eastern Portion 24
Figure 9.3. Mill Deposit – North-South Cross Section, Center of Deposit 26
Figure 9.4. Haile Deposit – North-South Cross Section, Center of Deposit 28
Figure 9.5. Red Hill Deposit – North-South Cross Section, Center of Deposit 30
Figure 9.6. Ledbetter Deposit – North-South Cross Section, Center of Deposit 32
Figure 9.7. Chase Hill Deposit – North-South Cross Section, Center of Deposit 33
Figure 23.1. Location of Haile Pits 65

LIST OF TABLES

Table 1.1 Modified Geological Reserve Estimates Compared to Geostatistical Reserve Estimates for the Six Haile Deposits/Pits 2
Table 13.1 Summary of AGI/HMC 1991-1994 Drilling Program 40
Table 16.1 Flotation Concentrate Leach Data 45
Table 16.2 Haile Mill Capital Costs 46
Table 16.3 Haile Mill Operating Costs 47
Table 16.4 Haile Mine Production Schedule .... **Error! Bookmark not defined.**
Table 17.1 Geology Grade Zone Method (Polygon Method) Resource Estimates (Measured, Indicated, and Inferred) for the Six Haile Deposits/Pits 50
Table 17.2 Geology Grade Zone Method (Polygon Method) Resource Estimates (Measured/Indicated) for the Six Haile Deposits/Pits 50
Table 17.3 Grade Zone Block Model Estimates for the Six Haile Deposits/Pits 51
Table 17.4 Lerchs-Grossman Pit Method Estimates (Measured/Indicated) for the Six Haile Deposits/Pits 53
Table 17.5 Modified Geological Reserve Estimates Compared to Geostatistical Reserve Estimates for the Six Haile Deposits/Pits 55
Table 23.1 Haile Mine Equipment List 67
Table 23.2 Pit Backfill Requirements 68
Table 23.3 Mine Plan and Rehandle Schedule 70
Table 23.4 List of Personnel 71
Table 23.5 Mine Operating Cost 71
Table 23.7 General and Administration Operating Cost 74
Table 23.8 Flotation Concentrate Leach Data 75

Table 23.9 Haile Capital Cost 78
Table 23.10 Production and Operating Cost 79
Table 23.11 Financial Performance – Haile Mine 79

1.0 SUMMARY

Behre Dolbear & Company (USA), Inc. (Behre Dolbear) was retained by Romarco Minerals, Inc. (Romarco) to prepare a National Instrument 43-101 Technical Report on the Haile Gold Mine Project. A further part of the assignment was to prepare a preliminary assessment of potential mining and metallurgical methodology and capital and operating costs to determine the potential economic viability of the mineral resource. This preliminary assessment is insufficiently detailed to allow the conversion of Haile mineral resources into a mineral reserve category.

1.1 LOCATION

The Haile property is located 3 miles northeast of the town of Kershaw, Lancaster County, South Carolina, USA.

1.2 OWNERSHIP

Kinross Gold Corporation (Kinross) is the current proprietor of the Haile Project that owns outright slightly over 600 acres, but this acreage does not include the essential Snake pit, which is deemed integral to the orderly development of the property. This land is held by Bowater Timber LLC No. 4, which is owned by Timberland Investment Resources. Millikan Forestry manages the field activities for Snake tract.

1.3 GEOLOGY

The Carolina Slate Belt is the geologic setting for the Haile Gold Mine property. The Carolina Slate Belt and the adjacent (to the west) Charlotte and Kings Mountain belts make up the Carolina terrane, an exotic terrane accreted to North America during the tectonic plate collision that occurred from Late Precambrian through Early Cambrian time. Within the Carolina Slate Belt the gold deposit host rocks consist of a lower metavolcaniclastic sequence and an upper metasedimentary sequence, within a subduction-related volcanic arc that was active during the period of plate collision. The volcanic arc magmatism was accompanied by deformation and regional, low-grade metamorphism. Later the Carolina Slate Belt rocks were folded, faulted, sheared, and then intruded by a series of Late Paleozoic and Triassic dikes. During Mesozoic time, thick saprolite layers developed on the slate belt rocks. During Cretaceous time, the region submerged along with deposition of Coastal Plain sediments, and the subsequent uplift and erosion occurred.

On the Haile property the gold-mineralized zones generally strike east-west and dip moderately to steeply north. The formations and mineralized zones are complexly faulted and sheared, and the entire assemblage is crosscut by northwest-trending, Triassic-age diabase dikes. Saprolite of variable thickness has developed on the bedrock. The bedrock and saprolite are overlain by Coastal Plain sediments.

The Haile gold mineralization is associated with a transition in lithologies occurring within an intra-arc volcanic basin of late Precambrian and Cambrian age. Romarco's Senior Geologist, Mr. Thomas R. Kilbey, was a Project Geologist participating in the Amax Gold, Inc. (AGI)/Haile Mining Company (HMC) drilling and evaluation program of 1991-1994. He is of the opinion that Haile mineralization was structurally controlled, and that the shear zone played an important role in forming and concentrating the gold deposits.

Electrum, pyrite, and molybdenite are the principal ore minerals in the mineralized zones, and are found in a gangue of quartz and sericite, with lesser amounts of calcite and pyhrrotite in deeper portions of the zones. Primary locations for electrum are within quartz, on grain boundaries of quartz and pyrite, and

enclosed in pyrite grains along crystal growth bands. Molybdenite mostly occurs as late fracture coatings in highly sheared central portions of mineralized zones. Pyrite occurs as coarse crystals distant from mineralized zones; as massive beds within and near the zones; as hydrothermal and metamorphic veinlets, stringers, and blobs; and also can be finely disseminated (framboidal) within silicified mineralized zones.

1.4 RESERVES

Haile Mining Company (HMC), a joint venture of Amax Gold, Inc. and Piedmont Mining Company, made several estimations of resources and reserves at the Haile Mine. In 1994, HMC completed a series of iterations of resource/reserve estimations resulting in the declaration of a Proven/Probable reserve of approximately 780,000 ounces of gold at the property. Derry Michener Booth and Wahl (DMBW) audited the reserve estimate in 1994 and found it acceptable.

The Haile Mining Company stated its reserve estimates in ounces of gold. For the grade and quantity of these historical reserves – see Tables 17.3 and 17.4. These estimates are based on historical drilling and from data compiled by the Haile Mining Company. The historical data, on which the estimates were made, is well documented but has not been completely verified and also there are discrepancies between the estimations made by different estimation methods of these historical reserves, so ***the reader is duly cautioned that these historical data based estimates cannot be fully relied on.***

Table 1.1 summarizes the Historic reserves estimated by HMC and confirmed by DMBW.

TABLE 1.1
MODIFIED GEOLOGICAL RESERVE ESTIMATES COMPARED TO GEOSTATISTICAL RESERVE ESTIMATES FOR THE SIX HAILE DEPOSITS/PITS

Deposit/Pit	Modified Geological Reserve (measured/indicated) (oz gold)	Method Used for Modified Geological Reserve	Geostatistical Reserve (measured/indicated) (oz gold)
Mill	216,500	Geostatistical plus 16,000 oz from Lerchs-Grossman	200,430
Haile	109,100	Lerchs-Grossman	126,596
Red Hill	72,800	Lerchs-Grossman	93,268
Chase Hill	19,100	Lerchs-Grossman	21,252
Ledbetter	31,200	GradeZone	27,154
Snake	333,500	GradeZone	311,317
Total	**782,200**		**780,017**

Note: The Haile deposit modified geological reserve estimate has been corrected to 109,100 oz (by Lerchs-Grossman) from 93,900 oz (grade zone). The text in Wolverson (1994) specified that the Lerchs-Grossman estimate be used for the modified geological reserve estimate. The total for modified geological reserve accordingly has been revised to 782,200 oz from 767,000 oz.

For individual deposits/pits, the reserves presented in Table 1.1 displayed variances when compared to estimations made by other generally accepted methods.

Behre Dolbear, nevertheless, considers the 780,000 ounces of gold estimated by HMC to be a relatively valid estimate of the total amount of gold present at the Haile property. Based upon the date of the estimation, however, the deposit must be considered to be a Historic Reserve and in the opinion of the

Qualified Person should now be considered as an Indicated Resource as the resource possesses a degree of uncertainty that could pose some risk to the success of development. This is because that, while different estimation methods agree as to the total resource estimate, there is significant disagreement in the estimated resources for some individual deposits/pits.

Due to the excessive size of the modeled blocks, the use of the existing database would potentially result, when they are mined, in an over dilution of the deposits. Accordingly it is recommended that additional drilling of the Haile deposit be conducted with concomitant fire assaying of the samples and resource estimate recalculation so as to remove the uncertainties of the prior work.

1.5 INFERRED RESOURCES AND ADDITIONAL MINERALIZATION

In addition to the above mineral resource estimate, additional gold occurrences are hypothesized, or have been modeled by Romarco's Senior Geologist Mr. Kilbey's using his prior knowledge and experience with the geology, structure, and nature of gold mineralization on the Haile property. Previously during HMC's 1991-1994 drilling and development program, this model was successfully employed in the exploration of the property and resulted in the discovery of the Ledbetter deposit. Romarco's current (2007) estimates of upside resources, those that may possibly be discovered by additional exploration drilling, are based in part on the application of this model and partly on the known extent of drilling with respect to defining the deposit boundaries. Romarco's current total upside estimate, that includes inferred resources, is greater than HMC's total 1994 estimate. The Qualified Person has examined the basis for this inferred resource estimate and concurs that there is upside potential at the Haile Property:

- there is likely 100,000 ounces of an Inferred Resource remaining in the previously defined deposits that was not incorporated in the Historic Reserve or in the current Indicated Resource which will be of similar grade as the overall Haile property; and
- it is highly likely that additional mineralization will be found through additional exploration that will amount to between 250,000 and 500,000 ounces.

The reader is cautioned that the potential quantity and grade of the Inferred Resource and exploration targets noted above are purely conceptual in nature and that there has been insufficient exploration to develop a resource, and there is no certainty that additional exploration will result in the aforementioned targets being delineated and categorized as a mineral resource.

1.6 MINING

Mining at Haile will consist of the sequential mining of six small separate open pits at a nominal rate of 4,000 tons of ore per day at a 5.25:1 stripping ratio (including pre-stripping). A 6-year mine plan has been devised that will pre-strip 2 million tons prior to production. During the first 3 years of production all of the mining capacity is engaged in ore production and waste stripping, much of which will be stockpiled prior to its being backfilled into completed pits. For the remaining 3 years, the direct mining requirements will fall to two-thirds to one-half of the equipment capacity, and the remaining capacity will be dedicated to rehandling stockpiled waste to backfill the mined out pits. Backfilling will be completed approximately 4 months after cessation of production.

During the 6-year production period all ore will be hauled by truck directly to the crusher. Waste material preferentially will be directly backfilled into a mined out pit provided that backfill space is available. If such direct space is unavailable and the waste has a high acid generating potential (AGP), it will be directed to the permanent acid rock storage facility. If the waste is "clean" and backfill space is unavailable, it will be stored in a temporary waste dump adjacent to the pit or used as construction material in the tailings impoundment.

Due to the small pit dimensions and the requirement for selective digging, ore will be mined by a 7.8-cubic yard backhoe excavator, while waste will be primarily dug with 8.3-cubic yard front-end loaders into 65-ton haul trucks for transport out of the pit. Drilling operations will be conducted using rubber-tired truck mounted rotary drills, capable of both hammer and tri-cone, drilling 6.75-inch diameter holes.

The mining sequence is scheduled to maintain a constant mill feed of 4,000 tpd. No ore is scheduled to be mined and stockpiled prior to processing. The pits require being backfilled as soon as possible following the completion of mining in order to minimize pit wall acid generation. Acid generating potential (AGP) waste rock will be backfilled into a pit as soon as possible following its initial mining. There limited space availability for AGP waste in the mined out pits, so the excess will be placed in a permanent storage facility and sealed. Clean waste rock with no AGP will be placed directly in the backfill sequence atop AGP waste or into temporary waste dump sites near the pit for ultimate disposal.

The pits will be backfilled to the point that the surface is free draining, then clay capped to minimize the infiltration of surface water into the pit. The backfill material will come from the mine waste. In order to reduce the rehandle of tons with its additional cost, pit-to-pit haulage will be used as much as practicable. However, in some cases, depressions will remain from the mined-out pit as a result of trying to minimize the amount of backfill rehandling, but these will be free-draining.

The mine plan calls for the following sequence of events:

- Year 0. Strip 2,000,000 tons primarily from the Snake pit and a smaller portion from the Haile pit.
- Year 1. Production ramp-up with Haile is the sole ore source and the Snake is being stripped.
- Year 2. The Haile Pit is exhausted by the second quarter and Snake becomes supplies the ore requirement. Haile will be backfilled without rehandle using the Snake waste.
- Year 3. Snake is the sole ore source and the Mill pit is being stripped.
- Year 4. Snake pit exhausts in the third quarter and the Mill pit becomes the primary ore source.
- Year 5. The Mill pit is the primary ore source with the Ledbetter pit a secondary ore source. Both pits exhaust during the year and the Red Hill is opened up.
- Year 6. Red Hill is the primary ore source. Red Hill exhausts late in the year and Chase Hill is started.
- Year 7. Chase Hill exhausts during the first quarter. Backfilling and reclamation activities continue until completion of all the backfilling activities.

1.7 METALLURGICAL TEST WORK

Detailed metallurgical test work is available for review for much of the deposit and areas where testing is not available can be reasonably estimated from available data. Gold recoveries estimated from available data for the proposed pits are:

- Snake 69%
- Haile 78%
- Red Hill 78%
- Mill Zone 73%

- Ledbetter 78%
- Chase Hill 78%

The weighted average recovery used in the financial analysis is 73%.

1.8 PLANT DESIGN

The proposed flowsheet for the Haile ores is predicated upon the recovery of gold into a sulfide (pyrite) concentrate and acceptable cyanide recovery from the rougher pyrite concentrate. Gold losses are due primarily to inclusions of gold in solid solution in the pyrite and problems that may result from over-grinding. Additional laboratory and pilot plant work should be done to fully develop the concentrator flow sheet.

The envisioned flowsheet, includes primary jaw crushing of mine run ore, conveyor transport of the ore to a coarse-ore stockpile and SAG mill grinding. The SAG mill discharge will be screened and the pebble oversize returned to the SAG mill. The screen undersize will be fed to the ball mill feed sump that is in closed circuit with 20-inch cyclones. The cyclone underflow or oversize constitutes the circulating load and the cyclone overflow is the feed to flotation. The pulp will be subjected to rougher flotation only. The rougher concentrates will be dewatered, re-pulped and reground to approximately 80% <400 mesh Tyler. The reground concentrates will then be fed to six stages of CIL gold recovery followed by cyanide destruction. The loaded carbon will be screened, stripped and returned to the CIL circuit. The strip solution will be introduced to electrolytic gold refining on steel wool followed by smelting to bullion.

1.9 INFRASTRUCTURE

The Haile Mine is located on Haile Gold Mine Road, which is a paved two-lane local highway which connects to the State road network.

The electrical power grid, water resources, roadways and miscellaneous infrastructure appear to be adequate to support a restart of the Haile Mine. The needed on-site electrical substations and other required plant elements will have to be engineered and installed. Water for plant operation can be sourced from the on-site reservoir and sanitary water is sourced from existing deep wells.

1.10 ENVIRONMENTAL

Romarco will need to document environmental baseline conditions to support design, permitting, operation and closure of the Project. The required baseline data is:

- Air Quality and Meteorology;
- Surface Water and Groundwater (flow, depth and quality);
- Soils and Geochemistry;
- Biological Resources (Vegetation and Wildlife); and
- Cultural/Archaeology.

In most cases, a number of the required elements in these environmental baselines have already been established. It is estimated that the full baseline data can be assembled within one year.

The Haile Project was previously permitted as a heap leach operation and most recently operated from 1984 though 1992. Reclamation and closure activities began shortly thereafter and have continued to date. There is a permitting history at the site and some permits are still active and can be transferred.

Interviews with agency personnel did not reveal any impediments to obtaining the necessary permits to construct operate and close a new operation at Haile. In addition, regulatory interviews did not reveal any new legislation or regulations that are being contemplated that could have an impact on mine permitting timeframes, schedules or costs.

Interviews with regulatory officials, nearby landowners and Haile/Kinross personnel were positive and did not reveal any fatal flaws or sensitive issues that would preclude project development. Behre Dolbear, however, anticipates that some opposition to the project could arise, and recommends that potential opposition should be included in the planning for project development.

There are two critical issues that will need to be addressed as part of project design, permitting, operation and closure to make this project work from a technical and financial perspective.

1.10.1 Acid Rock Drainage

Current and historic evidence indicates that ore and waste rock material contain sulfides capable of generating acid leachates (ARD). ARD can occur in the exposed pit walls, overburden/waste disposal sites (on surface and in-pit disposal sites), as well as within the tailings impoundment. The proposed mine plan fully incorporates the means to handle ARD in the pits, while the metallurgical plan considers means to safely dispose of the highly reactive tailings.

1.10.2 Water Management

The high annual precipitation at the site requires the need to design adequate diversion and containment systems around planned facilities. In addition, active management of water balance(s) of the various facilities will be necessary to contain storm events and/or anticipate rainy season solution and storm water build-up.

1.11 CAPITAL

Capital costs for the proposed mine, mill, and infrastructure are:

• Mine Including Pre-stripping	$14,884,000
• Mill	$65,493,000
• Infrastructure	$16,700,000
• Working Capital	$4,950,000
• Total	$102,027,000

It is forecast that these sums are invested over a 2-year period. They contain a $5,954,000 contingency for unforeseen expenses, escalation, and delays. The costs were determined from analyzing past studies and budgets and updating them to reflect 2007 costs.

1.12 OPERATING COST

Operating costs for the Haile Mine are forecast to be relatively high due to the scattered nature of the deposit, the high stripping ratios, modest gold grades, small scale operation and forecast short mine life.

Initial total operating costs are estimated at $15.13 per ton of ore mined which decline to $14.78 per ton of ore mined. Milling costs at $11 per ton of ore are the largest cost component.

1.13 PROJECT ECONOMICS

The Haile Mine achieves positive cash flow in production year 3 at a gold price of $550 per ounce. The project sustains profitability only at a gold price of $600 per ounce and then will only generate a modest percent internal rate of return. Higher recoveries, extension of the mine life or higher grade resources would positively influence these results. The short mine life combined with the high stripping ratios and relatively high capital cost significantly limits the project's potential. The project is not economic at long term average gold prices of $500 and marginal at or above $550 per ounce. Substantial gold price risk needs to be factored into any investment decision regarding the restart of the Haile Mine.

1.14 RECOMMENDATIONS

The following actions are recommended:

- Additional exploratory drilling in areas of interest to attempt to expand the available resource and therefore mine life.
- Validate geological and resource estimation data.
- Update the geologic grade zone block model, and update and complete all east-west cross sections (strike sections).
- Conduct additional metallurgical testing to verify recoveries of the Ledbetter and Chase Hill deposits.
- Review capital requirements to determine if costs can be reduced.
- Estimate reclamation costs to a higher degree of accuracy.
- Review other possible options for the Haile Mine.

The estimated cost to verify the Historical Reserve is $1,200,000 and the cost the additional exploration drilling and metallurgical testwork is $2,000,000.

2.0 INTRODUCTION

2.1 TERMS OF REFERENCE

Behre Dolbear & Company (USA), Inc. (Behre Dolbear) was retained by Romarco Minerals, Inc. to prepare a National Instrument 43-101 Technical Report on the Haile Gold Mine Project. A further part of the assignment was to prepare a preliminary assessment of potential mining and metallurgical methodology and capital and operating costs to determine the potential economic viability of the mineral resource. This preliminary assessment is insufficiently detailed to allow the conversion of Haile mineral resources into a mineral reserve category.

The major information source for this report is the technical work and data that were produced by various consulting groups whose reports are listed in Section 21 of this report. The Qualified Persons have fully reviewed these reports and, where necessary, have updated and modified the conclusions and recommendations contained in these documents.

2.2 SITE VISIT

A visit to the Haile mine site was made on the 27-28 March 2007 by the following Behre Dolbear personnel in their capacity as Qualified Persons:

- Mr. Derek Rance – Project Manager and Mine Engineer
- Mr. Stephen Keller – Geologist

Mr. Mark Anderson P.Eng who prepared Section 16 – Mineral Processing and Metallurgical Testing did not visit the minesite.

Other Behre Dolbear personnel who also visited the Haile minesite during the same period included:

- Mr. Reinis Sipols – Environmental Specialist
- Mr. Bernard Guarnera – Project Advisor

3.0 RELIANCE ON OTHER EXPERTS

The Qualified Persons writing this Technical Report, Messrs. Derek Rance, Stephen Keller, and Mark Anderson drew much of their information from previous consultants' work, which the documents are listed in Section 21.

The Qualified Persons writing this Technical Report have assumed that the declarations of legal rights to the owned and leased patented and unpatented claims constituting the Haile Mine property as described in this report are correct. No attempt was made to confirm the legality of licenses conferring the rights to mine, explore, and produce gold and other metal products and accordingly disclaims any responsibility or liability in connection with such information or data.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Haile property and mine reclamation site are located 3 miles northeast of the town of Kershaw in Lancaster County, South Carolina (Figure 4.1). Lancaster County lies in the north-central part of the state. The city of Lancaster, county seat of Lancaster County, is approximately 30 miles south of Charlotte, North Carolina and Kershaw and the Haile property are approximately 17 miles southeast of Lancaster.


Charlotte, N. C.
Rock Hill
Charlotte
Kershaw
Columbia
SOUTH CAROLINA
NORTH CAROLINA
SOUTH CAROLINA
Lancaster
Lancaster
County
Kershaw
Haile Mine
Wateree Lake
Columbia
0
10
20 mi.
DMBW, Inc.
Location
Haile Gold Mine
Lancaster Co., South Carolina
April 1994

Figure 4.1. Location of Haile Gold Mine

The approximate geographic center of the property is at 34° 34' 46" N latitude and 80° 32' 37" W longitude. Within the Haile Gold Mine area there are six deposits addressed by the present report: Mill,

Haile, Red Hill, Chase Hill, Ledbetter, and Snake. The deposits lie within an area extending from South Carolina state plane coordinates 2136300 E to 2142300 E, and from 573700 N to 576300 N. This area of approximately 350 acres is approximately 2,600-feet wide (north-south) and 5,900-feet long (east-west).

During operations, the Haile Project controlled approximately 3,300 acres of private and leased land. With reclamation activities being performed over the last 13 years, and with no party planning to resume mining activities, much of the formerly controlled land was sold or leases were terminated. At the present time, the Haile Project owns outright slightly over 600 acres but this acreage does not include the Snake pit which is considered to be critical to the project. The land covering the Snake pit is presently held by Bowater Timber LLC No. 4, which is owned by Timberland Investment Resources. Millikan Forestry manages the field activities for the Snake tract. This pit is deemed integral to the orderly development of the property and discussions are being presently held to procure leases to this property.

Kinross presently manages the ongoing reclamation project at Haile. Reclamation is based upon innovative passive systems that minimize potential for ARD generation, eliminate the need for long-term active treatment, and require little or no long-term maintenance. An example is the Snake pit reclamation, where acidic mine waste has been permanently isolated from precipitation inflow. The waste rock was amended with lime and backfilled into the former Snake pit. The backfill was covered with successive layers of organic material and lime-amended soil, and a shallow pond with a downstream spillway was placed over these layers (Rowe and Turner, 2005). It was observed during the March 2007 site visit that at least one of the Haile property reclamation ponds has become a highly viable fish habitat.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Haile property and its surroundings lie within the Piedmont physiographic province of the southeastern United States. This province trends from southwest to northeast, and is bounded by the Coastal Plain to the east and the southern Appalachian Mountains to the west. The southeastern Piedmont is characterized by gentle topography and rolling hills, dense networks of stream drainages, and red-brown saprolite soils.

The elevation of the property ranges approximately from 400 feet to 550 feet above mean sea level. The topography is the result of dissection by the perennial, southwest-flowing Haile Gold Mine Creek and by its intermittent, southeast and northwest-flowing tributaries. The ground slopes within the drainages are gentle to moderate (approximately 9% to 13%), and the upland slopes above the drainages are gentle to nearly flat (1% and less). Haile Gold Mine Creek enters the southeast-flowing Little Lynches River at a point approximately 1 mile southwest from the mine site. The property is heavily wooded with both pine and hardwood forests. Pine timber harvesting occurs frequently in and around the property area as each harvestable tract matures.

The South Carolina Piedmont has a humid subtropical climate. Summers are hot and humid with daytime temperatures averaging between 86°F and 92°F. Winters are mild and wet, but overnight temperatures can be below freezing. Average annual precipitation approaches 50 inches with an annual evaporation of only 30 inches. Precipitation is abundant throughout the year and March is the wettest month. Snowfall is less than 6 inches per year. South Carolina taken at large averages, approximately 50 days of thunderstorm activity per year and averages 14 tornadoes annually.

Access to the Haile property is by taking South Carolina Route 601 northeast from Kershaw for approximately 2 miles, then proceeding approximately 0.5 miles east on Haile Gold Mine Road (paved) to the Haile Mine entrance. The entrance is on the north side of the road. A network of maintained, unpaved dirt roads provides access to the property, and is used regularly by Kinross reclamation personnel.

6.0 HISTORY

In 1827, gold in the Haile vicinity was discovered by Colonel Benjamin Haile, Jr., reportedly while looking for gravel in a creek flowing through his property; gold occurrences in streams subsequently were traced to what is now the Haile Mine site. Placer gold was extracted during the early mine stages, and by 1829 lode gold from Haile reached the U.S. Mint in Philadelphia. In 1838, a five-stamp crushing mill was built at the site. Gold production and pyrite-sulfur for gun powder production continued up into the Civil War, but toward the war's end the mine machinery was destroyed by Union troops under General Sherman. In approximately 1880, a 20-stamp mill was constructed, and shortly after 1889, the extraction of gold from sulfide ores was made possible using a barrel chlorination process; this process became well known in the mining industry of the time (Culvern, 2006).

In 1908, the Haile operation was closed after a fatal boiler explosion, and in 1913 a cyanide plant was constructed in an unsuccessful attempt to extract gold from "tailings" from earlier mining. Pyrite was mined at Haile from 1914 to 1918 and was used to produce sulfuric acid.

From mid-1937 up to 1942, there was large-scale gold production from the mine, and operations included a cyanide extraction process. The operation included relatively low-grade ores and the production rate was as high as 350 tons per day. Nearly every 2 weeks, the mine shipped a 65-pound brick to the Philadelphia mint. The brick was approximately 60% gold, 20% silver, and 20% impurities, and was valued at $17,000 during that period (Culvern, 2006). The Haile Mine was closed in 1942 by a presidential order mandating the closure of certain non-essential industries during wartime. By this time, the Haile Mine had produced as much as $6.6 million worth of gold (in 1942 dollars).

From 1951 through the present (2007), the Mineralite Mining Corporation (Kershaw, South Carolina) has mined Mineralite® from open pits near the historic Haile Mine pits. This industrial product is a mixture of sericite, kaolinite, quartz, and feldspar and is used in manufacturing insulators and paint base.

In 1966, there was a revival of interest in the Haile gold deposits, beginning with the investigations of geologist Earl M. Jones, who later was to become president of Piedmont Mining Company (PMC) (Culvern, 2006).

Between 1973 and 1977, Cyprus Exploration Company carried out an extensive exploration program and calculated the Haile resources at 186,000 ounces of gold with ore having an average grade at 0.062 ounces per ton (opt). During the late 1980s, Westmont/Nicor drilled out a small, low-grade resource on the property.

Between 1981 and 1985 Piedmont Land and Exploration Company (later Piedmont Mining Company, Inc.) explored the historic Haile Mine and surrounding property. PMC mined the Haile deposits from 1985 to 1992, producing 85,000 ounces of gold from an open pit heap leach operation.

In 1991 and 1992, Amax Gold, Inc. (AGI) performed an extensive exploration program on the Haile property under an exploration option with PMC. In 1992, AGI and PMC formed Haile Mining Company (HMC) as a joint venture and from 1992 to 1994; HMC completed a program of exploration/development drilling, property evaluation, mineral resource estimation, and technical report preparation (Wells and Wolverson, 1993). At the end of the AGI/HMC program (1994), the gold reserve was stated by HMC as 780,000 ounces of gold – 8,736,000 tons with average grade of 0.089 opt. Because of unfavorable economic conditions at the time, AGI did not proceed with mining, but began a reclamation program to mitigate acid rock drainage (ARD) conditions at the site.

Kinross Gold Corp. acquired AGI in 1998, assumed AGI's portion of the HMC joint venture, and later purchased PMC's interest. Because Haile was a low priority compared to larger and more profitable prospects, Kinross decided not to reopen the mine but did continue the reclamation effort. The reclamation has proceeded through the present (2007) and has been highly successful.

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The Carolina Slate Belt (the Slate Belt) is the geologic setting for the Haile Gold Mine property, and also for the Brewer gold mine to the northeast and Ridgeway gold mine to the southwest. The Slate Belt and the adjacent (to the west) Charlotte and Kings Mountain Belts make up the Carolina terrane, an exotic terrane accreted to North America during the tectonic plate collision that occurred from Late Precambrian through Early Cambrian time.

Figure 7.1 is a regional geologic map taken from Feiss and others (1993), and shows the locations of the Slate Belt and the Haile and Ridgeway gold mines. Within the Slate Belt, the gold deposit host rocks consist of a lower metavolcaniclastic sequence and an upper metasedimentary sequence, within a subduction-related volcanic arc that was active during the period of plate collision. In the Piedmont of north-central South Carolina the Persimmon Fork Formation is the metavolcanic sequence and the Richtex and Asbill Pond Formations make up the metasedimentary sequence (Feiss and others, 1993). The volcanic arc magmatism was accompanied by deformation and regional, low-grade metamorphism. Later, the Slate Belt rocks were folded and faulted by the Alleghanian orogeny, and the regional tectonic grain (strike of outcrops and trend of fold axes) is northeast (Dennis, 1995). Subsequent geologic history in the Piedmont included dike intrusion during Paleozoic and Triassic time, development of a thick lateritic saprolites on the near-surface Slate Belt rocks, submersion of the region along with deposition of Coastal Plain sediments during Cretaceous time, and subsequent uplift and erosion.


80°E
Carolina terrane
VA
NC
0 40 km
INNER PIEDMONT TERRANE
CHARLOTTE & KINGS MOUNTAIN BELTS
ROANOKE RAPIDS TERRANE
SPRING HOPE TERRANE
CHARLESTON TERRANE
GH
C
B
H
R
BH
NC
SC
SC
GA
Upper Sedimentary sequence
Felsic pyroclastic sequence & Lincolnton metadacite
566 Ma
(1)
Asbill Pond-Richtex fms.
520 Ma
Persimmon Fork Fm.
(2)
540 Ma
Albemarle Gp.
Uwharrie Fm.
586 Ma
Virgilina Gp.
(3)

Carolina volcanic state belt is part of the Carolina terrane lying between Charlotte and Kings Mountain belts on northwest and Charleston-Spring Hope, and Roanoke Rapids terranes on southeast (Horton et al., 1989). Pattern represents areas in slate belt underlain by metavolcanic- and metavolcaniclastic-dominated units; areas of metasedimentary rocks are unpatterned (Triassic rift basins not shown). Generalized slat belt stratigraphic columns, (1) eastern Georgia (after Whitney et al., 1978), (2) central South Carolina, and (3) central North Carolina (after Butler and Secor, 1991), are not to scale. Producing gold mines in South Carolina and major mineral districts mentioned in text: BH – Barite Hill mine and Lincolnton-McCormick district, R – Ridgeway mine, H – Haile mine, B – Brewer mine, GH – Gold Hill district, C – Cid district; NC = North Carolina, SC = South Carolina, VA = Virginia, GA = Georgia.

Figure 7.1. Regional geology of the Carolina Slate Belt

7.2 HAILE PROPERTY GEOLOGY

On the Haile property the Persimmon Fork and Richtex Formations generally strike east-west and dip moderately north. The Persimmon Fork Formation in the property area is known to be complexly faulted and sheared, and the entire assemblage is crosscut by northwest-trending, Triassic diabase dikes. Saprolite of variable thickness has developed on the bedrock, and the bedrock and saprolite are overlain by Coastal Plain sediments.

Figure 7.2 is a schematic geologic map of the Haile property, with locations of the six gold deposits (shown as pit outlines). The map was based upon a classification system of eight lithologic units used by HMC geologists for logging diamond drill core and reverse circulation cuttings (and subsequently used by HMC in its grade zone block model).


EXPLANATION
PROPERTY GEOLOGY
Lancaster County, South Carolina
Figure 4.3

Figure 7.2. Schematic geologic map of Haile Property

The following are the lithologic units summarized from Wolverson (1994):

Laminated Unit – Primary host rock for mineralized zones, considered to be part of the lower portion of the Persimmon Fork Formation. Defined by thin alternating rhythmic bands of silt, clay, and sand, slightly metamorphosed into a finely banded phyllitic metasiltstone with a "poker chip" appearance. The unit often contains strong metamorphic cleavage; is colored light gray, green, tan, and pink. Laminae and bedding are often disrupted by soft-sediment deformation, folding, and shearing. Intense shearing has modified this regional metasiltstone into quartz-sericite schist in very localized areas. The specific mineral composition is quartz, sericite (up to 50%), pyrite (less than 10%), and chlorite, with lesser amounts of pyrrhotite and calcite formed during metamorphism and hydrothermal alteration. The unit contains some scattered lenses of turbidites that host clasts of siltstone and volcanic rock.

The Volcaniclastic Unit represents the main portion of the Persimmon Fork Formation, and includes metavolcanic rocks that are latitic to andesitic in composition; tuffaceous, epiclastic, or porphyritic in texture; and buff, gray, white, or green in color. Feldspar, quartz, biotite, and chlorite are the dominant mineralogy. Fine to coarse pyroclastic and epiclastic material is an important constituent of this unit. The unit has a local red or green marker bed, laminated, metamorphosed mudstone called the "Red Bed". There are three volcaniclastic subunits.

Volcaniclastic Tuff Breccia – Coarse grained, poorly sorted, massive, light colored, with weak cleavage. Thirty percent subangular to subrounded lithic clasts in a fine-grained matrix.

Volcaniclastic Arenitic Tuff – Dominated by fine to medium-grained quartz, moderately sorted, massive to weakly layered, light colored, with weak cleavage. Some intervals described as arenitic tuff actually are mylonite, which is dominated by sericite grains and has formed in shear zones.

Feldspar Porphyry – Fine to medium grained, massive, dense, unfoliated, crystal-rich ash-flow tuff.

Characterized by white feldspar phenocrysts in a medium gray, fine-grained, hard, calcareous, vitreous cyrptocrystalline matrix. The matrix may have been glassy or welded before it was modified by metamorphism.

Mudstone – Green to red, medium bedded, weakly metamorphosed, very fine-grained claystone to mudstone. It represents the Richtex Formation south of the main district shear zone, south of the mineralized deposits. The unit contains primary medium to coarse pyrite crystals and calcite nodules along bedding. Mild metamorphic effects produced chlorite, giving the rock a characteristic dark green color. The localized "Red Bed" subunit found within the Persimmon Fork Formation appears very similar to these Richtex Formation mudstones.

Paleozoic Undifferentiated Dikes – These dikes intrude the above units. Medium to fine grained, with spheroidal or mottled texture and strong alteration, and gray, buff, tan, and green in color. Below oxidized zone, dikes are altered to clay, chlorite, and carbonate.

Triassic Diabase Dikes – Diabase is medium to fine grained, dense, gabbroic, black to brown, magnetic, and can have talc vein fillings. Dikes can have narrow chilled margins with intruded rock, but there is local contact metamorphism in the intruded rock. Triassic diabase dikes can be associated with earlier, Paleozoic dikes in the same structural zones.

Saprolite – Thick, structureless, dense, unconsolidated, kaolin-rich, red-brown to white residuum from weathering of Carolina Slate Belt rocks. Saprolite development is thickest in near-surface occurrences of feldspar porphyry.

Coastal Plain Sand – Cretaceous Middendorf Formation, thickness up to 75 feet on Haile property, thinning to the west. Upper layer is clean, tan, quartz sand; middle layer is white to red sand with some clay; and lower later is oxide-cemented coarse gravel and sand. The contact of Coastal Plain sand with saprolite is marked by a layer of red-brown ferricrete; the ferricrete contains quartz vein fragments and is several inches to 2 ft in thickness.

7.3 HAILE PROPERTY STRUCTURE

The rock units of the Haile property strike east-west and dip moderately to steeply north. A major east- to northeast-trending shear zone (the Gethsemane Shear) extends across the property. Two series of faults, one trending east-northeast and one trending north-south, offset the lithologic units and the mineralized zones. Some east-northeast faults have both normal and strike-slip displacements. East-northeast faults were possible conduits for gold-bearing hydrothermal fluids, while the north-south faults occurred after mineralization. Some small-scale folding occurs on the property, but shearing and faulting appear to be the dominant structural features. Most of the postulated classic compressional folding in the bedrock units originated with continued overthrust and strike slip shearing that truncated those folds during the Alleghany Orogeny (Hayward, 1992). The contact between the Persimmon Fork and the Richtex Formation is defined as the regional Gethsemane Shear zone along the southern margin of the property.

8.0 DEPOSIT TYPES

The geology and gold deposits of the Haile mine and the Ridgeway mine are similar. The Ridgeway mine (now closed) is approximately 50 miles southwest of Haile and, like Haile, is situated along the contact between the Persimmon Fork and Richtex Formations in the Carolina Slate Belt. Gillon and others (1998) presented results of an extensive investigation of the geology and ore genesis at Ridgeway. As at Haile, gold mineralization at Ridgeway was associated with a transition in lithologies occurring within an intra-arc volcanic basin of late-Precambrian and Cambrian age. Pyroclastic felsic volcanism of the Persimmon Fork Formation was succeeded by submarine mafic volcanism and by turbidite clastic and submarine sedimentation of the Richtex Formation.

Prior to presenting a new model for Ridgeway, Gillon, and others (1998) summarized the past hypotheses for the origin of Ridgeway and Haile-type gold deposits, recognizing that the subject had long been debated.

The first was a syngenetic-exhalative model, in which gold was deposited in siliceous sinters near hot springs or fumaroles in proximity to vents of felsic volcanism. Gold deposits as seen in cross section would be asymmetric, having a sericitic alteration zone, and with gold mineralization deformed into a metamorphic cleavage.

The second was an epigenetic-synmetamorphic model, in which gold deposits formed in structurally extending portions of regional shear zones. This concept called upon intense pressure solution and transposition to either remobilize syngenetic gold (e.g., preexisting gold deposited by a hot springs exhalative process or incorporated by regional intrusive activity) or to provide all of the gold mineralization. Mineralized zones would be oriented along the fabric of deformation and associated metamorphism.

Gillon and others consider that Ridgeway consists of syngenetic-exhalative mineralization followed by a syntectonic-epithermal overprint. As in the syngenetic-exhalative model, the extension of a volcanic basin caused faulting, hydrothermal activity, sedimentation, and the resulting formation of gold deposits. The basin subsequently closed, complexly deforming and metamorphosing the rocks, and imprinting them with a slaty cleavage. During the deformation there was a subsequent event of hydrothermal mineralization, possibly driven by the introduction of magmatic fluids. This event transposed some of the previously emplaced gold mineralization and thus locally enhanced the grade of the deposit. Subsequent faulting offset the rock units and mineralized zones.

HMC (Wolverson, 1994) proposed a structural origin for gold mineralization at the Haile property. Regional south-directed overthrusting, accompanied by shearing of asymmteric folds, induced strain in the local rock units. The strain was accompanied by metamorphism and by introduction of gold-bearing hydrothermal fluids. Fluid flow often was restricted by volcaniclastic units or assisted by laminated units, and changes in the flow regime thus were localized at contacts between volcaniclastic and laminated units. Where the contacts were truncated by shearing or interrupted by folding, concentrations or "trap" locations were formed for ore fluids, allowing ore deposit development within confined locations. These structural and lithologic relationships exist in the Haile deposit, where known mineralized zones occur at major lithologic and structural conjunctions. The above primary mineralization episode was followed by continued metamorphism, reactivation of shear, and probable remobilization of gold. Some faults later were reactivated, displacing rock units and mineralized zones. HMC's model somewhat resembles the epigenetic-synmetamorphic model summarized above. Romarco Senior Geologist T. Kilbey, opines, based upon his participation in the AGI/HMC drilling and evaluation program of 1991-1994, that Haile mineralization is structurally controlled, and that the shear zone (Section 7 and Figure 7.2) plays an

important role in forming and concentrating the gold deposits. Further exploration based upon Mr. Kilbey's model was successful in discovering the yet undeveloped Ledbetter deposit.

9.0 MINERALIZATION

9.1 CHARACTERISTICS OF MINERALIZATION

The northeast-trending shear zone introduced in Section 7 and shown on Figure 7.2 has weak to intense cleavage, has (speculated) strike-slip and reverse displacements accompanied by brecciation and mylonitization, and exhibits scattered schistose texture and some folding. As interpreted by HMC geologists (Wolverson, 1994), the gold-mineralized zones on the Haile property are moderately to steeply-dipping bodies within an east-northeast-trending flexure zone adjacent to the shear zone. The flexure zone is approximately 1,500-feet wide (northwest to southeast) and 1.5-miles long (southwest to northeast). It is hydrothermally altered and mineralized, and rock units within the flexure (especially the laminated unit) display metamorphic cleavage. Gold deposits are confined to a stratigraphic contact zone of laminated metasiltstones of the lower Persimmon Fork Formation with overlying, massive and granular, less foliated, Persimmon Fork volcaniclastics of the main part of the formation.

Wolverson (1994) listed the following features of gold-mineralized zones at the Haile property. The zones are within the metasiltstone laminated unit, are within or adjacent to shear zones, are at or near the structurally disrupted contact of the laminated unit with the structurally(?) overlying volcaniclastic unit, are between or adjacent to one of the two primary strike-slip and/or overthrust faults on the property, have associated quartz-pyrite-molybdenite, and display brecciation/mylonitization.

Alteration at the Haile property is mainly associated with the shear zone described above. The central core of alteration in the shear zone is that of quartz-pyrite-sericite, and grades outward through quartz-sericite-pyrite into sericite-chlorite-carbonate with a lower halo of quartz-carbonate-sericite-pyrrhotite. Within the mineralized zones quartz is dominant (greater than 80 percent), pyrite is subordinate (generally up to 10 percent), and sericite is variable, occurring in fractures and disseminated with quartz. Moving outward from the center of a mineralized zone, quartz and pyrite decrease and sericite increases. At least four stages of both silicification and pyritization have occurred in the mineralized zones. Hydrothermal alteration related to mineralization can be difficult to distinguish from certain metamorphic effects (Wolverson, 1994).

Electrum, pyrite, and molybdenite are the principal ore minerals in the mineralized zones, and are found in a gangue of quartz and sericite with lesser amounts of calcite and pyrrhotite. Primary locations for electrum are within quartz, on grain boundaries of quartz and pyrite, and enclosed in growth bands of pyrite grains. Molybdenite mostly occurs as fracture coatings in highly sheared central portions of mineralized zones. Pyrite occurs as coarse crystals distant from mineralized zones; as massive beds within and near the zones; as hydrothermal and metamorphic veinlets, stringers, and blobs; and also can be finely disseminated (framboidal) within silicified mineralized zones (Wolverson, 1994).

9.2 GEOLOGY, SHAPE, DEPTH, AND CONTINUITY OF DEPOSITS

HMC's digitized north-south cross sections and their TechBase north-south and east-west cross sections were reviewed together with DMBW's single cross section of the Chase Hill deposit. Continuity was observed to be better in the dip direction (northwest) than in the strike direction (northeast).

9.2.1 Snake

Snake is the largest of the deposits, with a resource estimated at 333,500 ounces of gold by the modified geological method and 311,317 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the (design pit for resource estimates shown in Figure 7.2, is at South Carolina state plane coordinates 575660 N and 2141500 E. Figures 9.1 and 9.2 are HMC digitized north-south

cross sections close to the center of the design pit. These sections are 350-ft apart and located on either side of a major north-south fault displacing the deposit. The laminated unit is the host rock for the mineralized zones, which are steeply dipping and offset by numerous faults (Wolverson, 1994). The laminated unit is bounded on the north and south by the volcaniclastic unit, and inside the pit boundary there are two lenses of the volcaniclastic unit within the laminated unit. The mineralized zones are offset by high-angle reverse faulting. The overall length (north-south dimension) of the Snake deposit is approximately 1,500 feet.

Inside the pit boundary in both cross sections, the main portion of the Snake deposit is a lenticular body that divides up-dip and southward. Note that mineralized zones, as indicated by HMC on the cross sections, are defined by a grade cutoff of 0.025 opt (ounces per ton). In Figure 9.1 there are two smaller mineralized zone lenses south of the main portion. The dip of the deposit is approximately 60 degrees north. Below the pit floor in Figure 9.1 there is a short, thin extension of the main portion of the deposit, to approximately 150 feet down-dip from the pit floor. Also below the pit floor there are two long mineralized zone lenses apparently offset by faulting, and two smaller lenses lying below these. In Figure 9.2, a substantial part of the deposit main portion lies below the pit floor, and there are three small mineralized zone lenses lying below this extension. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 80 feet to 940 feet. Cross-sectional thickness and width of the deposit main portion (above the pit floor) are approximately 100 feet x 500 feet. The average drill hole spacing in Figure 9.2 (including drill holes apparently projected to the section), within the deposit limits, is approximately 70 feet.

HMC's Techbase north-south cross sections of Snake were reviewed to evaluate deposit continuity. These are spaced at 100 feet and cover an east-west distance of 1,500 feet across the deposit. Moving along strike through the sections from west to east: from cross sections 2140900 E through 2141200 E continuity is apparently good to fair; from 2141300 E through 2141800E the continuity of the overall deposit outline is good to fair, but there is pronounced branching and division of mineralized zones within this outline; at 2141900 E there is a sharp reduction in number and size of mineralized zones; and the zones become small, few, and scattered from 2142000 E through 2142400 E.


EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Volcaniclastic Arenite Tuff
Quartz Vein
Fault Zone
801 Pit
HAILE MINING COMPANY, INC.
SECTION 2141300 EAST
LOOKING EAST
SNAKE DEPOSIT AREA
Lancaster County, South Carolina

Figure 9.1. Snake Deposit – North-South Cross Section, Western Portion


EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Volcaniclastic Arenite Tuff
Fault Zone
801 Pit
≥ 0.025 opt Au
HAILE MINING COMPANY, INC
SECTION 2141650 EAST
LOOKING EAST
SNAKE DEPOSIT AREA
Lancaster County, South Carolina
Figure 4.8
575000N
575500N
576000N

Figure 9.2. Snake Deposit – North-South Cross Section, Eastern Portion

9.2.2 Mill

Mill is the second largest of the deposits, with a resource estimated by HMC at 216,500 ounces of gold by the modified geological method and 200,430 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 574490 N and 2136910 E. Figure 9.3 is an HMC digitized north-south cross section close to the center of the design pit. Most of the mineralized zones are within the laminated unit, and the largest mineralized zone is thick, stratabound, and moderately dipping (Wolverson, 1994). The laminated unit is bounded above and below by volcaniclastic units and to the northeast by a diabase dike. The lower volcanisclastic unit contains three small mineralized zones. The laminated unit and mineralized zones are offset by two high-angle normal faults. The overall length of the Mill deposit is approximately 1,200 feet.

Inside the pit boundary the deposit consists of one large, apparently tabular mineralized zone offset by a fault in its northern end. The dip of this zone and other zones on the cross section is approximately 30 degrees north. The down-dip and northward portion of the large zone extends 240 feet below the pit floor. Also below the pit floor are one medium-sized mineralized zone and four small zones. The medium zone (north side) impinges on the pit floor and extends 210 feet below the floor; the four small zones lie from 60 feet to 160 feet below the floor. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, is approximately 500 feet on both the north and south ends of the deposit. The cross-sectional thickness and width dimensions of the large zone within the pit are 110 feet x 400 feet, and its extension below the pit floor is 40 feet x 200 feet. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 80 feet.

HMC's Techbase north-south cross sections of Mill were reviewed to evaluate deposit continuity. These cover an east-west distance of 800 feet across the deposit and are spaced at 100 feet. Moving along strike through the sections from west to east: from cross sections 2136400 E through 2136700 E there is good continuity of the faulted mineralized zones; an additional, large mineralized zone appears in 2136800 E and has good continuity through 2137100 E; at 2137200 E this large zone begins to change to sets of apparently continuous, smaller zones separated by dikes; and by 2137600 E the zones decrease in size and are confined to the south side of the cross section.


EXPLANATION
HAILE MINING COMPANY, INC.
SECTION 2136900 EAST
LOOKING EAST
MILL DEPOSIT AREA
Lancaster County, South Carolina
Figure 4.6

Figure 9.3. Mill Deposit – North-South Cross Section, Center of Deposit

9.2.3 Haile

Haile is the third largest of the deposits, with a resource estimated by HMC at 109,000 ounces of gold by the modified geological method and 126,596 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 574200 N and 2138000 E. Figure 9.4 is an HMC digitized north-south cross section close to the center of the design pit. The laminated unit is the host rock for the multiple, steeply dipping mineralized zones. On the north the laminated unit is bounded by the volcaniclastic unit, and on the south the laminated unit is bounded by the volcaniclastic unit and the underlying felsic porphyry. In this cross section the Haile deposit is not offset by faulting. The overall length of the Haile deposit is approximately 1,000 feet.

Inside the pit boundary, and within a north-south distance of approximately 450 feet, there are eight mineralized zones. The mineralized zone shapes are tabular to lenticular. Their dips range approximately from 80 degrees north (south-central portion of pit) to 40 degrees north (north-central portion). Seven of the zones extend a distance of less than 140 feet down-dip below the pit floor, and the largest zone extends 280 feet below the floor. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 180 feet on the south to 380 feet on the north. Taken from north to south, the cross-sectional thickness and width dimensions of the zones (for the portions above the pit floor) are approximately 10 feet x 160 feet, 35 feet x 160 feet, 60 feet x 90 feet, 15 feet x 90 feet, 20 feet x 130 feet, 50 feet x 160 feet, 90 feet x 160 feet, and 15 feet x 90 feet. The intervals between zones range approximately from 15 feet to 40 feet in thickness. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 25 feet.

HMC's Techbase cross sections of the Haile were reviewed deposit to evaluate deposit continuity. Per Romarco's Senior Geologist (a participant in the 1991-1994 AGI/HMC drilling and evaluation program), most of the TechBase north-south cross sections are missing, and Behre Dolbear could find hard copies of only two showing mineralized zones; there is only one electronic file of a north-south cross section showing mineralized zones. Behre Dolbear, however, was able to find and review a set of Techbase east-west cross sections showing mineralized zones. These cover a north-south distance of 700 feet across the deposit and are spaced at 100 feet. Moving down-dip through the sections from south to north: at cross section 574100 N the deposit has fair continuity in the north-south direction; breaks into four to six lenticular segments in 574200 N and 574300 N; coalesces in 574400 N to form one large and three medium-sized zones; breaks up into six to ten small to medium, widely-spaced zones in 574500 N and 574600 N; becomes five zones in 574700 N; and pinches out by 574800 N.


HAILE MINING COMPANY, INC.
SECTION 2137950 EAST
LOOKING EAST
HAILE DEPOSIT AREA
Lancaster County, South Carolina
Figure 4.9
573500N
574000N
574500N
575000N
EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Diabase Dike
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Quartz Vein
Fault Zone
801 Pit
≥0.025 opt Au

Figure 9.4. Haile Deposit – North-South Cross Section, Center of Deposit

9.2.4 Red Hill

Red Hill is the fourth largest of the deposits, with a resource estimated at 72,800 ounces of gold by HMC using the modified geological method and 93,268 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 574330 N and 2139400 E. Figure 9.5 is an HMC digitized north-south cross section close to the center of the western portion of the design pit. The Red Hill deposit consists of narrow, shallow, steeply dipping mineralized zones (Wolverson, 1994). The laminated unit is the host rock for most of the zones shown in the cross section, but inside the pit boundary a lens of volcaniclastic unit also hosts a mineralized zone. Most of the cross section consists of the laminated unit. There is a layer of felsic porphyry located below the pit floor, and there are three volcaniclastic unit occurrences: one inside the pit, one south of the pit, and one deep below the pit. There are two high-angle reverse faults, but neither significantly offsets the mineralized zones. The overall length of the Red Hill deposit is approximately 1,700 feet.

In the center of the pit there is an upper mineralized zone and a lower zone; both are thick and are separated by a 10 foot interval. The upper part of a small mineralized zone is included in the south part of the pit. The zones are tabular to lenticular in shape, and the dip is approximately 30 degrees north. Most of the lower mineralized zone extends down-dip and northward below the pit floor, and two small to medium-sized zones also occur below the pit. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 220 feet on the south to 450 feet on the north. Inside the pit boundary, the thickness and width dimensions of the upper large mineralized zone are 60 feet x 70 feet, thinning abruptly southward to 15 feet x 110 feet. The portion of the lower large zone included by the pit is 70 feet x 160 feet, and the included portion of the small zone is 10 feet x 100 feet. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 90 feet.

HMC's Techbase north-south cross sections of Red Hill were reviewed to evaluate deposit continuity. These cover an east-west distance of 1,700 feet across the deposit and are spaced at 100 feet. Moving along strike through the sections from west to east: from cross sections 2138500 E to 2138800 E the mineralized zones show good continuity; from 2138900 E to 2139500 E the zones decrease in size and become more segmented and dispersed, but the overall outline of the deposit is continuous; from 2139600 E to 2139800 E there is a significant change to a single and continuous zone; and from 2139900 E to 2140200 E there is another significant change to two small mineralized zones with a large vertical separation.



EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Quartz Vein
Fault Zone
801 Pit
≥0.025 opt Au
HAILE MINING COMPANY, INC.
SECTION 2139100 EAST
LOOKING EAST
RED HILL DEPOSIT AREA
Lancaster County, South Carolina
Figure 4.10
574000N
574500N
575000N

Figure 9.5. Red Hill Deposit – North-South Cross Section, Center of Deposit

9.2.5 Ledbetter

Ledbetter is the fifth largest of the deposits, with a resource estimated at 31,200 ounces of gold by HMC using the modified geological method and 27,154 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 575610 N and 2139700 E. Figure 9.6 is a DMBW north-south cross section close to the center of the design pit. The laminated unit is the host rock for the multiple, steeply dipping mineralized zones (Wolverson, 1994). The overall length of the Ledbetter deposit is approximately 650 feet. Per Romarco's Senior Geologist (who participated in HMC's 1991-1994 drilling and evaluation program), the deposit continues to display current drill proportions to the west, down to the northwest, and down to the north.

In the center of the pit there is large mineralized zone, separated by a shear zone from two smaller mineralized zones located in the south portion of the pit. The zones are tabular to lenticular in shape, and the dip of the large zone is approximately 60 degrees north. Most of the large mineralized zone extends down-dip and northward below the pit floor. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 140 feet on the south to 480 feet on the north. Below the pit floor the large zone divides down-dip and northward; the upper portion below the pit is 50 feet x 250 feet and the lower portion is 20 feet x 250 feet. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 130 feet, but the limits of the current deposit are not enclosed by condemnation drilling.

HMC's Techbase north-south cross sections of Ledbetter reviewed to evaluate deposit continuity. These cover an east-west distance of 650 feet across the deposit and most are spaced at 100 feet. Moving along strike through the sections from west to east: from cross sections 2139350 E to 2139800 E, the large mineralized zone show good continuity, although in 2139800 E there is some vertical segmentation; there is an abrupt change in 2139900 E and 2140000 E, where the deposit is reduced to three small zones.


Eastward View
576,000 N
575,500 N
SURFACE
DESIGNED PIT
Elevation in feet [ASL]
400
200
0
0
100
500 feet
AGI block model ≥50% ore
AGI block model ≥25<50% ore
DMBW proven
DMBW probable
DMBW possible
Figure 6
DMBW, Inc.
Ledbetter Zone
Ore Reserve Comparison
Section 2,139,700 E
Haile Gold Mine
Lancaster Co., South Carolina
April 1994

Figure 9.6. Ledbetter Deposit – North-South Cross Section, Center of Deposit

9.2.6 Chase Hill

Chase Hill is the smallest of the deposits, with a resource estimated by HMC at 19,100 ounces of gold by the modified geological method and 21,252 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 575770 N and 2138000 E. Figure 9.7 is DMBW's (1994) north-south cross section close to the center of the design pit. The laminated unit is the host rock for the mineralized zones. The overall length of the Red Hill deposit is approximately 800 feet.

In the center of the pit, there is one medium-sized mineralized zone and also three small zones. The zones are tabular to lenticular in shape, and the dip of the large zone is approximately 55 degrees north. Beneath the central pit floor there is an additional small zone extending down-dip and northward. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 90 feet on the south to 260 feet on the north.



Eastward View
576,000 N
575,500 N
600
400
200
0
Elevation in feet (ASL)
SURFACE
DESIGNED PIT
0
100
500 feet
AGI block model >50% ore
AGI block model >25<50% ore
DMBW proven
DMBW probable
DMBW possible

Figure 9.7. Chase Hill Deposit – North-South Cross Section, Center of Deposit

10.0 EXPLORATION

Modern exploration, development, and mining activity on the Haile property began during the 1970s. Between 1973 and 1977, Cyprus Exploration Company carried out an extensive exploration program, consisting of surface geophysical surveys, trenching, geologic mapping, auger drilling, core drilling, air-track drilling, and metallurgical testing. Cyprus calculated the Haile resources at 186,000 ounces of gold with an average ore grade at 0.062 opt.

During the late 1980s, Westmont/Nicor drilled out a small, low-grade resource on the property.

Between 1981 and 1985, Piedmont Land and Exploration Company (later Piedmont Mining Company, Inc. – PMC) explored the historic Haile mine and surrounding property with various drilling methods (including core and reverse circulation), surface geophysics, soil sampling, trenching, and rock-chip sampling. Piedmont's total drilling footage was 228,500 feet, much of which was for mine development. Piedmont mined the Haile property deposits from 1985 to 1992, producing 85,000 ounces of gold.

In 1991 and 1992, Amax Gold, Inc. (AGI) performed an extensive exploration program on the Haile property under an exploration option with PMC. In 1992, AGI and PMC formed the Haile Mining Company (HMC) as a joint venture, and from 1992 to 1994 HMC completed a program of exploration/development drilling, property evaluation, mineral resource estimation, and technical report preparation (Wells and Wolverson, 1993).

Kinross Gold Corp. acquired AGI in 1998, assumed AGI's portion of the HMC joint venture, and later purchased PMC's interest. Because of unfavorable economic conditions, Kinross decided to reclaim the PMC Haile operation. The reclamation has continued through the present (2007) and has been highly successful.

At the end of the successive AGI and HMC drilling, sampling, and evaluation programs of 1991 to 1994, Wolverson (1994) summarized the exploration program goals at Haile. Up until 1993, the goals were to discover new ore zones and to expand the known areas of mineralization. In 1993 it was recognized that the upside potential of the known deposits was insufficient to satisfy the requirements for a production decision on the property. Thus the exploration goals shifted to:

1. Discovering an additional shear zone, parallel to the existing, northeast-trending shear zone hosting the known deposits, and with a potential of doubling known resources.
2. Discovering additional deposits within the existing shear zone and between known deposits.

The first goal was not achieved, and at the end of the program the possibility of finding another shear zone was considered low. With respect to the second goal, the Ledbetter deposit was discovered. Also, the Snake deposit resources were expanded and the Mill deposit extended to the east.

Wolverson (1994) listed the following features used to explore for gold-mineralized zones on the Haile property: the zones are hosted by the laminated metasiltstone unit; are within or adjacent to the northeast-trending shear zone; are at or near the structurally disrupted contact of the laminated unit with the (structurally) overlying volcaniclastic unit; are between or adjacent to one of the two primary strike-slip and/or overthrust reverse faults on the property; have associated quartz-pyrite-molybdenum; and display brecciation/mylonitization.

Utilizing Mr. Thomas Kilbey's work at the Haile Gold Mine property from 1991 to 1995, Romarco believes that more resources and mineralization can be found within laminated metasiltstone rocks, both

on the Haile Gold Mine site and along the main district trend line. Critical to Romarco's plan is the observation that all the Haile deposits are east-west striking bodies of silicified laminated unit. The unit is cut along the northeast regional shear trend by a series of north-south post-mineral faults subdividing the mineralization into discrete bodies.

Before the dissection by north-south faults, the deposits were all integrated as one large system, similar to other shear-zone hosted gold deposits (e.g., Kirkland Lake and Hemlo areas of Ontario and the Golden Mile super pit near Kalgoorlie, Australia). This theory was put into practice to discover the Ledbetter deposit.

Therefore, Romarco's main exploration tool in the future will encompass searching for additional extensions or pieces of the dissected main body along the district shear zone trend, recognizing that the area is disrupted by north-south faults. This would include the area northeast of Snake and southwest of Mill.

Other lesser or subordinate exploration would focus around testing for the feeder-like features that have been interpreted as existing at the bottom of each of the Haile deposits. More subordinate exploration would focus on the probability or existence of another or a series of Champion-like breccia-pipe bodies in the metavolcaniclastics, well north of the main district shear zone.

More exploration or infilling of the existing deposits could be construed as continued exploration, but Romarco considers that process as part of a continuing resource management process.

11.0 DRILLING

11.1 DRILLING

Drilling and sampling programs on the Haile property were performed by Cyprus Exploration Company, Westmont/Nicor, Piedmont Mining Company, Inc. (PMC), Amax Gold, Inc. (AGI), and the Haile Mining Company (HMC) at various times from 1973 to 1994. The following are some summary statistics on the drilling programs at Haile (for additional details see Table 12.1 in Section 12).

A total of 334 core holes and a total of 1,542 reverse circulation holes were drilled. Of these, 197 of the core holes and 199 of the reverse circulation holes were produced by the 1991-1994 successive drilling programs of AGI and HMC.

The AGI/HMC core footage was 116,485 feet (70% of total core footage) and the reverse circulation footage drilled was 97,960 feet (34% of total reverse circulation footage). AGI/HMC geologists logged 84% of total core footage and 46% of total reverse circulation footage. Downhole directional surveys were conducted on 197 core holes and 43 reverse circulation holes.

Drill hole collar locations were surveyed by registered land surveyors, using traverses from fixed control stations, and collar locations were expressed in South Carolina state plane coordinates. The survey control stations were congruent with stations used in aerial photogrammetry for the generation of detailed site topographic maps (Wolverson, 1994).

Collar (surface) orientations of drill holes were estimated by compass and inclinometer. The downhole orientations of core holes were measured with downhole compass and inclinometer and recorded by a downhole camera. Some 36 of the 199 AGI/HMC reverse circulation holes plus seven pre-existing holes were downhole surveyed; (presumably) all of the AGI/HMC core holes plus 41 preexisting holes were downhole surveyed. In the downhole surveys results, strong downhole deviation from collar orientation was common for the vertical reverse circulation holes, while deviation was less pronounced in the south-plunging angle holes drilled roughly perpendicular to the westward-dipping cleavage and shear planes in the bedrock. Because the majority of reverse circulation holes were not downhole surveyed, HMC developed a procedure to assign empirically derived deviation values to these holes. The procedure was based on measured deviation data from reverse circulation holes in the Snake deposit, with the assumption that because measured reverse circulation holes showed consistent deviation trajectories, good estimates for unsurveyed holes would be possible. HMC concluded that the procedure allowed the empirical prediction of deviation for unsurveyed holes, because surveyed holes deviated in the same manner both in inclination and azimuth (Wolverson, 1994). In fact, azimuth deviations for surveyed holes all occurred within a 160° to 180° direction. HMC did find that reverse circulation holes deviated in inclination more rapidly down hole than did core holes. This difference is strictly due to the mechanical difference between high rotation-speed core drilling and high downward-pressure, percussion reverse circulation drilling.

According to Romarco's Senior Geologist (who participated in the 1991-1994 AGI/HMC drilling and evaluation program) the AGI/HMC drill hole directional survey coverage was concentrated within the projected pit boundaries inside each of the six deposits. Some 70 percent of the drill holes (including both core and reverse circulation) within the pit boundaries had directional surveys performed. Corrections for deviation were applied to the remaining 30 percent – the unsurveyed drill holes lying within the pit boundaries. These holes mainly were reverse circulation holes drilled prior to the AGI/HMC program.

For the AGI/HMC core drilling the core diameters were NQ and HQ. All drill core was photographed and logged in detail for lithology, mineralogy, alteration, structural features, core recovery, rock quality designation (RQD), sulfide occurrence, and carbonate occurrence. For the AGI/HMC reverse circulation drilling the samples were logged for lithology, mineralogy, alteration, sulfide occurrence, and calcite occurrence.

11.2 INTERPRETATION

In this section the discussion of the Haile property, geological and mineralized zone interpretations are summarized from three sources. Two of these are HMC's *Haile Project Status Report, Geology and Exploration* (Wolverson, 1994) and AGI's *Haile Project Status Report, Reserves and Mine Planning* (Barnes and Tyler, 1994). The third source is Behre Dolbear's March 26 and 27, 2007 meeting with Romarco Senior Geologist, Mr. Thomas R. Kilbey, at the Haile mine site office. Mr. Kilbey was one of the HMC geologists who participated in HMC's drilling program and resource estimation as summarized in Wolverson (1994). The meeting with Behre Dolbear included a review of various HMC materials such as lithologic logs, core photographs, assay reports, cross sections, and maps.

For each of the Mill, Haile, Red Hill, Ledbetter, and Snake deposits the HMC geologists used TechBase software to construct a series of north-south cross sections (local dip is to the north). A considerable number of level maps also were constructed for each deposit, and the levels were on 20-foot intervals. For at least the Haile deposit HMC also constructed a set of east-west cross sections (local strike is east-west). Each drill hole or drill hole section that was intersected by or projected to a cross section displayed the drill hole trace corrected for deviation, the geology from the lithologic log, the logged silicification level, the logged pyrite population, the presence of molybdenite, and the grade values as taken from laboratory analytical data. Geologic units were designated according to the units presented in Section 9. Grades were posted on the drill hole traces at 5-feet intervals and in milli-ounces per ton (milli-opt). The computer-generated cross sections were the basis for interpretations of geology, structure, and mineralized zones, the "graphical geological trace models" of Wolverson (1994).

On the TechBase cross sections, the geologic interpretation consisted of hand-drawing the extent and correlation of geologic units, the location of structural features (e.g., faults and shear zones), and the position and correlation of mineralized zones. Universally the geologic interpretation on north-south cross sections was cross-validated by comparison with the level plans on 20-foot intervals. Mineralized zone boundaries were based upon lithology, alteration characteristics, anomalous gold mineralization, and structural setting. The cross-sectional absolute limit of potential to host mineralization was indicated by HMC's "purple line." This line was employed as a mineralization limit in geostatistical block modeling (Wolverson, 1994). For all deposits except Chase Hill, the cross-sectional geologic interpretation was digitized in TechBase and later transferred to a MEDSystem software package for use in subsequent block modeling and pit design.

After the interpretation of geology, structure, and mineralized zones, the next step was the interpretation and drawing of grade zones on the north-south TechBase cross sections. Grade zones for the Mill, Haile, Red Hill, Ledbetter, and Snake deposits were defined as the resource volumes having gold grade above the chosen cutoff of 0.025 opt gold Wolverson (1994). The grade-zone extent, continuity, and shape were empirical interpretations by HMC geologists and were based upon drill hole grade values, geologic interpretations, and mineralized zone boundaries. Grade calculations for the grade zones were governed by eight rules (A through H) presented in Wolverson (1994). For example, Rule A is that grade zones include all zones greater or equal to 0.025 opt gold over a 20-foot thickness, and Rule B is that the block grade is defined as centered about a drill hole or group of drill holes, subject to conditions for assigning and weight-averaging the grade based upon drill hole spacing.

The final step in the assembly of grade zones was to assign confidence classes for regions within the zones. The measured, indicated, and inferred classes for confidence limits were empirically defined based on distances to drill hole data of 50 feet, 100 feet, and 200 feet, respectively. Thus, a grade zone interpreted to be continuous between or among drill holes would have been divided into regions (grade/confidence zones) with different confidence classes, depending upon the distance of each region to the nearest drill hole grade data. According to Wolverson (1994) the above limits for confidence classes were geologically realistic and might have been conservative, in the light of HMC's observations on the Mill, Haile, and Snake deposits. The resulting grade/confidence zones then were digitized from the hand-drawn versions as interpreted on the cross sections. All grade/confidence zones were assigned unique code identifiers, and the digitized zones were subsequently employed for the grade zone block model. In Section 17, "grade zone" will mean "grade/confidence zone," which is the usage in both Wolverson (1994) and Barnes and Tyler (1994) in their respective HMC status reports.

Behre Dolbear's review found that the drilling practices and hole surveying practices followed by HMC were consistent with mining industry standards. Per Romarco's Senior Geologist (who participated in HMC's 1991-1994 drilling and evaluation program), the drill hole deviations were found to predictable enough to minimize variation within the size of the 50 feet by 50 feet by 20 feet geostatistical block model. Thus, Romarco believes that the use of a correction factor for unsurveyed drill holes had little effect on HMC's calculation of resources. In addition, the alignment of drawn and logged geology on the plans and cross sections utilizing deviated holes was predictable and logical, so the impact of potential variance of hole deviation on the geologic grade model is also believed to have been minimal.

A review of the drilling practices and hole surveying practices followed by HMC indicates that these were consistent with mining industry standards. The use of a deviation factor to plot unsurveyed drill holes poses a modest risk to the resource estimation in the sense that while the estimated ounces and tons would most likely not be greatly affected. However, if the imputed deviation factor was not correct the ore blocks, when mined, may display location variation from the mine plan.

12.0 SAMPLING METHOD AND APPROACH

During HMC's 1991-1994 drilling and evaluation program, 197 core holes and 199 reverse circulation holes were drilled. Each 5-foot interval of NQ or HQ diameter drill core was bagged, assigned a unique sample number, and delivered to the sample preparation facility. The reverse circulation drilling samples also were collected on 5-foot intervals, using splits from either an adjustable Gibson splitter (above the water table) or a rotary wet splitter (below the water table).

The primary samples were prepared at a dedicated Bondar-Clegg facility in Kershaw, South Carolina (4 miles from Haile). Bondar Clegg's analytical laboratory facilities in Ottawa, Ontario and Vancouver, British Columbia performed the subsequent analyses. Analysis of all samples was by a fire assay/atomic absorption (AA) finish procedure; in cases where fire assay/AA samples had gold values greater then 3 parts per million (ppm), sample splits were reanalyzed by a fire assay/gravimetric finish procedure. Detailed flowcharts for the splitting, sample preparation, and analysis of primary and replicate samples from core samples and reverse circulation samples are presented in Wolverson (1994).

For calculation of tonnage factors, there were 353 dry bulk density (specific gravity) tests made using full-diameter NQ and HQ core fragments having lengths from 0.3 feet to 0.6 feet. Samples were chosen to appropriately represent the lithologies and alteration found at the property. The total sulfur content of 331 of the samples was determined after density testing. The density and sulfur data were used to model the distribution of tonnage factors during modeling of resources. McClelland Laboratory of Denver, Colorado performed the density testing.

The gold assay data (HMC and prior operators) is stored in a hard-copy archive at the Haile mine office, and gold assay values are included in the TechBase geologic cross sections. All gold assay and specific gravity data were maintained as electronic files and transferred to MEDSystem software for use in resource monitoring.

A review of the sampling methods used by HMC indicates that these were consistent with best industry practices.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

The various operators of the Haile property through February 1994, drilled 334 core holes and 1,542 reverse circulation holes. Table 13.1, excerpted from HMC's Table 4.10 of (Wolverson 1994), summarizes Haile drilling statistics. The total area that encompasses the six deposits (pits) is approximately 320 acres, but drilling was mainly concentrated within and around the actual deposits. As shown in Table 13.1, the proportion of fire assay data is relatively high, and according to Romarco's Senior Geologist (a participant in HMC's 1991-1994 drilling and evaluation program) these fire assays were more concentrated in the deposit areas. All of the Mill assay data and 90% of the relevant Snake data are derived from fire assays. HMC also reanalyzed, by fire assay, thousands of PMC reverse circulation sample splits, from those intervals where previous cyanide soluble results had shown value. The numbers in Table 13.1 imply that 67% of the total reverse circulation footage (from all operators) was fire-assayed by HMC.

TABLE 13.1
SUMMARY OF AGI/HMC 1991-1994 DRILLING PROGRAM
(EXCERPTED FROM WOLVERSON, 1994)

	Reverse Circulation Drilling	Core Drilling	Total
Total Number of Holes	1,542	334	1,876
Total Number of Sampled Intervals	49,133	29,978	79,111
Total Footage	287,330	165,930	453,260
Cyanide Soluble Assay Footage	151,104	32,060	183,164
Fire Assay Footage	193,762	142,062	335,824
Cyanide Soluble Plus Fire Assay Footage	76,738	22,491	99,229
AGI Lithologic Log Footage	131,806	139,083	270,889
Number of Holes With Downhole Directional Surveys	43	238	281
Number of Holes Drilled By AGI/HMC	199	197	396
AGI/HMC Drill Hole Footage	97,960	116,486	214,446

HMC applied several quality control procedures to track the precision (reproducibility) and accuracy (lack of bias) of analytical results, and these included submitting and monitoring the analytical results from control samples, blank samples, and replicate samples.

Control sample pulps (crushed-powder samples with known gold values) were used to monitor analytical results of primary samples against samples with known values, and were prepared at the rate of one per every 20 analytical samples. During HMC's drill sampling program, Bondar Clegg's control sample results were primarily within ±10% of known assay level. There were several assay breaks within the submitted control pulps, but when the value was more than 20% out of norm the submitted jobs were rerun. There was some improvement from 1991 to 1993 of general control pulp results. Also during that time, control pulps that were returning variable results from all labs nationwide were being removed from regular use as controls.

The purpose of blank samples was to monitor for the possibility of gold contamination during drill sample crushing, pulverization, crucible preparation, and analysis. Blank samples consisted of local granite and quartz gravel containing less than 0.005 ppm gold, and were inserted at every 100 foot (1 per 20 samples) of primary sample, and more frequently within suspected mineralized zones. During 1993 the blank sample results indicated detectable (<0.1 ppm) gold values within mineralized zones, a condition

apparently attributable to a minor contamination problem with the ring-and-puck pulverizer during sample preparation.

Replicate samples were used to monitor Bondar Clegg's results against those of a second laboratory. Replicate samples were prepared for every 20 primary samples and were analyzed by Monitor Geochemical laboratory in Elko, Nevada. Replicate samples of core consisted of crushed splits from the sample preparation facility. Splits for reverse circulation replicate samples were taken directly at the drill rig. Because of discrepancies observed between the primary and replicate reverse circulation values, HMC changed the procedure to sending splits of both the primary and replicate samples to both laboratories. Wolverson (1994) attributed the discrepancies to poor rig sampling techniques, because primary samples were from a low-flow stream from the sample cyclone whereas the replicate was from the high-flow waste portion of the sample cyclone stream.

Bondar Clegg employed its own internal laboratory quality control procedures, including reagent blanks, analytical duplicates, and sample preparation duplicates. Sample preparation duplicate results were included in the laboratory analytical reports.

In 1994, HMC performed a quality control program analysis for the Haile project, summarized in the *1994 Haile Project Quality Control Review* (Kilbey, 1994). The goal of the quality control program was to verify the accuracy and reproducibility of gold assay analysis performed by several certified laboratories. The summary report addressed results from control samples, blank samples, and replicate samples.

Compilation and review of the control (standard) sample data results showed that many of the control samples used by the Haile project, when repeatedly analyzed by Bondar Clegg, fell within the expected gold values determined by previous lab preparation and analysis. There were 11 exceptions: two controls, all at lower detection limits, had unexplained and possibly laboratory-related variations during repeated analysis; two had minor to moderate variations, but were used for only a few assays; and five had significant variations and were recommended to be dropped from use. Additionally, the review found that 3% to 5% of control samples had been mislabeled before shipment to the laboratory.

The review of blank sample results found that from 1991 to 1994 some 316 out of 1,362 blank samples (23%) had reported detectable (primarily <0.10 ppm) gold concentrations, where the blank sample material was free of detectable gold. These samples therefore had been contaminated somewhere during handling, processing, or assaying. It was previously suspected that the ring-and-puck pulverizer in the sample preparation facility was the cause of blank sample contamination, particularly when blank samples followed mineralized samples. There was some statistical evidence to support this mechanism, but also there was blank sample contamination where blanks followed barren drill hole intervals. There was a subset of 799 mineralized zone samples that had preceded blank samples in the assay sequence, and 273 of these samples corresponded to a blank having detectable gold. Kilbey (1994) pointed out that this equaled a 34% contamination rate for all HMC drilling at Haile. It should be noted, however, that this (seemingly) high contamination rate does not mean that the affected assay values were significantly increased. During an interview prior to the preparation of the present report, Mr. Kilbey pointed out that the level of gold contamination, on average, passed into the blanks was inconsequential, at approximately 1.0% of the cutoff or average grade of the assayed mineralization. Thus the actual effect on resource calculations was insignificant. In late 1992 there was a sharp decrease in the contamination of blank samples, coinciding with an increased frequency of sand charges cleanings for the ring-and-puck crusher.

For replicate sample results, in the total population of Bondar Clegg (primary) and Monitor (replicate) core samples, the agreement in values was good at higher grades and fair at lower grades. The agreement was at a lesser level for reverse circulation samples. Kilbey (1994) noted that differences between

primary and replicate values increased significantly with decreasing grade, but that this was an expected result.

In comparing graphs of primary versus replicate values for reverse circulation samples, expressed in ppm, Kilbey (1994) characterized the agreement of the two data sets as apparently linear for higher grades and nonexistent for lower grades. After examining the graphs this characterization should be moderated. Agreement at higher grades (<1 ppm) appears only fair, however the population is small and there is significant scatter from a line representing a one-to-one match. Agreement at lower grades (>1 ppm) is only fair but does appear to exist. There is significant scatter, but approximately 60% of the population lies within a broad band that is fairly close to the 1:1 line. Based upon additional graphs that show the high-grade and low-grade comparisons expressed in percent difference, Kilbey (1994) concluded that the high-grade variations (many <20%) between primary and replicate reverse circulation samples are unacceptable, and that the low-grade differences (frequently <40%) also are unacceptable. It was recognized that the percent-difference comparison emphasized the differences for the low-grade sample population. It is suggested that the comparison between reverse circulation primary and replicate values could be reworked graphically in ounces per ton, to better understand the importance of variation (scatter) with grade and how this may bear upon reliability of reverse circulation results in the modeling of the deposit grade.

While the quality control procedures did then meet industry best practices, there were assay result discrepancies indicated by the contamination of blank samples. However these were quantifiable but minor, and so did not significantly affect the resource calculations. Additionally, in the deposit/pit areas the percentage of core holes was greater than 'that of reverse circulation holes, thus lessening the importance of discrepancies between primary and replicate reverse circulation assay results.

14.0 DATA VERIFICATION

During the site visit the Qualified Person performed spot checks of selected data employed in HMC's geologic interpretation and resource estimates of 1994, and performed a short review of the geologic cross sections and resource estimate pit profiles. Romarco's senior geologist, Mr. Thomas R. Kilbey, was interviewed concerning the AGI/HMC drilling and sampling, geologic interpretation, and resource estimates performed from 1991 to 1994 as Mr. Kilbey was one of the AGI geologists working in that program.

Hard-copy data for the Haile property are maintained by Kinross at the Haile mine office. The AGI/HMC lithologic logs for core and reverse circulation drilling are archived in a set of labeled binders, and there is also a set of binders for laboratory reports of gold assays. There is a file cabinet of the core photos. There are two map storage cabinets that house property maps, drill hole location maps, geologic cross sections, levels/plans used for the polygon method estimate, and pit profiles generated by the grade zone method estimate and the geostatistical method estimate. There are also several boxes of "skeleton core" samples, representative core pieces that were retained for reference. Behre Dolbear did not review the archived data for completeness, but the data appear to be well preserved and in good order.

The lithologic log for core hole DDH0205 was reviewed against the core hole data posted on east-west cross section 574400 E (Haile deposit), and the lithologic units and contacts were found to be in agreement. The lithologic log was compared against the core photo record for this hole, and the unit contacts noted in the log could be recognized in the photos. For DDH0229 (on the same cross section) the assay values from the bound, hard-copy laboratory reports were found to correspond to the values posted on the cross section and entered in the lithologic log. Several specimens of skeleton core were examined against the lithologic log descriptions, and the descriptions were found to correspond to the specimens.

For three core holes and three reverse circulation holes, Behre Dolbear performed spot checks of hard-copy assay results (<0.025 opt) against the records in the HMC electronic data file and found no discrepancies.

For the Mill, Snake, Haile, Red Hill, and Ledbetter deposits, a set of HMC's TechBase geologic cross sections, showing the mineralized zones as drawn by HMC geologists was reviewed. The review included HMC's depiction of the mineralized zones and the continuity of the deposits down-dip (east-west) and along strike (north-south). For the Ledbetter deposit, where continuity of mineralization is good, the pit profiles as generated by HMC's grade zone and geostatistical estimation methods were also reviewed and verified.

15.0 ADJACENT PROPERTIES

There are two small gold resources outside the Haile Gold Mine area. One is the mined-out Champion pit, which is close to Haile on the north. The second is a small body of mineralization called "The Springs," southwest of Haile and on the south bank of the Little Lynches River.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

During the period 1991 through 1993, AMAX Gold conducted extensive tests on the Haile ores from the Snake, Haile, Red Hill, Mill, Ledbetter, and Chase Hill ore zones. The work included some testing of oxide ores, but the primary purpose was to determine the viability of mining and processing the sulfide inventory.

Utilizing Hazen Research, extensive tests were run to evaluate various flowsheets including flotation/smelting of concentrates, flotation/cyanidation of concentrates, flotation/roasting/cyanidation of concentrates and flotation/bio-oxidation/cyanidation of concentrates. With the exception of the flotation/concentrate cyanidation alternative all other methods were determined to be sub-economic.

The current flowsheet includes comminution, flotation, concentrate cyanidation circuits which will yield an overall gold recovery into bullion of approximately 73% over the 6+ year project life. The deposits contain approximately 781,650 ounces of gold, of which approximately 572,540 ounces are recoverable at a milling cost of approximately $167.80 per ounce. The concentrator/leach capital will approximate $65,493,000, including contingency, and does not include the costs for project infrastructure such as administration, electric power supply, water supply, shops, warehouse, and drys.

16.1 METALLURGICAL TESTING

Detailed metallurgical tests are available for review on the Snake, Haile, Red Hill, and Mill ore zones. Data for the Ledbetter and Chase Hill ore zones have been estimated from geologic and mineralogic data. Table 16.1 is illustrative of the testing used to predict mill performance over the 6+ year project life.

TABLE 16.1
FLOTATION CONCENTRATE LEACH DATA

Ore Type	Sample	Overall Flotation and Concentrate Leach Gold Recovery %
Snake	SBR – 1	88.1
	SBR – 2	59.6
	SBR – 3	71.4
	SBR – 4	69.5
	Behre Dolbear Estimate	**69.0**
Haile	HBR – 7	68.4
	Behre Dolbear Estimate	**78.0**
Red Hill	RBR – 8	74.9
	RBR – 9	84.8
	Behre Dolbear Estimate	**78.0**
Mill Zone	MZAR – 184	73.4
	MZAR – 188	73.4
	Behre Dolbear Estimate	**73.0**
Ledbetter	**Behre Dolbear Estimate**	**78.0**
Chase Hill	**Behre Dolbear Estimate**	**78.0**

16.2 FLOWSHEET DEVELOPMENT

The proposed flowsheet for the Haile ores is predicated upon the recovery of gold into a sulfide (pyrite) concentrate and acceptable cyanide recovery from the rougher pyrite concentrate. Gold losses are due

primarily to inclusions of gold in solid solution in the pyrite and problems that may be caused by over grinding. Additional laboratory and pilot plant work should be performed to fully develop the concentrator flowsheet.

The flowsheet includes primary jaw crushing of mine run ore, transport of the ore to a coarse ore stockpile and SAG mill grinding. The jaw crushing circuit has been substituted for a primary gyratory crusher that was identified in an earlier Kilborn estimate. The jaw crusher will more closely match the operational requirements of the plant, and requires less capital to purchase and install. The SAG mill discharge will be screened and the pebble oversize returned to the SAG mill. The screen undersize will be fed to the ball mill feed sump that is in closed circuit with 20-inch cyclones. The cyclone underflow, or oversize, constitutes the circulating load and the cyclone overflow is the feed to flotation. The pulp will be subjected to rougher flotation only. The rougher concentrates will be dewatered, re-pulped, and reground to approximately 80% <400 mesh Tyler. The reground concentrates will then be fed to six stages of CIL gold recovery followed by cyanide destruction. The loaded carbon will be screened, stripped and returned to the CIL circuit. The strip solution will be introduced to electrolytic gold refining on steel wool followed by smelting to bullion.

16.3 MILL CAPITAL COSTS

Mill capital cost includes the costs for comminution, flotation, concentrate leaching, cyanide destruction and tailings disposal and are estimated by Behre Dolbear as shown in Table 16.2.

TABLE 16.2
HAILE MILL CAPITAL COSTS

Unit	Dollars
Flotation Mill Equipment	$9,771,825
Leach Equipment	$2,524,868
Installation Labor and Supplies	$8,400,000
Concrete	$811,335
Piping	$2,658,390
Structural Steel	$610,260
Instrumentation	$302,505
Insulation	$105,840
Electrical	$1,192,590
Coatings & Sealants	$2,255,085
Mill Building	$8,280,510
Tailings Embankment	$15,750,000
Substitute Jaw Crusher for Gyratory	($1,300,000)
Subtotal	**$51,363,208**
Indirects	$3,595,254
Engineering/Construction Management	$4,580,322
Total Mill Capital Cost	**$59,538,784**

16.4 MILL OPERATING COSTS

Operating costs have been determined for a 4,000 tpd concentrator with a concentrate leach circuit. The leach circuit is expected to handle up to 500 tpd of sulfide concentrates which will assay at approximately 0.88 opt gold.

The unit costs will approximate $11.00 per ton of ore and are detailed as shown in Table 16.3.

TABLE 16.3
HAILE MILL OPERATING COSTS

Unit	$/ton Ore Milled
Flotation Plant	
Supplies and Materials	$5.65
Labor	$2.16
Administration	$0.75
Miscellaneous	$0.86
Concentrate Leach Plant	
Labor	$0.67
Supplies and Materials	$0.70
Electric Power and Maintenance	$0.21
Total Operating Costs	**$11.00**

16.4.1 Production Schedule

A metallurgical production schedule has been developed to estimate gold production over the life of the project.

Table 16.4 estimates the gold production and variable recoveries from the various orebodies at the Haile site.

Table 16.4
Haile Mine Production Schedule

	Year -2	-1	1	2	3	4	5	6	7	Total
Data										
Operating Days			306	365	365	365	365	365	54	2,185
Ore Tons			1,224,000	1,460,000	1,460,000	1,460,000	1,456,350	1,460,000	213,300	8,733,650
TPD			4,000	4,000	4,000	4,000	3,990	4,000	3,950	3,997
Snake			140	2,180	4,000	1,820				
Haile			3,860	1,820						
Mill						2,180	2,700			
Ledbetter							810			
Red Hill							480	3,430		
Chase Hill								570	3,950	3,950
Ore Grade opt Au			**0.070**	**0.077**	**0.10**	**0.135**	**0.091**	**0.067**	**0.05**	**0.089**
Snake			0.091	, 0.086	0.1	0.14				
Haile			0.069	0.067						
Mill						0.13	0.1			
Ledbetter							0.09			
Red Hill							0.04	0.07		
Chase Hill								0.05	0.05	
Contained Ounces			**85,398**	**112,938**	**146,000**	**196,443**	**132,167**	**98,039**	**10,665**	**781,660**
Snake			3,898	68,430	146,000	93,002				311,331
Haile			81,500	44,508						126,008
Mill						103,441	98,550			201,991
Ledbetter							26,609			26,609
Red Hill							7,008	87,637		94,645
Chase Hill								10,403	10,665	21,068
Recovery Gold %			**78%**	**73%**	**69%**	**71%**	**74%**	**78%**	**78%**	**73%**
Snake			69%	69%	69%	69%				
Haile			78%	78%						
Mill						73%	73%			
Ledbetter							80%			
Red Hill							78%	78%		
Chase Hill								78%	78%	
Total Ounces Produced			**66,608**	**82,767**	**100,740**	**139,650**	**98,086**	**76,470**	**8,319**	**572,640**
Tons Concentrate			**97,044**	**128,339**	**165,909**	**223,231**	**150,189**	**111,408**	**12,119**	**888,239**
Concentrate Grade opt Au			0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88
Mill Operating Costs										
Annual Cost			$13,464,000	$16,060,000	$16,060,000	$16,060,000	$16,019,850	$16,060,000	$ 2,346,300	$96,070,150
Unit Cost/ton			$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00
Mill Capital Costs[1]	$ 32,244,392	$ 32,244,392								

1 Does not include Site Preparation or any administration and infrastructure such as administration buildings, shops, communications, water system, electric power to mill etc.

17.0 MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES

The mineral reserve estimates, as stated below, are historical and do not meet the current CIM definition standards for Mineral Reserves. The historical data, on which the estimates were made, is well documented and is indicative of the potential of the property, but such data has not been completely verified and also there are discrepancies between the estimations made by different estimation methods of these historical reserves, ***so the reader is duly cautioned that these historical data based estimates cannot be fully relied on.***

HMC performed resource estimates for all six deposits by four methods, as presented in Barnes and Tyler (1994) and Wolverson (1994):

- geology grade zone method (i.e., polygon method), using fire assay and cyanide soluble assay data, no dilution, and no economic constraints;
- grade zone block model method, using fire assay and cyanide soluble assay data, using dilution and economic constraints, and producing software-generated pit profiles;
- geostatistical block model method, using only fire assay data, using dilution and economic constraints, and producing software-generated pit profiles; and
- Lerchs-Grossman pit method, using dilution and economic constraints.

The first two methods employed the interpreted grade/confidence zones (presented in Section 11) and thus used distance limits for confidence classes (Measured, Indicated, and Inferred). The geostatistical method did not employ these zones, and the confidence classes were defined by estimation variance rather than by distance limits. The geostatistical software was constrained by the interpreted mineralized zone boundaries (the "purple line").

17.1 GEOLOGY GRADE ZONE METHOD (POLYGON METHOD)

In the geology grade zone method the grade zones (polygons, each existing as a separate volume with a calculated average grade) were summed. The true mineralized zone thickness for the polygons was measured from TechBase cross sections along the dip direction. Both fire assay and cyanide soluble assay data, with no dilution or economic constraints, were used. The total resources estimates for the six deposits were 1,446,303 ounces with an average grade of 0.095 opt (Measured, Indicated, and Inferred) and 1,135,647 ounces with an average grade of 0.100 opt (Measured and Indicated) (Barnes and Tyler, 1994) (Tables 17.1 and 17.2).

Note: *In reporting the results of the results of the historical polygon method of estimating resources, it should be noted by the reader that the reporting of these results transgresses Section 2.2 of NI 43-101, which requires that Inferred resources not be added to other resource categories. The only reason for reporting the two tables below is that the Inferred resource can be obtained by the subtraction of Table 17.2 from Table 17.1. It should also be noted that Inferred Resources are considered geologically speculative and that there is no certainty that this potential resource will in fact be realized.*

TABLE 17.1 GEOLOGY GRADE ZONE METHOD (POLYGON METHOD) RESOURCE ESTIMATES (MEASURED, INDICATED, AND INFERRED) FOR THE SIX HAILE DEPOSITS/PITS			
Deposit/Pit	**Tons**	**Average Grade (ounces per ton)**	**Ounces Gold**
Mill	3,325,040	0.106	352,454
Haile	2,113,350	0.077	162,728
Snake	4,529,250	0.113	511,805
Red Hill	2,615,410	0.069	180,463
Ledbetter	1,529,700	0.113	172,856
Chase Hill	989,060	0.067	66,267
Total	**15,101,810**	**0.095**	**1,446,303**

TABLE 17.2 GEOLOGY GRADE ZONE METHOD (POLYGON METHOD) RESOURCE ESTIMATES (MEASURED/INDICATED) FOR THE SIX HAILE DEPOSITS/PITS			
Deposit/Pit	**Tons**	**Average Grade (ounces per ton)**	**Ounces Gold**
Mill	2,352,220	0.116	272,858
Haile	1,874,190	0.075	140,564
Snake	3,736,410	0.117	437,160
Red Hill	1,898,250	0.071	134,776
Ledbetter	881,540	0.121	106,666
Chase Hill	660,950	0.066	43,623
Total	**11,403,560**	**0.100**	**1,135,647**

The Inferred resource for the six pits, as estimated by the Polygon method, is 3,700,000 tons grading 0.084 ounces per ton containing 311,000 ounces of gold.

17.1.1 Grade Zone Block Model Method

In the grade zone block model method the grade zones were transferred into the block model (with all blocks being 50 feet x 50 feet x 50 feet), such that each north-south cross section in the block model reflected the grade zones in the corresponding interpreted north-south cross section as nearly as possible. Where multiple grade zones occurred within a single block, the block grade was calculated by weight averaging and the confidence class was calculated by volume averaging. The resulting grade zone block model north-south cross sections (containing software-generated pit profiles) were compared to the corresponding original, interpreted cross sections containing the original grade zones, and the comparison was found to be excellent (Wolverson, 1994). In this estimation method, both fire assay and cyanide soluble assay data were used, and dilution (20 percent) and economic constraints also were used. The total resource estimate for the six deposits was 737,800 ounces with an average grade of 0.102 opt (Measured and Indicated in Table 17.3) (Barnes and Tyler, 1994) (Table 17.3)

Table 17.3 Grade Zone Block Model Estimates for the Six Haile Deposits/Pits			
Deposit/Pit	**Tons**	**Average Grade (ounces per ton)**	**Ounces Gold**
Mill	1,530,000	0.130	198,900
Haile	1,444,620	0.065	93,900
Snake	2,951,330	0.113	333,500
Red Hill	967,140	0.070	67,700
Chase Hill	188,060	0.067	12,600
Ledbetter	153,690	0.203	31,200
Total	**7,234,840**	**0.102**	**737,800**
Geostatistical Block Model Estimates for the Six Haile Deposits/Pits			
Deposit/Pit	**Tons**	**Average Grade (ounces per ton)**	**Ounces Gold**
Mill	1,773,450	0.113	200,400
Haile	1,834,780	0.069	126,600
Snake	2,964,760	0.105	311,300
Red Hill	1,435,380	0.065	93,300
Chase Hill	417,650	0.051	21,300
Ledbetter	295,650	0.092	27,200
Total	**8,721,670**	**0.089**	**780,000**
Note: Both methods were run with dilution and economic constraints			

17.1.2 Geostatistical Block Model Method

In the geostatistical block model method, a block model was constructed over the entire Haile property, and then divided into 10 structural domains mostly corresponding to mineralized occurrences on the property. Five of these domains were for the Mill, Haile, Red Hill, Ledbetter, and Chase deposits, and two were for the Snake deposit, which is divided by a fault. The block dimensions were 50 feet x 50 feet in plan view and 20 feet in thickness. For each model domain the resources were estimated separately using domain-specific model input (Barnes and Tyler, 1994).

Digitized lithologic units and mineralized zone boundaries ("purple line") were part of the model. The incorporation of lithologic units allowed exclusion of post-mineralization lithologies (e.g., Coastal Plain sediments) from the estimate, and the mineralized zone boundaries were used as hard constraints on the spatial extent of the estimate. The model setup was slightly modified after comparison to the interpreted geology. In the model setup, the variables assigned to each block included host lithology, grade, mineralization, and position in the model's spatial matrix.

Multiple indicator kriging techniques were used to model the gold distribution. The model used only fire assay grade data, which were composited at 20-foot fixed intervals. (The composite length was chosen so as to simulate the unavoidable vertical dilution involved in mining open pit benches of 20-foot thickness.) Cyanide soluble assay data were excluded because these data were of insufficient quality for conversion to equivalent fire assay values. The estimation confidence class (Measured, Indicated, and Inferred) for each block was assigned from the block gold estimation variance derived from indicator kriging (Barnes and Tyler, 1994).

The Haile property geostatistical model determined a weighted frequency distribution of the total population of 8,877 20-foot grade composites. The distribution was across 11 indicator classes of increasing grade intervals; the upper bounding values for each class were the 11 gold indicator values used by the model. For the four largest deposits (i.e., excluding Ledbetter and Chase Hill) the frequency distribution was highly skewed and was approximately lognormal. The experimental variograms used for the domain (individual deposit) estimates were interpreted from the experimental correlogram of the indicator values, using fire assay composites within the mineralized zones only. Anisotropy in grade spatial distribution was derived from the experimental variograms and grade zone orientation. The longest ranges of anisotropy were in accord with east strike and north dip as observed on the Haile property. Average indicator variograms were chosen to represent groups of composites having similar anisotropy and orientation.

For the model domains corresponding to the six deposits, multiple indicator kriging was used to estimate the grade versus tonnage curve for each model block. The result for each block was a cumulative grade distribution of all sample-sized volumes in the block, where sample size was the 20-ft grade composite. Thus, if any block were to be mined in composite-sized mining units, the tonnage and grade of mining units within any specified grade range could be derived from the block's grade distribution across the indicator classes. To estimate the mineable grade/tonnage curve for each block, an affine correction for dilution was introduced to the indicator distribution (Barnes and Tyler, 1994). Economic constraints also were used. The total resource estimate for the six deposits was 780,000 ounces with an average grade of 0.089 opt (Measured and Indicated) (Wolverson, 1994) (Table 17.3).

17.1.3 Lerchs-Grossman Pit Method

HMC also performed a resource estimate by applying the Lerchs-Grossman algorithm method for pit optimization to a block model. The algorithm is used in a software program to consider many possible incremental pit volumes and then selects an ultimate pit volume that maximizes net operating revenue derivable from a block model and from pit design constraints. Each incremental pit volume (including the lowermost blocks) added to the design must generate enough revenue to cover mining and processing costs and to generate a profit (Wells and Wolverson, 1993).

The description of the Lerchs-Grossman method in Wolverson (1994) is very brief, stating the mining and economic assumptions but not the details. The estimate included transforming the grade zone model (described above) into a block model, implying that the grade zone block model structure may have been used for the Lerchs-Grossman estimate. The total resource estimate for the six deposits was 807,500 ounces with an average grade of 0.102 opt (Measured and Indicated) (Wolverson, 1994) (Table 17.4). This was approximately 9% greater than the grade zone method total and 4% greater than the geostatistical method total.

TABLE 17.4 LERCHS-GROSSMAN PIT METHOD ESTIMATES (MEASURED/INDICATED) FOR THE SIX HAILE DEPOSITS/PITS			
Deposit/Pit	**Tons**	**Average Grade (ounces per ton)**	**Ounces Gold**
Mill	1,709,380	0.128	218,800
Haile	1,628,360	0.067	109,100
Snake	3,049,120	0.114	347,600
Red Hill	1,011,110	0.072	72,800
Ledbetter	192,340	0.209	40,200
Chase Hill	280,880	0.068	19,100
Total	**7,871,190**	**0.103**	**807,500**
Note: See Wolverson (1994) Table 4.8 for details on dilution and economic assumptions.			

17.2 HMC COMPARISON OF RESOURCE ESTIMATES

HMC performed a resource model comparison exercise by comparing the grade zone model and the geostatistical model with the design base case pit, and by a thorough manual comparison of the geostatistical model to the interpreted grade zones.

HMC compared the resource estimates for the six deposits as performed by the grade zone block model method versus the geostatistical block model method (Wolverson, 1994; Barnes and Tyler, 1994). The two total estimates (i.e., for the combined six deposits) agreed closely. The total estimate by the geostatistical method (780,000 ounces) was approximately 6 percent greater than by the grade zone method (737,800 ounces). Note again that both methods employed dilution and economic constraints, the grade zone method used a constant cutoff of 0.025 opt, and the geostatistical method used a floating cutoff. The reasons for the differences in the two total estimates were given as follows (Barnes and Tyler, 1994):

- confidence classes were assigned in the grade zone method according to distance from data, and in the geostatistical method according to estimation variance;
- dilution in the grade zone method was dilution with barren waste, while in the geostatistical method dilution was with gold-bearing rock via an affine correction; and
- the grade zone method used cyanide soluble assays and fire assays, whereas the geostatistical method used only fire assay data.

According to Wolverson (1994) the geostatistical model was spot-checked against the grade zone model for differences in calculated ounces caused by use of a floating cut-off in the geostatistical method, and that such differences were minimal.

For each of the six deposits the relative difference between the geostatistical estimate and the grade zone estimate was as follows:

- Mill – geostatistical 1% greater than grade zone;
- Snake – geostatistical 7% less than grade zone;
- Ledbetter – geostatistical 13% less than grade zone;
- Haile – geostatistical 35% greater than grade zone;
- Red Hill – geostatistical 38% greater than grade zone; and
- Chase Hill (12,600 oz by grade zone) – geostatistical 69% greater than grade zone.

Wolverson (1994) described the Mill and Snake deposits as having good correlation; the Haile, Red Hill, and Chase deposits as having significant differences; and the Ledbetter deposit as having relatively poor correlation (probably because of insufficient drill hole coverage). Barnes and Tyler (1994) stated that there were potential problems in the models for the Haile, Red Hill, and Chase Hill deposits. Both reports presented possible reasons for the differences at Haile, Red Hill, and Chase Hill, where the geostatistical method significantly exceeded the grade zone method. The reasons are summarized from both reports, as follows:

- the grade zone method used cyanide soluble assays and fire assays, whereas the geostatistical method used only fire assay data;
- the property-wide estimation variance used by the geostatistical method probably was too high; and
- the MEDSystem geostatistical software smeared the output values for grade and percent ore, did not use the mineralized zone boundary ("purple line") consistently, and had problems with block definition in erratic and narrow "ore zones."

Barnes and Tyler (1994) also stated that not all the differences could be explained, and that further work would be warranted in the future to explain the differences and completely validate the two models.

A simplistic comparison can be made among HMC's 1994 totals by the grade zone (737,800 ounces), geostatistical (780,000 ounces), and Lerchs-Grossman (807,500 ounces) methods. These were independent methods and all were performed with dilution and with economic constraints. The difference between the minimum and maximum totals was 69,700 ounces and the mean of the three totals was 775,100 ounces. The percentage differences from the mean were as follows:

- Grade zone method total – 5% less than mean;
- Geostatistical method total – 1% greater than mean; and
- Lerchs-Grossman method total – 4% greater than mean.

It is unclear in Wolverson (1994) why the geostatistical total is termed Proven/Probable while totals for the remaining methods are termed Measured/Indicated.

17.3 "MODIFIED GEOLOGICAL RESERVE" ESTIMATES

Table 4.1 in the summary section of Wolverson (1994) is reproduced in the present report as Table 17.5. For the six separate deposits and also for the total, the table is a comparison of the "modified geological reserve" to the "geostatistical reserve."

TABLE 17.5 MODIFIED GEOLOGICAL RESERVE ESTIMATES COMPARED TO GEOSTATISTICAL RESERVE ESTIMATES FOR THE SIX HAILE DEPOSITS/PITS			
Deposit/Pit	**Modified Geological Reserve (measured/indicated) (oz gold)**	**Method Used for Modified Geological Reserve**	**Geostatistical Reserve (measured/indicated) (oz gold)**
Mill	216,500	Geostatistical plus 16,000 oz from Lerchs-Grossman	200,430
Haile	109,100	Lerchs-Grossman	126,596
Red Hill	72,800	Lerchs-Grossman	93,268
Chase Hill	19,100	Lerchs-Grossman	21,252
Ledbetter	31,200	Grade Zone	27,154
Snake	333,500	Grade Zone	311,317
Total	**782,200**		**780,017**
Note: The Haile deposit modified geological reserve estimate has been corrected to 109,100 oz (by Lerchs-Grossman) from 93,900 oz (grade zone). The text in Wolverson (1994) specified that the Lerchs-Grossman estimate be used for the modified geological reserve estimate. The total for modified geological reserve accordingly has been revised to 782,200 oz from 767,000 oz.			

The geostatistical reserve estimates were taken directly from the estimates in Table 17.2. The modified geological reserve estimates apparently are HMC's 1994 choices for the best estimates performed by non-geostatistical methods. These estimates were designated after HMC completed a comparison of the geostatistical model to the grade zone model for each deposit. As shown in Table 17.5, three of the estimates are taken from the Lerchs-Grossman method (Table 17.4), two are from the grade zone method (Table 17.2), and one is from the geostatistical method (Table 17.3). Following are the HMC rationales (Wolverson, 1994) for choosing estimates for the modified geological reserves category.

17.3.1 Mill

For the Mill deposit there is a relatively good overall comparison between the geostastistical estimates and grade zone. Therefore the geostatistical estimate, supplemented by the 16,000 ounces calculated by the Lerchs-Grossman method for that portion of the deposit east of north-south cross section 2137000E, was chosen for the modified geological reserve due to the complexity of the bedrock geology - a thin, unmineralized diabase dike interfingers with the ore grade blocks. In the geostatistical model there was some smearing of grade and of ore percent to fill the mineralized zone boundary ("purple line"). The deposit's easternmost and westernmost north-south cross sections displays large differences between grade zone and geostastistical results.

17.3.2 Haile

For the Haile deposit there were major differences between the estimates, and many large differences between "ore zone" shapes, as reported from the grade zone and geostastistical methods. These were caused by problems with the geostatistical model (omission of cyanide soluble assays, smearing of grade and of ore percent). The Lerchs-Grossman estimate (109,100 ounces) was considered to be the most representative and was chosen as the modified geological reserve. The figure listed in Wolverson's Table 4.1 (93,900 ounces) was actually the grade zone estimate, and has been replaced in this report (Table 17.4) with 109,100 ounces. The total for modified geological reserves accordingly has been adjusted from 767,000 ounces to 782,200 ounces.

17.3.3 Red Hill

Following a systematic review of the Red Hill deposit grade zone and geostatistical models, the Lerchs-Grossman estimate was chosen for the modified geological reserve. The review found several problems: there were several areas of the deposit where grades were higher in the geostatistical model than in the grade zone model; the design pit was substantially larger than the Lerchs-Grossman pit upon which it was based; and there was substantial smearing of grade and of ore percent. The last problem, coupled with the erratic nature of the deposit, contributed to the decision to choose the Lerchs-Grossman estimate.

17.3.4 Chase Hill

For the Chase Hill deposit there was a substantial difference between the estimates as reported from the grade zone and geostastistical methods, even though the same volume was used in both. The Lerchs-Grossman estimate, using a different volume, was chosen for the modified geological reserve. The geostatistical method appeared to smear the ore percent and overestimate the ounces. There were several problems with the geostatistical model: only fire assays were used, although more than half the drill holes in the deposit had not been fire assayed; no mineralized zone boundary ("purple line") was used; on the east end of the deposit, one drill hole having mineralization above cut-off was not used; and the estimation variance was considered to be too high.

17.3.5 Ledbetter

For the Ledbetter deposit, a review of all grade zone model cross sections against those of the geostatistical model indicated that the grade zone model better represented the deposit; thus the grade zone estimate (15% greater) was chosen for the modified geological reserve. The greater estimate was used because the geostatistical model smoothed the grade and substantially cut the higher-grade samples, probably owing to insufficient drill hole coverage combined with the presence of a single, anomalous, very high-grade intercept. Also because of sparse drilling coverage, a liberal mineralized zone boundary ("purple line") was used in the geostatistical model, causing the smearing of ore percent across too large a volume.

17.3.6 Snake

The grade zone estimate, which is 7 percent greater than the geostatistical estimate, was chosen for the modified geological reserve. In HMC's judgment the geostatistical model was conservative (presumably too conservative), in that it yielded a lower overall grade and also was limited by tight constraints on the mineralized zone boundary ("purple line"). Minor changes in pit design could add a small percentage of additional reserves to the geostatistical estimate (Wolverson, 1994).

17.4 SUMMARY

In summary, the total geostatistical reserves (780,017 ounces) are nearly equal to the total modified geological reserves (782,100 ounces) (Table 17.5). For each of the six deposits the relative difference between the geostatistical total was as follows:

- Mill – geostatistical 7% less than modified geological;
- Haile – geostatistical 16% greater than modified geological;
- Red Hill – geostatistical 28% greater than modified geological;
- Chase Hill – geostatistical 11% greater than modified geological;

- Ledbetter – geostatistical 13% less than modified geological; and
- Snake – geostatistical 7% less than modified geological.

17.5 RESERVES AUDIT BY DERRY, MICHENER, BOOTH, AND WAHL

The report, *Audit of April 1, 1994 Ore Reserves at the Haile Mine* by the consulting firm Derry, Michener, Booth, and Wahl (DMBW) (Parrish and Mullen, 1994) mainly was an audit of HMC's geostatistical block model results as reported in Wolverson (1994) and Barnes and Tyler (1994). In support of this effort, DMBW reviewed HMC's drilling density, sampling procedures, and lithologic logging from (then) recent drilling activity, cross sections, calculation of tonnage factors, and pit design parameters. DMBW already was familiar with the geology and mineralization on the Haile property, having performed a manual, in-situ, geological resource compilation for the property in 1992.

DMBW found that logging and sampling of core and cuttings were performed in a reasonable and consistent manner. An inspection of the then existing Bondar-Clegg (HMC's contract analytical laboratory) sample preparation facility in Kershaw, South Carolina found that the facility met industry standards. DMBW also found that results from regular check samples (analyzed by a second analytical laboratory) compared acceptably to Bondar-Clegg's results. HMC's pit design parameters (e.g., current gold price, mining costs, and use of the Lerchs-Grossman pit design algorithm) were found by DMBW to be realistic and logical. The HMC design pit limits were used in DMBW's manual reserve calculations.

DMBW characterized drill hole spacing on the Haile property as being approximately on 100 to 150 foot centers in deeper parts of the six deposits, and on less than 25-feet spacing locally within the Haile, Snake, and Red Hill deposits. Snake and Mill were characterized as well tested (drilled and sampled); Haile, Chase Hill, and Red Hill as moderately well tested; and Ledbetter as adequately tested for reserve compilation, but requiring additional drilling. DMBW reviewed and concurred with HMC's specific gravity, total sulfur data and estimates for tonnage factors.

DMBW performed new manual resource calculations for seven north-south cross sections located in the approximate center of each design pit. Two of these sections were located in the Snake deposit (this deposit is cut by a major fault) and one section each was located in the remaining five deposits. The manual results were compared to HMC's geostatistical block model results along the same sections. DMBW used a grade cut-off of 0.025 opt (as did HMC for its polygon and grade zone estimates), recognizing that the floating cut-off for the geostatistical model ranged from slightly over 0.025 opt to 0.033 opt. The audit used uncut and uncomposited assays, did not use a dilution factor, and for each deposit cross section the manually calculated Measured and Indicated resources (termed Proven and Probable reserves by DMBW) were limited to the design pits as employed in HMC's 1994 resource estimates. The seven cross sections included approximately 11 percent of HMC's geostatistical block model resources. The comparison results for DMBW manual versus HMC geostatistical were as follows, for ounces of gold:

- Mill Section 2137000E – DMBW 2.6% greater than HMC;
- Snake Section 2141700 E – DMBW 15.3% greater than HMC;
- Snake Section 2141300 E – DMBW 4.9% greater than HMC;
- Haile Section 2138100 E – DMBW 3.4% greater than HMC;
- Red Hill Section 2139300 E – DMBW 25.0% less than HMC;
- Ledbetter Section 2139700 E – DMBW 83.5% greater than HMC; and
- Chase Hill Section 2138000 E – DMBW 49.8% less than HMC.

The agreement for Mill, Snake, and Haile is fair to good, agreement for Red Hill is poor, and there is no agreement for Ledbetter and Chase Hill. DMBW believed that the discrepancy for Ledbetter (3% of the Haile property geostatistical resources) was caused by their use of a single, thick, high-grade intercept included within the cross section, and that additional drilling at Ledbetter would be needed to substantiate that this intercept is representative of the deposit. Discrepancies for Red Hill (12% of Haile resources) and Chase Hill (3%) were ascribed to insufficient drilling for certain portions of these deposits, and to the fact that DMBW manual method, unlike the HMC geostatistical method, used cyanide soluble assay data where fire assay data were not available.

DMBW's total ounces for the seven cross sections were 7.5% greater than HMC's geostatistical total, which indicated to DMBW that HMC's geostatistical estimate was conservative. This seems to assume that each cross section was a truly representative section for its deposit, and thus the total for the seven sections could be used to characterize the total for the six deposits. As presented in Section 11, there is pronounced discontinuity in the deposits (except for Mill and Ledbetter), and thus this assumption may not be valid.

DMBW stated that the definitions, parameters, and procedures used by HMC were in keeping with industry standards and regulatory criteria for estimating Proven/Probable reserves, and that HMC's MEDSystem software program was an adequate estimation tool as constrained by HMC. DMBW supported HMC's geostatistical estimate of a total of 780,017 ounces of gold (Proven/Probable) for the six deposits.

17.6 COMMENTARY ON RESOURCES AND RESERVES

The 780,000 ounces of gold estimated by HMC is considered by the Qualified Person to be a valid estimate of the gold present on the Haile property. Based upon the date of the estimation, the deposit is classifiable as a Historic Reserve and in the opinion of the Qualified Person now should be considered as an Indicated Resource. *The reader is cautioned that the resource estimate possesses a degree of uncertainty that could pose some risk to the success of development. This is because that, while different estimation methods as stated above agree as to the total resource estimate, there is significant disagreement in the estimated resources for some individual deposits/pits*

Using the geology grade zone polygon method of estimation, the total Inferred resources for the six deposits/pits, is approximately 310,000 ounces. This number is the difference between the Measured/Indicated/Inferred total of approximately 1,446,000 ounces (Table 17.1) and the Measured/Indicated total of approximately 1,136,000 ounces (Table 17.2). Assuming a recovery rate of 30% for the Inferred resources, the projected recoverable Inferred resources would be approximately 93,000 ounces. *Behre Dolbear would caution the reader that the potential quantity and grade of the Inferred Resource noted above is conceptual in nature and that there has been insufficient exploration to develop a resource there is no certainty that additional exploration will result in the targets being delineated and categorized as a resource.*

Due to the excessive size of the modeled blocks, the use of the existing database for pit planning would potentially result in an over-dilution of the mined ore. Accordingly, it is recommended that additional drilling of the deposits identified at the Haile deposit be conducted with concomitant fire assaying of the samples and recalculation of the resource estimate to remove the uncertainties of the prior work.

18.0 OTHER RELEVANT DATA AND INFORMATION

18.1 UPSIDE POTENTIAL FOR THE SIX DEPOSITS

Wolverson (1994) characterized upside potentials for the six deposits. The total specified upside potential for the six deposits is between 100,000 and 130,000 ounces. The 100,000 ounce estimate would increase both the total modified geological reserve (782,000 ounces) and the geostatistical reserve (780,017 ounces) by 13%.

Mr. Kilbey, Romarco's senior geologist, his observations on upside potential. Mr. Kilbey believes that there is a substantial upside to the gold resource potential at the Haile Gold Mine property. The calculated upside involves several aspects, some more viable than others.

Mr. Kilby/Romarco feels there is a realistic potential to find an additional 320,000 to 420,000 ounce gold resources within the existing measured/indicated Haile resource deposit areas. This would increase the current 780,000 measure/indicated resource to a level of around 1.1 million ounces. These additional +300,000 ounces would come from potential existing in five of the deposit areas, primarily from the expansion of the Ledbetter deposit, which is open in three directions.

With the understanding of the geologic configuration of shear zones, post-mineral north-south faults, and the orientation of laminated metasiltstone host rocks, Romarco believes there a high level of certainty that at least one, more likely two, additional Mill zone size deposits can be discovered immediately north of the regional north-northeast and west-southwest shear zone on the southern margin of the property area. That would add an additional 420,000 ounces of gold resources to the Haile property. These additional deposits will most likely be found immediately northeast of Snake and immediately southwest of the Mill zone. This could therefore increase the gold measured/ indicated resource inventory to approximately 1.5 million ounces.

There are other aspects of the property that could be explored for a substantial amount of resources. One is drilling some of the feeder-like features that have been randomly intersected in old drilling that expand grade and life of the future mining pits and the prospectivity of smaller zones on the property to depth.

Mineralization characterized by the Champion deposit (east of the Romarco ground) has not been included in this report, because it is mined out. The possibility of identifying additional Champion-like breccia-pipe bodies scattered across the property to provide exploitable resources has been noted; however, none have been found to date.

Mr. Kilbey believes that the significant upside for the property is the fact that sheared laminated unit aligned across this district may hold potential for discovery along the state-wide gold belt from Brewer to Ridgeway. Haile may be just a 1.5 million ounce portion of much larger mineral belt on the order of a Golden Mile in Australia or a similar shear zone system at Hemlo in Ontario, Canada.

The Qualified Person's review of the Haile property is supportive of Mr. Kilbey's/Romarco's opinion that significant upside potential for the discovery of additional deposits exist. This opinion is strengthened by the prior use of Mr. Kilbey's geological model to discover the Ledbetter deposit. Accordingly, it is opined that it is highly likely that additional mineralization will be found through additional exploration amounting to between 250,000 and 500,000 ounces. *The reader should be cautioned that the estimates of potential additional amounts of gold noted above is totally conceptual and speculative in nature and that there has been insufficient exploration to valid this potential, and there is no certainty that additional*

exploration will result in the aforementioned targets being realized and/or being categorized as a resource.

19.0 INTERPRETATION AND CONCLUSIONS

The archived AGI/HMC lithologic logs are detailed and comprehensive, and completed in a professional and workmanlike manner. The lithologic logs, assay data, core photos, maps, cross sections, and other data are well preserved and in good order at the Haile mine office. The basic geologic and analytical data appear to be traceable within HMC's geologic interpretation, and appear to support the existence of mineralized zones as depicted on HMC's 1994 cross sections for the Haile property deposits.

In examining the sets of HMC geologic cross sections for the deposits (except for Chase Hill, for which there are no HMC cross sections), the vertical extent of mineralization is drawn in accordance with the cutoff grade, and the interpreted, down-dip continuity and lateral extent of mineralization within individual cross sections appear reasonable with respect to drill hole spacing. Examination of the deposits from section to section (west to east, along strike) revealed that continuity of mineralized zones in the Mill and Ledbetter deposits is fair to good, and that continuity for Haile, Red Hill, and Snake is fair to poor. For all five deposits the continuity along dip is somewhat better than along strike.

In examining the grade zone method and geostatistical method pit profiles for the Ledbetter deposit, where there is good continuity of mineralization, the smearing of grade and of ore percent was observed in the geostatistical profiles. This also was noted by HMC in reviewing the geostatistical estimates for several deposits.

The parallel HMC status reports of Wolverton (1994) and Barnes and Tyler (1994) were generated shortly after conclusion of the AGI/HMC drilling and sampling program of 1991 to 1994. The HMC interpretation and estimation methods were sound, and both status reports are clear, well reasoned, and understandable. In these reports, the total estimates of Measured and Indicated gold resources for the six deposits are in close agreement, as determined by three different methods (grade zone, geostatistical, and Lerchs-Grossman). There are, however, significant disagreements for individual deposits when compared among the three methods. The "modified geological reserve" category was used by HMC to present, for each deposit, the best estimate from the above three methods. The total for this category agrees closely with totals from the above three methods.

For pit planning purposes, geotechnical evaluation is a total necessity as the pits will be sequentially and layered mined. Any wall failure will totally halt production.

As the necessary type of pit mining is totally inflexible it is important that pits are properly planned to meet current economic factors, as the life of each individual pit is extremely short, with only the Mill and Snake pits having a productive life that exceeds much more than one year.

20.0 RECOMMENDATIONS

The HMC status report for geology and exploration (Wolverson, 1994) was generated shortly after conclusion of the AGI/HMC drilling and sampling program of 1991 to 1994. The report included an array of recommendations for discovering additional resources, improving geological interpretation, improving the mineralization model used in the geostatistical resource estimation method, performing acid rock drainage studies (ARD) relating to mine planning and mining costs. During 2007, Romarco and the Qualified Person re-examined these recommendations in the light of current knowledge and interpretation of the deposits. Some recommendations were dropped as being no longer applicable, and the following recommendations are now carried forward.

- Undertake a drilling program for exploration (35 to 40 holes), infill (35 to 40 holes), and delineation of any new discovery (25 holes).
- Perform a geostatistical block model sensitivity analysis using various geologic constraints (e.g., strict outlines for grade zones).
- Validate dilution calculations in the grade zone block model resource estimate.
- Modify tonnage factors after review of sulfur data and the kriged sulfur model.
- Derive interpretive oxidation cross sections for all six deposit pits.
- Improve the ARD model with pyrite speciation data, new sulfur analyses, carbon analyses, and inundation testing.
- Review metallurgical recovery data with ore samples representing the six deposits and the various mineralized-zone types.
- Update the geologic grade zone block model, and update and complete all east-west cross sections (strike sections).

In order to address some of the above recommendations, Romarco intends to obtain new rock material from the deposits by drilling 4-inch-diameter core holes during the first 6 months of operations.

Additionally, Romarco intends to carry out a limited program of twinned core drilling and fire assay analysis, in order to confirm the historical data and bring it into compliance with the requirements of Canadian National Instrument 43-101.

It is also recommended that Romarco should undertake a geotechnical study for each of the proposed Haile project pits.

The estimated cost to verify the Historical Reserve is $1,200,000 and the cost the additional exploration drilling and metallurgical testwork is $2,000,000.

21.0 REFERENCES

Barnes, T. E., and Tyler, W. D., 1994, Haile project status report, reserves and mine planning: internal report for Amax Gold, Inc., July 1994, 79 p.

Culvern, J. B., 2006, Going for gold at the Haile mine: Sandlapper, Winter 2006-07, p. 48-52.

Dennis, A. J., 1995, The Carolina terrane in northwestern South Carolina: Relative timing of events and recent tectonic models, *in* Hibbard, J. P., van Staal, J. R., and Cawood, P. A., eds., Current Perspectives in the Appalachian-Caledonian Orogen: Geologic Association of Canada, Special Paper 41, p. 173-189.

Feiss, P. G., Vance, K. R., and Wesolowski, D. J., 1993, Volcanic rock-hosted gold and base-metal mineralization associated with Neoproterozoic-Early Paleozoic back-arc extension in the Carolina terrane, southern Appalachian Piedmont, Geology, v. 21,p. 439-442.

Gillon, K. A., Mitchell, T. L., Dinkowitz, S. R., and Barnett, R. L., 1998, The Ridgeway gold deposits: A window to the evolution of a Neoprotoerozoic intra-arc basin in the Carolina terrane, South Carolina, *in* Carolina Geological Society Guidebook for 1998 Annual Meeting, p. 25-64.

Hayward, N., 1992, Controls on syntectonic replacement mineralization in parasitic antiforms, Haile gold mine, Carolina Slate Belt, U.S.A.: Economic Geology, v. 87, p. 91-112.

Kilbey, T. R., 1994 Haile project quality control review: Haile Mining Company, Inc. internal memorandum from T. R. Kilbey to N. J. Wolverson, July 21, 1994, 68 p.

Maddry, J. W., and Kilbey, T. R., 1995, Geology of the Haile Gold Mine, SEG Guidebook Series.

Parrish, L. S. and Mullen, T. V., 1994, Audit of April 1, 1994 ore reserves at the Haile Mine: consulting report prepared for Amax Gold, Inc. by Derry, Michener, Booth, and Wahl, April 22, 1994, 38 p.

Rowe, J., and Turner, T., 2005, Innovative systems for ARD: Mining Environmental Management, March 2005, p. 6-8.

Wells, R. A., and Wolverson, N. J., 1993, Haile Mining Co., Inc, Ore reserve estimate, February 1, 1993: internal report for Haile Mining Co., 84 p.

Wolverson, N. J., 1994, Haile project status report, geology and exploration: internal report for Haile Mining Company, May 1994, 62 p.

22.0 DATE AND SIGNATURE

The undersigned prepared this Technical Report, titled Technical Study on the Haile Mine Project, Kershaw, Lancaster County, South Carolina dated 17 July 2007.

The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Signed and Sealed

Derek Rance P.Eng 17 July 2007

Mark A. Anderson P.Eng 17 July 2007

Stephen Keller PG 17 July 2007

23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES

23.1 MINING

Mining at Haile will consist of the sequential mining of six small separate open pits at a nominal rate of 4,000 tons of ore per day at a 5.25:1 stripping ratio (including pre-stripping).

These pits are detailed in Section 17 above and their locations are shown in Figure 23.1.



Figure 23.1. Location of Haile Pits

With regard to the mining of the Haile pits there are a number of considerations that need to be taken into account when considering the pit design, operations and equipment selection. The principal considerations are:

- The small and confined pit dimensions require that small equipment be used;
- Ore occurs in discrete lenses, which requires that digging equipment should be highly selective; and

- A substantial portion of the waste rock has significant acid generating potential (AGP). This requires that this rock is backfilled into all of the mined out pits to the point that the filled pit surface is free draining and will divert ground water from flowing through the pit.

The small pit dimensions preclude the use of "pushbacks" in the design of the pit. As such, it is acceptable to plan the haul roads to run in spiral fashion down the pit walls. However, this does mean that the pits will be exploited by means of a "Whittle Worst Case" scenario and that there is no potential for pit optimization. There is no existing record of geotechnical investigation, but the outline trace of the pit walls on the geological cross-sections suggests that fairly conservative inter-ramp angles were used in previous planning. As some of the proposed pits, such as the Snake, are planned to be relatively deep, it is important that full geotechnical studies be undertaken prior to detailed pit planning as it will be very difficult to alter the ultimate pit design after mining has commenced.

Ore is hauled by truck to directly to the crusher. Waste material preferentially will be directly backfilled into a mined out pit provided that backfill space is available. If such direct space is unavailable and the waste has a high AGP, it will be directed to the permanent acid rock storage facility. If the waste is "clean" and backfill space is unavailable, it will be stored in a temporary waste dump adjacent to the pit or used as construction material in the tailings impoundment.

As envisioned, the 6-year mine plan requires that, prior to production, a 2 million ton pre-strip is undertaken. During the first 3 years of production all of the mining capacity is engaged in ore production and waste stripping.

For the remaining 3 years, the direct mining requirements falls to two-thirds to one-half of the equipment capacity, and the remaining capacity is then dedicated to rehandling stockpiled waste in order to backfill the mined out pits. Backfilling will be completed approximately 4 months after cessation of production.

23.1.1 Mining Operations

Due to the requirement for selective digging, ore will be mined with a backhoe, while waste digging will be conducted with wheel loaders. Considering the necessity for selective digging due to the narrow ore lenses, bench height should be at a maximum of 20 feet when in ore. However as a number of the pits such as the Mill, Snake and possibly Ledbetter have a substantial pre-strip requirement, bench height could be increased to 25 feet as a cost saving measure when in waste. Most of the mining will be below the level of the current water table, therefore pit dewatering will be required. The dewatering rates are expected to vary by pit but should, in total, be less than 1,500 gallons per minute.

Drilling operations will be conducted using rubber-tired truck mounted rotary drills, capable of both hammer and tri-cone, drilling 6.75-inch diameter holes. These drills are selected for their mobility.

Cuttings from the first 20 feet of the blast holes will be sampled and analyzed at the on-site laboratory for both gold and sulfur to determine the final destination of the blasted material. Blast holes will be charged with ammonium nitrate explosives where conditions are dry and with emulsion in wet-hole conditions.

Because the deposit is structurally complex, this necessitates the benches to be both structurally and lithologically mapped prior to drilling and that subsequent to the blast, ore, and waste material will be zoned and flagged by the geological and engineering staff in accordance to its planned destination.

Front-end loaders (988G-class) with 8.3-cubic yard buckets will primarily load waste into 65- ton haul trucks for transport out of the pit. A 65-ton truck is selected as its operating width is the least for the highest operating tonnage. The pit designs as shown in Figure 23.1 above are based on the use of a 100-ton truck that is 40 inches wider than the 65-ton truck. This requires that the haul roads be 11.7 feet wider and so, for example, in the Snake pit the stripping requirement would be increased by approximately 450,000 tons for the larger truck. Ore will be primarily loaded by a 7.8-cubic yard backhoe excavator.

Ore will be hauled and dumped directly into the primary crushing plant that feeds the mill. Placement of the waste rock will be dependent on the results of the laboratory analysis and the waste rock management schedule. Waste rock containing sulfides that may generate acid rock drainage will be scheduled for placement in mined-out pits directly or alternatively into an acid rock storage facility for temporary or permanent storage.

23.1.2 Mining Fleet

The haulage fleet was sized using an estimated one-quarter mile average haul for the mine life.

The mining fleet and major support equipment with the respective capital costs are summarized in Table 23.1.

All capital represents new equipment cost. Due to the short mine life, leasing, particularly for the trucks, should be considered.

TABLE 23.1
HAILE MINE EQUIPMENT LIST

Type	Size	Number	Cost($)
Hydraulic Backhoe	5.8 cuyd	1	980,000
Front-end Loaders	8.3 cu yd	2	2,200,000
Haulage Trucks	70 ton	10	4,680,000
Rotary Drills	6.75 in	2	1,260,000
Bulldozers	D8T	3	1,470,000
Graders	14H	1	410,000
Water Tankers	5,000 gal	1	240,000
Service Trucks		5	700,000
Pumps	25HP	4	116,000
Pickup Trucks		6	128,000
Total Mine Equipment			**12,184,000**

23.1.3 Mine Schedule

The mining sequence was scheduled to maintain a constant mill feed, maximize the cash flow by providing the highest recoverable grades as soon as possible, while maintaining stripping ahead of mining, and minimizing the rehandling of waste rock. In addition, no ore is scheduled to be mined and stockpiled prior to processing. The mine schedule is based on the assumption that any existing pit backfill will be removed prior to the commencement of mining. Therefore, no consideration is given to this material in the mine schedule.

The acid generating potential of the waste rock and the pit walls is a major consideration in the development of the mine schedule. The pits require that they be backfilled as soon as possible following the completion of mining in order to minimize pit wall acid generation. AGP waste rock will be backfilled into a pit as soon as possible following its mining. There is limited space availability for AGP waste in the mined out pits (see Table 23.2) so the excess will be placed in a permanent storage facility and sealed. Clean waste rock with no AGP will be placed directly in the backfill sequence atop AGP waste or into temporary waste dump sites near the pit for ultimate disposal.

The pits will be backfilled to the point that the surface is free draining, then clay capped to minimize the infiltration of surface water into the pit. The backfill material will come from the mine waste. To reduce the rehandle of tons with its additional cost, pit-to-pit haulage will be used as much as practicable. However, in some cases, depressions will remain from the mined-out pit in order to minimize the amount of backfill rehandling, but these will be free-draining.

The pits can be backfilled with AGP waste up to the reduction/oxidation boundary within the water table, thus keeping the AGP waste in a reducing environment. The remainder of the backfill will be with rock having no AGP. As initial schedules show a significant shortfall of clean waste, this shortfall will be made up either with borrow material mined from elsewhere on the property or by the use of low level AGP material neutralized with lime as clean waste substitute in pit backfill. With this alternative there should be sufficient clean waste availability to eliminate the need for borrow material.

23.1.4 Mine Backfill Capacities and Requirements

The mine backfill requirements were calculated from preliminary pit designs in such a way as to minimize the amount of waste necessary and still allow the surface to be free draining. The preliminary design was then scaled as a percentage of the total waste removed on each given bench. In areas where there are existing pits, a constant volume was added to compensate for the volume necessary to top up these existing holes. In this way, the backfill requirements/capacities were scaled for any given pit. This is not exact, but it provides a reasonable approximation of the actual backfill requirements. It was assumed that the volume of backfill would be placed at 80% of the original inplace rock density.

It was assumed that AGP waste would be placed below the existing reducing oxidizing boundary within the water table. These water table elevations were estimated for each pit by Knight Piesold. The backfill requirements are summarized in Table 23.2 below.

TABLE 23.2
PIT BACKFILL REQUIREMENTS

Pit Area	Redox Boundary Elevation –ft.	Non AGP tons	AGP tons
Mill	320	5,185,000	396,000
Haile	300	4,506,000	957,000
Snake	380	5,854,000	11,052,000
Red Hill	280	4,060,000	217,000
Chase Hill	340	709,000	34,000
Ledbetter	320	2,315,000	519,000
Total		**22,629,000**	**13,175,000**

23.1.5 Mine Plan

The mine plan attempts to first mine the highest grade material then working down to the lowest grade material, minimizing the amount of pre-production stripping required and minimizing the amount of

rehandle necessary to backfill the mined out pits. The basic sequence decided on was to mine out the Snake Pit as quickly as possible in order to exploit the high-grade ore that would then provide a large sink for direct backfilling so as to minimize subsequent rehandle. To accomplish this it was necessary to simultaneously mine the Haile pit as an ore source while the Snake pit was being stripped. The Haile pit ore is of lower grade but has an above average recovery and very little waste stripping. These pits are then followed in sequence by the Mill, Ledbetter, Red Hill, and Chase Hill pits.

The mine plan calls for pre-production stripping 2 million tons primarily from the Snake Pit and a smaller portion from Haile to prepare it for initial ore production.

Production during the first year ramps-up throughout the year into full production. This ramp-up schedule effectively reduces the annual production capability to approximately 84%. During this ramp-up year, Haile is the sole ore source and requires half of the mining capacity. The other half of the mining capacity is used in stripping Snake. Large waste stockpiles, both of AGP waste and clean waste will be accumulating throughout this year and the following year.

The second year of production is at full production. The Haile Pit is exhausted by the second quarter at which time Snake becomes capable of fully supplying the ore requirement. Haile will be backfilled without rehandle using the Snake waste.

The third year of production has Snake as the sole ore source. About half of the mining capacity is concentrated in the Snake pit. The other half of is dedicated to stripping the Mill pit. Waste stockpiles continue to accumulate. By this time a large portion of the AGP waste that will remain in the permanent surface facility will have been mined. A large portion of the permanent AGP waste facility can then be capped and closed at this time.

During the fourth year of production the Snake pit is exhausted in the third quarter and the Mill pit becomes the primary ore source. After the Snake pit is fully mined, all of the mined AGP waste from Mill will be directly backfilled into the Snake pit. Stripping is then started in the Ledbetter pit. At this time, the ore and waste mining requirement drops to about 2/3 of total capacity. The excess equipment capacity is then used to rehandle the stockpiled AGP waste and place it into the Snake pit.

During the fifth year of production the Mill pit continues as the primary ore source with the Ledbetter pit being a secondary ore source. Both these pits exhaust during the year and the Red Hill is opened up. Again, excess mining capacity is used to rehandle backfill material.

In the sixth year of production Red Hill is the primary ore source. Red Hill exhausts late in the year and Chase Hill is started. Excess mining capacity continues to be used to rehandle backfill.

Mining continues into the first quarter of the seventh year, at which time Chase Hill exhausts thereby depleting all ore reserves. Backfilling and reclamation activities will then continue until completion of all the backfilling activities.

The mine plan was produced as a simple paper schedule ensuring mining feasibility on at least a quarterly basis.

Details of the mine plan and rehandle schedule are shown in Table 23.3.

TABLE 23.3
MINE PLAN AND REHANDLE SCHEDULE
('000 TONS AND GRADE OZ/TON)

Pit Area	Ore	Tons/day	Grade	Waste	Tons/day	Total	Tons/day	Stockpile Reclaim Tons
Year 0 Days:100								
Snake				2,000	20.00	2,000	20.00	
TOTAL				**2,000**	**20.00**	**2,000**	**20.00**	
Year 1 Days: 306								
Haile	1,180	3.86	0.069	3,652	11.93	4,832	15.79	
Snake	44	0.14	0.091	4,590	15.00	4,634	15.14	
TOTAL	**1,224**	**4.00**	**0.07**	**8,242**	**26.93**	**9,466**	**30.93**	
Year 2 Days: 365								
Haile	665	1.82	0.067	546	1.50	1,211	3.32	
Snake	794	2.18	0.086	9,418	25.8	10,212	27.98	
TOTAL	**1,460**	**4.00**	**0.078**	**9,964**	**27.3**	**11,424**	**31.30**	
Year 3 Days: 365								
Mill				4,745	13.00	4,745	13.00	
Snake	1460	4.00	0.10	4,920	13.48	6,380	17.48	
TOTAL	**1460**	**4.00**	**0.10**	**9,665**	**26.48**	**11,125**	**30.48**	
Year 4 Days: 365								
Mill	795	2.18	0.13	5,754	15.76	6,549	17.94	
Snake	665	1.82	0.14	425	1.16	1,090	2.99	
Ledbetter				404	1.11	404	1.11	
TOTAL	**1,460**	**4.00**	**0.13**	**6,583**	**18.04**	**8,043**	**22.04**	**1609**
Year 5 Days: 365								
Mill	987	2.70	0.10	678	1.86	1,665	4.56	
Red Hill	177	0.48	0.04	2,400	6.58	2,577	7.06	
Ledbetter	296	0.81	0.09	2,350	6.44	2,646	7.25	
TOTAL	**1,460**	**4.00**	**0.09**	**5,428**	**14.87**	**6,888**	**18.87**	**4536**
Year 6 Days: 365								
Red Hill	1,252	3.43	0.07	2;655	7.27	3,907	10.70	
Chase Hill	208	0.57	0.05	891	2.44	1,099	3.01	
TOTAL	**1,460**	**4.00**	**0.09**	**3,546**	**9.72**	**5,006**	**13.72**	**6418**
Year 7 Days: 54								
Chase Hill	213	3.95	0.05	411	7.61	624	11.56	
TOTAL	**213**	**3.95**	**0.05**	**411**	**7.61**	**624**	**11.56**	**4893**

It should be noted that due to the imposed restraint that no ore is to be stockpiled, as this could lead to sulfide oxidation and consequential recovery losses, that annual waste removal and handling varies in accordance with the amounts of ore exposure on each bench. It is expected that advantage of any slack time will be utilized in such activities as tailings dam heightening, waste dump trimming, capping the AGP waste facility, road maintenance etc.

23.1.6 Mining Costs

The mining costs were based on the operating cost of similar sized properties and labor costs appropriate to South Carolina. The proposed mining fleet are 988 class, rubber-tired, front-end loaders and a 7.8-cubic yard backhoe excavator matched to 65-ton, 775-class haulage trucks.

23.1.6.1 Personnel

The number of personnel is calculated for a three shift, 7-day week operation. This listing is stated in Table 23.4.

TABLE 23.4
LIST OF PERSONNEL

Position	Number	Cost $ (inc. burden factor)
Mine Superintendent	1	95,000
Foremen	4	260,000
Supervisor	2	150,000
Mine Engineer	2	150,000
Geologist	2	140,000
Surveyor	1	55,000
Total Staff	13	850,000
Pit Labor	70	2,706,000
Mechanics	12	605,400
Welders	4	187,400
Total Hourly Paid	72	3,498,800

23.1.6.2 Operating Cost

Mine operating cost is estimated to be as shown in Table 23.5.

TABLE 23.5
MINE OPERATING COST

Type	$ per ton
Supplies and Materials	0.79
Labor	0.31
Administration	0.09
Sundry Items	0.16
Total	**1.35**

The cost of reclaim from waste stockpiles is estimated to be $0.60 per ton.

23.2 MILLING

The flowsheet includes primary jaw crushing of mine run ore, transport of the ore to a coarse-ore stockpile and SAG mill grinding. The SAG mill discharge will be screened and the pebble oversize returned to the SAG mill. The screen undersize will be fed to the ball mill feed sump which is in closed circuit with 20-inch cyclones. The cyclone underflow or oversize constitutes the circulating load and the cyclone overflow is the feed to flotation. The pulp will be subjected to rougher flotation only. The rougher concentrates will be dewatered, re-pulped and reground to approximately 80% <400 mesh Tyler. The reground concentrates will then be fed to six stages of CIL gold recovery followed by cyanide destruction. The loaded carbon will be screened, stripped and returned to the CIL circuit. The strip solution will be introduced to electrolytic gold refining on steel wool followed by smelting to bullion.

Mill operating costs are summarized in Table 23.6.

TABLE 23.6
HAILE MILL OPERATING COSTS

Unit	$/ton Ore Milled
Flotation Plant	
Supplies and Materials	$5.65
Labor	$2.16
Administration	$0.75
Miscellaneous	$0.86
Concentrate Leach Plant	
Labor	$0.67
Supplies and Materials	$0.70
Electric Power and Maintenance	$0.21
Total Operating Costs	**$11.00**

23.3 INFRASTRUCTURE

As the mine will be a short-lived venture, the infrastructure should be emplaced using easily dismantled or movable units so as to regain capital expenditure and minimize rehabilitation cost.

Office
If additional office space above that now existing is required, a pre-manufactured trailer-type building of sufficient size to provide office space for the supervision, accounting, and purchasing staff will be located is close proximity to the current building.

Shop and Warehouse
A three truck bay pre-engineered building of standard steel construction, heated and insulated, of sufficient size to house all surface shops and indoor warehousing facilities will be erected.

Assay Laboratory
A building of masonry construction, resistant to acid fumes will be erected.

Oil and Grease Storage
An oil and grease storage facility will be established adjacent to the maintenance shop.

Fuel Storage and Service Island
This facility provides for the receiving, storing and dispensing of diesel and gasoline fuels. The fuels will be stored in 10,000-gallon storage tanks situated above ground.

Electrical Power Main Sub-Station and Distribution

Electrical power will be purchased and brought on-site over a high-voltage transmission line to the main substation.

Water Supply
A tank farm will be established at a suitable elevation to provide adequate line pressure. The farm will consist of two 25,000-gallon potable water tanks and one 1,000,000-gallon tank for mill and fire protection water with the lower half dedicated to fire protection. The water will be distributed through buried pipelines.

Sewage Treatment Plant
All domestic sewage generated at the site will be processed through a modern treatment facility, size to be determined.

Fresh Water Collection
Fresh water for the project will be collected in one reservoir. The reservoir will be capable of storing 1,600 acre-feet of water.

Waste Water Treatment
Mine drainage water and surface facilities run-off water will be treated in a modern treatment plant appropriate to satisfy South Carolina water quality standards before release into Haile Gold Mine Creek.

Dry Tailings
Mill process tailings will be delivered to a thickening and filtering facility for extraction of the water. The filtered tailings will be delivered either to the paste backfill system, or to the dry tailings disposal and reclaim pile.

23.4 GENERAL AND ADMINISTRATION OPERATING COST

General and Administrative (G&A) costs are projected in Table 23.7.

TABLE 23.7 GENERAL AND ADMINISTRATION OPERATING COST		
G&A Personnel	**Manpower**	**Burdened Salary**
General Manager	1	$170,000
Administrative Superintendent	1	100,000
Accountants	3	150,000
Payroll Clerk	1	40,000
Purchasing Agent	1	48,000
Warehousemen	4	148,000
Environmental Engineer	1	68,000
Safety Inspector	1	40,000
Human Resource Supervisor	1	48,000
Secretary	1	32,000
Total	**15**	**844,000**
G&A Supplies		
Office and Safety Supplies		90,000
Outside Services (Including Security)		**225,000**
Regulatory Compliance		300,000
Recruiting Relocation		250,000
Travel		160,000
Equipment Rentals		40,000
Small Vehicles		150,000
Insurance		415,000
Community Relations		100,000
Miscellaneous		100,000
Total		**1,830,000**
Total G&A Expense		**2,674,000**

23.5 INFRASTRUCTURE CAPITAL

In 1991, Kilborn Engineering Pacific Ltd. estimated the infrastructure cost to amount to $9,068,000. Applying standard inflation factors to this cost, a new estimated capital amount of $16,700,000 should be considered a fair estimate for the purposes of this Scoping Study.

23.6 RECOVERABILITY

Metallurgical recoveries for the Haile deposit are summarized in Table 23.8. Values for the Ledbetter and Chase Hill pits are estimated from data obtained from the other pits.

TABLE 23.8 FLOTATION CONCENTRATE LEACH DATA		
Ore Type	**Sample**	**Overall Flotation and Concentrate Leach Gold Recovery %**
Snake	SBR – 1	88.1
	SBR – 2	59.6
	SBR – 3	71.4
	SBR – 4	69.5
	Behre Dolbear Estimate	**69.0**
Haile	HBR – 7	68.4
	Behre Dolbear Estimate	**78.0**
Red Hill	RBR – 8	74.9
	RBR – 9	84.8
	Behre Dolbear Estimate	**78.0**
Mill Zone	MZAR – 184	73.4
	MZAR – 188	73.4
	Behre Dolbear Estimate	**73.0**
Ledbetter	**Behre Dolbear Estimate**	**78.0**
Chase Hill	**Behre Dolbear Estimate**	**78.0**

23.7 ENVIRONMENTAL CONSIDERATIONS

23.7.1 Environmental Baseline

Romarco will need to establish (document) environmental baseline conditions to support design, permitting, operation and closure of the Project. Listed below are brief summaries of each of the environmental disciplines needed, along with an assessment of time and cost to establish. In most cases, the environmental baselines have already been established.

23.7.2 Air Quality and Meteorology

This baseline was established to support original permitting. It is not anticipated that much additional data collection will be required. Air quality meteorology data and from other nearby sources can be used to model projected impacts from the proposed operation. This work can be done in 3-4 months and would cost approximately $50,000.

23.7.3 Surface Water and Groundwater (Flow, Depth, and Quality)

This baseline is well established at the site. It is being utilized to support/document reclamation and closure efforts. Regardless, there may be a need to document drainages not currently impacted by historical facilities. In addition, there will be a need to drill additional monitoring wells to establish baseline conditions below the tailings impoundment and possibly below overburden/waste disposal areas. This baseline can be established over a 1-year period and will cost between $300,000 and $400,000.

23.7.4 Soils and Geochemistry

Acid base accounting (static) and follow-up kinetic testing of ore and waste rock material will be required. Sample gathering can be completed in conjunction with exploration/development drilling.

Characteristics of the various rock types are better understood now than when the project was originally developed and permitted.

Regardless, confirmation testing will be necessary. Soils information must also be gathered to assess reclamation capabilities (and for possible use as liner/cap material). These baseline data gatherings can be completed in one year. Estimated costs for soils and geochemical testing is approximately $150,000.

23.7.4.1 Biological Resources (Vegetation and Wildlife)

Considerable work was done to establish this baseline in earlier permitting efforts. There are a few species of concern (but no listed Threatened or Endangered ones) that will have to be investigated. If necessary, special mitigation may be required. This baseline typically can be completed in 6 months to 1 year to establish (depending upon the time of year started). Estimated cost for documentation of additional lands is $80,000 to $100,000.

23.7.5 Cultural/Archaeology

As with other baselines, the majority of the project area has been inventoried for cultural and archaeological sites. However, the results of these investigations will have to be re-reviewed for significance. In addition, any new proposed facilities on land, not previously inventoried, will require inventory. This activity can be completed in 2 to 3 months. Estimated cost for the establishment of this baseline is $60,000.

23.7.6 Permitting

The Haile Project was previously permitted as a heap leach operation and most recently operated from 1984 though 1992. Reclamation and closure activities began shortly thereafter and have continued to date. The permitting history at the site and the fact that some permits are still active (and can be transferred) demonstrates that mining can be permitted in the state. In addition, there has been success with permitting, operation, and closure of the Ridgeway Mine, a project similar to that being proposed at Haile.

The regulatory agencies have also experienced a heap leach operation (Brewer Mine), which is close to Haile, which due to heavy rains, experienced a breach of a containment facility. The Brewer Mine also has suffered through inadequate capital funding resulting in an inability to close the mine properly. The State has foreclosed on the reclamation bond. The Brewer mine currently is a Superfund Site administered by the U.S. Environmental Protection Agency.

Interviews with agency personnel did not reveal any impediments to obtaining the necessary permits to construct operate and close a new operation at Haile. In addition, regulatory interviews did not reveal any new legislation or regulations that are being contemplated that could have an impact on mine permitting timeframes, schedules, or costs.

Many permits at Haile are still in effect, and may be transferred to Romarco if a deal is consummated. Listed below are the anticipated significant permits that will be necessary to construct, operate and close the Haile Project along with estimated review/approval times (after submittal of complete applications). These are:

	Permit	Regulatory Authority	Review Time
1)	Mining/Operating Permit*	SC Div. of Mining and Solid Waste Mgt.	1 year
2)	Air Quality Permit*	SC Bureau of Air Quality	8 mos. - 1 year
3)	Public Water Permit*	SC Bureau of Drinking Water	6 months
4)	Solid Waste Disposal Permit*	SC Bureau of Solid and Haz. Waste	6 months
5)	NPDES Permit*	SC NPDES Section/Bureau	1 year
6)	Dam and Reservoir Permit	SC Bureau of Water Resources	6 months
7)	Stormwater Permit*	SC NPDES Section/Bureau	2 months
8)	401 Certification	SC Dept. of Health and Env. Control	8 mos. - 1 year
9)	404 Permit	US Army Corp of Engineers	2 years
10)	Septic Tank Permit(s)*	Lancaster County Env. Health Div.	2 months
11)	Emergency Preparedness*	Lancaster County and Fire Dept.	1 month

*Permits marked with an asterisk are already in place with the current operation/operator and will need to be transferred/amended.

23.7.7 Social and Community Issues

Interviews with regulatory officials, nearby landowners and Haile/Kinross personnel did not reveal any fatal flaws or sensitive issues that would preclude project development. However, Romarco will have to develop a well-coordinated community affairs and Project Education Program. This program must keep the local community(s) and governmental agencies fully apprised of planned activities so that there are no surprises. In addition, lines of communication should be developed that seek input to proposed activities so that the impacted community becomes a part of the overall project. All discussions with community and regulatory officials were positive.

There is no past history of any organized opposition to the Haile Mine, but the emergence of an organized "community group" cannot be discounted. The "not in my back yard' syndrome has crept into virtually all aspects of American life and the Haile project is no exception. Romarco Minerals should factor in significant costs for additional or updated studies, an adequate time horizon and high-quality consulting, legal and public relations assistance if it decides to move forward with this project. The largest non-economic threat to this project is that it is delayed and frustrated to the point where it cannot move forward. The presence of the failed Brewer Mine in close proximity is a factor that needs to be addressed proactively. The success of the Ridgeway and the Haile reclamations should be highlighted to deflect criticism.

23.7.8 Closure Planning

The Haile Project is not yet adequately defined to determine a detailed reclamation and closure plan and associated costs. However, there are known two critical issues that will need to be addressed as part of project design, permitting, operation and closure to make this project work from a technical and financial perspective.

These are:

23.7.9 Acid Rock Drainage

Current and historic evidence indicate that ore and waste rock material contain sulfides capable of generating acid leachates (ARD). ARD can occur in the exposed pit walls, overburden/waste disposal sites (on surface and in-pit disposal sites), as well as within the tailings impoundment. Kinross has demonstrated success with management, reclamation, and closure of the first two situations. The latter situation (tailings disposal) will require the management and quick disposal of highly reactive tailings

within relatively inert flotation tailings in a lined flooded impoundment. This practice of tailings disposal management is not new and is used at many locations in North America. A water treatment plant should also be considered for water management purposes.

23.7.10 Water Management

Average annual precipitation at the site is nearly 50 inches, with evaporation averaging approximately 30 inches. This will require the need to design adequate diversion and containment systems around planned facilities. In addition, active management of water balance(s) of the various facilities will be necessary to contain storm events and/or anticipate rainy season solution and stormwater build-up.

The remaining facilities proposed at the Haile Project will be similar to those that have been closed (or are being closed) at this time. Historical maximum financial assurance numbers have been approximately $6.0 Million. While current facility specifics (location, area and volumes) have not been determined, in today's dollars this previous number could potentially double in order to adequately close facilities.

23.8 ROYALTIES

The only royalties would be in conjunction with obtaining the rights to the Snake pit.

23.9 CAPITAL

Project capital costs, summarized in Table 23.9, reflect preproduction stripping, all new equipment complete infrastructure and working capital. The planned mine life of 6 years leaves room to strategically reduce costs by accepting lower quality, but serviceable infrastructure.

TABLE 23.9
HAILE CAPITAL COST

Pre-production Stripping	$2,700,000
Mine Equipment	$12,184,000
Mill	$51,363,000
Mill Indirects, Engineering, and Construction	$8,176,000
Mill Contingency	$5,954,000
Infrastructure	$16,700,000
Working Capital	$4,950,000
Total	**$102,027,000**

23.10 OPERATING COSTS

Operating costs for the project have been determined based upon a full 365-day year. Mining operations include engineering, mining, mine maintenance, ore and waste haulage and stockpiling Milling operations include crushing, grinding, flotation, cynanidation, dewatering, tailings disposal and mill utilities. General and Administration costs include administration, accounting, purchasing, personnel relations, environmental, safety, warehousing and security.

Table 23.10 indicates the schedule of production and operating costs over the life of the project.

TABLE.23.10 PRODUCTION AND OPERATING COST (000's)									
Yr	-1	1	2	3	4	5	6	7	Total
Waste Tons	2,000	8,242	9,964	9,665	6,583	5,428	3,546	411	45,839
Reclaim Tons	0	0	00	0	1,609	4,536	6,418	4,893	17,456
Ore Tons	0	1,224	1,460	1,460	1,460	1,460	1,460	213	8,737
Mining Cost $	2,700	12,779	15,422	15,019	11,823	12,020	10,608	3,778	92,946
Milling Cost $	0	13,464	16,060	16,060	16,060	16,060	16,060	2,343	96,107
G&A Cost $	0	2,674	2,674	2,674	2,674	2,674	2,674	2,674	18,718
Total $	**2,700**	**28,917**	**34,156**	**33,753**	**30,557**	**30,754**	**29,342**	**8,795**	**190,181**

23.11 FINANCIAL MODEL

The economic performance of the Haile Mine was estimated using the capital and operating cost parameters previously noted. Scenarios were performed at gold prices ranging from $450 to $650 per ounce at $50 per ounce increments at discount rates at 0.5% increments. The results are summarized in Table 23.11 and are generally disappointing with positive values at meaningful discount rates beginning at $650 per ounce.

TABLE 23.11 FINANCIAL PERFORMANCE – HAILE MINE (AFTER-TAX NPV $MILLIONS)					
Gold Price ($/oz)	**Discount Rate**				
	5%	**7.5%**	**10%**	**12.5%**	**15%**
450	(58.4)	(60.7)	(62.2)	(63.1)	(63.7)
500	(36.7)	(41.5)	(45.3)	(48.2)	(50.4)
550	(15.9)	(23.3)	(29.2)	(33.9)	(37.7)
600	0.6	(9.1)	(16.6)	(22.7)	(27.6)
650	15.7	4.7	(4.3)	(11.7)	(17.8)
700	41.4	28.4	17.6	8.7	1.3
750	57.3	42.3	30.0	19.7	11.1
800	72.9	56.1	42.1	30.4	20.7
850	88.5	69.8	54.2	41.2	30.3
900	104.1	83.5	66.4	52.0	39.9
950	119.4	97.0	78.3	62.5	49.3
1,000	134.7	110.4	90.1	73.0	58.6

CERTIFICATE OF QUALIFICATIONS

Derek Rance

I, Derek Rance, P.Eng do hereby certify that:

1. I am Chairman and Senior Associate Behre Dolbear and Company Ltd.
   67 Yonge Street, Toronto, ON M5E 1J8

2. I am a graduate of The University of the Witwatersrand. B.Sc (Min Eng.) 1959
   University of Western Ontario, MBA 1963

3. I am registered as a Professional Engineer with Professional Engineers Ontario #38087011

4. I have worked as a Mining Engineer for a total of 45 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Mine Manager of Dickenson Mines for 9 years.
   - General Manager of IOC's Carol Lake Project for 9 years

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 1-6, 23.1, 23.3-23.. of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July, 2007 (the Technical Report).

7. I visited the Property on March 27-28, 2007

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated July 17, 2007

D. C. Rance

"Signed and sealed" Derek Rance P.Eng

CERTIFICATE OF QUALIFICATIONS

Stephen Keller

I, Stephen Keller, PG do hereby certify that:

1. I am Stephen M. Keller, Keller Geoscience, LLC, 4325 Iris Street,Wheat Ridge, Colorado 80033,USA

2. I am a graduate of Colorado School of Mines, Professional Degree, Hydrogeology, 1992 State University of New York (SUNY) College at Fredonia, M.S., Geology, 1974;
   SUNY at Buffalo, B.A., Geology, 1972

3. I am registered as a Professional Geologist (PG), State of Wyoming, #849, 1992

4. I have worked as a geologist and hydrogeologist for a total of 31 years since my graduation (1974). My relevant experience for the purpose of the Technical Report is:

   Geologist in drilling programs and resource assessments for a variety of mineral commodities. Field supervisor for a gold exploration program in the Carolina Slate Belt, including the area of the Haile gold mine.

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 7-15 and 17-21 of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July, 2007 (the Technical Report).

7. I visited the Property on March 27-31, 2007

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated July 17, 2007



"Signed and sealed" Stephen M. Keller .

CERTIFICATE OF QUALIFICATIONS

Mark Anderson

I, Mark Anderson do hereby certify that:

1. I am Chairman and Senior Associate Behre Dolbear & Company, Inc.
   966 Eighteenth St. Suite 1500, Denver CO 80202

2. I am a graduate of: Michigan Technological University with a B.S. Metallurgical Engineering.

3. I am registered as a Qualified Person with Mining, & Metallurgical Society of America. Qualified Person number is 01081QP.

4. I have worked as a Metallurgist for a total of 45 years since my graduation. My relevant experience for the purpose of the Technical Report is:

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 16, 21.2 of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July, 2007 (the Technical Report).

7. I have not visited the Property.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1. .

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated July 17, 2007

"Signed and sealed" Mark Anderson

News release, filed November 7, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **November 7, 2007**

ROMARCO INTERCEPTS ANOTHER 6 g/t GOLD IN PINE GROVE DRILLING

ROMARCO MINERALS INC. (TSXV: R) announces that it has obtained finalized gold results for the remaining assayed core from its summer 2007 drilling on the east side of its Pine Grove Project. Romarco has satisfied its work obligations on the eastern side of the property and is in the process of obtaining permits to expand drill access to the second target area at Pine Grove – the Rockland Mine. The Rockland Mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930's at a grade of 80 g/t (2.6 opt) gold equivalent . Drilling is expected to commence in the spring of 2008.

Final results from the first hole (PG-36C), were released in late July and contained the highest grade vein (20.9 g/t Au) obtained in drilling of the area to date. The second hole, PG-37C had a zone of 1.5m of 6.01 g/t Au and15 m of 0.27 g/t Au (see table below). PG-38C returned a 19 meter zone of 0.14 g/t Au centered around a 1.5 meters of 1.04 g/t Au at 340 meters depth.

Hole#	Depth m.	Interval m.	Depth ft.	Interval ft.	Gold	Silver
PG-36C	150.3-186.5	36.2	493-612	119	0.23 g/t	2.0 g/t
incl	183.5-185	**1.5**	602-607	**5**	**3.54 g/t**	7.7 g/t
	246.3-305.7	59.4	808-1003	195	1.09 g/t	14.9 g/t
incl	267.6-301.1	33.5	878-988	120	1.78 g/t	21.3 g/t
incl	267.6-269.1	**1.5**	878-883	**5**	**20.9 g/t**	**99.0 g/t**
incl	281.3-282.9	1.5	923-928	5	3.86 g/t	3.1 g/t
incl	285.9-287.4	1.5	938-943	5	2.59 g/t	3.1 g/t
incl	289.0-290.5	1.5	948-953	5	3.47 g/t	21 g/t
incl.	299.6-301.1	1.5	983-988	5	2.55 g/t	17.2 g/t
PG-37C	75.6-148.4	72.8	248-487	239	0.095 g/t	pending
	155.1-156.6	**1.5**	509-514	**5**	**6.01 g/t**	pending
	412.9-428.2	15.3	1354.5-1405	50.5	0.27 g/t	8.0 g/t
PG-38C	130.0-145.1	15.1	426.5-476	49.5	0.07 g/t	0.9 g/t
	331.6-350.8	19.2	1088-1151	73	0.14 g/t	1.1 g/t
incl.	333.1-334.6	1.5	1093-1098	5	1.04 g/t	0.8 g/t

The final two holes, PG-37C and PG-38C, were drilled to depths of 496 and 409 meters (1628 ft. & 1343 ft.), respectively. Both these holes were typified by narrower zones of gold mineralized altered rhyolite with random veining in the rhyolite and the surrounding sediments. PG-38C did achieve depths to intersect basement granite. This shallower granite intercept indicates to Romarco geologic staff that there is a large down drop to the east fault zone between PG-38C and PG36C. The significance of this fault will be reviewed this fall with analysis of project wide geologic interpretations.

Trace element analysis is currently pending for portions of the final two holes. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. Kirkness Diamond Drilling Company performed the drilling activities and American Assay Laboratories conducted primary assaying and ALS Chemex performed check assaying

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 170 unpatented claims and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). Romarco is developing gold producer with the Hail Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

Romarco is a developing gold company with the Haile Gold Mine in South Carolina, the Pinos Gold District in Zacatecas, Mexico and 3 exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed November 7, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, NV
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **November 7, 2007**

ROMARCO COMMENCES DRILLING ON RED CANYON, CORTEZ

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that it has commenced reverse-circulation drilling at the Red Canyon project (JV, earn-in with Miranda Gold Corp), located in the Battle Mountain-Eureka Trend, Eureka County, Nevada. A 6,000 ft (~1,830m) drilling program is anticipated in three unique target areas.

Romarco's drilling will test for southern extensions of gold mineralization at the Ice Prospect, where a previous hole intersected 95 ft of 0.117 oz Au/t from 20 to 115 ft (29.0m of 4.01 g Au/t from 6.1 to 35.1m). Additional drill holes, between the Ice Zone and Gexa Prospects, will test for deeper gold zones identified by the 2005 drilling campaign.

The Red Canyon project consists of 237 unpatented lode mining claims (7.7 square miles / 19.8 square kilometers) and adjoins U.S. Gold's Tonkin Springs property to the west. The project covers an erosional "window" that exposes altered, brecciated and silicified lower-plate carbonate rocks that are age equivalent to the rocks hosting the Cortez Hills discovery. Drilling in 2005 by Miranda's previous JV partner Newmont Mining Corporation identified an extensive hydrothermal system between the Ice and Gexa target areas. Newmont's holes encountered deep oxidation, moderate to strong silicification and select intervals of mineralized breccias. These alteration features combined with elevated gold confirm the presence of a deeper, previously unrecognized Carlin-style gold system.

Mr. Tom Kilbey, Romarco's Sr. Geologist is the Q.P. for the Red Canyon Project.

Romarco is developing gold producer with the Hail Gold Mine in South Carolina, a large gold district in Zacatecas, Mexico and exploration projects in Nevada.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

Certificate of qualified person (NI 43-101), filed October 30, 2007

CERTIFICATE OF QUALIFICATIONS

Mark Anderson

I, Mark Anderson, P.Eng., do hereby certify that:

1. I am Chairman and Senior Associate of Behre Dolbear & Company, Inc.
988 Eighteenth Street, Suite 1500, Denver, Colorado 80202 USA

2. I am a graduate of: Michigan Technological University with a B.S. Metallurgical Engineering.

3. I am registered as a Qualified Person with Mining, & Metallurgical Society of America. Qualified Person number is 01081QP.

4. I have worked as a Metallurgist for a total of 45 years since my graduation. My relevant experience for the purpose of the Technical Report is:

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 16, 21.2 of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July 2007 (the Technical Report).

7. I have not visited the Property.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information, and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated 17 July 2007

"Signed and sealed"
Mark Anderson, P.Eng.

Certificate of qualified person (NI 43-101), filed October 30, 2007

CERTIFICATE OF QUALIFICATIONS

Stephen Keller

I, Stephen Keller, PG, do hereby certify that:

1. I am Stephen M. Keller, Keller Geoscience, LLC
   4325 Iris Street, Wheat Ridge, Colorado 80033 USA

2. I am a graduate of Colorado School of Mines, Professional Degree, Hydrogeology, 1992
   State University of New York (SUNY) College at Fredonia, M.S., Geology, 1974;
   SUNY at Buffalo, B.A., Geology, 1972

3. I am registered as a Professional Geologist (PG), State of Wyoming, #849, 1992

4. I have worked as a geologist and hydrogeologist for a total of 31 years since my graduation (1974). My relevant experience for the purpose of the Technical Report is:

   - Geologist in drilling programs and resource assessments for a variety of mineral commodities. Field supervisor for a gold exploration program in the Carolina Slate Belt, including the area of the Haile gold mine.

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 7-21 of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July, 2007 (the Technical Report).

7. I visited the Property on March 27-31, 2007.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information, and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated 17 July 2007



"Signed and sealed"
Stephen M. Keller, PG

Certificate of qualified person (NI 43-101), filed October 30, 2007

CERTIFICATE OF QUALIFICATIONS

Derek Rance

I, Derek Rance, P.Eng., do hereby certify that:

1. I am Chairman and Senior Associate Behre Dolbear and Company Ltd.
   67 Yonge Street, Toronto, Ontario M5E 1J8

2. I am a graduate of The University of the Witwatersrand. B.Sc (Min Eng.) 1959
   University of Western Ontario, MBA 1963

3. I am registered as a Professional Engineer with Professional Engineers Ontario #38087011

4. I have worked as a Mining Engineer for a total of 45 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Mine Manager of Dickenson Mines for 9 years.
   - General Manager of IOC's Carol Lake Project for 9 years

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of Sections 1-6, 23.1, 23.3-23, of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July, 2007 (the Technical Report).

6. I visited the Property on March 27-28, 2007

7. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information, and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

11. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated 17 July 2007

D. C. Rance

"Signed and sealed"
Derek Rance, P.Eng.

Consent of qualified person (NI 43-101), filed October 30, 2007

CERTIFICATE OF AUTHOR

I, Bernard J. Guarnera, CMA, P. E., P.G., C. P. (Geology), do hereby certify that:

1. I am currently the president and chief executive officer of the minerals industry consulting firm, Behre Dolbear & Company, Inc., a Delaware corporation, with business office at 999 Eighteenth Street, Denver, Colorado, 80202 USA – Telephone: 303.620.0020 Facsimile: 303.620.0024 E-mail: guarnera@dolbear.com .

2. I graduated from the Michigan College of Mining and Technology (now Michigan Technological University) with a Bachelor of Science degree in Geological Engineering (Mining) in 1965 and a Master of Science in Economic Geology in 1967.

3. I am a registered member of the following professional and technical societies:

American Institute of Mineral Appraisers -	Certified Mineral Appraiser
Australasian Institute of Mining and Metallurgy -	Fellow and Chartered Professional (Geology)
Texas Board of Professional Engineers -	Professional Engineer 41852
Idaho Board of Registration for Professional Geologists -	Registered Geologist 510
Oregon Board of Geologist Examiners -	Registered Geologist 070
Mining and Metallurgical Society of America -	Qualified Professional Member
Canadian Institute of Mining, Metallurgy and Petroleum -	Member
Prospectors and Developers Association of Canada -	Member
Society of Economic Geologists -	Fellow
Society of Mining Engineers -	45-year member

4. I have practiced my profession continually for a total of 42 years since graduation from university and have acted in a responsible professional manner through-out this period.

5. I fulfill the requirements for Competent/Qualified Person under most reporting jurisdictions by reason of my education, work experience and affiliation with professional associations

6. I am responsible for the valuation section and the review of and technical editing of the report titled "Technical Report on the Haile Mine Project, Kershae, Lancaster County, South Carolina" dated July 2007 relating to the aforementioned property.

7. I have not had prior involvement with the properties that are the subject of the report.
8. I am not aware of any material fact or material change with respect to the subject matter of the report that is not reflected in the report, the omission to disclose which would make the report misleading.

9. I am independent of the client and owner of the property.

10. I consent to the filing of the report and any publication of it, including electronic publication.

Dated this 24th day of October 2007.

Bernard J. Guarnera, CMA, P.E. P.G., C.P. (Geology)

Technical report (NI 43-101), filed October 30, 2007

Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina

34° 34' 46" N Latitude
80° 32' 37" W Longitude

Prepared for:

Romarco Minerals, Inc.

Prepared by:

Behre Dolbear & Company (USA), Inc.

Mr. Derek Rance, P.Eng.
Mr. Stephen Keller, PG
Mr. Mark A. Anderson, P.Eng.
Mr. Bernard J. Guarnera, CMA, P.E. P.G., C.P. (Geology)

17 July 2007

999 18th Street, Suite 1500 Denver, Colorado 80202
Telephone: (303) 620-0020

Behre Dolbear Project 07-040

TABLE OF CONTENTS

1.0 SUMMARY ... 1
  1.1 LOCATION ... 1
  1.2 OWNERSHIP ... 1
  1.3 GEOLOGY ... 1
  1.4 HISTORIC RESERVES ... 2
  1.5 MINING ... 3
  1.6 METALLURGICAL TEST WORK ... 4
  1.7 PLANT DESIGN ... 4
  1.8 INFRASTRUCTURE ... 5
  1.9 ENVIRONMENTAL ... 5
    1.9.1 Acid Rock Drainage ... 5
    1.9.2 Water Management ... 6
  1.10 CAPITAL ... 6
  1.11 OPERATING COST ... 6
  1.12 PROJECT ECONOMICS ... 6
  1.13 RECOMMENDATIONS ... 6
2.0 INTRODUCTION ... 8
  2.1 TERMS OF REFERENCE ... 8
  2.2 SITE VISIT ... 8
  2.3 ELECTRONIC DISCLAIMER ... 8
  2.4 UNITS OF MEASUREMENT AND CURRENCY ... 8
3.0 RELIANCE ON OTHER EXPERTS ... 9
4.0 PROPERTY DESCRIPTION AND LOCATION ... 10
5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY ... 12
6.0 HISTORY ... 13
7.0 GEOLOGICAL SETTING ... 15
  7.1 REGIONAL GEOLOGY ... 15
  7.2 HAILE PROPERTY GEOLOGY ... 16
  7.3 HAILE PROPERTY STRUCTURE ... 17
8.0 DEPOSIT TYPES ... 18
9.0 MINERALIZATION ... 19
  9.1 CHARACTERISTICS OF MINERALIZATION ... 19
  9.2 GEOLOGY, SHAPE, DEPTH, AND CONTINUITY OF DEPOSITS ... 19
    9.2.1 Snake ... 19
    9.2.2 Mill ... 23
    9.2.3 Haile ... 25
    9.2.4 Red Hill ... 27
    9.2.5 Ledbetter ... 29
    9.2.6 Chase Hill ... 31
10.0 EXPLORATION ... 32
11.0 DRILLING ... 33
  11.1 DRILLING ... 33
  11.2 INTERPRETATION ... 33
12.0 SAMPLING METHOD AND APPROACH ... 36
13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY ... 37
14.0 DATA VERIFICATION ... 40

15.0 ADJACENT PROPERTIES 41
16.0 MINERAL PROCESSING AND METALLURGICAL TESTING 42
16.1 METALLURGICAL TESTING 42
16.2 FLOWSHEET DEVELOPMENT 43
16.3 MILL CAPITAL COSTS 43
16.4 MILL OPERATING COSTS 44
16.4.1 Production Schedule 44
17.0 MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES 46
17.1 GEOLOGY GRADE ZONE METHOD (POLYGON METHOD) 46
17.1.1 Grade Zone Block Model Method 47
17.1.2 Geostatistical Block Model Method 48
17.1.3 Lerchs-Grossman Pit Method 49
17.2 HMC COMPARISON OF RESOURCE ESTIMATES 50
17.3 "MODIFIED GEOLOGICAL RESERVE" ESTIMATES 51
17.3.1 Mill 52
17.3.2 Haile 52
17.3.3 Red Hill 53
17.3.4 Chase Hill 53
17.3.5 Ledbetter 53
17.3.6 Snake 53
17.4 SUMMARY 54
17.5 RESERVES AUDIT BY DERRY; MICHENER, BOOTH, AND WAHL 54
17.6 COMMENTARY ON RESOURCES AND RESERVES 55
18.0 OTHER RELEVANT DATA AND INFORMATION 56
18.1 UPSIDE POTENTIAL FOR THE SIX DEPOSITS 56
18.1.1 Mill 56
18.1.2 Haile 56
18.1.3 Red Hill 56
18.1.4 Chase Hill 56
18.1.5 Ledbetter 56
18.1.6 Snake 56
19.0 INTERPRETATION AND CONCLUSIONS 57
20.0 RECOMMENDATIONS 58
21.0 REFERENCES 59
22.0 DATE AND SIGNATURE 60
23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES 61
23.1 MINING 61
23.1.1 Mining Operations 62
23.1.2 Mining Fleet 63
23.1.3 Mine Schedule 63
23.1.4 Mine Backfill Capacities and Requirements 64
23.1.5 Mine Plan 65
23.1.6 Mining Costs 68
23.1.7 Personnel 68
23.1.8 Operating Cost 68
23.2 MILLING 69
23.3 INFRASTRUCTURE 69
23.4 GENERAL AND ADMINISTRATION OPERATING COST 70

23.5 INFRASTRUCTURE CAPITAL 71
23.6 RECOVERABILITY 71
23.7 ENVIRONMENTAL CONSIDERATIONS 72
23.7.1 Environmental Baseline 72
23.7.2 Air Quality and Meteorology 72
23.7.3 Surface Water and Groundwater (Flow, Depth, and Quality) 72
23.7.4 Soils and Geochemistry 73
23.7.4.1 Biological Resources (Vegetation and Wildlife) 73
23.7.5 Cultural/Archaeology 73
23.7.6 Permitting 73
23.7.7 Social and Community Issues 74
23.7.8 Closure Planning 74
23.7.9 Acid Rock Drainage 74
23.7.10 Water Management 75
23.8 ROYALTIES 75
23.9 CAPITAL 75
23.10 OPERATING COSTS 75
23.11 FINANCIAL MODEL 75

LIST OF FIGURES

Figure 4.1. Location of Haile Gold Mine 10
Figure 7.1. Regional Geology of the Carolina Slate Belt 15
Figure 7.2. Schematic Geologic Map of Haile Property 16
Figure 9.1. Snake Deposit – North-South Cross Section, Western Portion 21
Figure 9.2. Snake Deposit – North-South Cross Section, Eastern Portion 22
Figure 9.3. Mill Deposit – North-South Cross Section, Center of Deposit 24
Figure 9.4. Haile Deposit – North-South Cross Section, Center of Deposit 26
Figure 9.5. Red Hill Deposit – North-South Cross Section, Center of Deposit 28
Figure 9.6. Ledbetter Deposit – North-South Cross Section, Center of Deposit 30
Figure 9.7. Chase Hill Deposit – North-South Cross Section, Center of Deposit 31
Figure 23.1. Location of Haile Pits 61

LIST OF TABLES

Table 1.1 Modified Geological Reserve Estimates Compared to Geostatistical Reserve Estimates for the Six Haile Deposits/Pits 2
Table 13.1 Summary of AGI/HMC 1991-1994 Drilling Program 37
Table 16.1 Flotation Concentrate Leach Data 42
Table 16.2 Haile Mill Capital Costs 43
Table 16.3 Haile Mill Operating Costs 44
Table 16.5 Haile Mine Production Schedule 45
Table 17.1 Geology Grade Zone Method (Polygon Method) Resource Estimates (Measured, Indicated, and Inferred) for the Six Haile Deposits/Pits 46
Table 17.2 Geology Grade Zone Method (Polygon Method) Resource Estimates (Measured/Indicated) for the Six Haile Deposits/Pits 47
Table 17.3 Grade Zone Block Model Estimates for the Six Haile Deposits/Pits 48

Table 17.4 Lerchs-Grossman Pit Method Estimates (Measured/Indicated) for the Six Haile Deposits/Pits 50
Table 17.5 Modified Geological Reserve Estimates Compared to Geostatistical Reserve Estimates for the Six Haile Deposits/Pits 52
Table 23.1 Haile Mine Equipment List..... 63
Table 23.2 Pit Backfill Requirements..... 65
Table 23.3 Mine Plan And Rehandle Schedule 67
Table 23.4 List of Personnel 68
Table 23.5 Mine Operating Cost..... 68
Table 23.6 Haile Mill Operating Costs 69
Table 23.7 General and Administration Operating Cost..... 71
Table 23.8 Flotation Concentrate Leach Data 72
Table 23.9 Financial Performance – Haile Mine 76

1.0 SUMMARY

Behre Dolbear & Company (USA), Inc. (Behre Dolbear) was retained by Romarco Minerals, Inc. (Romarco) to prepare a National Instrument 43-101 Technical Report on the Haile Gold Mine Project. A further part of the assignment was to prepare a preliminary assessment of potential mining and metallurgical methodology and capital and operating costs to determine the potential economic viability of the mineral resource. This preliminary assessment is insufficiently detailed to allow the conversion of Haile mineral resources into a mineral reserve category.

1.1 LOCATION

The Haile property is located 3 miles northeast of the town of Kershaw, Lancaster County, South Carolina, USA.

1.2 OWNERSHIP

Kinross Gold Corp. is the current proprietor of the Haile Project that owns outright slightly over 600 acres, but this acreage does not include the essential Snake pit, which is deemed integral to the orderly development of the property. This land is held by Bowater Timber LLC No. 4, which is owned by Timberland Investment Resources. Millikan Forestry manages the field activities for Snake tract. Romarco are currently in an advanced negotiation stage with Bowater Timber to acquire the rights to the Snake tract.

1.3 GEOLOGY

The Carolina Slate Belt is the geologic setting for the Haile property and historic Haile gold mine. The Carolina Slate Belt and the adjacent (to the west) Charlotte and Kings Mountain belts make up the Carolina terrane, an exotic terrane accreted to North America during the tectonic plate collision that occurred from Late Precambrian through Early Cambrian time. Within the Carolina Slate Belt the gold deposit host rocks consist of a lower metavolcaniclastic sequence and an upper meta-epiclastic sequence, within a subduction-related volcanic arc that was active during the period of plate collision. The volcanic arc magmatism was accompanied by deformation and regional, low-grade metamorphism. Later the Carolina Slate Belt rocks were folded and faulted and then dike intruded. Then during Paleozoic and Mesozoic time, thick saprolite layers developed on the slate belt rocks. During Cretaceous time, the region submerged along with deposition of Coastal Plain sediments, and the subsequent uplift and erosion occurred.

On the Haile property the gold-mineralized zones generally strike northeast and dip steeply northwest. The formations and mineralized zones are complexly faulted and sheared, and the entire assemblage is crosscut by northwest-trending, Triassic-age diabase dikes. A thick saprolite unit overlies the bedrock geology, and the saprolite is overlain by Coastal Plain sediments.

The Haile gold mineralization is associated with a transition in lithologies occurring within an intra-arc volcanic basin of late Precambrian and Cambrian age. Romarco's senior geologist is of the opinion that Haile mineralization was structurally controlled, and that the shear zone played an important role in forming and concentrating the gold deposits.

Native gold, pyrite, and molybdenite are the principal ore minerals in the mineralized zones, and are found in a gangue of quartz and sericite. Primary locations for native gold are within quartz, on grain

boundaries of quartz and pyrite, and enclosed in pyrite grains. Molybdenite mostly occurs as fracture coatings in highly sheared central portions of mineralized zones. Pyrite occurs as coarse crystals distant from mineralized zones; as massive beds within and near the zones; as hydrothermal and metamorphic veinlets, stringers, and blobs; and also can be finely disseminated within silicified mineralized zones

1.4 HISTORIC RESERVES

Haile Mining Company (HMC), a joint venture of Amax Gold, Inc. and Piedmont Mining Company, made several estimations of resources and reserves at the Haile Mine. In 1994, HMC completed a series of iterations of resource/reserve estimations resulting in the declaration of a Proven/Probable reserve of approximately 780,000 ounces of gold at the property. Derry Michener Booth and Wahl (DMBW) audited the reserve in 1994 and found it acceptable. Table 1.1 presents a summary of the reserves as estimated by HMC and confirmed by DMBW.

TABLE 1.1
MODIFIED GEOLOGICAL RESERVE ESTIMATES COMPARED TO GEOSTATISTICAL RESERVE ESTIMATES FOR THE SIX HAILE DEPOSITS/PITS

Deposit/Pit	Modified Geological Reserve (measured/indicated) (oz gold)	Method Used for Modified Geological Reserve	Geostatistical Reserve (measured/indicated) (oz gold)
Mill	216,500	Geostatistical plus 16,000 oz from Lerchs-Grossman	200,430
Haile	109,100	Lerchs-Grossman	126,596
Red Hill	72,800	Lerchs-Grossman	93,268
Chase Hill	19,100	Lerchs-Grossman	21,252
Ledbetter	31,200	Grade Zone	27,154
Snake	333,500	Grade Zone	311,317
Total	**782,200**		**780,017**

Note: The Haile deposit modified geological reserve estimate has been corrected to 109,100 oz (by Lerchs-Grossman) from 93,900 oz (grade zone). The text in Woolverson (1994) specified that the Lerchs-Grossman estimate be used for the modified geological reserve estimate. The total for modified geological reserve accordingly has been revised to 782,200 oz from 767,000 oz.

The Historic Reserves presented in Table 1.1 displayed variances when compared to estimations made by other generally accepted methods. A review of reports also disclosed concern about the reliability of fire assays due to contamination at the external laboratory performing the analyses. Additionally, down-hole surveys showed variation based upon the direction of the drilling, resulting in implementation of an additional correction factor in the resource/reserve estimations.

The Qualified Person authoring this report nevertheless considers the 780,000 ounces of gold estimated by HMC to be a relatively valid estimate of the total amount of gold present at the Haile property. Based upon the date of the estimation, the deposit is classifiable as a Historic Reserve and in the opinion of the Qualified Person should now be considered as an Indicated Resource. *The reader is cautioned that the resource estimate possesses a degree of uncertainty due to prior contamination of assays and significant disagreement between estimation methodologies, which consequently poses a risk to the success of development.*

Due to the excessive size of the modeled blocks, the use of the existing database would potentially result, in an over dilution of the deposits. Accordingly it is recommended that additional drilling of the Haile deposit be conducted with concomitant fire assaying of the samples and resource estimate recalculation so as to remove the uncertainties of the prior work.

1.5 MINING

Mining at Haile will consist of the sequential mining of six small separate open pits at a nominal rate of 4,000 tons of ore per day at a 5.25:1 stripping ratio (including pre-stripping). A 6-year mine plan has been devised that will pre-strip 2 million tons prior to production During the first 3 years of production all of the mining capacity is engaged in ore production and waste stripping, much of which will be stockpiled prior to its being backfilled into completed pits. For the remaining 3 years, the direct mining requirements will fall to two-thirds to one-half of the equipment capacity, and the remaining capacity will be dedicated to rehandling stockpiled waste to backfill the mined out pits. Backfilling will be completed approximately 4 months after cessation of production.

During the 6-year production period all ore will be hauled by truck directly to the crusher. Waste material preferentially will be directly backfilled into a mined out pit provided that backfill space is available. If such direct space is unavailable and the waste has a high acid generating potential (AGP), it will be directed to the permanent acid rock storage facility. If the waste is "clean" and backfill space is unavailable, it will be stored in a temporary waste dump adjacent to the pit or used as construction material in the tailings impoundment.

Due to the small pit dimensions and the requirement for selective digging, ore will be mined by a 7.8-cubic yard backhoe excavator, while waste will be primarily dug with 8.3-cubic yard front-end loaders into 65-ton haul trucks for transport out of the pit. Drilling operations will be conducted using rubber-tired truck mounted rotary drills, capable of both hammer and tri-cone, drilling 6.75-inch diameter holes.

The mining sequence is scheduled to maintain a constant mill feed of 4,000 tpd. No ore is scheduled to be mined and stockpiled prior to processing. The pits require being backfilled as soon as possible following the completion of mining in order to minimize pit wall acid generation. Acid generating potential (AGP) waste rock will be backfilled into a pit as soon as possible following its initial mining. There limited space availability for AGP waste in the mined out pits, so the excess will be placed in a permanent storage facility and sealed. Clean waste rock with no AGP will be placed directly in the backfill sequence atop AGP waste or into temporary waste dump sites near the pit for ultimate disposal.

The pits will be backfilled to the point that the surface is free draining, then clay capped to minimize the infiltration of surface water into the pit. The backfill material will come from the mine waste. In order to reduce the rehandle of tons with its additional cost, pit-to-pit haulage will be used as much as practicable. However, in some cases, depressions will remain from the mined-out pit as a result of trying to minimize the amount of backfill rehandling, but these will be free-draining.

The mine plan calls for the following sequence of events:

- Year 0. Strip 2,000,000 tons primarily from the Snake pit and a smaller portion from the Haile pit.
- Year 1. Production ramp-up with Haile is the sole ore source and the Snake is being stripped.

- Year 2. The Haile Pit is exhausted by the second quarter and Snake becomes supplies the ore requirement. Haile will be backfilled without rehandle using the Snake waste.
- Year 3. Snake is the sole ore source and the Mill pit is being stripped.
- Year 4. Snake pit exhausts in the third quarter and the Mill pit becomes the primary ore source.
- Year 5. The Mill pit is the primary ore source with the Ledbetter pit a secondary ore source. Both pits exhaust during the year and the Red Hill is opened up.
- Year 6. Red Hill is the primary ore source. Red Hill exhausts late in the year and Chase Hill is started.
- Year 7. Chase Hill exhausts during the first quarter. Backfilling and reclamation activities continue until completion of all the backfilling activities.

1.6 METALLURGICAL TEST WORK

Detailed metallurgical test work is available for review for much of the deposit and areas where testing is not available can be reasonably estimated from available data. Gold recoveries estimated from available data for the proposed pits are:

- Snake 69%
- Haile 78%
- Red Hill 78%
- Mill Zone 73%
- Ledbetter 78%
- Chase Hill 78%

The weighted average recovery is 73%.

1.7 PLANT DESIGN

The proposed flowsheet for the Haile ores is predicated upon the excellent recovery of gold into a sulfide (pyrite) concentrate and acceptable cyanide recovery from the rougher pyrite concentrate. Gold losses are due primarily to inclusions of gold in solid solution in the pyrite and problems that may be caused by over grinding. Additional laboratory and pilot plant work should be done to fully develop the concentrator flow sheet.

The flowsheet includes primary gyratory crushing of mine run ore, transport of the ore to a coarse-ore stockpile and SAG mill grinding. The SAG mill discharge will be screened and the pebble oversize returned to the SAG mill. The screen undersize will be fed to the ball mill feed sump, which is in closed circuit with 20-inch cyclones. The cyclone underflow or oversize constitutes the circulating load and the cyclone overflow is the feed to flotation. The pulp will be subjected to rougher flotation only. The rougher concentrates will be dewatered, repulped and reground to approximately 80% <400 mesh Tyler. The reground concentrates will then be fed to six stages of CIL gold recovery followed by cyanide destruction. The loaded carbon will be screened, stripped, and returned to the CIL circuit. The strip solution will be introduced to electrolytic gold refining on steel wool followed by smelting to bullion.

1.8 INFRASTRUCTURE

The Haile Mine is located on Haile Gold Mine Road, which is a paved two-lane local highway that connects to the State road network.

The electrical power grid, water resources, roadways, and miscellaneous infrastructure appear to be adequate to support a restart of the Haile Mine. The needed on site electrical substations and other required plant elements will have to be engineered and installed. Water for plant operation can be sourced from the on site reservoir and sanitary water is sourced from existing deep wells.

1.9 ENVIRONMENTAL

Romarco will need to document environmental baseline conditions to support design, permitting, operation and closure of the Project. The required baseline data is:

- Air Quality and Meteorology;
- Surface Water and Groundwater (flow, depth and quality);
- Soils and Geochemistry;
- Biological Resources (Vegetation and Wildlife); and
- Cultural/Archaeology.

In most cases, a number of the required elements in these environmental baselines have already been established. It is estimated that the full baseline data can be assembled within one year.

The Haile Project was previously permitted as a heap leach operation and most recently operated from 1984 though 1992. Reclamation and closure activities began shortly thereafter and have continued to date. There is a permitting history at the site and some permits are still active and can be transferred.

Interviews with agency personnel did not reveal any impediments to obtaining the necessary permits to construct operate and close a new operation at Haile. In addition, regulatory interviews did not reveal any new legislation or regulations that are being contemplated that could have an impact on mine permitting timeframes, schedules, or costs.

Interviews with regulatory officials, nearby landowners and Haile/Kinross personnel were positive and did not reveal any fatal flaws or sensitive issues that would preclude project development. However, given the current environment in the United States, it is anticipated that significant opposition to the project will develop once plans to reopen the property are formally announced.

There are two critical issues that will need to be addressed as part of project design, permitting, operation, and closure to make this project work from a technical and financial perspective.

1.9.1 Acid Rock Drainage

Current and historic evidence indicates that ore and waste rock material contain sulfides capable of generating acid leachates (ARD). ARD can occur in the exposed pit walls, overburden/waste disposal sites (on surface and in-pit disposal sites), as well as within the tailings impoundment. The proposed mine plan fully incorporates the means to handle ARD in the pits, while the metallurgical plan considers means to safely dispose of the highly reactive tailings.

1.9.2 Water Management

The high annual precipitation at the site requires the need to design adequate diversion and containment systems around planned facilities. In addition, active management of water balance(s) of the various facilities will be necessary to contain storm events and/or anticipate rainy season solution and storm water build-up.

1.10 CAPITAL

Capital costs for the proposed mine, mill, and infrastructure are:

- Mine: $ 12,184,000
- Mill: $ 83,319,647
- Infrastructure: $ 16,700,000
- **Total: $112,203,647**

It is forecast that these sums will be invested over a 2-year period. They also contain an $18,000,000 contingency for unforeseen expenses, escalation, and delays. The costs were determined from analyzing past studies and budgets and updating them to reflect 2007 costs.

1.11 OPERATING COST

Operating costs for the Haile Mine are forecast to be relatively high due to the scattered nature of the deposit, the high stripping ratios, modest gold grades, small scale operation and forecast short mine life.

Total operating costs are estimated to be $15.13 per ton of ore mined initially and then decline to $14.78 per ton of ore mined. The largest single component is milling costs estimated to be $11 per ton of ore.

1.12 PROJECT ECONOMICS

The Haile Mine achieves positive cash flow in production Year 3 at a gold price of $550 per ounce. The project sustains profitability only at a gold price of $600 per ounce and then will only generate a modest percent internal rate of return. Higher recoveries, extension of the mine life or higher grade resources would positively influence these results. The short mine life combined with the high stripping ratios and relatively high capital cost significantly limits the project's potential. The project is not economic at long term average gold prices of $500 and marginal at or above $550 per ounce. Substantial gold price risk needs to be factored into any investment decision regarding the restart of the Haile Mine.

1.13 RECOMMENDATIONS

The following actions are recommended:

- Additional exploratory drilling in areas of interest to attempt to expand the available resource and therefore mine life.
- Conduct additional metallurgical testing to verify recoveries of the Ledbetter and Chase Hill deposits.
- Review capital requirements to determine if costs can be reduced.

- Estimate reclamation costs to a higher degree of accuracy.
- Review other possible options for the Haile Mine.

2.0 INTRODUCTION

2.1 TERMS OF REFERENCE

Behre Dolbear & Company (USA), Inc. (Behre Dolbear) was retained by Romarco Minerals, Inc. (Romarco) to prepare a National Instrument 43-101 Technical Report on the Haile Gold Mine Project. A further part of the assignment was to prepare a preliminary assessment of potential mining and metallurgical methodology and capital and operating costs to determine the potential economic viability of the mineral resource. This preliminary assessment is insufficiently detailed to allow the conversion of Haile mineral resources into a mineral reserve category.

The major information source for this report is the technical work and data that were produced by various consulting groups whose reports are listed in Section 21 of this report. The Qualified Persons have fully reviewed these reports and, where necessary, have updated and modified the conclusions and recommendations contained in these documents.

2.2 SITE VISIT

A visit to the Haile mine site was made on the 27-28 March 2007 by the following Behre Dolbear personnel:

- Mr. Derek Rance, P.Eng. – Project Manager and Mine Engineer
- Mr. Stephen Keller, PG – Geologist

Mr. Mark Anderson, P.Eng who prepared Section 16 – Mineral Processing and Metallurgical Testing did not visit the mine site.

2.3 ELECTRONIC DISCLAIMER

Electronic mail copies of this report are not official unless authenticated and signed by Behre Dolbear and are not to be modified in any manner without Behre Dolbear's expressed written consent.

2.4 UNITS OF MEASUREMENT AND CURRENCY

Measurement units used in this report are in the metric system. The currency is United States (US) dollars unless specifically stated otherwise.

3.0 RELIANCE ON OTHER EXPERTS

The Qualified Persons writing this Technical Report, Messrs. Derek Rance, Stephen Keller, and Mark Anderson drew much of their information from previous consultants' work, which the documents are listed in Section 21.

The Qualified Persons writing this Technical Report have assumed that the declarations of legal rights to the owned and leased patented and unpatented claims constituting the Haile Mine property as described in this report are correct. No attempt was made to confirm the legality of licenses conferring the rights to mine, explore, and produce gold and other metal products and accordingly disclaims any responsibility or liability in connection with such information or data.

4.0 PROPERTY DESCRIPTION AND LOCATION

The Haile property and mine reclamation site are located 3 miles northeast of the town of Kershaw in Lancaster County, South Carolina (see Figure 4.1). Lancaster County lies in the north-central part of the state. The city of Lancaster, county seat of Lancaster County, is approximately 30 miles south of Charlotte, North Carolina and Kershaw and the Haile property are approximately 17 miles southeast of Lancaster.


Charlotte, N. C.
Rock Hill
NORTH CAROLINA
SOUTH CAROLINA
Lancaster
Lancaster
County
Kershaw
Haile Mine
Wateree Lake
Columbia
0
10
20 mi.
Charlotte
Kershaw
Columbia
SOUTH CAROLINA
, Inc.
Location
Haile Gold Mine
Lancaster Co., South Carolina
April 1994

Figure 4.1. Location of Haile Gold Mine

The approximate geographic center of the property is at 34° 34' 46" N latitude and 80° 32' 37" W longitude. Within the Haile property there are six deposits addressed by the present report: Mill, Haile, Red Hill, Chase Hill, Ledbetter, and Snake. The deposits lie within an area extending from South Carolina state plane coordinates 2136300 E to 2142300 E, and from 573700 N to 576300 N. This area of approximately 350 acres is approximately 2,600 feet wide (north-south) and 5,900 feet long (east-west).

During operations, the Haile Project controlled approximately 3,300 acres of private and leased land. With reclamation activities being performed over the last 13 years, and with no party planning to resume mining activities, much of the formerly controlled land was sold or leases were terminated. At the present time, the Haile Project owns outright slightly over 600 acres but this acreage does not include the Snake pit that is considered to be critical to the project. The land covering the Snake pit is presently held by Bowater Timber LLC No. 4, which is owned by Timberland Investment Resources. Millikan Forestry manages the field activities for the Snake tract. This pit is deemed integral to the orderly development of the property and discussions are being presently held to procure leases to this property.

Kinross presently manages the ongoing reclamation project at Haile. Reclamation is based upon innovative passive systems that minimize potential for ARD generation, eliminate the need for long-term active treatment, and require little or no long-term maintenance. An example is the Snake pit reclamation, where acidic mine waste has been permanently isolated from precipitation inflow. The waste rock was amended with lime and backfilled into the former Snake pit. The backfill was covered with successive layers of organic material and lime-amended soil, and a shallow pond with a downstream spillway was placed over these layers (Rowe and Turner, 2005). It was observed during the March 2007 site visit that at least one of the Haile property reclamation ponds has become a highly viable fish habitat.

5.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Haile property and its surroundings lie within the Piedmont physiographic province of the southeastern United States. This province trends from southwest to northeast, and is bounded by the Coastal Plain to the east and the southern Appalachian Mountains to the west. The southeastern Piedmont is characterized by gentle topography and rolling hills, dense networks of stream drainages, and red-brown soil and saprolite.

The elevation of the property ranges approximately from 400 feet to 550 feet above mean sea level. The topography is the result of dissection by the perennial, southwest-flowing Haile Gold Mine Creek and by its intermittent, southeast and northwest-flowing tributaries. The ground slopes within the drainages are gentle to moderate (approximately 9% to 13%), and the upland slopes above the drainages are gentle to nearly flat (1% and less). Haile Gold Mine Creek enters the southeast-flowing Little Lynches River at a point approximately 1 mile southwest from the mine site. The property is heavily wooded with both pine and hardwood forests.

The South Carolina Piedmont has a humid subtropical climate. Summers are hot and humid with daytime temperatures averaging between 86°F and 92°F. .Winters are mild and wet, but overnight temperatures can be below freezing. Average annual precipitation approaches 50 inches with an annual evaporation of only 30 inches. Precipitation is abundant throughout the year and March is the wettest month. Snowfall is less than 6 inches per year. South Carolina taken at large averages, approximately 50 days of thunderstorm activity per year and averages 14 tornadoes annually.

Access to the Haile property is by taking South Carolina Route 601 northeast from Kershaw for approximately 2 miles, then proceeding approximately 0.5 miles east on Haile Gold Mine Road (paved) to the Haile Mine entrance. The entrance is on the north side of the road. A network of maintained, unpaved dirt roads provides access to the property, and is used regularly by Kinross reclamation personnel.

6.0 HISTORY

In 1827, gold in the Haile vicinity was discovered by Colonel Benjamin Haile, Jr., reportedly while looking for gravel in a creek flowing through his property; gold occurrences in streams subsequently were traced to what is now the Haile Mine site. Placer gold was extracted during the early mine stages, and by 1829 lode gold from Haile reached the U.S. Mint in Philadelphia. In 1838, a five-stamp crushing mill was built at the site. Gold production continued up into the Civil War, but toward the war's end the mine machinery was destroyed by Union troops under General Sherman. In approximately 1880, a 20-stamp mill was constructed, and shortly after 1889, the extraction of gold from sulfide ores was made possible using a barrel chlorination process; this process became well known in the mining industry of the time (Culvern, 2006).

In 1908, the Haile operation was closed after a fatal boiler explosion, and in 1913 a cyanide plant was constructed in an unsuccessful attempt to extract gold from "tailings" from earlier mining. Pyrite was mined at Haile from 1914 to 1918 and was used to produce sulfuric acid.

From mid-1937 up to 1942, there was large-scale gold production from the mine, and operations included a cyanide extraction process. The operation included relatively low-grade ores and the production rate was as high as 350 tons per day. Nearly every 2 weeks, the mine shipped a 65-pound brick to the Philadelphia mint. The brick was approximately 60% gold, 20% silver, and 20% impurities, and was valued at $17,000 during that period (Culvern, 2006). The Haile Mine was closed in 1942 by a presidential order mandating the closure of certain non-essential industries during wartime. By this time, the Haile Mine had produced as much as $6.6 million worth of gold (in 1942 dollars).

From 1951 through the present (2007), the Mineralite Mining Corporation (Kershaw, South Carolina) has mined Mineralite® from open pits near the historic Haile Mine pits. This industrial product is a mixture of sericite, kaolinite, quartz, and feldspar and is used in manufacturing insulators and paint.

In 1966, there was a revival of interest in the Haile gold deposits, beginning with the investigations of geologist Earl M. Jones, who later was to become president of Piedmont Mining Company (PMC) (Culvern, 2006). Between 1973 and 1977, Cyprus Exploration Company carried out an extensive exploration program and calculated the Haile resources at 186,000 ounces of gold with ore having an average grade at 0.062 ounces per ton (opt). During the late 1980s, Westmont/Nicor drilled out a small, low-grade resource on the property.

Between 1981 and 1985 Piedmont Land and Exploration Company (later Piedmont Mining Company, Inc.) explored the historic Haile Mine and surrounding property. PMC mined the Haile deposits from 1985 to 1992, producing 85,000 ounces of gold from an open pit heap leach operation.

In 1991 and 1992, Amax Gold, Inc. (AGI) performed an extensive exploration program on the Haile property under an exploration option with PMC. In 1992, AGI and PMC formed Haile Mining Company (HMC) as a joint venture and from 1992 to 1994 HMC completed a program of exploration/development drilling, property evaluation, mineral resource estimation, and technical report preparation (Wells and Woolverson, 1993). At the end of the AGI/HMC program (1994), the gold reserve was stated by HMC as 780,000 ounces of gold – 8,736,000 tons with average grade of 0.089 opt. Because of unfavorable economic conditions at the time, AGI did not proceed with mining, but began a reclamation program to mitigate acid rock drainage (ARD) conditions at the site.

Kinross Gold Corp. acquired AGI in 1998, assumed AGI's portion of the HMC joint venture, and later purchased PMC's interest. Because Haile was a low priority compared to larger and more profitable prospects, Kinross decided not to reopen the mine but did continue the reclamation effort. The reclamation has proceeded through the present (2007) and has been highly successful.

7.0 GEOLOGICAL SETTING

7.1 REGIONAL GEOLOGY

The Carolina Slate Belt (Slate Belt) is the geologic setting for the Haile property and historic Haile gold mine, and also for the Brewer gold mine to the northeast and Ridgeway gold mine to the southwest. The Slate Belt and the adjacent (to the west) Charlotte and Kings Mountain Belts make up the Carolina terrane, an exotic terrane accreted to North America during the tectonic plate collision that occurred from Late Precambrian through Early Cambrian time. Figure 7.1 is a regional geologic map taken from Feiss and others (1993) and shows the locations of the Slate Belt and the Haile and Ridgeway gold mines. Within the Slate Belt, the gold deposit host rocks consist of a lower metavolcaniclastic sequence and an upper meta-epiclastic sequence, within a subduction-related volcanic arc that was active during the period of plate collision. In the Piedmont of north-central South Carolina the Persimmon Fork Formation is the metavolcanic sequence and the Richtex and Asbill Pond Formations make up the meta-epiclastic sequence (Feiss and others, 1993). The volcanic arc magmatism was accompanied by deformation and regional, low-grade metamorphism. Later, the Slate Belt rocks were folded and faulted by the Alleghanian orogeny, and the regional tectonic grain (strike of outcrops and trend of fold axes) is northeast (Dennis, 1995). Subsequent geologic history in the Piedmont included dike intrusion during Paleozoic and Triassic time, development of a thick saprolite layer on the Slate Belt rocks, submersion of the region along with deposition of Coastal Plain sediments during Cretaceous time, and subsequent uplift and erosion.


80°E
Carolina terrane
0 40 km
VA
NC
INNER PIEDMONT TERRANE
CHARLOTTE & KINGS MOUNTAIN BELTS
ROANOKE RAPIDS TERRANE
SPRING HOPE TERRANE
CHARLESTON TERRANE
GH
C
H
B
R
BH
SC
GA
Upper Sedimentary sequence
Felsic pyroclastic sequence & Lincolnton metadacite
566 Ma
(1)
Asbill Pond-Richtex fms.
Persimmon Fork Fm.
520 Ma
(2)
Albemarle Gp.
Uwharrie Fm.
Virgilina Gp.
540 Ma
586 Ma
(3)

Carolina volcanic slate belt is part of the Carolina terrane lying between Charlotte and Kings Mountain belts on the northwest and Charleston-Spring Hope, and Roanoke Rapids terranes on the southeast (Horton et al., 1989). Pattern represents areas in slate belt underlain by metavolcanic- and metavolcaniclastic-dominated units; areas of metasedimentary rocks are unpatterned (Triassic rift basins are not shown). Generalized slat belt stratigraphic columns, (1) eastern Georgia (after Whitney et al., 1978), (2) central South Carolina, and (3) central North Carolina (after Butler and Secor, 1991), are not to scale. Producing gold mines in South Carolina and major mineral districts mentioned in the text: BH – Barite Hill Mine and Lincolnton-McCormick District, R – Ridgeway Mine, H – Haile Mine, B – Brewer Mine, GH – Gold Hill District, C – Cid District; NC = North Carolina, SC = South Carolina, VA = Virginia, GA = Georgia.

Figure 7.1. Regional Geology of the Carolina Slate Belt

7.2 HAILE PROPERTY GEOLOGY

On the Haile property the Persimmon Fork and Richtex Formations, and also the gold-mineralized zones, generally strike northeast and dip steeply northwest. The formations and mineralized zones are complexly faulted and sheared, and the entire assemblage is crosscut by northwest-trending, Triassic diabase dikes. A thick saprolite unit overlies the bedrock geology, and the saprolite is overlain by Coastal Plain sediments.

Figure 7.2 is a schematic geologic map of the Haile property, with locations of the six gold deposits (shown as pit outlines). The map was based upon a classification system of eight lithologic units used by HMC geologists for logging diamond drill core and reverse circulation cuttings (and subsequently used by HMC in its grade zone block model).


EXPLANATION
PROPERTY GEOLOGY

Figure 7.2. Schematic Geologic Map of Haile Property

The following are the lithologic units summarized from Woolverson (1994):

Laminated Unit – Primary host rock for mineralized zones, considered to be the meta-epiclastic Richtex Formation. Fine grained, laminated to bedded, with strong metamorphic cleavage; colored gray, green,

tan, and pink. Laminae and bedding disrupted by soft-sediment deformation, folding, and shearing. Mineral composition is quartz, sericite (up to 50%), pyrite (less than 10%), chlorite, and pyrrhotite formed during metamorphism and hydrothermal alteration. Unit contains a local marker bed of red or green, laminated, metamorphosed mudstone.

The Volcaniclastic Unit includes metavolcanic rocks, dacitic to andesitic in composition; tuffaceous, epiclastic, or porphyritic in texture; buff, gray, white, or green in color. The dominant mineralogy is Feldspar, quartz, biotite, and chlorite. Fine to coarse pyroclastic and epiclastic material is an important constituent of this unit. There are three volcaniclastic subunits.

Volcaniclastic Tuff Breccia – Coarse grained, poorly sorted, massive, light colored, with weak cleavage. Thirty percent subangular to subrounded lithic clasts in a fine-grained matrix.

Volcaniclastic Arenitic Tuff – Dominated by fine to medium-grained quartz, moderately sorted, massive to weakly layered, light colored, with weak cleavage. Some intervals described as arenitic tuff may actually be mylonite in fault or shear zones.

Feldspar Porphyry – Fine to medium grained, massive, dense, unfoliated, crystal-rich ash-flow tuff. Characterized by white feldspar phenocrysts in a dark, fine-grained, glassy matrix.

Paleozoic Undifferentiated Dikes – These intrude the above units. Medium to fine grained, with spheroidal or mottled texture and strong alteration, and gray, buff, tan, and green in color. Below oxidized zone, dikes are altered to clay, chlorite, and carbonate.

Mesozoic (Triassic) Diabase Dikes – Diabase is medium to fine grained, dense, black to brown, and magnetic. Dikes can have narrow chilled margins with intruded rock, but there is local contact metamorphism in the intruded rock. Mesozoic diabase dikes can be associated with earlier, Paleozoic dikes in the same structural zones.

Saprolite – Thick, structureless, dense, unconsolidated, clay-rich, red-brown residuum from weathering of Carolina Slate Belt rocks.

Coastal Plain Sand – Cretaceous Middendorf Formation, thickness up to 75 feet on the Haile property, thinning to the west. Upper layer is clean, tan, quartz sand; middle layer is white to red sand with some clay; and lower later is oxide-cemented coarse gravel and sand.

7.3 HAILE PROPERTY STRUCTURE

The rock units of the Haile property strike northeast and dip moderately to steeply northwest. A major east- to northeast-trending shear zone extends across the property. Two series of faults, trending east-northeast and trending north-northwest, offset the lithologic units and mineralized zones. Some east-northeast faults have both normal and strike-slip displacements. Faults in both orientations were possible conduits for gold-bearing hydrothermal fluids. Some small-scale folding occurs on the property, but shearing and faulting appear to be the dominant structural feature. The contact between the volcaniclastic unit (Persimmon Fork Formation) and the (epiclastic) laminated unit (Richtex Formation) (see Figure 9.2) is either depositional or tectonic.

8.0 DEPOSIT TYPES

The geology and gold deposits of the Haile mine and the Ridgeway mine are similar. The Ridgeway mine (now closed) is approximately 50 miles southwest of Haile and, like Haile, is situated in the Persimmon Fork and Richtex Formations of the Slate Belt. Gillon and others (1998) presented results of an extensive investigation of the geology and ore genesis at Ridgeway. As at Haile, gold mineralization at Ridgeway was associated with a transition in lithologies occurring within an intra-arc volcanic basin of late-Precambrian and Cambrian-age. Pyroclastic felsic volcanism of the Persimmon Fork Formation was succeeded by submarine mafic volcanism and turbidite clastic sedimentation of the Richtex Formation.

Prior to presenting a new model for Ridgeway, Gillon, and others (1998) summarized the past hypotheses for the origin of Ridgeway and Haile-type gold deposits, recognizing that the subject had long been debated.

The first was a syngenetic-exhalative model, in which ore was deposited as siliceous sinters in hot springs or fumaroles in proximity to felsic volcanism. Gold deposits as seen in cross section would be asymmetric, having a sericitic alteration zone, and with gold mineralization deformed into a metamorphic cleavage.

The second was an epigenetic-synmetamorphic model, in which gold deposits formed in structurally extending portions of regional shear zones. This concept called upon intense pressure solution and transposition to either remobilize syngenetic gold (e.g., pre-existing gold deposited by a hot springs exhalative process) or to provide all of the gold mineralization. Mineralized zones would be oriented along the fabric of deformation and associated metamorphism.

Gillon and others consider Ridgeway consists of syngenetic-exhalative mineralization followed by a syntectonic-epithermal overprint. As in the syngenetic-exhalative model, the extension of the volcanic basin caused faulting, hydrothermal activity, sedimentation, and the resulting formation of gold deposits. The basin subsequently closed, complexly deforming and metamorphosing the rocks, and imprinting them with a slaty cleavage. During the deformation there was a subsequent event of epithermal mineralization, possibly driven by the introduction of magmatic fluids. This event transposed some of the previously emplaced gold mineralization and thus locally enhanced the grade of the deposit. Subsequent faulting offset the rock units and mineralized zones.

HMC (Woolverson, 1994) proposed a structural origin for gold mineralization at the Haile property. Broad regional folding induced strain in the local rock units and strain was accompanied by metamorphism and by introduction of gold-bearing hydrothermal fluids. This episode was followed by metamorphism, local folding, reactivation of shear, and probable remobilization of gold. Some faults later were reactivated, displacing rock units and mineralized zones. HMC's model somewhat resembles the epigenetic-synmetamorphic model summarized above. It is Romarco's senior geologist's opinion that Haile mineralization was structurally controlled, and that the shear zone (see Section 7 and Figure 7.2) played an important role in forming and concentrating the gold deposits.

9.0 MINERALIZATION

9.1 CHARACTERISTICS OF MINERALIZATION

The northeast-trending shear zone introduced in Section 7 (see Figure 7.2) has weak to intense cleavage, with strike-slip displacement accompanied by brecciation and mylonitization, exhibiting schistose texture and some folding. As interpreted by Woolverson, 1994, the gold-mineralized zones on the Haile property are moderately to steeply-dipping bodies within an east-northeast-trending flexure zone adjacent to the shear zone. The flexure zone is approximately 1,500 feet wide (northwest to southeast) and 1.5 miles long (southwest to northeast). It is hydrothermally altered and mineralized, and rock units within the flexure display metamorphic cleavage (especially the laminated unit). Gold deposits are associated with a transition from a lower sequence of andesitic and pyroclastic rocks with minor basal mafic lavas, to an upper sequence of epiclastic sedimentary units and minor lava and ash flows (Feiss and others, 1993).

Woolverson (1994) listed the following features of gold-mineralized zones at the Haile property. The zones are within the epiclastic laminated unit, are within or adjacent to the shear zone, are at or near the structurally disrupted contact of the laminated unit with the (structurally) overlying volcaniclastic unit, are between or adjacent to one of the two primary strike-slip faults on the property, have associated quartz-pyrite-molybdenum, and display brecciation/mylonitization.

Alteration at the Haile property is mainly associated with the shear zone described above. The central core of alteration in the shear zone is that of quartz-pyrite-sericite, and grades outward through quartz-sericite-pyrite into sericite-chlorite-carbonate. Within the mineralized zones quartz is dominant (greater than 80%), pyrite is subordinate (generally up to 10%), and sericite is variable, occurring in fractures and disseminated with quartz. Moving outward from the center of a mineralized zone, quartz and pyrite decrease and sericite increases. At least four stages of both silicification and pyritization have occurred in the mineralized zones. Hydrothermal alteration related to mineralization can be difficult to distinguish from certain metamorphic effects (Woolverson, 1994).

Native gold, pyrite, and molybdenite are the principal ore minerals in the mineralized zones, and are found in a gangue of quartz and sericite. Primary locations for native gold are within quartz, on grain boundaries of quartz and pyrite, and enclosed in pyrite grains. Molybdenite mostly occurs as fracture coatings in highly sheared central portions of mineralized zones. Pyrite occurs as coarse crystals distant from mineralized zones; as massive beds within and near the zones; as hydrothermal and metamorphic veinlets, stringers, and blobs; and also can be finely disseminated within silicified mineralized zones (Woolverson, 1994).

9.2 GEOLOGY, SHAPE, DEPTH, AND CONTINUITY OF DEPOSITS

HMC's digitized north-south cross sections and their TechBase north-south and east-west cross sections were reviewed together with DMBW's single cross section of the Chase Hill deposit. The deposits were ordered in terms of their estimated size, and evaluated, and subjectively ranked their deposit continuity (except for Chase Hill, for which only one cross section was available). Continuity was observed to be better in the dip direction (northwest) than in the strike direction (northeast).

9.2.1 Snake

Snake is the largest of the deposits, with a resource estimated at 333,500 ounces of gold by the modified geological method and 311,317 ounces by the geostatistical method. The approximate geographic center

of the deposit, based on the (design pit for resource estimates shown in Figure 7.2, is at South Carolina state plane coordinates 575660 N and 2141500 E. Figures 9.1 and 9.2 are HMC digitized north-south cross sections close to the center of the design pit. These sections are 350 feet apart and located on either side of a major north-south fault displacing the deposit. The laminated unit is the host rock for the mineralized zones, which are steeply dipping and offset by numerous faults (Woolverson, 1994). The laminated unit is bounded on the north and south by the volcaniclastic unit, and inside the pit boundary there are two lenses of the volcaniclastic unit within the laminated unit. The mineralized zones are offset by high-angle reverse faulting. The overall length (north-south dimension) of the Snake deposit is approximately 1,500 feet.

Inside the pit boundary in both cross sections, the main portion of the Snake deposit is a tabular to lenticular body that divides up-dip and southward. Note that mineralized zones, as indicated by HMC on the cross sections, are defined by a grade cut-off of 0.025 opt (ounces per ton). In Figure 9.1 there are two smaller mineralized zone lenses south of the main portion. The apparent dip of the deposit is approximately 60 degrees north. Below the pit floor in Figure 9.1 there is a short, thin extension of the main portion of the deposit, to approximately 150 feet down-dip from the pit floor. Also below the pit floor are two long mineralized zone lenses apparently offset by faulting and two smaller lenses lying below these. In Figure 9.2, a substantial part of the deposit main portion lies below the pit floor, and there are three small mineralized zone lenses lying below this extension. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 80 feet to 940 feet. Cross sectional thickness and width of the deposit main portion (above the pit floor) are approximately 100 feet x 500 feet. The average drill hole spacing in Figure 9.2 (including drill holes apparently projected to the section), within the deposit limits, is approximately 70 feet.

HMC's Techbase north-south cross sections of Snake were reviewed to evaluate deposit continuity. These are spaced at 100 feet and cover an east-west distance of 1,500 feet across the deposit. Moving along strike through the sections from west to east: from cross sections 2140900 E through 2141200 E continuity is apparently good to fair; from 2141300 E through 2141800E the continuity of the overall deposit outline is good to fair, but there is pronounced branching and division of mineralized zones within this outline; at 2141900 E there is a sharp reduction in number and size of mineralized zones; and the zones become small, few, and scattered from 2142000 E through 2142400 E. Snake deposit continuity was subjectively ranked as fair, with a rank of four (second poorest) among the five deposits evaluated.


EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Volcaniclastic Arenite Tuff
Quartz Vein
Fault Zone
801 Pit
HAILE MINING COMPANY, INC.
SECTION 2141300 EAST
LOOKING EAST
SNAKE DEPOSIT AREA
Lancaster County, South Carolina
575000N
575500N
576000N

Figure 9.1. Snake Deposit – North-South Cross Section, Western Portion


EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Volcaniclastic Arenite Tuff
Fault Zone
HAILE MINING COMPANY, INC
SECTION 2141650 EAST
LOOKING EAST
SNAKE DEPOSIT AREA
Lancaster County, South Carolina
Figure 4.8

Figure 9.2. Snake Deposit – North-South Cross Section, Eastern Portion

9.2.2 Mill

Mill is the second largest of the deposits, with resource estimated by HMC at 216,500 ounces of gold by the modified geological method and 200,430 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 574490 N and 2136910 E. Figure 9.3 is an HMC digitized north-south cross section close to the center of the design pit. Most of the mineralized zones are within the laminated unit, and the largest mineralized zone is thick, stratabound, and moderately dipping (Woolverson, 1994). The laminated unit is bounded above and below by volcaniclastic units and to the north by a diabase dike. The lower volcanisclastic unit contains three small mineralized zones. The laminated unit and mineralized zones are offset by two high-angle normal faults. The overall length of the Mill deposit is approximately 1,200 feet.

Inside the pit boundary the deposit consists of one large, apparently tabular mineralized zone offset by a fault in its northern end. The apparent dip of this zone and other zones on the cross section is approximately 30 degrees north. The down-dip and northward portion of the large zone extends 240 feet below the pit floor. Also below the pit floor are one medium-sized mineralized zone and four small zones. The medium zone (north side) impinges on the pit floor and extends 210 feet below the floor; the four small zones lie from 60 feet to 160 feet below the floor. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, is approximately 500 feet on both the north and south ends of the deposit. The cross sectional thickness and width dimensions of the large zone within the pit are 110 feet × 400 feet, and its extension below the pit floor is 40 feet x 200 feet. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 80 feet.

HMC's Techbase north-south cross sections of Mill were reviewed to evaluate deposit continuity. These are spaced at 100 feet and cover an east-west distance of 800 feet across the deposit. Moving along strike through the sections from west to east: from cross sections 2136400 E through 2136700 E there is good continuity of the faulted mineralized zones; an additional, large mineralized zone appears in 2136800 E and has good continuity through 2137100 E; at 2137200 E this large zone begins to change to sets of apparently continuous, smaller zones separated by dikes; and by 2137600 E the zones decrease in size and are confined to the south side of the cross section. Mill deposit continuity was subjectively ranked as good to fair, with a rank of two (second best) among the five deposits evaluated.


EXPLANATION
Coastal Plain Sand
Saprolite
Diabase Dike
Red Bed Laminated Unit
Volcaniclastic Unit
Laminated Unit
Fault Zone
801 Pit
≥ .025 opt Au
HAILE MINING COMPANY, INC.
SECTION 2136900 EAST
LOOKING EAST
MILL DEPOSIT AREA
Lancaster County, South Carolina
Figure 4.6
574000N
574500N
575000N

Figure 9.3. Mill Deposit – North-South Cross Section, Center of Deposit

9.2.3 Haile

Haile is the third largest of the deposits, with a resource estimated by HMC at 109,000 ounces of gold by the modified geological method and 126,596 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 574200 N and 2138000 E. Figure 9.4 is an HMC digitized north-south cross section close to the center of the design pit. The laminated unit is the host rock for the multiple, steeply dipping mineralized zones. On the north the laminated unit is bounded by the volcaniclastic unit, and on the south the laminated unit is bounded by the volcaniclastic unit and the underlying felsic porphyry. In this cross section the Haile deposit is not offset by faulting. The overall length of the Haile deposit is approximately 1,000 feet.

Inside the pit boundary, and within a north-south distance of approximately 450 feet, there are eight mineralized zones. The mineralized zone shapes are tabular to lenticular. Their apparent dips range approximately from 80 degrees north (south-central portion of pit) to 40 degrees north (north-central portion). Seven of the zones extend a distance of less than 140 feet down-dip below the pit floor, and the largest zone extends 280 feet below the floor. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 180 feet on the south to 380 feet on the north. Taken from north to south, the cross sectional thickness and width dimensions of the zones (for the portions above the pit floor) are approximately 10 feet × 160 feet, 35 feet × 160 feet, 60 feet × 90 feet, 15 feet × 90 feet, 20 feet × 130 feet, 50 feet × 160 feet, 90 feet × 160 feet, and 15 feet × 90 feet. The intervals between zones range approximately from 15 feet to 40 feet in thickness. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 25 feet.

HMC's Techbase cross sections of the Haile deposit were reviewed to evaluate deposit continuity. Per Romarco's senior geologist, most of the TechBase north-south cross sections are missing, and only two hard copies showing mineralized zones are available; there is only one electronic file of a north-south cross section showing mineralized zones. A set of Techbase east-west cross sections showing mineralized zones were found and reviewed. These cover a north-south distance of 700 feet across the deposit and are spaced at 100 feet. Moving down-dip through the sections from south to north: at cross section 574100 N the deposit has fair continuity in the north-south direction; breaks into four to six lenticular segments in 574200 N and 574300 N; coalesces in 574400 N to form one large and three medium-sized zones; breaks up into six to ten small to medium, widely-spaced zones in 574500 N and 574600 N; becomes five zones in 574700 N; and pinches out by 574800 N. Haile deposit continuity was subjectively ranked as fair to poor, with a rank of five (poorest) among the five deposits evaluated.


HAILE MINING COMPANY, INC.
SECTION 2137950 EAST
LOOKING EAST
HAILE DEPOSIT AREA
Lancaster County, South Carolina
Figure 4.9
EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Diabase Dike
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Quartz Vein
Fault Zone
801 Pit
≥0.025 opt Au
573500N
574000N
574500N
575000N

Figure 9.4. Haile Deposit – North-South Cross Section, Center of Deposit

9.2.4 Red Hill

Red Hill is the fourth largest of the deposits, with a resource estimated at 72,800 ounces of gold by HMC using the modified geological method and 93,268 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 574330 N and 2139400 E. Figure 9.5 is an HMC digitized north-south cross section close to the center of the western portion of the design pit. The Red Hill deposit consists of narrow, shallow, steeply dipping mineralized zones (Woolverson, 1994). The laminated unit is the host rock for most of the zones shown in the cross section, but inside the pit boundary a lens of volcaniclastic unit also hosts a mineralized zone. Most of the cross section consists of the laminated unit. There is a layer of felsic porphyry located below the pit floor, and there are three volcaniclastic unit occurrences: one inside the pit, one south of the pit, and one deep below the pit. There are two high-angle reverse faults, but neither significantly offsets the mineralized zones. The overall length of the Red Hill deposit is approximately 1,700 feet.

In the center of the pit there is an upper mineralized zone and a lower zone; both are thick and are separated by a 10 foot interval. The upper part of a small mineralized zone is included in the south part of the pit. The zones are tabular to lenticular in shape, and the apparent dip is approximately 30 degrees north. Most of the lower mineralized zone extends down-dip and northward below the pit floor, and two small to medium-sized zones also occur below the pit. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 220 feet on the south to 450 feet on the north. Inside the pit boundary, the thickness and width dimensions of the upper large mineralized zone are 60 feet × 70 feet, thinning abruptly southward to 15 feet × 110 feet. The portion of the lower large zone included by the pit is 70 feet × 160 feet, and the included portion of the small zone is 10 feet × 100 feet. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 90 feet.

HMC's Techbase north-south cross sections of Red Hill were reviewed to evaluate deposit continuity. These cover an east-west distance of 1,700 feet across the deposit and are spaced at 100 feet. Moving along strike through the sections from west to east: from cross sections 2138500 E to 2138800 E the mineralized zones show good continuity; from 2138900 E to 2139500 E the zones decrease in size and become more segmented and dispersed, but the overall outline of the deposit is continuous; from 2139600 E to 2139800 E there is a significant change to a single and continuous zone; and from 2139900 E to 2140200 E there is another significant change to two small mineralized zones with a large vertical separation. Red Hill deposit continuity was subjectively ranked as fair, with a rank of three (in the middle) among the five deposits evaluated.


EXPLANATION
Dump Material
Coastal Plain Sand
Saprolite
Volcaniclastic Unit
Felsic Porphyry
Laminated Unit
Quartz Vein
Fault Zone
801 Pit
≥0.025 opt Au
HAILE MINING COMPANY, INC.
SECTION 2139100 EAST
LOOKING EAST
RED HILL DEPOSIT AREA
Lancaster County, South Carolina
Map for: N.J.W.
By: T.R.K.
Figure 4.10
574000N
574500N
575000N

Figure 9.5. Red Hill Deposit – North-South Cross Section, Center of Deposit

9.2.5 Ledbetter

Ledbetter is the fifth largest of the deposits, with a resource estimated at 31,200 ounces of gold by HMC using the modified geological method and 27,154 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 575610 N and 2139700 E. Figure 9.6 is a DMBW north-south cross section close to the center of the design pit. The laminated unit is the host rock for the multiple, steeply dipping mineralized zones (Woolverson, 1994). The overall length of the Ledbetter deposit is approximately 650 feet.

In the center of the pit there is large mineralized zone, separated by a shear zone from two smaller mineralized zones located in the south portion of the pit. The zones are tabular to lenticular in shape, and the apparent dip of the large zone is approximately 60 degrees north. Most of the large mineralized zone extends down-dip and northward below the pit floor. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 140 feet on the south to 480 feet on the north. Below the pit floor the large zone divides down-dip and northward; the upper portion below the pit is 50 feet × 250 feet and the lower portion is 20 feet × 250 feet. The average drill hole spacing along the cross section (including drill holes apparently projected to the section), within the deposit limits, is approximately 130 feet.

HMC's Techbase north-south cross sections of Ledbetter were reviewed to evaluate deposit continuity. These cover an east-west distance of 650 feet across the deposit and most are spaced at 100 feet. Moving along strike through the sections from west to east, from cross sections 2139350 E to 2139800 E, the large mineralized zone show good continuity, although in 2139800 E there is some vertical segmentation; there is an abrupt change in 2139900 E and 2140000 E where the deposit is reduced to three small zones. Ledbetter continuity was subjectively ranked as good, with a rank of one (best) among the five deposits evaluated.


Eastward View
576,000 N
575,500 N
SURFACE
DESIGNED PIT
400
200
0
Elevation in feet (ASL)
0
100
500 feet
AGI block model ≥50% ore
AGI block model ≥25<50% ore
DMBW proven
DMBW probable
DMBW possible
Figure 6
DMBW, Inc.
Ledbetter Zone
Ore Reserve Comparison
Section 2,139,700 E
Haile Gold Mine
Lancaster Co., South Carolina
April 1994

Figure 9.6. Ledbetter Deposit – North-South Cross Section, Center of Deposit

9.2.6 Chase Hill

Chase Hill is the smallest of the deposits, with a resource estimated by HMC at 19,100 ounces of gold by the modified geological method and 21,252 ounces by the geostatistical method. The approximate geographic center of the deposit, based on the design pit shown in Figure 7.2, is at South Carolina state plane coordinates 575770 N and 2138000 E. Figure 9.7 is DMBW's (1994) north-south cross section close to the center of the design pit. The laminated unit is the host rock for the mineralized zones. The overall length of the Red Hill deposit is approximately 800 feet.

In the center of the pit, there is one medium-sized mineralized zone and also three small zones. The zones are tabular to lenticular in shape, and the apparent dip of the large zone is approximately 55 degrees north. Beneath the central pit floor there is an additional small zone extending down-dip and northward. The deposit depth (i.e., depth to the furthest extent of mineralized zones) below ground surface, without regard to pit floor location, ranges approximately from 90 feet on the south to 260 feet on the north.


Eastward View
576,000 N
575,500 N
600
400
200
0
Elevation in feet (ASL)
SURFACE
DESIGNED PIT
0
100
500 feet
AGI block model >50% ore
AGI block model >25<50% ore
DMBW proven
DMBW probable
DMBW possible

Figure 9.7. Chase Hill Deposit – North-South Cross Section, Center of Deposit

10.0 EXPLORATION

Modern exploration, development, and mining activity on the Haile property began during the 1970s. Between 1973 and 1977, Cyprus Exploration Company carried out an extensive exploration program, consisting of surface geophysical surveys, trenching, geologic mapping, auger drilling, core drilling, air-track drilling, and metallurgical testing. Cyprus calculated the Haile resources at 186,000 ounces of gold with an average ore grade at 0.062 opt.

During the late 1980s, Westmont/Nicor drilled out a small, low-grade resource on the property.

Between 1981 and 1985, Piedmont Land and Exploration Company (later Piedmont Mining Company, Inc. – PMC) explored the historic Haile mine and surrounding property with various drilling methods (including core and reverse circulation), surface geophysics, soil sampling, trenching, and rock-chip sampling. Piedmont's total drilling footage was 228,500 feet, much of which was for mine development. Piedmont mined the Haile property deposits from 1985 to 1992, producing 85,000 ounces of gold.

In 1991 and 1992, Amax Gold, Inc. (AGI) performed an extensive exploration program on the Haile property under an exploration option with PMC. In 1992, AGI and PMC formed the Haile Mining Company (HMC) as a joint venture, and from 1992 to 1994 HMC completed a program of exploration/development drilling, property evaluation, mineral resource estimation, and technical report preparation (Wells and Woolverson, 1993).

Kinross Gold Corp. acquired AGI in 1998, assumed AGI's portion of the HMC joint venture, and later purchased PMC's interest. Because of unfavorable economic conditions, Kinross decided to reclaim the PMC Haile operation. The reclamation has continued through the present (2007) and has been highly successful.

At the end of the successive AGI and HMC drilling, sampling, and evaluation programs of 1991 to 1994, Woolverson (1994) summarized the exploration program goals at Haile. Up until 1993 the goals were to discover new ore zones and to expand the known areas of mineralization. In 1993 it was recognized that the upside potential of the known deposits was insufficient to satisfy the requirements for a production decision on the property. Thus the exploration goals shifted to:

1. Discovering an additional shear zone, parallel to the existing, northeast-trending shear zone hosting the known deposits, and with a potential of doubling known resources.
2. Discovering additional deposits within the existing shear zone and between known deposits.

The first goal was not achieved, and at the end of the program the possibility of finding another shear zone was considered low. With respect to the second goal, the Mill and Ledbetter deposits were discovered (Mill is the second-largest deposit on the property). Also, the Snake deposit resources were expanded and the Haile and Red Hill deposits were better defined.

Woolverson (1994) listed the following features used to explore for gold-mineralized zones on the Haile property: the zones are hosted by the epiclastic laminated unit; are within or adjacent to the northeast-trending shear zone; are at or near the structurally disrupted contact of the laminated unit with the (structurally) overlying volcaniclastic unit; are between or adjacent to one of the two primary strike-slip faults on the property; have associated quartz-pyrite-molybdenum; and display brecciation/mylonitization.

11.0 DRILLING

11.1 DRILLING

Drilling and sampling programs on the Haile property were performed by Cyprus Exploration Company, Westmont/Nicor, Piedmont Mining Company, Inc. (PMC), Amax Gold, Inc. (AGI), and the Haile Mining Company (HMC) at various times from 1973 to 1994. The following are some summary statistics on the drilling programs at Haile (for additional details see Table 13.1 in Section 13).

A total of 334 core holes and 1,542 reverse circulation holes was drilled. Of these, 197 of the core holes and 199 of the reverse circulation holes were produced by the 1991-1994 successive drilling programs of AGI and HMC.

The AGI/HMC core footage was 116,485 feet (70% of total core footage) and the reverse circulation footage drilled was 97,960 feet (34% of total reverse circulation footage). AGI/HMC geologists logged 84% of total core footage and 46% of total reverse circulation footage. Downhole directional surveys were conducted on 197 core holes and 43 reverse circulation holes.

Drill hole collar locations were surveyed by registered land surveyors, using traverses from fixed control stations, and collar locations were expressed in South Carolina state plane coordinates. The survey control stations were congruent with stations used in aerial photogrammetry for the generation of detailed site topographic maps (Woolverson, 1994).

Collar (surface) orientations of drill holes were estimated by compass and inclinometer. The downhole orientations of core holes were measured with downhole compass and inclinometer and recorded by a downhole camera. Some 36 of the 199 AGI/HMC reverse circulation holes plus seven pre-existing holes were downhole surveyed; (presumably) all of the AGI/HMC core holes plus 41 pre-existing holes were downhole surveyed. In the downhole surveys results, strong downhole deviation from collar orientation was common for the vertical reverse circulation holes, while deviation was less pronounced in the south-plunging angle holes drilled roughly perpendicular to the westward-dipping cleavage and shear planes in the bedrock. Because the majority of reverse circulation holes were not downhole surveyed, HMC developed a procedure to assign empirically derived deviation values to these holes. The procedure was based on measured deviation data from reverse circulation holes in the Snake deposit, with the assumption that because measured reverse circulation holes showed consistent deviation trajectories, good estimates for unsurveyed holes would be possible. HMC concluded that the procedure allowed the empirical prediction of deviation for unsurveyed holes (Woolverson, 1994).

For the AGI/HMC core drilling the core diameters were NQ and HQ. All drill core was photographed and logged in detail for lithology, mineralogy, alteration, structural features, core recovery, rock quality designation (RQD), sulfide occurrence, and carbonate occurrence. For the AGI/HMC reverse circulation drilling the samples were logged for lithology, mineralogy, alteration, sulfide occurrence, and calcite occurrence.

11.2 INTERPRETATION

In this section the discussion of the Haile property, geological and mineralized zone interpretations are summarized from three sources. Two of these are HMC's *Haile Project Status Report, Geology and Exploration* (Woolverson, 1994) and AGI's *Haile Project Status Report, Reserves and Mine Planning* (Barnes and Tyler, 1994). The third source is the meeting, on March 26 and 27, 2007, with Romarco

senior geologist, Mr. Thomas R. Kilbey, at the Haile mine site office. Mr. Kilbey was one of the HMC geologists who participated in HMC's drilling program and resource estimation as summarized in Woolverson (1994). This meeting included a review of various HMC materials such as lithologic logs, core photographs, assay reports, cross sections, and maps.

For each of the Mill, Haile, Red Hill, Ledbetter, and Snake deposits the HMC geologists used TechBase software to assemble a series of north-south cross sections (local dip is to the northwest). For at least the Haile deposit HMC also assembled a set of east-west cross sections (local and regional strike is northeast). Each drill hole or drill hole section that was intersected by or projected to a cross section displayed the drill hole trace corrected for deviation, the geology from the lithologic log, and the grade values as taken from laboratory analytical data. Geologic units were designated according to the eight units presented in Section 9. Grades were posted on the drill hole traces at 5 foot intervals and in milli-ounces per ton (milli-opt). The computer-generated cross sections were the basis for interpretations of geology, structure, and mineralized zones, the "graphical geological trace models" of Woolverson (1994).

On the TechBase cross sections, the geologic interpretation consisted of hand-drawing the extent and correlation of geologic units, the location of structural features (e.g., faults and shear zones), and the position and correlation of mineralized zones. Locally the geologic interpretation on north-south cross sections was cross-validated by comparison with east-west sections. Mineralized zone boundaries were based upon lithology, alteration characteristics, anomalous gold mineralization, and structural setting. The cross sectional boundary of a mineralized zone was indicated by HMC's "purple line." This line was intended as the interpreted limit of gold mineralization potential and also was employed as a mineralization limit in geostatistical block modeling (Woolverson, 1994). For all deposits except Chase Hill, the cross sectional geologic interpretation was digitized in TechBase and later transferred to a MEDSystem software package for use in subsequent block modeling and pit design.

After the interpretation of geology, structure, and mineralized zones, the next step was the interpretation and drawing of grade zones on the north-south TechBase cross sections. Grade zones for the Mill, Haile, Red Hill, Ledbetter, and Snake deposits were defined as the resource volumes having gold grade above the chosen cut-off of 0.025 opt gold Woolverson (1994). The grade-zone extent, continuity, and shape were empirical interpretations by HMC geologists and were based upon drill hole grade values, geologic interpretations, and mineralized zone boundaries. Grade calculations for the grade zones were governed by eight rules (A through H) presented in Woolverson (1994). For example, Rule A is that grade zones include all zones greater or equal to 0.025 opt gold over a 20 foot thickness, and Rule B is that the block grade is defined as centered about a drill hole or group of drill holes, subject to conditions for assigning and weight-averaging the grade based upon drill hole spacing.

The final step in the assembly of grade zones was to assign confidence classes for regions within the zones. The measured, indicated, and inferred classes for confidence limits were empirically defined based on distances to drill hole data of 50 feet, 100 feet, and 200 feet, respectively. Thus a grade zone interpreted to be continuous between or among drill holes would have been divided into regions (grade/confidence zones) with different confidence classes, depending upon the distance of each region to the nearest drill hole grade data. According to Woolverson (1994) the above limits for confidence classes were geologically realistic and might have been conservative, in the light of HMC's observations on the Mill, Haile, and Snake deposits. The resulting grade/confidence zones then were digitized from the hand-drawn versions as interpreted on the cross sections. All grade/confidence zones were assigned unique code identifiers, and the digitized zones were subsequently employed for the grade zone block model. In Section 17, "grade zone" will mean "grade/confidence zone," which is the usage in both Woolverson (1994) and Barnes and Tyler (1994) in their respective HMC status reports.

A review of the drilling practices and hole surveying practices followed by HMC indicates that these were consistent with mining industry standards. The use of a deviation factor poses a moderate risk to the resource estimation in the sense that while the ounces and tons estimated would most likely be present, ore blocks when mined might show variation from the original estimate if the imputed deviation factor is not correct.

12.0 SAMPLING METHOD AND APPROACH

During HMC's 1991-1994 drilling and evaluation program 197 core holes and 199 reverse circulation holes were drilled. Each 5 foot interval of NQ or HQ diameter drill core was bagged, assigned a unique sample number, and delivered to the sample preparation facility. The reverse circulation drilling samples also were collected on 5 foot intervals, using splits from either an adjustable Gibson splitter (above the water table) or a rotary wet splitter (below the water table).

The primary samples were prepared at a dedicated Bondar-Clegg facility in Kershaw, South Carolina (4 miles from Haile). Bondar Clegg's analytical laboratory facilities in Ottawa, Ontario and Vancouver, British Columbia performed the subsequent analyses. Analysis of all samples was by a fire assay/atomic absorption (AA) finish procedure; in cases where fire assay/AA samples had gold values greater then 3 parts per million (ppm), sample splits were reanalyzed by a fire assay/gravimetric finish procedure. Detailed flowcharts for the splitting, sample preparation, and analysis of primary and replicate samples from core samples and reverse circulation samples are presented in Woolverson (1994).

For calculation of tonnage factors, there were 353 dry bulk density (specific gravity) tests made using full-diameter NQ and HQ core fragments having lengths from 0.3 feet to 0.6 feet. Samples were chosen to appropriately represent the lithologies and alteration found at the property. The total sulfur content of 331 of the samples was determined after density testing. The density and sulfur data were used to model the distribution of tonnage factors during modeling of resources. McClelland Laboratory of Denver, Colorado performed the density testing.

The gold assay data (HMC and prior operators) is stored in a hard-copy archive at the Haile mine office, and gold assay values are included in the TechBase geologic cross sections. All gold assay and specific gravity data were maintained as electronic files and transferred to MEDSystem software for use in resource monitoring.

A review of the sampling methods used by HMC indicates that these were consistent with best industry practices.

13.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

The various operators of the Haile property through February 1994 drilled 334 core holes and 1,542 reverse circulation holes. Table 13.1, excerpted from HMC's Table 4.10 of (Woolverson 1994), summarizes Haile drilling statistics. The total area that encompasses the six deposits (pits) is approximately 320 acres, but drilling was mainly concentrated within and around the deposits. As shown in Table 13.1 and also stated by HMC, the proportion of fire assay data is relatively low, and these fire assays are more concentrated in the deposit areas. All of the Mill assay data and 90% of the relevant Snake data are derived from fire assays. HMC also reanalyzed, by fire assay, thousands of PMC reverse circulation sample splits, from those intervals where previous cyanide soluble results had shown value. The numbers in Table 13.1 imply that 27% of the total reverse circulation footage (from all operators) was fire-assayed by HMC.

TABLE 13.1
SUMMARY OF AGI/HMC 1991-1994 DRILLING PROGRAM
(EXCERPTED FROM WOOLVERSON, 1994)

	Reverse Circulation Drilling	Core Drilling	Total
Total Number of Holes	1,542	334	1,876
Total Number of Sampled Intervals	49,133	29,978	79,111
Total Footage	287,330	165,930	453,260
Cyanide Soluble Assay Footage	151,104	32,060	183,164
Fire Assay Footage	193,762	142,062	335,824
Cyanide Soluble Plus Fire Assay Footage	76,738	22,491	99,229
AGI Lithologic Log Footage	131,806	139,083	270,889
Number of Holes With Downhole Directional Surveys	43	238	281
Number of Holes Drilled By AGI/HMC	199	197	396
AGI/HMC Drill Hole Footage	97,960	116,486	214,446

HMC applied several quality control procedures to track the precision (reproducibility) and accuracy (lack of bias) of analytical results, and these included submitting and monitoring the analytical results from control samples, blank samples, and replicate samples.

Control sample pulps (crushed-powder samples with known gold values) were used to monitor analytical results of primary samples against samples with known values, and were prepared at the rate of one per every 20 analytical samples. During 1991 and 1992, Bondar Clegg's primary sample results were accepted by HMC if the results were within ±20% of the control sample value. By early 1993 the results were consistently within ±10%, and HMC subsequently required Bondar Clegg to meet this standard (Woolverson, 1994).

The purpose of blank samples was to monitor for anomalously high gold values caused by contamination during sample preparation and analysis. Blank samples consisted of local granite and quartz gravel containing less than 0.005 ppm gold, and were inserted at every 100 foot (1 per 20 samples) of primary sample, and more frequently within suspected mineralized zones. During 1993 the blank sample results indicated anomalous (i.e., higher than expected) gold values within mineralized zones, a condition

apparently attributable to a contamination problem with the rhino sample crusher during sample preparation.

Replicate samples were used to monitor Bondar Clegg's results against those of a second laboratory. Replicate samples were prepared for every 20 primary samples and were analyzed by Monitor Geochemical laboratory in Elko, Nevada. Replicate samples of core consisted of crushed splits from the sample preparation facility. Splits for reverse circulation replicate samples were taken directly at the drill rig. Because of discrepancies observed between the primary and replicate reverse circulation values, HMC changed the procedure to sending splits of both the primary and replicate samples to both laboratories. Woolverson (1994) attributed the discrepancies to poor rig sampling techniques.

Bondar Clegg employed its own internal laboratory quality control procedures, including reagent blanks, analytical duplicates, and sample preparation duplicates. Sample preparation duplicate results were included in the laboratory analytical reports.

In 1994, HMC performed a quality control program analysis for the Haile project, summarized in the *1994 Haile Project Quality Control Review* (Kilbey, 1994). The goal of the quality control program was to verify the accuracy and reproducibility of gold assay analysis performed by several certified laboratories. The summary report addressed results from control samples, blank samples, and replicate samples.

Compilation and review of the control (standard) sample data results showed that many of the control samples used by the Haile project, when repeatedly analyzed by Bondar Clegg, fell within the expected gold values determined by previous lab preparation and analysis. There were 11 exceptions: two controls, all at lower detection limits, had unexplained and possibly laboratory-related variations during repeated analysis; two had minor to moderate variations, but were used for only a few assays; and five had significant variations and were recommended to be dropped from use. Additionally, the review found that 3% to 5% of control samples had been mislabeled before shipment to the laboratory. The review did not state the results of primary sample values versus control sample values.

The review of blank sample results found that from 1991 to 1994 some 316 out of 1,362 blank samples (23%) had reported detectable gold concentrations, where the blank sample material was free of detectable gold. These samples therefore had been contaminated somewhere during handling, processing, or assaying. It was previously suspected that the rhino crusher (jaw crusher) in the sample preparation facility was the cause of blank sample contamination, particularly when blank samples followed mineralized samples. There was some statistical evidence to support this mechanism, but also there was blank sample contamination where blanks followed barren drill hole intervals. There was a subset of 799 mineralized zone samples that had preceded blank samples in the assay sequence, and 273 of these samples corresponded to a blank having detectable gold. Kilbey (1994) pointed out that this equaled a 34% contamination rate for all HMC drilling at Haile, but did not quantify how the contamination may have spuriously increased the reported grade of primary samples in mineralized zones. In late 1992 there was a sharp decrease in the contamination of blank samples, coinciding with a change of assay labs from Ottawa to Vancouver.

For replicate sample results, in the total population of Bondar Clegg (primary) and Monitor (replicate) core samples, the agreement in values was good at higher grades and fair at lower grades. Kilbey (1994) noted that differences between primary and replicate values increased significantly with decreasing grade, but that this was an expected result.

In comparing graphs of primary versus replicate values for reverse circulation samples, expressed in ppm, Kilbey (1994) characterized the agreement of the two data sets as apparently linear for higher grades and nonexistent for lower grades. After examining the graphs, this characterization should be moderated. Agreement at higher grades (<1 ppm) appears only fair, however the population is small and there is significant scatter from a line representing a one-to-one match. Agreement at lower grades (>1 ppm) is only fair but does appear to exist. There is significant scatter, but approximately 60% of the population lies within a broad band that is fairly close to the 1:1 line. Based upon additional graphs that show the high-grade and low-grade comparisons expressed in percent difference, Kilbey (1994) concluded that the high-grade variations (many <20%) between primary and replicate reverse circulation samples are unacceptable, and that the low-grade differences (frequently <40%) also are unacceptable. It was recognized that the percent-difference comparison emphasized the differences for the low-grade sample population. It is suggested that the comparison between reverse circulation primary and replicate values could be reworked graphically in ounces per ton, to better understand the importance of variation (scatter) with grade and how this may bear upon reliability of reverse circulation results in the modeling of the deposit grade.

While the quality control procedures did then meet industry best practices, there is the concern that the discrepancies and probable contamination of the blank samples as noted above may have jeopardized the validity of the database used for resource/reserve estimation by HMC.

14.0 DATA VERIFICATION

During the site visit the Qualified Person performed spot checks of selected data employed in HMC's geologic interpretation and resource estimates of 1994, and performed a short review of the geologic cross sections and resource estimate pit profiles. Romarco's senior geologist, Mr. Thomas R. Kilbey, was interviewed concerning the AGI/HMC drilling and sampling, geologic interpretation, and resource estimates performed from 1991 to 1994 as Mr. Kilbey was one of the AGI geologists working in that program.

Hard-copy data for the Haile property are maintained by Kinross at the Haile mine office. The AGI/HMC lithologic logs for core and reverse circulation drilling are archived in a set of labeled binders, and there is also a set of binders for laboratory reports of gold assays. There is a file cabinet of the core photos. There are two map storage cabinets that house property maps, drill hole location maps, geologic cross sections, levels/plans used for the polygon method estimate, and pit profiles generated by the grade zone method estimate and the geostatistical method estimate. There are also several boxes of "skeleton core" samples, representative core pieces that were retained for reference. The archived data was not reviewed for completeness, but the data appears to be well preserved and in good order.

The lithologic log for core hole DDH0205 was reviewed against the core hole data posted on east-west cross section 574400 E (Haile deposit), and the lithologic units and contacts were found to be in agreement. The lithologic log was compared against the core photo record for this hole, and the unit contacts noted in the log could be recognized in the photos. For DDH0229 (on the same cross section) the assay values from the bound, hard-copy laboratory reports were found to correspond to the values posted on the cross section and entered in the lithologic log. Several specimens of skeleton core were examined against the lithologic log descriptions, and the descriptions were found to correspond to the specimens.

Spot checks of hard-copy assay results (greater than 0.025 opt of three core holes and three reverse circulation holes) were made against the records in the HMC electronic data file and no discrepancies were found.

For the Mill, Snake, Haile, Red Hill, and Ledbetter deposits, a set of HMC's TechBase geologic cross sections, showing the mineralized zones as drawn by HMC geologists was reviewed. The review included HMC's depiction of the mineralized zones and the continuity of the deposits down-dip (east-west) and along strike (north-south). For the Ledbetter deposit, where continuity of mineralization is good, the pit profiles as generated by HMC's grade zone and geostatistical estimation methods were also reviewed and verified.

15.0 ADJACENT PROPERTIES

There are no immediate adjacent gold properties to the Haile Project.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

During the period 1991 through 1993, AMAX Gold conducted extensive tests on the Haile ores from the Snake, Haile, Red Hill, Mill, Ledbetter, and Chase Hill ore zones. The work included some testing of oxide ores, but the primary purpose was to determine the viability of mining and processing the sulfide inventory.

Utilizing Hazen Research, various flowsheets were evaluated including flotation/smelting of concentrates, flotation/cyanidation of concentrates, flotation/roasting/cyanidation of concentrates, and flotation/bio-oxidation/cyanidation of concentrates. Excepting the flotation/concentrate cyanidation alternative, all other methods were determined to be sub-economic.

The current flowsheet includes a comminution, floation, concentrate cyanidation circuit that will yield an overall gold recovery into bullion of approximately 73% over the 6+ year project life. The deposits contain approximately 781,650 ounces of gold, of which approximately 572,540 ounces are recoverable at a milling cost of approximately $167.80 per ounce. The concentrator/leach capital will approximate $83,000,000 and does not include the costs for project infrastructure such as administration, electric power supply, water supply, shops, warehouse, drys, etc.

16.1 METALLURGICAL TESTING

Detailed metallurgical tests are available for review on the Snake, Haile, Red Hill, and Mill ore zones. Data for the Ledbetter and Chase Hill ore zones have been estimated from geologic and mineralogic data. Table 16.1 is illustrative of the testing used to predict mill performance over the 6+ year project life.

TABLE 16.1
FLOTATION CONCENTRATE LEACH DATA

Ore Type	Sample	Overall Flotation and Concentrate Leach Gold Recovery %
Snake	SBR – 1	88.1
	SBR – 2	59.6
	SBR – 3	71.4
	SBR – 4	69.5
	Behre Dolbear Estimate	**69.0**
Haile	HBR – 7	68.4
	Behre Dolbear Estimate	**78.0**
Red Hill	RBR – 8	74.9
	RBR – 9	84.8
	Behre Dolbear Estimate	**78.0**
Mill Zone	MZAR – 184	73.4
	MZAR – 188	73.4
	Behre Dolbear Estimate	**73.0**
Ledbetter	**Behre Dolbear Estimate**	**78.0**
Chase Hill	**Behre Dolbear Estimate**	**78.0**

16.2 FLOWSHEET DEVELOPMENT

The proposed flowsheet for the Haile ores is predicated upon the excellent recovery of gold into a sulfide (pyrite) concentrate and acceptable cyanide recovery from the rougher pyrite concentrate. Gold losses are due primarily to inclusions of gold in solid solution in the pyrite and problems that may be caused by over grinding. Additional laboratory and pilot plant work should be performed to fully develop the concentrator flowsheet.

The flowsheet includes primary gyratory crushing of mine run ore, transport of the ore to a coarse ore stockpile and SAG mill grinding. The SAG mill discharge will be screened and the pebble oversize returned to the SAG mill. The screen undersize will be fed to the ball mill feed sump that is in closed circuit with 20 inch cyclones. The cyclone underflow or oversize constitutes the circulating load and the cyclone overflow is the feed to flotation. The pulp will be subjected to rougher flotation only. The rougher concentrates will be dewatered, repulped, and reground to approximately 80% <400 mesh Tyler. The reground concentrates will then be fed to six stages of CIL gold recovery followed by cyanide destruction. The loaded carbon will be screened, stripped, and returned to the CIL circuit. The strip solution will be introduced to electrolytic gold refining on steel wool followed by smelting to bullion.

16.3 MILL CAPITAL COSTS

Mill capital costs including only the costs for comminution, flotation, concentrate leaching, cyanide destruction, and tailings disposal are shown in Table 16.2.

TABLE 16.2
HAILE MILL CAPITAL COSTS

Unit	Dollars
Flotation Mill Equipment	$9,771,825
Leach Equipment	$2,524,868
Installation Labor and Supplies	$8,400,000
Concrete	$811,335
Piping	$2,658,390
Structural Steel	$610,260
Instrumentation	$302,505
Insulation	$1,192,590
Electrical	$105,840
Coatings and Sealants	$2,255,085
Mill Building	$8,280,510
Tailings Embankment	$15,750,000
Subtotal	**$52,663,208**
Indirects	$3,686,250
Engineering/Construction Management	$4,696,250
Subtotal	**$61,045,708**
Contingency	$18,313,765
Working Capital	$3,960,000
Total Mill Capital Cost	**$83,319,473**

16.4 MILL OPERATING COSTS

Operating costs have been determined for a 4,000 tpd concentrator with a concentrate leach circuit. The leach circuit is expected to handle up to 500 tpd of sulfide concentrates which will assay at approximately 0.88 opt gold.

The unit costs will approximate $11.00 per ton of ore and are detailed as shown in Table 16.3.

TABLE 16.3
HAILE MILL OPERATING COSTS

Unit	$/ton Ore Milled
Flotation Plant	
Supplies and Materials	$5.65
Labor	$2.16
Administration	$0.75
Miscellaneous	$0.86
Concentrate Leach Plant	
Labor	$0.67
Supplies and Materials	$0.70
Electric Power and Maintenance	$0.21
Total Operating Costs	**$11.00**

16.4.1 Production Schedule

A metallurgical production schedule has been developed to estimate gold production over the life of the project. Table 16.4 estimates the gold production and variable recoveries from the various orebodies at the Haile site.

TABLE 16.5
HAILE MINE PRODUCTION SCHEDULE

						Year				
	-2	-1	1	2	3	4	5	6	7	Total
Data										
Operating Days			306	365	365	365	365	365	54	2,185
Ore Tons			1,224,000	1,460,000	1,460,000	1,460,000	1,456,350	1,460,000	213,300	8,733,650
TPD			4,000	4,000	4,000	4,000	3,990	4,000	3,950	3,997
Snake			140	2,180	4,000	1,820				
Haile			3,860	1,820						
Mill						2,180	2,700			
Ledbetter							810			
Red Hill							480	3,430		
Chase Hill								570	3,950	3,950
Ore Grade opt Au			0.070	0.077	0.10	0.135	0.091	0.067	0.05	0.089
Snake			0.091	0.086	0.1	0.14				
Haile			0.069	0.067						
Mill						0.13	0.1			
Ledbetter							0.09			
Red Hill							0.04	0.07		
Chase Hill								0.05	0.05	
Contained Ounces			85,398	112,938	146,000	196,443	132,167	98,039	10,665	781,550
Snake			3,898	68,430	146,000	93,002				311,331
Haile			81,500	44,508						126,008
Mill						103,441	98,550			201,991
Ledbetter							26,609			26,609
Red Hill							7,008	87,637		94,645
Chase Hill								10,403	10,665	21,068
Recovery Gold %			78%	73%	69%	71%	74%	78%	78%	73%
Snake			69%	69%	69%	69%				
Haile			78%	78%						
Mill						73%	73%			
Ledbetter							80%			
Red Hill							78%	78%		
Chase Hill								78%	78%	
Total Ounces Produced			66,608	82,767	100,740	139,550	98,086	76,470	8,319	572,540
Tons Concentrate			97,044	128,339	165,909	223,231	150,189	111,408	12,119	888,239
Concentrate Grade opt Au			0.88	0.88	0.88	0.88	0.88	0.88	0.88	0.88
Mill Operating Costs										
Annual Cost			$ 13,464,000	$ 16,060,000	$ 16,060,000	$ 16,060,000	$ 16,019,850	$ 16,060,000	$ 2,346,300	$ 96,070,150
Unit Cost/ton			$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00	$ 11.00
Mill Capital Costs[1]	$ 36,000,000	$ 35,902,921								

1 Does not include Site Preparation or any administration and infrastructure such as administration buildings, shops, communications, water system, electric power to mill etc.

17.0 MINERAL RESOURCES AND MINERAL RESERVES ESTIMATES

HMC performed resource estimates for all six deposits by four methods, as presented in Barnes and Tyler, (1994) and Woolverson (1994):

- geology grade zone method (i.e., polygon method), using fire assay and cyanide soluble assay data, no dilution, and no economic constraints;
- grade zone block model method, using fire assay and cyanide soluble assay data, using dilution and economic constraints, and producing software-generated pit profiles;
- geostatistical block model method, using only fire assay data, using dilution and economic constraints, and producing software-generated pit profiles; and
- Lerchs-Grossman pit method, using dilution and economic constraints.

The first two methods employed the interpreted grade/confidence zones (presented in Section 11) and thus used distance limits for confidence classes (Measured, Indicated, and Inferred). The geostatistical method did not employ these zones, and the confidence classes were defined by estimation variance rather than by distance limits. The geostatistical software was constrained by the interpreted mineralized zone boundaries (the "purple line").

17.1 GEOLOGY GRADE ZONE METHOD (POLYGON METHOD)

In the geology grade zone method the grade zones (polygons, each existing as a separate volume with a calculated average grade) were summed. The true mineralized zone thickness for the polygons was measured from TechBase cross sections perpendicular to the dip. Both fire assay and cyanide soluble assay data, with no dilution or economic constraints, were used. The total resources estimates for the six deposits were 1,446,303 ounces with an average grade of 0.095 opt (Measured, Indicated, and Inferred) and 1,135,647 ounces with an average grade of 0.100 opt (Measured and Indicated) (Barnes and Tyler, 1994) (see Tables 17.1 and 17.2).

TABLE 17.1
GEOLOGY GRADE ZONE METHOD (POLYGON METHOD) RESOURCE ESTIMATES (MEASURED, INDICATED, AND INFERRED) FOR THE SIX HAILE DEPOSITS/PITS

Deposit/Pit	Ounces Gold	Average Grade (ounces per ton)
Mill	352,454	0.106
Haile	162,728	0.077
Snake	511,805	0.113
Red Hill	180,463	0.069
Ledbetter	172,856	0.113
Chase Hill	66,267	0.067
Total	**1,446,303**	**0.095**

TABLE 17.2 GEOLOGY GRADE ZONE METHOD (POLYGON METHOD) RESOURCE ESTIMATES (MEASURED/INDICATED) FOR THE SIX HAILE DEPOSITS/PITS		
Deposit/Pit	**Ounces Gold**	**Average Grade (ounces per ton)**
Mill	272,858	0.116
Haile	140,564	0.075
Snake	437,160	0.117
Red Hill	134,776	0.071
Ledbetter	106,666	0.121
Chase Hill	43,623	0.066
Total	**1,135,647**	**0.100**

17.1.1 Grade Zone Block Model Method

In the grade zone block model method the grade zones were transferred into the block model (with all blocks being 50 feet × 50 feet × 50 feet), such that each north-south cross section in the block model reflected the grade zones in the corresponding interpreted north-south cross section as nearly as possible. Where multiple grade zones occurred within a single block, the block grade was calculated by weight averaging and the confidence class was calculated by volume averaging. The resulting grade zone block model north-south cross sections (containing software-generated pit profiles) were compared to the corresponding original, interpreted cross sections containing the original grade zones, and the comparison was found to be excellent (Woolverson, 1994). In this estimation method both fire assay and cyanide soluble assay data were used and dilution (20%) and economic constraints also were used. The total resource estimate for the six deposits was 737,800 ounces with an average grade of 0.102 opt (Measured and Indicated) (Barnes and Tyler, 1994) (see Table 17.3)

TABLE 17.3 GRADE ZONE BLOCK MODEL ESTIMATES FOR THE SIX HAILE DEPOSITS/PITS		
Deposit/Pit	**Ounces Gold**	**Average Grade (ounces per ton)**
Mill	198,900	0.130
Haile	93,900	0.065
Snake	333,500	0.113
Red Hill	67,700	0.070
Chase Hill	12,600	0.067
Ledbetter	31,200	0.203
Total	**737,800**	**0.102**
GEOSTATISTICAL BLOCK MODEL ESTIMATES FOR THE SIX HAILE DEPOSITS/PITS		
Deposit/Pit	**Ounces Gold**	**Average Grade (ounces per ton)**
Mill	200,400	0.113
Haile	126,600	0.069
Snake	311,300	0.105
Red Hill	93,300	0.065
Chase Hill	21,300	0.051
Ledbetter	27,200	0.092
Total	**780,000**	**0.089**
Note: Both methods were run with dilution and economic constraints		

17.1.2 Geostatistical Block Model Method

In the geostatistical block model method, a block model was constructed over the entire Haile property, and then divided into 10 structural domains mostly corresponding to mineralized occurrences on the property. Five of these domains were for the Mill, Haile, Red Hill, Ledbetter, and Chase deposits, and two were for the Snake deposit, which is divided by a fault. The block dimensions were 50 feet × 50 feet in plan view and 20 feet in thickness. For each model domain the resources were estimated separately using domain-specific model input (Barnes and Tyler, 1994).

Digitized lithologic units and mineralized zone boundaries ("purple line") were part of the model. The incorporation of lithologic units allowed exclusion of post-mineralization lithologies (e.g., Coastal Plain sediments) from the estimate, and the mineralized zone boundaries were used as hard constraints on the spatial extent of the estimate. The model setup was slightly modified after comparison to the interpreted geology. In the model setup, the variables assigned to each block included host lithology, grade, mineralization, and position in the model's spatial matrix.

Multiple indicator Kriging techniques were used to model the gold distribution. The model used only fire assay grade data, which were composited at 20 foot fixed intervals. (The composite length was chosen so as to simulate the unavoidable vertical dilution involved in mining open pit benches of 20 foot thickness.) Cyanide soluble assay data were excluded because these data were of insufficient quality for conversion

to equivalent fire assay values. The estimation confidence class (Measured, Indicated, and Inferred) for each block was assigned from the block gold estimation variance derived from indicator Kriging (Barnes and Tyler, 1994).

The Haile property geostatistical model determined a weighted frequency distribution of the total population of 8,877 20 foot grade composites. The distribution was across 11 indicator classes of increasing grade intervals; the upper bounding values for each class were the 11 gold indicator values used by the model. For the four largest deposits (i.e., excluding Ledbetter and Chase Hill) the frequency distribution was highly skewed and was approximately lognormal. The experimental variograms used for the domain (individual deposit) estimates were interpreted from the experimental correlogram of the indicator values, using fire assay composites within the mineralized zones only. Anisotropy in grade spatial distribution was derived from the experimental variograms and grade zone orientation. The longest ranges of anisotropy were in accord with east to northeast strike and west to northwest dip as observed on the Haile property. Average indicator variograms were chosen to represent groups of composites having similar anisotropy and orientation.

For the model domains corresponding to the six deposits, multiple indicator Kriging was used to estimate the grade versus tonnage curve for each model block. The result for each block was a cumulative grade distribution of all sample-sized volumes in the block, where sample size was the 20 foot grade composite. Thus, if any block were to be mined in composite-sized mining units, the tonnage and grade of mining units within any specified grade range could be derived from the block's grade distribution across the indicator classes. To estimate the mineable grade/tonnage curve for each block, an affine correction for dilution was introduced to the indicator distribution (Barnes and Tyler, 1994). Economic constraints also were used. The total resource estimate for the six deposits was 780,000 ounces with an average grade of 0.089 opt (Measured and Indicated) (Woolverson, 1994) (see Table 17.3).

17.1.3 Lerchs-Grossman Pit Method

HMC also performed a resource estimate by applying the Lerchs-Grossman algorithm method for pit optimization to a block model. The algorithm is used in a software program to consider many possible incremental pit volumes and then selects an ultimate pit volume that maximizes net operating revenue derivable from a block model and from pit design constraints. Each incremental pit volume (including the lowermost blocks) added to the design must generate enough revenue to cover mining and processing costs and to generate a profit (Wells and Woolverson, 1993).

The description of the Lerchs-Grossman method in Woolverson (1994) is very brief, stating the mining and economic assumptions but not the details. The estimate included transforming the grade zone model (described above) into a block model, implying that the grade zone block model structure may have been used for the Lerchs-Grossman estimate. The total resource estimate for the six deposits was 807,500 ounces with an average grade of 0.102 opt (Measured and Indicated) (Woolverson, 1994) (see Table 17.4). This was approximately 9% greater than the grade zone method total and 4% greater than the geostatistical method total.

TABLE 17.4 LERCHS-GROSSMAN PIT METHOD ESTIMATES (MEASURED/INDICATED) FOR THE SIX HAILE DEPOSITS/PITS		
Deposit/Pit	**Ounces Gold**	**Average Grade (ounces per ton)**
Mill	218,800	0.128
Haile	109,100	0.067
Snake	347,600	0.114
Red Hill	72,800	0.072
Ledbetter	40,200	0.209
Chase Hill	19,100	0.068
Total	**807,500**	**0.103**
Note: See Woolverson (1994) Table 4.8 for details on dilution and economic assumptions.		

17.2 HMC COMPARISON OF RESOURCE ESTIMATES

HMC performed a resource model comparison exercise by comparing the grade zone model and the geostatistical model with the design base case pit, and by a thorough manual comparison of the geostatistical model to the interpreted grade zones.

HMC compared the resource estimates for the six deposits as performed by the grade zone block model method versus the geostatistical block model method (Woolverson, 1994; Barnes and Tyler, 1994). The two total estimates (i.e., for the combined six deposits) agreed closely. The total estimate by the geostatistical method (780,000 ounces) was approximately 6% greater than by the grade zone method (737,800 ounces). Note again that both methods employed dilution and economic constraints, the grade zone method used a constant cut-off of 0.025 opt, and the geostatistical method used a floating cut-off. The reasons for the differences in the two total estimates were given as follows (Barnes and Tyler, 1994):

- confidence classes were assigned in the grade zone method according to distance from data, and in the geostatistical method according to estimation variance;
- dilution in the grade zone method was dilution with barren waste, while in the geostatistical method dilution was with gold-bearing rock via an affine correction; and
- the grade zone method used cyanide soluble assays and fire assays, whereas the geostatistical method used only fire assay data.

According to Woolverson (1994) the geostatistical model was spot-checked against the grade zone model for differences in calculated ounces caused by use of a floating cut-off in the geostatistical method, and that such differences were minimal.

For each of the six deposits the relative difference between the geostatistical estimate and the grade zone estimate was as follows:

- Mill – geostatistical 1% greater than grade zone;
- Snake – geostatistical 7% less than grade zone;
- Ledbetter – geostatistical 13% less than grade zone;
- Haile – geostatistical 35% greater than grade zone;
- Red Hill – geostatistical 38% greater than grade zone; and

- Chase Hill (12,600 oz by grade zone) – geostatistical 69% greater than grade zone.

Woolverson (1994) described the Mill and Snake deposits as having good correlation; the Haile, Red Hill, and Chase deposits as having significant differences; and the Ledbetter deposit as having relatively poor correlation (probably because of insufficient drill hole coverage). Barnes and Tyler (1994) stated that there were potential problems in the models for the Haile, Red Hill, and Chase Hill deposits. Both reports presented possible reasons for the differences at Haile, Red Hill, and Chase Hill, where the geostatistical method significantly exceeded the grade zone method. The reasons are summarized from both reports, as follows:

- the grade zone method used cyanide soluble assays and fire assays, whereas the geostatistical method used only fire assay data;
- the property-wide estimation variance used by the geostatistical method probably was too high; and
- the MEDSystem geostatistical software smeared the output values for grade and percent ore, did not use the mineralized zone boundary ("purple line") consistently, and had problems with block definition in erratic and narrow "ore zones."

Barnes and Tyler (1994) also stated that not all the differences could be explained, and that further work would be warranted in the future to explain the differences and completely validate the two models.

A simplistic comparison can be made among HMC's 1994 totals by the grade zone (737,800 ounces), geostatistical (780,000 ounces), and Lerchs-Grossman (807,500 ounces) methods. These were independent methods and all were performed with dilution and with economic constraints. The difference between the minimum and maximum totals was 69,700 ounces and the mean of the three totals was 775,100 ounces. The percentage differences from the mean were as follows:

- Grade zone method total – 5% less than mean;
- Geostatistical method total – 1% greater than mean; and
- Lerchs-Grosman method total – 4% greater than mean.

It is unclear in Woolverson (1994) why the geostatistical total is termed Proven/Probable while totals for the remaining methods are termed Measured/Indicated.

17.3 "MODIFIED GEOLOGICAL RESERVE" ESTIMATES

Table 4.1 in the summary section of Woolverson (1994) is reproduced in the present report as Table 17.5. For the six separate deposits and also for the total, the table is a comparison of the "modified geological reserve" to the "geostatistical reserve."

TABLE 17.5
MODIFIED GEOLOGICAL RESERVE ESTIMATES COMPARED TO GEOSTATISTICAL RESERVE ESTIMATES FOR THE SIX HAILE DEPOSITS/PITS

Deposit/Pit	Modified Geological Reserve (measured/indicated) (oz gold)	Method Used for Modified Geological Reserve	Geostatistical Reserve (measured/indicated) (oz gold)
Mill	216,500	Geostatistical plus 16,000 oz from Lerchs-Grossman	200,430
Haile	109,100	Lerchs-Grossman	126,596
Red Hill	72,800	Lerchs-Grossman	93,268
Chase Hill	19,100	Lerchs-Grossman	21,252
Ledbetter	31,200	Grade Zone	27,154
Snake	333,500	Grade Zone	311,317
Total	**782,200**		**780,017**

Note: The Haile deposit modified geological reserve estimate has been corrected to 109,100 oz (by Lerchs-Grossman) from 93,900 oz (grade zone). The text in Woolverson (1994) specified that the Lerchs-Grossman estimate be used for the modified geological reserve estimate. The total for modified geological reserve accordingly has been revised to 782,200 oz from 767,000 oz.

The geostatistical reserve estimates were taken directly from the estimates in Table 17.2. The modified geological reserve estimates apparently are HMC's 1994 choices for the best estimates performed by non-geostatistical methods. These estimates were designated after HMC completed a comparison of the geostatistical model to the grade zone model for each deposit. As shown in Table 17.5, three of the estimates are taken from the Lerchs-Grossman method (Table 17.4), two are from the grade zone method (Table 17.2), and one is from the geostatistical method (Table 17.3). Following are the HMC rationales (Woolverson, 1994) for choosing estimates for the modified geological reserves category.

The reader is cautioned that the above mineral reserve estimates are historical and that they do not meet the current CIM definition standards for Mineral Reserves. The discrepancies in the individual pit reserve calculations are discussed below. While these estimations are indicative of the potential of the property, under the required standards that are now applicable they are, in the estimation of the Qualified Person, akin only to being an Indicated Resource.

17.3.1 Mill

For the Mill deposit there was a relatively good overall comparison between the grade zone and geostastistical estimates. Therefore the geostatistical estimate, supplemented by the 16,000 ounces calculated by the Lerchs-Grossman method for that portion of the deposit east of north-south cross section 2137000 E, was chosen for the modified geological reserve. In the geostatistical model had some smearing of grade and of ore percent to fill in the mineralized zone boundary ("purple line"). The easternmost and westernmost north-south cross sections of the deposit displayed large differences between the grade zone and geostastistical results.

17.3.2 Haile

For the Haile deposit there were major differences between the estimates, and many large differences between "ore zone" shapes, as reported from the grade zone and geostastistical methods. These were

caused by problems with the geostatistical model (omission of cyanide soluble assays, smearing of grade and of ore percent). The Lerchs-Grossman estimate (109,100 ounces) was considered to be the most representative and was chosen as the modified geological reserve. The figure listed in Woolverson's Table 4.1 (93,900 ounces) was actually the grade zone estimate, and has been replaced in this report (Table 17.4) with 109,100 ounces. The total for modified geological reserves accordingly has been adjusted from 767,000 ounces to 782,200 ounces.

17.3.3 Red Hill

Following a systematic review of the Red Hill deposit grade zone and geostatistical models, the Lerchs-Grossman estimate was chosen for the modified geological reserve. The review found several problems: there were several areas of the deposit where grades were higher in the geostatistical model than in the grade zone model; the design pit was substantially larger than the Lerchs-Grossman pit upon which it was based; and there was substantial smearing of grade and of ore percent. The last problem, coupled with the erratic nature of the deposit, contributed to the decision to choose the Lerchs-Grossman estimate.

17.3.4 Chase Hill

For the Chase Hill deposit there was a substantial difference between the estimates as reported from the grade zone and geostastistical methods, even though the same volume was used in both. The Lerchs-Grossman estimate, using a different volume, was chosen for the modified geological reserve. The geostatistical method appeared to smear the ore percent and overestimate the ounces. There were several problems with the geostatistical model: only fire assays were used, although more than half the drill holes in the deposit had not been fire assayed; no mineralized zone boundary ("purple line") was used; on the east end of the deposit, one drill hole having mineralization above cut-off was not used; and the estimation variance was considered to be too high.

17.3.5 Ledbetter

For the Ledbetter deposit, a review of all grade zone model cross sections against those of the geostatistical model indicated that the grade zone model better represented the deposit; thus the grade zone estimate (15% greater) was chosen for the modified geological reserve. The greater estimate was used because the geostatistical model smoothed the grade and substantially cut the higher-grade samples, probably owing to insufficient drill hole coverage combined with the presence of a single, anomalous, very high-grade intercept. Also because of sparse drilling coverage, a liberal mineralized zone boundary ("purple line") was used in the geostatistical model, causing the smearing of ore percent across too large a volume.

17.3.6 Snake

The grade zone estimate, which is 7 percent greater than the geostatistical estimate, was chosen for the modified geological reserve. HMC's believed the geostatistical model was conservative (presumably too conservative), as it yielded a lower overall grade and was limited by tight constraints on the mineralized zone boundary ("purple line"). Minor changes in pit design could add a small percentage of additional reserves to the geostatistical estimate (Woolverson, 1994).

17.4 SUMMARY

In summary, the total geostatistical reserves (780,017 ounces) are nearly equal to the total modified geological reserves (782,100 ounces) (see Table 17.5). For each of the six deposits the relative difference between the geostatistical total was as follows:

- Mill – geostatistical 7% less than modified geological;
- Haile – geostatistical 16% greater than modified geological;
- Red Hill – geostatistical 28% greater than modified geological;
- Chase Hill – geostatistical 11% greater than modified geological;
- Ledbetter – geostatistical 13% less than modified geological; and
- Snake – geostatistical 7% less than modified geological.

17.5 RESERVES AUDIT BY DERRY, MICHENER, BOOTH, AND WAHL

The report, *Audit of April 1, 1994 Ore Reserves at the Haile Mine* by Derry, Michener, Booth, and Wahl (DMBW) (Parrish and Mullen, 1994) audited HMC's geostatistical block model results as reported in Woolverson (1994) and Barnes and Tyler (1994). In support of this effort, DMBW reviewed HMC's drilling density, sampling procedures, and lithologic logging from (then) recent drilling activity, cross sections, calculation of tonnage factors, and pit design parameters. DMBW, having performed a manual, in-situ, geological resource compilation for the property in 1992 was familiar with the geology and mineralization on the Haile property.

DMBW found that logging and sampling of core and cuttings were performed in a reasonable and consistent manner. An inspection of the then existing Bondar-Clegg (HMC's contract analytical laboratory) sample preparation facility in Kershaw, South Carolina found that the facility met industry standards. DMBW also found that results from regular check samples (analyzed by a second analytical laboratory) compared acceptably to Bondar-Clegg's results. HMC's pit design parameters (e.g., current gold price, mining costs, and use of the Lerchs-Grossman pit design algorithm) were found by DMBW to be realistic and logical. The HMC design pit limits were used in DMBW's manual reserve calculations.

DMBW characterized drill hole spacing on the Haile property as being approximately on 100 to 150 foot centers in deeper parts of the six deposits, and on less than 25 foot spacing locally within the Haile, Snake, and Red Hill deposits. Snake and Mill were characterized as well tested (drilled and sampled); Haile, Chase Hill, and Red Hill as moderately well tested; and Ledbetter as adequately tested for reserve compilation, but requiring additional drilling. DMBW reviewed and concurred with HMC's specific gravity, total sulfur data, and estimates for tonnage factors.

DMBW performed new manual resource calculations for seven north-south cross sections located in the approximate center of each design pit. Two of these sections were located in the Snake deposit (this deposit is cut by a major fault) and one section each was located in the remaining five deposits. The manual results were compared to HMC's geostatistical block model results along the same sections. DMBW used a grade cut-off of 0.025 opt (as did HMC for its polygon and grade zone estimates), recognizing that the floating cut-off for the geostatistical model ranged from slightly over 0.025 opt to 0.033 opt. The audit used uncut and uncomposited assays, did not use a dilution factor, and for each deposit cross section the manually calculated Measured and Indicated resources (termed Proven and Probable reserves by DMBW) were limited to the design pits as employed in HMC's 1994 resource estimates. The seven cross sections included approximately 11% of HMC's geostatistical block model

resources. The comparison results for DMBW manual versus HMC geostatistical were as follows, for ounces of gold:

- Mill Section 2137000E – DMBW 2.6% greater than HMC;
- Snake Section 2141700 E – DMBW 15.3% greater than HMC;
- Snake Section 2141300 E – DMBW 4.9% greater than HMC;
- Haile Section 2138100 E – DMBW 3.4% greater than HMC;
- Red Hill Section 2139300 E – DMBW 25.0% less than HMC;
- Ledbetter Section 2139700 E – DMBW 83.5% greater than HMC; and
- Chase Hill Section 2138000 E – DMBW 49.8% less than HMC.

The agreement for Mill, Snake, and Haile is fair to good, agreement for Red Hill is poor, and there is no agreement for Ledbetter and Chase Hill. DMBW believed that the discrepancy for Ledbetter (3% of the Haile property geostatistical resources) was caused by their use of a single, thick, high-grade intercept included within the cross section, and that additional drilling at Ledbetter would be needed to substantiate that this intercept is representative of the deposit. Discrepancies for Red Hill (12% of Haile resources) and Chase Hill (3%) were ascribed to insufficient drilling for certain portions of these deposits, and to the fact that DMBW manual method, unlike the HMC geostatistical method, used cyanide soluble assay data where fire assay data were not available.

DMBW's total ounces for the seven cross sections were 7.5% greater than HMC's geostatistical total, which indicated to DMBW that HMC's geostatistical estimate was conservative. This seems to assume that each cross section was a truly representative section for its deposit, and thus the total for the seven sections could be used to characterize the total for the six deposits. As presented in Section 11, there is pronounced discontinuity in the deposits (except for Mill and Ledbetter), and thus this assumption may not be valid.

DMBW stated that the definitions, parameters, and procedures used by HMC were in keeping with industry standards and regulatory criteria for estimating Proven/Probable reserves, and that HMC's MEDSystem software program was an adequate estimation tool as constrained by HMC. DMBW supported HMC's geostatistical estimate of a total of 780,017 ounces of gold (Proven/Probable) for the six deposits.

17.6 COMMENTARY ON RESOURCES AND RESERVES

The 780,000 ounces of gold estimated by HMC is considered by the Qualified Person to be a valid estimate of the gold present on the Haile property. Based upon the date of the estimation, the deposit is classifiable as a Historic Reserve and in the opinion of the Qualified Person now should be considered as an Indicated Resource. The reader is cautioned that the resource estimate possesses a degree of uncertainty due to prior contamination of assays and significant disagreement between estimation methodologies due to the use of blocks in the model which are too large for the individual deposits, which consequently poses a risk to the potential success of development.

Additionally, down-hole surveys showed variation based upon the direction of the drilling, resulting in implementation of an additional correction factor in the Resource/Reserve estimate. Use of the existing database would potentially result in an over dilution of the deposits due to the excessive size of the modeled blocks. Accordingly, it is recommended that additional drilling of the deposits identified at the Haile deposit be conducted with concomitant fire assaying of the samples and recalculation of the resource estimate to remove the uncertainties of the prior work.

18.0 OTHER RELEVANT DATA AND INFORMATION

18.1 UPSIDE POTENTIAL FOR THE SIX DEPOSITS

Woolverson (1994) characterized upside potentials for the six deposits. The total specified upside potential for the six deposits is between 100,000 and 130,000 ounces. The 100,000 ounce estimate would increase both the total modified geological reserve (782,000 ounces) and the geostatistical reserve (780,017 ounces) by 13%.

18.1.1 Mill

The upside potential at Mill (216,500 ounces modified geological, 240,030 ounces geostatistical) ranges between 20,000 ounces and 50,000 ounces. Resources could increase from a better definition of grade by additional vertical drill holes, placed between the diabase dikes within the deposit; better definition of faulting; refinement of dike locations in order to expand the east side of the deposit; and revising the pit design to include resources outside its present boundary.

18.1.2 Haile

The upside potential at Haile (109,000 ounces modified geological, 126,596 ounces geostatistical) is minor – a maximum of 20,000 ounces. Refining the geologic model and adding drill holes to problem areas may only change the resource distribution, and not add significant resources.

18.1.3 Red Hill

The upside potential at Red Hill (72,800 ounces modified geological, 93,268 ounces geostatistical) is minimal – a maximum of 15,000 ounces which would be achieved by additional, fire assay reanalysis of stored R.C. samples, and redrilling and deeper drilling of mineralized zones.

18.1.4 Chase Hill

The upside potential at Chase Hill (19,100 ounces modified geological, 21,252 ounces geostatistical) is minimal – only a few thousand ounces. These resources may exist on the east of the pit area, but will probably occur in narrow and erratic zones typical of the deposit.

18.1.5 Ledbetter

The upside potential at Ledbetter is uncertain. Increasing the shallow resources does not appear likely. There is a projected resource of 150,000 ounces below the design pit, but the grade of this zone does not appear to support underground mining.

18.1.6 Snake

The upside potential at Snake (333,500 ounces modified geological, 311,317 ounces geostatistical) could be 45,000 ounces which could be defined if a Lerchs-Grossman pit design were performed on Inferred Resources lying within the grade zone block model. Infill drilling at Snake was considered a high priority because the main mineralized zone is defined by only a few drill holes. An important potential downside here is that infill drilling could restrict mineralization; the outer mineralization boundary is well defined (Woolverson, 1994).

19.0 INTERPRETATION AND CONCLUSIONS

The archived AGI/HMC lithologic logs were found to be detailed and comprehensive, and completed in a professional and workmanlike manner. The lithologic logs, assay data, core photos, maps, cross sections, and other data are well preserved and in good order at the Haile mine office. The basic geologic and analytical data appear to be traceable within HMC's geologic interpretation, and appear to support the existence of mineralized zones as depicted on HMC's 1994 cross sections for the Haile property deposits.

In examining the sets of HMC geologic cross sections for the deposits (except for Chase Hill, for which there are no HMC cross sections), the vertical extent of mineralization is drawn in accordance with the cut-off grade, and the interpreted, down-dip continuity and lateral extent of mineralization within individual cross sections appear reasonable with respect to drill hole spacing. Examination of the deposits from section to section (south to north, along strike) revealed that continuity of mineralized zones in the Mill and Ledbetter deposits is fair to good, and that continuity for Haile, Red Hill, and Snake is fair to poor. For all five deposits the continuity along dip is somewhat better than along strike.

In examining the grade zone method and geostatistical method pit profiles for the Ledbetter deposit, where there is good continuity of mineralization, the smearing of grade and of ore percent was observed in the geostatistical profiles. This also was noted by HMC in reviewing the geostatistical estimates for several deposits.

The parallel HMC status reports of Woolverson (1994) and Barnes and Tyler (1994) were generated shortly after conclusion of the AGI/HMC drilling and sampling program of 1991 to 1994. The HMC interpretation and estimation methods were sound, and both status reports are clear, well reasoned, and understandable. In these reports, the total estimates of Measured and Indicated gold resources for the six deposits are in close agreement, as determined by three different methods (grade zone, geostatistical, and Lerchs-Grossman). There are, however, significant disagreements for individual deposits when compared among the three methods. The "modified geological reserve" category was used by HMC to present, for each deposit, the best estimate from the above three methods. The total for this category agrees closely with totals from the above three methods.

For pit planning purposes, geotechnical evaluation is a total necessity as the pits will be sequentially and layered mined. Any wall failure will totally halt production.

As the necessary type of pit mining is totally inflexible it is important that pits are properly planned to meet current economic factors, as the life of each individual pit is extremely short, with only the Mill and Snake pits having a productive life that exceeds much more than one year.

20.0 RECOMMENDATIONS

The HMC status report for geology and exploration (Woolverson, 1994) was generated shortly after conclusion of the AGI/HMC drilling and sampling program of 1991 to 1994. The report included an array of recommendations for discovering additional resources, improving geological interpretation, improving the mineralization model used in the geostatistical resource estimation method, performing acid rock drainage studies (ARD) relating to mine planning and mining costs. The approximate 1994 cost for the recommendations was $2,000,000 over the 12 to 18 months required for the work. The recommendations are summarized below.

- Undertake a drilling program for exploration (35 to 40 holes), infill (35 to 40 holes), and delineation of any new discovery (25 holes).
- Complete fire assay analysis for any available sample pulps from Haile, Red Hill, Chase Hill, and Snake.
- Perform a geostatistical block model sensitivity analysis using various geologic constraints (e.g., strict outlines for grade zones).
- Validate dilution calculations in the grade zone block model resource estimate.
- Augment the density data set with available but unused data from several hundred drill holes.
- Modify tonnage factors after review of sulfur data and the Kriged sulfur model.
- Derive interpretive oxidation cross sections for all six deposit pits.
- Formulate a new lithologic scheme that can be used to better define the mineralized zones.
- Improve the ARD model with pyrite speciation data, new sulfur analyses, carbon analyses, and inundation testing.
- Review metallurgical recovery data with ore samples representing the six deposits and the various mineralized-zone types.
- Perform trace element geochemical studies to discriminate alteration, lithologic, and mineralogic features.
- Perform mineralogical studies on speciation of sulfate, carbonate, sulfide, and mica.
- Initiate preliminary feasibility studies for underground mining at Snake and Ledbetter.
- For possible resumption of reverse circulation drilling, study gold content of fine versus coarse material during sample recovery at the rig.
- Update the geologic grade zone block model, and update and complete all north-south cross sections (strike sections).

It is additionally recommended that a geotechnical study be undertaken for each of the Haile Project pits.

21.0 REFERENCES

Barnes, T. E. and Tyler, W. D., 1994, Haile project status report, reserves and mine planning: internal report for Amax Gold, Inc., July 1994, 79 p.

Culvern, J. B., 2006, Going for gold at the Haile mine: Sandlapper, Winter 2006-07, p. 48-52.

Dennis, A. J., 1995, The Carolina terrane in northwestern South Carolina: Relative timing of events and recent tectonic models, *in* Hibbard, J. P., van Staal, J. R., and Cawood, P. A., eds., Current Perspectives in the Appalachian-Caledonian Orogen: Geologic Association of Canada, Special Paper 41, p. 173-189.

Feiss, P. G., Vance, K. R., and Wesolowski, D. J., 1993, Volcanic rock-hosted gold and base-metal mineralization associated with Neoproterozoic-Early Paleozoic back-arc extension in the Carolina terrane, southern Appalachian Piedmont, Geology, v. 21, p. 439-442.

Gillon, K. A., Mitchell, T. L., Dinkowitz, S. R., and Barnett, R. L., 1998, The Ridgeway gold deposits: A window to the evolution of a Neoprotoerozoic intra-arc basin in the Carolina terrane, South Carolina, *in* Carolina Geological Society Guidebook for 1998 Annual Meeting, p. 25-64.

Kilbey, T. R., 1994 Haile project quality control review: Haile Mining Company, Inc. internal memorandum from T. R. Kilbey to N. J. Woolverson, July 21, 1994, 68 p.

Parrish, L. S. and Mullen, T. V., 1994, Audit of April 1, 1994 ore reserves at the Haile Mine: consulting report prepared for Amax Gold, Inc. by Derry, Michener, Booth, and Wahl, April 22, 1994, 38 p.

Rowe, J. and Turner, T., 2005, Innovative systems for ARD: Mining Environmental Management, March 2005, p. 6-8.

Wells, R. A. and Woolverson, N. J., 1993, Haile Mining Co., Inc, ore reserve estimate, February 1, 1993: internal report for Haile Mining Co., 84 p.

Woolverson, N. J., 1994, Haile project status report, geology and exploration: internal report for Haile Mining Company, May 1994, 62 p.

22.0 DATE AND SIGNATURE

The undersigned prepared this Technical Report, titled Technical Study on the Haile Mine Project, Kershaw, Lancaster County, South Carolina dated 17 July 2007.

The format and content of the report are intended to conform to Form 43-101F1 of National Instrument 43-101 (NI 43-101) of the Canadian Securities Administrators.

Signed and Sealed

Derek Rance, P.Eng. 17 July 2007

Stephen Keller, PG 17 July 2007

Mark A. Anderson, P.Eng. 17 July 2007

Bernard J. Guarnera, CMA, P.E. P.G., C.P. (Geology)

23.0 ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES

23.1 MINING

Mining at Haile will consist of the sequential mining of six small separate open pits at a nominal rate of 4,000 tons of ore per day at a 5.25:1 stripping ratio (including pre-stripping).

These pits are detailed in Section 17 above and their locations are shown in Figure 23.1.


2,136,000 E
2,138,000 E
2,140,000 E
2,142,000 E
576,000 N
574,000 N
Chase Hill
Ledbetter
Snake
Mill
Haile
Red Hill
EX
0
1000
2000 ft.
EX
Excluded from Haile Property

Figure 23.1. Location of Haile Pits

With regard to the mining of the Haile pits there are a number of considerations that need to be taken into account when considering the pit design, operations, and equipment selection. The principal considerations are:

- The small and confined pit dimensions require that small equipment be used.
- Ore occurs in discrete lenses, which requires that digging equipment should be highly selective.
- A substantial portion of the waste rock has significant acid generating potential (AGP). This requires that this rock is backfilled into all of the mined out pits to the point that the filled pit surface is free draining and will divert ground water from flowing through the pit.

The small pit dimensions preclude the use of "pushbacks" in the design of the pit. As such, it is acceptable to plan the haul roads to run in spiral fashion down the pit walls. However, this does mean that the pits will be exploited by means of a "Whittle Worst Case" scenario and that there is no potential for pit optimization. There is no existing record of geotechnical investigation, but the outline trace of the pit walls on the geological cross sections suggests that fairly conservative inter-ramp angles were used in previous planning. As some of the proposed pits, such as the Snake, are planned to be relatively deep, it is important that full geotechnical studies be undertaken prior to detailed pit planning as it will be very difficult to alter the ultimate pit design after mining has commenced.

Ore is hauled by truck to directly to the crusher. Waste material preferentially will be directly backfilled into a mined out pit provided that backfill space is available. If such direct space is unavailable and the waste has a high AGP, it will be directed to the permanent acid rock storage facility. If the waste is "clean" and backfill space is unavailable, it will be stored in a temporary waste dump adjacent to the pit or used as construction material in the tailings impoundment.

As envisioned, the 6-year mine plan requires that, prior to production, a 2 million ton pre-strip is undertaken. During the first 3 years of production all of the mining capacity is engaged in ore production and waste stripping. For the remaining 3 years, the direct mining requirements falls to two-thirds to one-half of the equipment capacity, and the remaining capacity is then dedicated to rehandling stockpiled waste in order to backfill the mined out pits. Backfilling will be completed approximately 4 months after cessation of production.

23.1.1 Mining Operations

Due to the requirement for selective digging, ore will be mined with a backhoe, while waste digging will be conducted with wheel loaders. Considering the necessity for selective digging due to the narrow ore lenses, bench height should be at a maximum of 20 feet when in ore. However as a number of the pits such as the Mill, Snake and possibly Ledbetter have a substantial pre-strip requirement, bench height could be increased to 25 feet as a cost saving measure when in waste. Most of the mining will be below the level of the current water table, therefore pit dewatering will be required. The dewatering rates are expected to vary by pit but should, in total, be less than 1,500 gallons per minute.

Drilling operations will be conducted using rubber-tired truck mounted rotary drills, capable of both hammer and tri-cone, drilling 6.75 inch diameter holes. These drills are selected for their mobility.

Cuttings from the first 20 feet of the blast holes will be sampled and analyzed at the on-site laboratory for both gold and sulfur to determine the final destination of the blasted material. Blast holes will be charged with ammonium nitrate explosives where conditions are dry and with emulsion in wet-hole conditions.

Because the deposit is structurally complex, this necessitates the benches to be both structurally and lithologically mapped prior to drilling and that subsequent to the blast, ore, and waste material will be zoned and flagged by the geological and engineering staff in accordance to its planned destination.

Front-end loaders (988G-class) with 8.3-cubic yard buckets will primarily load waste into 65- ton haul trucks for transport out of the pit. A 65-ton truck is selected as its operating width is the least for the highest operating tonnage. The pit designs as shown in Figure 23.1 above are based on the use of a 100-ton truck that is 40 inches wider than the 65-ton truck. This requires that the haul roads be 11.7 feet wider and so, for example, in the Snake pit the stripping requirement would be increased by approximately 450,000 tons for the larger truck. Ore will be primarily loaded by a 7.8-cubic yard backhoe excavator.

Ore will be hauled and dumped directly into the primary crushing plant that feeds the mill. Placement of the waste rock will be dependent on the results of the laboratory analysis and the waste rock management schedule. Waste rock containing sulfides that may generate acid rock drainage will be scheduled for placement in mined-out pits directly or alternatively into an acid rock storage facility for temporary or permanent storage.

23.1.2 Mining Fleet

The haulage fleet was sized using an estimated one-quarter mile average haul for the mine life.

The mining fleet and major support equipment with the respective capital costs are summarized in Table 23.1. All capital represents new equipment cost. Due to the short mine life, leasing, particularly for the trucks, should be considered.

TABLE 23.1
HAILE MINE EQUIPMENT LIST

Type	Size	Number	Cost ($)
Hydraulic (Backhoe)	5.8-cubic yard	1	980,000
Front-end Loaders	8.3-cubic yard	2	2,200,000
Haulage Trucks	70 tons	10	4,680,000
Rotary Drills	6.75 inches	2	1,260,000
Bulldozers	D8T	3	1,470,000
Graders	14H	1	410,000
Water Tankers	5,000 gal	1	240,000
Service Trucks		5	700,000
Pumps	25 HP	4	116,000
Pickup Trucks		6	128,000
Total Mine Equipment			**12,184,000**

23.1.3 Mine Schedule

The mining sequence was scheduled to maintain a constant mill feed, maximize the cash flow by providing the highest recoverable grades as soon as possible, while maintaining stripping ahead of mining, and minimizing the rehandling of waste rock. In addition, no ore is scheduled to be mined and

stockpiled prior to processing. The mine schedule is based on the assumption that any existing pit backfill will be removed prior to the commencement of mining. Therefore, no consideration is given to this material in the mine schedule.

The acid generating potential of the waste rock and the pit walls is a major consideration in the development of the mine schedule. The pits require that they be backfilled as soon as possible following the completion of mining in order to minimize pit wall acid generation. AGP waste rock will be backfilled into a pit as soon as possible following its initial mining. There is limited space availability for AGP waste in the mined out pits (see Table 23.2) so the excess will be placed in a permanent storage facility and sealed. Clean waste rock with no AGP will be placed directly in the backfill sequence atop AGP waste or into temporary waste dump sites near the pit for ultimate disposal.

The pits will be backfilled to the point that the surface is free draining, then clay capped to minimize the infiltration of surface water into the pit. The backfill material will come from the mine waste. To reduce additional rehandling costs, pit-to-pit haulage will be used as much as practicable. However, in some cases, depressions will remain from the mined-out pit as a result of trying to minimize the amount of backfill rehandling, but these will be free-draining.

The pits can be backfilled with AGP waste up to the reduction/oxidation boundary within the water table, thus keeping the AGP waste in a reducing environment. The remainder of the backfill will be with rock having no AGP. As initial schedules show a significant shortfall of clean waste, this shortfall will be made up either with borrow material mined from elsewhere on the property or by the use of low level AGP material neutralized with lime as clean waste substitute in pit backfill. With this alternative there should be sufficient clean waste availability to eliminate the need for borrow material.

23.1.4 Mine Backfill Capacities and Requirements

The mine backfill requirements were calculated from preliminary pit designs so as to minimize the amount of waste necessary and still allow the surface to be free draining. The preliminary design was scaled as a percentage of the total waste removed on each given bench. In areas of existing pits, a constant volume was added to compensate for the volume necessary to top up existing holes. In this way, the backfill requirements/capacities were scaled for any given pit. While not exact, this provided a reasonable approximation of actual backfill requirements. It was assumed that the volume of backfill would be placed at 80% of the original in-place rock density.

It was assumed that AGP waste would be placed below the existing reducing oxidizing boundary within the water table. These water table elevations were estimated for each pit by Knight-Piesold. The backfill requirements are summarized in Table 23.2.

TABLE 23.2 PIT BACKFILL REQUIREMENTS			
Pit Area	**Redox Boundary Elevation (feet)**	**Non AGP tons**	**AGP tons**
Mill	320	5,185,000	396,000
Haile	300	4,506,000	957,000
Snake	380	5,854,000	11,052,000
Red Hill	280	4,060,000	217,000
Chase Hill	340	709,000	34,000
Ledbetter	320	2,315,000	519,000
Total		**22,629,000**	**13,175,000**

23.1.5 Mine Plan

The mine plan attempts to first mine the highest grade material then working down to the lowest grade material, minimizing the amount of pre-production stripping required and minimizing the amount of rehandle necessary to backfill the mined out pits. The basic sequence decided on was to mine out the Snake Pit as quickly as possible in order to exploit the high-grade ore that would then provide a large sink for direct backfilling so as to minimize subsequent rehandle. To accomplish this it was necessary to simultaneously mine the Haile pit as an ore source while the Snake pit was being stripped. The Haile pit ore is of lower grade but has an above average recovery and very little waste stripping. These pits are then followed in sequence by the Mill, Ledbetter, Red Hill, and Chase Hill pits.

The mine plan calls for pre-production stripping 2 million tons primarily from the Snake Pit and a smaller portion from Haile to prepare it for initial ore production.

The first year of production, is scheduled so as to ramp-up throughout the year into full production. This ramp-up schedule effectively reduces the annual production capability to approximately 84%. During this ramp-up year, Haile is the sole ore source and requires half of the mining capacity. The other half of the mining capacity is used in stripping Snake. Large waste stockpiles, both of AGP waste and clean waste will be accumulating throughout this year and the following year.

The second year of production is at full production. The Haile Pit is exhausted by the second quarter at which time Snake becomes capable of fully supplying the ore requirement. Haile will be backfilled without rehandle using the Snake waste.

The third year of production has Snake as the sole ore source. About half of the mining capacity is concentrated in the Snake pit. The other half of is dedicated to stripping the Mill pit. Waste stockpiles continue to accumulate. By this time a large portion of the AGP waste that will remain in the permanent surface facility will have been mined. A large portion of the permanent AGP waste facility can then be capped and closed at this time.

During the fourth year of production the Snake pit is exhausted in the third quarter and the Mill pit becomes the primary ore source. After the Snake pit is fully mined, all of the mined AGP waste from Mill will be directly backfilled into the Snake pit. Stripping is then started in the Ledbetter pit. At this time, the ore and waste mining requirement drops to about ⅔ of total capacity. The excess equipment capacity is then used to rehandle the stockpiled AGP waste and place it into the Snake pit.

During the fifth year of production the Mill pit continues as the primary ore source with the Ledbetter pit being a secondary ore source. Both these pits exhaust during the year and the Red Hill is opened up. Again, excess mining capacity is used to rehandle backfill material.

In the sixth year of production Red Hill is the primary ore source. Red Hill exhausts late in the year and Chase Hill is started. Excess mining capacity continues to be used to rehandle backfill.

Mining continues into the first quarter of the seventh year, at which time Chase Hill exhausts thereby depleting all ore reserves. Backfilling and reclamation activities will then continue until completion of all the backfilling activities.

The mine plan was produced as a simple paper schedule ensuring mining feasibility on at least a quarterly basis. Details of the mine plan and rehandle schedule are shown in Table 23.3.

It should be noted that due to the imposed restraint that no ore is to be stockpiled, as this could lead to sulfide oxidation and consequential recovery losses, that annual waste removal and handling varies in accordance with the amounts of ore exposure on each bench. It is expected that advantage of any slack time will be utilized in such activities as tailings, dam heightening, waste dump trimming, capping the AGP waste facility, road maintenance etc.

TABLE 23.3
MINE PLAN AND REHANDLE SCHEDULE
('000 TONS AND GRADE OZ/TON)

Year 0 Days:100								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	**Stockpille Reclaim Tons**
Snake				2,000	20.00	2,000	20.00	
TOTAL				**2,000**	**20.00**	**2,000**	**20.00**	
Year 1 Days: 306								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	
Haile	1,180	3.86	0.069	3,652	11.93	4,832	15.79	
Snake	44	0.14	0.091	4,590	15.00	4,634	15.14	
TOTAL	**1,224**	**4.00**	**0.07**	**8,242**	**26.93**	**9,466**	**30.93**	
Year 2 Days: 365								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	
Haile	665	1.82	0.067	546	1.50	1,211	3.32	
Snake	794	2.18	0.086	9,418	25.8	10,212	27.98	
TOTAL	**1,460**	**4.00**	**0.078**	**9,964**	**27.3**	**11,424**	**31.30**	
Year 3 Days: 365								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	
Mill				4,745	13.00	4,745	13.00	
Snake	1460	4.00	0.10	4,920	13.48	6,380	17.48	
TOTAL	**1460**	**4.00**	**0.10**	**9,665**	**26.48**	**11,125**	**30.48**	
Year 4 Days: 365								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	
Mill	795	2.18	0.13	5,754	15.76	6,549	17.94	
Snake	665	1.82	0.14	425	1.16	1,090	2.99	
Ledbetter				404	1.11	404	1.11	
TOTAL	**1,460**	**4.00**	**0.13**	**6,583**	**18.04**	**8,043**	**22.04**	**1,609**
Year 5 Days: 365								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	
Mill	987	2.70	0.10	678	1.86	1,665	4.56	
Red Hill	177	0.48	0.04	2,400	6.58	2,577	7.06	
Ledbetter	296	0.81	0.09	2,350	6.44	2,646	7.25	
TOTAL	**1,460**	**4.00**	**0.09**	**5,428**	**14.87**	**6,888**	**18.87**	**4,536**
Year 6 Days: 365								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	
Red Hill	1,252	3.43	0.07	2,655	7.27	3,907	10.70	
Chase Hill	208	0.57	0.05	891	2.44	1,099	3.01	
TOTAL	**1,460**	**4.00**	**0.09**	**3,546**	**9.72**	**5,006**	**13.72**	**6418**
Year 7 Days: 54								
Pit Area	**Ore**	**Tons/day**	**Grade**	**Waste**	**Tons/day**	**Total**	**Tons/day**	
Chase Hill	213	3.95	0.05	411	7.61	624	11.56	
TOTAL	**213**	**3.95**	**0.05**	**411**	**7.61**	**624**	**11.56**	**4893**

23.1.6 Mining Costs

The mining costs were based on the operating cost of similar sized properties and labor costs appropriate to South Carolina. The proposed mining fleet are 988 class, rubber-tired, front-end loaders and a 7.8-cubic yard backhoe excavator matched to 65-ton, 775-class haulage trucks.

23.1.7 Personnel

The number of personnel is calculated for a three shift, 7-day week operation. This listing is stated in Table 23 .4.

TABLE 23.4
LIST OF PERSONNEL

Position	Number	Cost $ (including burden factor)
Mine Superintendent	1	95,000
Foremen	4	260,000
Supervisor	2	150,000
Mine Engineer	2	150,000
Geologist	2	140,000
Surveyor	1	55,000
Total Staff	**13**	**850,000**
Pit Labor	70	2,706,000
Mechanics	12	605,400
Welders	4	187,400
Total Hourly Paid	**72**	**3,498,800**

23.1.8 Operating Cost

Mine operating cost is estimated to be as shown in Table 23.5.

TABLE 23.5
MINE OPERATING COST

Type	$ per ton
Supplies and Materials	0.79
Labor	0.31
Administration	0.09
Sundry Items	0.16
Total	**1.35**

The cost of reclaim from waste stockpiles is estimated to be $0.60 per ton.

23.2 MILLING

The flowsheet includes primary gyratory crushing of mine run ore, transport of the ore to a coarse-ore stockpile and SAG mill grinding. The SAG mill discharge will be screened and the pebble oversize returned to the SAG mill. The screen undersize will be fed to the ball mill feed sump that is in closed circuit with 20-inch cyclones. The cyclone underflow or oversize constitutes the circulating load and the cyclone overflow is the feed to flotation. The pulp will be subjected to rougher flotation only. The rougher concentrates will be dewatered, repulped, and reground to approximately 80% <400 mesh Tyler. The reground concentrates will then be fed to six stages of CIL gold recovery followed by cyanide destruction. The loaded carbon will be screened, stripped, and returned to the CIL circuit. The strip solution will be introduced to electrolytic gold refining on steel wool followed by smelting to bullion.

Mill operating costs are summarized in Table 23.6.

TABLE 23.6
HAILE MILL OPERATING COSTS

Unit	$/ton Ore Milled
Flotation Plant	
Supplies and Materials	$5.65
Labor	$2.16
Administration	$0.75
Miscellaneous	$0.86
Concentrate Leach Plant	
Labor	$0.67
Supplies and Materials	$0.70
Electric Power and Maintenance	$0.21
Total Operating Costs	**$11.00**

23.3 INFRASTRUCTURE

As the mine will be a short-lived venture, the infrastructure should be emplaced using easily dismantled or movable units so as to regain capital expenditure and minimize rehabilitation cost.

Office
If additional office space above that now existing is required, a pre-manufactured trailer-type building of sufficient size to provide office space for the supervision, accounting, and purchasing staff will be located is close proximity to the current building.

Shop and Warehouse
A three truck bay pre-engineered building of standard steel construction, heated and insulated, of sufficient size to house all surface shops and indoor warehousing facilities will be erected.

Assay Laboratory
A building of masonry construction, resistant to acid fumes will be erected.

Oil and Grease Storage
An oil and grease storage facility will be established adjacent to the maintenance shop.

Fuel Storage and Service Island
This facility provides for the receiving, storing and dispensing of diesel and gasoline fuels. The fuels will be stored in 10,000-gallon storage tanks situated above ground.

Electrical Power Main Sub-Station and Distribution
Electrical power will be purchased and brought on-site over a high-voltage transmission line to the main substation.

Water Supply
A tank farm will be established at a suitable elevation to provide adequate line pressure. The farm will consist of two 25,000-gallon potable water tanks and one 1,000,000-gallon tank for mill and fire protection water with the lower half dedicated to fire protection. The water will be distributed through buried pipelines.

Sewage Treatment Plant
All domestic sewage generated at the site will be processed through a modern treatment facility, size to be determined.

Fresh Water Collection
Fresh water for the project will be collected in one reservoir. The reservoir will be capable of storing 1,600 acre-feet of water.

Waste Water Treatment
Mine drainage water and surface facilities run-off water will be treated in a modern treatment plant appropriate to satisfy South Carolina water quality standards before release into Haile Gold Mine Creek.

Dry Tailings
Mill process tailings will be delivered to a thickening and filtering facility for extraction of the water. The filtered tailings will be delivered either to the paste backfill system, or to the dry tailings disposal and reclaim pile.

23.4 GENERAL AND ADMINISTRATION OPERATING COST

General and Administrative (G&A) costs are projected in Table 23.7.

TABLE 23.7 GENERAL AND ADMINISTRATION OPERATING COST		
G&A Personnel	**Manpower**	**Burdened Salary ($)**
General Manager	1	170,000
Administrative Superintendent	1	100,000
Accountants	3	150,000
Payroll Clerk	1	40,000
Purchasing Agent	1	48,000
Warehousemen	4	148,000
Environmental Engineer	1	68,000
Safety Inspector	1	40,000
Human Resource Supervisor	1	48,000
Secretary	1	32,000
Total	**15**	**844,000**
G&A Supplies		
Office and Safety Supplies		90,000
Outside Services (including Security)		**225,000**
Regulatory Compliance		300,000
Recruiting Relocation		250,000
Travel		160,000
Equipment Rentals		40,000
Small Vehicles		150,000
Insurance		415,000
Community Relations		100,000
Miscellaneous		100,000
Total		**1,830,000**
Total G&A Expenses		**2,674,000**

23.5 INFRASTRUCTURE CAPITAL

In !991, Kilborn Engineering Pacific Ltd. estimated the infrastructure cost to amount to $9,068,000. Applying standard inflation factors to this cost, a new estimated capital amount of $16,700,000 should be considered a fair estimate for the purposes of this Scoping Study.

23.6 RECOVERABILITY

Metallurgical recoveries for the Haile deposit are summarized in Table 23.8. Values for the Ledbetter and Chase Hill pits is estimated from data obtained from the other pits.

TABLE 23.8 FLOTATION CONCENTRATE LEACH DATA		
Ore Type	**Sample**	**Overall Flotation and Concentrate Leach Gold Recovery %**
Snake	SBR – 1	88.1
	SBR – 2	59.6
	SBR – 3	71.4
	SBR – 4	69.5
	Behre Dolbear Estimate	**69.0**
Haile	HBR – 7	68.4
	Behre Dolbear Estimate	**78.0**
Red Hill	RBR – 8	74.9
	RBR – 9	84.8
	Behre Dolbear Estimate	**78.0**
Mill Zone	MZAR – 184	73.4
	MZAR – 188	73.4
	Behre Dolbear Estimate	**73.0**
Ledbetter	**Behre Dolbear Estimate**	**78.0**
Chase Hill	**Behre Dolbear Estimate**	**78.0**

23.7 ENVIRONMENTAL CONSIDERATIONS

23.7.1 Environmental Baseline

Romarco will need to establish (document) environmental baseline conditions to support design, permitting, operation, and closure of the Project. Listed below are brief summaries of each of the environmental disciplines needed, along with an assessment of time and cost to establish. In most cases, the environmental baselines have already been established:

23.7.2 Air Quality and Meteorology

This baseline was established to support original permitting. It is not anticipated that much additional data collection will be required. Air quality meteorology data and from other nearby sources can be used to model projected impacts from the proposed operation. This work can be done in 3 to 4 months and would cost approximately $50,000.

23.7.3 Surface Water and Groundwater (Flow, Depth, and Quality)

This baseline is well established at the site. It is being utilized to support/document reclamation and closure efforts. Regardless, there may be a need to document drainages not currently impacted by historical facilities. In addition, there will be a need to drill additional monitoring wells to establish baseline conditions below the tailings impoundment and possibly below overburden/waste disposal areas. This baseline can be established over a 1-year period and will cost between $300,000 and $400,000.

23.7.4 Soils and Geochemistry

Acid base accounting (static) and follow-up kinetic testing of ore and waste rock material will be required. Sample gathering can be completed in conjunction with exploration/development drilling. Characteristics of the various rock types are better understood now than when the project was originally developed and permitted. Regardless, confirmation testing will be necessary. Soils information must also be gathered to assess reclamation capabilities (and for possible use as liner/cap material). These baseline data gatherings can be completed in one year. Estimated costs for soils and geochemical testing is approximately $150,000.

23.7.4.1 Biological Resources (Vegetation and Wildlife)

Considerable work was done to establish this baseline in earlier permitting efforts. There are a few species of concern (but no listed Threatened or Endangered ones) that will have to be investigated. If necessary, special mitigation may be required. This baseline typically can be completed in 6 months to 1 year to establish (depending upon the time of year started). Estimated cost for documentation of additional lands is $80,000 to $100,000.

23.7.5 Cultural/Archaeology

As with other baselines, the majority of the project area has been inventoried for cultural and archaeological sites. However, the results of these investigations will have to be re-reviewed for significance. In addition, any new proposed facilities on land, not previously inventoried, will require inventory. This activity can be completed in 2 to 3 months. Estimated cost for the establishment of this baseline is $60,000.

23.7.6 Permitting

The Haile Project was previously permitted as a heap leach operation and most recently operated from 1984 though 1992. Reclamation and closure activities began shortly thereafter and have continued to date. The permitting history at the site and the fact that some permits are still active (and can be transferred) demonstrates that mining can be permitted in the state. In addition, there has been success with permitting, operation, and closure of the Ridgway Mine, a project similar to that being proposed at Haile.

The regulatory agencies have also experienced a heap leach operation (Brewer Mine), which is close to Haile, which due to heavy rains, experienced a breach of a containment facility. The Brewer Mine also has suffered through inadequate capital funding resulting in an inability to close the mine properly. The State has foreclosed on the reclamation bond. The Brewer mine currently is a Superfund Site administered by the U.S. Environmental Protection Agency.

Interviews with agency personnel did not reveal any impediments to obtaining the necessary permits to construct operate and close a new operation at Haile. In addition, regulatory interviews did not reveal any new legislation or regulations that are being contemplated that could have an impact on mine permitting timeframes, schedules, or costs.

Many permits at Haile are still in effect, and may be transferred to Romarco if a deal is consummated. Listed below are the anticipated significant permits that will be necessary to construct, operate, and close

the Haile Project along with estimated review/approval times (after submittal of complete applications). These are:

Permit	Regulatory Authority	Review Time
1) Mining/Operating Permit*	SC Div. of Mining & Solid Waste Mgt.	1 year
2) Air Quality Permit*	SC Bureau of Air Quality	8 mos. – 1 year
3) Public Water Permit*	SC Bureau of Drinking Water	6 months
4) Solid Waste Disposal Permit*	SC Bureau of Solid & Haz. Waste	6 months
5) NPDES Permit*	SC NPDES Section/Bureau	1 year
6) Dam and Reservoir Permit	SC Bureau of Water Resources	6 months
7) Stormwater Permit*	SC NPDES Section/Bureau	2 months
8) 401 Certification	SC Dept. of Health & Env. Control	8 mos. – 1 year
9) 404 Permit	US Army Corp of Engineers	2 years
10) Septic Tank Permit(s)*	Lancaster County Env. Health Div.	2 months
11) Emergency Preparedness*	Lancaster County & Fire Dept.	1 month

*Permits marked with an asterisk are already in place with the current operation/operator and will need to be transferred/amended.

23.7.7 Social and Community Issues

Interviews with regulatory officials, nearby landowners and Haile/Kinross personnel did not reveal any fatal flaws or sensitive issues that would preclude project development. However, Romarco will have to develop a well coordinated community affairs and Project Education Program. This program must keep the local community(s) and governmental agencies fully apprised of planned activities so that there are no surprises. In addition, lines of communication should be developed that seek input to proposed activities so that the impacted community becomes a part of the overall project. All discussions with community and regulatory officials were positive.

There is no past history of any organized opposition to the Haile Mine, but the emergence of an organized "community group" cannot be discounted. The "not in my back yard' syndrome has crept into virtually all aspects of American life and the Haile project is no exception. Romarco Minerals should factor in significant costs for additional or updated studies, an adequate time horizon and high-quality consulting, legal and public relations assistance if it decides to move forward with this project. The largest non-economic threat to this project is that it is delayed and frustrated to the point where it cannot move forward. The presence of the failed Brewer Mine in close proximity is a factor that needs to be addressed proactively. The success of the Ridgeway and the Haile reclamations should be highlighted to deflect criticism.

23.7.8 Closure Planning

The Haile Project is not yet adequately defined to determine a detailed reclamation and closure plan and associated costs. However, there are known two critical issues that will need to be addressed as part of project design, permitting, operation, and closure to make this project work from a technical and financial perspective. These are:

23.7.9 Acid Rock Drainage

Current and historic evidence indicate that ore and waste rock material contain sulfides capable of generating acid leachates (ARD). ARD can occur in the exposed pit walls, overburden/waste disposal sites (on surface and in-pit disposal sites), as well as within the tailings impoundment. Kinross has

demonstrated success with management, reclamation, and closure of the first two situations. The latter situation (tailings disposal) will require the management and quick disposal of highly reactive tailings within relatively inert flotation tailings in a lined flooded impoundment. This practice of tailings disposal management is not new and is used at many locations in North America. A water treatment plant should also be considered for water management purposes.

23.7.10 Water Management

Average annual precipitation at the site is nearly 50 inches, with evaporation averaging approximately 30 inches. This will require the need to design adequate diversion and containment systems around planned facilities. In addition, active management of water balance(s) of the various facilities will be necessary to contain storm events and/or anticipate rainy season solution and storm water build-up.

The remaining facilities proposed at the Haile Project will be similar to those that have been closed (or are being closed) at this time. Historical maximum financial assurance numbers have been approximately $6.0 million. While current facility specifics (location, area, and volumes) have not been determined, in today's dollars this previous number could potentially double in order to adequately close facilities.

23.8 ROYALTIES

The only royalties that could occur would be in conjunction with obtaining the rights to the Snake pit.

23.9 CAPITAL

Project capital costs have been developed to reflect all new equipment and complete infrastructure. The short planned mine life of 6 years leaves room to strategically reduce costs by accepting lower quality, but serviceable infrastructure. The capital costs are summarized in Table 23.3.

23.10 OPERATING COSTS

Operating costs for the project have been determined based upon a full 365-day year. Mining operations include engineering, mining, mine maintenance, ore and waste haulage and stockpiling Milling operations include crushing, grinding, flotation, cynanidation, dewatering, tailings disposal, and mill utilities. General and Administration costs include administration, accounting, purchasing, personnel relations, environmental, safety, warehousing, and security.

Table 23.4 indicates the schedule of production and operating costs over the life of the project.

23.11 FINANCIAL MODEL

The economic performance of the Haile Mine was estimated using the capital and operating cost parameters previously noted. Scenarios were performed at gold prices ranging from $450 to $650 per ounce at $50 per ounce increments at discount rates at 0.5% increments. The results are summarized in Table 23.9 and are generally disappointing with positive values at meaningful discount rates beginning at $650 per ounce.

TABLE 23.9 FINANCIAL PERFORMANCE – HAILE MINE (AFTER-TAX NPV $MILLIONS)					
Gold Price ($/oz)	Discount Rate				
	5%	7.5%	10%	12.5%	15%
450	(58.4)	(60.7)	(62.2)	(63.1)	(63.7)
500	(36.7)	(41.5)	(45.3)	(48.2)	(50.4)
550	(15.9)	(23.3)	(29.2)	(33.9)	(37.7)
600	0.6	(9.1)	(16.6)	(22.7)	(27.6)
650	15.7	4.7	(4.3)	(11.7)	(17.8)
700	41.4	28.4	17.6	8.7	1.3
750	57.3	42.3	30.0	19.7	11.1
800	72.9	56.1	42.1	30.4	20.7
850	88.5	69.8	54.2	41.2	30.3
900	104.1	83.5	66.4	52.0	39.9
950	119.4	97.0	78.3	62.5	49.3
1,000	134.7	110.4	90.1	73.0	58.6

CERTIFICATE OF QUALIFICATIONS

Derek Rance

I, Derek Rance, P.Eng., do hereby certify that:

1. I am Chairman and Senior Associate Behre Dolbear and Company Ltd.
   67 Yonge Street, Toronto, Ontario M5E 1J8

2. I am a graduate of The University of the Witwatersrand. B.Sc (Min Eng.) 1959
   University of Western Ontario, MBA 1963

3. I am registered as a Professional Engineer with Professional Engineers Ontario #38087011

4. I have worked as a Mining Engineer for a total of 45 years since my graduation. My relevant experience for the purpose of the Technical Report is:

   - Mine Manager of Dickenson Mines for 9 years.
   - General Manager of IOC's Carol Lake Project for 9 years

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

I am responsible for the preparation of Sections 1-6, 23.1, 23.3-23, of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July, 2007 (the Technical Report).

6. I visited the Property on March 27-28, 2007

7. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information, and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

9. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

10. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

11. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated 17 July 2007

D. C. Rance

"Signed and sealed"
Derek Rance, P.Eng.

CERTIFICATE OF QUALIFICATIONS

Stephen Keller

I, Stephen Keller, PG, do hereby certify that:

1. I am Stephen M. Keller, Keller Geoscience, LLC
4325 Iris Street, Wheat Ridge, Colorado 80033 USA

2. I am a graduate of Colorado School of Mines, Professional Degree, Hydrogeology, 1992
State University of New York (SUNY) College at Fredonia, M.S., Geology, 1974;
SUNY at Buffalo, B.A., Geology, 1972

3. I am registered as a Professional Geologist (PG), State of Wyoming, #849, 1992

4. I have worked as a geologist and hydrogeologist for a total of 31 years since my graduation (1974). My relevant experience for the purpose of the Technical Report is:

    - Geologist in drilling programs and resource assessments for a variety of mineral commodities. Field supervisor for a gold exploration program in the Carolina Slate Belt, including the area of the Haile gold mine.

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 7-21 of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July, 2007 (the Technical Report).

7. I visited the Property on March 27-31, 2007.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information, and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated 17 July 2007

"Signed and sealed"
Stephen M. Keller, PG

CERTIFICATE OF QUALIFICATIONS

Mark Anderson

I, Mark Anderson, P.Eng., do hereby certify that:

1. I am Chairman and Senior Associate of Behre Dolbear & Company, Inc.
988 Eighteenth Street, Suite 1500, Denver, Colorado 80202 USA

2. I am a graduate of: Michigan Technological University with a B.S. Metallurgical Engineering.

3. I am registered as a Qualified Person with Mining, & Metallurgical Society of America. Qualified Person number is 01081QP.

4. I have worked as a Metallurgist for a total of 45 years since my graduation. My relevant experience for the purpose of the Technical Report is:

5. I have read the definition of "qualified person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

6. I am responsible for the preparation of Sections 16, 21.2 of the Technical Report on the Haile Mine Project Kershaw, Lancaster County, South Carolina, dated 17 July 2007 (the Technical Report).

7. I have not visited the Property.

8. I have had no prior involvement with the property that is the subject of the Technical Report.

9. To the best of my knowledge, information, and belief, my section of Technical Report contains all scientific and technical information that is required to be disclosed to make the report not misleading.

10. I am independent of Romarco Minerals, Inc. as set out in section 1.4 of National Instrument 43-101.

11. I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

12. I consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public.

Dated 17 July 2007

"Signed and sealed"
Mark Anderson, P.Eng.

CERTIFICATE OF AUTHOR

I, Bernard J. Guarnera, CMA, P. E., P.G., C. P. (Geology), do hereby certify that:

1. I am currently the president and chief executive officer of the minerals industry consulting firm, Behre Dolbear & Company, Inc., a Delaware corporation, with business office at 999 Eighteenth Street, Denver, Colorado, 80202 USA – Telephone: 303.620.0020 Facsimile: 303.620.0024 E-mail: guarnera@dolbear.com .

2. I graduated from the Michigan College of Mining and Technology (now Michigan Technological University) with a Bachelor of Science degree in Geological Engineering (Mining) in 1965 and a Master of Science in Economic Geology in 1967.

3. I am a registered member of the following professional and technical societies:

American Institute of Mineral Appraisers -	Certified Mineral Appraiser
Australasian Institute of Mining and Metallurgy -	Fellow and Chartered Professional (Geology)
Texas Board of Professional Engineers -	Professional Engineer 41852
Idaho Board of Registration for Professional Geologists -	Registered Geologist 510
Oregon Board of Geologist Examiners -	Registered Geologist 070
Mining and Metallurgical Society of America -	Qualified Professional Member
Canadian Institute of Mining, Metallurgy and Petroleum -	Member
Prospectors and Developers Association of Canada -	Member
Society of Economic Geologists -	Fellow
Society of Mining Engineers -	45-year member

4. I have practiced my profession continually for a total of 42 years since graduation from university and have acted in a responsible professional manner through-out this period.

5. I fulfill the requirements for Competent/Qualified Person under most reporting jurisdictions by reason of my education, work experience and affiliation with professional associations

6. I am responsible for the valuation section and the review of and technical editing of the report titled "Technical Report on the Haile Mine Project, Kershae, Lancaster County, South Carolina" dated July 2007 relating to the aforementioned property.

7. I have not had prior involvement with the properties that are the subject of the report.
8. I am not aware of any material fact or material change with respect to the subject matter of the report that is not reflected in the report, the omission to disclose which would make the report misleading.

9. I am independent of the client and owner of the property.

10. I consent to the filing of the report and any publication of it, including electronic publication.

Dated this 24th day of October 2007.

Bernard J. Guarnera, CMA, P.E. P.G., C.P. (Geology)

Material change report, filed October 30, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

October 29, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on October 29, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco's Haile Scoping Study: 100,000 oz of Gold/yr NPV: $72.9 Million at Current Gold Price

5. Full Description of Material Change

Behre Dolbear & Company, Inc. of Denver, Co. has completed the scoping study for the Haile Gold Mine. The report has been SEDAR filed as a NI 43-101 report. The scoping study outlines a mining operation that will produce an average of 100,000 ounces of gold production per annum after the initiation start-up year of operation at a gold cash cost of $350 per ounce. Romarco has solicited engineering firms to prepare a definitive project feasibility study, is in the process of evaluating those proposals and intends to award the contract shortly. All amounts in this news release are in US dollars.

The study indicates a 6 year mine life based on current measured and indicated mineral resources (7.8 million tonnes @ 2.8 g/t gold). The study used Geostatistical and Lerchs-Grossman methods of evaluating the current resource based on over 1800 drill holes in 453,000 feet of core and reverse circulation drilling (138,000 meters). The drilling was completed on 50 foot spacing (15 meter spacing).

In addition, there exists inferred resources of 7.4 million tonnes grading 3.1 g/t gold).

Financial Analysis:

The NPV and IRR of the Haile Gold Mine at various gold prices are provided in the table below:

Gold Price	NPV at 0%	NPV at 5%	IRR
650	$55.6 million	$ 25.5 million	11.7%
700	$78.4 million	$ 42.6 million	15.6%
750	$97.1 million	$ 57.2 million	19.0%
800	$117.6 million	$ 72.9 million	22.4%
850	$138.0 million	$ 88.5 million	25.6%

Operation Summary:

Flowsheet: Open-pit mining, jaw crushing, SAG mill grinding, flotation, re-grind, CIL, electrolytic gold refining

Throughput rate	4000 tons per day
Recovery	73%
Capital Expenditure	$94 million
Cash Costs (Yrs. 2-5)	$350 per ounce
Average annual gold production (Yrs. 2-5)	105,000 ounces

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

October 29, 2007

News release, filed October 30, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **October 30, 2007**

ROMARCO'S HAILE SCOPING STUDY: 100,000 OZ OF GOLD / YR NPV: $72.9 MILLION AT CURRENT GOLD PRICE

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that Behre Dolbear & Company, Inc. of Denver, Co. has completed the scoping study for the Haile Gold Mine. The report has been SEDAR filed as a NI 43-101 report. The scoping study outlines a mining operation that will produce an average of 100,000 ounces of gold production per annum after the initiation start-up year of operation at a gold cash cost of $350 per ounce. Romarco has solicited engineering firms to prepare a definitive project feasibility study, is in the process of evaluating those proposals and intends to award the contract shortly. All amounts in this news release are in US dollars.

The study indicates a 6 year mine life based on current measured and indicated mineral resources (7.8 million tonnes @ 2.8 g/t gold). The study used Geostatistical and Lerchs-Grossman methods of evaluating the current resource based on over 1800 drill holes in 453,000 feet of core and reverse circulation drilling (138,000 meters). The drilling was completed on 50 foot spacing (15 meter spacing).

In addition, there exists inferred resources of 7.4 million tonnes grading 3.1 g/t gold).

Financial Analysis:

The NPV and IRR of the Haile Gold Mine at various gold prices are provided in the table below:

Gold Price	NPV at 0%	NPV at 5%	IRR
650	$55.6 million	$ 25.5 million	11.7%
700	$78.4 million	$ 42.6 million	15.6%
750	$97.1 million	$ 57.2 million	19.0%
800	$117.6 million	$ 72.9 million	22.4%
850	$138.0 million	$ 88.5 million	25.6%

Operation Summary:

Flowsheet: Open-pit mining, jaw crushing, SAG mill grinding, flotation, re-grind, CIL, electrolytic gold refining

Throughput rate	4000 tons per day
Recovery	73%
Capital Expenditure	$94 million
Cash Costs (Yrs. 2-5)	$350 per ounce
Average annual gold production (Yrs. 2-5)	105,000 ounces

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton. at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

News release, filed October, 29, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **October 29, 2007**

ROMARCO'S HAILE SCOPING STUDY: 100,000 OZ OF GOLD / YR
NPV: $72.9 MILLION AT CURRENT GOLD PRICE

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that Behre Dolbear & Company, Inc. of Denver, Co. has completed the scoping study for the Haile Gold Mine. The report has been SEDAR filed as a NI 43-101 report. The scoping study outlines a mining operation that will produce an average of 100,000 ounces of gold production per annum after the initiation start-up year of operation at a gold cash cost of $350 per ounce. Romarco has solicited engineering firms to prepare a definitive project feasibility study, is in the process of evaluating those proposals and intends to award the contract shortly. All amounts in this news release are in US dollars.

The study indicates a 6 year mine life based on current measured and indicated mineral resources (7.8 million tonnes @ 2.8 g/t gold). The study used Geostatistical and Lerchs-Grossman methods of evaluating the current resource based on over 1800 drill holes in 453,000 feet of core and reverse circulation drilling (138,000 meters). The drilling was completed on 50 foot spacing (15 meter spacing).

In addition, there exists inferred resources of 7.4 million tonnes grading 3.1 g/t gold).

Financial Analysis:

The NPV and IRR of the Haile Gold Mine at various gold prices are provided in the table below:

Gold Price	NPV at 0%	NPV at 5%	IRR
650	$55.6 million	$ 25.5 million	11.7%
700	$78.4 million	$ 42.6 million	15.6%
750	$97.1 million	$ 57.2 million	19.0%
800	$117.6 million	$ 72.9 million	22.4%
850	$138.0 million	$ 88.5 million	25.6%

Operation Summary:

Flowsheet: Open-pit mining, jaw crushing, SAG mill grinding, flotation, re-grind, CIL, electrolytic gold refining

Throughput rate	4000 tons per day
Recovery	73%
Capital Expenditure	$94 million
Cash Costs (Yrs. 2-5)	$350 per ounce
Average annual gold production (Yrs. 2-5)	105,000 ounces

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton. at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"
Diane R. Garrett,
President and C.E.O.

Material change report, filed October 25, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

October 25, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on October 25, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Haile Mining Team Joins Romarco.

5. Full Description of Material Change

All the Haile Gold Mine employees have joined Romarco including Terry Turner, Operations Manager and Ramona Schneider, Environmental Engineer. Mr. Turner, and Ms. Schneider's knowledge of the Haile Gold Mine and experience with exploration, operations, closure, regulatory and permitting matters will be extremely valuable to Romarco as it advances Haile through feasibility and into production. Mr. Roger Faile, Foreman and Mr. William Clem, Operator of Haile have also joined the Romarco team.

Mr. Terry Turner – Operations Manager - has been with the Haile Gold Mine since 1988. From 1988-1992, under ownership of Piedmont Mining, Mr. Turner was responsible for the crushing, agglomerating, gold recovery and shipping operations at Haile. Working for Haile Mining Company (a subsidiary of Amax Gold from 1992-1998 and a subsidiary of Kinross Gold from 1998 to October 16, 2007 when Romarco purchased the asset), Mr. Turner was responsible for closure design development, closure construction, regulatory permitting and negotiations, and water treatment.

Ms. Ramona Schneider - Environmental Engineer has been with the Haile Gold Mine since 1990. As Environmental Engineer, Ms. Schneider has been responsible for

maintaining permits and regulatory compliance, organizing closure sampling programs, preparation of regulatory reporting documents and reclamation project management and engineering.

In addition, Romarco's Sr. Geologist and Q.P., Mr. Tom Kilbey, was project geologist at Haile from 1991 - 1994 when it was owned by Amax Gold. Mr. Kilbey was responsible for discovering the Ledbetter deposit, currently the highest grade deposit at Haile averaging 3.5 g/t gold. Mr. Kilbey will be designing for the upcoming drill program to confirm the historic resource and increase known resources.

Mr. Turner and Ms. Schneider are qualified MSHA (Mining Safety and Health Administration) trainers.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

October 25, 2007

News release, filed October 25, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **October 25, 2007**

HAILE MINING TEAM JOINS ROMARCO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that all the Haile Gold Mine employees have joined Romarco including Terry Turner, Operations Manager and Ramona Schneider, Environmental Engineer. Mr. Turner, and Ms. Schneider's knowledge of the Haile Gold Mine and experience with exploration, operations, closure, regulatory and permitting matters will be extremely valuable to Romarco as it advances Haile through feasibility and into production. Mr. Roger Faile, Foreman and Mr. William Clem, Operator of Haile have also joined the Romarco team.

Mr. Terry Turner – Operations Manager - has been with the Haile Gold Mine since 1988. From 1988-1992, under ownership of Piedmont Mining, Mr. Turner was responsible for the crushing, agglomerating, gold recovery and shipping operations at Haile. Working for Haile Mining Company (a subsidiary of Amax Gold from 1992-1998 and a subsidiary of Kinross Gold from 1998 to October 16, 2007 when Romarco purchased the asset), Mr. Turner was responsible for closure design development, closure construction, regulatory permitting and negotiations, and water treatment.

Ms. Ramona Schneider - Environmental Engineer has been with the Haile Gold Mine since 1990. As Environmental Engineer, Ms. Schneider has been responsible for maintaining permits and regulatory compliance, organizing closure sampling programs, preparation of regulatory reporting documents and reclamation project management and engineering.

In addition, Romarco's Sr. Geologist and Q.P., Mr. Tom Kilbey, was project geologist at Haile from 1991 - 1994 when it was owned by Amax Gold. Mr. Kilbey was responsible for discovering the Ledbetter deposit, currently the highest grade deposit at Haile averaging 3.5 g/t gold. Mr. Kilbey will be designing for the upcoming drill program to confirm the historic resource and increase known resources.

Mr. Turner and Ms. Schneider are qualified MSHA (Mining Safety and Health Administration) trainers.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton. at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed October 25, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **October 25, 2007**

HAILE MINING TEAM JOINS ROMARCO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that all the Haile Gold Mine employees have joined Romarco including Terry Turner, Operations Manager and Ramona Schneider, Environmental Engineer. Mr. Turner, and Ms. Schneider's knowledge of the Haile Gold Mine and experience with exploration, operations, closure, regulatory and permitting matters will be extremely valuable to Romarco as it advances Haile through feasibility and into production. Mr. Roger Faile, Foreman and Mr. William Clem, Operator of Haile have also joined the Romarco team.

Mr. Terry Turner – Operations Manager - has been with the Haile Gold Mine since 1988. From 1988-1992, under ownership of Piedmont Mining, Mr. Turner was responsible for the crushing, agglomerating, gold recovery and shipping operations at Haile. Working for Haile Mining Company (a subsidiary of Amax Gold from 1992-1998 and a subsidiary of Kinross Gold from 1998 to October 16, 2007 when Romarco purchased the asset), Mr. Turner was responsible for closure design development, closure construction, regulatory permitting and negotiations, and water treatment.

Ms. Ramona Schneider - Environmental Engineer has been with the Haile Gold Mine since 1990. As Environmental Engineer, Ms. Schneider has been responsible for maintaining permits and regulatory compliance, organizing closure sampling programs, preparation of regulatory reporting documents and reclamation project management and engineering.

In addition, Romarco's Sr. Geologist and Q.P., Mr. Tom Kilbey, was project geologist at Haile from 1991 - 1994 when it was owned by Amax Gold. Mr. Kilbey was responsible for discovering the Ledbetter deposit, currently the highest grade deposit at Haile averaging 3.5 g/t gold. Mr. Kilbey will be designing for the upcoming drill program to confirm the historic resource and increase known resources.

Mr. Turner and Ms. Schneider are qualified MSHA (Mining Safety and Health Administration) trainers.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton. at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed October 17, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
USA 89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **October 16, 2007**

ROMARCO CLOSES HAILE GOLD MINE ACQUISITION

ROMARCO MINERALS INC. ("TSXV: R" – the "Company") is pleased to announce that it has closed the acquisition of the Haile Gold Mine (Lancaster County, South Carolina) from Haile Mining Company, Inc., a subsidiary of Kinross Gold Corporation.

In connection with the closing all permits and titles have been transferred to Romarco's wholly owned subsidiary (Haile Gold Mine Inc.), the Company has posted the financial assurance reclamation bond of US $3.2 million and issued to Haile Mining Company, Inc. 5 million common shares in the capital of Romarco.

The Company has also executed a Lease and Option to Purchase Agreement with a private third party for an additional 875 acres adjoining and surrounding the property. The total land package controlled by the Company is approximately 1800 acres.

The Company's technical team will immediately begin a confirmation drilling program, to convert the resource estimate which may be categorized as proven and probable reserves in accordance with NI 43-101. Simultaneous with the confirmation drilling, the Company's technical team has designed a drilling program to increase resources on the property. The Company's Q.P. on the Haile Gold Mine is Tom Kilbey.

Haile Gold Mine

The historic resource of the Haile Gold Mine and surrounding property is 15.2 million tonnes at an average grade of 3.1 grams per tonne for a total of 1.54 million contained ounces of gold. The historic reserve (Amax, 1994) encompassed a total proven and probable reserve of 780,100 ounces. The historical reserve by Amax was completed prior to NI 43-101 and therefore, is being treated as a historical resource by the Company. Existing drilling in the historic reserve areas was completed on an average spacing of 50 foot (15 meter) spacing and has been confirmed by Behre Dolbear to be a well-defined resource.

Cautionary note: A qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

Material change report, filed September 26, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

September 25, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Calgary on September 25, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Filing Service Canada

4. Summary of Material Change

Romarco advises that its shareholders have exercised warrants and provides an update of its activities.

5. Full Description of Material Change

Romarco report that US Global Investors, Sprott Asset Management and RMB Resources have exercised their $0.21 warrants. A total of 20.5 million warrants have been exercised for total proceeds of $4.3 million. The Company currently has cash of $ 7.88 million and no debt.

Closing on the transaction to acquire the Haile Gold Mine from Haile Mining Company (a subsidiary of Kinross Gold Corporation) is on track and expected to occur on or before Oct. 30, 2007. The definitive agreements have been executed and the parties are in the process of transferring all permits and title to Romarco. Romarco has established a wholly owned Delaware Corporation subsidiary, Haile Gold Mine Inc., which will hold the Haile Gold Mine asset. A core drill rig has been reserved and is on standby to begin the confirmation drill program soon after closing. This program will occur over a three month period and is designed to convert the historic resource to a current NI 43-101 reserve. Following the drill program, the Company will initiate permitting and feasibility by utilizing a contracted engineering firm.

To date at the Pinos Gold District, Romarco has focused its drilling and sampling on the Cinco Estrellas vein system which extends for 4 kilometers and is open to the south. Cinco Estrellas is one of the 4 vein systems in the main Pinos District. Initial focus on this vein was the requirement pursuant to a JV option on the northern extension of the Cinco Estrellas (representing 4% of the land holdings). Romarco has satisfied that work requirement and is continuing to explore and define the rest of the property by sampling and drilling on the three other veins – San Ramon, Candelaria and La Paz. The San Ramon and Candelaria veins were the host of the majority of the past production by the Spanish and Cornish. Romarco has gained access to the underground at San Ramon and will continue to test its potential. It is the Company's goal to drill and sample each of the three primary veins in order to select the best target areas to begin test mining.

Final drill results are pending on the Pine Grove Gold Project and drill permits have been received for the Red Canyon Gold Project. Romarco has an option agreement with Miranda Gold on Red Canyon and drilling is expected to occur prior to year-end, pending drill rig availability. The Company has divested of its Roberts Mountains Project in Nevada.

In a press release dated August 8, 2007, the Company announced its annual stock option grant to directors and officers in the amount of 1,625,000. The number of options granted to officers and directors was 1,525,000 at an exercise price of $0.285 and an expiry date of August 7, 2012.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

September 25, 2007

News release, filed September 26, 2007

ROMARCO Minerals Inc

News Release

September 25, 2007

ROMARCO'S SHAREHOLDERS EXERCISE WARRANTS, CORPORATE UPDATE

Romarco Minerals Inc. (TSXV:R) is pleased to report that US Global Investors, Sprott Asset Management and RMB Resources have exercised their $0.21 warrants. A total of 20.5 million warrants have been exercised for total proceeds of $4.3 million. The Company currently has cash of $ 7.88 million and no debt.

The Company is also pleased to update its corporate activities:

Haile Gold Mine:

Closing on the Haile Gold Mine from Haile Mining Company (a subsidiary of Kinross Gold Corporation) is on track and expected to occur on or before Oct. 30, 2007. The definitive agreements have been executed and the parties are in the process of transferring all permits and title to Romarco. Romarco has established a wholly owned Delaware Corporation subsidiary, Haile Gold Mine Inc., which will hold the Haile Gold Mine asset. A core drill rig has been reserved and is on standby to begin the confirmation drill program soon after closing. This program will occur over a three month period and is designed to convert the historic resource to a current NI 43-101 reserve. Following the drill program, the Company will initiate permitting and feasibility by utilizing a contracted engineering firm.

Pinos Gold District:

To date, Romarco has focused its drilling and sampling on the Cinco Estrellas vein system which extends for 4 kilometers and is open to the south. Cinco Estrellas is one of the 4 vein systems in the main Pinos District. Initial focus on this vein was the requirement pursuant to a JV option on the northern extension of the Cinco Estrellas (representing 4% of the land holdings). Romarco has satisfied that work requirement and is continuing to explore and define the rest of the property by sampling and drilling on the three other veins – San Ramon, Candelaria and La Paz. The San Ramon and Candelaria veins were the host of the majority of the past production by the Spanish and Cornish. Romarco has gained access to the underground at San Ramon and will continue to test its potential. It is the Company's goal to drill and sample each of the three primary veins in order to select the best target areas to begin test mining.

Nevada Exploration:

Final drill results are pending on the Pine Grove Gold Project and drill permits have been received for the Red Canyon Gold Project. Romarco has an option agreement with Miranda Gold on Red Canyon and drilling is expected to occur prior to year-end, pending drill rig availability. The Company has divested of its Roberts Mountains Project in Nevada.

In a press release dated August 8, 2007, the Company announced its annual stock option grant to directors and officers in the amount of 1,625,000. The number of options granted to officers and directors was 1,525,000 at an

exercise price of $0.285 and an expiry date of August 7, 2012.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

Diane R. Garrett
President and C.E.O.


Reflecting Core Values

News release, filed September 25, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

RECEIVED
2008 APR 23 P 2:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

FINAL APPROVED FOR IMMEDIATE RELEASE **September 25, 2007**

ROMARCO'S SHAREHOLDERS EXERCISE WARRANTS, CORPORATE UPDATE

Romarco Minerals Inc. (TSXV:R) is pleased to report that US Global Investors, Sprott Asset Management and RMB Resources have exercised their $0.21 warrants. A total of 20.5 million warrants have been exercised for total proceeds of $4.3 million. The Company currently has cash of $ 7.88 million and no debt.

The Company is also pleased to update its corporate activities:

Haile Gold Mine:

Closing on the Haile Gold Mine from Haile Mining Company (a subsidiary of Kinross Gold Corporation) is on track and expected to occur on or before Oct. 30, 2007. The definitive agreements have been executed and the parties are in the process of transferring all permits and title to Romarco. Romarco has established a wholly owned Delaware Corporation subsidiary, Haile Gold Mine Inc., which will hold the Haile Gold Mine asset. A core drill rig has been reserved and is on standby to begin the confirmation drill program soon after closing. This program will occur over a three month period and is designed to convert the historic resource to a current NI 43-101 reserve. Following the drill program, the Company will initiate permitting and feasibility by utilizing a contracted engineering firm.

Pinos Gold District:

To date, Romarco has focused its drilling and sampling on the Cinco Estrellas vein system which extends for 4 kilometers and is open to the south. Cinco Estrellas is one of the 4 vein systems in the main Pinos District. Initial focus on this vein was the requirement pursuant to a JV option on the northern extension of the Cinco Estrellas (representing 4% of the land holdings). Romarco has satisfied that work requirement and is continuing to explore and define the rest of the property by sampling and drilling on the three other veins – San Ramon, Candelaria and La Paz. The San Ramon and Candelaria veins were the host of the majority of the past production by the Spanish and Cornish. Romarco has gained access to the underground at San Ramon and will continue to test its potential. It is the Company's goal to drill and sample each of the three primary veins in order to select the best target areas to begin test mining.

Nevada Exploration:

Final drill results are pending on the Pine Grove Gold Project and drill permits have been received for the Red Canyon Gold Project. Romarco has an option agreement with Miranda Gold on Red Canyon and drilling is expected to occur prior to year-end, pending drill rig availability. The Company has

divested of its Roberts Mountains Project in Nevada.

In a press release dated August 8, 2007, the Company announced its annual stock option grant to directors and officers in the amount of 1,625,000. The number of options granted to officers and directors was 1,525,000 at an exercise price of $0.285 and an expiry date of August 7, 2012.

For further information, please contact Diane Garrett, President and C.E.O. or Shirene Urton at (775) 355-1900.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Interim financial statements for the six month period ended June 30, 2007, filed August 28, 2007

Consolidated Financial Statements of

ROMARCO MINERALS INC.

(an exploration stage company)

Six month period ended June 30, 2007 and 2006
(Unaudited)

ROMARCO MINERALS INC.

(an exploration stage company)

Consolidated Balance Sheets

Canadian $

	June 30, 2007	December 31, 2006
	Unaudited	
Assets		
Current assets:		
Cash and cash equivalents	**$ 4,904,580**	$ 7,212,203
Amounts receivable	**152,174**	123,009
Prepaid expenses	**81,642**	58,812
	5,138,396	7,394,024
Mineral property interests (note 5)	**5,014,477**	3,423,709
Equipment (note 6)	**173,528**	101,982
Long-term deposits on office lease	**5,806**	-
Deferred acquisition costs (note 7)	**59,665**	-
Reclamation bonds	**104,767**	114,597
	$ 10,496,639	$ 11,034,312
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	**$ 252,524**	$ 174,519
Long-term liabilities:		
Asset retirement obligations	**56,689**	56,689
	309,213	231,208
Shareholders' equity:		
Share capital (note 8(a))	**41,069,291**	40,343,097
Warrants (note 8(b))	**2,653,607**	2,717,564
Stock options (note 8(c))	**807,600**	540,100
Contributed surplus	**672,446**	672,446
Deficit	**(35,015,518)**	(33,470,103)
	10,187,426	10,803,104
	$ 10,496,639	$ 11,034,312

Subsequent events (note 11)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Diane Garrett"
Director

"R. J. MacDonald"
Director

ROMARCO MINERALS INC.

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

(Unaudited)

Canadian $

	Three months ended June 30,		Six month period ended June 30,	
	2007	2006	**2007**	2006
Revenue:				
Interest income	**$ 52,021**	$ 19,446	**$ 118,027**	$ 44,563
Exploration, general and administrative expenses:				
Amortization	**8,376**	1,902	**16,585**	3,827
Audit and accounting	**9,879**	13,060	**19,879**	14,886
Consulting fees	**13,836**	22,963	**97,514**	95,088
Insurance	**16,069**	15,894	**32,021**	32,062
Legal fees	**10,301**	24,717	**10,406**	24,717
Office, rent and communication	**72,505**	22,107	**154,035**	46,994
Salaries	**223,110**	206,578	**577,746**	367,276
Shareholder relations and transfer agent	**117,583**	107,779	**158,685**	131,827
Stock based compensation (note 8(d))	**105,350**	51,000	**288,500**	68,400
Travel	**100,137**	58,585	**154,798**	76,363
Vehicle	**772**	-	**5,477**	-
Other	**1,806**	4,435	**3,134**	17,778
	679,724	529,020	**1,518,780**	879,218
Other income (expense):				
Merger break fees (note 4)	**-**	-	**-**	1,407,404
Merger costs (note 4)	**-**	(56,629)	**-**	(107,326)
Financing fees	**-**	-	**-**	(20,000)
Loss on foreign exchange	**(120,394)**	(90,545)	**(144,662)**	(67,500)
	(120,394)	(147,174)	**(144,662)**	1,212,578
Income (loss) and comprehensive income (loss) for the period	**(748,097)**	(656,748)	**(1,545,415)**	377,923
Deficit, beginning of period	**(34,267,421)**	(31,558,325)	**(33,470,103)**	(32,592,996)
Deficit, end of period	**$ (35,015,518)**	$ (32,215,073)	**$ (35,015,518)**	$ (32,215,073)
Income (loss) per share				
- basic	**$ (0.01)**	$ (0.01)	**$ (0.02)**	$ 0.01
- diluted	**(0.01)**	(0.01)	**(0.02)**	0.01
Weighted average number of shares outstanding	**93,217,584**	47,170,385	**92,998,661**	47,160,385

See accompanying notes to consolidated financial statements

ROMARCO MINERALS INC.

(an exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
Canadian $

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six month period ended June 30, 2007	Six month period ended June 30, 2006
Cash provided by (used in):				
Operating activities:				
Income (loss) for the period	$ (748,097)	$ (656,748)	$ (1,545,415)	$ 377,923
Items not involving cash:				
Amortization	8,376	1,902	16,585	3,827
Stock based compensation	105,350	51,000	288,500	68,400
Change in non-cash working capital	(59,196)	22,423	(170,388)	658,082
Long-term deposits on office lease	(1,476)	-	(5,806)	-
	(695,043)	(581,423)	(1,416,524)	1,108,232
Financing activities:				
Exercise of stock options	39,000	-	39,000	-
Proceeds from issue of shares on exercise of warrants	363,059	-	430,889	-
	402,059	-	469,889	-
Investing activities:				
Mineral property interests	(608,335)	(126,568)	(1,268,022)	(415,744)
Deferred acquisition costs	(14,665)	-	(14,665)	-
Reclamation bonds	8,768	-	9,830	-
Equipment	(10,780)	-	(88,131)	-
	(625,012)	(126,568)	(1,360,988)	(415,744)
Increase (decrease) in cash and cash equivalents	(917,996)	(707,991)	(2,307,623)	692,488
Cash and cash equivalents at beginning of period	5,822,576	2,330,917	7,212,203	930,438
Cash and cash equivalents at end of period	$ 4,904,580	$ 1,622,926	$ 4,904,580	$ 1,622,926
Supplementary information:				
Issuance of common shares for:				
- mineral property interests (note 5 and 8(a))	$ -	$ -	$ 171,348	$ 48,000

See accompanying notes to consolidated financial statements

1. Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Romarco Minerals Inc. as at, and for the year ended, December 31, 2006. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2006 audited annual consolidated financial statements of Romarco Minerals Inc., except as described in note 3.

2. Nature of operations

Romarco Minerals Inc. (the "Company" or "Romarco") is incorporated under the laws of British Columbia and at June 30, 2007, its principal business activities are the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At June 30, 2007, the Company is in the process of developing its mineral properties and has not yet determined whether its mineral properties contain resources that are economically recoverable. The underlying value of the Company's mineral properties and the recoverability of the related deferred costs is entirely dependent on the existence of economically recoverable resources in its mineral properties and the ability of the Company and its joint venture partners to obtain the necessary financing to complete development and upon future profitable production from or the proceeds from the disposition of its mineral properties.

3. Change in accounting policies

New Accounting Policy – Financial Instruments

Effective January 1, 2007, Romarco adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a) Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3861, *Financial Instruments – Disclosure and Presentation*, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item

in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Romarco has designated its financial instruments as follows:

- Cash, cash equivalents, and short-term investments are classified as "Available-for-Sale". Due to their short-term nature, their carrying value equals their fair value;
- Other receivables and advances are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

(b) Section 1530, Comprehensive Income, introduces a new financial statement - "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The new standard did not have an impact upon adoption and the Company has not recognized any adjustments through other comprehensive income for the six months ended June 30, 2007.

(c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company upon adoption nor for the six months ended June 30, 2007.

4. Merger break fees

In August 2005 the Company announced that it had entered into an agreement to merge with Western Goldfields, Inc, a public US company which owns and operates the Mesquite gold mine in southern California. A merger agreement was signed in September 2005. In February 2006, the Company and Western Goldfields terminated the definitive merger agreement. In consideration for agreeing to such termination, Western Goldfields paid the Company $1,407,404 for break fees and expense compensation. The company incurred legal and other costs of $107,326 in 2006 in connection with the merger.

5. Mineral Property Interests

	Balance		Additions	
	Jun 30, 2007	Dec 31, 2006	6 months ended Jun 30, 2007	3 months ended Jun 30, 2007
Pinos Gold District, Mexico				
Acquisition, advance royalty and land holding costs	$ 294,339	$ 195,018	$ 99,321	$ -
Exploration:				
Drilling	368,728	-	368,728	186,371
Geological and geochemistry	9,113	8,219	894	894
Logistics, permitting and reporting	222,406	100,016	122,390	78,914
	894,586	303,253	591,333	266,179
Buckskin-National, Nevada				
Acquisition and land holding costs	731,838	644,838	87,000	-
Exploration:				
Aerial photography	24,408	24,408	-	-
Data compilation	2,966	2,966	-	-
Drilling	1,152,491	1,097,261	55,230	51,159
Geological and geochemistry	137,395	137,395	-	-
Logistics, permitting and reporting	40,407	37,985	2,422	1,721
Provision for reclamation costs	32,169	32,169	-	-
	2,121,674	1,977,022	144,652	52,880
Pine Grove, Nevada				
Acquisition and land holding costs	286,312	179,146	107,166	7,679
Exploration:				
Aerial photography	2,280	2,280	-	-
Data compilation	7,900	7,900	-	-
Drilling	880,803	210,976	669,827	424,195
Geological and geochemistry	35,286	35,286	-	-
Logistics, permitting and reporting	34,009	21,466	12,543	8,414
Provision for reclamation costs	17,583	17,583	-	-
	1,264,173	474,637	789,536	440,288
Roberts Mountains, Nevada				
Acquisition and land holding costs	171,663	171,663	-	-
Exploration:				
Data compilation	5,485	5,485	-	-
Drilling	293,988	293,926	62	62
Geological and geochemistry	20,106	20,106	-	-
Logistics, permitting and reporting	4,039	4,039	-	-
Provision for reclamation costs	6,937	6,937	-	-
	502,218	502,156	62	62

	Balance		Additions	
	Jun 30, 2007	Dec 31, 2006	6 months ended Jun 30, 2007	3 months ended Jun 30, 2007
Red Canyon, Nevada				
Acquisition and land holding costs	135,957	80,957	55,000	-
Exploration:				
Drilling	1,061	-	1,061	-
Geological and geochemistry	8,800	-	8,800	-
Logistics, permitting and reporting	1,413	1,089	324	324
	147,231	82,046	65,185	324
Golden Zebra, Nevada				
Acquisition and land holding costs	77,421	77,421	-	-
Exploration:				
Geological and geochemistry	5,558	5,558	-	-
Logistics, permitting and reporting	1,616	1,616	-	-
	84,595	84,595	-	-
	$ 5,014,477	$ 3,423,709	$ 1,590,768	$ 759,733

Buckskin-National, Nevada

In January 2007, the Company issued 300,000 common shares at $0.29 per share in accordance with the Buckskin-National agreement with Paragon Precious Metals. See also note 11.

Pine Grove, Nevada

In March 2007, the Company issued 127,600 common shares at $0.23 per share in accordance with the amended Pine Grove agreement with Carlin Gold Corporation.

Red Canyon, Nevada

In January 2007, the Company issued 250,000 common shares at $0.22 per share in accordance with the Red Canyon agreement with Miranda Gold Corp. ("Miranda"). Original terms of the agreement required Romarco to spend US$400,000 in qualifying work expenditures during the first year of the agreement, subject to certain conditions. In July 2007, Romarco and Miranda agreed to enter into an amendment to replace the first year work expenditure of US$400,000 with a 6,000 foot drilling program to be completed by December 31, 2007.

Cori Puncho, Peru

In March 2007, the joint venture partners agreed to Romarco's withdrawal from the joint venture. Romarco returned its 50% interest to New Dimension Resources Ltd. ("NDR") and received a 5% Net Profits Interest on the current claims owned by the joint venture as well as any additional claims acquired by the joint venture in the future. If NDR attracts a new partner for the Cori Puncho Joint Venture, NDR shall pay Romarco 25% of any net cash payments received by NDR, up to a maximum of US$100,000. At December 31, 2006 the Company wrote-off the associated deferred costs incurred at Cori Puncho.

6. Equipment

	Jun 30, 2007			Dec 31, 2006
	Cost	Accumulated amortization	Net book value	Net book Value
Computer equipment	$ 46,266	$ 15,017	$ 31,249	$ 9,744
Office furniture and equipment	74,602	7,368	67,234	8,008
Field equipment	36,538	10,988	25,550	26,881
Vehicles	64,034	14,539	49,495	57,349
	$ 221,440	$ 47,912	$ 173,528	$ 101,982

7. Deferred acquisition costs

Deferred acquisition costs relate to due diligence and other costs in connection with the planned acquisition of the Haile Gold Mine (note 11). Once the anticipated acquisition closes, these costs will be added to the cost of the acquisition. If the Company determines that the acquisition will most likely not close, then these deferred acquisition costs will be expensed.

8. Capital Stock

(a) Common shares:

	Number of shares	Amount
Authorized:		
Unlimited common shares		
Issued:		
At December 31, 2006	92,080,648	$ 40,343,097
Issued on exercise of warrants	1,539,100	494,846
Issued for mineral property interests	677,600	171,348
Issued on exercise of stock options	150,000	60,000
At June 30, 2007	94,447,348	$ 41,069,291

(b) Warrants:

The following warrants to purchase common shares of the Company were outstanding at June 30, 2007:

Expiry date	Value assigned	Number	Average exercise price
At December 31, 2006	$ 2,717,564	70,368,644	$ 0.27
Exercised	(63,957)	(1,539,100)	0.21
Issued on exercise of warrants	-	16,100	0.30
At June 30, 2007	$ 2,653,607	68,845,644	$ 0.27

Expiry date	Number outstanding	Exercise price
September 2007	22,077,263	$ 0.21
September 2008	43,726,363	0.30 [1]
September 2008	2,528,418	0.19 [2]
September 2008	513,600	0.19
Outstanding, June 30, 2007	68,845,644	

1. If the shares of the Company trade at $0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.
2. An additional 2,544,518 warrants will be issued upon the exercise of these warrants. The additional warrants are exercisable at $0.30 per share until August 28, 2008. If the shares of the Company trade at $0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.

(c) Stock options:

The following stock options to purchase common shares of the Company were authorized and outstanding at June 30, 2007:

	Number	Average exercise price
At December 31, 2006	4,465,000	$ 0.26
Issued	2,275,000	0.27
Exercised	(150,000)	0.26
At June 30, 2007	6,590,000	$ 0.26

Expiry date	Number outstanding	Exercise price	Exercisable
December 2007	700,000	$ 0.30	700,000
January 2008	100,000	0.23	100,000
June 2008	150,000	0.30	150,000
September 2008	1,100,000	0.26	1,100,000
November 2008	250,000	0.36	250,000
January 2010	815,000	0.25	815,000
October 2010	450,000	0.15	450,000
April 2011	400,000	0.29	300,000
December 2011	350,000	0.22	175,000
January 2012	100,000	0.30	25,000
February 2012	1,725,000	0.27	431,250
February 2012	350,000	0.24	87,500
April 2012	50,000	0.23	12,500
May 2012	50,000	0.19	12,500
Outstanding, June 30, 2007	6,590,000	$ 0.26	4,608,750

(d) Stock based compensation:

The Company recognized $105,350 (2006 - $51,000) of stock-based compensation in the three months ended June 30, 2007 and $288,500 (2006 - $68,400) in the six months ended June 30, 2007 with corresponding increases in the separate stock options category of shareholders' equity.

The weighted average fair value of the option grants for the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Expected option lives	5 years	5 years
Risk-free interest rate	4.0% - 4.5%	3.5%
Dividend yield	nil	nil
Volatility	87%	95%
Weighted average fair value	$ 0.12 - 0.21	$ 0.19 - 0.21

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's warrants and stock options granted and/or vested during the period.

9. Related party transactions

Amounts paid to related parties in the normal course of business are measured at the exchange amount as follows:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Consulting fees paid to directors	$ 11,020	$ 22,963	$ 28,978	$ 95,088
Salaries paid to directors	16,472	-	28,154	-
Financing fee paid to a large shareholder of the Company	-	-	-	20,000
	$ 27,492	$ 22,963	$ 57,132	$ 105,088

10. Segmented information

(a) Operating segment – The Company's operations are primarily directed towards the acquisition and exploration of resource properties.

(b) Geographic segments – The Company's assets, revenues and expenses by geographic areas are as follows:

	Canada	United States	Mexico	Total
Total assets at June 30, 2007	$ 5,094,369	$ 4,308,916	$ 1,093,354	$ 10,496,639
Interest income	$ 52,021	$ -	$ -	$ 52,021
Exploration, general and administrative expenses	(394,415)	(283,449)	(1,860)	(679,724)
Other income (expense)	(120,394)	-	-	(120,394)
Net loss for the three months ended June 30, 2007	$ (462,788)	$ (283,449)	$ (1,860)	$ (748,097)
Interest income	$ 118,027	$ -	$ -	$ 118,027
Exploration, general and administrative expenses	(822,204)	(692,753)	(3,823)	(1,518,780)
Other income (expense)	(144,662)	-	-	(144,662)
Net loss for the six months ended June 30, 2007	$ (848,839)	$ (692,753)	$ (3,823)	$ (1,545,415)

	Canada	United States	Peru	Total
Total assets at June 30, 2006	$ 1,752,954	$ 2,189,353	$ 378,433	$ 4,320,740
Interest income	$ 19,446	$ -	$ -	$ 19,446
Exploration, general and administrative expenses	(391,356)	(137,664)	-	(529,020)
Other income (expense)	(147,174)	-	-	(147,174)
Net income (loss) for the three months June 30, 2006	$ (519,084)	$ (137,664)	$ -	$ (656,748)
Interest income	$ 44,563	$ -	$ -	$ 44,563
Exploration, general and administrative expenses	(562,329)	(316,889)	-	(879,218)
Other income (expense)	1,212,758	-	-	1,212,578
Net income (loss) for the six months June 30, 2006	$ 694,992	$ (316,889)	$ -	$ 377,923

11. Subsequent events

Haile Gold Mine

In August 2007, the Company executed an agreement with Haile Mining Company ("HMC"), a subsidiary of Kinross Gold Corporation, to purchase the Haile Gold Mine property located in Lancaster County, South Carolina. Romarco has also entered into agreements with other parties to secure additional land around the Haile Gold Mine Property.

The terms of the agreement with HMC include: (1) the issuance of 5 million common shares to HMC upon closing; (2) Romarco's assumption of the financial assurance bonding (US$4.1 million) and reclamation obligations; and (3) a per ounce payment to HMC on new reserve ounces delineated on it's property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces). The aforementioned per ounce payments shall be paid once the project reaches commercial production. Romarco expects to complete the purchase in October 2007.

Shares issued on exercise of warrants

In July and August 2007, the Company issued 7,207,853 common shares upon the exercise of warrants for proceeds of $1,515,449.

Stock options

In August 2007, the Company granted 1,625,000 stock options to employees and directors, exercisable until August 2012 at a price of $0.29 per share. All options were granted pursuant to the Company's Stock Option Plan.

Management's Discussion and Analysis for the six month period ended June 30, 2007, filed August 28, 2007

ROMARCO MINERALS INC.

(an exploration stage company)
Management's Discussion and analysis
August 27, 2007
Canadian $

The following management discussion and analysis of Romarco Minerals Inc ("Romarco" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with Romarco's June 30, 2007 unaudited interim consolidated financial statements, December 31, 2006 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Romarco's accounting policies are described in note 3 of the December 31, 2006 audited annual consolidated financial statements except for certain new accounting policies as set out in note 2 of the June 30, 2007 unaudited interim consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company's projects, the Company's future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company's ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company's mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, the United States or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company's filings with Canadian regulators on SEDAR at www.sedar.com.

Additional information is available on SEDAR (www.sedar.com).

Overview

Romarco Minerals Inc. (the "Company") is an exploration stage company engaged in the acquisition and exploration of precious metals mineral properties. Romarco's strategic objective is to focus on geologically known areas of gold mineralization that exhibit excellent potential for discovery. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. The Company currently has five exploration projects in Nevada, one in Mexico and has recently finalized an agreement to acquire the Haile Gold Mine in South Carolina. Work was limited to the Pine Grove and Red Canyon properties in Nevada and the Pinos property in Mexico during the second quarter.

The Company is a reporting issuer in Ontario, British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol R.

Haile Gold Mine, South Carolina

In August 2007, an agreement was signed with Haile Mining Company ("HMC"), a subsidiary of Kinross Gold Corporation, to acquire the Haile Gold Mine in South Carolina. The companies anticipate closing on or before October 15, 2007 upon the transfer of title, permits and other business matters related to the project.

The terms of the agreement with Kinross include:

1. issuing 5 million common shares of Romarco to HMC upon closing;
2. Romarco's assumption of the financial assurance bonding (US$4.1 million) and reclamation obligations; and
3. a per ounce payment to HMC on new reserve ounces delineated on it's property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3

and 5 million ounces). These per-ounce payments shall be paid once the Project reaches commercial production and shall be paid from net cash flow.

The Haile Gold Mine property and surrounding properties contain resources of 1.44 million ounces of gold. Kilborn Engineering Pacific Ltd. completed a pre-feasibility study for Amax Gold on the Haile Mine in November 1991, which outlined a measured-indicated 681,500 ounce gold resource (historic reserve estimate, Qualified Persons Steve Busby and Tom Kilbey). With discovery of the Mill zone and Ledbetter deposits in 1991 and 1993, an internal pre-feasibility study completed by Amax Gold in 1994 outlined a proven, probable, reserve at the Haile Mine of 780,100 ounces of gold (historic reserve estimate). Tom Kilbey (Romarco's Sr. Geologist and Q.P. for the Haile Project) was Project Geologist for the Haile Gold Mine while employed with Amax Gold.

Romarco has retained Behre Dolbear of Denver, Colorado to perform an evaluation study of the Haile Gold Mine property which will then form the basis of a NI 43-101 report. Additionally, Romarco has engaged Mine Development Associates (MDA) of Reno, Nevada to perform pit optimization schedules based on the historic resource. Until these studies have been completed, the issuer is not treating the historical estimate as a current mineral resource and the historical estimate should not be relied upon.

To June 30, 2007 Romarco has spent $59,665 relating to the acquisition of the Haile Gold Mine. The costs have been deferred and will be allocated to the purchase price upon closing of the acquisition.

Pinos Gold District, Mexico

Romarco completed a sampling and drilling program on the northern portion of the project area known as "Catanava" which included an 8 hole, 2,500 meter core drilling program to test for vein continuity at depth and along strike. Sampling results included one underground channel sample from the Catanava area grading 17 g/t gold and 17 g/t of silver and one channel sample which averaged 6 g/t gold and 190 g/t silver from a six meter wide vein (the Penitas Vein) on Romarco's 100% portion of the property. Initial results from the drilling program indicate veining that continues to at least 250 meters below the historic workings.

During the second quarter of 2007, the Company spent $266,179 (2006 – nil) on exploration at Pinos and during the first six months of 2007, the Company spent $492,012 (2006 – nil). Total deferred project expenditures at June 30, 2007 were $894,586 (2006 – nil).

Romarco is continuing a comprehensive drilling and sampling program at the Pinos Gold District and is evaluating the potential of test mining the Penitas Vein which outcrops at surface and returned grades of 7 g/t gold and 189 g/t silver. The Penitas Vein is located on Romarco's 100% ground and represents the southern extension of a 2 kilometer Cinco Estrellas vein system that includes Tannous zone at the north end (core drilled area) and the San Luis-San Miguel-Guapo zones in the central portion (current underground channel sample).

Drilling in a vein system establishes continuity and vein widths at depth, sampling establishes vein grades. Romarco has a team of underground samplers on the property accessing the 30, 70 and 100 meter levels utilizing existing shafts and sampling along previously mined as well as un-mined veins. The vein systems contain both coarse and fine gold. It should be noted that the veins sampled contain wallrock fragments which dilute the overall precious metals values.

121 quartz and breccia vein samples were taken in late May and early June from accessible levels of the San Luis Mine workings. 109 samples returned good gold mineralization averaging 2.77 g/t gold with a maximum of 15.2 g/t gold. 35 of 121 samples from the San Luis Vein system returned over 3.0 g/t (the highest being 15 g/t gold & 78 g/t silver) in the ALS Chemex gravimetric assaying. These 35 represent several loci of higher grade pods in the San Luis workings. They average 5.5 g/t Au and 56 g/t Ag.

The underground sampling program has illustrated to Romarco that the levels of gold mineralization is more robust in the central to southern limits of the Cinco Estrella system from San Miguel to San Luis to Penitas zones. Romarco will focus future work to continue to evaluate these higher gold grade areas. It is also planned to be the focus of new core drilling in the 4th quarter of 2007.

The Project is under the supervision of Dr. Tommy Thompson, Romarco's Senior Consulting Geologist, who is the Qualified Person as defined by NI 43-101.

Pine Grove, Nevada

Romarco continued its drill program in the second quarter of 2007. This program was designed to follow up on the results of the 2006 program. Two holes were completed with one of the holes intersecting 304 meters of altered, brecciated Tertiary rhyolite from 274 meters to the bottom of the angle hole at 580 meters. Hole PG-36C returned 59 meters of 1.09 g/t gold including 33.5 meters of 1.78 g/t gold and 1.5 meters of 20.9 g/t gold and 99 g/t/t silver.The assays confirm two distinct disseminated gold mineralized breccias zones in two stacked rhyolite lavas. The lower lava contained a 20.9 g/t Au silica breccia lense, which represents the highest grade interval drilled on the property to date.

Due to the significant intercepts of gold mineralization and altered breccia, Romarco decided to change from the less efficient reverse circulation drilling to the more accurate deep diamond (core) drilling to effectively explore this new hidden mineralization to depths of 304 meters to 608 meters. Romarco re-commenced drilling in May 2007 and completed 3 core holes in July. Assay results from the last three holes are pending.

During the second quarter of 2007, the Company spent $432,609 (2006 – $12,354) on exploration at Pine Grove and during the first six months of 2007, the Company spent $682,370 (2006 – $248,530). Total deferred project expenditures at June 30, 2007 were $1,264,173 (2006 – 464,793).

In March 2007, Romarco issued 127,600 common shares at $0.23 per share in accordance with the amended Pine Grove agreement with Carlin Gold Corporation.

Romarco has a firm work commitment of 7500 feet of drilling on the east side of the property to follow up on the results from drilling in 2006 and an additional 3500 feet of drilling in the Rockland Mine area. The drill program completed in July met the commitment of 7500 feet of drilling. Romarco is planning to begin the drilling in the Rockland Mine area in the 4th quarter of 2007.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Red Canyon, Nevada

Romarco continued a comprehensive geologic mapping and soil sampling program on the Red Canyon Project in the second quarter of 2007. This program will be followed by drill target identification and a drilling program.

During the second quarter of 2007, the Company spent $324 (2006 – nil) on exploration at Red Canyon and during the first six months of 2007, the Company spent $10,185 (2006 – nil). Total deferred project expenditures at June 30, 2007 were $147,231 (2006 – nil).

In January 2007, Romarco issued 250,000 common shares at $0.22 per share in accordance with the Red Canyon agreement with Miranda Gold Corp. Under the original terms of the agreement required Romarco to spend US$400,000 in qualifying work expenditures during the first year of the agreement, subject to certain conditions. In July 2007, the parties agreed to an amendment to replace the first year work expenditure of US$400,000 with a 6,000 foot drilling program to be completed by December 31, 2007. The parties agree that a drill program based on footage is more appropriate for ensuring adequate testing of drill targets.

Romarco is planning a drill program for the 4th quarter of 2007 pending drill rig availability and permits.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Buckskin-National, Nevada

No significant work was performed at Buckskin-National during the second quarter.

In January 2007, Romarco issued 300,000 common shares at $0.29 per share in accordance with the Buckskin-National agreement with Paragon Precious Metals.

Buckskin-National has an approximate four month window for drilling due to the elevation (2650 meters) and snow conditions which can impair access to the drilling sites located on the top of the mountain. Due to this short window, Romarco's limited treasury and the expense of drilling 366 meter core drill holes, Romarco has not been able to perform sufficient drilling to fully test and identify known veins and potentially blind veins. Therefore, Romarco has

been in discussions with larger companies for a possible Joint Venture of the project. If Romarco is not successful in joint venturing the Buckskin-National Project, it is anticipated that Romarco will divest itself of the project and return it to the underlying owners.

In the course of drilling at one site during the 2006 drill program, a quantity of non-toxic and non-hazardous drilling mud was inadvertently released into the environment. Romarco removed this material under the supervision of the United States Forest Service and was complemented on its timely and thorough efforts. The cost of removing this material was not significant and it is not expected that this incident will have an impact on future drilling plans. In August 2007, The Nevada Department of Environmental Protection informed the Company that it would impose a penalty of US$46,500 and this amount has been included in development costs in the second quarter of 2007.

The Project is under the supervision of Dr. Tommy Thompson, Romarco's Senior Consulting Geologist, who is the Qualified Person as defined by NI 43-101.

Summary of Quarterly Results

(unaudited)

For the quarters ended:

	6/30/07 $	3/31/07 $	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $
Interest income	52,021	66,006	77,169	30,552	19,446	25,117	26,060	1,235
Net income (loss)	(748,097)	(797,318)	(823,956)	(431,573)	(656,748)	1,034,671	(695,150)	(708,908)
Income (loss) per share:								
- basic	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	0.02	(0.01)	(0.03)
- diluted	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	0.01	(0.01)	(0.03)

Results of Operations

2nd Quarter 2007 summary:

- Net loss of $748,097 versus $656,748 in the second quarter of 2006.
- Interest income was $52,021 (2006 – $19,446).
- Exploration, general and administrative expenses increased from $529,020 for the second quarter of 2006 to $679,724 for the second quarter of 2007.
- Romarco recognized a $120,394 foreign exchange loss in the second quarter of 2007 versus $90,545 in the second quarter of 2006.

The loss from operations of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration at its projects and evaluates precious metals properties for acquisition. The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

Office, rent and communication costs increased in the second quarter of 2007, and are higher overall for 2007, as the Company opened an office in Reno, Nevada. The Company expects to consolidate its operations in this new office with financial and legal activities remaining in its Vancouver, British Columbia location for the interim period.

Salaries increased from 2006 due to increased staffing levels.

Costs to attend industry trade shows increased in 2007 which resulted in an increase in shareholder relations expenses as well as travel expenses as compared to 2006. Travel expenses in 2007 are also higher due to increased travel to the Company's projects and new office in Nevada.

The non-cash expense of stock-based compensation for 2007 is considerably higher than it was for 2006. During the first half of 2007 the Company issued 2,275,000 options to staff, directors and consultants, but only issued 400,000 options in the first half of 2006. The Company recognized $288,500 of stock-based compensation in 2007 (2006 - $68,400) with corresponding increases in the stock options component of shareholders' equity.

Interest income earned in 2007 is higher than in 2006 due to increased cash levels.

During the second quarter of 2007, the Canadian dollar continued to strengthen versus the US dollar, resulting in a foreign exchange loss of $144,662 recognized in the first six months of 2007. While the Canadian dollar also strengthened during the second quarter of 2006, this was offset by it weakening in the first quarter of 2006, and for the first half of 2006, the Company recognized a smaller foreign exchange loss of $67,500.

Related Party Transactions

Romarco has no arrangements, standard or otherwise, pursuant to which Romarco compensates directors for their services in their capacity as directors or for committee participants. Instead, the Company grants stock options to its directors and in the first quarter of 2007, the Company granted 925,000 options to directors. No stock options were granted to directors in the second quarter of 2007.

For the second quarter of 2007, consulting expenses include $11,020 (2006 – $22,963) and salaries include $16,472 (2006 – nil) which were paid to directors for services rendered to the Company in evaluating potential mineral property acquisitions and in connection with the preparation of work programs for the Company's existing projects.

Liquidity and Capital Resources

Historically the Company's primary sources of funding have been the sale of equity securities for cash, and the sale of mineral properties and marketable securities held. The sales of equity securities are primarily through private placements to sophisticated investors and institutions. The Company received $469,889 (2006 – nil) from the exercise of warrants and stock options in 2007, of which $402,059 (2006 – nil) was received in the second quarter. The Company received an additional $1,400,054 on the exercise of warrants between July 1 and August 27, 2007.

During the second quarter of 2007, Romarco spent $710,192 for its mineral property interests while in the second quarter of 2006, the Company spent $126,568.

During the six months ended June 30, 2007, Romarco spent $1,369,879 and issued 677,600 common shares valued at $171,348 for its mineral property interests while in the six months ended June 30, 2006, the Company spent $415,744 and issued 300,000 common shares valued at $48,000 for its mineral property interests.

At June 30, 2007, the Company had cash and cash equivalents totaling $4,904,580 as compared to $7,212,203 at December 31, 2006. The following is a summary of the Company's contractual obligations and commitments as at June 30, 2007:

	Payments due by period				
	Total $	2007 $	2008 – 2010 $	2011 – 2012 $	2013 and beyond $
Contractual Obligations					
Office operation leases – CDN$	37,475	28,945	8,800	-	-
Office operation leases – US$	258,123	33,469	163,154	61,500	-
Work requirements – US$	902,000	902,000	-	-	-
Discretionary Commitments					
Property payments – US$	932,000	104,000	408,000	280,000	140,000
Advance minimum royalties – US$	4,152,500	90,000	825,000	530,000	2,707,500
Work requirements – US$	3,700,000	-	2,950,000	750,000	-

Discretionary commitments refer to amounts set out in the lease and option agreements the Company has on its mineral property interests. The Company may, at any time, terminate any of its lease or option agreements, at which time it will no longer be obligated to make the payments specified in the terminated agreement.

The ability of the Company to conduct its planned exploration programs and meet its contractual obligations is dependent on it completing additional financing.

The Company had no debt, outside of regular trade payables, at June 30, 2007. During the first half of 2007 and up to the date of this report, the Company had no off-balance sheet transactions.

Outlook

Romarco continues to work towards closing the acquisition of the Haile Gold Mine and anticipates closing on or before October 15, 2007. After closing, Romarco will initiate a confirmation drilling program to confirm and convert the historic resource of 780,000 oz of gold into a current NI 43-101 proven probable reserve category. The confirmation drilling program will involve approximately 7,000 feet of drilling in approximately 12 holes. This program will be followed by a Feasibility Study and permitting for starting up mining operations at Haile. Exploration activities will be ongoing to increase overall resources and reserves on the property.

Drill programs are also planned for the remainder of 2007 at Pine Grove and Red Canyon in Nevada; and the Pinos Gold District in Mexico.

At June 30, 2007, the Company had working capital of $4,882,143 and received $1,515,449 in July and to date in August from the exercise of warrants. This may not be sufficient to meet its planned business objectives and its obligations under its current mineral property option agreements and planned business acquisitions (see Haile Gold Mine discussion). Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities.

Outstanding Share Data

At August 27, 2007, the Company had 101,655,201 common shares issued and outstanding, 61,637,791 warrants to purchase an additional 64,166,209 common shares and 8,365,000 stock options of which 4,421,250 are vested and exercisable.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities.

Internal Controls over Financial Reporting

There were no changes in the Company's internal controls over financial reporting during the second quarter of 2007 that have affected, or which are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Changes in Management

The Company has announced that its current Chief Financial Officer, Mr. Ralf Langner, will leave the Company and effective August 30, 2007, Mr. Simon Dorey will become the Company's Chief Financial Officer.

Changes in Accounting Policies

Effective January 1, 2007, Romarco adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3861, *Financial Instruments – Disclosure and Presentation*, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for- trading or available-

for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Romarco has designated its financial instruments as follows:

- Cash, cash equivalents, and short-term investments are classified as "Available-for-Sale". Due to their short-term nature, their carrying value equals their fair value;
- Other receivables and advances are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and
- Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, *Comprehensive Income*, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for- sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the six months ended June 30, 2007.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the six months ended June 30, 2007.

Critical Accounting Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 3 to the December 2006 audited consolidated financial statements except for the recent adoption by the Company of new accounting standards, which is described in Note 2 to the June 2007 unaudited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its projects until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

Risk Factors

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to execute its business plan.

Fluctuating Prices

The Company's revenues, if any, are expected to be in large part derived from the sale of gold and possibly other metals. The price of gold and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of the Company including, but not limited to, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of gold due to new mine developments, mine closures as well as advances in various production and use technologies of gold. All of these factors will have impacts on the viability of the Company's exploration projects that are impossible to predict with certainty.

Environment

Both the exploration and production phases of the Company's operations will be subject to environmental protection regulations in the jurisdictions in which it operates. Globally, environmental legislation is evolving towards stricter standards and enforcement, more stringent environmental impact assessments of new mining projects and increasing liability exposure for companies and their directors and officers. There is no assurance that future environmental regulations will not adversely affect the Company's operations.

Form 52-109F2 – Certification of Interim Filings – CEO, filed August 28, 2007

Form 52-109F2 *Certification of Interim Filings*

I, **Diane Garrett, Chief Executive Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 27, 2007

"Diane Garrett"

Diane Garrett
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings – CFO, filed August 28, 2007

Form 52-109F2 *Certification of Interim Filings*

I, **Ralf Langner, Chief Financial Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the interim period ending ***June 30, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 27, 2007

"Ralf Langner"

Ralf Langner
Chief Financial Officer

News release, filed August 28, 2007

RECEIVED

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

'08 APR 23 P 2:44

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **August 28, 2007**

ROMARCO ANNOUNCES SECOND QUARTER RESULTS

ROMARCO MINERALS INC. ("TSXV: R" – the "Company") reports its second quarter financial results. All figures are in Canadian dollars unless otherwise noted. Complete quarterly results are available on SEDAR and on the Company's website at www.romarco.com.

Selected Financial Data (unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Net income (loss)	$ (748,097)	$ (656,748)	$ (1,545,415)	$ 377,923
Income (loss) per share	(0.01)	(0.01)	(0.02)	0.01
- fully diluted	(0.01)	(0.01)	(0.02)	0.01
Cash flows from (used in) operating activities	(695,043)	(581,423)	(1,416,524)	1,108,232
Cash flows from financing activities	402,059	-	469,889	-
Cash flows from (used in) investing activities	(625,012)	(126,568)	(1,360,988)	(415,744)
Increase (decrease) in cash and cash equivalents	$ (917,996)	$ (707,991)	$ (2,307,623)	$ 692,488

	June 30, 2007	December 31, 2006
Current assets:		
Cash and cash equivalents	$ 4,904,580	$ 7,212,203
Amounts receivable	152,174	123,009
Prepaid expenses	81,642	58,812
Total current assets	5,138,396	7,394,024
Mineral property interests	5,014,477	3,423,709
Equipment	173,528	101,982
Other	170,238	114,597
Total assets	$ 10,496,639	$ 11,034,312
Current liabilities:		
Accounts payable and accrued liabilities	$ 252,524	$ 174,519
Long-term liabilities:		
Asset retirement obligations	56,689	56,689
	309,213	231,208
Shareholders' equity:		
Share capital	41,069,291	40,343,097
Warrants	2,653,607	2,717,564
Stock Options	807,600	540,100
Contributed surplus	672,446	672,446
Deficit	(35,015,518)	(33,470,103)
Total shareholders' equity	10,187,426	10,803,104
Total liabilities and shareholders' equity	$ 10,496,639	$ 11,034,312

The loss from operations of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration at its projects and evaluates precious metals properties for acquisition. The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

Office, rent and communication costs increased in the second quarter of 2007, and are higher overall for 2007, as the Company opened an office in Reno, Nevada. The Company expects to consolidate its operations in this new office with financial and legal activities remaining in its Vancouver, British Columbia location for the interim period. Salaries increased from 2006 due to increased staffing levels.

Costs to attend industry trade shows increased in 2007 which resulted in an increase in shareholder relations expenses as well as travel expenses as compared to 2006. Travel expenses in 2007 are also higher due to increased travel to the Company's projects and new office in Nevada.

The non-cash expense of stock-based compensation for 2007 is considerably higher than it was for 2006. During the first half of 2007 the Company issued 2,275,000 options to staff, directors and consultants, but only issued 400,000 options in the first half of 2006. The Company recognized $288,500 of stock-based compensation in 2007 (2006 - $68,400) with corresponding increases in the stock options component of shareholders' equity.

Interest income earned in 2007 is higher than in 2006 due to increased cash levels. During the second quarter of 2007, the Canadian dollar continued to strengthen versus the US dollar, resulting in a foreign exchange loss of $144,662 recognized in the first six months of 2007. While the Canadian dollar also strengthened during the second quarter of 2006, this was offset by it weakening in the first quarter of 2006, and for the first half of 2006, the Company recognized a smaller foreign exchange loss of $67,500.

During the second quarter of 2007, Romarco spent $710,192 for its mineral property interests while in the second quarter of 2006, the Company spent $126,568. During the six months ended June 30, 2007, Romarco spent $1,369,879 and issued 677,600 common shares valued at $171,348 for its mineral property interests while in the six months ended June 30, 2006, the Company spent $415,744 and issued 300,000 common shares valued at $48,000 for its mineral property interests.

To June 30, 2007 Romarco has spent $59,665 relating to the acquisition of the Haile Gold Mine. These costs have been deferred and will be allocated to the purchase price upon closing of the acquisition.

At June 30, 2007, the Company had cash and cash equivalents totaling $4,904,580 as compared to $7,212,203 at December 31, 2006. The Company received $469,889 (2006 – nil) from the exercise of warrants and stock options in 2007, of which $402,059 (2006 – nil) was received in the second quarter. The Company received an additional $1,515,449 on the exercise of warrants between July 1 and August 27, 2007.

Romarco continues to work towards closing the acquisition of the Haile Gold Mine and anticipates closing on or before October 30, 2007. After closing, Romarco will initiate a

confirmation drilling program to confirm and convert the historic resource of 780,000 oz of gold into a current NI 43-101 proven probable reserve category. The confirmation drilling program will involve approximately 7,000 feet of drilling in approximately 12 holes. This program will be followed by a Feasibility Study and permitting for starting up mining operations at Haile. Exploration activities will be ongoing to increase overall resources and reserves on the property.

Drill programs are also planned for the remainder of 2007 at Pine Grove and Red Canyon in Nevada; and the Pinos Gold District in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed August 28, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **August 28, 2007**

ROMARCO ANNOUNCES SECOND QUARTER RESULTS

ROMARCO MINERALS INC. ("TSXV: R" – the "Company") reports its second quarter financial results. All figures are in Canadian dollars unless otherwise noted. Complete quarterly results are available on SEDAR and on the Company's website at www.romarco.com.

Selected Financial Data (unaudited)

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
Net income (loss)	$ (748,097)	$ (656,748)	$ (1,545,415)	$ 377,923
Income (loss) per share	(0.01)	(0.01)	(0.02)	0.01
- fully diluted	(0.01)	(0.01)	(0.02)	0.01
Cash flows from (used in) operating activities	(695,043)	(581,423)	(1,416,524)	1,108,232
Cash flows from financing activities	402,059	-	469,889	-
Cash flows from (used in) investing activities	(625,012)	(126,568)	(1,360,988)	(415,744)
Increase (decrease) in cash and cash equivalents	$ (917,996)	$ (707,991)	$ (2,307,623)	$ 692,488

	June 30, 2007	December 31, 2006
Current assets:		
Cash and cash equivalents	$ 4,904,580	$ 7,212,203
Amounts receivable	152,174	123,009
Prepaid expenses	81,642	58,812
Total current assets	5,138,396	7,394,024
Mineral property interests	5,014,477	3,423,709
Equipment	173,528	101,982
Other	170,238	114,597
Total assets	$ 10,496,639	$ 11,034,312
Current liabilities:		
Accounts payable and accrued liabilities	$ 252,524	$ 174,519
Long-term liabilities:		
Asset retirement obligations	56,689	56,689
	309,213	231,208
Shareholders' equity:		
Share capital	41,069,291	40,343,097
Warrants	2,653,607	2,717,564
Stock Options	807,600	540,100
Contributed surplus	672,446	672,446
Deficit	(35,015,518)	(33,470,103)
Total shareholders' equity	10,187,426	10,803,104
Total liabilities and shareholders' equity	$ 10,496,639	$ 11,034,312

The loss from operations of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration at its projects and evaluates precious metals properties for acquisition. The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

Office, rent and communication costs increased in the second quarter of 2007, and are higher overall for 2007, as the Company opened an office in Reno, Nevada. The Company expects to consolidate its operations in this new office with financial and legal activities remaining in its Vancouver, British Columbia location for the interim period. Salaries increased from 2006 due to increased staffing levels.

Costs to attend industry trade shows increased in 2007 which resulted in an increase in shareholder relations expenses as well as travel expenses as compared to 2006. Travel expenses in 2007 are also higher due to increased travel to the Company's projects and new office in Nevada.

The non-cash expense of stock-based compensation for 2007 is considerably higher than it was for 2006. During the first half of 2007 the Company issued 2,275,000 options to staff, directors and consultants, but only issued 400,000 options in the first half of 2006. The Company recognized $288,500 of stock-based compensation in 2007 (2006 - $68,400) with corresponding increases in the stock options component of shareholders' equity.

Interest income earned in 2007 is higher than in 2006 due to increased cash levels. During the second quarter of 2007, the Canadian dollar continued to strengthen versus the US dollar, resulting in a foreign exchange loss of $144,662 recognized in the first six months of 2007. While the Canadian dollar also strengthened during the second quarter of 2006, this was offset by it weakening in the first quarter of 2006, and for the first half of 2006, the Company recognized a smaller foreign exchange loss of $67,500.

During the second quarter of 2007, Romarco spent $710,192 for its mineral property interests while in the second quarter of 2006, the Company spent $126,568. During the six months ended June 30, 2007, Romarco spent $1,369,879 and issued 677,600 common shares valued at $171,348 for its mineral property interests while in the six months ended June 30, 2006, the Company spent $415,744 and issued 300,000 common shares valued at $48,000 for its mineral property interests.

To June 30, 2007 Romarco has spent $59,665 relating to the acquisition of the Haile Gold Mine. These costs have been deferred and will be allocated to the purchase price upon closing of the acquisition.

At June 30, 2007, the Company had cash and cash equivalents totaling $4,904,580 as compared to $7,212,203 at December 31, 2006. The Company received $469,889 (2006 – nil) from the exercise of warrants and stock options in 2007, of which $402,059 (2006 – nil) was received in the second quarter. The Company received an additional $1,515,449 on the exercise of warrants between July 1 and August 27, 2007.

Romarco continues to work towards closing the acquisition of the Haile Gold Mine and anticipates closing on or before October 30, 2007. After closing, Romarco will initiate a

confirmation drilling program to confirm and convert the historic resource of 780,000 oz of gold into a current NI 43-101 proven probable reserve category. The confirmation drilling program will involve approximately 7,000 feet of drilling in approximately 12 holes. This program will be followed by a Feasibility Study and permitting for starting up mining operations at Haile. Exploration activities will be ongoing to increase overall resources and reserves on the property.

Drill programs are also planned for the remainder of 2007 at Pine Grove and Red Canyon in Nevada; and the Pinos Gold District in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

Material change report, filed August 21, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

August 21, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on August 21, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco executes definitive agreement on Haile Gold Mine.

5. Full Description of Material Change

Romarco has executed the Definitive Agreement with Haile Mining Company Inc. for the acquisition of the Haile Gold Mine in South Carolina. The companies are currently working to transfer title, permits and other business matters related to the Mine. The companies anticipate closing, once these items have been transferred, on or before October 30, 2007.

After closing, Romarco will initiate a confirmation drilling program to confirm and convert the historic resource into a current NI 43-101 proven probable reserve category. The confirmation drilling program will involve approximately 7,000 feet of drilling in approximately 12 holes. This program will be followed by a Feasibility Study and permitting for starting up mining operations at Haile. Exploration activities will be ongoing to increase overall resources and reserves on the property.

Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey, Sr. Geologist.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

August 21, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **AUGUST 21, 2007**

ROMARCO EXECUTES DEFINITIVE AGREEMENT ON HAILE GOLD MINE

ROMARCO MINERALS INC. (TSXV: R – the "Company") is pleased to announce that the Definitive Agreement has been executed with Haile Mining Company Inc. for the acquisition of the Haile Gold Mine in South Carolina. The companies are currently working to transfer title, permits and other business matters related to the Mine. The companies anticipate closing, once these items have been transferred, on or before October 30, 2007.

After closing, Romarco will initiate a confirmation drilling program to confirm and convert the historic resource into a current NI 43-101 proven probable reserve category. The confirmation drilling program will involve approximately 7,000 feet of drilling in approximately 12 holes. This program will be followed by a Feasibility Study and permitting for starting up mining operations at Haile. Exploration activities will be ongoing to increase overall resources and reserves on the property.

Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey, Sr. Geologist.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed August 21, 1007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **AUGUST 21, 2007**

ROMARCO EXECUTES DEFINITIVE AGREEMENT ON HAILE GOLD MINE

ROMARCO MINERALS INC. (TSXV: R – the "Company") is pleased to announce that the Definitive Agreement has been executed with Haile Mining Company Inc. for the acquisition of the Haile Gold Mine in South Carolina. The companies are currently working to transfer title, permits and other business matters related to the Mine. The companies anticipate closing, once these items have been transferred, on or before October 30, 2007.

After closing, Romarco will initiate a confirmation drilling program to confirm and convert the historic resource into a current NI 43-101 proven probable reserve category. The confirmation drilling program will involve approximately 7,000 feet of drilling in approximately 12 holes. This program will be followed by a Feasibility Study and permitting for starting up mining operations at Haile. Exploration activities will be ongoing to increase overall resources and reserves on the property.

Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey, Sr. Geologist.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed August 8, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

August 8, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on August 8, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Romarco appoints Chief Financial Officer and issues stock options.

5. Full Description of Material Change

Romarco has appointed Mr. Simon Dorey, C.A., ACA as Chief Financial Officer of the Company effective August 30, 2007. Mr. Dorey, a graduate of Oxford University, has most recently been a financial consultant to several mining companies with projects in Mexico and Africa and to technology and manufacturing companies with world-wide operations. His career also includes the role of Manager with Deloitte and Touche accounting firm in both Canada and the U.K. Mr. Dorey was a controller at Crew Development responsible for negotiating, planning and financial matters relating to the Nalunaq Gold Mine in Greenland.

Mr. Dorey replaces Mr. Ralf Langner.

The Company has made its annual grant of stock options to directors of the Company. A total of 1,625,000 stock options were granted including options granted to new employees.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Diane Garrett, President and Chief Executive Officer at (775) 355-1900.

9. Date of Report

August 8, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **AUGUST 8, 2007**

ROMARCO APPOINTS CHIEF FINANCIAL OFFICER

ROMARCO MINERALS INC. (TSXV: R – the "Company") is pleased to announce that it has appointed Mr. Simon Dorey, C.A., ACA as Chief Financial Officer of the Company effective August 30, 2007. Mr. Dorey, a graduate of Oxford University, has most recently been a financial consultant to several mining companies with projects in Mexico and Africa and to technology and manufacturing companies with world-wide operations. His career also includes the role of Manager with Deloitte and Touche accounting firm in both Canada and the U.K. Mr. Dorey was a controller at Crew Development responsible for negotiating, planning and financial matters relating to the Nalunaq Gold Mine in Greenland.

Mr. Dorey replaces Mr. Ralf Langner. The Company wishes to thank Mr. Langner for his years of service

The Company has made its annual grant of stock options to directors of the Company. A total of 1,625,000 stock options were granted including options granted to new employees.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco has a large gold district in Zacatecas, Mexico and is in the process of acquiring the Haile Gold Mine from Kinross Gold Corporation.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed August 8, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **AUGUST 8, 2007**

ROMARCO APPOINTS CHIEF FINANCIAL OFFICER

ROMARCO MINERALS INC. (TSXV: R – the "Company") is pleased to announce that it has appointed Mr. Simon Dorey, C.A., ACA as Chief Financial Officer of the Company effective August 30, 2007. Mr. Dorey, a graduate of Oxford University, has most recently been a financial consultant to several mining companies with projects in Mexico and Africa and to technology and manufacturing companies with world-wide operations. His career also includes the role of Manager with Deloitte and Touche accounting firm in both Canada and the U.K. Mr. Dorey was a controller at Crew Development responsible for negotiating, planning and financial matters relating to the Nalunaq Gold Mine in Greenland.

Mr. Dorey replaces Mr. Ralf Langner. The Company wishes to thank Mr. Langner for his years of service

The Company has made its annual grant of stock options to directors of the Company. A total of 1,625,000 stock options were granted including options granted to new employees.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco has a large gold district in Zacatecas, Mexico and is in the process of acquiring the Haile Gold Mine from Kinross Gold Corporation.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed July 25, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

July 25, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on July 25, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through Marketwire.

4. Summary of Material Change

Initial Pine Grove drilling results.

5. Full Description of Material Change

Romarco has completed its summer 2007 core drilling program on the east side of its Pine Grove Project. This continuation of the Phase I drilling program was comprised of 1,382 meters (4,534 ft.) of core in 3 holes along the southern half of the East Pine Grove prospect area. Romarco has received the final gold assays for significantly altered portions of the first hole in the program, PG-36C. Those assays are summarized in the table below.

Hole PG-36C returned 59 meters of 1.09 g/t gold including 33.5 meters of 1.78 g/t gold and 1.5 meters of 20.9 g/t gold and 99 g/t/t silver.

The assays confirm two distinct disseminated gold mineralized breccias zones in two stacked rhyolite lavas. The lower lava contained a 20.9 g/t Au silica breccia lense, which represents the highest grade interval drilled on the property to date. Core for the last two holes, PG-37C and PG-38C, have been logged and most of the significantly altered portions submitted to the laboratory for gold and trace element analysis, with assays pending.

Hole#	Depth m.	Interval m.	Depth ft.	Interval ft.	Gold	Silver
PG-36C	150.3-186.5	36.2	493-612	119	0.23 g/t	pending
Incl	183.5-185	**1.5**	602-607	**5**	**3.54g/t**	pending
	246.3-305.7	59.4	808-1003	195	1.09 g/t	14.9 g/t
Incl	267.6-301.1	33.5	878-988	120	1.78 g/t	21.3 g/t
Incl	267.6	**1.5**	878-883	**5**	**20.9 g/t**	**99.0 g/t**
Incl	117.3-579.1	1.5	923-928	5	3.86 g/t	3.1 g/t
Incl	143.3-184.4	1.5	938-943	5	2.59 g/t	3.1 g/t
Incl	269.7-304.8	1.5	948-953	5	3.47 g/t	21 g/t
Incl.	393.2-474.0	1.5	983-988	5	2.55 g/t	17.2 g/t

PG-36C was drilled to a depth of 444 meters (1458 ft.) through a mineralized area previously defined by winter 2006 reverse circulation drilling (PG-32). Unfortunately, this hole (PG-36C) failed to reach the desired depth at the proposed deeper granite basement contact.

Trace element analysis is currently pending for this first core hole. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. This will greatly impact future exploration in the East Pine Grove area.

Kirkness Diamond Drilling Company performed the drilling activities and American Assay Lab conducted all assays.

Phase II Drilling

Romarco is in the process of obtaining permits to drill the second target on Pine Grove – the Rockland Mine area. The Rockland Mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930's at a grade of 80 g/t (2.6 opt) gold equivalent . Drilling is expected to commence in the Fall of 2007.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

July 25, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JULY 25, 2007**

ROMARCO INTERCEPTS 21 g/t Au, 99 g/t Ag IN PINE GROVE DRILLING

ROMARCO MINERALS INC. (TSXV: R – the "Company") announces that it has completed its summer 2007 core drilling program on the east side of its Pine Grove Project. This continuation of the Phase I drilling program was comprised of 1,382 meters (4,534 ft.) of core in 3 holes along the southern half of the East Pine Grove prospect area. Romarco has received the final gold assays for significantly altered portions of the first hole in the program, PG-36C. Those assays are summarized in the table below.

Hole PG-36C returned 59 meters of 1.09 g/t gold including 33.5 meters of 1.78 g/t gold and 1.5 meters of 20.9 g/t gold and 99 g/t/t silver.

The assays confirm two distinct disseminated gold mineralized breccias zones in two stacked rhyolite lavas. The lower lava contained a 20.9 g/t Au silica breccia lense, which represents the highest grade interval drilled on the property to date. Core for the last two holes, PG-37C and PG-38C, have been logged and most of the significantly altered portions submitted to the laboratory for gold and trace element analysis, with assays pending.

Hole#	Depth m.	Interval m.	Depth ft.	Interval ft.	Gold	Silver
PG-36C	150.3-186.5	36.2	493-612	119	0.23 g/t	pending
incl	183.5-185	**1.5**	602-607	**5**	**3.54g/t**	pending
	246.3-305.7	59.4	808-1003	195	1.09 g/t	14.9 g/t
incl	267.6-301.1	33.5	878-988	120	1.78 g/t	21.3 g/t
incl	267.6	**1.5**	878-883	**5**	**20.9 g/t**	**99.0 g/t**
incl	117.3-579.1	1.5	923-928	5	3.86 g/t	3.1 g/t
incl	143.3-184.4	1.5	938-943	5	2.59 g/t	3.1 g/t
incl	269.7-304.8	1.5	948-953	5	3.47 g/t	21 g/t
incl.	393.2-474.0	1.5	983-988	5	2.55 g/t	17.2 g/t

PG-36C was drilled to a depth of 444 meters (1458 ft.) through a mineralized area previously defined by winter 2006 reverse circulation drilling (PG-32). Unfortunately, this hole (PG-36C) failed to reach the desired depth at the proposed deeper granite basement contact.

Trace element analysis is currently pending for this first core hole. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. This will greatly impact future exploration in the East Pine Grove area.

Kirkness Diamond Drilling Company performed the drilling activities and American Assay Lab conducted all assays.

Phase II Drilling

Romarco is in the process of obtaining permits to drill the second target on Pine Grove – the Rockland Mine area. The Rockland Mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930's at a grade of 80 g/t (2.6 opt) gold equivalent. Drilling is expected to commence in the Fall of 2007.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 170 unpatented claims and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver).

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco has a large gold district in Zacatecas, Mexico and is in the process of acquiring the Haile Gold Mine from Kinross Gold Corporation.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed July 25, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JULY 25, 2007**

ROMARCO INTERCEPTS 21 g/t Au, 99 g/t Ag IN PINE GROVE DRILLING

ROMARCO MINERALS INC. (TSXV: R – the "Company") announces that it has completed its summer 2007 core drilling program on the east side of its Pine Grove Project. This continuation of the Phase I drilling program was comprised of 1,382 meters (4,534 ft.) of core in 3 holes along the southern half of the East Pine Grove prospect area. Romarco has received the final gold assays for significantly altered portions of the first hole in the program, PG-36C. Those assays are summarized in the table below.

Hole PG-36C returned 59 meters of 1.09 g/t gold including 33.5 meters of 1.78 g/t gold and 1.5 meters of 20.9 g/t gold and 99 g/t/t silver.

The assays confirm two distinct disseminated gold mineralized breccias zones in two stacked rhyolite lavas. The lower lava contained a 20.9 g/t Au silica breccia lense, which represents the highest grade interval drilled on the property to date. Core for the last two holes, PG-37C and PG-38C, have been logged and most of the significantly altered portions submitted to the laboratory for gold and trace element analysis, with assays pending.

Hole#	Depth m.	Interval m.	Depth ft.	Interval ft.	Gold	Silver
PG-36C	150.3-186.5	36.2	493-612	119	0.23 g/t	pending
incl	183.5-185	**1.5**	602-607	**5**	**3.54g/t**	pending
	246.3-305.7	59.4	808-1003	195	1.09 g/t	14.9 g/t
incl	267.6-301.1	33.5	878-988	120	1.78 g/t	21.3 g/t
incl	267.6	**1.5**	878-883	**5**	**20.9 g/t**	**99.0 g/t**
incl	117.3-579.1	1.5	923-928	5	3.86 g/t	3.1 g/t
incl	143.3-184.4	1.5	938-943	5	2.59 g/t	3.1 g/t
incl	269.7-304.8	1.5	948-953	5	3.47 g/t	21 g/t
incl.	393.2-474.0	1.5	983-988	5	2.55 g/t	17.2 g/t

PG-36C was drilled to a depth of 444 meters (1458 ft.) through a mineralized area previously defined by winter 2006 reverse circulation drilling (PG-32). Unfortunately, this hole (PG-36C) failed to reach the desired depth at the proposed deeper granite basement contact.

Trace element analysis is currently pending for this first core hole. Romarco's technical team has identified several important features in the new core that were not attainable in previous reverse circulation drilling. This will greatly impact future exploration in the East Pine Grove area.

Kirkness Diamond Drilling Company performed the drilling activities and American Assay Lab conducted all assays.

Phase II Drilling

Romarco is in the process of obtaining permits to drill the second target on Pine Grove – the Rockland Mine area. The Rockland Mine is an epithermal vein target and produced 50,000 ounces of gold between 1870 and the late 1930's at a grade of 80 g/t (2.6 opt) gold equivalent. Drilling is expected to commence in the Fall of 2007.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 170 unpatented claims and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver).

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco has a large gold district in Zacatecas, Mexico and is in the process of acquiring the Haile Gold Mine from Kinross Gold Corporation.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed July 23, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

July 23, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on July 23, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Update on Haile transaction and notice of new head office address.

5. Full Description of Material Change

Romarco has relocated its headquarters from Vancouver, BC to the Reno area of Nevada. The move consolidates the management team into one location and provides a more efficient base of operations for the exploration projects in Nevada, the Pinos Gold District in Mexico, and the Haile Gold Mine which is a pending acquisition from Haile Mining Company, Inc. ("HMCI"), a subsidiary of Kinross Gold Corporation.

The Company's new mailing address and phone numbers are as follows:

Romarco Minerals Inc.
997 Greg Street
Sparks, Nevada 89431
Phone: (775) 355-1900
Fax: (775) 355-1907

Mr. Ralf Langner, Romarco's CFO, will not be relocating to the Reno office and his replacement is underway and will be announced in the near future. Mr. Langner will remain with the Company until September 1, 2007 in order to provide for a smooth

transition of duties. The Company is grateful for the outstanding service provided by Mr. Langner over the past four years and wishes him the very best in his future endeavours.

Haile Gold Mine Transaction

The Company is in the process of finalizing the Asset Purchase Agreement with HMCI and the Lease and Option to Purchase Agreement with another party. Upon execution of the agreements, Romarco will seek regulatory approval and transfer of title and permits associated with the Haile Gold Mine. Final completion of these items is expected to occur in September 2007.

Behre Dolbear is currently completing a pre-feasibility report which Romarco expects to receive in the next two weeks. Romarco will be filing this as a NI 43-101 report upon closing of the transaction. Behre Dolbear is also completing a valuation of the Haile Gold Mine which will also be reported after closing of the transaction.

Upon closing, Romarco will initiate a drilling program which will be comprised of two parts: (1) a 2,133 meters (7,000 feet) confirmation program to convert the historic resource of 780,000 ounces of gold into a current NI 43-101 proven probable reserve category, and (2) an exploration program to increase the known resource which currently stands at 1.53 million ounces of gold grading 3.1 g/t. This program will be followed by a Final Feasibility study.

Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey, Sr. Geologist.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

July 23, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JULY 23, 2007**

ROMARCO ON TRACK WITH HAILE, RELOCATES HEAD OFFICE

ROMARCO MINERALS INC. (TSXV: R – the "Company") is pleased to report that it has relocated its headquarters from Vancouver, BC to the Reno area of Nevada. The move consolidates the management team into one location and provides a more efficient base of operations for the exploration projects in Nevada, the Pinos Gold District in Mexico, and the Haile Gold Mine which is a pending acquisition from Haile Mining Company, Inc. ("HMCI"), a subsidiary of Kinross Gold Corporation.

The Company's new mailing address and phone numbers are as follows:

Romarco Minerals Inc.
997 Greg Street
Sparks, Nevada 89431

Phone: (775) 355-1900
Fax: (775) 355-1907

Mr. Ralf Langner, Romarco's CFO, will not be relocating to the Reno office and his replacement is underway and will be announced in the near future. Mr. Langner will remain with the Company until September 1, 2007 in order to provide for a smooth transition of duties. The Company is grateful for the outstanding service provided by Mr. Langner over the past four years and wishes him the very best in his future endeavours.

Haile Gold Mine Transaction

The Company is in the process of finalizing the Asset Purchase Agreement with HMCI and the Lease and Option to Purchase Agreement with another party. Upon execution of the agreements, Romarco will seek regulatory approval and transfer of title and permits associated with the Haile Gold Mine. Final completion of these items is expected to occur in September 2007.

Behre Dolbear is currently completing a pre-feasibility report which Romarco expects to receive in the next two weeks. Romarco will be filing this as a NI 43-101 report upon closing of the transaction. Behre Dolbear is also completing a valuation of the Haile Gold Mine which will also be reported after closing of the transaction.

Upon closing, Romarco will initiate a drilling program which will be comprised of two parts: (1) a 2,133 meters (7,000 feet) confirmation program to convert the historic resource of 780,000 ounces of gold into a current NI 43-101 proven probable reserve category, and (2) an exploration program to increase the known resource which currently stands at 1.53 million ounces of gold grading 3.1 g/t. This program will be followed by a Final Feasibility study.

Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey, Sr. Geologist.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

News release, filed July 23, 2007

ROMARCO MINERALS INC.

997 Greg Street
Sparks, Nevada
89431

Tel: (775) 355-1900
Fax: (775) 355-1907
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JULY 23, 2007**

ROMARCO ON TRACK WITH HAILE, RELOCATES HEAD OFFICE

ROMARCO MINERALS INC. (TSXV: R – the "Company") is pleased to report that it has relocated its headquarters from Vancouver, BC to the Reno area of Nevada. The move consolidates the management team into one location and provides a more efficient base of operations for the exploration projects in Nevada, the Pinos Gold District in Mexico, and the Haile Gold Mine which is a pending acquisition from Haile Mining Company, Inc. ("HMCI"), a subsidiary of Kinross Gold Corporation.

The Company's new mailing address and phone numbers are as follows:

Romarco Minerals Inc.
997 Greg Street
Sparks, Nevada 89431

Phone: (775) 355-1900
Fax: (775) 355-1907

Mr. Ralf Langner, Romarco's CFO, will not be relocating to the Reno office and his replacement is underway and will be announced in the near future. Mr. Langner will remain with the Company until September 1, 2007 in order to provide for a smooth transition of duties. The Company is grateful for the outstanding service provided by Mr. Langner over the past four years and wishes him the very best in his future endeavours.

Haile Gold Mine Transaction

The Company is in the process of finalizing the Asset Purchase Agreement with HMCI and the Lease and Option to Purchase Agreement with another party. Upon execution of the agreements, Romarco will seek regulatory approval and transfer of title and permits associated with the Haile Gold Mine. Final completion of these items is expected to occur in September 2007.

Behre Dolbear is currently completing a pre-feasibility report which Romarco expects to receive in the next two weeks. Romarco will be filing this as a NI 43-101 report upon closing of the transaction. Behre Dolbear is also completing a valuation of the Haile Gold Mine which will also be reported after closing of the transaction.

Upon closing, Romarco will initiate a drilling program which will be comprised of two parts: (1) a 2,133 meters (7,000 feet) confirmation program to convert the historic resource of 780,000 ounces of gold into a current NI 43-101 proven probable reserve category, and (2) an exploration program to increase the known resource which currently stands at 1.53 million ounces of gold grading 3.1 g/t. This program will be followed by a Final Feasibility study.

Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey, Sr. Geologist.

For further information, please contact Diane Garrett, President and C.E.O. at (775) 355-1900 or by e-mail at dgarrett@romarco.com or Shirene Urton, Executive Assistant at (775) 355-1900 or by e-mail at surton@romarco.com.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Alternative monthly report under part 4 of NI 62-103 for the end of June 2007, filed July 10, 2007

RECEIVED
2009 APR 23 P 2:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTERNATIVE MONTHLY REPORT UNDER PART 4 OF NATIONAL INSTRUMENT 62-103

Reporting Issuer: **Romarco Minerals Inc. (the "Issuer")**

Report for the end of: **June 2007**

(a) Name and address of the eligible institutional investor:

RAB Special Situations (Master) Fund Limited ("**Special Situations**")
P.O. Box 908 GT
Walker House Mary Street
George Town, Cayman Islands

(b) Net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Since the last report filed by Special Situations under Part 4 for the Issuer, there is a net decrease in Special Situations' holdings of 1,843,500 common shares ("**Shares**") of the Issuer representing a net decrease of 1.88% in Special Situations' securityholding percentage for that class of the Issuer's securities.

(c) Designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

Special Situations holds 4,440,500 Shares and 6,284,000 warrants ("**Warrants**") of the Issuer (collectively the "**Securities**"). The Securities represent approximately 10.90% of the issued and outstanding Shares of the Issuer on a partially diluted basis (assuming exercise in full of all convertible securities of the Issuer held by Special Situations).

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) (above) over which:

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

See section (c) above.

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

Not applicable.

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Not applicable.

(e) *Purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:*

Special Situations disposed of the Securities for investment purposes only and not with the purpose of influencing the control or direction of the Issuer. Special Situations may in the future, subject to market conditions, make additional investments in or dispositions of the Issuer's securities. However, Special Situations does not intend to acquire 20% or more of any class of the outstanding voting or equity securities of the Issuer.

(f) *General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:*

Not applicable.

(g) *Names of any joint actors required in connection with this report:*

Not applicable.

(h) *Description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer's securities:*

Not applicable.

(i) *Eligibility to file reports under Part 4 in respect of the reporting issuer:*

Special Situations is eligible to file reports under Part 4 - Alternative Monthly Reporting System of National Instrument 62-103.

DATED this 10th day of July 2007.

RAB SPECIAL SITUATIONS (MASTER) FUND LIMITED

By: (signed) "Benjamin Hill"
Name: Benjamin Hill
Title: Legal Counsel

News release, filed June 28, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JUNE 28, 2007**

ROMARCO DRILLING RETURNS 19 G/T GOLD AT PINOS GOLD DISTRICT, MEXICO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce results from its initial drilling program and underground vein channel sampling program at the Pinos Gold District in Mexico. Historically, the Pinos district produced 5 million ounces of gold and 25+ million ounces of silver (reported by Bethlehem Steel) all from above the water table (100 meters in depth).

Romarco's initial drilling has concluded that the veins extend at least 250 meters below surface (150 meters below the historic mining levels) and additional veins that do not outcrop at surface have been identified at depth.

Due to the nature of the agreements on the property, Romarco was required to focus its initial drilling on the 50/50 Joint Venture ground with Minera Apolo. This area represents only 4% (138 hectares) of the total land package. Romarco has 100% interest in the remaining land package (3,000 hectares) and will begin drilling that area prior to year end.

The initial drilling was comprised of 8 holes, with one or multiple veins being intersected in 7 of the 8 holes. Hole 5 returned the best intercepts with an 8.5 meter wide vein (see intercepts below).

Romarco is continuing a comprehensive drilling and sampling program at the Pinos Gold District and is evaluating the potential of test mining the Penitas Vein which outcrops at surface and returned grades of 7 g/t gold and 189 g/t silver. The Penitas Vein is located on Romarco's 100% ground and represents the southern extension of a 2 kilometer Cinco Estrellas vein system that includes Tannous zone at the north end (core drilled area) and the San Luis-San Miguel-Guapo zones in the central portion (current underground channel sample.

Hole No.	Intercept (m)	Gold (g/t)	Silver (g/t)
R-DDH-01-07	1.41	0.07	5
R-DDH-02-07	0.12	3.4	8
	0.32	0.6	5
R-DDH-03-07	0.9	0.34	8
R-DDH-04-07	1.61	0.1	6
R-DDH-05-07	**6.05**	**5.16**	**19**
	0.76	**19**	**8**

Hole No.	Intercept (m)	Gold (g/t)	Silver (g/t)
R-DDH-06-07	No Veining		
R-DDH-07-07	3.29	0.05	19
R-DDH-08-07	1.0	0.37	8

Drilling in a vein system establishes continuity and vein widths at depth, sampling establishes vein grades. Romarco has a team of underground samplers on the property accessing the 30, 70 and 100 meter levels utilizing existing shafts and sampling along previously mined as well as un-mined veins.

The vein systems contain both coarse and fine gold. It should be noted that the veins sampled contain wallrock fragments which dilute the overall precious metals values.

121 quartz and breccia vein samples were taken in late May and early June from accessible levels of the San Luis Mine workings. 109 samples returned good gold mineralization averaging 2.77 g/t gold with a maximum of 15.2 g/t gold. 35 of 121 samples from the San Luis Vein system returned over 3.0 g/t (the highest being 15 g/t gold & 78 g/t silver) in the ALS Chemex gravimetric assaying. These 35 represent several loci of higher grade pods in the San Luis workings. They average 5.5 g/t Au and 56 g/t Ag.

31 samples quartz vein and breccia samples were taken in December continuing in April from the workings in the Tannous vein system within the area of the 8 hole core program. ALS Chemex metallic screen analysis of 29 samples return good mineralization levels averaging 2.8 g/t gold with 41 g/t silver. The highest grade sample return 6.7 g/t gold and 18 g/t silver.

16 samples quartz breccia vein samples were taken in December 2006 from the Guapo, Infitita, and San Miguel zones in the north part of the main Cinco Estrella vein system south of Tannous. Chemex metallic screen analysis of 15 samples return good mineralization levels averaging 3.8 g/t gold with 36.8 g/t silver.

Vein Location		Gold (g/t)	Silver (g/t)
San Luis Vein zone	109 samples over 0.4 g/t Au	2.78	33.4
	35 samples over 3.0 g/t Au	**5.55**	**56.2**
	SL-6A	7.05	72
	SL-29	6.2	38
	SL-45	4.2	176
	SL-52	6.9	70
	SL-58	**15.2**	**118**
	SL-63	12.8	44
	SL-71A	8.3	19
	SL-74A	6.5	14
	SL-90	4.0	128
	SL-95	**10.5**	**157**
	SL-96	8.6	140
	SL-98	8.4	119
Tannous zone	29 samples over 0.4 g/t Au	2.8	41

Vein Location		Gold (g/t)	Silver (g/t)
	17 samples over 2.0 g/t Au	3.9	37
	T2-3	6.1	110
	T3-1	5.9	37
	T3-2	5.6	32
	T3-5	6.7	18
	T3-6	6.4	9.3
	T3-7	6.6	11.3
Guapo, Infitita, San Miguel zones	15 samples over 0.4 g/t Au	3.6	48
	G-2	13.1	25
	P-1	5.8	192
	I-1	11.5	10
	T1A-2	4.6	25

This underground sampling program has illustrated to Romarco that the levels of gold mineralization is more robust in the central to southern limits of the Cinco Estrella system from San Miguel to San Luis to Penitas zones. Romarco will focus work in the next couple months to continue to evaluate these higher gold grade areas. It will also likely be the focus of new core drilling in the 4th quarter of 2007.

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed June 28, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

June 28, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on June 28, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Drilling results from the Pinos Gold District in Mexico.

5. Full Description of Material Change

results from its initial drilling program and underground vein channel sampling program at the Pinos Gold District in Mexico. Historically, the Pinos district produced 5 million ounces of gold and 25+ million ounces of silver (reported by Bethlehem Steel) all from above the water table (100 meters in depth).

Romarco's initial drilling has concluded that the veins extend at least 250 meters below surface (150 meters below the historic mining levels) and additional veins that do not outcrop at surface have been identified at depth.

Due to the nature of the agreements on the property, Romarco was required to focus its initial drilling on the 50/50 Joint Venture ground with Minera Apolo. This area represents only 4% (138 hectares) of the total land package. Romarco has 100% interest in the remaining land package (3,000 hectares) and will begin drilling that area prior to year end.

The initial drilling was comprised of 8 holes, with one or multiple veins being intersected in 7 of the 8 holes. Hole 5 returned the best intercepts with an 8.5 meter wide vein (see intercepts below).

Romarco is continuing a comprehensive drilling and sampling program at the Pinos Gold District and is evaluating the potential of test mining the Penitas Vein which outcrops at surface and returned grades of 7 g/t gold and 189 g/t silver. The Penitas Vein is located on Romarco's 100% ground and represents the southern extension of a 2 kilometer Cinco Estrellas vein system that includes Tannous zone at the north end (core drilled area) and the San Luis-San Miguel-Guapo zones in the central portion (current underground channel sample.

Hole No.	Intercept (m)	Gold (g/t)	Silver (g/t)
R-DDH-01-07	1.41	0.07	5
R-DDH-02-07	0.12	3.4	8
	0.32	0.6	5
R-DDH-03-07	0.9	0.34	8
R-DDH-04-07	1.61	0.1	6
R-DDH-05-07	6.05	5.16	19
	0.76	19	8
R-DDH-06-07	No Veining		
R-DDH-07-07	3.29	0.05	19
R-DDH-08-07	1.0	0.37	8

Drilling in a vein system establishes continuity and vein widths at depth, sampling establishes vein grades. Romarco has a team of underground samplers on the property accessing the 30, 70 and 100 meter levels utilizing existing shafts and sampling along previously mined as well as un-mined veins.

The vein systems contain both coarse and fine gold. It should be noted that the veins sampled contain wallrock fragments which dilute the overall precious metals values.

121 quartz and breccia vein samples were taken in late May and early June from accessible levels of the San Luis Mine workings. 109 samples returned good gold mineralization averaging 2.77 g/t gold with a maximum of 15.2 g/t gold. 35 of 121 samples from the San Luis Vein system returned over 3.0 g/t (the highest being 15 g/t gold & 78 g/t silver) in the ALS Chemex gravimetric assaying. These 35 represent several loci of higher grade pods in the San Luis workings. They average 5.5 g/t Au and 56 g/t Ag.

31 samples quartz vein and breccia samples were taken in December continuing in April from the workings in the Tannous vein system within the area of the 8 hole core program. ALS Chemex metallic screen analysis of 29 samples return good mineralization levels averaging 2.8 g/t gold with 41 g/t silver. The highest grade sample return 6.7 g/t gold and 18 g/t silver.

16 samples quartz breccia vein samples were taken in December 2006 from the Guapo, Infitita, and San Miguel zones in the north part of the main Cinco Estrella vein system

south of Tannous. Chemex metallic screen analysis of 15 samples return good mineralization levels averaging 3.8 g/t gold with 36.8 g/t silver.

Vein Location		Gold (g/t)	Silver (g/t)
San Luis Vein zone	109 samples over 0.4 g/t Au	2.78	33.4
	35 samples over 3.0 g/t Au	5.55	56.2
	SL-6A	7.05	72
	SL-29	6.2	38
	SL-45	4.2	176
	SL-52	6.9	70
	SL-58	15.2	118
	SL-63	12.8	44
	SL-71A	8.3	19
	SL-74A	6.5	14
	SL-90	4.0	128
	SL-95	10.5	157
	SL-96	8.6	140
	SL-98	8.4	119
Tannous zone	29 samples over 0.4 g/t Au	2.8	41
	17 samples over 2.0 g/t Au	3.9	37
	T2-3	6.1	110
	T3-1	5.9	37
	T3-2	5.6	32
	T3-5	6.7	18
	T3-6	6.4	9.3
	T3-7	6.6	11.3
Guapo, Infitita, San Miguel zones	15 samples over 0.4 g/t Au	3.6	48
	G-2	13.1	25
	P-1	5.8	192
	I-1	11.5	10
	T1A-2	4.6	25

This underground sampling program has illustrated to Romarco that the levels of gold mineralization is more robust in the central to southern limits of the Cinco Estrella system from San Miguel to San Luis to Penitas zones. Romarco will focus work in the next couple months to continue to evaluate these higher gold grade areas. It will also likely be the focus of new core drilling in the 4th quarter of 2007.

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

June 28, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JUNE 28, 2007**

ROMARCO DRILLING RETURNS 19 G/T GOLD AT PINOS GOLD DISTRICT, MEXICO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce results from its initial drilling program and underground vein channel sampling program at the Pinos Gold District in Mexico. Historically, the Pinos district produced 5 million ounces of gold and 25+ million ounces of silver (reported by Bethlehem Steel) all from above the water table (100 meters in depth).

Romarco's initial drilling has concluded that the veins extend at least 250 meters below surface (150 meters below the historic mining levels) and additional veins that do not outcrop at surface have been identified at depth.

Due to the nature of the agreements on the property, Romarco was required to focus its initial drilling on the 50/50 Joint Venture ground with Minera Apolo. This area represents only 4% (138 hectares) of the total land package. Romarco has 100% interest in the remaining land package (3,000 hectares) and will begin drilling that area prior to year end.

The initial drilling was comprised of 8 holes, with one or multiple veins being intersected in 7 of the 8 holes. Hole 5 returned the best intercepts with an 8.5 meter wide vein (see intercepts below).

Romarco is continuing a comprehensive drilling and sampling program at the Pinos Gold District and is evaluating the potential of test mining the Penitas Vein which outcrops at surface and returned grades of 7 g/t gold and 189 g/t silver. The Penitas Vein is located on Romarco's 100% ground and represents the southern extension of a 2 kilometer Cinco Estrellas vein system that includes Tannous zone at the north end (core drilled area) and the San Luis-San Miguel-Guapo zones in the central portion (current underground channel sample.

Hole No.	Intercept (m)	Gold (g/t)	Silver (g/t)
R-DDH-01-07	1.41	0.07	5
R-DDH-02-07	0.12	3.4	8
	0.32	0.6	5
R-DDH-03-07	0.9	0.34	8
R-DDH-04-07	1.61	0.1	6
R-DDH-05-07	**6.05**	**5.16**	**19**
	0.76	**19**	**8**

Hole No.	Intercept (m)	Gold (g/t)	Silver (g/t)
R-DDH-06-07	No Veining		
R-DDH-07-07	3.29	0.05	19
R-DDH-08-07	1.0	0.37	8

Drilling in a vein system establishes continuity and vein widths at depth, sampling establishes vein grades. Romarco has a team of underground samplers on the property accessing the 30, 70 and 100 meter levels utilizing existing shafts and sampling along previously mined as well as un-mined veins.

The vein systems contain both coarse and fine gold. It should be noted that the veins sampled contain wallrock fragments which dilute the overall precious metals values.

121 quartz and breccia vein samples were taken in late May and early June from accessible levels of the San Luis Mine workings. 109 samples returned good gold mineralization averaging 2.77 g/t gold with a maximum of 15.2 g/t gold. 35 of 121 samples from the San Luis Vein system returned over 3.0 g/t (the highest being 15 g/t gold & 78 g/t silver) in the ALS Chemex gravimetric assaying. These 35 represent several loci of higher grade pods in the San Luis workings. They average 5.5 g/t Au and 56 g/t Ag.

31 samples quartz vein and breccia samples were taken in December continuing in April from the workings in the Tannous vein system within the area of the 8 hole core program. ALS Chemex metallic screen analysis of 29 samples return good mineralization levels averaging 2.8 g/t gold with 41 g/t silver. The highest grade sample return 6.7 g/t gold and 18 g/t silver.

16 samples quartz breccia vein samples were taken in December 2006 from the Guapo, Infitita, and San Miguel zones in the north part of the main Cinco Estrella vein system south of Tannous. Chemex metallic screen analysis of 15 samples return good mineralization levels averaging 3.8 g/t gold with 36.8 g/t silver.

Vein Location		Gold (g/t)	Silver (g/t)
San Luis Vein zone	109 samples over 0.4 g/t Au	2.78	33.4
	35 samples over 3.0 g/t Au	**5.55**	**56.2**
	SL-6A	7.05	72
	SL-29	6.2	38
	SL-45	4.2	176
	SL-52	6.9	70
	SL-58	**15.2**	**118**
	SL-63	12.8	44
	SL-71A	8.3	19
	SL-74A	6.5	14
	SL-90	4.0	128
	SL-95	**10.5**	**157**
	SL-96	8.6	140
	SL-98	8.4	119
Tannous zone	29 samples over 0.4 g/t Au	2.8	41

Vein Location		Gold (g/t)	Silver (g/t)
	17 samples over 2.0 g/t Au	3.9	37
	T2-3	6.1	110
	T3-1	5.9	37
	T3-2	5.6	32
	T3-5	6.7	18
	T3-6	6.4	9.3
	T3-7	6.6	11.3
Guapo, Infitita, San Miguel zones	15 samples over 0.4 g/t Au	3.6	48
	G-2	13.1	25
	P-1	5.8	192
	I-1	11.5	10
	T1A-2	4.6	25

This underground sampling program has illustrated to Romarco that the levels of gold mineralization is more robust in the central to southern limits of the Cinco Estrella system from San Miguel to San Luis to Penitas zones. Romarco will focus work in the next couple months to continue to evaluate these higher gold grade areas. It will also likely be the focus of new core drilling in the 4th quarter of 2007.

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed May 31, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **May 30, 2007**

Romarco Announces First Quarter Results

ROMARCO MINERALS INC. ("TSXV: R" – the "Company") reports its first quarter financial results. All figures are in Canadian dollars unless otherwise noted. Complete quarterly results are available on SEDAR and on the Company's website at www.romarco.com.

Selected Financial Data (unaudited)

	Three Months Ended March 31, 2007	Three Months Ended March 31, 2006
Net income (loss)	$ (797,318)	$ 1,034,671
Income (loss) per share		
- basic	(0.01)	0.02
- diluted	n/a	0.01
Cash flows from (used in) operating activities	(721,481)	1,689,655
Cash flows from financing activities	67,830	-
Cash flows used in investing activities	(735,976)	(289,176)
Increase (decrease) in cash and cash equivalents	$ (1,389,627)	$ 1,400,479

	March 31, 2007	December 31, 2006
Current assets:		
Cash and cash equivalents	$ 5,822,576	$ 7,212,203
Other	273,191	181,821
Total current assets	6,095,767	7,394,024
Mineral property interests	4,254,744	3,423,709
Equipment	171,124	101,982
Reclamation bonds	113,535	114,597
Other	4,330	-
Total assets	$ 10,639,500	$ 11,034,312
Current liabilities:		
Accounts payable and accrued liabilities	$ 154,697	$ 174,519
Long-term liabilities:		
Asset retirement obligations	56,689	56,689
Total liabilities	211,386	231,208
Shareholders' equity:		
Share capital	40,582,275	40,343,097

Warrants	2,717,564	2,717,564
Stock options	723,250	540,100
Contributed surplus	672,446	672,446
Deficit	(34,267,421)	(33,470,103)
Total shareholders' equity	10,428,114	10,803,104
Total liabilities and shareholders' equity	$ 10,639,500	$ 11,034,312

The loss from operations of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration at its projects and evaluates precious metals properties for acquisition. The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

Audit and accounting fees are greater in the first quarter of 2007 than in the first quarter of 2006 as the Company began the practice of having its quarterly statements reviewed by its auditors, starting with the third quarter of 2006.

Consulting fees for the first quarter of 2007 increased as the Company increased its use of outside service providers to evaluate potential mineral property acquisitions.

Office, rent and communication costs increased in the first quarter of 2007 as the Company opened an office in Reno, Nevada. The Company expects to consolidate its operations in this new office and will phase out operations at its Vancouver, British Columbia location.

Salaries increased from 2006 due to increased staffing levels. Bonuses were also paid to certain officers of the Company during the first quarter of 2007 while bonuses paid in 2006 were paid in the second quarter.

Increased participated in the first quarter of 2007 by Romarco at a greater number of industry trade shows than in the first quarter of 2006 resulted in an increase in shareholder relations expenses as well as travel expenses.

The non-cash expense of stock-based compensation for the first quarter of 2007 is considerably higher than it was for the first quarter of 2006. During the first quarter of 2007 the Company issued 2,175,000 options to staff, directors and consultants, but did not issue any options in the first quarter of 2006. The Company recognized $183,150 of stock-based compensation in 2007 (2006 - $17,400) with a corresponding increase in the stock options component of shareholders' equity.

Interest income earned in the first quarter of 2007 is higher than in the first quarter of 2006 due to increased cash levels. During the first quarter of 2007, the Canadian dollar strengthened versus the US dollar, resulting in the foreign exchange loss recognized in the first quarter of 2007. The first quarter of 2006 saw the reverse situation where the Canadian dollar weakened versus the US dollar, and the Company recognized a foreign exchange gain of $23,045 in the first quarter of 2006.

During the first quarter of 2007, Romarco spent $659,687 and issued 677,600 common shares valued at $171,348 for its mineral property interests while in the first quarter of 2006, the Company spent $289,179 and issued 300,000 common shares valued at $48,000 for its mineral property interests.

At March 31, 2007, the Company had cash and cash equivalents totaling $5,822,576 as compared to $7,212,203 at March 31, 2006.

In May 2007, the Company executed a Letter of Intent with Kinross Gold Corporation to purchase the Haile Gold Mine property located in Lancaster County, South Carolina. Romarco has also entered into agreements with other parties to secure additional land around the Haile Gold Mine Property. Romarco's immediate plans are to complete a pre-feasibility study and begin the work necessary to reclassify the resources as reserves.

The terms of the agreement with Kinross, which is subject to final approval by both parties, include: (1) the issuance of 5 million common shares to Kinross Gold; (2) Romarco's assumption of the financial assurance bonding (US$4.6 million); and (3) a per ounce payment to Kinross on new reserve ounces delineated on it's property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces). The aforementioned payments shall be paid once the project reaches commercial production and shall be paid from net cash flow.

Drill programs at three of Romarco's properties are planned for the remainder of 2007: Pine Grove and Red Canyon in Nevada; and the Pinos Gold District in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, V.P. Finance at (604) 688-9271 or by e-mail at **rlangner@romarco.com**

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed May 30, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

May 29, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on May 29, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Additional information on the Haile Project acquisition and update on Pinos Gold District in Mexico.

5. Full Description of Material Change

Romarco reports additional details and plans for the Haile Gold Mine acquisition from Kinross Gold Corporation and other landowners in Lancaster County, South Carolina.

Haile Gold Mine – Acquisition Cost US$ 7 per ounce of gold

The historic resource of the Haile Gold Mine and surrounding property is 1.54 million contained ounces of gold of which 761,000 ounces are located on the Kinross ground. The per ounce payments to Kinross are on proven probable reserves identified in excess of 1 million ounces of gold. The previous historic reserve (Amax 1994) indicated a total proven probable reserve of 780,100 ounces of which 441,600 occur on the ground controlled by Kinross. Therefore, assuming the historic resources are verified and established as reserves, an additional 558,400 proven probable ounces can be identified by Romarco before the per ounce payments to Kinross take effect. The historical reserve by Amax was completed prior to NI 43-101 and therefore, is being treated as a historical resource by the Company.

Historic Resource of Deposits

Deposit	Ore Tonnes	Au g/t	Contained Au Oz
Mill (Kinross)	2,985,274	3.30	352,454
Haile (Kinross)	1,903,092	2.40	162,728
Snake	4,082,843	3.51	511,805
Red Hill (Kinross)	2,341,419	2.15	180,463
Ledbetter	1,377,082	3.51	172,856
Small	974,562	1.28	44,665
Champion	715,408	1.87	47,587
Chase Hill (Kinross)	893,322	2.08	66,267
Total	**15,273,002**	**3.10**	**1,538,825**

The acquisition cost of the Haile Gold Mine and surrounding properties is approximately US$4 per ounce when calculated using the total contained gold resource of 1.53 million or approximately US$7 per ounce when calculated using the historic gold reserve of 780,000 ounces (Amax, 1994). The purchase price includes the dollar value of the Romarco shares to be issued to Kinross, the financial assurance bonding and the lease payment to the private parties as reported in the previous press release.

Haile: Near-term News and Plans

The Company has engaged Behre Dolbear of Denver, Colorado to complete an evaluation study of the Haile Gold Mine which will then be used to prepare a NI 43-101 report.

Soon after the transaction closes, the Romarco technical team will be conducting activities to move the resources into the reserve category per NI43-101 requirements. Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey.

The Company has secured additional land in the area from private parties in the form of a two year lease and an option to purchase the land. The first year lease payment is US$ 225,000 and the second year US$250,000.

All agreements will close simultaneously.

Cautionary note: a qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

Pinos Gold District Update

The Company has received partial assays from the last drilling and sampling program. It is anticipated that results will be reported within three weeks. The most recent sampling program accessed the 70 meter and 100 meter levels of the underground workings. Numerous veins were identified at the lower levels and have recently been sampled with assays pending. These veins do not outcrop on surface and were previously unknown to

Romarco. During the summer 2007 a comprehensive mapping and sampling program will be conducted to prepare a 3-D model of the property, underground workings, drill assay data and channel sample assay data. This information will be used for Romarco to target the most prospective areas for additional sampling, drilling and test mining.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271,

9. Date of Report

May 29, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MAY 29, 2007**

ROMARCO TO FOCUS ON PINOS, HAILE – PRODUCTION ORIENTED

ROMARCO MINERALS INC. (TSXV: R) is pleased to report additional details and plans for the Haile Gold Mine acquisition from Kinross Gold Corporation and other landowners in Lancaster County, South Carolina.

The Company maintains its corporate objective "to aggressively pursue producer status through development of its own projects and through acquisition". The Company has taken great strides to meet that objective with the acquisition of the high grade Pinos Gold District in Mexico and the recently announced acquisition of the Haile Gold Mine (South Carolina) from Kinross Gold Corp. and other parties. These two acquisitions provide a platform for advancing the Company to a new level with production opportunities on the horizon.

Haile Gold Mine – Acquisition Cost US$ 7 per ounce of gold

The historic resource of the Haile Gold Mine and surrounding property is 1.54 million contained ounces of gold of which 761,000 ounces are located on the Kinross ground. The per ounce payments to Kinross are on proven probable reserves identified in excess of 1 million ounces of gold. The previous historic reserve (Amax 1994) indicated a total proven probable reserve of 780,100 ounces of which 441,600 occur on the ground controlled by Kinross. Therefore, assuming the historic resources are verified and established as reserves, an additional 558,400 proven probable ounces can be identified by Romarco before the per ounce payments to Kinross take effect. The historical reserve by Amax was completed prior to NI 43-101 and therefore, is being treated as a historical resource by the Company.

Historic Resource of Deposits

Deposit	Ore Tonnes	Au g/t	Contained Au Oz
Mill (Kinross)	2,985,274	3.30	352,454
Haile (Kinross)	1,903,092	2.40	162,728
Snake	4,082,843	3.51	511,805
Red Hill (Kinross)	2,341,419	2.15	180,463
Ledbetter	1,377,082	3.51	172,856

Historic Resource of Deposits

Deposit	Ore Tonnes	Au g/t	Contained Au Oz
Small	974,562	1.28	44,665
Champion	715,408	1.87	47,587
Chase Hill (Kinross)	893,322	2.08	66,267
Total	**15,273,002**	**3.10**	**1,538,825**

The acquisition cost of the Haile Gold Mine and surrounding properties is approximately US$4 per ounce when calculated using the total contained gold resource of 1.53 million or approximately US$7 per ounce when calculated using the historic gold reserve of 780,000 ounces (Amax, 1994). The purchase price includes the dollar value of the Romarco shares to be issued to Kinross, the financial assurance bonding and the lease payment to the private parties as reported in the previous press release.

Haile: Near-term News and Plans

The Company has engaged Behre Dolbear of Denver, Colorado to complete an evaluation study of the Haile Gold Mine which will then be used to prepare a NI 43-101 report.

Soon after the transaction closes, the Romarco technical team will be conducting activities to move the resources into the reserve category per NI43-101 requirements. Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey.

The Company has secured additional land in the area from private parties in the form of a two year lease and an option to purchase the land. The first year lease payment is US$ 225,000 and the second year US$250,000.

All agreements will close simultaneously.

Cautionary note: a qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

Pinos Gold District Update

The Company has received partial assays from the last drilling and sampling program. It is anticipated that results will be reported within three weeks. The most recent sampling program accessed the 70 meter and 100 meter levels of the underground workings. Numerous veins were identified at the lower levels and have recently been sampled with assays pending. These veins do not outcrop on surface and were previously unknown to Romarco. During the summer 2007 a comprehensive mapping and sampling program will be conducted to prepare a 3-D model of the property, underground workings, drill assay data and channel sample assay data. This information will be used for Romarco to target the most prospective areas for additional sampling, drilling and test mining.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration

and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, and one gold district in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed May 30, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MAY 29, 2007**

ROMARCO TO FOCUS ON PINOS, HAILE – PRODUCTION ORIENTED

ROMARCO MINERALS INC. (TSXV: R) is pleased to report additional details and plans for the Haile Gold Mine acquisition from Kinross Gold Corporation and other landowners in Lancaster County, South Carolina.

The Company maintains its corporate objective "to aggressively pursue producer status through development of its own projects and through acquisition". The Company has taken great strides to meet that objective with the acquisition of the high grade Pinos Gold District in Mexico and the recently announced acquisition of the Haile Gold Mine (South Carolina) from Kinross Gold Corp. and other parties. These two acquisitions provide a platform for advancing the Company to a new level with production opportunities on the horizon.

Haile Gold Mine – Acquisition Cost US$ 7 per ounce of gold

The historic resource of the Haile Gold Mine and surrounding property is 1.54 million contained ounces of gold of which 761,000 ounces are located on the Kinross ground. The per ounce payments to Kinross are on proven probable reserves identified in excess of 1 million ounces of gold. The previous historic reserve (Amax 1994) indicated a total proven probable reserve of 780,100 ounces of which 441,600 occur on the ground controlled by Kinross. Therefore, assuming the historic resources are verified and established as reserves, an additional 558,400 proven probable ounces can be identified by Romarco before the per ounce payments to Kinross take effect. The historical reserve by Amax was completed prior to NI 43-101 and therefore, is being treated as a historical resource by the Company.

Historic Resource of Deposits

Deposit	Ore Tonnes	Au g/t	Contained Au Oz
Mill (Kinross)	2,985,274	3.30	352,454
Haile (Kinross)	1,903,092	2.40	162,728
Snake	4,082,843	3.51	511,805
Red Hill (Kinross)	2,341,419	2.15	180,463
Ledbetter	1,377,082	3.51	172,856

Historic Resource of Deposits

Deposit	Ore Tonnes	Au g/t	Contained Au Oz
Small	974,562	1.28	44,665
Champion	715,408	1.87	47,587
Chase Hill (Kinross)	893,322	2.08	66,267
Total	**15,273,002**	**3.10**	**1,538,825**

The acquisition cost of the Haile Gold Mine and surrounding properties is approximately US$4 per ounce when calculated using the total contained gold resource of 1.53 million or approximately US$7 per ounce when calculated using the historic gold reserve of 780,000 ounces (Amax, 1994). The purchase price includes the dollar value of the Romarco shares to be issued to Kinross, the financial assurance bonding and the lease payment to the private parties as reported in the previous press release.

Haile: Near-term News and Plans

The Company has engaged Behre Dolbear of Denver, Colorado to complete an evaluation study of the Haile Gold Mine which will then be used to prepare a NI 43-101 report.

Soon after the transaction closes, the Romarco technical team will be conducting activities to move the resources into the reserve category per NI43-101 requirements. Romarco's Q.P. on the Haile Gold Mine is Tom Kilbey.

The Company has secured additional land in the area from private parties in the form of a two year lease and an option to purchase the land. The first year lease payment is US$ 225,000 and the second year US$250,000.

All agreements will close simultaneously.

Cautionary note: a qualified person has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.

Pinos Gold District Update

The Company has received partial assays from the last drilling and sampling program. It is anticipated that results will be reported within three weeks. The most recent sampling program accessed the 70 meter and 100 meter levels of the underground workings. Numerous veins were identified at the lower levels and have recently been sampled with assays pending. These veins do not outcrop on surface and were previously unknown to Romarco. During the summer 2007 a comprehensive mapping and sampling program will be conducted to prepare a 3-D model of the property, underground workings, drill assay data and channel sample assay data. This information will be used for Romarco to target the most prospective areas for additional sampling, drilling and test mining.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration

and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, and one gold district in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Management's Discussion and Analysis for the three month period ended March 31, 2007, filed May 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 22, 2007

The following management discussion and analysis of Romarco Minerals Inc ("Romarco" or the "Company") is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Romarco's March 31, 2007 unaudited interim consolidated financial statements, December 31, 2006 audited annual consolidated financial statements, and the related notes for the periods then ended which have been prepared in accordance with Canadian generally accepted accounting principles. Romarco's accounting policies are described in note 3 of the December 31, 2006 audited annual consolidated financial statements. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Statements contained in this management discussion and analysis that are not historical fact, such as statements regarding the economic prospects of the Company's projects, the Company's future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the Company's ability to raise sufficient capital to fund development, changes in general economic conditions or financial markets, changes in prices for the Company's mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Mexico, the United States or Canada, technological and operational difficulties or inability to obtain permits encountered in connection with our exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the Company's filings with Canadian regulators on SEDAR at www.sedar.com.

Additional information is available on SEDAR (www.sedar.com).

Overview

Romarco Minerals Inc. (the "Company") is an exploration stage company engaged in the acquisition and exploration of precious metals mineral properties. Romarco's strategic objective is to focus on geologically known areas of gold mineralization that exhibit excellent potential for discovery. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. The Company currently has five exploration projects in Nevada and one in Mexico. No work was done on the Buckskin-National, Roberts Mountains and Golden Zebra projects by the Company in the first quarter due to weather issues. The Company is a reporting issuer in Ontario, British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol R.

Pinos Gold District, Mexico

Romarco has just completed a sampling and drilling program on the northern portion of the project area known as "Catanava" which includes an 8 hole, 2500 meter core drilling program to test for vein continuity at depth and along strike. Sampling results in January 2007 included one underground channel sample from the Catanava area grading 17 g/t gold and 17 g/t of silver and one channel sample which averaged 6 g/t gold and 190 g/t silver from a six meter wide vein (the Penitas Vein) on Romarco's 100% portion of the property. Initial results from the drilling program indicate veining that continues to at least 200 meters below the historic workings.

During the first quarter of 2007, the Company spent $225,833 (2006 – nil) on exploration at Pinos. Total deferred project expenditures at March 31, 2007 were $628,407 (2006 – nil).

Results to date have confirmed that the known vein systems continue at least 100 meters below the historic workings. The initial program of work has been concentrated on the 50/50 Catanava area where Romarco is under time constraints to complete this work in order to form an opinion on entering into a Joint Venture arrangement. As a result, more than 96% of the Pinos Gold District controlled by Romarco has not been tested. Due to the positive results to date and the enormity of this

district, Romarco will begin a comprehensive geologic mapping and sampling program of the entire district in order to identify key areas for continued drilling and sampling.

The Project is under the supervision of Dr. Tommy Thompson, Romarco's Vice President, Exploration who is the Qualified Person as defined by NI 43-101.

Pine Grove, Nevada

Romarco began its Phase II drill program in the first quarter of 2007. This program was designed to follow up on the results of the 2006 program. Two holes of the Phase II program were completed with one of the holes intersecting 304 meters of altered, brecciated Tertiary rhyolite from 274 meters to the bottom of the angle hole at 580 meters. Due to the significant intercepts of gold mineralization and altered breccia, Romarco has decided to change from the less efficient reverse circulation drilling to the more accurate deep diamond (core) drilling to effectively explore this new hidden mineralization to depths of 304 meters to 608 meters. Romarco re-commenced drilling in May 2007.

During the first quarter of 2007, the Company spent $249,761 (2006 – $236,176) on exploration at Pine Grove. Total deferred project expenditures at March 31, 2007 were $823,885 (2006 – $452,439).

In March 2007, Romarco issued 127,600 common shares at $0.23 per share in accordance with the amended Pine Grove agreement with Carlin Gold Corporation.

Romarco has a firm work commitment of 7500 feet of drilling on the east side of the property to follow up on the results from Phase I drilling and an additional 3500 feet of drilling in the Rockland Mine area.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Red Canyon, Nevada

Romarco is in the process of completing a comprehensive geologic mapping and soil sampling program on the Red Canyon Project which will be followed by drill target identification and a drilling program.

During the first quarter of 2007, the Company spent $9,861 (2006 – nil) on exploration at Red Canyon. Total deferred project expenditures at March 31, 2007 were $64,861 (2006 – nil).

In January 2007, Romarco issued 250,000 common shares at $0.22 per share in accordance with the Red Canyon agreement with Miranda Gold Corp.

Romarco has a firm work commitment of US$400,000 in 2007 and plans to drill will formulate a Phase I drill program upon receiving the results from the soil sampling program.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Buckskin-National, Nevada

No significant work was performed at Buckskin-National during the first quarter.

In January 2007, Romarco issued 300,000 common shares at $0.29 per share in accordance with the Buckskin-National agreement with Paragon Precious Metals.

Buckskin-National has an approximate four month window for drilling due to the elevation (2650 meters) and snow conditions which can impair access to the drilling sites located on the top of the mountain. Due to this short window, Romarco's limited treasury and the expense of drilling 366 meter core drill holes, Romarco has not been able to sufficiently perform sufficient drilling to fully test and identify known veins and potentially blind veins. Therefore, Romarco has been in discussions with larger companies for a possible Joint Venture of the project. If Romarco is not successful in joint venturing the Buckskin-National Project, it will proceed with drilling and testing the bulk tonnage target during 2007, subject to permitting.

The Project is under the supervision of Dr. Tommy Thompson, Romarco's Vice President, Exploration who is the Qualified Person as defined by NI 43-101.

Summary of Quarterly Results

(unaudited)

For the quarters ended:

	3/31/07 $	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $	6/30/05 $
Interest income	66,006	77,169	30,552	19,446	25,117	26,060	1,235	3,361
Net income (loss)	(797,318)	(823,956)	(431,573)	(656,748)	1,034,671	(695,150)	(708,908)	(709,618)
Income (loss) per share:								
- basic	(0.01)	(0.01)	(0.01)	(0.01)	0.02	(0.01)	(0.03)	(0.03)
- diluted	n/a	n/a	n/a	n/a	0.01	n/a	n/a	n/a

Results of Operations

1st Quarter 2007 summary:

- Net loss of $797,318 versus net income of $1,034,671 in the first quarter of 2006.
- Interest income was $66,006 (2006 – $25,117).
- Exploration, general and administrative expenses increased from $350,198 for the first quarter of 2006 to $839,056 for the first quarter of 2007.
- Romarco recognized a $24,268 foreign exchange loss in the first quarter of 2007 versus a gain of $23,045 in the first quarter of 2006.
- Romarco's net income for the first quarter of 2006 was due to the break fees received upon the termination of a proposed merger.

The loss from operations of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration at its projects and evaluates precious metals properties for acquisition. The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

Audit and accounting fees are greater in the first quarter of 2007 than in the first quarter of 2006 as the Company began the practice of having its quarterly statements reviewed by its auditors, starting with the third quarter of 2006.

Consulting fees for the first quarter of 2007 increased as the Company increased its use of outside service providers to evaluate potential mineral property acquisitions.

Office, rent and communication costs increased in the first quarter of 2007 as the Company opened an office in Reno, Nevada. The Company expects to consolidate its operations in this new office and will phase out operations at its Vancouver, British Columbia location.

Salaries increased from 2006 due to increased staffing levels. Bonuses were also paid to certain officers of the Company during the first quarter of 2007 while bonuses paid in 2006 were paid in the second quarter.

Increased participated in the first quarter of 2007 by Romarco at a greater number of industry trade shows than in the first quarter of 2006 resulted in an increase in shareholder relations expenses as well as travel expenses.

The non-cash expense of stock-based compensation for the first quarter of 2007 is considerably higher than it was for the first quarter of 2006. During the first quarter of 2007 the Company issued 2,175,000 options to staff, directors and consultants, but did not issue any options in the first quarter of 2006. The Company recognized $183,150 of stock-based compensation in 2007 (2006 - $17,400) with a corresponding increase in the stock options component of shareholders' equity.

Interest income earned in the first quarter of 2007 is higher than in the first quarter of 2006 due to increased cash levels.

During the first quarter of 2007, the Canadian dollar strengthened versus the US dollar, resulting in the foreign exchange loss recognized in the first quarter of 2007. The first quarter of 2006 saw the reverse situation where the Canadian dollar weakened versus the US dollar, and the Company recognized a foreign exchange gain of $23,045 in the first quarter of 2006.

Related Party Transactions

Romarco has no arrangements, standard or otherwise, pursuant to which Romarco compensates directors for their services in their capacity as directors or for committee participants. Instead, the Company issues stock options to its directors and in the first quarter of 2007, the Company issued 925,000 options to directors. For the first quarter of 2007, consulting expenses include $17,958 (2005 – $72,125) and salaries include $11,682 (2005 – nil) which were paid to directors for services rendered to the Company in evaluating potential mineral property acquisitions and in connection with the preparation of work programs for the Company's existing projects.

Liquidity and Capital Resources

Historically the Company's primary sources of funding have been the sale of equity securities for cash, and the sale of mineral properties and marketable securities held. The sales of equity securities are primarily through private placements to sophisticated investors and institutions. The Company received $67,830 from the exercise of warrants in the first quarter of 2007.

During the first quarter of 2007, Romarco spent $659,687 and issued 677,600 common shares valued at $171,348 for its mineral property interests while in the first quarter of 2006, the Company spent $289,179 and issued 300,000 common shares valued at $48,000 for its mineral property interests.

At March 31, 2007, the Company had cash and cash equivalents totaling $5,822,576 as compared to $7,212,203 at March 31, 2006. The following is a summary of the Company's contractual obligations and commitments as at March 31, 2007:

	Payments due by period				
	Total $	2007 $	2008 – 2010 $	2011 – 2012 $	2013 and beyond $
Contractual Obligations					
Office operation leases – CDN$	52,472	43,672	8,800	-	-
Office operation leases – US$	274,858	50,204	163,154	61,500	-
Work requirements – US$	391,900	391,900	-	-	-
Discretionary Commitments					
Property payments – US$	932,000	104,000	408,000	280,000	140,000
Advance minimum royalties – US$	4,232,500	170,000	825,000	530,000	2,707,500
Work requirements – US$	3,908,700	208,700	2,950,000	750,000	-

Discretionary commitments refer to amounts set out in the lease and option agreements the Company has on its mineral property interests. The Company may, at any time, terminate any of its lease or option agreements, at which time it will no longer be obligated to make the payments specified in the terminated agreement.

The ability of the Company to conduct its planned exploration programs and meet its contractual obligations is dependent on it completing additional financing.

The Company had no debt at March 31, 2007. During the first quarter of 2007 and up to the date of this report, the Company had no off-balance sheet transactions.

Outlook

In May 2007, the Company executed a Letter of Intent with Kinross Gold Corporation to purchase the Haile Gold Mine property located in Lancaster County, South Carolina. Romarco has also entered into agreements with other parties to secure additional land around the Haile Gold Mine Property. Romarco's immediate plans are to complete a pre-feasibility study and begin the work necessary to reclassify the resources as reserves.

The terms of the agreement with Kinross, which is subject to final approval by both parties, include: (1) the issuance of 5 million common shares to Kinross Gold; (2) Romarco's assumption of the financial assurance bonding (US$4.6 million); and (3) a per ounce payment to Kinross on new reserve ounces delineated on it's property only (US$3 per ounce on reserves

identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces). The aforementioned payments shall be paid once the project reaches commercial production and shall be paid from net cash flow.

Drill programs at three of Romarco's properties are planned for the remainder of 2007: Pine Grove and Red Canyon in Nevada; and the Pinos Gold District in Mexico.

At March 31, 2007, the Company had working capital of $5,941,070, which may not be sufficient to meet its planned business objectives and its obligations under its current mineral property option agreements and planned business acquisitions (note 9). Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. However, there can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities.

Outstanding Share Data

At May 22, 2007, the Company had 93,097,248 common shares issued and outstanding, 70,045,644 warrants to purchase an additional 72,574,062 common shares and 6,640,000 stock options of which 4,015,000 are vested and exercisable.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been known to them and by others within those entities.

Internal Controls over Financial Reporting

There were no changes in the Company's internal controls over financial reporting during the first quarter of 2007 that have affected, or which are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Changes in Accounting Policies

Effective January 1, 2007, Romarco adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

a) Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3861, *Financial Instruments – Disclosure and Presentation*, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for- trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Romarco has designated its financial instruments as follows:

- Cash, cash equivalents, and short-term investments are classified as "Available-for-Sale". Due to their short-term nature, their carrying value equals their fair value;
- Other receivables and advances are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

- Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

b) Section 1530, *Comprehensive Income*, introduces a new financial statement "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for- sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended March 31, 2007.

c) Section 3865, *Hedges* specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

Critical Accounting Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 3 to the December 2006 audited consolidated financial statements except for the recent adoption by the Company of new accounting standards, which is described in Note 2 to the March 2007 unaudited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its projects until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been any change in circumstances which would indicate impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment to its estimated fair value, which would reduce the Company's earnings and net assets.

Risk Factors

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to execute its business plan.

Fluctuating Prices

The Company's revenues, if any, are expected to be in large part derived from the sale of gold and possibly other metals. The price of gold and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of the Company including, but not limited to, international economic and political trends, currency exchange fluctuations, economic

inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of gold due to new mine developments, mine closures as well as advances in various production and use technologies of gold. All of these factors will have impacts on the viability of the Company's exploration projects that are impossible to predict with certainty.

Environment

Both the exploration and production phases of the Company's operations will be subject to environmental protection regulations in the jurisdictions in which it operates. Globally, environmental legislation is evolving towards stricter standards and enforcement, more stringent environmental impact assessments of new mining projects and increasing liability exposure for companies and their directors and officers. There is no assurance that future environmental regulations will not adversely affect the Company's operations.

Form 52-109F2 – Certification of Interim Filings – CEO, filed May 30, 2007

RECEIVED

2007 MAY 23 P 2:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Form 52-109F2 ***Certification of Interim Filings***

I, **Diane Garrett, Chief Executive Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2007

"Diane Garrett"

Diane Garrett
Chief Executive Officer

Form 52-109F2 – Certification of Interim Filings – CFO, filed May 30, 2007

Form 52-109F2 ***Certification of Interim Filings***

I, **Ralf Langner, Chief Financial Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the interim period ending ***March 31, 2007***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 22, 2007

"Ralf Langner"

Ralf Langner
Chief Financial Officer

Interim financial statements for the three month period ended March 31, 2007, filed May 30, 2007

Consolidated Financial Statements of

ROMARCO MINERALS INC.

(an exploration stage company)

Three months ended March 31, 2007
(Unaudited)

ROMARCO MINERALS INC.

(an exploration stage company)

Consolidated Balance Sheets

Canadian $

	March 31, 2007	December 31, 2006
	Unaudited	
Assets		
Current assets:		
Cash and cash equivalents	$ 5,822,576	$ 7,212,203
Amounts receivable	155,773	123,009
Prepaid expenses	117,418	58,812
	6,095,767	7,394,024
Mineral property interests (note 4)	4,254,744	3,423,709
Equipment (note 5)	171,124	101,982
Long-term deposit on office lease	4,330	-
Reclamation bonds	113,535	114,597
	$ 10,639,500	$ 11,034,312
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 154,697	$ 174,519
Long-term liabilities:		
Asset retirement obligations	56,689	56,689
	211,386	231,208
Shareholders' equity:		
Share capital (note 6(a))	40,582,275	40,343,097
Warrants (note 6(b))	2,717,564	2,717,564
Stock options (note 6(c))	723,250	540,100
Contributed surplus	672,446	672,446
Deficit	(34,267,421)	(33,470,103)
	10,428,114	10,803,104
	$ 10,639,500	$ 11,034,312

Subsequent events (note 9)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Diane Garrett"
Director

"R. J. MacDonald"
Director

ROMARCO MINERALS INC.

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

(Unaudited)

Canadian $

	Three months ended March 31, 2007	2006
Revenue:		
Interest income	$ 66,006	$ 25,117
Exploration, general and administrative expenses:		
Amortization	8,209	1,925
Audit and accounting	10,000	1,826
Consulting fees	83,678	72,125
Insurance	15,952	16,168
Legal fees	105	-
Office, rent and communication	81,530	24,887
Salaries	354,636	160,698
Shareholder relations and transfer agent	41,102	24,048
Stock based compensation (note 6(d))	183,150	17,400
Travel	54,661	17,778
Vehicle	4,705	-
Other	1,328	13,343
	839,056	350,198
Other income (expense):		
Merger break fees (note 3)	-	1,407,404
Merger costs (note 3)	-	(50,697)
Financing fees	-	(20,000)
Gain (loss) on foreign exchange	(24,268)	23,045
	(24,268)	1,359,752
Income (loss) and comprehensive income (loss) for the period	(797,318)	1,034,671
Deficit, beginning of period	(33,470,103)	(32,592,996)
Deficit, end of period	$ (34,267,421)	$ (31,558,325)
Loss per share		
- basic	$ (0.01)	$ 0.02
- diluted	N/A	0.01
Weighted average number of shares outstanding	92,778,821	47,160,385

See accompanying notes to consolidated financial statements

ROMARCO MINERALS INC.

(an exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
Canadian $

	Three months ended March 31, 2007	2006
Cash provided by (used in):		
Operating activities:		
Income (loss) and comprehensive income (loss) for the period	**$ (797,318)**	$ 1,034,671
Items not involving cash:		
Amortization	**8,209**	1,925
Stock based compensation	**183,150**	17,400
Change in non-cash working capital	**(111,192)**	635,659
Long-term deposit on office lease	**(4,330)**	-
	(721,481)	1,689,655
Financing activities:		
Proceeds from issue of shares on exercise of warrants	**67,830**	-
Investing activities:		
Mineral property interests	**(659,687)**	(289,176)
Reclamation bonds	**1,062**	-
Equipment	**(77,351)**	-
	(735,976)	(289,176)
Increase (decrease) in cash and cash equivalents	**(1,389,627)**	1,400,479
Cash and cash equivalents at beginning of period	**7,212,203**	930,438
Cash and cash equivalents at end of period	**$ 5,822,576**	$ 2,330,917
Supplementary information:		
Issuance of common shares for:		
- mineral property interests (note 4 and 6(a))	**$ 171,348**	$ 48,000

See accompanying notes to consolidated financial statements

1. Nature of operations

Romarco Minerals Inc. (the "Company" or "Romarco") is incorporated under the laws of British Columbia and at March 31, 2007, its principal business activities are the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At March 31, 2007, the Company is in the process of developing its mineral properties and has not yet determined whether its mineral properties contain resources that are economically recoverable. The underlying value of the Company's mineral properties and the recoverability of the related deferred costs is entirely dependent on the existence of economically recoverable resources in its mineral properties and the ability of the Company and its joint venture partners to obtain the necessary financing to complete development and upon future profitable production from or the proceeds from the disposition of its mineral properties.

2. Change in accounting policies

New Accounting Policy – Financial Instruments

Effective January 1, 2007, Romarco adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA").

(a) Section 3855, *Financial Instruments – Recognition and Measurement* and Section 3861, *Financial Instruments – Disclosure and Presentation*, prescribe the criteria for recognition and presentation of financial instruments on the balance sheet and the measurement of financial instruments according to prescribed classifications. These sections also address how financial instruments are measured subsequent to initial recognition and how the gains and losses are recognized.

The Company was required to designate its financial instruments into one of the following five categories: held-for-trading; available-for-sale; held-to-maturity; loans and receivables; and other financial liabilities. All financial instruments are to be initially measured at fair value. Financial instruments classified as held-for-trading or available-for-sale are subsequently measured at fair value with any change in fair value recorded in net earnings and other comprehensive income, respectively. All other financial instruments are subsequently measured at amortized cost.

All derivative financial instruments, including derivative features embedded in financial instruments or other contracts but which are not considered closely related to the host financial instrument or contract, are generally classified as held-for-trading and, therefore, must be measured at fair value with changes in fair value recorded in net earnings. However, if a derivative financial instrument is designated as a hedging item in a qualifying cash flow hedging relationship, the effective portion of changes in fair value is recorded in other comprehensive income. Any change in fair value relating to the ineffective portion is recorded immediately in net earnings.

Romarco has designated its financial instruments as follows:

- Cash, cash equivalents, and short-term investments are classified as "Available-for-Sale". Due to their short-term nature, their carrying value equals their fair value;
- Other receivables and advances are classified as "Loans and Receivables". These financial assets are recorded at values that approximate their amortized cost using the effective interest method; and

- Accounts payable and accrued liabilities are classified as "Other Financial Liabilities". These financial liabilities are recorded at values that approximate their amortized cost using the effective interest method.

Under Section 3855, embedded derivatives are required to be separated from the host contract and accounted for as a derivative financial instrument if the embedded derivative and host contract are not closely related, and the combined contract is not held-for-trading or designated at fair value. This change did not have any impact on the Company as it does not have any embedded derivatives.

(b) Section 1530, Comprehensive Income, introduces a new financial statement - "Statement of Comprehensive Income" and provides guidance for the reporting and display of other comprehensive income. Comprehensive income represents the change in equity of an enterprise during a period from transactions and other events arising from non-owner sources including gains and losses arising on translation of self-sustaining foreign operations, gains and losses from changes in fair value of available-for-sale financial assets and changes in the fair value of the effective portion of cash flow hedging instruments. The Company has not recognized any adjustments through other comprehensive income for the three months ended March 31, 2007.

(c) Section 3865, Hedges specifies the criteria under which hedge accounting may be applied, how hedge accounting should be performed under permitted hedging strategies and the required disclosures. This standard did not have an impact on the Company for the three months ended March 31, 2007.

3. Merger

In August 2005 the Company announced that it had entered into an agreement to merge with Western Goldfields, Inc, a public US company which owns and operates the Mesquite gold mine in southern California. In September 2005, Romarco and Western Goldfields signed the definitive merger agreement in which Romarco agreed to make interim financing available to Western Goldfields prior to completion of the Merger for the purpose of financing Western Goldfields' transaction costs related to the merger, making payments associated with Western Goldfields' existing credit facilities, feasibility work at the Mesquite Mine and other agreed upon working capital needs. Any such interim loans were due and payable on the earlier of December 31, 2006 and 30 days after the date of termination of the Merger Agreement and were to bear interest at 12% per annum until paid. Such interim loans were secured by the real and personal property of Western Goldfields and its subsidiaries subject to a prior interest of an existing Western Goldfields creditor and could be converted into shares of common stock of Western Goldfields, at the option of Romarco. In the fourth quarter of 2005 Romarco advanced a total of $832,000 (US$705,000) to Western Goldfields under the financing provision of the merger agreement.

In February 2006, the Company and Western Goldfields terminated the definitive merger agreement. In consideration for agreeing to such termination, Western Goldfields repaid all outstanding loans and accrued interest of $836,700 and paid the Company $1,407,404 for break fees and expense compensation.

4. Mineral Property Interests

	Balance Dec 31, 2006	Expenditures 3 months ended Mar 31, 2007	Balance Mar 31, 2007
Pinos Gold District, Mexico			
Acquisition, advance royalty and land holding costs	195,018	99,321	294,339
Exploration:			
Drilling	-	182,357	182,357
Geological and geochemistry	8,219	-	8,219
Logistics, permitting and reporting	100,016	43,476	143,492
	303,253	325,154	628,407
Buckskin-National, Nevada			
Acquisition and land holding costs	$ 644,838	$ 87,000	$ 731,838
Exploration:			
Aerial photography	24,408	-	24,408
Data compilation	2,966	-	2,966
Drilling	1,097,261	4,071	1,101,332
Geological and geochemistry	137,395	-	137,395
Logistics, permitting and reporting	37,985	701	38,686
Provision for reclamation costs	32,169	-	32,169
	1,977,022	91,772	2,068,794
Pine Grove, Nevada			
Acquisition and land holding costs	179,146	99,487	278,633
Exploration:			
Aerial photography	2,280	-	2,280
Data compilation	7,900	-	7,900
Drilling	210,976	245,632	456,608
Geological and geochemistry	35,286	-	35,286
Logistics, permitting and reporting	21,466	4,129	25,595
Provision for reclamation costs	17,583	-	17,583
	474,637	349,248	823,885
Roberts Mountains, Nevada			
Acquisition and land holding costs	171,663	-	171,663
Exploration:			
Data compilation	5,485	-	5,485
Drilling	293,926	-	293,926
Geological and geochemistry	20,106	-	20,106
Logistics, permitting and reporting	4,039	-	4,039
Provision for reclamation costs	6,937	-	6,937
	502,156	-	502,156

	Balance Dec 31, 2006	Expenditures 3 months ended Mar 31, 2007	Balance Mar 31, 2007
Red Canyon, Nevada			
Acquisition and land holding costs	80,957	55,000	135,957
Exploration:			
Drilling	-	1,061	1,061
Geological and geochemistry	-	8,800	8,800
Logistics, permitting and reporting	1,089	-	1,089
	82,046	64,861	146,907
Golden Zebra, Nevada			
Acquisition and land holding costs	77,421	-	77,421
Exploration:			
Geological and geochemistry	5,558	-	5,558
Logistics, permitting and reporting	1,616	-	1,616
	84,595	-	84,595
	$ 3,423,709	$ 831,035	$ 4,254,744

Buckskin-National, Nevada

In January 2007, the Company issued 300,000 common shares at $0.29 per share in accordance with the Buckskin-National agreement with Paragon Precious Metals.

Pine Grove, Nevada

In March 2007, the Company issued 127,600 common shares at $0.23 per share in accordance with the amended Pine Grove agreement with Carlin Gold Corporation.

Red Canyon, Nevada

In January 2007, the Company issued 250,000 common shares at $0.22 per share in accordance with the Red Canyon agreement with Miranda Gold Corp.

Cori Puncho, Peru

In March 2007, the joint venture partners agreed to Romarco's withdrawal from the joint venture. Romarco will return its 50% interest to New Dimension Resources Ltd. ("NDR") and receive a 5% Net Profits Interest on the current claims owned by the joint venture as well as any additional claims acquired by the joint venture in the future. If NDR attracts a new partner for the Cori Puncho Joint Venture, NDR shall pay Romarco 25% of any net cash payments received by NDR, up to a maximum of US$100,000. At December 31, 2006 the Company wrote-off the associated deferred costs incurred at Cori Puncho.

5. Equipment

	Dec 31, 2007			Dec 31, 2006
	Cost	Accumulated amortization	Net book value	Net book value
Computer equipment	$ 43,648	$ 13,315	$ 30,333	$ 9,744
Office furniture and equipment	66,440	5,133	61,307	8,008
Field equipment	36,538	10,343	26,195	26,881
Vehicles	64,034	10,745	53,289	57,349
	$ 210,660	$ 39,536	$ 171,124	$ 101,982

6. Capital Stock

(a) Common shares:

	Number of shares	Amount
Authorized:		
Unlimited common shares		
Issued:		
At December 31, 2006	92,080,648	$ 40,343,097
Issued in January 2007 for mineral property interests	550,000	142,000
Issued in February 2007 for cash on exercise of warrants	323,000	67,830
Issued in March 2007 for mineral property interests	127,600	29,348
At March 31, 2007	93,081,248	$ 40,582,275

(b) Warrants:

The following warrants to purchase common shares of the Company were outstanding at March 31, 2007:

Expiry date	Value assigned	Number	Average exercise price
As at December 31, 2006	$ 2,717,564	70,368,644	$ 0.27
Exercised in February 2007	-	(323,000)	0.21
Outstanding, March 31, 2007	$ 2,717,564	70,045,644	$ 0.27

Expiry date	Number outstanding	Exercise price
September 2007	22,077,263	$ 0.21
September 2008	44,910,263	0.30 [1]
September 2008	2,544,518	0.19 [2]
September 2008	513,600	0.19
Outstanding, March 31, 2007	70,045,644	

1. If the shares of the Company trade at C$0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.
2. An additional 2,544,518 warrants will be issued upon the exercise of these warrants. The additional warrants are exercisable at C$0.30 per share until August 28, 2008. If the shares of the Company trade at C$0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.

(c) Stock options:

The following stock options to purchase common shares of the Company were authorized and outstanding at March 31, 2007:

	Number	Average exercise price
Outstanding, December 31, 2006	4,465,000	$ 0.26
Issued in January 2007	100,000	0.30
Issued in February 2007	2,075,000	0.27
Outstanding, March 31, 2007	6,640,000	$ 0.26

Expiry date	Number outstanding	Exercise price	Exercisable
December 2007	700,000	$ 0.30	700,000
January 2008	100,000	0.23	100,000
June 2008	150,000	0.30	150,000
September 2008	1,250,000	0.26	1,250,000
November 2008	250,000	0.36	250,000
January 2010	815,000	0.25	815,000
October 2010	450,000	0.15	337,500
April 2011	400,000	0.29	200,000
December 2011	350,000	0.22	87,500
January 2012	100,000	0.30	25,000
February 2012	1,725,000	0.27	431,250
February 2012	350,000	0.24	87,500
Outstanding, March 31, 2007	6,640,000	$ 0.26	4,433,750

(d) Stock based compensation:

During the three months ended March 31, 2007 the Company recognized $183,150 (2006 - $17,400) of stock-based compensation with corresponding increases in the separate stock options category of shareholders' equity.

The weighted average fair value of the option grants for the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2007
Expected option lives	5 years
Risk-free interest rate	4.0%
Dividend yield	nil
Volatility	87%
Weighted average fair value	$ 0.16 - 0.20

No stock options were issued in the first quarter of 2006.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's warrants and stock options granted and/or vested during the period.

7. Related party transactions

Amounts paid to related parties in the normal course of business are measured at the exchange amount as follows:

	2007	2006
Consulting fees paid to directors	$ 17,958	$ 72,125
Salaries paid to directors	11,682	-
Financing fee paid to a large shareholder of the Company	-	20,000
	$ 29,640	$ 82,125

8. Segmented information

The Company currently operates in one business segment, being the acquisition and exploration of mineral properties.

(a) Operating segment – The Company's operations are primarily directed towards the acquisition and exploration of resource properties.

(b) Geographic segments – The Company's assets, revenues and expenses by geographic areas are as follows:

		Canada		United States		Mexico		Total
Assets at March 31, 2007	$	5,927,301	$	3,891,370	$	820,829	$	10,639,500
Interest income	$	66,006	$	-	$	-	$	66,006
Exploration, general and administrative expenses		(427,789)		(409,304)		(1,963)		(839,056)
Other income (expense)		(24,268)		-		-		(24,268)
Net loss for the three months ended March 31, 2007	$	(386,051)	$	(409,304)	$	(1,963)	$	(797,318)

		Canada		United States		Peru		Total
Assets at March 31, 2006	$	5,927,301	$	2,179,583	$	266,804	$	5,002,107
Interest income	$	25,117	$	-	$	-	$	25,117
Exploration, general and administrative expenses		(211,999)		(138,199)		-		(350,198)
Other income (expense)		1,359,752		-		-		1,359,752
Net loss for the three months ended March 31, 2006	$	1,172,870	$	(138,199)	$	-	$	1,034,671

9. Subsequent events

Haile Gold Mine

In May 2007, the Company executed a Letter of Intent with Kinross Gold Corporation to purchase the Haile Gold Mine property located in Lancaster County, South Carolina. Romarco has also entered into agreements with other parties to secure additional land around the Haile Gold Mine Property.

The terms of the agreement with Kinross, which is subject to final approval by both parties, include: (1) the issuance of 5 million common shares to Kinross Gold; (2) Romarco's assumption of the financial assurance bonding (US$4.1 million); and (3) a per ounce payment to Kinross on new reserve ounces delineated on it's property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces). The aforementioned payments shall be paid once the Project reaches commercial production and shall be paid from net cash flow.

Shares issued on exercise of warrants

In May 2007, the Company issued 16,100 units at $0.19 per share upon the exercise of broker warrants. Each unit consisted of one full common share and one full common share purchase warrant. Each full warrant is exercisable at C$0.30 per share until August 28, 2008. If the shares of the Company trade at C$0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.

Form of proxy,.filed May 24, 2007

ROMARCO MINERALS INC

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual Meeting to be held on June 20, 2007

NON-REGISTERED (BENEFICIAL) SHAREHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you wish to attend the meeting in person or appoint some other person or company, who need not be a shareholder, to attend and act on your behalf at the meeting, please insert your name(s) or the name of your chosen appointee in the space provided (please see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to receive a legal form of proxy, please write to Computershare at the address indicated above and one will be sent to you by mail. Please remember that a legal proxy is subject to all the terms and conditions that apply to proxies as outlined in the documentation provided by Management including any cut-off time for receipt.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying documentation provided by Management.

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VIFs submitted must be received by 5:00 pm, Eastern Time, on June 18, 2007.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Internet

- Go to the following web site:
  www.investorvote.com

If you vote by the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

24AP07076.NOBO.E.SEDAR/000001/000001/i

Appointee(s)

I/We, being holder(s) of Romarco Minerals Inc. (the "Company") hereby appoint(s): Diane Garrett, or failing this person, Ralf Langner,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Romarco Minerals Inc. to be held at The Fairmont Hotel Vancouver, in the Cortes Island Room, 900 West Georgia Street, Vancouver, British Columbia on June 20, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. David C. Beling	☐	☐	02. Diane R. Garrett	☐	☐	03. Leendert G. Krol	☐	☐
04. R.J. (Don) MacDonald	☐	☐	05. Patrick Michaels	☐	☐	06. Robert van Doorn	☐	☐
07. Edward van Ginkel	☐	☐						

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2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

Should you wish to receive a legal proxy, refer to Note #8 on reverse.

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 8 2 3 2 A R 1 R M I Q

Form of proxy, filed May 24, 2007

Ontario Fee Rule

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

RECEIVED
2008 APR 23 P 2:45

Reporting Issuer Name: ROMARCO MINERALS INC.

Fiscal year end date used to calculate capitalization: December 31, 2006

(Class 1 reporting issuers - a reporting issuer that is incorporated or organized under the laws of Canada or a jurisdiction in Canada and that has securities listed or quoted on a marketplace in Canada or the USA)

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuers's most recent fiscal year end — 92,080,648 (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) — $0.26 (ii)

Market value of class or series — (i) X (ii) = $23,634,032.99 (A)

(Repeat the above calculations for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) — (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) — (C)

(Repeat for each class or series of securities) — (D)

Capitalization
(Add market value of all classes and series of securities) — (A) + (B) + (C) + (D) = $23,634,032.99

Participation Fee
(From Appendix A of the Rule) - (Fee range = $600 to $50,300) — $600

Appendix A- (under $25 million = $600 Participation Fee)
($25 million to under $50 million = $1,300 Participation Fee)
($50 million to under $100 million = $ 3,200 Participation Fee)
($100 million to under $250 million = $ 6,700 Participation Fee)
($250 million to under $500 million = $14,700 Participation Fee)
($500 million to under $1 billion = $20,500 Participation Fee)
($1 billion to under $5 billion = $29,700 Participation Fee)
($5 billion to under $10 billion = $38,300 Participation Fee)
($10 billion to under $25 billion = $44,700 Participation Fee)
($25 billion and over = $50,300 Participation Fee)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = (insert number of entire months) — $0.00

Late Fee, if applicable (1% of the Participation Fee per business day) — 0 (insert number of late business days - Max. 25) x 1% = $0.000 — $0.00
(As determined under section 2.5 of the Rule)

Total Fees Payable (including any late fees) — $600.00

4/25/07 9:17 AM

Excerpt from the March 17, 2006 (2006) 29 OSCB 2351

1/31/2006	0.220
2/28/2006	0.220
3/31/2006	0.245
4/28/2006	0.360
5/31/2006	0.245
6/30/2006	0.210
7/31/2006	0.190
8/31/2006	0.260
9/29/2006	0.240
10/31/2006	0.250
11/30/2006	0.340
12/29/2006	0.300
Average	0.257

Management information circular, filed May 24, 2007

ROMARCO
MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

FOR THE ANNUAL MEETING

OF SHAREHOLDERS

To be held on

June 20, 2007

Cortes Island Room
The Fairmont Hotel Vancouver
900 West Georgia Street
Vancouver, BC

10:00 AM

Romarco Minerals Inc.
1500 – 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Tel: 604-688-9271 Fax: 604-688-9274
www.romarco.com

Unless otherwise stated, the information herein is given as of May 22, 2007.

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders (the "Shareholders") of Romarco Minerals Inc. ("Romarco") will be held at The Fairmont Hotel Vancouver, in the Cortes Island Room, Discovery (1st) Floor, 900 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time), on Wednesday, June 20, 2007, for the following purposes:

1. To receive the audited consolidated financial statements of Romarco for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;
2. To appoint auditors and authorize the directors to fix their remuneration;
3. To fix the number of directors at seven (7) and to elect directors of Romarco for the ensuing year;
4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders are invited to attend the Meeting. Only Shareholders of record on May 15, 2007 (the "Record Date") will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except to the extent that a Shareholder has transferred any Romarco common shares after that date and the new holder of such Romarco common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his name be included in the list of Shareholders eligible to vote at the Meeting or any adjournment thereof.

Whether or not you expect to attend the Meeting or any adjournment thereof, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your Romarco common shares are represented. Please note that you may vote in person at the Meeting or any adjournment thereof even if you have previously returned the proxy.

DATED at Vancouver as of the 14th day of May, 2007.

BY ORDER OF THE BOARD

"Diane R. Garrett"

Diane R. Garrett
President and Chief Executive Officer

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof, whether or not they are able to attend personally. To be effective, proxies must be received by Romarco's registrar and transfer agent at the address indicated in the form of proxy by the close of business on June 18, 2007.

Management Information Circular

THIS MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF ROMARCO MINERALS INC. ("Romarco") of proxies to be used at the annual meeting of shareholders (the "Meeting") and any adjournment thereof, to be held at The Fairmont Hotel Vancouver, in the Cortes Island Room, Discovery (1st) Floor, 900 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time), on Wednesday, June 20, 2007, for the purposes set forth in the enclosed Notice of Annual Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the employees, directors and/or officers of Romarco, as applicable, at nominal cost. The cost of solicitation will be borne by Romarco.

Romarco may also pay the reasonable costs incurred by persons who are the registered but not beneficial owners of Romarco common shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this Circular, the Notice of Annual Meeting and form of proxy to the beneficial owners of such Romarco common shares. Romarco will provide, without cost to such persons, upon request to the Secretary of Romarco, additional copies of the foregoing documents required for this purpose.

No person is authorized to give any information or to make any representation other than those contained in this Circular and, if given or made, such information or representation shall not be relied upon as having been authorized.

Appointment and Revocation of Proxies

The persons named in the accompanying form of proxy are directors and/or officers of Romarco. **A shareholder desiring to appoint some other person (who need not be a shareholder of Romarco) to represent the shareholder at the Meeting may do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.** A Shareholder wishing to be represented by proxy at the Meeting, in all cases, must deposit the completed proxy with Romarco's registrar and transfer agent, Computershare Trust Company of Canada, Proxy Dept. 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of the Meeting, at which the proxy is to be used. In each case, a proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked by instrument in writing executed by the shareholder, or by his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal by an officer or authorized attorney thereof, indicating the capacity under which such officer or attorney is signing and deposited at the registered office of Romarco at Suite 2800, 199 Bay Street, Toronto, Ontario, M5L 1A9, at any time on or before 48 hours preceding the Meeting at which the proxy is to be used or, if adjourned, any reconvening thereof. A proxy may also be revoked in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation.

A shareholder attending the Meeting has the right to vote in person and, if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

Exercise of Discretion by Proxies

Shares represented by properly executed proxies given in favour of the persons designated in the printed portion of the accompanying form of proxy at the Meeting will be voted or withheld from voting in accordance with the instructions contained therein on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by the proxy shall be voted accordingly. **Where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of each matter for which no choice has been specified.**

The enclosed form of proxy when properly completed and delivered and not revoked also confers discretionary authority upon the person appointed proxy thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Annual Meeting and with respect to other matters which may properly come before the Meeting. At the time of printing this Circular, Management knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters which are not known to the management of Romarco should properly come before the Meeting, the shares represented by proxies given in favour of Management nominees will be voted in accordance with the best judgment of the nominee.

Voting Securities and Principal Holders

Authorized Capital:	An unlimited number of Romarco common shares without par value
Issued and Outstanding as at the Record Date:	93,097,348 Romarco common shares

Each Romarco common share is entitled to one vote at the Meeting. The Romarco Board has fixed May 15, 2007 as the Record Date for the determination of shareholders entitled to vote at the Meeting. Only shareholders of record at the close of business on the Record Date who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Romarco common shares voted at the Meeting.

To the knowledge of the directors and officers of Romarco, no person, firm or corporation beneficially owns or exercises control or direction over, directly or indirectly, shares carrying more than 10% of the votes attached to the Romarco common shares other than Sun Valley Gold LLC who owns, directly and indirectly, 14.0 million Romarco common shares, representing 11.8% of the issued and outstanding Romarco common shares.

Interest of Certain Persons in Matters to be Acted Upon

Except as set out herein, no person who is or has been a director or executive officer of Romarco at any time since the commencement of Romarco's last financial year or any proposed nominee of management for election as a director of Romarco, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

Composition of Compensation Committee and Report on Executive Compensation

The Compensation Committee is composed of two independent members, Leendert G. Krol (Chair) and Edward A. van Ginkel.

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of Romarco's senior executives with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of Romarco's strategic objective of growth and the enhancement of shareholder value through increases in the stock price.

Compensation for executive officers, including the Chief Executive Officer, is composed primarily of three components: base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above-referenced objectives.

In establishing the levels of base salary, the award of stock options and performance bonuses, the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

* * *

The Report of the Independent Compensation Committee on Executive Compensation is submitted on behalf of the Compensation Committee.

Leendert G. Krol
Edward A. van Ginkel

Executive Compensation

The following table sets out all compensation paid in respect of the individuals who are were, at December 31, 2006 (i) Romarco's Chief Executive Officer, (ii) Romarco's Chief Financial Officer, (iii) Romarco's three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer whose total salary and bonus exceeded $150,000, and (iv) individuals for whom disclosure would have been provided under (iii) except that the individual was not serving as an officer at the end of the most recently completed financial year ("Named Executive Officers"). Specific aspects of the compensation of the Named Executive Officers are dealt with in further detail in subsequent tables.

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation	All Other Compensation (CDN$)
		Salary (CDN$)	Bonus (CDN$)	Other Annual Compensation (CDN$)	Securities Under Options/SARS Granted (#)	
Diane R. Garrett, *President and Chief Executive Officer*	2006 2005 2004	147,433 142,363 132,004	34,646 - 19,621	12,228 6,139 2,551	- 200,000 -	- - -
Ralf Langner, *Chief Financial Officer*	2006 2005 2004	128,333 125,000 105,000	18,750 - 14,015	3,627 2,444 3,134	- 100,000 -	- - -

Long Term Compensation Plans

Option Grants in 2006

No stock options were granted to the Named Executive Officers in the fiscal year ended December 31, 2006.

Options Exercised and Value of Unexercised Options

The following table provides information regarding options exercised by the Named Executive Officers during the year ended December 31, 2006. In addition, details on remaining options held are provided.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] (CDN$)	Unexercised Options at December 31, 2006		Value of Unexercised in-the-money Options at December 31, 2006 [2]	
			Exercisable (#)	Unexercisable (#)	Exercisable (CDN$)	Unexercisable (CDN$)
Diane R. Garrett	-	-	765,000	-	20,250	-
Ralf Langner	-	-	500,000	-	18,000	-

Notes:

(1) Aggregate Value Realized is the difference between the market price of Romarco's common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2) Value of Unexercised Options is the difference between the market price of Romarco's common shares on December 31, 2006 ($0.30) and the option exercise price, multiplied by the number of common shares under option.

Other Compensation Matters

There were no long-term incentive awards made to the Named Executive Officers during the fiscal year ended December 31, 2006. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers, directors, any proposed nominee for election as director or any associate of any of the foregoing is indebted to Romarco except for Garrett who was paid a US$20,000 expense advance in October 2006. This advance is non-interest bearing and has no specific terms of repayment.

Shareholder Return Performance Graph

The following graph indicates the yearly percentage change in the cumulative shareholder return on the Romarco common shares compared to the cumulative total return of the S&P/TSX Composite Index for the past five fiscal years assuming a CDN$100 investment on December 31, 2001.



Romarco Minerals Inc.
S&P/TSX Composite Index
$300
$250
$200
$150
$100
$50
$0
2001
2002
2003
2004
2005
2006

Notes:

(1) The Romarco common shares commenced trading on the TSX on June 14, 1996 and were suspended from trading on March 29, 2002. The Romarco common shares commenced trading on TSX Venture Exchange on April 1, 2002.

Employment Contracts

Romarco currently has two employment agreements in place with Named Executive Officers.

Effective January 1, 2007, Romarco entered into an employment agreement with Diane Garrett, Romarco's President and Chief Executive Officer, pursuant to which Garrett agreed to be responsible for providing full time stewardship for Romarco. In such capacity, Garrett shall oversee, among other things, the day-to-day managerial functions of the business of Romarco, including but not limited to reporting directly to the Romarco Board, reviewing all business

opportunities, conducting negotiations and shareholder contacts and performing the duties and responsibilities generally associated with being the most senior executive of a public corporation. Under the employment agreement, Garrett is entitled to a base salary of US$133,900.

Effective January 1, 2007, Romarco entered into an employment agreement with Ralf Langner, Romarco's Chief Financial Officer, pursuant to which Langner agreed to provide full time stewardship for Romarco. In such capacity, Langner shall oversee, among other things, the day-to-day accounting and financial functions of the business of Romarco, including but not limited to reporting directly to the President and Chief Executive Officer, and shall perform the duties and responsibilities generally associated with being responsible for the financial and accounting duties of a public corporation. Under the employment agreement, Langner is entitled to a base salary of $130,000.

Both Garrett and Langner's employment agreements provide for severance compensation equal to one year of the employee's base salary in the event of termination of employment without cause or in the event of a change of control of Romarco or a change in responsibilities following a change of control.

Compensation of Directors

Romarco has no arrangements, standard or otherwise, pursuant to which Romarco compensates directors for their services in their capacity as directors or for committee participants. Payments to directors who provided services as a consultant or expert during the most recently completed fiscal year are detailed below.

Name	Type of payment	Amount
Edward A. van Ginkel	Consulting fees – legal	143,487

The directors do not receive any compensation for attending meetings of the Board or a committee thereof. None of the directors were compensated in their capacity as a director by Romarco or its subsidiaries during the fiscal year ended December 31, 2006 pursuant to any other arrangement or in lieu of any standard arrangement save and except through the granting of stock options. An aggregate of 550,000 stock options were granted to the directors of Romarco during the year ended December 31, 2006.

The Board reviews directors' compensation once a year. The Board takes into account the types of compensation and the amounts paid to the directors of comparable publicly traded Canadian companies.

Directors and Officers' Insurance

Romarco has purchased an insurance policy, which covers actions against its directors and officers. The policy covers judgements and defence costs of up to $2,000,000 and the total premium paid for this policy for the period was $38,400 for the period December 25, 2005 to March 31, 2007.

Indebtedness of Directors, Executive Officers and Senior Officers

As of the date of this Information Circular, other than routine indebtedness, there is no outstanding indebtedness to Romarco by any current or former executive officer or director, any proposed nominee for election as a director, any employees of Romarco nor any of their other respective associates except for Garrett who was paid a US$20,000 expense advance in October 2006. This advance is non-interest bearing and has no specific terms of repayment.

Interest of Insiders in Material Transactions

No insider or proposed nominee for election as a director of Romarco and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect in any transaction since the beginning of Romarco's last completed financial year or in any proposed transaction which, in either such case has materially affected or would materially affect Romarco except as otherwise disclosed in this Circular.

Management Contracts

The management functions of Romarco are performed by Romarco's directors and senior officers and Romarco has no management agreements or arrangements under which such management functions are performed by persons other than the directors and senior officers of Romarco.

Corporate Cease Trade Orders or Bankruptcies

Except as disclosed in this Information Circular, none of the proposed directors of Romarco:

(a) has been a director or officer of any other issuer that, while that person was acting in that capacity:

(b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(c) was the subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(d) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(e) has, within the 10 years before the date of the Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information regarding Romarco's Stock Option Plan as at the end of Romarco's most recently completed financial year. The shareholders adopted the Stock Option Plan on June 14, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by securityholders	4,465,000	-	2,794,077
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	4,465,000	-	2,794,077

Statement of Corporate Governance Practices

On June 30, 2005 National Instrument 58-101 – Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 – Corporate Governance Guidelines (the "Guidelines"), came into force. The Guidelines address matters such as the constitution of and the functions to be performed by Romarco's Board of Directors and its committees. NI 58-101 requires that Romarco disclose its approach to corporate governance with reference to the Guidelines. Romarco recognizes the value of the Guidelines as an ongoing and evolving initiative to increase standards of performance. The Board of Directors of Romarco is committed to ensuring that Romarco has an effective corporate governance system, which adds value and assists Romarco in achieving its objectives.

Romarco's approach to corporate governance is set forth below.

Mandate of the Board

The Board of Directors operates pursuant to the mandate set out in the Business Corporations Act (British Columbia) which provides that directors of a company are to manage the business and affairs of such company and to act on behalf of and in the best interests of the company. The Board assumes responsibility for the stewardship of Romarco and the enhancement of shareholder value. The Board is responsible for:

(a) ensuring that management develops and implements a strategic plan that takes into account market realities and regulatory compliance;

(b) upholding a comprehensive policy for communications with shareholders and the public at large;

(c) ensuring that the risk management of Romarco is prudently addressed; and

(d) overseeing succession planning for senior management.

The frequency of meetings of the Board of Directors and the nature of agenda items may change from year to year depending upon the activities of Romarco. However, the Board meets at least quarterly and at each meeting there is a review of the business of Romarco. In 2006, the Board convened 9 times.

Composition of the Board

The Board of Directors is composed of seven directors, the majority of which are, in accordance with the Guidelines, independent directors. The Guidelines generally define an independent director to be a director who is independent of management and who is free from any interest and any business or relationship which could, in the view of the board of directors, reasonably interfere with the director's independent judgment.

During the most recently completed financial year, each of Beling, Krol, MacDonald, Michaels and van Doorn, comprising a majority of the board, were "independent" within the meaning of the Guidelines. Garrett is not considered "independent" under the Guidelines as she is the President and Chief Executive Officer of Romarco. Van Ginkel is not considered "independent" under the Guidelines as his remuneration from Romarco during 2006 exceeded $75,000. If all of the persons named as nominees of management are elected at the Meeting, then the majority of the board will be "independent" for the ensuing year.

Directorships

Currently, the following directors serve on the following boards of directors of other public companies:

Director	Public Corporation Board Membership
David C. Beling	Rare Element Resources Ltd.
Leendert G. Krol	Brazauro Resources Corporation
R.J. (Don) MacDonald	Geovic Mining Corp. YGC Resources Lt.d
Robert van Doorn	Golden China Resources Corporation
Edward van Ginkel	QGX Ltd.

Orientation and Education

Romarco will provide new directors with an orientation program upon joining Romarco that includes copies of relevant financial, technical, geological and other information regarding its properties and meetings with management.

Board members are encouraged to communicate with management and auditors, to keep themselves current with industry trends and developments, and to attend related industry seminars. Board members have full access to Romarco's records.

Ethical Business Conduct

While Romarco has not adopted a written code of business conduct and ethics, the Board will from time to time discuss and emphasize the importance of matters relating to conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, compliance with laws and the reporting of any illegal or unethical behaviour.

Nomination of Directors

The Guidelines suggest that a committee be established to propose new nominees to the Board. It is the view of the Board that all directors, individually and collectively, should assume responsibility for nominating directors. The Board's objective is to ensure the business and affairs of Romarco are carried out in a manner intended to enhance shareholder value.

The Board is responsible for the following matters:

- identifying and recommending potential nominees for directorship and senior management;
- reviewing the compensation plans and severance arrangements for management, commensurate with market comparisons; and
- developing and formalizing the responsibilities for each member of the Board, including the responsibilities of the Chief Executive Officer vis-à-vis corporate objectives.

Compensation Committee

The Guidelines suggest that the Board should appoint a Compensation Committee composed entirely of independent directors. The Compensation Committee is currently comprised of Messrs. Krol and van Ginkel, of whom, Krol is an independent director. The Compensation Committee ensures that Romarco has a plan for continuity of its officers and an executive compensation plan that is motivational and competitive.

Environmental Compliance Committee

This Committee is formed to ensure that all exploration, drilling and mining activities are fully compliant with all environmental regulatory requirements. The Environmental Compliance Committee is currently comprised of Messrs. Krol and van Ginkel, of whom, Krol is an independent director. The Committee will be formulating a policy and procedures manual. Every employee, consultant and contractor of the Company will be required to read and sign this policy indicating they understand, acknowledge and will be compliant with the Company's policies.

Other Board Committees

From time to time, *ad hoc* committees of the directors may be formed as deemed necessary to deal with specific situations. Currently the Board has an Audit Committee, a Compensation Committee and an Environmental Compliance Committee. The Audit Committee is comprised entirely of independent directors. Romarco does not have an Executive Committee.

Assessments

The Guidelines suggest that a committee be established to assess the effectiveness of the Board as a whole, the committees of the Board or the contributions of individual directors. To date, due to the size and nature of Romarco, the Board has not constituted such a committee. The Board as a whole conducts such assessments on an ongoing basis.

Audit Committee

The Audit Committee is currently comprised of Messrs. MacDonald, van Doorn and Beling, all of whom are "independent" and all of whom are "financially literate" pursuant to Multilateral Instrument 52-110 – Audit Committees. The Audit Committee is responsible for reviewing Romarco's financial reporting procedures, internal controls and the performance of the financial management and external auditors of Romarco. The Audit Committee also reviews the annual audited financial statements and makes recommendations to the Board. The Audit Committee met once with the external auditors to receive an independent review of Romarco's internal controls and financial reporting procedures. A copy of Romarco's audit committee charter is attached to this Circular as Schedule "A".

Mr. MacDonald is Chartered Accountant and Senior Vice President and Chief Financial Officer of NovaGold Resources Inc., a gold exploration and development company active in Canada and the United States. Mr. van Doorn is President of Mundoro Mining Inc., a gold exploration and development company active in China. Mr. Beling is Senior Vice President, Operations of Geovic Ltd., a cobalt exploration and development company active in Cameroon. All members of the Audit Committee are well versed in the various issues and disclosures that arise in Romarco's financial reports.

In the 2006 and 2005 fiscal years, the fees billed by Romarco's auditors were as follows:

	2006	2005
Audit Fees	$38,060	$27,500
Audit-Related Fees	$47,429	$42,000
Tax Fees	$41,746	nil
All Other Fees	nil	nil

Audit fees for 2005 and 2006 are related to the audit of the year-end financial statements and the review of the related filing documents.

Matters to be Acted Upon at the Meeting

(1) Election of Directors

Seven directors will be elected at the Meeting and unless authority to do so is withheld, the persons named in the enclosed form of proxy intend to vote for the election of the nominees whose names are set forth below. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting it is intended that discretionary authority shall be exercised by the persons named in the enclosed form of proxy to vote the proxy for the election of any other person or persons in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the next annual meeting of shareholders of Romarco following his or her election unless his or her office is earlier vacated in accordance with Romarco's articles.

The statement as to the Romarco common shares beneficially owned or over which control or direction is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned.

The following table sets forth certain information pertaining to the persons proposed for nomination for election as directors, as at May 14, 2007:

Name and Address	Present Position in Romarco	Principal occupation	Director Since	Common Shares Beneficially Owned, Controlled or Directed
David C. Beling [1] *Safford, Arizona, USA*	Director	Sr. VP Operations, Geovic Ltd., a cobalt exploration and development company active in Cameroon	2002	53,000
Diane R. Garrett *Center Point, Texas, USA*	President, Chief Executive Officer and Director	President and Chief Executive Officer of Romarco	1999	339,000 [4]
Leendert G. Krol [2],[3] *Denver, Colorado, USA*	Director	Consultant to the Mining Industry	2002	Nil
R.J. (Don) MacDonald [1] *Vancouver, British Columbia, CANADA*	Director	Senior Vice President and Chief Financial Officer of NovaGold Resources Inc., a gold exploration and development company active in Canada and the United States	2005	50,000
Patrick Michaels *Zurich, SWITZERLAND*	-	Executive Vice President, Precious Capital AG, an investment located in Switzerland	-	Nil
Robert van Doorn [1] *West Vancouver, British Columbia, CANADA*	Director	President, Mundoro Mining Inc., a gold exploration and development company active in China	2002	80,000
Edward van Ginkel [2],[3] *King City, Ontario, CANADA*	Director	Self-employed Legal Consultant	2003	Nil

Notes:

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

(3) Member of the Environmental Compliance Committee

(4) 200,000 of these shares are owned by Garrett's spouse, however, Garrett may be considered to have control or direction over these shares.

The following are brief biographies of the nominees for director listed above:

David C. Beling, P.E., B.Sc. Mining Engineering

Mr. Beling is Senior Vice-President of Geovic Ltd. Mr. Beling has over 30 years experience as a Corporate Executive, Director and General Manager. During 1997 - 2004, Mr. Beling provided independent corporate and general management, project evaluation and strategic planning services to several international mining companies. Prior to 1997, Mr. Beling was President and General Manager of AZCO Mining Inc. and the Senior Vice President of Hycroft Resources and Development Inc.

Diane Garrett, M.A., Ph.D., Mineral Economics, Eng.

Ms. Garrett is President and CEO of Romarco Minerals Inc. Ms. Garrett holds more than 10 years of senior management experience and financial expertise in the field of natural resources. Ms. Garrett has been an independent director of Romarco since 1999 and accepted the position of President and Chief Executive Officer in October 2002. Ms. Garrett has held the position of Corporate Development of Dayton Mining Corporation and Beartooth Platinum Corporation. Ms. Garrett has also been an independent consultant to the mining industry evaluating mining projects and assisting in several financings in North America and Europe. Prior thereto, Ms. Garrett held the position of Senior Mining Analyst and Portfolio Manager of a $500 million Gold Fund with U.S. Global Investors.

Leendert Krol, M.Sc. Geology

Mr. Krol is currently a consultant to the mining industry. Previously he was President of Brazauro Resources Corporation. Mr. Krol has 34 years of diversified experience in the mining industry, including 15 years with Newmont Mining Corporation, where Mr. Krol was in charge of international exploration. Prior thereto, Mr. Krol was with Anglo American Corporation of South America Ltd., De Beers and Anaconda Minerals Company and worked as an independent consultant for The Dow Chemical Company.

R.J. (Don) MacDonald, M.A. Engineering, C.A.

Mr. MacDonald is the Senior Vice President and Chief Financial Officer of NovaGold Resources Inc. Prior thereto, Mr. MacDonald was Sr. VP and Chief Financial Officer of Forbes Medi-Tech. Mr. MacDonald has also held the positions of Senior VP and Chief Financial Officer of De Beers Canada Mining, Inc. and Senior VP Finance and Chief Financial Officer of Dayton Mining Corporation from 1991 to November 1999. Over the last 20 years, Mr. MacDonald has been directly involved in the operation or development of nine mines in North and South America. Mr. MacDonald was also instrumental in the completion of over C$500 million in international mining project financings and C$500 million in mining mergers and acquisitions.

Patrick Michaels

Mr. Michaels is Executive Vice-President (2005-present) of Precious Capital AG, a Swiss investment company. He is also an Investment Advisor (2002 – present) with Zuri-Invest AG, a Swiss investment fund and an Asset Manager (1998 – present) with Asty Capital AG, a swiss investment company.

Robert van Doorn, M.Sc. Mining Engineering, MBA

Mr. van Doorn is President of Mundoro Mining Inc. Prior thereto, Mr. van Doorn was a mining consultant and was a mining specialist at Loewen, Ondaatje, McCutcheon ("LOM") from 1993-1995 and from 1997 to 2002. From 1995 to 1997, Mr. van Doorn was the global gold analyst at Morgan Stanley & Co. in New York. He has more than 20 years of experience in the mining industry, including 3½ years in the business development group of Billiton International Metals.

Edward van Ginkel

Mr. van Ginkel holds a law degree from the Osgoode Hall Law School in Canada and his career spans 22 years in the mining and metals industry, focused primarily on corporate development and exploration transactions and in financing and developing major mines in Canada and throughout the world. Most recently, Mr. van Ginkel served as Vice President, General Counsel for Noranda Inc., where he had primary legal responsibility for the affairs of Canada's largest mining and metallurgical company and, subsequently, as Vice President, International Projects in Noranda's corporate development and exploration group, where he assumed senior responsibility for most of the company's international transactions. Prior to that Mr. van Ginkel worked for three years as Vice President, General Counsel and Corporate Secretary for Dayton Mining Corporation and for twelve years with Rio Algom Limited.

(2) *__Appointment of Auditors__*

The Audit Committee and Board of Directors of Romarco recommend the appointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of Romarco to hold office until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board. PricewaterhouseCoopers was first appointed as Romarco's auditors on June 14, 2006.

The persons named in the enclosed form of proxy, unless directed by the shareholder completing the proxy to abstain from doing so, intend to vote for the appointment of PricewaterhouseCoopers, Chartered Accountants, as auditors of Romarco to hold office until the next Annual General Meeting of shareholders at a remuneration to be fixed by the Board.

(3) *Other Matters*

There are no other material facts to the knowledge of the Board of Directors relating to the matters for which this Circular is issued which are not disclosed in this Circular.

Romarco will consider and transact such other business as may properly come before the Meeting or any adjournment thereof. Management of Romarco knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters come before the Meeting, shares represented by proxies solicited hereby will be voted on such matter in accordance with the best judgment of the person voting the proxy.

Additional Information

Additional information relating to Romarco can be found on the SEDAR website at www.SEDAR.com. The most recent financial information of Romarco is provided in the annual financial statements of Romarco and management's discussion and analysis related thereto for the year ended December 31, 2006. Shareholders may request copies of such documents by written request to Romarco at 1500 – 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 (telephone (604) 688-9271).

CERTIFICATION

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Romarco Board. To the extent that the foregoing relates to Romarco, the foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Vancouver, British Columbia, this 22nd day of May, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS
OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett
President and Chief Executive Officer

SCHEDULE "A"

AUDIT COMMITTEE CHARTER

Purpose

The purpose of the Audit Committee is to:

(i) assist the Board in its oversight of:

(a) the integrity of the Company's financial statements;

(b) the Company's compliance with legal and regulatory requirements;

(c) the independent auditor's qualifications and independence;

(d) the Company's financial internal controls; and

(e) the performance of the Company's independent auditor;

(ii) assist the Board in its oversight of other financial matters affecting the Company.

Composition

1. the Audit Committee shall consist of a minimum of three directors of the Company; and
2. all members of the Audit Committee shall be independent directors (as defined in applicable securities laws, instruments and policies).

Qualifications and Experience

At the time of appointment or within a reasonable period of time following appointment, each member of the Committee must be financially literate, having the ability to read and understand a set of financial statements that present the breadth and level of complexity or accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

1. At least one member (the "financial expert") of the Committee shall have:

   (a) an understanding of financial statements and accounting principles used by the Company to prepare its financial statements;

   (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

   (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more persons engaged in such activities;

   (d) an understanding of internal controls and procedures for financial reporting; and

   (e) an understanding of audit committee functions.

2. The financial expert must have acquired the foregoing attributes through one or more of the following:

(a) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions;

(b) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions;

(c) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or

(d) other relevant experience.

Member Appointment and Removal

(a) the Audit Committee members are appointed by the Board after consultation with the Chairman and CEO and with consideration of the desires of individual Board members;

(b) consideration will be given to rotating the Audit Committee members periodically;

(c) the Audit Committee Chairman is selected by the Board; and

(d) the Board may at any time remove a member from the Audit Committee.

Position Description and Responsibilities for Chairman

The Chairman of the Audit Committee shall be an independent director appointed by the Board on an annual basis following the election of the directors at the Company's Annual General Meeting of shareholders.

The Chairman shall:

(2) work with the Chairman of the Board, the CEO and the CFO and manage the Audit Committee in an effective and efficient manner which furthers the best interests of the Company;

(3) act as the principal sounding board and counsel for the Chairman of the Board, the CEO and the CFO with respect to audit and financial reporting issues;

(4) ensure that the Chairman of the Board and, if appropriate, the CEO and the CFO are aware of concerns of the Audit Committee;

(5) provide strong leadership of the Audit Committee;

(6) work closely with the Chairman of the Board to coordinate matters to be brought forth to Board meetings from the Audit Committee;

(7) communicate with the Board to keep it current on all major developments involving audit and financial reporting matters;

(8) set the frequency of the Audit Committee meetings and reviews such frequency as appropriate; and

(9) chair and manage meetings of the Audit Committee.

Mandate and Responsibilities

The Audit Committee shall:

(a) review and assess the adequacy of the Audit Committee Charter on an annual basis;

(b) meet with the Company's external auditors as necessary and before the submission of the audited annual financial statements to the Board and communicate to external auditors that they are ultimately accountable to the Board and the Audit Committee as representatives of shareholders;

(c) review the annual financial statements of the Company and "management's discussion and analysis" and recommend the financial statements for approval to the Board;

(d) review and approve interim financial statements of the Company and "management's discussion and analysis" prior to filing with the securities regulatory authorities and delivery to shareholders;

(e) obtain explanations from management on all the significant variances between comparative reporting periods and, in respect the annual financial statements, question management and the external auditor regarding the significant financial reporting issues discussed during the fiscal period and the method of resolution;

(f) be responsible for:

(a) ensuring that a written statement is obtained from the external auditor describing all relationships between the external auditor and the Company;

(b) discussing with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor; and

(c) determining that the external auditors have a process in place to address the rotation of the lead partner and other audit partners serving the account;

(g) assess the performance of the external auditors and recommend to the Board annually or as they may otherwise determine a duly qualified external auditor to be nominated (for appointment or retention) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(h) review the plan and scope of the audit to be conducted by the internal (if any) and external auditors of the Company;

(i) approve, or recommend to the Board for approval, the compensation of the external auditors;

(j) directly oversee the work of the external auditors, including reviewing the Company's critical accounting policies and practices, material alternative accounting treatments and material written communications between the external auditors and management, and the resolution of disagreements between management and the external auditor regarding financial reporting;

(k) pre-approve all audit and permitted non-audit services to be provided to the Company or its subsidiary entities by its external auditors or the external auditors of the Company's subsidiaries, in accordance with applicable laws;

(l) review all post-audit or management letters containing the recommendations of the external auditor and management's response or follow-up of any identified weakness;

(m) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with external auditors;

(n) review all annual and interim earnings press releases;

(o) determine that adequate procedures are in place for the review of the Company's disclosure of financial information extracted or derived from the Company's financial statements, other than disclosure in the

Company's financial statements, management's discussion and analysis and earnings press releases, and periodically assess the adequacy of these procedures;

(p) establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters;

(q) enquire as to the adequacy of the Company's system of internal controls;

(r) review and approve the Company's hiring policies regarding employees and former employees of the present and former external auditors of the Company; and

(s) have such other duties, powers and authorities, consistent with the provisions of applicable corporate law, as the Board may, by resolution, delegate to the Audit Committee from time to time.

Authority

The Audit Committee shall have the authority:

(a) for the purpose of performing its duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and internal (if any) and external auditors of the Company and its affiliates;

(b) to engage independent counsel and other advisors as it determines necessary to carry out its duties;

(c) to set and pay the compensation for any advisors employed by the Audit Committee, including without limitation compensation to any public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(d) to set and pay the ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties; and

(e) to communicate directly with the internal (if any) and external auditors.

Reporting

(a) The Audit Committee has a duty to report to the Board all matters that it considers to be important for Board consideration.

(b) All minutes of the Audit Committee should be attached to the Board minutes and forwarded to each member of the Board by the Secretary in a timely manner.

Notice of meeting, filed May 24, 2007

Notice of Annual Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders (the "Shareholders") of Romarco Minerals Inc. ("Romarco") will be held at The Fairmont Hotel Vancouver, in the Cortes Island Room, Discovery (1st) Floor, 900 West Georgia Street, Vancouver, British Columbia at 10:00 a.m. (Vancouver time), on Wednesday, June 20, 2007, for the following purposes:

1. To receive the audited consolidated financial statements of Romarco for the fiscal year ended December 31, 2006 (with comparative statements relating to the preceding fiscal period) together with the report of the auditors thereon;
2. To appoint auditors and authorize the directors to fix their remuneration;
3. To fix the number of directors at seven (7) and to elect directors of Romarco for the ensuing year;
4. To transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders are invited to attend the Meeting. Only Shareholders of record on May 15, 2007 (the "Record Date") will be entitled to receive notice of and to vote at the Meeting or any adjournment thereof, except to the extent that a Shareholder has transferred any Romarco common shares after that date and the new holder of such Romarco common shares establishes proper ownership and requests not later than 10 days before the date of the Meeting that his name be included in the list of Shareholders eligible to vote at the Meeting or any adjournment thereof.

Whether or not you expect to attend the Meeting or any adjournment thereof, PLEASE SIGN, DATE AND RETURN THE ENCLOSED PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. Your promptness in returning the proxy will assist in the expeditious and orderly processing of proxies and will ensure that your Romarco common shares are represented. Please note that you may vote in person at the Meeting or any adjournment thereof even if you have previously returned the proxy.

DATED at Vancouver as of the 14th day of May, 2007.

BY ORDER OF THE BOARD

"Diane R. Garrett"

Diane R. Garrett
President and Chief Executive Officer

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof, whether or not they are able to attend personally. To be effective, proxies must be received by Romarco's registrar and transfer agent at the address indicated in the form of proxy by the close of business on June 18, 2007.

News release, filed May 17, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MAY 17, 2007**

ROMARCO ANNOUCES CORE DRILLING AT PINE GROVE

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce the drilling has resumed at its Pine Grove Project in Nevada. The first two holes drilled on the project were reverse circulation which proved ineffective in reaching the now known depths of mineralization (in excess of 550 meters). Romarco has switched to core drilling and has mobilized a rig on site this week. Kirkness Core Drilling Company will be completing the Phase I program at the East Pine Grove target area.

Romarco's technical team has determined that the extensive disseminated mineralization (in excess of 330 meters in vertical length averaging 1 g/t) has the potential for hosting large tonnage bulk mineable ore bodies that may be exploitable by underground block caving techniques.

This current continuation of Phase I drilling at Pine Grove will consist of 3 to 4 angle holes located through out the southern half of the East Pine Grove target and will drilled to an average depth of 600 meters (~2000 ft.) to penetrate granite basement rocks below the disseminated target zone.

Romarco is also beginning the process of permitting with the USFS a Phase II drilling program that includes expansion of the East Pine Grove area and testing of the old Rockland Mine area farther uphill to the west.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project is located in the Walker Lane Mineral Belt of western Nevada and is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2 million prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). The property includes the old Rockland mine, which produced an estimated 50,000

ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite and recently indicated potential for underground bulk mineable tonnages within the East Pine Grove area.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, and one gold district in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed May 17, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

May 17, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on May 17, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco announces core drilling at Pine Grove.

5. Full Description of Material Change

Drilling has resumed at Romarco's Pine Grove Project in western Nevada. The first two holes (PG-34 & PG-35) of the reverse circulation program failed to pass completely through mineralized zones to depth of 600 meters below surface. Romarco is changing to core drilling and has mobilized a rig on site this week. Kirkness Core Drilling Company has arrived at the property and will be completing the Phase I program at the East Pine Grove target area.

Romarco's technical team has determined that the extensive disseminated mineralization, which was first intersected in PG-32 (intersecting 100 meters of 1.0 g/t Au) and still open to depth, has the potential to host large tonnage bulk mineable ore bodies that may be exploitable by underground block caving techniques.

This current continuation of Phase I drilling at Pine Grove will consist of 7500 feet in 3 to 4 angle holes located throughout the southern half of the East Pine Grove target and will be drilled to an average depth of 600 meters (~2000 ft.) to penetrate granite basement rocks below the disseminated target zone. Some of the core drilling is planned to expand the horizontal extent of gold mineralization which currently tested to a size of 2 km long

(NE direction) by 125 meters wide (NW) and 330 meters vertical depth which remains open.

Romarco is also beginning the process of permitting with the USFS for a Phase II drilling program that includes expansion of the East Pine Grove area and testing of the old Rockland Mine area farther uphill to the west.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

May 17, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MAY 17, 2007**

ROMARCO ANNOUNCES CORE DRILLING AT PINE GROVE

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that drilling has resumed at its Pine Grove Project in western Nevada. The first two holes (PG-34 & PG-35) of the reverse circulation program failed to pass completely through mineralized zones to depth of 600 meters below surface. Romarco is changing to core drilling and has mobilized a rig on site this week. Kirkness Core Drilling Company has arrived at the property and will be completing the Phase I program at the East Pine Grove target area.

Romarco's technical team has determined that the extensive disseminated mineralization, which was first intersected in PG-32 (intersecting 100 meters of 1.0 g/t Au) and still open to depth, has the potential to host large tonnage bulk mineable ore bodies that may be exploitable by underground block caving techniques.

This current continuation of Phase I drilling at Pine Grove will consist of 7500 feet in 3 to 4 angle holes located throughout the southern half of the East Pine Grove target and will be drilled to an average depth of 600 meters (~2000 ft.) to penetrate granite basement rocks below the disseminated target zone. Some of the core drilling is planned to expand the horizontal extent of gold mineralization which currently tested to a size of 2 km long (NE direction) by 125 meters wide (NW) and 330 meters vertical depth which remains open.

Romarco is also beginning the process of permitting with the USFS for a Phase II drilling program that includes expansion of the East Pine Grove area and testing of the old Rockland Mine area farther uphill to the west.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims located in the Pine Grove mining district, which

has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). The property includes the old Rockland mine, which produced an estimated 50,000 ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite and recently indicated potential for underground bulk mineable tonnages within the East Pine Grove area.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, and one gold district in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

News release, filed May 15, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MAY 15, 2007**

ROMARCO SIGNS LOI TO PURCHASE HAILE GOLD MINE

ROMARCO MINERALS INC. (TSXV: R) is pleased to report that it has executed a Letter of Intent with Kinross Gold Corporation to purchase the Haile Gold Mine property located in Lancaster County, South Carolina. Romarco has also entered into agreements with other parties to secure additional land around the Haile Gold Mine Property.

The Haile Gold Mine property and surrounding properties contain resources of 1.44 million ounces of gold. Kilborn Engineering Pacific Ltd. completed a pre-feasibility study for Amax Gold on the Haile Mine in November 1991, which outlined a measured-indicated 681,500 ounce gold resource (historic reserve estimate, Q.P. Steve Busby and Tom Kilbey). With discovery of the Mill zone and Ledbetter deposits in 1991 and 1993, an internal pre-feasibility study completed by Amax Gold in 1994 outlined a proven, probable, reserve at the Haile Mine of 780,100 ounces of gold (historic reserve estimate). Tom Kilbey (Romarco's Sr. Geologist and Q.P. for the Haile Project) was Project Geologist for the Haile Gold Mine while employed with Amax Gold.

Romarco has retained Behre Dolbear of Denver, Colorado to perform an evaluation study of the Haile Gold Mine property which will then form the basis of a NI 43-101 report. Additionally, Romarco has engaged Mine Development Associates (MDA) of Reno, Nevada to perform pit optimization schedules based on the historic resource. Until these studies have been completed, the issuer is not treating the historical estimate as a current mineral resource and the historical estimate should not be relied upon.

History of the Haile Gold Mine

The Haile Gold Mine was previously mined by Piedmont Mining from 1986 to 1992. The project was joint ventured with Amax Gold in 1992. The joint venture ceased mining but continued exploration activities resulting in the discovery of the Mill and Ledbetter deposits. The Ledbetter deposit remains open in three directions. The mine was closed during the low gold price environment of the late 1990's. Kinross acquired Haile through its acquisition of Amax Gold and embarked on a comprehensive reclamation program which has been the recipient of numerous awards for the outstanding reclamation work completed.

Terms of the Transaction

The terms of the agreement with Kinross include:

1. issuing to Kinross Gold 5 million shares in the capital of Romarco;
2. Romarco's assumption of the financial assurance bonding (US$4.1 million); and
3. a per ounce payment to Kinross on new reserve ounces delineated on it's property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces).

The aforementioned payments shall be paid once the Project reaches commercial production and shall be paid from net cash flow.

All parties are in the process of finalizing the definitive agreements and closing is expected to occur on or before June 15, 2007.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed May 15, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

May 15, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on May 15, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco Signs LOI to Purchase Haile Gold Mine.

5. Full Description of Material Change

has executed a Letter of Intent with Kinross Gold Corporation to purchase the Haile Gold Mine property located in Lancaster County, South Carolina. Romarco has also entered into agreements with other parties to secure additional land around the Haile Gold Mine Property.

The Haile Gold Mine property and surrounding properties contain resources of 1.44 million ounces of gold. Kilborn Engineering Pacific Ltd. completed a pre-feasibility study for Amax Gold on the Haile Mine in November 1991, which outlined a measured-indicated 681,500 ounce gold resource (historic reserve estimate, Q.P. Steve Busby and Tom Kilbey). With discovery of the Mill zone and Ledbetter deposits in 1991 and 1993, an internal pre-feasibility study completed by Amax Gold in 1994 outlined a proven, probable, reserve at the Haile Mine of 780,100 ounces of gold (historic reserve estimate). Tom Kilbey (Romarco's Sr. Geologist and Q.P. for the Haile Project) was Project Geologist for the Haile Gold Mine while employed with Amax Gold.

Romarco has retained Behre Dolbear of Denver, Colorado to perform an evaluation study of the Haile Gold Mine property which will then form the basis of a NI 43-101 report.

Additionally, Romarco has engaged Mine Development Associates (MDA) of Reno, Nevada to perform pit optimization schedules based on the historic resource. Until these studies have been completed, the issuer is not treating the historical estimate as a current mineral resource and the historical estimate should not be relied upon.

Terms of the Transaction

The terms of the agreement with Kinross include:

1. issuing to Kinross Gold 5 million shares in the capital of Romarco;
2. Romarco's assumption of the financial assurance bonding (US$4.1 million); and
3. a per ounce payment to Kinross on new reserve ounces delineated on it's property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces).

The aforementioned payments shall be paid once the Project reaches commercial production and shall be paid from net cash flow.

All parties are in the process of finalizing the definitive agreements and closing is expected to occur on or before June 15, 2007.

History of the Haile Gold Mine

The Haile Gold Mine was previously mined by Piedmont Mining from 1986 to 1992. The project was joint ventured with Amax Gold in 1992. The joint venture ceased mining but continued exploration activities resulting in the discovery of the Mill and Ledbetter deposits. The Ledbetter deposit remains open in three directions. The mine was closed during the low gold price environment of the late 1990's. Kinross acquired Haile through its acquisition of Amax Gold and embarked on a comprehensive reclamation program which has been the recipient of numerous awards for the outstanding reclamation work completed.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. **Date of Report**

March 27, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MAY 15, 2007**

ROMARCO SIGNS LOI TO PURCHASE HAILE GOLD MINE

ROMARCO MINERALS INC. (TSXV: R) is pleased to report that it has executed a Letter of Intent with Kinross Gold Corporation to purchase the Haile Gold Mine property located in Lancaster County, South Carolina. Romarco has also entered into agreements with other parties to secure additional land around the Haile Gold Mine Property.

The Haile Gold Mine property and surrounding properties contain resources of 1.44 million ounces of gold. Kilborn Engineering Pacific Ltd. completed a pre-feasibility study for Amax Gold on the Haile Mine in November 1991, which outlined a measured-indicated 681,500 ounce gold resource (historic reserve estimate, Q.P. Steve Busby and Tom Kilbey). With discovery of the Mill zone and Ledbetter deposits in 1991 and 1993, an internal pre-feasibility study completed by Amax Gold in 1994 outlined a proven, probable, reserve at the Haile Mine of 780,100 ounces of gold (historic reserve estimate). Tom Kilbey (Romarco's Sr. Geologist and Q.P. for the Haile Project) was Project Geologist for the Haile Gold Mine while employed with Amax Gold.

Romarco has retained Behre Dolbear of Denver, Colorado to perform an evaluation study of the Haile Gold Mine property which will then form the basis of a NI 43-101 report. Additionally, Romarco has engaged Mine Development Associates (MDA) of Reno, Nevada to perform pit optimization schedules based on the historic resource. Until these studies have been completed, the issuer is not treating the historical estimate as a current mineral resource and the historical estimate should not be relied upon.

History of the Haile Gold Mine

The Haile Gold Mine was previously mined by Piedmont Mining from 1986 to 1992. The project was joint ventured with Amax Gold in 1992. The joint venture ceased mining but continued exploration activities resulting in the discovery of the Mill and Ledbetter deposits. The Ledbetter deposit remains open in three directions. The mine was closed during the low gold price environment of the late 1990's. Kinross acquired Haile through its acquisition of Amax Gold and embarked on a comprehensive reclamation program which has been the recipient of numerous awards for the outstanding reclamation work completed.

Terms of the Transaction

The terms of the agreement with Kinross include:

1. issuing to Kinross Gold 5 million shares in the capital of Romarco;
2. Romarco's assumption of the financial assurance bonding (US$4.1 million); and
3. a per ounce payment to Kinross on new reserve ounces delineated on it's property only (US$3 per ounce on reserves identified between 1 and 3 million ounces and US$5 per ounce on reserves identified between 3 and 5 million ounces).

The aforementioned payments shall be paid once the Project reaches commercial production and shall be paid from net cash flow.

All parties are in the process of finalizing the definitive agreements and closing is expected to occur on or before June 15, 2007.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed May 4, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MAY 4, 2007**

ROMARCO TRADING HALT UPDATE

ROMARCO MINERALS INC. (TSXV: R) announces that the trading halt of its common shares was imposed by the TSX Venture Exchange on April 26, 2007. Romarco confirms that it is in final negotiations on a business acquisition. There can be no assurance that such negotiations will result in the announcement or consummation of a transaction.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed April 30, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **April 30, 2007**

ROMARCO ANNOUNCES FOURTH QUARTER RESULTS

Notice: Trading in the shares of Romarco was halted on April 26, 2007, pending an announcement. This regulatory halt was imposed by Market Regulation Services, the Market Regulator of the TSX Venture Exchange.

ROMARCO MINERALS INC. ("TSXV: R" – the "Company") is pleased to report its financial results for the year ended December 31, 2006. Details of the Company's financial results are described in the audited consolidated financial statements and Management's Discussion and Analysis, which are available on SEDAR and on the Company's website at www.romarco.com.

Selected Financial Data

	Three months ended December 31, 2006	Three months ended December 31, 2005	Year ended December 31, 2006	Year ended December 31, 2005
Net loss	$ (823,956)	$ (695,150)	$ (877,107)	$ (2,420,267)
Loss per share	(0.01)	(0.01)	(0.01)	(0.08)
Cash flows used in operating activities	(530,436)	(1,574,864)	392,886	(2,831,563)
Cash flows from (used in) investing activities	(422,213)	(203,535)	(1,848,249)	(1,225,824)
Cash flows from financing activities	-	8,750	7,737,128	3,630,266
Increase (decrease) in cash and cash equivalents	$ (952,649)	$ (1,769,649)	$ 6,281,765	$ (427,121)

	December 31, 2006	December 31, 2005
Current assets:		
Cash and cash equivalents	$ 7,212,203	$ 930,438
Amounts receivable	123,009	901,842
Prepaid expenses	58,812	14,195
Total current assets	7,394,024	1,846,475
Mineral property interests	3,423,709	1,993,365
Equipment	101,982	29,798
Reclamation bonds	114,597	68,969
Total assets	$ 11,034,312	$ 3,938,607
Current liabilities:		
Accounts payable and accrued liabilities	$ 174,519	$ 163,424
Long-term liabilities:		
Asset retirement obligations	56,689	-
	231,208	163,424
Shareholders' equity:		
Share capital	40,343,097	35,275,533
Warrants	2,717,564	-
Stock Options	540,100	420,200
Contributed surplus	672,446	672,446
Deficit	(33,470,103)	(32,592,996)
Total shareholders' equity	10,803,104	3,775,183
Total liabilities and shareholders' equity	$ 11,034,312	$ 3,938,607

The loss from operations of the Company primarily reflects the overhead costs incurred by the Company as it oversaw exploration at its projects and evaluated precious metals properties for acquisition. The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

The Company had a net loss of $877,107 for the year ended December 31, 2006 (2005 – $2,420,267). Higher interest income, the receipt of the merger break fees and lower merger and financing fees amortization costs were offset by higher general and administrative expenses and the write down of mineral property interests in 2006 resulting in a lower net loss as compared to 2005.

Audit and accounting fees increased in 2006 as the Company began the practice of having its quarterly statements reviewed by its auditors, starting with the third quarter of 2006. The Company also utilized outside services to prepare corporate income tax filings for itself and its subsidiaries.

Salaries increased from 2005 due to increased staffing levels. Increased participation in 2006 by Romarco at a greater number of industry trade shows than in 2005 resulted in an increase in shareholder relations expenses as well as travel expenses. Consulting fees for the first nine months of 2006 increased as the Company increased its use of outside services to evaluate potential mineral property acquisitions following the termination of the proposed merger.

Other general and administrative expenses include a donation made to the Ralph J. Roberts Center for Research in Economic Geology at the University of Nevada, Reno in the first quarter of 2006 for the purpose of research and student support.

Stock-based compensation for 2006 is considerably lower than it was for the previous year. During 2005 the Company issued 1,450,000 options to staff, directors and consultants, but only issued 750,000 options in 2006. The Company recognized $119,900 of stock-based compensation in 2006 (2005 - $166,600) with a corresponding increase in the stock options component of shareholders' equity.

Interest income earned in 2006 is higher than 2005 due to increased cash levels and the interest earned on the advances made to Western Goldfields in the fourth quarter of 2005. In February 2006, Romarco received $2.2 million as payment of these advances, including accrued interest, as well as the merger break fees and in August 2006, Romarco received $7.7 million as the gross proceeds from a private placement of common shares. During the fourth quarter of 2006, the Canadian dollar weakened versus the US dollar, resulting in the foreign exchange gain recognized in the fourth quarter of 2006. However, this gain was not enough to offset the foreign exchange loss incurred in the earlier part of 2006 when the Canadian dollar strengthened versus the US dollar, and the Company ended 2006 with a foreign exchange loss.

After reviewing the drill results from the Phase I drill program at Cori Puncho, Romarco has determined that the project is not consistent with the Company's focus and objective of identifying a large, high grade deposit. In accordance with CICA Handbook Section 3063, "Impairment of Long-Lived Assets", the accumulated acquisition, land holding and deferred exploration costs spent at Cori Puncho to December 31, 2006 of $389,662 were written-off.

The merger costs of $109,019 incurred in 2006 are primarily legal and accounting fees incurred in the preparation of the merger agreements and planned F-4 Registration Statement. Merger costs incurred in 2005 include the US$200,000 due diligence fee paid to U.S. Gold Corp.

Initially, the proposed merger between Romarco and Western Goldfields was to also include U.S. Gold. Under these initial terms, Romarco was to advance US$1,500,000 to U.S. Gold in the form of the US$200,000 fee, payable immediately, and a loan of US$1,300,000. Upon payment of this US$1,300,000 the previously paid US$200,000 fee would be waived by U.S. Gold and added to the US$1,300,000 to form a loan of US$1,500,000 repayable by U.S. Gold in cash or shares of U.S. Gold. In August 2005, and prior to Romarco advancing the additional US$1,300,000, Romarco was notified that U.S. Gold was withdrawing from the planned merger. As a result, in 2005 Romarco expensed the US$200,000 fee paid to U.S. Gold. Merger costs for 2005 also include legal fees incurred in the preparation of the merger agreement and planned F-4 Registration Statement, as well as the fees paid for the preparation of the independent fairness opinion.

During 2006, the Company spent $1,213,079 and issued 300,000 common shares valued at $48,000 for its mineral property interests while in 2005, the Company spent $1,213,079 and issued 400,000 common shares valued at $88,000 for its mineral property interests.

During the third quarter of 2006, Romarco issued a total of 44,910,263 units for total gross proceeds of C$8,532,950. Romarco paid a commission of $483,458, a finder's fee of $113,177 and $199,186 for other costs in connection with this private placement.

Romarco began 2007 with $7,212,203 in cash and no debt. Drill programs at three of Romarco's properties are planned for 2007: the Pinos Gold District in Mexico and Pine Grove and Red Canyon in Nevada. The current drill program at Pinos will be followed up with further mapping and sampling and there are drill programs scheduled for the second quarter of 2007 at Pine Grove and for the third quarter of 2007 at Red Canyon. In addition, Romarco will continue to actively pursue new projects.

Romarco believes it currently has sufficient resources in order to carry out its planned exploration programs and meet its contractual obligations for 2007 and the first half of 2008.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, V.P. Finance at (604) 688-9271 or by e-mail at **rlangner@romarco.com**

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Form 52-109F1 – Certification of Annual Filings – CEO, filed April 30 2007

Form 52-109F1 ***Certification of Annual Filings***

I, **Diane Garrett, Chief Executive Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

"Diane Garrett"

Diane Garrett
Chief Executive Officer

Form 52-109F1 – Certification of Annual Filings – CFO, filed April 30, 2007

Form 52-109F1 ***Certification of Annual Filings***

I, **Ralf Langner, Chief Financial Officer** of **Romarco Minerals Inc.**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Romarco Minerals Inc.***, (the issuer) for the period ending ***December 31, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: April 27, 2007

"Ralf Langner"

Ralf Langner
Chief Financial Officer

Management's Discussion and Analysis for the years ended December 31, 2006 and 2005,
filed April 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

April 26, 2007

The following discussion and analysis should be read in conjunction with Romarco Minerals Inc.'s ("Romarco" or the "Company") December 2006 audited consolidated financial statements and related notes, which are prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). All amounts are expressed in Canadian dollars unless otherwise indicated. Additional information is available on SEDAR (www.sedar.com).

Overview

Romarco Minerals Inc. (the "Company") is an exploration stage company engaged in the acquisition and exploration of precious metals mineral properties. Romarco's strategic objective is to focus on geologically known areas of gold mineralization that exhibit excellent potential for discovery. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. The Company currently has five exploration projects in Nevada and one in Mexico. In March 2007 Romarco divested itself of its 50% interest in the Cori Puncho joint venture in Peru. The Company is a reporting issuer in Ontario, British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol R.

Pinos Gold District, Mexico

In July 2006, Romarco entered into two agreements with Minera Apolo (a private Mexican company) for the entire low sulphidation epithermal Gold District, Pinos, Zacatecas, Mexico. The Pinos Gold District comprises more than 3,000 hectares of multi-vein gold systems with historical production estimated at 5 million ounces of gold@ 60 g/t and 25+ million ounces of silver@ 250 g/t (reported by Bethlehem Steel). Most prior mining was above the water table (approximately 100 metres in depth). Very limited modern exploration has been conducted on the project area. Prior production was limited to above the water table and came from three vein systems (Cinco Estrellas, La Paz and San Ramon-Purisima) with continuous strike length of over 5 km. Numerous additional parallel veins have been identified through previous drilling but were never mined.

Romarco has entered into two agreements with Minera Apolo: (1) A 50/50 Joint Venture on the "Catanava" representing approx. 4% of the project area and (2) a 100% exploration/exploitation license on the "Old Pinos District" representing approx. 96% of the project area.

The Pinos Gold District was discovered by the Spaniards in 1546 and mined until 1810. It is one of three vein districts in Mexico with significant gold. It was then mined by Cornish miners from Pachuca in 1860's to 1910. The most recent mining was the Alfredo Wanke operation on the Cinco Estrellas vein system from 1935 to 1941 with no significant mining in the district since that operation. It was subsequently explored by Bethlehem Steel (10,000+ channel samples assayed by AA; AX/BX core drilling) and Peñoles in the 1970's and 1980s, and then held by Peñoles until 1993 when it was purchased by Minera Apolo SA de CV. Subsequent exploration drilling was performed by Minera Hecla during 1995-1997. Bethlehem Steel estimated historical production of over 5 million ounces of gold and over 25 million ounces of silver at grades of 60g/t gold and 500g/t silver.

Terms of the Agreements:

- Catanava - 50/50 Joint Venture with Minera Apolo (approx. 4% of the project area, 131+ hectares). In January 2007, Romarco began a 180 day drilling and sampling program. The drilling program is designed to test continuity of the veins at depth and along strike while the underground sampling program will provide information on the grades representative in the vein systems. At the end of the 180 day period, and upon successful completion of the drilling, Romarco has the option to enter into a Joint Venture arrangement (50/50) with Minera Apolo. If Romarco elects to enter into the Joint Venture it will then have an additional 180 days to provide financing for an up to 350tpd plant. The Joint Venture will decide if this time period and the size of plant is appropriate based on the drilling and sampling results. At production, both parties participate according to their pro rata share.
- Old Pinos District - 100% exploration / exploitation license (approx. 96% of the project area, 3000 hectares). Romarco has been granted a 100% right to explore and exploit this project area. At the end of two years, Romarco must submit a Scoping Study and, if the Study recommends that the development of a mine is feasible, the Company will have

two additional years to complete a Feasibility Study and initiate commercial production at a rate of 600 tpd. The Old District is subject to a 3.5% NSR to Minera Apolo of which Romarco can buy back 0.5% for US$500,000.

Romarco is currently in a sampling and drilling program on the northern portion of the project area known as "Catanava" which is expected to take six months to complete and includes an 11 hole, 2500 meter core drilling program to test for vein continuity at depth and along strike. Sampling results in January 2007 included one underground channel sample from the Catanava area grading 17 g/t gold and 17 g/t of silver and one channel sample which averaged 6 g/t gold and 190 g/t silver from a six meter wide vein (the Penitas Vein) on Romarco's 100% portion of the property. Initial results from the drilling program indicate veining that continues to at least 200 meters below the historic workings.

During the fourth quarter of 2006, the Company spent $95,611 (2005 – nil) on exploration at Pinos. Exploration expenditures for the year ending December 31, 2006 were $108,235 (2005 – nil). Total deferred project expenditures at December 31, 2006 were $303,253 (2005 – nil).

Results to date have confirmed that the known vein systems continue at least 100 meters below the historic workings. The initial program of work has been concentrated on the 50/50 Catanava area where Romarco is under time constraints to complete this work in order to form an opinion on entering into a Joint Venture arrangement. As a result, more than 96% of the Pinos Gold District controlled by Romarco has not been tested. Due to the positive results to date and the enormity of this district, Romarco will begin a comprehensive geologic mapping and sampling program of the entire district in order to identify key areas for continued drilling and sampling.

Buckskin-National, Nevada

During the fourth quarter of 2006, the Company spent $43,547 (2005 – $72,722) on exploration at Buckskin-National. Exploration expenditures for the year ending December 31, 2006 were $421,936 (2005 – $765,701). Total deferred project expenditures at December 31, 2006 were $1,977,022 (2005 – $1,424,567).

Romarco completed 998 meters of core drilling on the project. The first hole (BN-23) intercepted both the Bell and Lawry veins. The Bell vein was cut from 372 to 374 meters, yielding 1.29 ppm (0.04 opt) Au and 197 ppm (6.35 opt) Ag. The Lawry vein (which is in the footwall of the Bell Vein), first cut by the 2005 drilling program (interval 431.3 to 432.8 included 0.94 g/t gold and 504.06 g/t silver), exhibited elevated indicator elements but low-grade Au (0.10ppm) and Ag (16 ppm) between 427 to 433 meters. The test of the Bell vein indicates that we penetrated below the gold-dominant zone but within silver-bearing vein interval. Epithermal vein systems are known to be irregularly mineralized both along strike and down dip, thus, additional drilling across the Bell Vein is necessary to fully test the structure. Historic production at the Bell Vein was approximately 35,000 ounces of gold averaging 31 grams per tonne (1.0 ounce per ton).

The second hole (BN-24), drilled to test the Bobcat breccia vein discovered by the 2005 drill program, intercepted the same breccia interval with 6 meters (374-380 meters) of 0.23 ppm (0.007opt) Au, that was enveloped (112 - 114 meters) by high arsenic values that averaged 8,110 ppm. Another strongly brecciated zone (167 to 171 meters) yielded concentrations of 0.14ppm Au and 1830 ppm arsenic between 168 and 170 meters. Abundant stibnite (antimony sulfide) is present throughout the latter interval, and its presence indicates penetration above the precious metal-bearing interval.

The results from the 2006 drilling campaign continue to illustrate that many "blind" (i.e. unexposed) veins and breccia zones remain to be discovered and tested. The Bobcat breccia interval was intersected above the gold-bearing zone, and 2007 drilling will be oriented to penetrate the breccia under the high arsenic interval.

Romarco was unable to drill test a bulk tonnage target – a 30 meter wide breccia zone on the western side of the mountain which was identified in the 2004 geological mapping program – due to mechanical downtime with the drill rig before having to return the rig to another company by a preset deadline.

In the course of drilling at one site during the 2006 drill program, a quantity of non-toxic and non-hazardous drilling mud was inadvertently released into the environment. Romarco removed this material under the supervision of the United States Forest Service and was complemented on its timely and thorough efforts. The cost of removing this material was not significant and it is not expected that this incident will have an impact on future drilling plans.

The Buckskin-National Gold Project has an approximate four month window for drilling due to the elevation (2650 meters) and snow conditions which can impair access to the drilling sites located on the top of the mountain.

Due to this short window, Romarco's limited treasury and the expense of drilling 366 meter core drill holes, Romarco has not been able to sufficiently perform sufficient drilling to fully test and identify known veins and potentially blind veins. Therefore, Romarco has been in discussions with larger companies for a possible Joint Venture of the project.

If Romarco is not successful in joint venturing the Buckskin-National Project, it will proceed with drilling and testing the bulk tonnage target during 2007.

The Project is under the supervision of Dr. Tommy Thompson, Romarco's Vice President, Exploration who is the Qualified Person as defined by NI 43-101.

Pine Grove, Nevada

During the fourth quarter of 2006, the Company spent $1,541 (2005 – $5,644) on exploration at Pine Grove. Exploration expenditures for the year ending December 31, 2006 were $218,998 (2005 – $58,910). Total deferred project expenditures at December 31, 2006 were $474,637 (2005 – $175,754).

Romarco completed its Phase I drilling program at Pine Grove in the first quarter of 2006. The program consisted of 5,425 feet (1,654 meters) of rotary reverse circulation drilling in 4 angled drill holes aimed at testing epithermal veins that crop out along the eastern margin of a rhyolitic dome complex. This breccia zone intersected in PG-35 was intersected in the bottom portion of the 2006 holes PG-32 and PG-33 where the following assays were returned:

- PG-32: 110 meters averaging 0.96 g/t Au (329-439m) within which there are eight 1.5 meter intervals of > 2.00 g/t Au intercepts: 3 meters @ 2.60 g/t Au 416 m (1365 ft.) and a 6 meter interval of 2.9 g/t Au at 427 m (1400 ft.) and above the 110 meter sequence, a 3 meter interval of 5.03 g/t Au was intercepted.
- PG-33: 183 meters averaging 0.40g/t Au (232-415m) within which two 4.5 meter intervals averaged 1.9 and 2.0 g/t Au, respectively. The highest grade sample interval obtained within this sequence was 4.3 g/t Au at 323m (1060 ft.)

By December 31, 2006, Romarco had spent a total of approximately US$418,000 on the project but, due to delays in permitting, Romarco was not able to spend the balance of the 2006 work expenditure requirement of approximately US$182,000. As a result, Romarco and Carlin Gold Corporation have agreed to continue the Option Agreement and grant an extension of the shortfall expenditures into 2007. For consideration of this extension, Romarco issued 127,600 common shares to Carlin Gold in April 2007 and will make up to an additional US$40,000 in payments required by underlying agreements.

Additionally, Romarco will have a firm work commitment of 2286 meters of drilling on the east side of the property to follow up on the results from Phase I drilling and 1067 meters of drilling in the Rockland Mine area - where historic production is estimated at 50,000 ounces of gold between 1870 and the late 1930's. The entire Pine Grove property consists of 142 unpatented claims, and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). Romarco believes that Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite.

Romarco began its Phase II drill program in the first quarter of 2007. This program was designed to follow up on the results of the 2006 program. Two holes of the Phase II program were completed with one of the holes intersecting 304 meters of altered, brecciated Tertiary rhyolite from 274 meters to the bottom of the angle hole at 580 meters. Due to the significant intercepts of gold mineralization and altered breccia, Romarco has decided to change from the less efficient reverse circulation drilling to the more accurate deep diamond (core) drilling to effectively explore this new hidden mineralization to depths of 304 meters to 608 meters. Romarco expects to re-commence drilling in the second quarter of 2007.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Roberts Mountains, Nevada

During the fourth quarter of 2006, the Company spent $3,050 (2005 – $1,625) on exploration at Roberts Mountains. Exploration expenditures for the year ending December 31, 2006 were $297,234 (2005 – $25,591). Total deferred project expenditures at December 31, 2006 were $502,156 (2005 – $142,150).

Romarco completed its Phase I drilling program of 2,918 meters of reverse circulation drilling in ten vertical holes. The significant anomalous gold intervals in RM 1 and 5 in conjunction with the very thick intervals of detectable gold in RM 2, 6, and 7 and the prominent northeast and northwest structural zones indicate a very favourable setting for the "Rain-type" mineralization.

Drilling was laid out to test the two northeast trending structural zones where correlative gold and trace elements occurred with favourable alteration. RM 1,2, and 9 tested the eastern zone and RM 5, 6, and 7 tested the western zone. RM 3 and 4 were

located to test the inferred range front fault as well the mapped Webb/Devils Gate contact. RM 8 and 10 were collared in the Webb Formation to test the extensions of northwest trending soil geochemistry. RM 1 and 5 both contain significant anomalous gold intervals which occur at the Webb/Devils Gate contact. RM 5 returned: 3 meters (55 to 58 meters) of 0.435 g/t Au; 1.5 meters (59 to 61 meters) of 0.493 g/t Au; and 3 meters (62 to 66 meters) of 0.342 g/t Au.

These intervals are within a broader interval containing 12 meters (55 to 67 meters) of 0.342 g/t Au. RM 5 appears to be within a prominent northeast trending structural zone which also contains RM 6 and 7. RM 6 contains over 152 meters of detectable gold with 1.5 meters (181 to 183 meters) of 0.144 ppm Au and 1.5 meters (184 to 186 meters) of 0.123 ppm. RM 7 has over 91 meters of detectable gold.

Additionally, the gold bearing zone of RM-1 returned intervals of 9 meters of 2.6%, and 14 meters of 1.5% Zinc.

Romarco is reviewing the 2006 drilling results and determining whether a subsequent drill program of angled holes is warranted. The review may include a IP-resistivity survey or may include additional soil sampling to extend the grid already completed.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Red Canyon, Nevada

In July 2005 the Company entered into an agreement with Miranda Gold Corp. whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada. The Red Canyon Project comprises 237 unpatented lode mining claims covering approximately 19.8 square kilometres (7.7 square miles). Under the terms of the agreement, Romarco can earn a 60% interest by spending US$3,000,000 over five years. A work expenditure of US$400,000 is obligated in the first year and escalates in following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.

During the fourth quarter of 2006, the Company spent $1,089 (2005 – nil) on exploration at Red Canyon. Exploration expenditures for the year ending December 31, 2006 were $1,089 (2005 – nil). Total deferred project expenditures at December 31, 2006 were $82,046 (2005 – nil).

Romarco began a geologic mapping and soil sampling program in the fourth quarters of 2006, the results of which will allow for drill target definition. Romarco has planned an 8 hole, 5300 meter program of RC drilling or a 4 hole 2700 meter program of core drilling, depending on drill rig availability.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Golden Zebra Gold Project, Nevada

Romarco did not make any expenditures on exploration at Golden Zebra during 2006 (2005 – nil). Total deferred project expenditures at December 31, 2006 were $84,595 (2005 – $61,421).

The Company did not perform any significant work programs on this property in 2006 and does not expect to in 2007.

The Project is under the supervision of Tom Kilbey, Romarco's Senior Geologist, who is the Qualified Person as defined by NI 43-101.

Cori Puncho, Peru

During the fourth quarter of 2006, the Company spent $3,421 (2005 – $1,979) on exploration at Cori Puncho. Exploration expenditures for the year ending December 31, 2006 were $107,351 (2005 – $60,497). Total project expenditures incurred to December 31, 2006 were $389,662 (2005 – $258,442).

The Joint Venture's property position covers the majority of a five kilometer long regional structure comprised of steeply easterly dipping volcanics and sediments mineralized with pyrite and specular hematite. Exploration to date has been concentrated on CP Hill in the southern part of the project where local miners have been excavating irregular zones of fracturing and brecciation containing significant gold values.

The Joint Venture completed its Phase I drill program in the second quarter of 2006. The program, designed as a first drill test of the project, was highlighted by the results from Hole CP-4 which returned 2.143 g/t gold over 26 meters. While the results showed good mineral continuity, the overall gold grades were less than anticipated and the Company determined that the project is not consistent with the Company's focus and objective of identifying deep bonanza veins. Accordingly, the Company wrote-off the associated deferred costs of $389,662 during the year ended December 31, 2006.

During the first quarter of 2007, the partners agreed to Romarco's withdrawal from the Joint Venture. Romarco will return its 50% interest to New Dimension Resources Ltd. ("NDR") and receive a 5% Net Profits Interest on the current claims owned by the Joint Venture as well as any additional claims acquired by the Joint Venture in the future. If NDR attracts a new partner for the Cori Puncho Joint Venture, NDR shall pay Romarco 25% of any net cash payments received by NDR, up to a maximum of US$100,000.

The Project is under the supervision of Mr. Thomas H. Burkhart, Vice President, Exploration for New Dimension Resources Ltd., Romarco's joint venture partner, who is the Qualified Person as defined by NI 43-101.

Merger

In August 2005 the Company announced that it had entered into an agreement to merge with Western Goldfields, Inc, a public US company (OTCBB: WGDF) which owns and operates the Mesquite gold mine in southern California. The combination was to be effected through a share exchange merger whereby Romarco would issue two of its shares for each share of Western Goldfields.

In September 2005, Romarco and Western Goldfields signed the definitive merger agreement and began the process to file an F-4 Registration Statement with the U.S. Securities and Exchange Commission and, upon its effectiveness, schedule shareholder meetings of both companies to approve the merger.

The Merger Agreement also required Romarco to make interim financing available to Western Goldfields and in the fourth quarter of 2005, Romarco advanced a total of $832,000 (US$705,000) to Western Goldfields.

In February 2006, the Company and Western Goldfields terminated the definitive merger agreement. In consideration for agreeing to such termination, Western Goldfields repaid all outstanding loans and accrued interest of $836,700 and paid the Company $1,407,400 for break fees and expense compensation.

Romarco was initially optimistic about the potential for the combined company. However, in light of a variety of circumstances, including other corporate alternatives and delays in the merger process resulting from the proposed cross-border transaction, Romarco determined that the termination of the merger process was in the best interests of Romarco's shareholders. Part of the determination was based on the receipt of $2.2 million in cash, which enabled Romarco to expand its exploration and drilling programs on its properties. In addition, Romarco believed that the termination of the merger would allow management to focus on alternative corporate development opportunities.

Selected Annual Information

The following summary of the Company's selected annual information has been prepared in accordance with Canadian GAAP:

	2006 $	2005 $	2004 $
Interest income	152,254	36,374	52,504
Net loss	(877,107)	(2,420,267)	(1,732,283)
Basic and diluted loss per share	(0.01)	(0.08)	(0.08)
Total assets	11,034,312	3,938,607	2,210,959

Summary of Quarterly Results

(unaudited)

For the quarters ended:

	12/31/06 $	9/30/06 $	6/30/06 $	3/31/06 $	12/31/05 $	9/30/05 $	6/30/05 $	3/31/05 $
Interest income	77,169	30,552	19,446	25,117	26,060	1,235	3,361	5,718
Net income (loss)	(823,956)	(431,573)	(656,748)	1,034,671	(695,150)	(708,908)	(709,618)	(306,591)
Income (loss) per share:								
- basic	(0.01)	(0.01)	(0.01)	0.01	(0.01)	(0.03)	(0.03)	(0.01)
- fully diluted	n/a	n/a	n/a	0.00	n/a	n/a	n/a	n/a

Results of Operations

4th Quarter summary:

- Net loss of $823,956 (2005 – $695,150).
- Interest income was $77,169 (2005 – $26,060).
- Exploration, general and administrative expenses increased from $414,473 for the fourth quarter of 2005 to $556,196 for the fourth quarter of 2006.
- Romarco recognized a $46,426 foreign exchange gain in the fourth quarter of 2006 versus a loss of $25,809 in the fourth quarter of 2005.
- Romarco wrote-off $389,662 of mineral property interests in the fourth quarter of 2006 versus a recovery of $11,615 of previously written-off costs in the fourth quarter of 2005.
- Merger and merger related financing costs were $1,693 in the fourth quarter of 2006 versus $292,543 in the fourth quarter of 2005.

The loss from operations of the Company primarily reflects the overhead costs incurred by the Company as it oversees exploration at its projects and evaluates precious metals properties for acquisition as well as costs incurred in the process of merging with Western Goldfields. The exploration and development costs incurred at the Company's projects have been capitalized to mineral property interests.

The Company had a net loss of $877,107 for the year ended December 31, 2006 (2005 – $2,420,267). Higher interest income, the receipt of the merger break fees and lower merger and financing fees amortization costs were offset by higher general and administrative expenses and the write down of mineral property interests in 2006 resulting in a lower net loss as compared to 2005.

Audit and accounting fees increased in 2006 as the Company began the practice of having its quarterly statements reviewed by its auditors, starting with the third quarter of 2006. The Company also utilized outside services to prepare corporate income tax filings for itself and its subsidiaries.

Salaries increased from 2005 due to increased staffing levels. Increased participated in 2006 by Romarco at a greater number of industry trade shows than in 2005 resulted in an increase in shareholder relations expenses as well as travel expenses. Consulting fees for the first nine months of 2006 increased as the Company increased its use of outside services to evaluate potential mineral property acquisitions following the termination of the proposed merger.

Other general and administrative expenses include a donation made to the Ralph J. Roberts Center for Research in Economic Geology at the University of Nevada, Reno in the first quarter of 2006 for the purpose of research and student support.

Stock-based compensation for 2006 is considerably lower than it was for the previous year. During 2005 the Company issued 1,450,000 options to staff, directors and consultants, but only issued 750,000 options in 2006. The Company recognized $119,900 of stock-based compensation in 2006 (2005 - $166,600) with a corresponding increase in the stock options component of shareholders' equity.

Interest income earned in 2006 is higher than 2005 due to increased cash levels and the interest earned on the advances made to Western Goldfields in the fourth quarter of 2005. In February 2006, Romarco received $2.2 million as payment of these advances, including accrued interest, as well as the merger break fees and in August 2006, Romarco received $7.7 million as the gross proceeds from a private placement of common shares. During the fourth quarter of 2006, the Canadian

dollar weakened versus the US dollar, resulting in the foreign exchange gain recognized in the fourth quarter of 2006. However, this gain was not enough to offset the foreign exchange loss incurred in the earlier part of 2006 when the Canadian dollar strengthened versus the US dollar, and the Company ended 2006 with a foreign exchange loss.

After reviewing the drill results from the Phase I drill program at Cori Puncho, Romarco has determined that the project is not consistent with the Company's focus and objective of identifying a large, high grade deposit. In accordance with CICA Handbook Section 3063, *"Impairment of Long-Lived Assets"*, the accumulated acquisition, land holding and deferred exploration costs spent at Cori Puncho to December 31, 2006 of $389,662 were written-off.

The merger costs of $109,019 incurred in 2006 are primarily legal and accounting fees incurred in the preparation of the merger agreements and planned F-4 Registration Statement. Merger costs incurred in 2005 include the US$200,000 due diligence fee paid to U.S. Gold Corp. Initially, the proposed merger between Romarco and Western Goldfields was to also include U.S. Gold. Under these initial terms, Romarco was to advance US$1,500,000 to U.S. Gold in the form of the US$200,000 fee, payable immediately, and a loan of US$1,300,000. Upon payment of this US$1,300,000 the previously paid US$200,000 fee would be waived by U.S. Gold and added to the US$1,300,000 to form a loan of US$1,500,000 repayable by U.S. Gold in cash or shares of U.S. Gold. In August 2005, and prior to Romarco advancing the additional US$1,300,000, Romarco was notified that U.S. Gold was withdrawing from the planned merger. As a result, in 2005 Romarco expensed the US$200,000 fee paid to U.S. Gold. Merger costs for 2005 also include legal fees incurred in the preparation of the merger agreement and planned F-4 Registration Statement, as well as the fees paid for the preparation of the independent fairness opinion.

Prior to entering into the agreements to merge with Western Goldfields and U.S. Gold, Romarco entered into an agreement with Quest Capital Corp. to provide a US$6.0 million standby facility to Romarco. The Facility was put in place to enable Romarco to proceed with negotiations regarding potential mergers and acquisitions. As consideration for Quest providing the Facility, Romarco issued 1,248,800 common shares to Quest in June 2005. The value of these shares was recorded as deferred financing costs and was amortized over the 5 month life of the facility. Romarco did not draw down any funds from the Facility which expired on October 31, 2005.

Related Party Transactions

Romarco has no arrangements, standard or otherwise, pursuant to which Romarco compensates directors for their services in their capacity as directors or for committee participants. Instead, the Company issues stock options to its directors and in 2006, the Company issued 550,000 options to two directors who joined the Board in 2006. Consulting expenses for 2006 include $143,487 (2005 – $79,776) which were paid to directors for services rendered to the Company in evaluating potential mineral property acquisitions and in connection with the preparation of the merger agreement.

In March 2004, the Company entered into an agreement with three parties to acquire the Buckskin-National Project. One of the parties is Paragon Precious Metals, LLC ("Paragon"), a private Nevada corporation controlled by Romarco's former Vice President of Exploration. Pursuant to the property agreement with Paragon, the Company issued Paragon 300,000 common shares in 2004, 300,000 common shares in January 2005, 300,000 common shares in January 2006 and 300,000 common shares in January 2007.

In September 2005, the Company entered into an agreement with a large shareholder of the Company whereby the shareholder provided financing services to the Company, including coordination, arranging and underwriting of a financing. This agreement specified a fee of $10,000 per month for a period of 6 months beginning with September 2005 and ending with February 2006.

Liquidity and Capital Resources

Historically the Company's primary sources of funding have been the sale of equity securities for cash, and the sale of mineral properties and marketable securities held. The sales of equity securities are primarily through private placements to sophisticated investors and institutions.

During 2006, the Company spent $1,213,079 and issued 300,000 common shares valued at $48,000 for its mineral property interests while in 2005, the Company spent $1,213,079 and issued 400,000 common shares valued at $88,000 for its mineral property interests.

During the third quarter of 2006, Romarco issued a total of 44,910,263 units for total gross proceeds of C$8,532,950. Romarco paid a commission of $483,458, a finder's fee of $113,177 and $199,186 for other costs in connection with this private placement.

During the third quarter of 2005, Romarco issued a total of 22,400,263 units for total gross proceeds of C$3,808,045. Romarco paid an arrangement fee of $120,000, a finder's fee of $19,712 and $46,817 for other costs in connection with this private placement.

During October and November 2005 the Company advanced a total of US$705,000 to Western Goldfields under the interim financing provision of the merger agreement between Romarco and Western Goldfields. These advances plus accrued interest were repaid by Western Goldfields in February 2006 upon termination of the merger process. In consideration for agreeing to terminate the merger, Western Goldfields paid Romarco a total of US$1,953,000 for a break fee, expense compensation and the repayment of all outstanding loans and accrued interest.

At December 31, 2006, the Company had cash and cash equivalents totaling $7,212,203 as compared to $930,438 at December 31, 2005. The following is a summary of the Company's contractual obligations and commitments as at December 31, 2006:

	Payments due by period				
	Total $	**2007 $**	**2008 – 2010 $**	**2011 – 2012 $**	**2013 and beyond $**
Contractual Obligations					
Work requirements – US$	400,000	400,000	-	-	-
Office operation leases – CDN$	64,799	55,999	8,800	-	-
Discretionary Commitments					
Property payments – US$	1,072,000	149,000	503,000	280,000	140,000
Advance minimum royalties – US$	4,332,500	270,000	825,000	530,000	2,707,500
Work requirements – US$	4,181,600	481,600	2,950,000	750,000	-

Discretionary commitments refer to amounts set out in the lease and option agreements the Company has on its mineral property interests. The Company may, at any time, terminate any of its lease or option agreements, at which time it will no longer be obligated to make the payments specified in the terminated agreement.

The ability of the Company to conduct its planned exploration programs and meet its contractual obligations is dependent on it completing additional financing.

The Company had no debt at December 31, 2006. During 2006 and up to the date of this report, the Company had no off-balance sheet transactions.

Outlook

Romarco began 2007 with $7,212,203 in cash and no debt. Drill programs at three of Romarco's properties are planned for 2007: the Pinos Gold District in Mexico and Pine Grove and Red Canyon in Nevada. The current drill program at Pinos will be followed up with further mapping and sampling and there are drill programs scheduled for the second quarter of 2007 at Pine Grove and for the third quarter of 2007 at Red Canyon. In addition, Romarco will continue to actively pursue new projects.

Romarco believes it currently has sufficient resources in order to carry out its planned exploration programs and meet its contractual obligations for 2007 and the first half of 2008.

Outstanding Share Data

At April 26, 2007, the Company had 93,081,248 common shares issued and outstanding, 70,045,644 warrants to purchase an additional 72,590,162 common shares and 6,640,000 stock options of which 3,915,000 are vested and exercisable.

Changes in Accounting Policies

In January 2005, the CICA issued three new standards relating to financial instruments. These standards are applicable for fiscal years beginning on or after October 1, 2006. The Business is currently reviewing the impact of these new standards. These standards are as follows:

Financial instruments

Recognition and Measurement, Section 3855:

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used. It also specifies how financial instruments gains or losses are to be presented.

Hedges, Section 3865:

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13 "Hedging Relationships", and

Section 1650 "Foreign Currency Translation", by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Comprehensive Income, Section 1530:

This standard introduces new rules for the reporting and display of comprehensive income. Comprehensive income is the change in shareholder's equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. These items include holding gains and losses on certain investments, gains and losses on certain derivative instruments and foreign currency gains and losses related to self-sustaining foreign operations (cumulative translation adjustment).

Critical Accounting Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets, liabilities and expenses. The Company's accounting policies are described in Note 2 to the December 2006 audited consolidated financial statements.

The Company is capitalizing all direct acquisition, land holding and exploration expenditures related to its projects until commercial production commences or the investment is abandoned, at which time the costs will either be amortized on a unit-of-production basis or fully charged to operations.

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized mineral property, plant and equipment. For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been an impairment because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company's earnings and net assets.

Risk Factors

Exploration Risk

Mineral exploration and development involve a high degree of risk and few projects are ultimately developed into producing mines. There is no assurance that the Company's future exploration and development activities will result in the definition of a body of commercial ore. Whether an ore body will be commercially viable depends on a number of factors including the particular attributes of the deposit such as size, grade and proximity to infrastructure, as well as mineral prices and government regulations, including environmental regulations.

Financial Capability and Additional Financing

The Company has limited financial resources, has no source of operating income and has no assurance that additional funding will be available to it for further exploration and development of its projects. Although the Company has been successful in the past in financing its activities through the sale of equity securities, there can be no assurance that it will be able to obtain sufficient financing in the future to execute its business plan.

Fluctuating Prices

The Company's revenues, if any, are expected to be in large part derived from the sale of gold and possibly other metals. The price of gold and other commodities has fluctuated widely in recent years and is affected by factors beyond the control of the Company including, but not limited to, international economic and political trends, currency exchange fluctuations, economic inflation and expectations for the level of economic inflation in the consuming economies, interest rates, global and local economic health and trends, speculative activities and changes in the supply of gold due to new mine developments, mine closures as well as advances in various production and use technologies of gold. All of these factors will have impacts on the viability of the Company's exploration projects that are impossible to predict with certainty.

Environment

Both the exploration and production phases of the Company's operations will be subject to environmental protection regulations in the jurisdictions in which it operates. Globally, environmental legislation is evolving towards stricter standards and enforcement, more stringent environmental impact assessments of new mining projects and increasing liability exposure for companies and their directors and officers. There is no assurance that future environmental regulations will not adversely affect the Company's operations.

Disclosure Controls and Procedures

The Company's Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures as of December 31, 2006, have concluded that the design and operation of the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the company and its consolidated subsidiaries would have been known to them and by others within those entities.

Internal Controls over Financial Reporting

The Company's Chief Executive Officer and Chief Financial Officer have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. In areas where a lack of segregation of duties currently exists, the Company relies on senior management to perform their tasks in a thorough and ethical manner. There were no changes in these controls during 2006 that have affected, or which are reasonably likely to materially affect, the Company's internal controls over financial reporting.

Audited annual financial statements for the years ended December 31, 2006 and 2005, filed April 30, 2007

Consolidated Financial Statements of

ROMARCO MINERALS INC.

(an exploration stage company)

Years ended December 31, 2006 and 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Auditors' Report

To the Shareholders of Romarco Minerals Inc.

We have audited the consolidated balance sheet of Romarco Minerals Inc. (an exploration stage company) as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at December 31, 2005 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 28, 2006.

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia
April 27, 2007

ROMARCO MINERALS INC.

(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2006 and 2005
Canadian $

	2006	2005
Assets		
Current assets:		
Cash and cash equivalents	$ 7,212,203	$ 930,438
Amounts receivable	123,009	901,842
Prepaid expenses	58,812	14,195
	7,394,024	1,846,475
Mineral property interests (note 4)	3,423,709	1,993,365
Equipment (note 5)	101,982	29,798
Reclamation bonds	114,597	68,969
	$ 11,034,312	$ 3,938,607
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable and accrued liabilities	$ 174,519	$ 163,424
Long-term liabilities:		
Asset retirement obligations (note 6)	56,689	-
	231,208	163,424
Shareholders' equity:		
Share capital (note 7(a))	40,343,097	35,275,533
Warrants (note 7(b))	2,717,564	-
Stock options note 7(c))	540,100	420,200
Contributed surplus	672,446	672,446
Deficit	(33,470,103)	(32,592,996)
	10,803,104	3,775,183
	$ 11,034,312	$ 3,938,607

Commitments (notes 4 and 12)
Subsequent events (note 13)

See accompanying notes to consolidated financial statements

Approved on behalf of the Board:

"Diane Garrett"
Director

"R. J. MacDonald"
Director

ROMARCO MINERALS INC.

(an exploration stage company)
Consolidated Statements of Operations and Deficit
Years ended December 31, 2006 and 2005
Canadian $

	2006	2005
Revenue:		
Interest income	**$ 152,254**	$ 36,374
Exploration, general and administrative expenses:		
Amortization	**15,120**	8,577
Audit and accounting	**100,121**	46,248
Consulting fees	**151,183**	136,372
Insurance	**63,850**	59,917
Legal fees	**57,727**	82,015
Office rent and communications	**118,266**	120,073
Salaries	**675,107**	505,469
Shareholder relations and transfer agent	**323,981**	209,390
Stock based compensation (note 7(d))	**119,900**	166,600
Travel	**262,287**	175,833
Write-down of mineral property interests	**389,662**	-
Recovery of previously written down mineral property interests	**-**	(4,045)
Other	**21,445**	8,650
	2,298,649	1,515,099
Other income (expense):		
Merger break fees (note 2)	**1,407,404**	-
Merger costs (note 2)	**(109,019)**	(691,621)
Amortization of financing fees (note 2)	**-**	(187,320)
Financing fees	**(20,000)**	(40,000)
Loss on foreign exchange	**(9,097)**	(22,601)
	1,269,288	(941,542)
Loss for the year	**(877,107)**	(2,420,267)
Deficit, beginning of year	**(32,592,996)**	(30,172,729)
Deficit, end of year	**$ (33,470,103)**	$ (32,592,996)
Basic and diluted loss per share	**(0.01)**	(0.08)
Weighted average number of shares outstanding	**62,548,146**	30,288,253

See accompanying notes to consolidated financial statements

ROMARCO MINERALS INC.

(an exploration stage company)
Consolidated Statements of Cash Flows
Years ended December 31, 2006 and 2005
Canadian $

	2006	2005
Cash provided by (used in):		
Operating activities:		
Loss for the year	**$ (1,029,361)**	$ (2,456,641)
Items not involving cash:		
Amortization	**15,120**	8,577
Amortization of financing fees	**-**	187,320
Write-down of mineral property interests	**(389,662)**	-
Stock based compensation	**119,900**	166,600
Change in non-cash working capital (note 11)	**(91,389)**	(773,793)
	(1,375,392)	(2,867,937)
Financing activities:		
Exercise of stock options	**-**	8,750
Proceeds from issue of shares	**8,532,950**	3,808,045
Share issue costs	**(795,822)**	(186,529)
	7,737,128	3,630,266
Investing activities:		
Mineral property interests	**(1,715,317)**	(1,213,079)
Reclamation bonds	**(45,628)**	-
Equipment	**(87,304)**	(12,745)
Repayment of advances by Western Goldfields, Inc.	**836,700**	-
	(1,011,549)	(1,225,824)
Increase (decrease) in cash and cash equivalents	**5,350,187**	(463,495)
Cash and cash equivalents at beginning of year	**894,064**	1,357,559
Cash and cash equivalents at end of year	**$ 6,244,251**	$ 894,064
Supplementary information:		
Interest received	**$ 132,825**	$ 20,661
Non-cash investing and financing activities:		
Issuance of common shares for mineral property interests (note 7(a))	**48,000**	88,000
Issuance of common shares for financing fees (note 2)	**-**	187,320
Recognition of asset retirement obligations (note 6)	**56,689**	-

See accompanying notes to consolidated financial statements

1. Nature of operations

Romarco Minerals Inc. (the "Company" or "Romarco") is incorporated under the laws of British Columbia and at December 31, 2006, its principal business activities are the acquisition, exploration and development of mineral properties. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

At December 31, 2006, the Company is in the process of developing its mineral properties and has not yet determined whether its mineral properties contain resources that are economically recoverable. The underlying value of the Company's mineral properties and the recoverability of the related deferred costs is entirely dependent on the existence of economically recoverable resources in its mineral properties and the ability of the Company and its joint venture partners to obtain the necessary financing to complete development and upon future profitable production from or the proceeds from the disposition of its mineral properties.

2. Merger

In August 2005 the Company announced that it had entered into an agreement to merge with Western Goldfields, Inc, a public US company which owns and operates the Mesquite gold mine in southern California. In September 2005, Romarco and Western Goldfields signed the definitive merger agreement in which Romarco agreed to make interim financing available to Western Goldfields prior to completion of the Merger for the purpose of financing Western Goldfields' transaction costs related to the merger, making payments associated with Western Goldfields' existing credit facilities, feasibility work at the Mesquite Mine and other agreed upon working capital needs. Any such interim loans were due and payable on the earlier of December 31, 2006 and 30 days after the date of termination of the Merger Agreement and were to bear interest at 12% per annum until paid. Such interim loans were secured by the real and personal property of Western Goldfields and its subsidiaries subject to a prior interest of an existing Western Goldfields creditor and could be converted into shares of common stock of Western Goldfields, at the option of Romarco. In the fourth quarter of 2005 Romarco advanced a total of $832,000 (US$705,000) to Western Goldfields under the financing provision of the merger agreement.

In February 2006, the Company and Western Goldfields terminated the definitive merger agreement. In consideration for agreeing to such termination, Western Goldfields repaid all outstanding loans and accrued interest of $836,700 and paid the Company $1,407,404 for break fees and expense compensation.

Prior to entering into the agreement to merge, the Company entered into an agreement with Quest Capital Corp. ("Quest") whereby Quest provided a US$6.0 million standby facility (the "Facility") to the Company. The Facility was put in place to enable the Company to proceed with negotiations regarding potential mergers and acquisitions.

The Facility was available to the Company until October 31, 2005. If the Company used the Facility a 5% draw down fee would have been payable in common shares of the Company. The Facility was to bear interest at a rate of 12% per annum compounded and payable monthly. As consideration for Quest providing the Facility, the Company issued 1,248,800 common shares to Quest in June 2005.

The Company did not draw down any funds from the Facility which expired on October 31, 2005.

3. Significant accounting policies

(a) Basis of presentation:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada. They include the accounts of the Company and its wholly-owned subsidiaries:, Romarco Minerals US Inc., a company incorporated under the laws of the State of Nevada, USA; and Romarmex S.A. de C.V., a company incorporated under the laws of Mexico. All significant intercompany transactions have been eliminated. Interests in joint ventures are accounted for by the proportionate consolidation method.

(b) Cash and cash equivalents:

Cash and short-term investments consist of cash and highly liquid short-term investments with a maturity date of three months or less at acquisition.

(c) Mineral property interests:

Direct mineral property acquisition costs, holding costs, field exploration and field supervisory costs are deferred on a property-by-property basis until the properties are brought into production, at which time they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge to operations will be made.

The amounts reported as mineral property interests represent costs incurred to date and do not necessarily reflect present or future values.

(d) Equipment:

Equipment is recorded at cost and is being amortized on a straight-line basis over their estimated useful lives at the following annual rates:

Computer equipment	30%
Field equipment	30%
Office furniture and equipment	20%
Vehicles	30%

(e) Impairment of long-lived assets:

The Company assesses the impairment of long-lived assets, which consist of mineral property interests and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value.

(f) Asset retirement obligations:

The fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The

Company is required to record the estimated present value of future cash flows associated with site closures and reclamation as a liability and increase the carrying value of the related assets for that amount. Subsequently, these asset retirement costs will be amortized to expense over the life of the related assets. At the end of each period, the liability is revised to reflect the passage of time and changes in the estimated future cash flows underlying any initial fair value measurements.

(g) Stock-based compensation plans:

The Company has a stock-based compensation plan, which is described in note 6(b). For all stock options granted on or after January 1, 2003, the Company recognizes stock-based compensation expense using the fair value method at the date of grant. Under the fair value based method, compensation cost attributable to options granted is measured at the fair value at the grant date using the Black-Scholes option pricing model, with the offset to a separate component of shareholders' equity (accumulated stock-based compensation). Compensation expense is recognized over the vesting period of the underlying options. Any consideration paid by employees on exercise of stock options, along with the related fair value previously credited to the separate component of shareholders' equity, is credited to share capital.

For options granted to employees and directors prior to January 1, 2003, the Company used the settlement method, whereby any consideration paid by employees and directors or the exercise of stock options is credited to share capital and no compensation expense is recognized when the exercise price of options granted represents quoted market price at the time of grant.

(h) Foreign currency translation:

Monetary assets and liabilities of the Company denominated in currencies other than the Canadian dollar and monetary assets and liabilities of the Company's US operations are translated to Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated to Canadian dollars at historical rates of exchange on the date of the transaction. Transactions in foreign currencies are translated at the actual rates of exchange on the transaction dates. Gains and losses on foreign currency translation are included in results from operations.

(i) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in operations in the year that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

(j) Measurement uncertainty:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant areas requiring the use of management estimates include recoverability of mineral property interests, amortization periods for equipment, obligations for site reclamation costs and valuation allowances for future income tax assets. Actual amounts could differ from those estimates.

(k) Loss per share:

Basic loss per share is calculated by dividing loss attributable to common shareholders by the weighted average number of common shares outstanding. For all periods presented, loss attributable to common shareholders equals reported loss. The Company uses the treasury stock method to calculate diluted loss per share. Diluted loss per share is similar to basic loss per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential dilutive common shares had been issued. The treasury stock method assumes that the proceeds received on exercise of stock options is used to repurchase common shares at the average market value for the period.

(l) Variable interest entities:

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG15") on a prospective basis. AcG15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). An enterprise holding other than voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, received the majority of its expected residual returns, or both. The adoption of this new standard had no effect on the consolidated financial statements as management has determined the Company does not have any variable interest entities.

(m) Comparative figures:

Certain of the prior years' comparative figures have been reclassified to conform with the presentation adopted in the current year.

4. Mineral Property Interests

	Balance Dec 31, 2005	2006 expenditures	2006 Write-downs	Balance Dec 31, 2006
Pinos Gold District, Mexico	$ -	$ 303,253	$ -	$ 303,253
Buckskin-National, Nevada	1,355,598	621,424	-	1,977,022
Pine Grove, Nevada	175,754	298,883	-	474,637
Roberts Mountains, Nevada	142,150	360,006	-	502,156
Red Canyon, Nevada	-	82,046	-	82,046
Golden Zebra, Nevada	61,421	23,174	-	84,595
Cori Puncho, Peru	258,442	131,220	(389,662)	-
	$ 1,993,365	$ 1,820,006	$ (389,662)	$ 3,423,709

Pinos Gold District, Mexico

In July 2006 the Company entered into two agreements with Minera Apolo SA for the Pinos Gold District in Mexico.

Terms of the agreements:

- Catanava - 50/50 Joint Venture with Minera Apolo. Upon successful completion of an up to 180 day drilling program, the Company is required to provide the financing for an up to 350 tonnes per day plant. At production, both parties participate according to their pro rata share.
- Old Pinos District - 100% exploration / exploitation license. The Company has been granted a 100% right to explore and exploit this project area. At the end of two years, the Company must submit a Scoping Study and, if the Study recommends that the development of a mine is feasible, the Company will have two additional years to complete a Feasibility Study and initiate commercial production at a rate of 600 tonnes per day. The Old District is subject to a 3.5% NSR to Minera Apolo of which the Company can buy back 0.5% for US$500,000.

	Balance Dec 31, 2005	2006 Expenditures	Balance Dec 31, 2006
Acquisition, advance royalty and land holding costs	$ -	$ 195,018	$ 195,018
Exploration:			
Geological and geochemistry	-	8,219	8,219
Logistics, permitting and reporting	-	100,016	100,016
	$ -	$ 303,253	$ 303,253

Buckskin-National, Nevada

In March 2004, the Company entered into agreements to acquire a 100% operating interest in 103 unpatented lode mining claims that comprise the Buckskin-National Gold/Silver Project, located in Humboldt County, Nevada.

Paragon Precious Metals, LLC ("Paragon") is the owner of 90 unpatented lode mining claims. The Company paid Paragon US$30,000 upon the execution of the agreement and made required lease payments of US$40,000 in 2004, US$50,000 in 2005 and US$60,000 in 2006. The required annual lease payments are due on the anniversary date of the agreement and escalate by US$10,000 a year to a maximum of US$100,000 a year. Paragon will receive a sliding scale net smelter royalty upon the project reaching production based on the gold price. While the agreement is in effect, Paragon will receive the lesser of US$300,000 worth of the Company's common shares or 300,000 common shares each year until 2008 (300,000 common shares issued in each of 2005 and 2006) (note 6(a)). The Company's former Vice President of Exploration is a principal member of Paragon.

The third party owners of the other 13 unpatented lode mining claims collectively received US$26,000 from the Company upon the execution of the agreement, and will receive US$26,000 on the first anniversary of the agreement (paid in 2005) and, thereafter, payments will increase by US$4,000 annually to a maximum of US$40,000 a year. These payments will be distributed in accordance with the owners' pro-rata share of the 13 claims. In addition to the annual payments, the Company was required to spend US$200,000 in exploration and project holding costs on these 13 claims prior to December 31, 2006 in order to keep the agreement in good standing. The Company has spent the required US$200,000 on these 13 mining claims.

A summary of the expenditures incurred on this project is as follows:

	Balance Dec 31, 2005	2006 Expenditures	Balance Dec 31, 2006
Acquisition, advance royalty and land holding costs	$ 477,519	$ 167,319	$ 644,838
Exploration:			
Aerial photography	24,408	-	24,408
Data compilation	2,966	-	2,966
Drilling	676,502	420,759	1,097,261
Geological and geochemistry	137,395	-	137,395
Logistics, permitting and reporting	36,808	1,177	37,985
Provision for reclamation costs	-	32,169	32,169
	$ 1,355,598	$ 621,424	$ 1,977,022

Pine Grove, Nevada

In February 2005, The Company and Toquima Minerals US Inc. ("Toquima") agreed to enter into an option agreement whereby the Company has an option to earn a 60% interest in the Pine Grove Project by spending US$2 million in exploration and project holding costs prior to December 31, 2009. The Pine Grove Project is located in Lyon County, Nevada and consists of 138 unpatented lode mining claims controlled by Toquima through a lease agreement with the underlying property owners.

On December 23, 2006, the Company and Carlin Gold Corporation ("Carlin"), the parent company of Toquima, entered into a binding Letter of Intent to amend the terms of the Option Agreement on the Pine Grove Project.

Under the February 2005 agreement, the Company had an option to earn a 60% interest in the Pine Grove Project by issuing 100,000 common shares to Toquima (issued in September 2005, see note 6(a)) and spending US$2 million in exploration and project holding costs prior to December 31, 2009. The agreement called for work expenditures of US$600,000 in 2006, US$300,000 in 2007, US$600,000 in 2008 and US$500,000 in 2009. During 2006 the Company spent a total of approximately US$418,000 on the project for the Phase I drilling program. Due to delays in permitting, the Company was not able to spend the balance of the 2006 work expenditure requirement totalling approximately US$182,000.

The Company, Carlin and Toquima have agreed to continue the original option agreement and grant an extension of the shortfall expenditures into 2007. For consideration of this extension, the Company will issue to Carlin Gold US$25,000 in common shares and will make up to US$40,000 in two payments in March 2007 and March 2008 as required by underlying agreements.

Additionally, the Company will have a firm work commitment of 7500 feet of drilling on the east side of the property to follow up on the results from Phase I drilling and 3500 feet of drilling in the Rockland Mine area.

The Company may, at its discretion, accelerate such expenditures in order to earn its interest at an earlier date. Upon the completion of its earn-in, the Company will have the option to elect to earn an additional 10% interest (for a total of 70%) by committing to take the project to final feasibility within three years.

In addition to the above work expenditures, the Company agreed to make all advance royalty payments due to the property owners by Toquima in accordance with the terms of the underlying agreements and has committed to keeping the property in good standing by making the required property payments. All advance royalty payments and property payments will be credited toward the work expenditures set out above. The agreement with the underlying property owners provides for annual advance royalty payments of US$30,000 in 2005, US$35,000 in 2006, US$40,000 in 2007, US$45,000 in 2008 and US$75,000 each year thereafter to a cumulative total of US$1,000,000.

Upon production, the property owners will receive a sliding scale net smelter royalty of between 3% and 4%, based on the gold price.

A summary of the expenditures incurred on this project is as follows:

	Balance Dec 31, 2005	2006 Expenditures	Balance Dec 31, 2006
Acquisition, advance royalty and land holding costs	$ 116,844	$ 62,302	$ 179,146
Exploration:			
Aerial photography	2,280	-	2,280
Data compilation	7,900	-	7,900
Drilling	-	210,976	210,976
Geological and geochemistry	35,286	-	35,286
Logistics, permitting and reporting	13,444	8,022	21,466
Provision for reclamation costs	-	17,583	17,583
	$ 175,754	$ 298,883	$ 474,637

Roberts Mountains, Nevada

In October 2004, the Company entered into a mining lease with Scoonover Exploration LLC, a private Nevada corporation, for a 100% operating interest in the Roberts Mountain Gold Project in Eureka County, Nevada. The project consists of 110 unpatented lode mining claims.

Under the terms of the lease, the Company is required to make advance royalty payments of US$25,000 on the execution of the lease, and annually thereafter, escalating by US$5,000 each year to a maximum of US$50,000 a year (US$30,000 paid in October 2005, US$35,000 paid in October 2006). The Project is also subject to a 3% net smelter royalty which may be repurchased by the Company for $1,000,000 for each percentage point.

A summary of the expenditures incurred on this project is as follows:

	Balance Dec 31, 2005	2006 Expenditures	Balance Dec 31, 2006
Acquisition, advance royalty and land holding costs	$ 115,828	$ 55,835	$ 171,663
Exploration:			
Data compilation	5,485	-	5,485
Drilling	-	293,926	293,926
Geological and geochemistry	20,106	-	20,106
Logistics, permitting and reporting	731	3,308	4,039
Provision for reclamation costs	-	6,937	6,937
	$ 142,150	$ 360,006	$ 502,156

Red Canyon, Nevada

In July 2006 the Company signed an agreement with Miranda Gold Corp. ("Miranda") whereby Romarco may earn a joint venture interest in the Red Canyon property, located in the Cortez Trend of Nevada. The Red Canyon Project comprises 237 unpatented lode mining claims. Under the terms of the agreement, Romarco can earn a 60% interest by spending US$3,000,000 over five years and by issuing 250,000 common shares to Miranda. These common shares were issued in January 2007. A work expenditure of US$400,000 is obligated in the first year and escalates in

following years. Romarco may then elect to earn an additional 10% interest (for a total of 70%) by funding a Bankable Feasibility Study.

A summary of the expenditures incurred on this project is as follows:

	Balance Dec 31, 2005	2006 Expenditures	Balance Dec 31, 2006
Acquisition, advance royalty and land holding costs	$ -	$ 80,957	$ 80,957
Exploration:			
Logistics, permitting and reporting	-	1,089	1,089
	$ -	$ 82,046	$ 82,046

Golden Zebra, Nevada

In September 2004, the Company entered into a mining lease with Diversified Inholdings, LLC, a private Nevada corporation, for a 100% operating interest in the Golden Zebra Gold/Silver Project in Elko County, Nevada. Golden Zebra consists of 85 unpatented lode mining claims.

Under the terms of the lease, the Company is required to make advance royalty payments of US$5,000 on execution of the lease, US$10,000 on the first and second anniversary of the lease, US$20,000 on the third and fourth anniversary, US$30,000 on the fifth and sixth anniversary, and US$40,000 a year thereafter. The Company has made the required royalty payments for 2005 (US$10,000) and 2006 (US$10,000). The Company will be required to pay a sliding scale net smelter royalty of 2% - 4% depending on the price of gold if the project reaches production. The Company may, at its option, reduce the percentage points by up to 2% at a cost of $1,500,000 for each percentage point decrease.

A summary of the expenditures incurred on this project is as follows:

	Balance Dec 31, 2005	2006 Expenditures	Balance Dec 31, 2006
Acquisition, advance royalty and land holding costs	$ 54,247	$ 23,174	$ 77,421
Exploration:			
Geological and geochemistry	5,558	-	5,558
Logistics, permitting and reporting	1,616	-	1,616
	$ 61,421	$ 23,174	$ 84,595

Cori Puncho, Peru

In November 2004, the Company entered into an agreement with NDT Ventures Ltd. ("NDT") to form a 50/50 joint venture to explore the Cori Puncho Gold Project in southern Peru. Under the agreement, the Company contributed US$100,000 to earn its 50% interest in the joint venture. All future acquisition, exploration and development expenditures are to be shared on a 50/50 basis. NDT is the operator of the joint venture.

Certain of the underlying mineral claims were acquired by the joint venture through an agreement which calls for payments by the joint venture totaling US$135,000. The first payment of US$15,000 was due on signing the purchase agreement and future payments are US$25,000 in 2007, US$40,000 in 2008 and US$55,000 in 2009. The joint

venture has the option to make these payments in advance. In addition to these payments, a 1% net smelter royalty is applicable to any metals recovered from one of the mineral claims.

The joint venture completed its Phase I drill program in May 2006. Results showed good mineral continuity but overall gold grades were less than anticipated and the Company has since determined that the project is not consistent with the Company's focus and objective of identifying deep bonanza veins. Accordingly, the Company has written-off the associated deferred costs.

In the first quarter of 2007, the Company withdrew from the joint venture (see note 13).

A summary of the expenditures incurred on this project is as follows:

	Balance Dec 31, 2005	2006 Expenditures	2006 Write-downs	Balance Dec 31, 2006
Acquisition and land holding costs	$ 167,701	$ 23,869	$ (191,570)	$ -
Exploration:				
Data compilation	6,189	9,634	(15,823)	-
Drilling	-	74,299	(74,299)	-
Geological and geochemistry	76,911	4,248	(81,159)	-
Logistics, permitting and reporting	1,623	2,458	(4,081)	-
Other	6,018	16,712	(22,730)	-
	$ 258,442	$ 131,220	$ (389,662)	$ -

5. Equipment

	Dec 31, 2006			Dec 31, 2005
	Cost	Accumulated amortization	Net book value	Net book value
Computer equipment	$ 21,499	$ 11,755	$ 9,744	$ 11,492
Office furniture and equipment	11,238	3,230	8,008	6,376
Field equipment	36,538	9,657	26,881	11,930
Vehicles	64,034	6,685	57,349	-
	$ 133,309	$ 31,327	$ 101,982	$ 29,798

6. Asset retirement obligation

	Amount
Asset retirement obligation – beginning of year	$ -
Liabilities incurred	56,689
Asset retirement obligation – end of year	$ 56,689

An estimate of the fair value of site closure and reclamation costs was made as at December 31, 2006 for land disturbed by exploration activities. Accordingly, an amount of $56,689 was recorded for reclamation obligations in respect of the estimated future site closure costs for the Company's mineral properties.

7. Capital Stock

(a) Common shares:

	Number of shares	Amount
Authorized:		
Unlimited common shares		
Issued:		
At December 31, 2004	22,786,322	$ 31,364,047
Issued for mineral property interests (note 4)	300,000	66,000
Issued for financing fees (note 2)	1,248,800	187,320
Issued for mineral property interests (note 4)	100,000	22,000
Issued for cash, net of share issue costs	22,400,263	3,621,516
Issued for cash and fair value on exercise of stock options	35,000	14,650
At December 31, 2005	46,870,385	35,275,533
Issued for mineral property interests (note 4)	300,000	48,000
Issued for cash	44,910,263	5,941,131
Issue costs	-	(921,567)
At December 31, 2006	92,080,648	$ 40,343,097

In September 2005, the Company completed a private placement financing and issued 22,400,263 units for gross proceeds of $3,808,045. The terms of the private placement were $0.17 per unit with each unit consisting of one common share and one full common share purchase warrant. Each full warrant is priced at $0.21 with a two-year term. The common shares issued pursuant to the private placement are subject to hold periods expiring in January 2006. In connection with this private placement, an arrangement fee of $120,000 was paid to Latitude Resources Plc of London, England which, as a result of participating in this private placement, owned 18.8% of the Company. A finder's fee of $19,712 was paid to a non-related party. Total share issue costs for this private placement totaled $186,529.

In August 2006, the Company issued a total of 44,910,263 units for total gross proceeds of C$8,532,950. Each unit was priced at $0.19 and each unit consisted of one full common share and one full common share purchase warrant. Each full warrant is exercisable at C$0.30 per share until August 28, 2008. If the shares of the Company trade at C$0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders. All of the securities were subject to the customary four month hold period in Canada, which expired December 29, 2006.

A commission of $483,458.50 and 2,544,518 broker's warrants was paid to one party. Each broker warrant is exercisable into one common share and one common share purchase warrant, with the same terms as the units, for a price of 19 cents for a period of two years. Another party was paid a finder's fee of $113,177

and 513,600 warrants. Each warrant is exercisable into one common share at a price of 19 cents for a period of two years.

Cash issue costs totaled $795,822 and have been recorded as a reduction to the value of share capital and the common share purchase warrants. In addition the fair value of the 2,544,518 brokers' warrants and the 513,600 warrants issued for the finder's fee totaling $527,779 have been treated as issue costs and allocated as a reduction to the value of share capital and the common share purchase warrants.

(b) Warrants:

A summary of changes in the warrants to purchase common shares of the Company for the years ended December 31, 2006 and 2005 is set out below:

Expiry date	Value assigned	Number	Average exercise price
As at December 31, 2005	$ -	22,400,263	$ 0.21
Issued for 2006 private placement	2,591,819	44,910,263	0.30
Issued for commission and finder's fee	527,779	3,058,118	0.19
Issue costs	(402,034)	-	-
Outstanding, December 31, 2006	$ 2,717,564	70,368,644	$ 0.27

The following warrants to purchase common shares of the Company were outstanding at December 31, 2006:

Expiry date	Number outstanding	Exercise price
September 2007	22,400,263	$ 0.21
September 2008	44,910,263	0.30 [1]
September 2008	2,544,518	0.19 [2]
September 2008	513,600	0.19
Outstanding, December 31, 2006	70,368,644	

1. If the shares of the Company trade at C$0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.
2. An additional 2,544,518 warrants will be issued upon the exercise of these warrants. The additional warrants are exercisable at C$0.30 per share until August 28, 2008. If the shares of the Company trade at C$0.40 or higher for 20 consecutive days, the warrants will expire 30 days following notice to warrant holders.

The fair value of the warrants was determined at the time of grant using the Black-Scholes option pricing model with the following assumptions:

Expected term	2 years
Average risk-free interest rate	4.33%
Expected dividend yield	nil
Expected stock price volatility	101%

(c) Stock options:

The Company has a stock option plan which permits the Company's Board of Directors to grant stock options to certain employees, directors and consultants. The exercise prices and terms to expiry are determined at the discretion of the Board of Directors but exercise prices may not be lower than the market prices of the common shares on the date of grant, less any discount permitted by the TSX Venture Exchange. The terms to expiry may not exceed five years from the date of grant and all options vest over a period of eighteen months with 25% vesting on the date of grant and 25% every six months thereafter.

The following stock options to purchase common shares of the Company were authorized and outstanding at December 31, 2006:

	Number	Average exercise price
Outstanding, December 31, 2004	2,750,000	$ 0.28
Issued	1,450,000	0.22
Exercised	(35,000)	0.25
Expired	(400,000)	0.27
Outstanding, December 31, 2005	3,765,000	0.26
Issued	750,000	0.26
Expired	(50,000)	0.23
Outstanding, December 31, 2006	4,465,000	$ 0.26

Expiry date	Number outstanding	Exercise price	Exercisable
December 2007	700,000	$ 0.30	700,000
January 2008	100,000	0.23	100,000
June 2008	150,000	0.30	150,000
September 2008	1,250,000	0.26	1,250,000
November 2008	250,000	0.36	250,000
January 2010	815,000	0.25	815,000
October 2010	450,000	0.15	337,500
April 2011	400,000	0.29	200,000
December 2011	350,000	0.22	87,500
Outstanding, December 31, 2006	4,465,000	$ 0.26	3,890,000

(d) Stock based compensation:

During 2006 the Company recognized $119,900 (2005 - $166,600) of stock-based compensation with corresponding increases in the separate stock options category of shareholders' equity.

The weighted average fair value of the option grants for the options granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2006	2005
Expected option lives	5 years	5 years
Risk-free interest rate	3.31 – 3.50%	3.33 – 3.75%
Dividend yield	nil	nil
Volatility	90% – 95%	90%
Weighted average fair value	$ 0.11 - 0.21	$ 0.10 - 0.18

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's warrants and stock options granted and/or vested during the period.

8. Related party transactions

Amounts paid to related parties in the normal course of business are measured at the exchange amount as follows:

		2006		2005
Consulting fees paid to directors	$	143,487	$	79,776
Graphic design fees paid to a brother of the Company's President		25,815		12,389
Amounts paid pursuant to a property agreement to a company controlled by the Company's former Vice President of Exploration		117,726		124,050
Arrangement fee in connection with a private placement paid to a large shareholder of the Company		-		120,000
Financing fee paid to a large shareholder of the Company		20,000		40,000
	$	307,028	$	376,215

9. Segmented information

The Company currently operates in one business segment, being the acquisition and exploration of mineral properties.

(a) Operating segment – The Company's operations are primarily directed towards the acquisition and exploration of resource properties.

(b) Geographic segments – The Company's assets, revenues and expenses by geographic areas are as follows:

	Canada	United States	Mexico	Peru	Total
Assets	$ 7,405,360	$ 3,222,991	$ 405,961	$ -	$ 11,034,312
Interest income	$ 152,254	$ -	$ -	$ -	$ 152,254
Exploration, general and administrative expenses	(1,325,612)	(582,127)	(1,248)	(389,662)	(2,298,649)
Other income (expense)	1,269,288	-	-	-	1,269,288
Net loss for the year	$ 95,930	$ (582,127)	$ (1,248)	$ (389,662)	$ (877,107)

10. Income taxes

Substantially all of the difference between the actual tax expense (recovery) of nil and the expected Canadian federal and provincial statutory tax recovery relates to the tax benefit of losses not currently recognized due to a full valuation allowance having been recorded against those tax benefits.

The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2006 and 2005 are as follows:

	2006	2005
Non-capital losses:		
Canada	$ 2,261,000	$ 2,414,000
United States	490,000	228,000
Capital losses	3,420,000	3,420,000
Mineral property interests and equipment:		
Canada	9,000	-
United States	935,000	262,000
Mexico	37,000	-
	7,152,000	6,549,000
Valuation allowance	(7,152,000)	(6,549,000)
	$ -	$ -

The Company has approximately $7,530,000 of non-capital losses for Canadian tax purposes that expire between 2007 and 2014 and $21,300,000 of capital loss carry forwards which may be carried forward indefinitely to offset future capital gains. The Company also has approximately $820,000 of non-capital losses in the United States which expire between 2023 and 2026. Certain of the Company's losses are restricted in their use.

11. Change in non-cash operating working capital

		2006		2005
Amounts receivable	$	(57,867)	$	(882,750)
Prepaid expenses		(44,617)		33,228
Accounts payable and accrued liabilities		11,095		75,729
	$	(91,389)	$	(773,793)

12. Commitments

The Company is committed to payments under operating leases for equipment and buildings through 2008 in the total amount of $64,799. Annual payments are:

2007	$	55,999
2008		8,800

13. Subsequent events

Shares issued under property agreements

In January 2007, the Company issued 300,000 common shares at $0.29 per share in accordance with the Buckskin-National agreement with Paragon Precious Metals and, 250,000 common shares at $0.22 per share in accordance with the Red Canyon agreement with Miranda Gold Corp.

In March 2007, the Company issued 127,600 common shares at $0.23 per share in accordance with the amended Pine Grove agreement with Carlin Gold Corporation.

Shares issued on exercise of warrants

In February 2007, the Company issued 323,000 common shares at $0.21 per share upon the exercise of warrants.

Stock options

In January 2007, the Company granted 100,000 stock options to an employee, exercisable until January 2012 at a price of $0.30 per share. In February 2007, the Company granted 2,075,000 stock options to management and directors, exercisable until February 2012 at prices ranging from $0.24 to $0.27 per share. All options were granted pursuant to the Company's Stock Option Plan.

Cori Puncho joint venture

In March 2007, the joint venture partners agreed to Romarco's withdrawal from the joint venture. Romarco will return its 50% interest to New Dimension Resources Ltd. ("NDR") and receive a 5% Net Profits Interest on the current claims owned by the joint venture as well as any additional claims acquired by the joint venture in the future. If NDR attracts a new partner for the Cori Puncho Joint Venture, NDR shall pay Romarco 25% of any net cash payments received by NDR, up to a maximum of US$100,000.

ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee), filed April 30, 2007

Ontario Fee Rule

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name: ROMARCO MINERALS INC.

Fiscal year end date used to calculate capitalization: December 31, 2006

(Class 1 reporting issuers - a reporting issuer that is incorporated or organized under the laws of Canada or a jurisdiction in Canada and that has securities listed or quoted on a marketplace in Canada or the USA)

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuers's most recent fiscal year end — 92,080,648 (i)

Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule) — $0.26 (ii)

Market value of class or series — (i) X (ii) = $23,634,032.99 (A)

(Repeat the above calculations for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year) — (B)

Market value of other securities:
(See paragraph 2.11(b) of the Rule)
(Provide details of how value was determined) — (C)

(Repeat for each class or series of securities) — (D)

Capitalization
(Add market value of all classes and series of securities) — (A) + (B) + (C) + (D) = $23,634,032.99

Participation Fee
(From Appendix A of the Rule) - (Fee range = $600 to $50,300) — $600

Appendix A- (under $25 million = $600 Participation Fee)
($25 million to under $50 million = $1,300 Participation Fee)
($50 million to under $100 million = $ 3,200 Participation Fee)
($100 million to under $250 million = $ 6,700 Participation Fee)
($250 million to under $500 million = $14,700 Participation Fee)
($500 million to under $1 billion = $20,500 Participation Fee)
($1 billion to under $5 billion = $29,700 Participation Fee)
($5 billion to under $10 billion = $38,300 Participation Fee)
($10 billion to under $25 billion = $44,700 Participation Fee)
($25 billion and over = $50,300 Participation Fee)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation fee X Number of entire months remaining in the issuer's fiscal year / 12 = (insert number of entire months) — $0.00

Late Fee, if applicable (1% of the Participation Fee per business day) — 0 (insert number of late business days - Max. 25) x 1% = $0.000 — $0.00
(As determined under section 2.5 of the Rule)

Total Fees Payable (including any late fees) — **$600.00**

4/25/07 9:17 AM
Excerpt from the March 17, 2006 (2006) 29 OSCB 2351

1/31/2006	0.220
2/28/2006	0.220
3/31/2006	0.245
4/28/2006	0.360
5/31/2006	0.245
6/30/2006	0.210
7/31/2006	0.190
8/31/2006	0.260
9/29/2006	0.240
10/31/2006	0.250
11/30/2006	0.340
12/29/2006	0.300
Average	0.257

Notice of the meeting and record date, filed April 26, 2007

Computershare

Computershare Trust Company of Canada
510 Burrard Street, 3rd floor
Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.661.9401

April 25, 2007

Dear Sirs: All applicable Exchanges and Commissions

Subject: ROMARCO MINERALS INC

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General Meeting
2. CUSIP/Class of Security entitled to receive notification : 775903206/CA7759032062/COMMON
3. CUSIP/Class of Security entitled to vote : 775903206/CA7759032062/COMMON
4. Record Date for Notice : 15 May 2007
5. Record date for Voting : 15 May 2007
6. Beneficial Ownership determination date : 15 May 2007
7. Meeting Date : 20 Jun 2007
8. Meeting Location : TBA

Sincerely,

"Brian Kim"
Meeting Specialist
Client Services Department
Tel: 604.661.9400 Ext 4139
Fax: 604.661.9401

Material change report, filed March 27, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

March 27, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on March 27, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco divests of Cori Puncho interest and provides drilling update.

5. Full Description of Material Change

Romarco announces that it has divested of it's 50% interest in the Cori Puncho Gold Project in Peru to it's Joint Venture partner New Dimension Resources Ltd. (TSXV:NDR).

Romarco will retain a 5% NSR on the project for as long as the project is held by New Dimension. In the event New Dimension enters into a Joint Venture with another party, Romarco has the ability to re-coup its initial investment by receiving 25% of any cash proceeds to New Dimension up to a maximum of US$100,000. Romarco has written-off the associated deferred costs of $389,662 as at December 31, 2006.

Divesting of this interest allows Romarco to focus on its Pinos Gold Project in Mexico and its Nevada exploration projects.

Pinos Drilling Update:

Romarco has completed five holes to date and has assays pending. Hole PDDH-5 intersected an 8.5 meter wide vein and the drill hole ended in vein – see photos on

Romarco's website (www.romarco.com). Four of the five drill holes have intersected vein or stockwork vein which confirms that the previously mined veins extended to at least 200 meters below the historic workings (which ended at approximately 100 m). Hole PDDH-2 intersecting a cross-cutting fault and missed the vein intersected in Hole PDDH-1 from the same location. Romarco is continuing to sample underground and outcropping veins on the project area – one in particular is the Penitas Vein (on Romarco's 100% property). The Penitas Vein is a 7.5 meter wide vein exposed at surface. Initial channel sample results returned an average of 6 g/t gold and 190 g/t silver.

Pine Grove Drilling Update:

Romarco has assay results pending on the first two reverse circulation holes drilled in the 2007 program. A core drilling rig is anticipated to be on the property in early May to complete the first phase of the 2007 program on the east side of the property. Romarco has plans to drill the Rockland Mine area in 2007 and is waiting on permits.

Tommy Thompson is Romarco's Q.P. on the Pinos Project and Tom Kilbey is Romarco's Q.P. on the Pine Grove Project.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

March 27, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MARCH 27, 2007**

ROMARCO DIVESTS OF CORI PUNCHO INTEREST; ROMARCO DRILLING UPDATE

ROMARCO MINERALS INC. (TSXV: R) announces that it has divested of it's 50% interest in the Cori Puncho Gold Project in Peru to it's Joint Venture partner New Dimension Resources Ltd. (TSXV:NDR).

Romarco will retain a 5% NSR on the project for as long as the project is held by New Dimension. In the event New Dimension enters into a Joint Venture with another party, Romarco has the ability to re-coup its initial investment by receiving 25% of any cash proceeds to New Dimension up to a maximum of US$100,000. Romarco has written-off the associated deferred costs of $389,662 as at December 31, 2006.

Divesting of this interest allows Romarco to focus on its Pinos Gold Project in Mexico and its Nevada exploration projects.

Pinos Drilling Update:

Romarco has completed five holes to date and has assays pending. Hole PDDH-5 intersected an 8.5 meter wide vein and the drill hole ended in vein – see photos on Romarco's website (www.romarco.com). Four of the five drill holes have intersected vein or stockwork vein which confirms that the previously mined veins extended to at least 200 meters below the historic workings (which ended at approximately 100 m). Hole PDDH-2 intersecting a cross-cutting fault and missed the vein intersected in Hole PDDH-1 from the same location. Romarco is continuing to sample underground and outcropping veins on the project area – one in particular is the Penitas Vein (on Romarco's 100% property). The Penitas Vein is a 7.5 meter wide vein exposed at surface. Initial channel sample results returned an average of 6 g/t gold and 190 g/t silver.

Pine Grove Drilling Update:

Romarco has assay results pending on the first two reverse circulation holes drilled in the 2007 program. A core drilling rig is anticipated to be on the property in early May to complete the first phase of the 2007 program on the east side of the property. Romarco has plans to drill the Rockland Mine area in 2007 and is waiting on permits.

Tommy Thompson is Romarco's Q.P. on the Pinos Project and Tom Kilbey is Romarco's Q.P. on the Pine Grove Project.

Romarco Minerals is an advanced stage exploration company with 5 projects in Nevada and one gold district in Zacatecas, Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed March 27, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MARCH 27, 2007**

ROMARCO DIVESTS OF CORI PUNCHO INTEREST; ROMARCO DRILLING UPDATE

ROMARCO MINERALS INC. (TSXV: R) announces that it has divested of it's 50% interest in the Cori Puncho Gold Project in Peru to it's Joint Venture partner New Dimension Resources Ltd. (TSXV:NDR).

Romarco will retain a 5% NSR on the project for as long as the project is held by New Dimension. In the event New Dimension enters into a Joint Venture with another party, Romarco has the ability to re-coup its initial investment by receiving 25% of any cash proceeds to New Dimension up to a maximum of US$100,000. Romarco has written-off the associated deferred costs of $389,662 as at December 31, 2006.

Divesting of this interest allows Romarco to focus on its Pinos Gold Project in Mexico and its Nevada exploration projects.

Pinos Drilling Update:

Romarco has completed five holes to date and has assays pending. Hole PDDH-5 intersected an 8.5 meter wide vein and the drill hole ended in vein – see photos on Romarco's website (www.romarco.com). Four of the five drill holes have intersected vein or stockwork vein which confirms that the previously mined veins extended to at least 200 meters below the historic workings (which ended at approximately 100 m). Hole PDDH-2 intersecting a cross-cutting fault and missed the vein intersected in Hole PDDH-1 from the same location. Romarco is continuing to sample underground and outcropping veins on the project area – one in particular is the Penitas Vein (on Romarco's 100% property). The Penitas Vein is a 7.5 meter wide vein exposed at surface. Initial channel sample results returned an average of 6 g/t gold and 190 g/t silver.

Pine Grove Drilling Update:

Romarco has assay results pending on the first two reverse circulation holes drilled in the 2007 program. A core drilling rig is anticipated to be on the property in early May to complete the first phase of the 2007 program on the east side of the property. Romarco has plans to drill the Rockland Mine area in 2007 and is waiting on permits.

Tommy Thompson is Romarco's Q.P. on the Pinos Project and Tom Kilbey is Romarco's Q.P. on the Pine Grove Project.

Romarco Minerals is an advanced stage exploration company with 5 projects in Nevada and one gold district in Zacatecas, Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed March 5, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MARCH 5, 2007**

ROMARCO INTERCEPTS VEIN TARGET AT ITS PINOS GOLD PROJECT

ROMARCO MINERALS INC. (TSXV: R) announces that it has completed nearly half of the previously announced drill program (see press release dated January 16, 2007) at the Pinos Gold Project, in Zacatecas Mexico.

Romarco is currently drilling the fifth hole of a planned 11 hole program (approximately 1,290 meters of the 3,000 meter program). This program is designed to establish continuity of the vein system below the historic workings which went to a depth of approximately 100 meters.

To date, every hole has intercepted vein or stockwork veining intervals. Veining appears to continue to at least 200 meters below the historic workings.

Samples taken from the vein and stockwork veining are pending assay analysis by Chemex ALS of Vancouver.

The Phase I sampling and drilling programs are focused on the northern portion of the property known as Catanava – this is the least explored area of the property and represents only 4% of the Romarco's land package. The Catanava area is a 50/50 joint venture with Minera Apolo.

Romarco has contracted with R&R Incorporated Servicios de Perforación Insemin S.A. de C.V., a drilling company based in Hermosillo, Sonora,Mexico

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project.

About the Pinos Gold District

The Pinos Gold District comprises more than 3,000 hectares of multi-vein gold systems.

- Discovered by the Spaniards in 1546 – Gold dominant district
- Last mining was in 1941
- Limited modern day exploration
- Historical production estimated at 5 million ounces of gold and 25+ million ounces of silver (as reported by Bethlehem Steel, a previous operator of the project)
- Prior mining was above the water table (approx. 100 m in depth)

- Three known vein systems with continuous strike length of over 5 km
- Numerous additional parallel veins identified through previous drilling but have never been mined

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

Romarco Minerals is an advanced stage exploration company with 5 projects in Nevada and one gold district in Zacatecas, Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed March 5, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

March 5, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on March 5, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco intercepts vein target at its Pinos Gold Project.

5. Full Description of Material Change

Romarco announces that it has completed nearly half of the previously announced drill program (see press release dated January 16, 2007) at the Pinos Gold Project, in Zacatecas Mexico.

Romarco is currently drilling the fifth hole of a planned 11 hole program (approximately 1,290 meters of the 3,000 meter program). This program is designed to establish continuity of the vein system below the historic workings which went to a depth of approximately 100 meters.

To date, every hole has intercepted vein or stockwork veining intervals. Veining appears to continue to at least 200 meters below the historic workings.

Samples taken from the vein and stockwork veining are pending assay analysis by Chemex ALS of Vancouver.

The Phase I sampling and drilling programs are focused on the northern portion of the property known as Catanava – this is the least explored area of the property and

represents only 4% of the Romarco's land package. The Catanava area is a 50/50 joint venture with Minera Apolo.

Romarco has contracted with R&R Incorporated Servicios de Perforación Insemin S.A. de C.V., a drilling company based in Hermosillo, Sonora,Mexico

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

March 5, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **MARCH 5, 2007**

ROMARCO INTERCEPTS VEIN TARGET AT ITS PINOS GOLD PROJECT

ROMARCO MINERALS INC. (TSXV: R) announces that it has completed nearly half of the previously announced drill program (see press release dated January 16, 2007) at the Pinos Gold Project, in Zacatecas Mexico.

Romarco is currently drilling the fifth hole of a planned 11 hole program (approximately 1,290 meters of the 3,000 meter program). This program is designed to establish continuity of the vein system below the historic workings which went to a depth of approximately 100 meters.

To date, every hole has intercepted vein or stockwork veining intervals. Veining appears to continue to at least 200 meters below the historic workings.

Samples taken from the vein and stockwork veining are pending assay analysis by Chemex ALS of Vancouver.

The Phase I sampling and drilling programs are focused on the northern portion of the property known as Catanava – this is the least explored area of the property and represents only 4% of the Romarco's land package. The Catanava area is a 50/50 joint venture with Minera Apolo.

Romarco has contracted with R&R Incorporated Servicios de Perforación Insemin S.A. de C.V., a drilling company based in Hermosillo, Sonora,Mexico

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project.

About the Pinos Gold District

The Pinos Gold District comprises more than 3,000 hectares of multi-vein gold systems.

- Discovered by the Spaniards in 1546 – Gold dominant district
- Last mining was in 1941
- Limited modern day exploration
- Historical production estimated at 5 million ounces of gold and 25+ million ounces of silver (as reported by Bethlehem Steel, a previous operator of the project)
- Prior mining was above the water table (approx. 100 m in depth)

- Three known vein systems with continuous strike length of over 5 km
- Numerous additional parallel veins identified through previous drilling but have never been mined

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

Romarco Minerals is an advanced stage exploration company with 5 projects in Nevada and one gold district in Zacatecas, Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed February 26, 2007

MATERIAL CHANGE REPORT

1. **Reporting Issuer**

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. **Date of Material Change**

February 26, 2007

3. **Press Release**

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on February 26, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. **Summary of Material Change**

Romarco modifies drilling program at Pine Grove and issues stock options.

5. **Full Description of Material Change**

Romarco announces modifications to its 2007 drill program at Pine Grove. The 2007 drill program was initiated in late January (see press release dated January 29, 2007) and is designed to follow up on the results of the 2006 program. To date, two (2) holes of the 2007 program have been completed (PG-34 and PG-35) with assays pending. PG-35 has intersected 1000 feet (304m) of altered, brecciated Tertiary rhyolite from 900 feet (274m) to the bottom of the angle hole at 1900 feet (580m).

Due to the significant intercepts of gold mineralization and altered breccia, Romarco has decided to change from the less efficient Reverse Circulation drilling to the more accurate deep diamond (core) drilling to effectively explore this new hidden mineralization to depths of 1000 feet (304m) to 2000 feet (608m).

Romarco is currently negotiating a contract for the core (diamond drill) rig, which is expected to arrive on site by early April 2007 to complete the drilling program.

This breccia zone intersected in PG-35 was intersected in the bottom portion of the 2006 holes PG-32 and PG-33 where the following assays were returned:

- **PG-32**: 110 meters averaging 0.96 g/t Au (329-439m) within which there are eight 1.5 meter intervals of > 2.00 g/t Au intercepts: 3 meters @ 2.60 g/t Au 416 m (1365 ft.) and a 6 meter interval of 2.9 g/t Au at 427 m (1400 ft.) and above the 110 meter sequence, a 3 meter interval of 5.03 g/t Au was intercepted.

- **PG-33**: 183 meters averaging 0.40g/t Au (232-415m) within which two 4.5 meter intervals averaged 1.9 and 2.0 g/t Au, respectively. The highest grade sample interval obtained within this sequence was 4.3 g/t Au at 323m (1060 ft.)

Romarco also wishes to announce a correction to previously reported intervals for PG-33. In its January 29, 2007 release, Romarco reported 1.5m grading 1.71 g/t gold. The actual portions of the PG-33 interval are higher at two 4.5 meter intervals averaging 1.9 and 2.0 g/t Au, respectively (as correctly noted above). The highest grade sample interval obtained within this sequence was 4.3 g/t Au at 323m (1060 ft.).

These wide gold intercepts indicate the presence of a strong mineralizing system and currently appear to be open at depth. This target is located approximately 2.5 kilometers east of the high-grade, past producing Rockland Mine (also located on the company's land package).

Additional targets remain to be evaluated around the Rockland Mine and Romarco has applied for a Phase II drilling permit in this area.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2 million prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims, and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). The property includes the old Rockland mine, which produced an estimated 50,000 ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite.

Romarco also announces that it has granted 350,000 options to purchase common shares of Romarco at a price of $0.24 per share with an expiry date of February 23, 2012 to an officer of the Company.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

February 26, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **FEBRUARY 26, 2007**

ROMARCO MODIFIES PINE GROVE DRILLING

ROMARCO MINERALS INC. (TSXV: R) announces modifications to its 2007 drill program at Pine Grove. The 2007 drill program was initiated in late January (see press release dated January 29, 2007) and is designed to follow up on the results of the 2006 program. To date, two (2) holes of the 2007 program have been completed (PG-34 and PG-35) with assays pending. PG-35 has intersected 1000 feet (304m) of altered, brecciated Tertiary rhyolite from 900 feet (274m) to the bottom of the angle hole at 1900 feet (580m).

Due to the significant intercepts of gold mineralization and altered breccia, Romarco has decided to change from the less efficient Reverse Circulation drilling to the more accurate deep diamond (core) drilling to effectively explore this new hidden mineralization to depths of 1000 feet (304m) to 2000 feet (608m).

Romarco is currently negotiating a contract for the core (diamond drill) rig, which is expected to arrive on site by early April 2007 to complete the drilling program.

This breccia zone intersected in PG-35 was intersected in the bottom portion of the 2006 holes PG-32 and PG-33 where the following assays were returned:

- **PG-32**: 110 meters averaging 0.96 g/t Au (329-439m) within which there are eight 1.5 meter intervals of > 2.00 g/t Au intercepts: 3 meters @ 2.60 g/t Au 416 m (1365 ft.) and a 6 meter interval of 2.9 g/t Au at 427 m (1400 ft.) and above the 110 meter sequence, a 3 meter interval of 5.03 g/t Au was intercepted.

- **PG-33**: 183 meters averaging 0.40g/t Au (232-415m) within which two 4.5 meter intervals averaged 1.9 and 2.0 g/t Au, respectively. The highest grade sample interval obtained within this sequence was 4.3 g/t Au at 323m (1060 ft.)

Romarco also wishes to announce a correction to previously reported intervals for PG-33. In its January 29, 2007 release, Romarco reported 1.5m grading 1.71 g/t gold. The actual portions of the PG-33 interval are higher at two 4.5 meter intervals averaging 1.9 and 2.0 g/t Au, respectively (as correctly noted above). The highest grade sample interval obtained within this sequence was 4.3 g/t Au at 323m (1060 ft.).

These wide gold intercepts indicate the presence of a strong mineralizing system and currently appear to be open at depth. This target is located approximately 2.5 kilometers east of the high-grade, past producing Rockland Mine (also located on the company's land package).

Additional targets remain to be evaluated around the Rockland Mine and Romarco has applied for a Phase II drilling permit in this area.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2 million prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims, and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). The property includes the old Rockland mine, which produced an estimated 50,000 ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite.

Romarco also announces that it has granted 350,000 options to purchase common shares of Romarco at a price of $0.24 per share with an expiry date of February 23, 2012 to an officer of the Company.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, and one gold district in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed February 26, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **FEBRUARY 26, 2007**

ROMARCO MODIFIES PINE GROVE DRILLING

ROMARCO MINERALS INC. (TSXV: R) announces modifications to its 2007 drill program at Pine Grove. The 2007 drill program was initiated in late January (see press release dated January 29, 2007) and is designed to follow up on the results of the 2006 program. To date, two (2) holes of the 2007 program have been completed (PG-34 and PG-35) with assays pending. PG-35 has intersected 1000 feet (304m) of altered, brecciated Tertiary rhyolite from 900 feet (274m) to the bottom of the angle hole at 1900 feet (580m).

Due to the significant intercepts of gold mineralization and altered breccia, Romarco has decided to change from the less efficient Reverse Circulation drilling to the more accurate deep diamond (core) drilling to effectively explore this new hidden mineralization to depths of 1000 feet (304m) to 2000 feet (608m).

Romarco is currently negotiating a contract for the core (diamond drill) rig, which is expected to arrive on site by early April 2007 to complete the drilling program.

This breccia zone intersected in PG-35 was intersected in the bottom portion of the 2006 holes PG-32 and PG-33 where the following assays were returned:

- **PG-32**: 110 meters averaging 0.96 g/t Au (329-439m) within which there are eight 1.5 meter intervals of > 2.00 g/t Au intercepts: 3 meters @ 2.60 g/t Au 416 m (1365 ft.) and a 6 meter interval of 2.9 g/t Au at 427 m (1400 ft.) and above the 110 meter sequence, a 3 meter interval of 5.03 g/t Au was intercepted.

- **PG-33**: 183 meters averaging 0.40g/t Au (232-415m) within which two 4.5 meter intervals averaged 1.9 and 2.0 g/t Au, respectively. The highest grade sample interval obtained within this sequence was 4.3 g/t Au at 323m (1060 ft.)

Romarco also wishes to announce a correction to previously reported intervals for PG-33. In its January 29, 2007 release, Romarco reported 1.5m grading 1.71 g/t gold. The actual portions of the PG-33 interval are higher at two 4.5 meter intervals averaging 1.9 and 2.0 g/t Au, respectively (as correctly noted above). The highest grade sample interval obtained within this sequence was 4.3 g/t Au at 323m (1060 ft.).

These wide gold intercepts indicate the presence of a strong mineralizing system and currently appear to be open at depth. This target is located approximately 2.5 kilometers east of the high-grade, past producing Rockland Mine (also located on the company's land package).

Additional targets remain to be evaluated around the Rockland Mine and Romarco has applied for a Phase II drilling permit in this area.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist for Romarco.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2 million prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims, and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). The property includes the old Rockland mine, which produced an estimated 50,000 ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite.

Romarco also announces that it has granted 350,000 options to purchase common shares of Romarco at a price of $0.24 per share with an expiry date of February 23, 2012 to an officer of the Company.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, and one gold district in Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed February 14, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **FEBRUARY 14, 2007**

ROMARCO APPOINTS KROL AS TECHNICAL ADVISOR

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce the appointment of Mr. Leendert (Len) G. Krol to the position of Senior Technical Advisor to the Company.

Mr. Krol has been a director of Romarco since 2003 and possesses 34 years of diversified experience in the mining industry including 15 years with Newmont Mining Corporation where Mr. Krol was in charge of international exploration.

Mr. Krol will work with Romarco's technical team (Dr. Tommy Thompson, VP, Exploration and Tom Kilbey, Sr. Geologist) and assist with guiding the exploration programs of Romarco. This is a very significant year for Romarco as it advances several of its projects. With recent results at Pinos and the continuing work there will require a lot of time from Romarco's technical team and the addition of Mr. Krol to the team will be extremely valuable and serve the shareholders well.

Mr. Krol is an independent consultant to the mining industry and was previously President of Brazauro Resources. Mr. Krol also worked with Anglo American Corporation of South America Ltd., De Beers and Anaconda Minerals Company and was an independent consultant for The Dow Chemical Company.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

News release, filed February 14, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **FEBRUARY 8, 2007**

ROMARCO GRANTS OPTIONS

ROMARCO MINERALS INC. (TSXV: R – the "Company") announces it has granted 1,725,000 options to purchase common shares of the Company at a price of $0.27 per share with an expiry date of February 8, 2012 to officers and directors of the Company.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed January 31, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 31, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 31, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco Returns 17 g/t Gold, 196 g/t Silver at Pinos Gold District, Mexico

5. Full Description of Material Change

Romarco announces results from its initial underground channel sampling program at the Pinos Gold District in Mexico. Historically, the Pinos district produced 5 million ounces of gold and 25+ million ounces of silver (reported by Bethlehem Steel).

To date, 46 samples have been collected and assayed by Romarco with five additional samples pending results. These underground channel samples (with the exception of Peñitas, P-1) were taken from the Catanava area utilizing existing shafts and sampling along previously mined veins. The Catanava area is a 50/50 Joint Venture and represents only 4% of the total land package at Pinos.

The underground channel samples were taken from the 5, 10 and 30 meter levels.

The P-1 Peñitas channel sample (averaging 6 g/t gold and 190 g/t silver) is from a six (6) meter wide vein on Romarco's 100% portion of the property. The Infantita underground channel sample returned 17 g/t gold and 17 g/t of silver.

Coarse free gold was experienced at Pinos. To ensure accuracy and avoid erratic assay results that can result from a "nugget effect", Romarco took extra precaution in analyzing the samples and performed three (3) one assay ton fire assays and a one kilogram screen fire assay for each sample. All samples had a very high correlation.

The vein systems contain both coarse and fine gold. It should be noted that the veins sampled contain wallrock fragments which dilute the overall precious metals values. The assays received are consistent with Romarco's expectations for the initial sampling program on the 5, 10 and 30 meter levels. Additional sampling at deeper levels is planned.

Selected sample results from the initial program are set out in the table below. An additional 5 samples contained gold ranging from 3 g/t to 6.4 g/t and an additional 17 samples returned silver assays ranging from 20 g/t to 136 g/t.

PINOS GOLD DISTRICT UNDERGROUND CHANNEL SAMPLES

Sample	Vein	Gold (g/t)	Silver (g/t)
I-1 DUP 1	Infantita	17	17
I-1 DUP 2		13	<5
I-1 DUP 3		13	10
P-1 DUP 1	Peñitas	6	193
P-1 DUP 2		7	189
P-1 DUP 3		6	196
G-2 DUP 1	Guapo	13	25
G-2 DUP 2		13	22
G-2 DUP 3		13	22
T3-1 DUP 1	Tanous	6	37
T3-1 DUP 2		6	34
T3-1 DUP 3		6	38
T3-2 DUP 1	Tanous	5	28
T3-2 DUP 2		5	26
T3-2 DUP 3		5	28
T3-3 DUP 1	Tanous	3	18
T3-3 DUP 2		2	28
T3-3 DUP 3		3	18
T3-4 DUP 1	Tanous	5	16
T3-4 DUP 2		5	20
T3-4 DUP 3		5	24

Sample	Vein	Gold (g/t)	Silver (g/t)
T3-5 DUP 1	Tanous	7	14
T3-5 DUP 2		7	20
T3-5 DUP 3		6	19
T3-6 DUP 1	Tanous	7	13
T3-6 DUP 2		7	<5
T3-6 DUP 3		7	10
T3-7 DUP 1	Tanous	7	15
T3-7 DUP 2		7	5
T3-7 DUP 3		6	10
T1A-2 DUP 1	Tanous	5	23
T1A-2 DUP 2		5	29
T1A-2 DUP 3		5	25
G-1 DUP 1	Guapo	3	19
G-1 DUP 2		3	26
G-1 DUP 3		3	23
G-3 DUP 1	Guapo	2	51
G-3 DUP 2		2	47
G-3 DUP 3		2	46
SM-3 DUP 1	San Miguel	3	83
SM-3 DUP 2		2	89
SM-3 DUP 3		2	84

Romarco recently completed a geologic mapping program of the Catanava portion of the Pinos property, and a follow-up sampling program will begin shortly.

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project. The assays were prepped in the ALS Chemex lab in Guadalajara, Mexico. The analysis for gold and silver were performed by ALS Chemex in Vancouver, Canada.

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

January 31, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 31, 2007**

ROMARCO RETURNS 17 G/T GOLD, 196 G/T SILVER AT PINOS GOLD DISTRICT, MEXICO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce results from its initial underground channel sampling program at the Pinos Gold District in Mexico. Historically, the Pinos district produced 5 million ounces of gold and 25+ million ounces of silver (reported by Bethlehem Steel).

To date, 46 samples have been collected and assayed by Romarco with five additional samples pending results. These underground channel samples (with the exception of Peñitas, P-1) were taken from the Catanava area utilizing existing shafts and sampling along previously mined veins. The Catanava area is a 50/50 Joint Venture and represents only 4% of the total land package at Pinos.

The underground channel samples were taken from the 5, 10 and 30 meter levels.

The P-1 Peñitas channel sample (averaging 6 g/t gold and 190 g/t silver) is from a six (6) meter wide vein on Romarco's 100% portion of the property. The Infantita underground channel sample returned 17 g/t gold and 17 g/t of silver.

Coarse free gold was experienced at Pinos. To ensure accuracy and avoid erratic assay results that can result from a "nugget effect", Romarco took extra precaution in analyzing the samples and performed three (3) one assay ton fire assays and a one kilogram screen fire assay for each sample. All samples had a very high correlation.

The vein systems contain both coarse and fine gold. It should be noted that the veins sampled contain wallrock fragments which dilute the overall precious metals values. The assays received are consistent with Romarco's expectations for the initial sampling program on the 5, 10 and 30 meter levels. Additional sampling at deeper levels is planned.

Selected sample results from the initial program are set out in the table below. An additional 5 samples contained gold ranging from 3 g/t to 6.4 g/t and an additional 17 samples returned silver assays ranging from 20 g/t to 136 g/t.

PINOS GOLD DISTRICT UNDERGROUND CHANNEL SAMPLES

Sample	Vein	Gold (g/t)	Silver (g/t)
I-1 DUP 1	Infantita	17	17
I-1 DUP 2		13	<5
I-1 DUP 3		13	10
P-1 DUP 1	Peñitas	6	193
P-1 DUP 2		7	189
P-1 DUP 3		6	196
G-2 DUP 1	Guapo	13	25
G-2 DUP 2		13	22
G-2 DUP 3		13	22
T3-1 DUP 1	Tanous	6	37
T3-1 DUP 2		6	34
T3-1 DUP 3		6	38
T3-2 DUP 1	Tanous	5	28
T3-2 DUP 2		5	26
T3-2 DUP 3		5	28
T3-3 DUP 1	Tanous	3	18
T3-3 DUP 2		2	28
T3-3 DUP 3		3	18
T3-4 DUP 1	Tanous	5	16
T3-4 DUP 2		5	20
T3-4 DUP 3		5	24
T3-5 DUP 1	Tanous	7	14
T3-5 DUP 2		7	20
T3-5 DUP 3		6	19
T3-6 DUP 1	Tanous	7	13
T3-6 DUP 2		7	<5
T3-6 DUP 3		7	10
T3-7 DUP 1	Tanous	7	15
T3-7 DUP 2		7	5
T3-7 DUP 3		6	10
T1A-2 DUP 1	Tanous	5	23
T1A-2 DUP 2		5	29
T1A-2 DUP 3		5	25
G-1 DUP 1	Guapo	3	19
G-1 DUP 2		3	26
G-1 DUP 3		3	23
G-3 DUP 1	Guapo	2	51
G-3 DUP 2		2	47
G-3 DUP 3		2	46
SM-3 DUP 1	San Miguel	3	83
SM-3 DUP 2		2	89
SM-3 DUP 3		2	84

Romarco recently completed a geologic mapping program of the Catanava portion of the Pinos property, and a follow-up sampling program will begin shortly.

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project. The assays were prepped in the ALS Chemex lab in Guadalajara, Mexico. The analysis for gold and silver were performed by ALS Chemex in Vancouver, Canada.

Pinos Gold District

The Pinos Gold District comprises more than 3,000 hectares of multi-vein gold systems.

- Discovered by the Spaniards in 1546 – Gold dominant district
- Last mining was in 1941
- Limited modern day exploration
- Historical production estimated at 5 million ounces of gold and 25+ million ounces of silver (as reported by Bethlehem Steel, a previous operator of the project)
- Prior mining was above the water table (approx. 100 m in depth)
- Three known vein systems with continuous strike length of over 5 km
- Numerous additional parallel veins identified through previous drilling but have never been mined

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

Romarco Minerals is an advanced stage exploration company with 5 projects in Nevada and one gold district in Zacatecas, Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed January 31, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 31, 2007**

ROMARCO RETURNS 17 G/T GOLD, 196 G/T SILVER AT PINOS GOLD DISTRICT, MEXICO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce results from its initial underground channel sampling program at the Pinos Gold District in Mexico. Historically, the Pinos district produced 5 million ounces of gold and 25+ million ounces of silver (reported by Bethlehem Steel).

To date, 46 samples have been collected and assayed by Romarco with five additional samples pending results. These underground channel samples (with the exception of Peñitas, P-1) were taken from the Catanava area utilizing existing shafts and sampling along previously mined veins. The Catanava area is a 50/50 Joint Venture and represents only 4% of the total land package at Pinos.

The underground channel samples were taken from the 5, 10 and 30 meter levels.

The P-1 Peñitas channel sample (averaging 6 g/t gold and 190 g/t silver) is from a six (6) meter wide vein on Romarco's 100% portion of the property. The Infantita underground channel sample returned 17 g/t gold and 17 g/t of silver.

Coarse free gold was experienced at Pinos. To ensure accuracy and avoid erratic assay results that can result from a "nugget effect", Romarco took extra precaution in analyzing the samples and performed three (3) one assay ton fire assays and a one kilogram screen fire assay for each sample. All samples had a very high correlation.

The vein systems contain both coarse and fine gold. It should be noted that the veins sampled contain wallrock fragments which dilute the overall precious metals values. The assays received are consistent with Romarco's expectations for the initial sampling program on the 5, 10 and 30 meter levels. Additional sampling at deeper levels is planned.

Selected sample results from the initial program are set out in the table below. An additional 5 samples contained gold ranging from 3 g/t to 6.4 g/t and an additional 17 samples returned silver assays ranging from 20 g/t to 136 g/t.

PINOS GOLD DISTRICT UNDERGROUND CHANNEL SAMPLES

Sample	Vein	Gold (g/t)	Silver (g/t)
I-1 DUP 1	Infantita	17	17
I-1 DUP 2		13	<5
I-1 DUP 3		13	10
P-1 DUP 1	Peñitas	6	193
P-1 DUP 2		7	189
P-1 DUP 3		6	196
G-2 DUP 1	Guapo	13	25
G-2 DUP 2		13	22
G-2 DUP 3		13	22
T3-1 DUP 1	Tanous	6	37
T3-1 DUP 2		6	34
T3-1 DUP 3		6	38
T3-2 DUP 1	Tanous	5	28
T3-2 DUP 2		5	26
T3-2 DUP 3		5	28
T3-3 DUP 1	Tanous	3	18
T3-3 DUP 2		2	28
T3-3 DUP 3		3	18
T3-4 DUP 1	Tanous	5	16
T3-4 DUP 2		5	20
T3-4 DUP 3		5	24
T3-5 DUP 1	Tanous	7	14
T3-5 DUP 2		7	20
T3-5 DUP 3		6	19
T3-6 DUP 1	Tanous	7	13
T3-6 DUP 2		7	<5
T3-6 DUP 3		7	10
T3-7 DUP 1	Tanous	7	15
T3-7 DUP 2		7	5
T3-7 DUP 3		6	10
T1A-2 DUP 1	Tanous	5	23
T1A-2 DUP 2		5	29
T1A-2 DUP 3		5	25
G-1 DUP 1	Guapo	3	19
G-1 DUP 2		3	26
G-1 DUP 3		3	23
G-3 DUP 1	Guapo	2	51
G-3 DUP 2		2	47
G-3 DUP 3		2	46
SM-3 DUP 1	San Miguel	3	83
SM-3 DUP 2		2	89
SM-3 DUP 3		2	84

Romarco recently completed a geologic mapping program of the Catanava portion of the Pinos property, and a follow-up sampling program will begin shortly.

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project. The assays were prepped in the ALS Chemex lab in Guadalajara, Mexico. The analysis for gold and silver were performed by ALS Chemex in Vancouver, Canada.

Pinos Gold District

The Pinos Gold District comprises more than 3,000 hectares of multi-vein gold systems.

- Discovered by the Spaniards in 1546 – Gold dominant district
- Last mining was in 1941
- Limited modern day exploration
- Historical production estimated at 5 million ounces of gold and 25+ million ounces of silver (as reported by Bethlehem Steel, a previous operator of the project)
- Prior mining was above the water table (approx. 100 m in depth)
- Three known vein systems with continuous strike length of over 5 km
- Numerous additional parallel veins identified through previous drilling but have never been mined

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

Romarco Minerals is an advanced stage exploration company with 5 projects in Nevada and one gold district in Zacatecas, Mexico.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Material change report, filed January 29, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 29, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 29, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco Targets Strong Mineralized System

5. Full Description of Material Change

Romarco has initiated a follow up drill program on it's Pine Grove property in Lyon County, Nevada. The 2006 Phase I program intersected wide zones of mineralization:

- PG-32 110 meters averaging 0.96 g/t Au (329-439m) within which there are the following intercepts: 3 meters @ 2.60 g/t Au and eight 1.5 meter intervals of > 2.00 g/t Au.
- PG-33 183 meters averaging 0.40 g/t Au (232-415m) within which a 1.5 meter interval averaged 1.71 g/t Au.

These wide gold intercepts indicate the presence of a strong mineralizing system and currently appear to open at depth under PG-32 and PG-33. This target is located approximately 2.5 kilometers east of the high-grade, past producing Rockland Mine (also located on the company's land package).

Romarco's winter 2007 Phase II program is underway and will test deeper reaches pf the +100 meter thick brecciated dome defined by the broad PG-32 and PG-33 intercepts. The

new program will also test exposed + 1g/t gold vein systems that propagate downward to the deep breccia zone. These targets follow up on the results from Phase I. Approximately 2,300 meters will be drilled in the current program.

Additional targets remain to be evaluated around the Rockland Mine and Romarco has applied for a drilling permit in this area.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims, and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent (includes silver). The property includes the old Rockland mine, which produced an estimated 50,000 ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite. .

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

January 29, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 29, 2007**

ROMARCO TARGETS STRONG MINERALIZED SYSTEM

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that it has initiated a follow up drill program on it's Pine Grove property in Lyon County, Nevada. The 2006 Phase I program intersected wide zones of mineralization:

- PG-32 110 meters averaging 0.96 g/t Au (329-439m) within which there are the following intercepts: 3 meters @ 2.60 g/t Au and eight 1.5 meter intervals of > 2.00 g/t Au.
- PG-33 183 meters averaging 0.40 g/t Au (232-415m) within which a 1.5 meter interval averaged 1.71 g/t Au.

These wide gold intercepts indicate the presence of a strong mineralizing system and currently appear to open at depth under PG-32 and PG-33. This target is located approximately 2.5 kilometers east of the high-grade, past producing Rockland Mine (also located on the company's land package).

Romarco's winter 2007 Phase II program is underway and will test deeper reaches pf the +100 meter thick brecciated dome defined by the broad PG-32 and PG-33 intercepts. The new program will also test exposed + 1g/t gold vein systems that propagate downward to the deep breccia zone. These targets follow up on the results from Phase I. Approximately 2,300 meters will be drilled in the current program.

Additional targets remain to be evaluated around the Rockland Mine and Romarco has applied for a drilling permit in this area.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims, and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent

(includes silver). The property includes the old Rockland mine, which produced an estimated 50,000 ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed January 29, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 29, 2007**

ROMARCO TARGETS STRONG MINERALIZED SYSTEM

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that it has initiated a follow up drill program on it's Pine Grove property in Lyon County, Nevada. The 2006 Phase I program intersected wide zones of mineralization:

- PG-32 110 meters averaging 0.96 g/t Au (329-439m) within which there are the following intercepts: 3 meters @ 2.60 g/t Au and eight 1.5 meter intervals of > 2.00 g/t Au.
- PG-33 183 meters averaging 0.40 g/t Au (232-415m) within which a 1.5 meter interval averaged 1.71 g/t Au.

These wide gold intercepts indicate the presence of a strong mineralizing system and currently appear to open at depth under PG-32 and PG-33. This target is located approximately 2.5 kilometers east of the high-grade, past producing Rockland Mine (also located on the company's land package).

Romarco's winter 2007 Phase II program is underway and will test deeper reaches pf the +100 meter thick brecciated dome defined by the broad PG-32 and PG-33 intercepts. The new program will also test exposed + 1g/t gold vein systems that propagate downward to the deep breccia zone. These targets follow up on the results from Phase I. Approximately 2,300 meters will be drilled in the current program.

Additional targets remain to be evaluated around the Rockland Mine and Romarco has applied for a drilling permit in this area.

Romarco's Qualified Person on the project is Tom Kilbey, Senior Geologist.

The Pine Grove Project, located in the Walker Lane Mineral Belt of western Nevada, is a joint venture with Carlin Gold (TSXV: CGD). Romarco is earning a 60% interest in the project by completing expenditures of US$2MM prior to December 31, 2009, with an option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years of Romarco's initial earn-in.

The property consists of 142 unpatented claims, and is located in the Pine Grove mining district, which has estimated historic production of approximately 290,000 ounces gold equivalent

(includes silver). The property includes the old Rockland mine, which produced an estimated 50,000 ounces of gold between 1870 and the late 1930's. Pine Grove has excellent potential for discovery of multiple bonanza-grade veins associated with a Tertiary-age bimodal volcanic suite.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed January 18, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 16, 2007**

ROMARCO COMMENCES DRILLING AT PINOS GOLD DISTRICT, MEXICO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that drilling has commenced at the Pinos Gold Project, in Zacatecas Mexico. Romarco has contracted with R&R Incorporated Servicios de Perforación Insemin S.A. de C.V., a drilling company based in Hermosillo, Sonora, Mexico.

Romarco will be drilling 11 holes (approximately 3,000 meters) to test continuity of the known vein systems at depth and along strike.

All samples from the initial underground sampling program are in the lab and results are pending. Chemex ALS of Vancouver is performing the analysis. Additional sampling programs will continue on the property.

The Phase I sampling and drilling programs are focused on the northern portion of the property known as Catanava – this is the least explored area of the property and represents only 4% of the Company's land package. The Catanava area is a 50/50 joint venture with Minera Apolo.

Pinos Gold District

The Pinos Gold District comprises more than 3,000 hectares of multi-vein gold systems.

- Discovered by the Spaniards in 1546 – Gold dominant district
- Last mining was in 1941 – limited modern day exploration
- Historical production – 5 million ounces of gold @ 60 g/t and 25+ million ounces of silver @500 g/t (as reported by Bethlehem Steel, a previous operator of the project)
- Prior mining was above the water table (approx. 100 m in depth)
- Three known vein systems with continuous strike length of over 5km
- Numerous additional parallel veins identified through previous drilling but never mined

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

Material change report, filed January 18, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 16, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 16, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco commences drilling at Pinos Gold District, Mexico

5. Full Description of Material Change

Drilling has commenced at the Pinos Gold Project, in Zacatecas Mexico. Romarco has contracted with R&R Incorporated Servicios de Perforación Insemin S.A. de C.V., a drilling company based in Hermosillo, Sonora, Mexico.

Romarco will be drilling 11 holes (approximately 3,000 meters) to test continuity of the known vein systems at depth and along strike.

All samples from the initial underground sampling program are in the lab and results are pending. Chemex ALS of Vancouver is performing the analysis. Additional sampling programs will continue on the property.

The Phase I sampling and drilling programs are focused on the northern portion of the property known as Catanava – this is the least explored area of the property and represents only 4% of the Company's land package. The Catanava area is a 50/50 joint venture with Minera Apolo.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

January 16, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 16, 2007**

ROMARCO COMMENCES DRILLING AT PINOS GOLD DISTRICT, MEXICO

ROMARCO MINERALS INC. (TSXV: R) is pleased to announce that drilling has commenced at the Pinos Gold Project, in Zacatecas Mexico. Romarco has contracted with R&R Incorporated Servicios de Perforación Insemin S.A. de C.V., a drilling company based in Hermosillo, Sonora, Mexico.

Romarco will be drilling 11 holes (approximately 3,000 meters) to test continuity of the known vein systems at depth and along strike.

All samples from the initial underground sampling program are in the lab and results are pending. Chemex ALS of Vancouver is performing the analysis. Additional sampling programs will continue on the property.

The Phase I sampling and drilling programs are focused on the northern portion of the property known as Catanava – this is the least explored area of the property and represents only 4% of the Company's land package. The Catanava area is a 50/50 joint venture with Minera Apolo.

Pinos Gold District

The Pinos Gold District comprises more than 3,000 hectares of multi-vein gold systems.

- Discovered by the Spaniards in 1546 – Gold dominant district
- Last mining was in 1941 – limited modern day exploration
- Historical production – 5 million ounces of gold @ 60 g/t and 25+ million ounces of silver @500 g/t (as reported by Bethlehem Steel, a previous operator of the project)
- Prior mining was above the water table (approx. 100 m in depth)
- Three known vein systems with continuous strike length of over 5 km
- Numerous additional parallel veins identified through previous drilling but have never been mined

Additional information on the Pinos Gold District, including maps and photos, is available at Romarco's website at www.romarco.com.

Tommy Thompson, VP Exploration, is Romarco's Qualified Person on the project.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE, WHICH HAS BEEN PREPARED BY MANAGEMENT.

Material change report, filed January 9, 2007

MATERIAL CHANGE REPORT

1. Reporting Issuer

Romarco Minerals Inc. ("Romarco")
1500 - 885 West Georgia Street
Vancouver, BC V6C 3E8

2. Date of Material Change

January 9, 2007

3. Press Release

A press release with respect to the material change referred to in this Report was issued by Romarco (TSXV: R) in Vancouver, British Columbia on January 9, 2007, a copy of which is attached to this Report as Schedule "A". The press release was disseminated through CCNMatthews.

4. Summary of Material Change

Romarco and Carlin Gold amend terms at Pine Grove

5. Full Description of Material Change

Romarco and Carlin Gold Corporation (TSXV: CGD) have entered into a binding Letter of Intent to amend the terms of the Option Agreement on the Pine Grove Project located in the Walker Lane Mineral Belt of Nevada.

During 2006 Romarco spent a total of approximately US$418,000 on the project for the Phase I drilling program. Due to delays in permitting, Romarco has not been able to spend the balance of the 2006 work expenditure requirement totalling approximately US$182,000.

The parties have agreed to continue the Option Agreement and grant an extension of the shortfall expenditures into 2007. For consideration of this extension, Romarco will issue to Carlin Gold US$25,000 in the capital stock of Romarco subject to approval by the TSX Venture Exchange and has agreed to make up to US$40,000 in payments required by underlying agreements.

Additionally, Romarco will have a firm work commitment of 7500 feet of drilling on the east side of the property to follow up on the results from Phase I drilling and 3500 feet of drilling in the Rockland Mine area – where historic production is estimated between

18,000 to 35,000 ounces of gold grading 2.6 opt gold and 50.1 opt silver from banded epithermal veins, a geologic setting for gold mineralization comparable to the Sleeper and Midas bonanza vein districts in Nevada

The Pine Grove property consists of 142 unpatented lode mining claims covering approximately 2,840 acres, and is situated in the Walker Lane Mineral Belt, approximately 23 miles south of the town of Yerington. Romarco has an Option Agreement with Carlin Gold Corp. to earn a 60% (70% under certain conditions) interest in the Pine Grove Project by spending US$ 2 million in exploration and project holding costs prior to December 31, 2009. Romarco may at its discretion accelerate such expenditures in order to earn its interest at an earlier date. Upon the completion of its earn-in, Romarco shall have, for a period of 90 days, the option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years.

Romarco is the Operator of the Project during the term of the Agreement. Romarco's Qualified Person at Pine Grove is Mr. Mark Reischman. Dr. Tommy Thompson, Romarco's V.P. Exploration, is overseeing the exploration program.

6. Reliance on Subsections 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

For further information, please contact Ralf Langner, Chief Financial Officer and Corporate Secretary at (604) 688-9271.

9. Date of Report

January 9, 2007

SCHEDULE "A"

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 9, 2007**

ROMARCO AND CARLIN GOLD AMEND TERMS AT PINE GROVE

ROMARCO MINERALS INC. (TSXV: R) announces that the Company and Carlin Gold Corporation (TSXV: CGD) have entered into a binding Letter of Intent to amend the terms of the Option Agreement on the Pine Grove Project located in the Walker Lane Mineral Belt of Nevada.

During 2006 Romarco spent a total of approximately US$418,000 on the project for the Phase I drilling program. Due to delays in permitting, Romarco has not been able to spend the balance of the 2006 work expenditure requirement totalling approximately US$182,000.

The parties have agreed to continue the Option Agreement and grant an extension of the shortfall expenditures into 2007. For consideration of this extension, Romarco will issue to Carlin Gold US$25,000 in the capital stock of Romarco subject to approval by the TSX Venture Exchange and has agreed to make up to US$40,000 in payments required by underlying agreements.

Additionally, Romarco will have a firm work commitment of 7500 feet of drilling on the east side of the property to follow up on the results from Phase I drilling and 3500 feet of drilling in the Rockland Mine area – where historic production is estimated between 18,000 to 35,000 ounces of gold grading 2.6 opt gold and 50.1 opt silver from banded epithermal veins, a geologic setting for gold mineralization comparable to the Sleeper and Midas bonanza vein districts in Nevada

The Pine Grove property consists of 142 unpatented lode mining claims covering approximately 2,840 acres, and is situated in the Walker Lane Mineral Belt, approximately 23 miles south of the town of Yerington. Romarco has an Option Agreement with Carlin Gold Corp. to earn a 60% (70% under certain conditions) interest in the Pine Grove Project by spending US$ 2 million in exploration and project holding costs prior to December 31, 2009. Romarco may at its discretion accelerate such expenditures in order to earn its interest at an earlier date. Upon the completion of its earn-in, Romarco shall have, for a period of 90 days, the option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years.

Romarco is the Operator of the Project during the term of the Agreement. Romarco's Qualified Person at Pine Grove is Mr. Mark Reischman. Dr. Tommy Thompson, Romarco's V.P.

Exploration, is overseeing the exploration program.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

News release, filed January 9, 2007

ROMARCO MINERALS INC.

885 West Georgia, Suite 1500
Vancouver, British Columbia
Canada V6C 3E8

Tel: (604) 688-9271
Fax: (604) 688-9274
info@romarco.com

PRESS RELEASE

FOR IMMEDIATE RELEASE **JANUARY 9, 2007**

ROMARCO AND CARLIN GOLD AMEND TERMS AT PINE GROVE

ROMARCO MINERALS INC. (TSXV: R) announces that the Company and Carlin Gold Corporation (TSXV: CGD) have entered into a binding Letter of Intent to amend the terms of the Option Agreement on the Pine Grove Project located in the Walker Lane Mineral Belt of Nevada.

During 2006 Romarco spent a total of approximately US$418,000 on the project for the Phase I drilling program. Due to delays in permitting, Romarco has not been able to spend the balance of the 2006 work expenditure requirement totalling approximately US$182,000.

The parties have agreed to continue the Option Agreement and grant an extension of the shortfall expenditures into 2007. For consideration of this extension, Romarco will issue to Carlin Gold US$25,000 in the capital stock of Romarco subject to approval by the TSX Venture Exchange and has agreed to make up to US$40,000 in payments required by underlying agreements.

Additionally, Romarco will have a firm work commitment of 7500 feet of drilling on the east side of the property to follow up on the results from Phase I drilling and 3500 feet of drilling in the Rockland Mine area – where historic production is estimated between 18,000 to 35,000 ounces of gold grading 2.6 opt gold and 50.1 opt silver from banded epithermal veins, a geologic setting for gold mineralization comparable to the Sleeper and Midas bonanza vein districts in Nevada

The Pine Grove property consists of 142 unpatented lode mining claims covering approximately 2,840 acres, and is situated in the Walker Lane Mineral Belt, approximately 23 miles south of the town of Yerington. Romarco has an Option Agreement with Carlin Gold Corp. to earn a 60% (70% under certain conditions) interest in the Pine Grove Project by spending US$ 2 million in exploration and project holding costs prior to December 31, 2009. Romarco may at its discretion accelerate such expenditures in order to earn its interest at an earlier date. Upon the completion of its earn-in, Romarco shall have, for a period of 90 days, the option to elect to earn an additional 10% interest (total 70%) by committing to take the project to final feasibility within three years.

Romarco is the Operator of the Project during the term of the Agreement. Romarco's Qualified Person at Pine Grove is Mr. Mark Reischman. Dr. Tommy Thompson, Romarco's V.P.

Exploration, is overseeing the exploration program.

Romarco is an advanced stage exploration company engaged in the acquisition, exploration and development of precious metals mineral properties. Romarco's management and Board of Directors are comprised of senior mining executives who have extensive experience identifying, developing, financing and operating precious metals deposits in the Americas. It is Romarco's goal to become a producer through development of its own projects as well as through the acquisition of advanced stage projects. Romarco currently has five exploration projects in Nevada, one in Mexico and one in Peru.

For further information, please contact Diane Garrett, President and C.E.O. at (830) 634-7489 or by e-mail at **dgarrett@romarco.com** or Mr. Ralf Langner, C.F.O. at (604) 688-9271 or by e-mail at **rlangner@romarco.com**.

ON BEHALF OF ROMARCO MINERALS INC.

"Diane R. Garrett"

Diane R. Garrett,
President and C.E.O.

Technical report, filed January 3, 2007

Summary Report
On the
Buckskin-National Project,
Humboldt County, Nevada

By

Tommy B. Thompson, PhD
V.P., Exploration

December 2006

For

Romarco Minerals Inc.

Table of Contents

1. Introduction and Terms of Reference 1
   1.1 Introduction 1
   1.2 Terms of Reference 1
   1.3 Purpose of Report 1
   1.4 Sources of Information 1
   1.5 Field Examination 4
2. Disclaimer 4
3. Property Description and Location 4
   3.1 Area of the Property 4
   3.2 Location 4
   3.3 Claims and Title 5
      3.3.1 Paragon Precious Metals, LLC 5
      3.3.2 Buckskin National Mine Ltd. and John Bell 6
   3.4 Property Survey 7
   3.5 Location of Mineralized Zones and Mine Workings 8
   3.6 Environmental Liabilities 8
   3.7 Permits 8
4. Accessibility, Climate, Local Resources, Infrastructure and Physiography 9
5. History 10
   5.1 Mining History 10
   5.2 Exploration History 11
      5.2.1 ASARCO Inc. 11
      5.2.2 Queenstake Resources U.S.A. Inc. 12
      5.2.3 Cameco U.S. Inc. 14
      5.2.4 Recent Activity 14
6. Geological Setting 15
   6.1 Regional Geology 15
   6.2 Buckskin-National Project Area Geology 16
      6.2.1 Overview 16
      6.2.2 Structure 16
      6.2.3 Alteration and Mineralization 18
7. Deposit Types 19
8. Mineralization 20
   8.1 Bell Vein Production 20
   8.2 Bell Vein Mineralogy 20
   8.3 Drill Hole Multi-Element Geochemistry 21
      8.3.1 Overview 21
      8.3.2 Mercury 22
      8.3.3 Antimony 23
      8.3.4 Selenium 23
      8.3.5 Arsenic 24
      8.3.6 Gold 25
      8.3.7 Base Metals 25
   8.4 Generalized Associated Element Zoning 25

9. Exploration 26
10. Drilling 26
10.1 Geochemical Data From 2005-2006 Drilling 27
11. Sampling Method and Approach 28
12. Sample Preparation, Analyses and Security 28
13. Data Verification 28
14. Adjacent Properties 28
15. Mineral Processing and Metallurgical Testing 29
16. Mineral Resource and Mineral Reserves Estimate 29
17. Other Relevant Data and Information 29
18. Interpretation and Conclusions 29
19. Recommendations 30
19.1 Recommended Exploration Program 30
20. References 31
21. Certificate and Consent of Qualified Person 32

List of Figures

Figure 1 Buckskin National Project - Regional Location Map 2
Figure 2 Buckskin National Project - Claim Boundaries and Mine Workings 3
Figure 3 Buckskin National Project - Geology Map 17
Figure 4 Buckskin National Project - Geologic Cross section 17
Figure 5 Buckskin National Project - X-section with Geochemical Data 27

List of Tables

Table 1 Queenstake Resources U.S.A. Inc. Drill Hole Results 14

Appendices

Appendix 1: Mining Claim Data:
Unpatented Lode Mining Claims Owned by Paragon Precious Metals, LLC 33
Unpatented Lode Mining Claims Owned by Buckskin National Mine, Ltd. 36
Unpatented Lode Mining Claims Owned by John Bell 36

SUMMARY

This report provides a summary of the mining and exploration history, land tenure, geology, and gold discovery potential of the Buckskin-National Project located in Humboldt County, Nevada. The project area is located in the north-central part of the state approximately 13 miles (21 km) south of the Oregon border and 56 miles (90 km) north-northeast of the town of Winnemucca, Nevada.

Buckskin-National is a dome-related, epithermal bonanza gold and silver exploration project located in the historic National Mining District. Situated along the northwest extension of the Carlin Trend, the district has produced some of the richest gold ores ever mined in the United States. Other bonanza districts that are geologically analogous to Buckskin-National include the rich gold-silver deposits mined at Hishikari, Japan; Midas and Sleeper, Nevada; Bodie, California; and Republic, Washington. These deposits represent the type, size, and richness of bonanza deposits that may be discovered at Buckskin-National Project.

The geology at Buckskin-National involves an elongate, mid-Miocene (15 ma) composite dome complex that focused extensive and intensive hydrothermal alteration and mineralization. The top of Buckskin Mountain is comprised of silicified collapse and eruptive breccia deposits with local hot spring sinter. Underlying these rocks is a 3,000-foot (914 m) thick section of gently east-dipping rhyolite and quartz-feldspar porphyry dome complex rocks. Northerly-trending rhyolite and latite porphyry dikes cut the dome complex. Broad zones of strongly anomalous geochemistry have been found in drill holes, including: 1,100 feet (335 m) averaging 677 ppm arsenic; 1,040 feet (317 m) averaging 19.5 ppm mercury; 680 feet (207 m) averaging 520 ppm antimony; and 560 feet (170 m) averaging 156 ppm selenium. The Bell Vein, situated on the lower east slope of Buckskin Mountain, trends northerly and dips 65 to 75 degrees west. High grade ore found along this vein is comprised of multi-phase, banded quartz-chalcedony veining with the principal economic minerals consisting of naumannite, pyrargyrite, miargyrite, tetrahedrite, and electrum. Silica pseudomorphs after platy calcite are present at the Hatch tunnel level on the Bell Vein.

Mercury ore was mined at various times during the 1900's from both underground and surface workings located on the north side at the top of Buckskin Mountain; however, complete production records are not available. From about 1908 to 1941, underground mining along the Bell Vein yielded approximately 24,000 ounces (0.75 t) of gold and 300,000 ounces (9.3 t) of silver from ore averaging 0.7 ounces gold and 8.8 ounces silver per ton (24.0 g/t gold and 302 g/t silver). Three miles (5 km) to the northwest of Buckskin Mountain, the National and Birthday Veins yielded at least 175,000 ounces (5.44 t) of gold and 457,000 ounces (14.2 t) of silver from high-grade ore. A significant portion of this production came from the famous "Electrum" (or "Stall Brothers") Stope on the National Vein that averaged 17 ounces of gold per ton (583 g/t). Recent exploration at Buckskin-National was initiated by ASARCO, INC., in 1978. From 1978 to 1984, ASARCO undertook geological mapping, sampling, and the drilling of seven widely spaced exploration holes. Queenstake Resources USA Inc., in a joint venture with ASARCO, completed additional sampling and then drilled ten short holes across the Bell Vein during 1986-87. Cameco US Inc., in a joint venture with Queenstake, drilled two holes during 1992. No significant work has been conducted in the project area since that time.

The Buckskin-National property consists of 103 unpatented lode mining claims in which Romarco has secured a 100% operating interest by way of agreements with three private parties. Romarco has entered into a Mining Lease Agreement with Paragon Precious Metals, LLC giving Romarco control of 90 unpatented lode mining claims, comprising approximately 800 acres (324 ha). These 90 claims cover much of the prospective area at Buckskin. Additionally, Romarco has entered into Due Diligence License Agreements with an option to convert to Mining Lease Agreements with two other parties (Buckskin National Mine, Ltd. and Mr. John Bell). These two agreements collectively give Romarco control of 13 unpatented lode mining claims that cover the underground workings on the previously productive Bell Vein.

It is this author's interpretation that the Buckskin-National Project clearly demonstrates the potential for discovery of high grade, bonanza vein and breccia-hosted deposits that could contain multi-million ounces of gold and tens or hundreds of million ounces of silver. Support for this interpretation is based on the following:

- The geological setting is analogous to major bonanza gold/silver districts worldwide,
- The chemistry of the hydrothermal system is classical for the deposits sought,
- The intensity and extent of the hydrothermal alteration and mineralization is evidence that a potent hydrothermal system was active in Mid-Miocene time,
- The Bell Vein has yielded mineralization of the type sought,
- On the basis of previous production from the district, ore grades could be multiple ounces gold per ton, and
- The property is situated along the northwestward projection of one of the major gold belts in the world.

Large areas of the property, along with numerous targets indicated by geological re-interpretation and geochemical data, remain untested at Buckskin. Additionally, the down-dip and strike extensions of the Bell Vein have never been adequately drill tested.

In June, 2004 an exploration program was begun that consisted of geologic mapping of surface outcrops and accessible mine workings and a grid of soil samples that extended over the prospective area. The geologic mapping and soil geochemical data clearly document vein and breccia-hosted systems that warrant follow-up core drilling.

1. Introduction and Terms of Reference

1.1 Introduction

This report provides a summary of the exploration and production history, geological setting, and gold/silver discovery potential of the Buckskin-National Project, a volcanic-hosted, epithermal bonanza vein exploration project located in Humboldt County, Nevada (See Figure 1). Romarco Minerals Inc. ("Romarco") has recently acquired a 100% leasehold interest on 90 unpatented lode mining claims from Paragon Precious Metals LLC, a private Nevada Corporation, that control a large portion of the hydrothermally altered and mineralized area at Buckskin. Additionally, Romarco has secured Due Diligence License Agreements with two additional private parties to control small groups of lode mining claims within the Paragon claim group that cover the previously-productive Bell Vein. Geologic mapping of surface and mine exposures combined with soil geochemical analyses further support the interpretation that significant gold and silver potential exist on the controlled lands.

1.2 Terms of Reference

Dr. Tommy B. Thompson, V.P. of Exploration is Romarco Minerals Qualified Person who prepared this summary report on the Buckskin-National Project. The report has been prepared to conform to the guidelines of National Instrument 43-101 and Form 43-101F1 and will be submitted as a Technical Report to the TSX Venture Exchange ("TSX").

Romarco is a TSX Venture Exchange Tier 2 company that trades under the symbol R. Currency used throughout this report is the United States of America Dollar.

1.3 Purpose of Report

The purpose of this report is to provide an assessment of the evidence of value, and demonstrate the exploration and discovery potential of the Buckskin-National Project area. The major land holding in the project area is a claim group held by Paragon Precious Metals, LLC. The evidence of value and discovery potential is easily demonstrated by a review of the known geological characteristics at Buckskin-National, and by the results from previous and on-going exploration programs. Based on this determination, a recommendation is contained herein for a continuation of a comprehensive drilling program to further evaluate the entire project area for bonanza gold/silver deposits.

1.4 Sources of Information

Outside sources of information utilized in the undertaking of this report consist of exploration, geological reports available in the public record and from private corporate files. In addition, current on-going Romarco exploration data are incorporated. Where cited, references are referred to in the text by author and date. Complete references are provided in Section 20 References.

Figure 1. Buckskin location map along the Northern Nevada Rift near the Ken Synder mine at Midas.


Northern Nevada Rift (NNR) Along Eastern Magnetic Linear
Buckskin is along the Western Margin of the NNR
Note there is a 2nd sub-parallel magnetic linear
NEVADA
TOTAL MAGNETIC FIELD
Processed by Paterson, Grant and Watson Ltd.
GEOSOFT Software for the Earth Sciences

Figure 2. Claim Map of the Buckskin Project, Nevada


Buckskin National Mine Ltd. claim group
Halcyon Mine
Halcyon Adit
Hatch Adit
Buckskin Mountain
Mercury Mine Area
Bell Vein
South Adit
Buckskin Slide
John Bell claim group
Buckskin-National Project Boundary
BN-1
BN-2
BN-3
BN-4
BN-5
BN-7
BN-8
BN-10
BN-11
BN-12
BN-13
BN-14
BN-15
BN-16
BN-17
BNR-1
BNR-2
N
Existing drill holes
Vertical
Angle
0
300
600
meters
0
1,000
2,000
feet
Romarco Minerals, Inc.
Buckskin-National Project
Humboldt County, Nevada
Drill Holes and Mine Workings
Claim Blocks Outlined

1.5 *Field Examination*

The author of this report, Tommy B. Thompson, a Certified Professional Geologist (#10875), has visited the Buckskin-National Project area on numerous occasions beginning in the mid-1990's and worked at the exploration site from June through October, 2004, July-October, 2005, and July-October, 2006 conducting geologic mapping, supervising soil sampling over the entire area, and supervising core drilling programs in 2005 and 2006.

2. Disclaimer

In the preparation of this technical report the author has relied on information in public and private reports and data generated by efforts during the 2004-2005-2006 field seasons. Reports by Vikre (1985) and Hatch (1992), in which the latter was written three years prior to Mr. Hatch acquiring a land ownership position in the project area, provided historical data.

3. Property Description and Location

3.1 Area of the Property

The Buckskin-National Project property consists of a total of 103 unpatented lode mining claims that cover approximately 2032 acres (822 hectares). Figure 2 shows the location of the lode mining claims that constitute the Buckskin-National Project area.

3.2 Location

Buckskin-National is located in the National District, Humboldt County, Nevada, approximately 13 miles (21 km) south of the Oregon border and 56 miles (90 km) north-northeast of the town of Winnemucca. The claims comprising the project area cover portions of sections 2, 3, 10, 11, 12, 13, 14 and 15, Township 45 North, Range 39 East, Mount Diablo Meridian. Central within the Project area is Buckskin Mountain, which, at an elevation of 8743' (2665 m), is one of the higher peaks along the crest of the Santa Rosa Range. The abandoned gold/silver mining camp of National is located approximately 3 miles (5 km) northwest of Buckskin Mountain. The peak of Buckskin Mountain, which is roughly the center of the project area, is situated at approximately 454,156E and 4,626,344N in Universal Transverse Mercator (UTM) system coordinates, 1927 North American Datum (NAD27), Zone 11. Figures 1 and 2 depict the location of the Project area at regional and local scales.

3.3 *Claims and Title*

Romarco has acquired a 100% operating interest in the 103 unpatented lode mining claims that currently comprise the Buckskin-National Project. This interest is subject to the terms and obligations of agreements between Romarco and three private parties. These private parties are Paragon Precious Metals, Buckskin-National Mine Ltd., and John Bell, and their mining claims collectively cover all of the known prospective areas within the Buckskin-National Project area. The author has reviewed the land status of the project area and finds that all mining claims appear to be valid and in good standing.

3.3.1 Paragon Precious Metals, LLC

Paragon Precious Metals, LLC, a privately held Nevada corporation, controls 90 unpatented lode mining claims on Buckskin Mountain comprising approximately 1600 acres (650 ha). The claims owned by Paragon are not subject to any underlying encumbrances. The terms of this agreement are as follows:

1. Romarco shall assume (from the date of closing) all BLM land holding costs and County holding costs during the term of the agreement.

2. Romarco reimbursed Paragon for the 2003 BLM land holding costs and County holding costs.

3. Romarco made a payment of $30,000 to Paragon upon execution of the agreement.

4. Romarco shall issue to Paragon 1,500,000 of its common shares as per the schedule set out below. Each share will be capped at US$1.00 whereby on each anniversary date, Paragon will receive the lesser of 300,000 shares or the share equivalent of US$300,000 save and except for the December 31, 2004 share distribution which will be guaranteed at 300,000 shares regardless of the share price. All subsequent share distributions (beyond the December 31, 2004 distribution) will be subject to the US$1.00 cap provision.

   The following is the 1,500,000 common share distribution requirements and deadlines:

Share Distribution Amount	Date
300,000 common shares	upon TSX-V approval of the agreement
300,000 common shares	By December 31, 2004
300,000 common shares	By December 31, 2005
300,000 common shares	By December 31, 2006
300,000 common shares	By December 31, 2007

5. Romarco will make a cash payment to Paragon on each anniversary date of the agreement with the first payment due in 2004 in the amount of $40,000 and escalating by $10,000 each year to a maximum of $100,000 per year and then continuing at that rate for the term of the agreement.

6. Romarco will assign a Net Smelter Returns royalty (NSR) to Paragon under the following schedule:

NSR (%)	Gold Price (US $)
3.0	< 300.00
3.5	300.01 to 350.00
4.0	350.01 to 450.00
4.5	450.01 to 550.00
5.0	> 550.01

7. In the event of a sale or transfer of 50% or more of the Buckskin National Project to a non-affiliated third party, Paragon shall receive a lump sum payment of $500,000 on such sale or transfer and the underlying payment schedule and NSR will remain in effect.

8. Romarco will not be required to incur any fixed amount of work expenditure obligations during the term of the lease. It is Romarco's full intention to advance the project for the benefit of its shareholders; however, it is equally important that Romarco have flexibility in its expenditures so that it can respond appropriately to given market conditions.

9. Romarco may at its discretion, acquire additional claims in and around the Buckskin Property which will be staked in Romarco's name. However, upon termination of the agreement by Romarco, these additional claims will be transferred to Paragon.

10. Romarco may terminate the agreement by giving Paragon 30 days notice in writing at any time during the term of the agreement. In the event Romarco terminates the agreement between July 1 and September 1 of any year, Romarco will be obligated to make the BLM claim maintenance fee payment for that year.

3.3.2 Buckskin National Mine Ltd. and John Bell

Adjacent to, and mostly surrounded by, the claims owned by Paragon are ten unpatented lode mining claims controlled by Buckskin National Mine Ltd., a privately held Nevada Corporation, that encompass approximately 190 acres (77ha), and three unpatented lode mining claims controlled by John Bell that encompass approximately 62 acres (25ha). These thirteen claims control the underground workings on the previously productive Bell Vein, along with some historic structures that will be used as lodging during the field programs. Romarco has entered into separate Due Diligence License Agreements with these two claim owners which allow Romarco to address the exploration potential of the ground under a framework that does not expose Romarco to any possible responsibility for previous disturbances on the property. Romarco holds an option to convert from a Due Diligence License Agreement to a Mining Lease Agreement.

The collective terms of these two agreements are as follows:

1. Romarco shall assume (from the date of closing) all BLM land holding costs and County holding costs during the term of the agreement.

2. Romarco made a total payment of $26,000 to Buckskin and John Bell, collectively, upon execution of the agreement.

3. Romarco will make a total cash payment to Buckskin and John Bell on each anniversary date of the agreement according to the following schedule:

   10.1 $26,000 on the first anniversary date (2004)
   $26,000 on the second anniversary date (2005)
   $30,000 on the third anniversary date (2006)
   $34,000 on the fourth anniversary date (2007)
   $38,000 on the fifth anniversary date (2008)
   $40,000 on the sixth anniversary date (2009)
   $40,000 continuing on each anniversary date for the term of the agreement

4. Romarco will assign a Net Smelter Returns royalty (NSR) to Buckskin and John Bell under the following schedule:

NSR (%)	Gold Price (US $)
3.0	< 300.00
3.5	300.01 to 350.00
4.0	350.01 to 400.00
4.5	400.01 to 500.00
5.0	> 500.00

5. Romarco will commit to work expenditures totaling $200,000 by December 31, 2005. It is Romarco's full intention to advance the project for the benefit of its shareholders; however, it is equally important that Romarco have flexibility in its expenditures so that it can respond appropriately to given market conditions.

6. Romarco may terminate the agreement by giving Buckskin 30 days notice in writing at any time during the term of the agreement. In the event Romarco terminates the agreement between July 1 and September 1 of any year, Romarco will be obligated to make the BLM claim maintenance fee payment for that year.

3.4 Property Survey

None of the currently active claims in the project area have been surveyed by a Registered Land Surveyor. It is believed that the currently active mining claims constituting the property were located according to accepted industry standards.

3.5 Location of Mineralized Zones and Mine Workings

The locations of known mineralized zones and mine workings are shown on Figure 2.

3.6 Environmental Liabilities

During 1996, the Forest Service conducted a remediation program to deal with alleged contamination of stream waters by the water flowing out of the main access adit of the Bell Vein (the Hatch adit), which is located on claims owned by Buckskin National Mines, Ltd. Prior to the remediation, which was conducted under the Comprehensive Environmental Response Compensation and Liability Act (CERCLA), this water flowed into the mine dump and then into the tailings pile prior to entering the North Fork of the Little Humboldt River. Remediation activities included diverting the outflow water around the dump and tailings, rebuilding the tailings dam and covering part of the tailings with soil and rock. At the same time, a small amount of rock and soil was placed over the soil adjacent to a small old mercury retort on the upper east side of Buckskin peak. Under CERCLA, a list of Potentially Responsible Parties was created to determine which parties were responsible for the alleged problem, and therefore, who would be required to pay for the remediation. Buckskin National Mine Ltd. was on the list, however, the Forest Service has stated that they would not pursue recovery of the costs from them, at least at the present time.

A small remediation effort, consisting of the placing of a few tons of dirt around an historical mercury retort site, was conducted in 1998 on claim BKSKN 7 owned by Paragon Precious Metals LLC. No additional remediation obligation or liability is known to occur with this site, and no additional environmental issues are known to exist on claims owned by Paragon Precious Metals.

The project lies within an area that has been inventoried by the USFS as a Roadless Area. The General Mining Law of 1872, as amended, gives U.S. citizens the right to prospect, explore, and develop locatable minerals on public domain lands including National Forest lands. This includes Roadless areas which do not infringe on these rights. As stated in the Final EIS on Roadless Area Conservation:

> *"Exploration and development of locatable mineral resources are non- discretionary activities. This means that the Forest Service cannot prohibit reasonably necessary activities associated with the exploration, prospecting, or development of valuable mineral deposits."*

Discussions with the Winnemucca USFS office indicates that they are aware of the rights conferred by the General Mining Law and that they cannot unduly restrict mining activities. As on any of the National Forest Service lands, however, they will regulate locatable mineral operations to prevent or minimize damage to the NFS surface resources.

3.7 Permits

The Humboldt-Toiyabe National Forests, Santa Rosa Ranger District, of the United States Forest Service has jurisdiction over surface activities for the Buckskin-National Project

area, and the U.S. Bureau of Land Management administers the mineral rights. Prior to causing significant surface disturbances on Forest Service lands, a Plan of Operations is prepared and submitted to the District Ranger for review and approval. Since the Winnemucca, Nevada office for the Santa Rosa Ranger District does not employ a minerals specialist, the District Ranger in Winnemucca has asked minerals specialists in the Elko office of the Humboldt-Toiyabe National Forests to handle the Plan of Operations for activities at Buckskin. The Forest Service has been straightforward in their handling of requests in recent years for exploration permits at Buckskin. Two modified Plans of Operation were submitted in early-2005, and approval for 15 drill holes was given by the U.S. Forest Surface in late May.

4. Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the project area is provided by a good graded gravel road leading east-southeast from U.S. Highway 95 at a point approximately 60 miles (97 km) north of Winnemucca and 14 miles (23 km) south of the town of McDermitt. This road, the Canyon Creek Road, is followed up Canyon Creek for approximately 12 miles (19 km) to a pass called Windy Gap on the crest of the Santa Rosa Range. From Windy Gap, a dirt road leads 1 mile (1.6 km) northerly into a network of dirt roads within the property. An alternative access route from U.S. 95 involves taking Nevada State Hwy. 88 into Paradise Valley, and then the graded dirt road over Hinkey Summit and on to Windy Gap. Travel within much of the property from late spring to late autumn is possible by 4-wheel drive and high clearance vehicles. However, deep snow accumulations during the winter thru late spring prevent vehicle access in the area unless the roads are cleared.

Winnemucca is one of the major gold mining communities within Nevada. Large open pit and underground gold mines at Florida Canyon (Apollo Gold), Hycroft-Lewis (Vista Gold), Twin Creeks (Newmont Mining), Getchell/Turquoise Ridge (Placer Dome/Newmont JV), Marigold (Glamis Gold), and Midas (Newmont Mining) are (or were) largely staffed out of Winnemucca. Additionally, the town of McDermitt was once the supporting community for the Cordero Mine, the largest mercury mine in the Nevada and the last operating mercury mine in the United States.

Topography within the project area is generally moderately steep, with 25° to 35° slope angles in many places. Two distinctive areas on the mountain, the "Buckskin Slide" located on the southwest side of the peak, and the "Buckskin Cirque" located on the northwest side, exhibit the steepest terrain. Buckskin Mountain, which has a peak elevation of 8743' (2665m), acquired its name from the light tan "buckskin" color of limonite stain, which is evident in the Buckskin Slide and elsewhere on the property.

Vegetation consists of low sagebrush, grasses, and flowering annuals, with a few "groves" of limber pine and mountain mahogany. Other low alpine bushes, especially buck brush, cover portions of the upper eastern slope of the mountain. Due to the elevation and its location in northern-most Nevada, Buckskin Mountain can receive significant amounts of snowfall during normal precipitation years. Accumulations and drifts in excess of 10 feet (3m)

deep are possible, especially on the eastern and northern slopes, and can remain until late June or July.

5. History

5.1 Mining History

The National District was first mined in 1907 and has yielded a recorded total of approximately 200,000 ounces (6.2 t) of gold and 750,000 ounces (23.3 t) of silver. Most of this production came from the National Vein, which is located three miles (5 km) to the northwest of Buckskin Mountain, and a lesser amount was produced from the nearby Birthday Vein. Spectacular ore from the "Electrum" or "Stall Brothers" stope on the National Vein totaled about 8,500 tons (7.7 t) at an average grade of 17 ounces gold and 19 ounces silver per ton (583 g/t gold and 651 g/t silver). During the mining of this orebody, very coarse electrum was commonly found, and gold values were often reported in ounces per pound.

On Buckskin Mountain, the Buckskin National Mine claims were first located in 1906 by W.J. Bell and G.B. Ward along what became known as the Bell Vein. The Bell Vein trends northerly, dips west at roughly 62° to 75°, and crops out along the eastern flank of Buckskin Mountain at about the 7900 feet (2408m) elevation. Intermittent mining to 1941 by the Buckskin National Mining Company or their lessees yielded approximately 24,000 ounces (0.075 t) of gold and 300,000 ounces (9.3 t) of silver from approximately 34,000 tons (30,845 t) of ore (Vikre, 1985). If these numbers are correct, the average tenor of the ore was therefore approximately 0.7 ounces gold and 8.8 ounces silver per ton (24 g/t gold and 302 g/t silver). The principal mine workings accessing the Bell Vein include the Hatch, Halcyon, and South adits. The Hatch adit was the principal production tunnel and consists of 835 ft (255 m) of cross-cut to the vein and limited additional cross-cut beyond the vein. Drifting and stoping along the vein were conducted on this level and along four lower levels at 100-foot (30.5 m) intervals accessed by a winze. Ore shoots averaged two to three feet (0.6 to 1 m) in width, ranged from less than 50 to 250 feet (15 to 76 m) in strike length, and extended up to at least 400' (122 m) along dip. A second vein, called the Lawrey Vein, was discovered while extending the Halcyon adit cross-cut westward towards the Bell Vein. Located 650 ft (198 m) from the portal and roughly parallel to the Bell Vein, the Lawrey Vein reportedly carried a thin streak of ruby silver, and was drifted on a short distance both north and south from the Halcyon adit.

Significant amounts of mercury were produced from cinnabar-bearing hot spring sinter, silicified epiclastic sediments and collapse breccia, and rhyolite flow dome on the northern top of Buckskin Mountain. The mercury ore was mined from both underground workings and from a small open cut situated at the head of Buckskin Cirque. Five different reduction plants apparently related to the mercury mining are known to exist; two are situated just below the top of Buckskin Mountain on the east side, and three are located down along Canyon Creek a few miles west of Buckskin Mountain. A private company called Mertec held claims for many years that covered the top of Buckskin Mountain, including the mercury mine areas.

5.2 Exploration History

5.2.1 ASARCO Inc.

ASARCO Inc. initiated the first "modern" exploration effort of the Buckskin-National Project area in 1978 and was active seasonally until 1985. Exploration activities included surface and underground mapping and sampling, minor geophysics (VLF-EM), and the drilling of five core holes (BN-1 thru 5) and two rotary reverse-circulation drill holes (BNR-1 and 2). ASARCO's land package included leases on the Buckskin National Mine Ltd. and Mertec claims, and additional claims located by ASARCO. ASARCO geologist Peter Vikre published two articles in Economic Geology (Vikre, 1985_a, and Vikre, 1987), and one map by the Nevada Bureau of Mines and Geology (Vikre, 1985_b), based on his studies conducted as part of ASARCO's exploration program.

Core hole BN-1, drilled due west at an inclination of -44° to a depth of 2031.7 feet (619 m) in 1979, was designed to test for a down-dip extension of previously stoped Bell Vein mineralization. For logistical reasons, i.e., not having to build a drill site, the hole was collared adjacent to the Hatch adit and therefore well out in the footwall of the Bell Vein. The hole was apparently not surveyed, as is indicated by ASARCO and Queenstake x-sections that show the hole as a straight line. It is suspected, however, that the inclination of the hole increased from the collar down, as is known to have occurred with Cameco drill holes BN-16 and 17. No banded veining was encountered in the hole, although some single-phase veining was noted in deeper intercepts that were also anomalous in gold. The best gold intercepts were 10ft @ 0.018 oz/ton from 1910 to 1920ft, 10ft @ 0.023 oz/ton from 1920 to 1930ft, and 20ft @ 0.01 oz/ton from 1980 to 2000ft. Three different assay laboratories were used for assaying BN-1 samples. When the three intercepts noted above were assayed by a second laboratory, all returned nil, yet the interval from 1400 to 141ft' returned 0.005 oz/ton by the first laboratory but 0.021 oz/ton by the second. Clearly, there are some problems with the quality of these data, which could be resolved by re-sampling the remaining core. It was ASARCO's interpretation that one of the better gold intercepts noted above may be the down-dip projection of the Bell Vein. However, a plot of the geometry of the hole and the geometry of the underground workings on the Bell Vein indicates that BN-1 never reached the Bell Vein, and may have been terminated as much as 100 feet (30.5 m) or more short of intercepting it (much greater if the hole increased in inclination as suspected). This interpretation is supported by the lack of banded quartz veining in any of these intercepts, which still should be evident at this depth even if ore grades of gold and/or silver are not present. Thus, the current interpretation is that BN-1 fell short of intercepting the Bell Vein at depth.

ASARCO geologist Peter Vikre first suggested that the hot springs sinter deposits on the top of Buckskin Mountain, along with the occurrence of gold/silver prospects on the slopes both to the north and south, indicate that Bell Vein analogues may exist under the central part of mountain. Core hole BN-2, which was completed during the summer of 1980, was the first hole drilled to address this concept. BN-2 was drilled due west at a -30° inclination from the upper eastern slope of Buckskin Mountain to a total depth of 1958ft (597 m). Since the hole was apparently not surveyed, a steepening of the hole has been interpreted for plotting on x-section 40,400N that is based on the known steepening of BN-16 and 17. The highest gold intercept, 2 ft @ 0.04 oz/ton, occurred at a depth of 1105ft; other intercepts include 10ft @ 0.02 oz/ton from

1158 to 1168ft, and numerous 10ft intervals assaying 0.01 oz/ton. After completing BN-2, it was interpreted (Vikre, 1985_a) that a number of relatively deep intercepts consisting of stibnite-bearing quartz-kaolinite-pyrite breccia may be the upper alteration/mineralization zones or apices of gold/silver-bearing veins that are similar in chemistry and geometry to the Bell Vein.

In an attempt to drill under the stibnite-bearing breccia intercepts in BN-2, BN-3 was drilled June to September 1981 from a site along the road leading to the Hatch and Halcyon adits. Drilled due west to a total depth of 2,050ft (625 m), the inclination of the hole increased from -30° at the collar to -45° below 250ft (76.2 m). Because of the significant steepening, the hole would have gone underneath the target zones even if it had continued to greater depth. Only a small portion of the hole was split and assayed, and no significant gold values were found.

BN-4 was then collared in September of 1981 at an elevation between BN-2 and BN-3 and was drilled due west at -30° in a further attempt to test below the breccia zones penetrated in BN-2. The hole was terminated, however, at 525ft (160 m) due to the onset of winter weather and was never split and assayed.

Two rotary reverse-circulation drill holes, BNR-1 and BNR-2, were completed in 1983 to test for disseminated mineralization below the sinter deposits on the top of Buckskin Mountain. BNR-1, drilled vertically to 500ft (152 m), encountered 10ft of 0.012 oz/ton gold from 470 to 480ft. BNR-2, drilled vertically to 700ft (213 m), did not encounter significant gold mineralization. Neither hole was deep enough to penetrate the zone where significant gold and silver mineralization would be expected.

After assessing their exploration strategy, ASARCO decided that a more effective way of drilling below the breccia zones in BN-2 would be to drill due east from the west side of Buckskin Mountain. In 1984, three drill roads were constructed on the upper west slope of the mountain. BN-5 was then collared from the lowest road at an inclination of about -58° on a due east bearing. As with BN-4, BN-5 was terminated due to the onset of winter, and it was apparently cased to the total depth of 352ft (107.3 m). This was the final activity performed in the project area by ASARCO. Associated element geochemical results from all of these holes will be further discussed later in this report.

5.2.2 Queenstake Resources U.S.A. Inc.

Queenstake Resources U.S.A. Inc. entered into a joint venture agreement with ASARCO in late 1985, and initiated a core drilling program designed to prove up a minable resource along the Bell Vein. Ten drill holes (BN-6 thru 15), all of which were relatively short in length, were drilled during 1986 and 1987 in an attempt to achieve that goal. Additional work conducted by Queenstake during subsequent years included metallurgical testing, limited soil geochemistry, and mapping. This work allowed Queenstake to earn their joint venture interest with ASARCO, and ASARCO subsequently reduced their interest to a non-participating net-profits royalty. As part of their program, Queenstake had aerial photography flown over the Project area from which an orthophoto topographic map was created. A non-earth grid system was established, with the bench mark on the peak of Buckskin Mountain being coordinate point N40000, E20000.

The table below is a summary of the best gold and silver intercepts from Queenstake's drill holes.

Table 1
Queenstake Resources U.S.A. Inc. Drill Hole Results

DH No.	From	To	Interval	Oz/ton Au	Oz/ton Ag
BN-6	166.9	170.8	3.9'	0.424	1.74
BN-7	316.5	320.0	3.5'	0.273	0.40
BN-8	107.4	110.7	3.3'	0.084	0.43
BN-9	215.9	220.0	4.1'	0.735	0.87
BN-10	201.0	204.4	3.4'	0.151	1.92
BN-11	364.7	369.8	5.1'	0.313	0.44
and	376.5	378.0	1.5'	0.878	25.57
BN-12	368.0	371.0	3.0'	0.152	0.92
or	365.0	374.0	9.0'	0.104	1.13
BN-13	300.3	305.0	4.7'	0.101	1.01
BN-14	Nil				
BN-15	326	328	2.0'	0.478	3.41

Cameco re-sampled portions of BN-6 in 1992 with the following results. The Bell Vein intercept from 170 to 170.8ft assayed 0.588 oz/ton, 3ft of the hangingwall from 167 to 170ft assayed 0.246 oz/ton, and a 2.3ft zone of veining in the footwall from 187 to 189.3ft assayed 0.055 oz/ton.

Based on the results of their core drilling and on underground sampling data, Queenstake calculated a mineral inventory along the Bell Vein of 138,351 tons (125,512 t) averaging 0.363 oz/ton gold (12.4 g/t) and 3.37 oz/ton silver (115.5 g/t) as itemized below (Table 2). This estimate was made prior to implementation of NI 43-101 standards, and consequently the calculated tonnages should not be considered to be a resource or reserve.

Table 2. Mineral Inventory Determined by Queenstake.

		Grade: oz/ton		Contained Ounces	
	Tons	Au	Ag	Au	Ag
Measured	5,720	0.649	3.73	3,712	21,336
Indicated	72,181	0.340	3.53	24,549	254,713
Inferred	60,450	0.363	3.15	21,960	190,194
Total	138,351	0.363	3.37	50,221	466,243

Metallurgical testing undertaken by Queenstake indicates that flotation and cyanidization provides greater than 95% recovery, whereas combined gravity and cyanidization without floatation did not give acceptable results.

5.2.3 Cameco U.S. Inc.

Cameco U.S. Inc. entered into a joint venture with Queenstake in early 1992 and drilled two core holes (BN-16 and 17) during the summer of 1992 to test for Bell Vein analogues occurring under the stibnite-bearing breccia zones in BN-2. These two east-bearing angle core holes were drilled from the upper west side of Buckskin Mountain along roughly the same east-west section as BN-2 (Hatch, 1992). BN-16 was drilled to a total depth of 1870ft (570 m), and BN-17 was drilled to a total depth of 1530ft (466 m).

The highest gold assay from BN-16 was the 5ft @ 0.016 oz/ton from the interval 325 to 330ft. This value, although low from an economic viewpoint, was quite a surprise as the interval lies within a zone of intense kaolinite alteration. The interval contains a minor amount of quartz and weak iron oxides, but both of these are not of greater magnitude than within other nearby samples containing significantly less gold. It is possible that a "spike" of liquid dominated hydrothermal phases deposited the gold in rock that was later subjected to acid alteration. The second highest assay from BN-16 was 1ft @ 0.01 oz/ton which is from the interval 1675.4 to 1676.4ft. This interval was comprised of pyrite+quartz veinlets in silicified and argillized rhyolite containing 5%± disseminated pyrite.

The highest gold assay for in BN-17 was 7.3ft @ 0.022 oz/ton from 1127.7 to 1135ft. The interval consists of strongly oxidized, brecciated, argillized and silicified rhyolite with some open space quartz and fine quartz stringers. Other significant gold intervals in BN-17 were 6.2ft @ 0.01 oz/ton from 856.3 to 862.5ft and 1ft @ 0.011 oz/ton from 1103.3 to 1104.3ft. Both of these consisted of similar silicification, argillization, and brecciation with minor quartz veinlets.

Cameco terminated the joint venture with Queenstake late 1992.

5.2.4 Recent Activity

Upon receiving the property back from Cameco, Queenstake subsequently dropped the leases then in effect with Mertec and Buckskin National Mine Ltd. Due to a new BLM regulation that required mining claim holders to pay $200 per claim to keep their claims in effect as of September 1, 1993, all mining claims in the project area were abandoned as of that date except for the thirteen controlled by Buckskin National Mine Ltd. Three of these thirteen claims were transferred to John Bell to allow Buckskin National Mine Ltd. and John Bell to maintain the claims under the small miner exemption which allows holders of ten or fewer lode claims to continue to file assessment work to maintain the claims in good standing.

The first "BKSKN" lode mining claims now owned by Paragon Precious Metals were located in September 1995 by Robert Hatch, who then added additional claims in September 1996. The property was joint-ventured to a Toronto-based junior exploration company in 1997; however, the investment market for junior exploration companies was so severely impacted by the Bre-X scandal (and others) and the dropping price of gold, that the company could not fund exploration of the project. The joint venture was subsequently terminated in October, 2000. Mr. Hatch formed Paragon Precious Metals, LLC in early 2001 to take ownership of the property and

located additional claims in December 2002 that brought the total number of BKSKN claims to 90.

6. Geological Setting

6.1 Regional Geology

The Buckskin-National Project occurs within a 3,000ft (914 m) thick section of mid-Miocene extrusive dome complex rocks overlying Triassic-Jurassic slates, siltstones, and quartzites (Vikre, 1985) and basaltic flows and flow breccias. The Mesozoic rocks are exposed along the lower portions of Canyon Creek southwest of Buckskin Mountain, and throughout a large area further to the south in the Santa Rosa Range. Large plutons of Cretaceous granodiorite intrude the Mesozoc rocks in the Granite peak area eight miles south of Buckskin Mountain and elsewhere in the Santa Rosa Range further south of the project area. Vikre (1985) suggests that the pre-Tertiary rocks were eroded into considerable relief prior to deposition of the Miocene sequence, thereby implying that uplift of the area both pre-dated and post-dated the Miocene volcanism.

Potassium-argon dating by Vikre (1985_a) of the volcanic rocks indicates that they range from about 20 Ma to 14.5 Ma in age. Numerous epithermal gold/silver and mercury districts in northern Nevada are hosted in, and/or are genetically related to, volcanic rocks of this age. Examples include the Midas District, Sleeper Mine, Ivanhoe District, Mule Canyon Mine, Buckhorn Mine, and the McDermitt District (Hg) which is located in the McDermitt caldera directly to the west-northwest of Buckskin Mountain.

Rhyolite intrusives are well exposed at National, but are represented by high-level domes and related outflows at Buckskin Mountain. It may be that the National area, which is 1000ft to 2700ft (305 to 823 m) lower in elevation than the Buckskin area, has been eroded considerably deeper than Buckskin (rather than structurally down-dropped) thereby exposing more of the intrusive phases in the volcanic sequence. This deeper erosion level would also explain why the productive portions of bonanza vein systems are better exposed at National than at Buckskin.

The Buckskin-National area is situated along the western margin of a major north-northwest-trending rift, the Northern Nevada Rift (NNR) that encloses basaltic rocks. The west margin of this structural zone extends northerly through the Hinkey Summit area where it is marked by large rhyolite dikes and, to the north, dome complexes adjacent to the Mesozoic metasediments. This structural zone then extends northward along the west side of Buckskin Mountain. A bimodal sequence of rhyolite and basalt dikes parallels the western structural margin of the NNR and continues through the Buckskin dome complex.

The structure hosting the National Vein trends northwesterly and dips moderately to the west with apparently minor displacement. The southeast projection of this structure extends towards the Buckskin-National project area, however, hydrothermal alteration along the structure weakens sharply southwest of the National Mine, and its trace becomes indiscernible.

Vikre (1985_a) describes a feature he calls the Goosey Lake Depression occurring immediately east of the National District. Elliptical in shape and 14 to 20 miles (22.5 to 32.2

km) in diameter, this basin is partly ringed by volcanic centres and is filled with inward-dipping flows. In the National District, the general dip of the volcanic sequence is 10 to 20° easterly - northeasterly. It is not known if the tilting occurred before or after vein formation within the district, however post-vein formation seems most likely.

6.2 Buckskin-National Project Area Geology

6.2.1 Overview

Buckskin Mountain and the surrounding area were geologically mapped in the late 1970's and early 1980's (Vikre, 1985b); a detailed geological map was completed of the project area during the 2004 field season. The earlier interpretation (Vikre, 1985b) was that the project area was comprised of a sequence of gently northeast dipping layered volcanic rocks deposited on a basement of Mesozoic metasedimentary rocks. Reexamination of the volcanic rocks during the last few years has resulted in the recognition that rhyolite flow domes, dikes, and intrusive bodies comprise a significant portion of the sequence. Furthermore, a package of rhyolite tuffs, flow dome carapace breccias, bedded breccia, possible eruption breccia deposits, and small silica sinter pools, were apparently deposited in a complex northerly-trending graben. The Geology Map (Figure 3) and cross section (Figure 4) depict the current interpretation of the geology of the project area; however, they are to be considered preliminary and subject to some revision.

6.2.2 Structure

The dominant structural features within the National District are: **1.)** northerly trending, high-angle and moderate-angle normal faults with maximum displacements on the order of hundreds of feet, most notably the Bell Vein fault; **2.)** east-west trending faults, which both offset, and are offset by, the northerly trending faults; **3.)** northwest trending faults, including the National Vein fault and topo-indicated structural trends; and **4.)** northeast trending fault zones. Drilling within Buckskin Mountain has been limited in extent and density; however, the few diamond drill holes drilled to date reveal an extraordinarily high density of faulting and fracturing within the mountain.

A second northerly trending vein known on the Buckskin property, the Lawrey Vein, was discovered in the Halcyon adit while driving westward towards the Bell Vein. The vein strikes N10°E, dips 65° west, and reportedly carries a thin streak of ruby silver ore (Hembree, 1989).

At Buckskin, stratigraphic relationships and structural data derived from diamond drill holes suggest that the lithic tuffs, epiclastic sediments with sinter and explosion breccia, and rhyolite flow domes exposed on the top of the mountain occur within a complex graben likely formed by northerly trending fault zones which have normal displacements possibly in excess of 400ft (122 m). The graben may be asymmetrical, with a group of steeply dipping graben-bounding faults on the west side of the mountain, and a wide zone of moderately west-dipping graben-bounding faults on the east side of the mountain. The Bell Vein may have formed within one of the west-dipping faults near the east side of their zone of occurrence.

Generalized Geologic Map of the Buckskin Project


Post-Mineral Volcanic Rocks
Tbp2 Basalt flows and autobreccias
Tlp Latite porphyry flows
Tl Latite porphyry sills and plugs
Syn-Mineral Rocks
Tels Eruptive breccia, lahars, avalanche, sinter
Tbx Heterolithic breccia (fragments of all older units)
Buckskin Dome Complex
Trf Flow-banded rhyolite quartz porphyry
Tfp Flow-banded feldspar porphyry
Pre-Mineral Volcanic Rocks
Tbp1 Basalt flows and autobreccias
X-Section N 4,626,730'
Bell Vein
Romarco Minerals, Inc.
Buckskin-National Project
Geology
Figure 4
Topo contour interval = 15 meters

Figure 3. Geologic Map of the Buckskin project area.


Tels
Tl
Tl
Trp
Tfp
Tfp
Bell Vein
Tfp
Tbp2
Tbp1
Tfp
Tbp1
Tfp
Tfp
Trp
Sketch Cross section of the Buckskin Dome Complex

Figure 4. Generalized cross section of the Buckskin area.

6.2.3 Alteration and Mineralization

Generalized alteration and mineralization assemblages and zoning patterns within the Project area were first described by Vikre (1985_a). These assemblages continue to be used, although their patterns have been modified to some extent (Hatch, 1992) based on data acquired afterwards from the logging of BN-16, BN-17, and BN-5. The following discussion on alteration is largely derived from these three drill holes; some contribution for the discussion is derived from BN-1-4.

Alteration phases can be roughly categorized into those that are liquid-dominated and those that are vapor-dominated. Alteration assemblages resulting from liquid-dominated phases form within the zone of boiling hydrothermal fluids, generally below the groundwater table. Assemblages resulting from vapor-dominated phases generally form above the liquid dominated assemblages, and result from the interaction of gases ascending from the boiling fluids (principally H_2S and CO_2) with rock moisture to form strong acids. These acid sulphate fluids then descend through the package of rocks, causing the formation of alunite, kaolinite, opal, and other minerals that are collectively referred to as acid-sulphate alteration minerals. As will be discussed later under "Geochemistry", these two distinct fluids, the ascending hydrothermal fluids and the descending acid-sulphate fluids, will impart significantly different geochemical signatures into the affected rocks.

The variable intensity and mineralogy of all alteration assemblages results from exposure of affected rocks to variations in the chemistry, temperature, and flow rate of the hydrothermal solutions and gasses. Phases with the highest heat and fluid flow can project above a median groundwater level during periods of strongest activity (as in geysering), resulting in an overlap of vapor- and liquid-dominated alteration phases. A complex and fluctuating groundwater level in geothermal fields results from topographic influences, geologic characteristics, and variation in time and space of heat flow and fluid flow. This also creates, over a period of time, an overlapping of vapor- and liquid-dominated alteration phases that can confuse attempts to interpret geologic and geochemical data (thus the reason for the use of the modifier "-dominated").

The highest-level alteration assemblages at Buckskin involve a relatively low temperature chalcedonic silica 6 opal 6 quartz 6 cinnabar alteration of epiclastic sediments, breccia, and flow dome on the peak of Buckskin Mountain. Interbedded siliceous sinter deposits formed locally when the fluids vented onto the surface and settled into small depressions. Cinnabar is the only significant sulphide, although minor iron oxides suggest either oxidation of some original pyrite or direct deposition of oxides in that form from solution. An enigmatic outcrop of breccia occurring southwest of the mercury deposits has the strongest iron oxides and it may represent a distinct, more dynamic, period of activity. Small silica-clay-barite (?) veins encountered high in BN-17, and hosted in otherwise strong vapor-dominated altered rocks, probably represent the hydrothermal conduits for silica that ultimately formed the sinter and this alteration phase. These veins not only cross-cut acid-sulphate altered rock, but appear to be acid leached themselves, indicating significant fluctuations in the transition zone between vapor-dominated and liquid-dominated assemblages. Mercury is very strongly enriched within this zone.

Occurring below the chalcedonic quartz 6 opal 6 quartz 6 cinnabar alteration assemblages is a large area of intense vapor-dominated, acid-sulphate alteration that is generally characterized by alunite 6 kaolinite 6 quartz 6 pyrite. The limited drill hole data suggests that this zone is approximately 600 feet (183 m) thick and formed within the graben comprising the top of Buckskin Mountain. Core holes BN-2 and 5 indicate that the outer portions of this zone are dominated by opal or kaolinite. Primary rock textures are often obscured, and the silica is likely re-mobilized from those areas that have been most intensely altered to alunite or kaolinite. The top of BN-16 penetrated a zone of intense alunite + minor quartz which gave way to a zone of nearly pure kaolinite (as indicated by an almost complete lack of potassium). Certain portions of this assemblage contain significant iron oxides, which is interpreted to represent earlier quartz-clay-pyrite phases that were later overprinted with the acid-sulphate phases. Geochemical zoning patterns support this concept, as will be discussed later.

The alteration assemblage commonly occurring immediately below the top of the boiling zone generally consists of kaolinite + quartz + pyrite ± illite. The Bell Vein is enclosed in this assemblage, and it is believed that undiscovered vein zones may also be enclosed within this assemblage. In both BN-16 and BN-17, this zone was strongly faulted and fractured. The alteration between fractures is dominated more by quartz + pyrite, while within faulted and fracture zones, kaolinite ± pyrite dominates. Pyrite occurs both as veinlets and disseminated and can constitute up to 10% or so of the rock. Stibnite was observed locally in the upper part of this assemblage both as crystals in veinlets and as aggregates in vugs. Narrow zones of breccia are locally common and denote the more dynamic episodes of hydrothermal activity. These zones are usually comprised of breccia fragments in a matrix of quartz and pyrite. As indicated above, the upper portion of this assemblage was locally later overprinted by clay alteration phases.

In both BN-16 and BN-17, an alteration assemblage consisting (presumably) of quartz ± illite/montmorillonite ± kaolinite + pyrite was encountered in the deeper portions of the holes. The alteration is fairly uniform and primary rock textures are readily apparent. Pyrite contents may be in the 3 to 5% range, however the crystals are usually coarser grained than in the above assemblage. A similar assemblage containing chlorite ± calcite was encountered in narrow intervals in BN-16, and is common in parts of BN-1 and the lower portion of BN-3.

7. Deposit Types

The Buckskin-National Project area comprises a classical and intensely altered paleo-geothermal field that developed in a region of continental extension and related tectonic and volcanic activity. A portion of the paleo-surface of that geothermal field remains intact on the peak of Buckskin Mountain in the form of the mercury-bearing siliceous sinter and hydrothermal breccia deposits. The Bell Vein and its bonanza gold/silver mineralization attest to the capability of the hydrothermal activity to form high grade concentrations of precious metals. K-feldspar (adularia) is a constituent of Bell Vein gangue and related alteration assemblages, indicating that the system can be categorized as a low-sulfidation, quartz-adularia type of gold/silver

occurrence. Additional characteristics of quartz-adularia ore systems that are present at Buckskin-National include the banded vein character of ore, the very low base metal enrichment within the system as a whole, and the geologic environment in which the system formed. Furthermore, the extraordinary enrichments of mercury, selenium, antimony, and arsenic found within Buckskin Mountain are classical characteristics of many low-sulfidation bonanza ore deposits and districts. Examples of similar hydrothermal systems in the United States that created bonanza ores include: Midas (Nevada), 8+ million oz. gold equiv.; Sleeper (Nevada), 3+ million oz. gold equiv.; Republic (Washington), 3+ million oz. gold equiv.; Bodie (California), 2+ million oz. equiv.; and McLaughlin (California), 2.5 million oz. gold equiv. One of the premier deposits of this class is the Hishikari Mine in Japan where more than 8 million ounces of gold will be recovered from ores averaging 1.0 to 3+ ounces of gold per ton.

It is hypothesized that bonanza gold/silver mineralization occurring below Buckskin Mountain will be either in the form of typical linear or stockwork banded vein system(s), and/or in the form of open space filling of porous breccia "pipes" which may be the roots of hydrothermal explosion deposit vents or phreato-magmatic events. As noted earlier, such bonanza mineralization will likely be hosted in rhyolite which has been altered to the kaolinite + quartz ± alunite ± illite + pyrite alteration assemblage. The elevation of the top of this alteration assemblage within the mountain is approximately 8000ft (2440 m). Since the vertical extent of hydrothermal fluid boiling and metal precipitation may be about 1000ft (305 m), drill holes need to penetrate the target zones and structures within an elevation horizon extending from approximately 7000 feet to 8000 feet (2130 to 2440 m) in order to achieve success.

Therefore, the geological and geochemical characteristics of the hydrothermal system at Buckskin indicate that the potential exists for multi-million ounce bonanza gold/silver deposit(s) occurring as veins and/or breccia pipes that would be mined by underground methods

8. Mineralization

8.1 Bell Vein Production

As noted earlier, The Bell Vein trends northerly, dips west at roughly 65° to 75°, and crops out along the eastern flank of Buckskin Mountain at about the 7900ft (2408m) elevation. Intermittent mining to 1941 by the Buckskin National Mining Company or their lessees yielded approximately 24,000 ounces (0.075 t) of gold and 300,000 ounces (9.3 t) of silver from approximately 34,000 tons (30,845 t) of ore (Vikre, 1985_a). If these numbers are correct, the average tenor of the ore was therefore approximately 0.7 ounces gold and 8.8 ounces silver per ton (24 g/t gold and 302 g/t silver).

8.2 Bell Vein Mineralogy

Gold/silver mineralization found along the Bell Vein consists of banded quartz-sulfide-selenide-sulfosalt veining hosted by flow-banded rhyolite. High grade ores are commonly comprised of multi-phase, banded quartz-chalcedony veining with the principal economic minerals consisting of naumannite, pyrargyrite, miargyrite, tetrahedrite, and electrum. Vikre

(1985_a) describes four stages of veining along the Bell Vein, each characterized by distinctive assemblages and textures, and all of which were formed by open space filling. A brief summary of these stages is as follows.

- Stage 1 consists entirely of coalescing euhedral to subhedral quartz crystals, is barren of precious and base metals, and is probably limited to elevations less than 7,000ft (2134 m).
- Stage 2 vein filling constitutes the ore phases and consists of banded quartz, clay minerals, sulfides, selenides, sulfosalts, and electrum. Vikre subdivides Stage 2 into 2A, 2B, and 2C based on replacement textures in sulphides. Stage 2C included some calcite which was replaced by quartz, thereby forming the "angel wing" pseudomorphs readily visible in vein specimens found on the Hatch adit dump.
- Stage 3 comprises vuggy, massive sulphide-sulfosalt aggregates with chalcedonic silica and kaolinite, which form internal to Stage 2 and may be more prevalent in the deeper portions of the vein system. Sulfide minerals are dominantly marcasite, pyrite, arsenopyrite, and stibnite.
- Stage 4, consisting of silica, stibnite, cinnabar, and pyrite, followed brecciation of existing vein phases, and forms a major part of the apex above the Hatch-Halcyon level. Vikre suggests that Stage 4 is synchronous with sinter and cinnabar mineralization on Buckskin Mountain.

These interpretations are based on limited data, therefore, it is anticipated that the understanding of ore mineral paragenesis will evolve as additional geological work is performed on the property, and additional drilling data is obtained.

8.3 Drill Hole Multi-Element Geochemistry

8.3.1 Overview

Broad zones of very strong enrichment of elements commonly associated with gold have been found in drill holes beneath Buckskin Mountain, including: 1,100 feet (335 m) averaging 677 ppm arsenic; 1,040 feet (317 m) averaging 19.5 ppm mercury; 680 feet (207 m) averaging 520 ppm antimony; and 560 feet (170 m) averaging 156 ppm selenium. In addition, broad zones of low-level gold mineralization (10's of ppbs to 1000 ppb) have been intersected in these holes. These broad zones of associated elements and gold indicate the presence of a potentially potent mineralizing system within the mountain.

Most of the discussion contained herein will deal with Au, Hg, Sb, Se, and As data displayed on x-section N4626700 (Fig. 5). These elements were selected because they are well-known associated elements with gold in this type of hydrothermal system, and, with the inclusion of ASARCO's data, a reasonably comprehensive coverage for these elements (except for Se) exists across much of the hydrothermal system on line N4626700. Although silver data are also available, the level of silver enrichment outside of vein zones is weak, and the quality of the ASARCO silver data is quite poor at lower levels of enrichment. Within this discussion of down-hole geochemistry, to avoid clutter, no attempt will be made to provide a metric

conversion for all drill hole intercepts mentioned. Forty foot composite widths are 12.2 m, and 5ft sample widths are 1.5 m.

The geochemistry data shown on x-section N4626700 (Fig. 5) are for 40 foot (nominal) sample lengths. Composite sample geochemistry was performed by Cameco on BN-16 and 17, and also on Asarco drill hole BN-5 (which had never been previously split and assayed) and on Queenstake drill hole BN-6. BN-6 cuts across the Bell Vein 500ft (152 m) south of section N40,400 and is 220ft (67m) in depth. Only that portion of BN-6 that includes the Bell Vein and its immediate hangingwall and footwall had been split and sampled by Queenstake. The sampling of BN-6 allows a comparison of the geochemistry across the Bell Vein and its adjacent wall to that which was encountered beneath Buckskin Mountain in BN-2, 16 and 17.

Analytical results plotted on N4626700 for BN-1, 2 and 3 are simply mathematical 40 foot (nominal) composites of ASARCO's data. ASARCO's gold data were reported in oz/ton with generally a 0.01 or 0.005 oz/ton detection limit, therefore, the mathematical composites of these data were left in oz/ton, and the quality of the gold data at lower enrichment levels is poor. The composite sample approach results in the acquisition of systematic multi-element geochemical data in a cost effective manner, and establishes relative enrichment levels and broad zoning patterns of gold and associated elements from systematic and comprehensive sampling of entire drill holes. Relative enrichment data and zoning patterns effectively help to characterize the type and degree of alteration and mineralization in the hydrothermal system being tested. These results can then be used to help assess the economic exploration potential of the hydrothermal system and help to focus future exploration drilling.

The method Cameco used to acquire composite data for BN-15, 16, 5, and 6 was as follows. The entire length of each drill hole was split and sampled on 5ft (nominal) intervals. Sampling was at times conducted on shorter or longer intervals when geologic characteristics or core recovery warranted. All such samples (the "component" samples) were then crushed and a pulp was prepared for each. Composites were then prepared for 40ft (nominal) intervals by weighing out proportional amounts of each component pulp to be included in the composite. These composites were then subjected to a fire assay for gold and a 34 element geochemistry package. A fire assay was also performed on all of the component samples of a composite that assayed 100 ppb gold or greater (50 ppb in some cases), and on component samples which appeared to be geologically favourable. The fire assay involved a one-assay ton charge, and a detection limit of 5 ppb was obtained by using an atomic-absorption finish. The 34 element geochem package involves an acid digestion of a 0.5 gram sample followed by ICP for most elements, and an aqua regia digestion of a 0.5 gram sample followed by atomic-absorption spectroscopy for As, BI, Ge, Sb, Se, and Te and cold vapour/AAS for Hg. American Assay Laboratories in Sparks, Nevada performed all sample preparation, compositing, and fire assays, and then sent the composite pulps to Acme Analytical Laboratories in Vancouver, B.C. for the 34 element package.

8.3.2 Mercury

As expected, the area below Buckskin Mountain proved to be very strongly enriched in mercury. Long intercepts in the upper portions of BN-2 and BN-17 exceed 10 ppm, with one

composite in BN-17 containing greater than 200 ppm. Although the magnitude of mercury mineralization in BN-16 (7.5 ppm high) is considerably less than in BN-2 and BN-17, the overall zoning is fairly "classical" in that considerably higher values occur in the strongest vapor-phase acid-sulphate alteration than in the underlying liquid-dominated phases.

Sampling of the Bell Vein intercept in BN-6 returned 195 ppb mercury. However, the composites from the hole, including the composite containing the vein intercept, returned 1155 to 3220 ppb mercury.

Recognizing that the sampling of BN-3 is incomplete, mercury is the only element that is significantly enriched in this hole. The highest value for a mathematical composite is 1,531 ppb and five other composites averaged greater than 1000 ppb.

8.3.3 Antimony

An extremely strong and consistent antimony anomaly in the top of BN-16, which also contains the 40ft composite that assayed 159 ppb gold, is one of the most intriguing geochemical anomalies drilled to date under Buckskin Mountain. The 402ft interval from 100 to 502ft averaged 718 ppm antimony, with the highest 40ft composite from that interval returning 1315 ppm. Values exceeding 100 ppm continued down to 740ft at which point the values generally decreased to the 10's of ppms. The antimony mineralization from 100ft to 502ft occurs within the oxidized intense alunite and kaolinite alteration assemblages that contain no visible stibnite or antimony oxides.

BN-17 exhibited significantly less enrichment than BN-16 as only four composites returned greater than 100 ppm antimony. The 80ft interval from 670ft to 750ft that averaged 533 ppm has the highest values in the hole.

BN-5 also returned four composites exceeding 100 ppm even though the hole is only 352ft deep. The highest value, 603 ppm, came from the interval 245ft to 285ft, and the bottom composite, which contains visible stibnite, returned 246 ppm.

None of the other holes for which data are available returned values approaching those in BN-16, BN-17, and BN-5. The only other composite in our data returning greater than 100 ppm is the interval 1900 to 1940ft in BN-1. This mathematical composite averages 157 ppm and it is the same composite that averages 3478 ppm arsenic. Otherwise, the composites in BN-1 are weakly anomalous or possibly even depleted in some cases. BN-2 shows overall enrichment levels to be slightly higher than BN-1, with a high value for a mathematical composite of 73 ppm. The BN-6 samples across the Bell Vein zone returned a high value of 45 ppm for the composite that contains the Bell Vein. The Bell Vein itself returned 112 ppm, and its adjacent hangingwall and footwall returned 84 and 31 ppm respectively.

8.3.4 Selenium

Selenium is strongly enriched in ores of many of the classic epithermal bonanza gold/silver deposits, and extremely enriched at Buckskin. As noted earlier, high grade ore from

the Bell Vein contains naumannite and other selenides. A very strongly enriched zone was penetrated in BN-17 between 630ft and 950ft. The average of the composites making up that interval is 220 ppm, and the highest of those composites returned 421 ppm. BN-16 also contains strong enrichment, but not to the same level as BN-17. The 200ft interval from 460ft to 660ft averages 95 ppm, and this zone correlates with the lower portion of the zone of antimony enrichment. Selenium enrichment in both BN-16 and BN-17 is roughly related to the oxide-sulphide transition zone; however the significance of this association is equivocal. BN-6 composites returned values between 15 and 28 ppm, and the Bell Vein itself returned 30 ppm.

8.3.5 Arsenic

Arsenic is strongly enriched in the deeper portions of BN-2, BN-16, and BN-17, and is not enriched (or is possibly depleted) in the upper portions. Numerous composites within the liquid-dominated alteration assemblages returned greater than 1000 ppm, with the highest value being 1396 ppm from the interval 1260 – 1360ft in BN-16. Vapor-dominated alteration phases are generally characterized by non-enriched or depleted composite intervals, *i.e.,* those that returned less than 10 ppm to a few 10's of ppms. As with gold, the strongly kaolinized zone in BN-16 discussed above does contain some anomalous arsenic. Surprisingly, however, the composite assaying 159 ppb gold returned only 15 ppm arsenic, yet the composites on either side that assayed 61 and 35 ppb gold, returned 120 and 55 ppm arsenic, respectively. The BN-2 arsenic data are uniformly less than the BN-16 and BN-17 data where the former crosses each of the latter. This discrepancy could result from either: 1. analytical differences, or 2. the fact that the penetration of BN-2 is possibly in excess of 200' south of BN-16 and BN-17 within the area in which they cross.

The arsenic profile of BN-1 is less consistent than is the pattern exhibited by BN-2, 16, and 17 beneath Buckskin Mountain. Although the composite from 20 to 60' averaged only 49 ppm arsenic, the next 440ft is moderately to strongly enriched, with an average of 585 ppm. This high near-surface arsenic is likely due to the fact that the hole was collared in liquid-dominated alteration phases (any original vapor-dominated alteration phases have been eroded from this area). Continuing down the hole below 500ft, arsenic is only weakly to moderately enriched to 1379ft. The next 160ft are very strongly enriched, with a high value of 2155 ppm returned from the interval 1420-1460ft. This zone is followed by 360ft which is non- to weakly-enriched, which is in turn followed by a 40ft interval returning 3478 ppm, the highest value for a 40ft composite from any of the drill holes. The bottom two 40ft intervals in the hole exhibit weak to moderate enrichment.

Arsenic values within the Bell Vein zone penetrated by BN-6 are highly anomalous, but are lower in magnitude, than numerous 40ft composites in other holes. The Bell Vein returned 283 ppm, while the immediate hangingwall and footwall samples returned 662 ppm and 165 ppm, respectively. This magnitude of arsenic mineralization, when compared with the >2000 ppm intercepts deep in BN-1 (one of which *may* be the down-dip extension of the Bell Vein), again reflects the much stronger arsenic enrichment at deeper levels within the liquid dominated alteration phases than near the top of those phases, as is exhibited beneath Buckskin Mountain.

8.3.6 Gold

The gold geochemistry data from BN-16 and BN-17 indicates that a broad zone of low-level gold enrichment (in the 10's of ppbs) exists in the liquid-dominated alteration zone beneath Buckskin Mountain. Within this broad zone are a number of composites exceeding 100 ppb that are usually associated with a greater density of faults and fractures, hydro-fract breccias, and open-space quartz. Within the upper acid alteration phases, BN-17 exhibits the expected total lack of gold at the 5 ppb detection limit, however, the data from BN-16 indicates a much more complex situation. The 5ft interval from 325 to 330ft that assayed 0.016 oz/ton is within a 40ft composite that assayed 159 ppb. This entire composite, along with adjacent composites returning 61 and 35 ppb gold, occur entirely within a zone of strong kaolinite 6 quartz alteration. As will be noted later, this anomalous gold interval occurs within a zone of very strong antimony mineralization. The strong antimony further supports the interpretation that a "spike" of liquid dominated mineralization was followed by vapor-phase acid-sulphate alteration.

The highest gold composite from either BN-16 or BN-17 was from the interval 1111.3 to 1150ft in BN-17. This composite assayed 260 ppb and includes not only 7.3ft @ 0.022 (748 ppb), but also three other component samples assaying between 250 and 255 ppb. Two 40ft mathematical composites of BN-2 data, both averaging 0.006 oz/ton, are roughly coincident with this 260 ppb composite if the interpreted inclination of BN-2 is accepted.

The BN-6 composite data provides valuable insight into the dispersion of gold outward from the Bell Vein. The 40ft composite containing the vein and its associated hangingwall and footwall zones returned 1389 ppb (0.041 oz/ton) gold. The adjacent hangingwall composites returned 50, 34, and 93 ppb, and the adjacent footwall composite returned 58 ppb. It is therefore obvious that the high grade Bell Vein mineralization is surrounded by a "halo" of gold of no greater magnitude than some of the better gold composites encountered in BN-16 and BN-17.

8.3.7 Base Metals

There are no significantly anomalous values of copper, lead, zinc, molybdenum or any other base metal in the multi-element geochemical data base. A lead value of 3567 ppm from one composite in BN-16 is presumed to be erroneous since the next highest value in the hole is 51 ppm. A 405 ppm copper value in BN-6 is also suspect (or is an aberration) as that value is approximately one order of magnitude higher than any other.

8.4 Generalized Associated Element Zoning

The geochemical data discussed above and depicted on section N4626700 (Fig. 5) provide a basis for generalizations regarding associated element zoning within the Buckskin Project paleo-geothermal field. It is important to remember that zoning patterns have been complicated by multi-pulse hydrothermal activity and the apparent lowering and raising of the boiling zone/vapor phase zone transition through time. The zoning pattern discussed below reflects enrichment during relatively extensive alteration phases and not that of the restricted vein phases as discussed by Vikre (1985_a), however, there does appear to be a similar vertical zoning between the two.

Mercury is zoned high in the system and is significantly stronger immediately beneath Buckskin Mountain than either to the west or east. Strong enrichment occurs not only in vapor-phase alteration assemblages but also in the upper portion of liquid-dominated assemblages. Antimony enrichment is zoned high in liquid-dominated alteration phases and low in vapor-dominated phases, with the strongest enrichment occurring below the upper western slope of Buckskin Mountain. Strong arsenic enrichment occurs in the mid- to lower-levels of liquid-dominated phases (the boiling zone) and is developed both in the Bell Vein area and beneath Buckskin Mountain. Selenium is most strongly enriched in the upper portions of liquid-dominated phases, and as noted above, has an "overlap" association with all of the other elements.

9. Exploration

Romarco has completed three field seasons of exploration activity on the Buckskin-National property. Recent exploration activities by other parties have been outlined in Section 5 History. In 2004, Romarco relogged existing drill core, conducted geological mapping, completed a 950 sample soil sampling grid, and designed a drilling program to test geochemical and structural targets generated by the field activities.

10. Drilling

Romarco has completed 2005 and 2006 core drilling programs on the Buckskin-National property. Previous drilling conducted by other parties is outlined in Section 5 History.

Five core (HQ) holes were completed in 2005. They tested the down-dip extension of the Bell vein. The vein was encountered as was the earlier mentioned Lawry vein. The latter yielded a 5-ft assay of 0.027 ounces per ton (opt) Au and 16.13 opt Ag. The Bell vein intercept from 1147-1153 ft was 0.041 opt Au.

Another vein, the Bobcat, was intercepted by the second core hole of the 2005 drill season. It is a brecciated vein zone with an intercept between 639 to 644 ft that assayed 0.079 opt Au.

Only two core holes were completed during the 2006 campaign due to limited availability of a core rig. Another test of the down-dip extension of the productive Bell vein was completed as was another test of the Bobcat vein recognized during the 2005 season. Both encountered anomalous but not ore-grade gold and silver values.

In the course of drilling in August 2006 at one drill site, a quantity of non-toxic and non-hazardous drilling mud was inadvertently released into the environment. Romarco removed this material under the supervision of the USFS and NDEP. In addition to the removal of drilling mud material, Romarco installed six (6) silt fences with wattles (filtration logs) spanning a 1.5 mile area to capture any potential remaining drilling mud that could be carried downhill with the Spring snow melt and runoff. The cost of the clean up activities was not significant.

Romarco will continue to report to the USFS and the NDEP on a monthly basis as it monitors Spring runoff conditions. The incident is not expected to have an impact on future drilling plans.

10.1 Geochemical Data From 2005-2006 Drilling

A composite cross section is shown in Figure 5 showing geologic units and geochemical data from the 2005-2006 drill campaign. There is an extensive zone of elevated mercury under the top of Buckskin mountain that, in turn, is underlain by elevated arsenic values. The immediate area adjacent to gold-silver intercepts exhibits elevated arsenic and antimony values.


Collapse Breccia,
Lahars, Sinter
Tbx
Elevation
Lp
8500
Tfp
Tfp
>8ppm Hg
Bell Vein
BN-18
Tfp
>400ppm As
>50ppm Sb
>400ppb Au
Tb1
BN-20
16.1opt Ag
7000 ft
Tfp
BN-19
Lawry Vn
Trp
BN-3
Tb1
BUCKSKIN CROSS SECTION N4626700

Figure 5. Buckskin cross section with drill holes and geochemical data.

11. Sampling Method and Approach

Romarco has completed geochemical analyses on earlier core samples from the Buckskin area and analyzed soil geochemical samples from the 2004 field program. Analyses were conducted by ALS Chemex, Sparks, Nevada. Additionally, fire assay data on gold and silver on 5-ft sample intervals and a 47-element ICP-MS analytical package on 40-ft composite samples from the 2005 and 2006 drill programs were completed by ALS Chemex. Five-feet sample intervals were identified by logging. These intervals were hydraulically split, bagged, and labeled for assay. All samples were received at the logging site by ALS Chemex.

12. Sample Preparation, Analyses and Security

Romarco has completed analyses on soil (B-horizon) and core samples. With the exception of splitting or sawing drill core, the sample preparation (crushing, splitting, and pulverizing) were done by ALS Chemex. A percentage of all samples (usually 5-10%) were duplicated and reanalyzed as check samples. The number of check samples will be increased if comparisons vary considerably, such as is noted in Section 13 below. To the maximum extent possible, samples were kept in a secure area until they are collected by the lab. All core logging was completed by the writer of this report, and sample intervals were determined from the logging.

13. Data Verification

The information on the Buckskin-National property has been compiled from available public and private sources. During the author's field visits to the property, and after reviewing all available data generated to date, it became readily apparent that the style of alteration and mineralization is consistent with that reported by prior workers. Furthermore, all prior work on the property used to support the interpretations contained herein was conducted by widely known and reputable mining and exploration companies. Analytical data generated by these prior workers came from equally widely known and reputable assay laboratories.

14. Adjacent Properties

As noted in Section 5.1, very high grade gold/silver ore was produced from the National Vein at the National Mine, which is located three miles (5 km) to the northwest of Buckskin Mountain and about 1.5 miles northwest of the north boundary of the Buckskin-National Project area. The National Vein and the mineralization at Buckskin-National are part of the same hydrothermal system, however **the high grade ore produced from the National Vein is not necessarily indicative of the mineralization occurring at Buckskin-National.**

15. Mineral Processing and Metallurgical Testing

Romarco has not conducted any mineral processing or metallurgical test work on rocks from the Buckskin-National property.

16. Mineral Resource and Mineral Reserves Estimate

As noted in section 5.3, Queenstake Resources calculated a resource estimate on the Bell vein, however, the estimate was made well before adoption of NI 43-101 standards, and consequently should not now be considered to be a resource or reserve.

17. Other Relevant Data and Information

No additional information or explanation is known by the author to be necessary to make the technical report understandable and not misleading.

18. Interpretation and Conclusions

Buckskin-National clearly demonstrates the potential for discovery of high grade, bonanza vein and breccia pipe deposits containing multi-million ounces of gold and tens or hundreds of million ounces of silver. Support for this interpretation is based on the following:

- The geological setting is analogous to major bonanza districts worldwide,
- The chemistry of the hydrothermal system is classical for the deposits sought,
- The intensity and extent of the hydrothermal alteration and mineralization is evidence that a potent hydrothermal system was active in Mid-Miocene time,
- The Bell Vein has already yielded mineralization of the type sought,
- On the basis of previous production from the district, ore grades could be multiple ounces gold per ton, and
- The property is situated along the northwestward projection of one of the major gold belts in the world.
- The discovery in recent years of multi-million ounce bonanza gold/silver deposits at Midas, Sleeper, and Ivanhoe attests to the occurrence of such deposits in Nevada

Large areas of the property, along with numerous targets indicated by geological re-interpretation and geochemical data, remain untested at Buckskin. Additionally, the down-dip and strike extensions of the Bell Vein have never been adequately drill tested.

The author concludes that more than sufficient evidence is present at Buckskin-National to justify an aggressive exploration program to test for bonanza vein or breccia hosted deposits in the project area.

19. Recommendations

19.1 Recommended Exploration Program

A high quality orthophoto with topography of the project area, based on color aerial photography, was acquired in July, 2004. The photos and orthophoto provided both a base map for the compilation of all data, and a detailed aerial view that assisted in understanding the geology of the area.

- High-angle graben bounding faults on the west side of the mountain.
  The target zone lies partially beneath an exceptionally enriched zone of antimony that was encountered in drill hole BN-16. This very strong antimony and its associated anomalous gold, arsenic and selenium, combined with the intense alunite and kaolinite dominated alteration assemblages within which they occur, indicate high levels of fluid flow of favorable chemistry in this area. Gold would have been deposited below the vapor-dominated acid alteration in high angle normal faults or within hydrothermal breccias.

- A hydrothermal breccia body approximately 100ft (30m) wide was encountered during the geologic mapping. It should be tested by a core hole directed below the strong arsenic and antimony anomaly encountered in BN-16 and BN-17.

- The steep-sided "cirque" located on the north side of the mountain.
  The cirque is probably bounded and bisected by northerly-, northwesterly-, and northeasterly-trending fault zones, all of which represent vein and breccia pipe target zones. Outcrop within the cirque is very sparse, likely due to the walls being largely comprised of kaolinite- and alunite-dominated alteration assemblages. The few available outcrops, including prospect workings, variously exhibit hydrothermal breccias, alunite, stibnite (or oxides), barite, and quartz. The target area is large, being approximately 2000 to 3000 feet (610 to 914 m) wide and over 3300 feet (1km) long, and has never been drill tested.

- Down-dip potential on the Bell Vein.
  It is interpreted that the down dip extension of the Bell Vein has never been tested; therefore, additional drilling is necessary to determine the potential for ore lying below the existing workings on the Bell Vein.

- Blind vein systems were recognized from the soil sampling program of 2004 and some of those were physically located by opening collapsed mine workings. These vein systems being drill tested.

20. References

Bonham, Harold F., 1986 Models for Volcanic-Hosted Epithermal Precious Metal Deposits, Nevada Bureau of Mines and Geology.

Hamilton, L., 1990, Buckskin National Preliminary Assessment: U.S. Forest Service report, 39 p.

Hatch, R. M., 1992, Buckskin Project, Humboldt County, Nevada, 1992 Exploration Summary Report: proprietary report for Cameco U.S. Inc.

Hayba, Daniel O., Bethke, Philip M., Heald, Pamela and Foley, Nora K., 1985 Geologic, Mineralogic, and Geochemical Characteristics of Volcanic-hosted Epithermal Precious-metal Deposits in Berger, B.R. and Bethke, P.M., editors, Geology and Geochemistry of Epithermal Systems, Reviews in Economic Geology, Vol. 2

Hembree, D.R., 1989, Overview of the Buckskin National Mine Property, Humboldt County, Nevada: proprietary report for Queenstake Resources U.S.A. Inc., 39 p.

McKee, Edwin H., 1996 Cenozoic Magmatism and Mineralization in Nevada in Coyner, A.R., and Fahey, P.L., editors, Geology and Ore Deposits of the American Cordillera: Geological Society of Nevada Symposium Proceedings, p.581-588

Roberts, R.E., 1940, Quicksilver deposit at Buckskin Peak, National Mining District, Humboldt County, Nevada: U.S. Geol. Sur. Bull. 922-E, p. 155-133.

Tingley, Joseph V. and Bonham, Jr., Harold F., 1986 Precious Metal Mineralization in Hot Springs Systems, Nevada-California: Nevada Bureau of Mines and Geology, Rep 41.

Vikre, P.G., 1985_a, Precious metal vein systems in the National District, Humboldt County, Nevada: Econ. Geol., v. 80, p. 360-393.

Vikre, P.G., 1985_b, Geologic map of the Buckskin Mountain quadrangle, Nevada: Nevada Bur. Mines Geol. Map 88.

Vikre, P.G., 1987, Paleohydrology of Buckskin Mountain, National District, Humboldt County, Nevada: Econ. Geol. v. 82, p. 934-950.

21. Certificate and Consent of Qualified Person

I, Tommy B. Thompson, the author of this Summary Report on the Buckskin-National Project, reside at 8205 White Falls Drive, Reno, Nevada 89506. I am V.P. of Exploration for Romarco Minerals, Inc.

I received B.S., M.S., and Ph.D. degrees in Geology from the University of New Mexico in 1961, 1963, and 1966, respectively. I have worked in the minerals industry for over 40 years and have been involved in mineral exploration for base and precious metals in the United States, Mexico, and in various countries in South America and Australasia.

I am a Fellow of the Society of Economic Geologists (SEG), Society of Mining, Metallurgy and Exploration (SME), the Geological Society of America. Additionally, I am a member of the American Institute of Professional Geologists (AIPG), American Association of Exploration Geochemists, the Denver Region Exploration Geologists Society, and the Geological Society of Nevada.

I am a licensed Professional Geologist by AIPG (CPG#10875 and an SME Founding Registered Member (#3223450RM). By reason of my education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101.

I have read NI 43-101 and Form 43-101F1 and have complied with these Policy Documents in the preparation of this report.

I have visited and conducted field examinations at the Buckskin-National Project area on numerous occasions from June-October, 2004; July-October, 2005, and July-October, 2006. In addition, I have reviewed all pertinent available data relating to the project area.

I am responsible for all sections of this technical report.

I am not aware of any material fact or material change with respect to the subject matter of the technical report that is not reflected in the technical report, the omission to disclose which makes the technical report misleading.

Dated at Reno, Nevada this 20th day of December, 2006.

"Tommy B. Thompson"

APPENDIX I

Mining Claim Data
Buckskin-National Project

Unpatented Lode Mining Claims Owned by Paragon Precious Metals, LLC

Page 1

Claim Name	Humboldt County Document No.	BLM Serial No.
BKSKN 1	1995 360081	725029
BKSKN 2	1995 360082	725030
BKSKN 3	1995 360083	725031
BKSKN 4	1995 360084	725032
BKSKN 5	1995 360085	725033
BKSKN 6	1995 360086	725034
BKSKN 7	1996 11369	725035
BKSKN 8	1995 360088	725036
BKSKN 9	1995 360089	725037
BKSKN 10	1995 360090	725038
BKSKN 11	1995 360091	725039
BKSKN 12	1995 360092	725040
BKSKN 13	1995 360093	725041
BKSKN 14	1995 360094	725042
BKSKN 15	1995 360095	725043
BKSKN 16	1995 360096	725044
BKSKN 17	1995 360097	725045
BKSKN 18	1995 360098	725046
BKSKN 19	1995 360099	725047
BKSKN 20	1995 360100	725048
BKSKN 21	1995 360101	725049
BKSKN 22	1995 360102	725050
BKSKN 23	1996 11371	754042
BKSKN 24	1996 11372	754043
BKSKN 25	1996 11373	754044
BKSKN 26	1996 11374	754045
BKSKN 27	1996 11375	754046
BKSKN 28	1996 11376	754047
BKSKN 29	1996 11377	754048
BKSKN 30	1996 11378	754049

Unpatented Lode Mining Claims Owned by Paragon Precious Metals, LLC

Page 2

BKSKN 31	1996 11379	754050
BKSKN 32	1996 11380	754051
BKSKN 33	1996 11381	754052
BKSKN 34	1996 11382	754053
BKSKN 35	1996 11383	754054
BKSKN 36	1996 11384	754055
BKSKN 37	1996 11385	754056
BKSKN 38	1996 11386	754057
BKSKN 39	1996 11387	754058
BKSKN 40	2003 1337	843878
BKSKN 41	2003 1338	843879
BKSKN 43	2003 1339	843880
BKSKN 44	2003 1340	843881
BKSKN 45	2003 1341	843882
BKSKN 46	2003 1342	843883
BKSKN 47	2003 1343	843884
BKSKN 48	2003 1344	843885
BKSKN 49	2003 1345	843886
BKSKN 50	2003 1346	843887
BKSKN 51	2003 1347	843888
BKSKN 52	2003 1348	843889
BKSKN 53	2003 1349	843890
BKSKN 54	2003 1350	843891
BKSKN 55	2003 1351	843892
BKSKN 56	2003 1352	843893
BKSKN 57	2003 1353	843894
BKSKN 58	2003 1354	843895
BKSKN 59	2003 1355	843896
BKSKN 60	2003 1356	843897
BKSKN 61	2003 1357	843898
BKSKN 62	2003 1358	843899
BKSKN 63	2003 1359	843900
BKSKN 64	2003 1360	843901
BKSKN 65	2003 1361	843902
BKSKN 66	2003 1362	843903
BKSKN 67	2003 1363	843904
BKSKN 68	2003 1364	843905
BKSKN 69	2003 1365	843906
BKSKN 70	2003 1366	843907

Unpatented Lode Mining Claims Owned by Paragon Precious Metals, LLC

Page 3

BKSKN 71	2003 1367	843908
BKSKN 72	2003 1368	843909
BKSKN 73	2003 1369	843910
BKSKN 74	2003 1370	843911
BKSKN 75	2003 1371	843912
BKSKN 76	2003 1372	843913
BKSKN 77	2003 1373	843914
BKSKN 78	2003 1374	843915
BKSKN 79	2003 1375	843916
BKSKN 80	2003 1376	843917
BKSKN 81	2003 1377	843918
BKSKN 82	2003 1378	843919
BKSKN 83	2003 1379	843920
BKSKN 84	2003 1380	843921
BKSKN 85	2003 1381	843922
BKSKN 86	2003 1382	843923
BKSKN 87	2003 1383	843924
BKSKN 88	2003 1384	843925
BKSKN 89	2003 1385	843926
BKSKN 90	2003 1386	843927
BKSKN 91	2003 1387	843928

BKSKN 1 thru 6, 8 thru 22 shown on claim map filed as Document No.1995 360080
BKSKN 7 shown on claim map filed as Document No.1996 11368
BKSKN 23 thru 39 shown on claim map filed as Document No.1996 11370
BKSKN 40 thru 91 shown on claim map filed as Document No.2003 1337

Unpatented Lode Mining Claims Owned by Buckskin National Mine, Ltd. Limited Partnership

Claim Name	BLM Serial No.
Ormand Bell No. 2	796406
Rattler No. 1	796407
Buick	796408
Ormand Bell No. 1	796409
Hudson	796410
Normand Bell No. 2	796411
Rambler	796412
Normand Bell No. 1	796413
Maxwell	796414
Reo	796415

Unpatented Lode Mining Claims Owned by John Bell

Claim Name	BLM Serial No.
Rattler No. 2	796416
Finis	796417
Sylvanite	796418